Form 20-F
Bitdeer Technologies Group
filed 2023-04-19
CIK 1899123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to
OR
☒
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: April 13, 2023
Commission File Number: 001-41687

BITDEER TECHNOLOGIES GROUP
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	Cayman Islands (Jurisdiction of incorporation or organization)
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of principal executive offices)
Linghui Kong
Chief Executive Officer
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
Telephone: +65 62828220
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value US$0.0000001	BTDR	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 62,888,683 Class A ordinary shares and 48,399,922 Class V ordinary shares, as of April 13, 2023.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☒ Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

EXPLANATORY NOTE
On April 13, 2023 (the “Closing Date”), Bitdeer Technologies Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), consummated the previously announced business combination pursuant to the Amended and Restate Agreement and Plan of Merger, dated December 15, 2021, by and among (i) the Company, (ii) Bitdeer Technologies Holding Company, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bitdeer”), (iii) Blue Safari Group Acquisition Corp., a BVI business company (“BSGA”), (iv) Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of the Company (“BSGA Merger Sub 1”), (v) Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of the Company (“BSGA Merger Sub 2”), (vi) Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Bitdeer Merger Sub”) and (vii) Blue Safari Mini Corp., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of BSGA, as amended by (a) the First Amendment to Amended and Restate Agreement and Plan of Merger, dated May 30, 2022, (b) the Second Amendment to Amended and Restated Agreement and Plan of Merger, dated December 2, 2022 and (c) the Third Amendment to Amended and Restated Agreement and Plan of Merger, dated March 7, 2023, each by and among the same parties (the “Merger Agreement”).
Pursuant to the Merger Agreement, the transactions contemplated under the Merger Agreement were consummated via a multiple-merger structure, including (i) BSGA Merger Sub 1 merging with and into BSGA with BSGA being the surviving entity and becoming a wholly-owned subsidiary of the Company (the “First SPAC Merger”, and the surviving entity, the “Initial SPAC Surviving Sub”), (ii) immediately following the First SPAC Merger, Initial SPAC Surviving Sub merging with and into BSGA Merger Sub 2, with BSGA Merger Sub 2 being the surviving entity (the “Second SPAC Merger”, and together with the First SPAC Merger, the “Initial Mergers”), and (iii) following the Initial Mergers, Bitdeer Merger Sub merging with and into Bitdeer, with Bitdeer being the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Acquisition Merger”, and together with the Initial Mergers and other transactions contemplated by the Merger Agreement, the “Business Combination”).
Immediately prior to the effective time of the First SPAC Merger (the “First SPAC Merger Effective Time”), (i) each unit of BSGA (“BSGA Unit”) issued and outstanding immediately prior to the First SPAC Merger Effective Time was automatically detached into one Class A ordinary shares, no par value, of BSGA (the “BSGA Class A Ordinary Share”) and one right convertible into one-tenth (1/10) of a BSGA Class A Ordinary Share (the “BSGA Right”) and (ii) each BSGA Right outstanding immediately prior to the First SPAC Merger Effective Time (and immediately subsequent to the detachment of the BSGA Units) was cancelled and ceased to exist in exchange for the right to receive, without interest, one-tenth (1/10) of a BSGA Class A Ordinary Share.
At the First SPAC Merger Effective Time, each ordinary share, no par value, of BSGA (the “BSGA Ordinary Share”) issued and outstanding immediately prior to the First SPAC Merger Effective Time was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, one Class A ordinary shares of the Company, par value US$0.0000001 per share (the “Class A Ordinary Share”).
At the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), (i) each ordinary share of Bitdeer, par value US$0.0000001 per share (the “Bitdeer Ordinary Share”) and each preferred share of Bitdeer, par value US$0.0000001 per share, (together with Bitdeer Ordinary Share, the “Bitdeer Shares”) issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the Bitdeer Shares beneficially owned by Mr. Jihan Wu, founder of Bitdeer, through Victory Courage Limited, the “Key Executive Shares”) was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, such number of Class A Ordinary Shares that is equal to the Exchange Ratio (as defined below), (ii) each Key Executive Share issued and outstanding immediately prior to the Acquisition Merger Effective Time was automatically cancelled and ceased to exist in exchange for the right to receive, without interest, such number of Class V ordinary shares of the Company (“Class V Ordinary Shares”) that is equal to Exchange Ratio (as defined below), (iii) each restricted share unit to acquire Bitdeer Shares issued pursuant to an award granted under Bitdeer’s 2021 Share Incentive Plan (“Bitdeer RSU”) outstanding immediately prior to the Acquisition Merger Effective Time, whether vested or unvested, was assumed by the Company and converted into an award of restricted share units (each an “Assumed RSU”) representing the rights to receive, on the same terms and conditions (including applicable vesting, settlement and expiration provisions) as applied to each such Bitdeer RSU immediately prior to the Acquisition Merger Effective Time, Class A Ordinary Shares, except that the number of Class A Ordinary Shares subject to such Assumed RSU equals the product of (A) the number of Bitdeer Ordinary Shares that were subject to such Bitdeer RSU immediately prior to the Acquisition Merger Effective Time, multiplied by (B) the Exchange Ratio (as defined below), rounded down to the nearest whole share and (iv) the convertible note issued by Bitdeer that is convertible into the Bitdeer Ordinary Shares (the “Bitdeer Convertible Note”) outstanding immediately prior to the Acquisition Merger Effective Time was assumed by the Company and represented the rights to receive, on the same terms and conditions as applied to such Bitdeer Convertible Note, Class A Ordinary Shares, except that the number of Class A Ordinary Shares to be received upon conversion of the Bitdeer Convertible Note equals the product of the number of Bitdeer Ordinary Shares issuable upon conversion of the Bitdeer Convertible Note multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole share.
As used herein, “Exchange Ratio” means the quotient obtained by dividing (A) 118,000,000 by (B) the Bitdeer Total Shares, and is approximately 0.00858; and “Bitdeer Total Share” equals, as of immediately prior to the Acquisition Merger Effective Time, the sum of (x) the number of issued and outstanding Bitdeer Shares (on an as-converted basis), (y) the aggregate number of Bitdeer Shares (on an as-converted basis) issuable upon the settlement of all vested Bitdeer RSUs as of immediately prior to the Acquisition Merger Effective Time (including after giving effect to the consummation of the Acquisition Merger or any acceleration of any unvested Bitdeer RSUs in connection with the consummation of the Acquisition Merger) and (z) the aggregate number of Bitdeer Shares (on an as-converted basis) issuable upon conversion of the Bitdeer Convertible Note.
On April 14, 2023, Class A Ordinary Shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “BTDR.”

INTRODUCTION
Frequently Used Terms
In this shell company report on Form 20-F (including information incorporated by reference herein, this “Report”), unless the context otherwise requires, the “Company,” “Bitdeer” and references to “we,” “us,” or similar such references should be understood to be references to Bitdeer Technologies Group and its subsidiaries. When this Report refers to “Bitdeer” “we,” “us,” or similar such references in the context of discussing Bitdeer’s business or other affairs prior to the consummation of the Business Combination on April 13, 2023, it refers to the business of Bitdeer Technologies Holding Company and its subsidiaries. Following the date of consummation of the Business Combination, references to “Bitdeer” “we,” “us,” or similar such references should be understood to refer to Bitdeer Technologies Group and its subsidiaries. References to “BSGA” should be understood to refer to Blue Safari Group Acquisition Corp.
Certain amounts and percentages that appear in this Report may not sum due to rounding.
Unless otherwise stated or unless the context otherwise requires, in this Report:
“Acquisition Merger Effective Time” has the meaning ascribed to it in the section entitled “Explanatory Note.”
“Bitdeer Convertible Note” means the US$30,000,000 8% coupon unsecured convertible notes due July 2023 issued pursuant to such subscription agreement dated July 23, 2021 between Bitdeer and VENTE Technology Growth Investments L.P. as the noteholder, as may be amended and/or restated from time to time.
“Bitdeer Merger Sub” or “Merger Sub 3” means Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a direct wholly-owned subsidiary of the Company.
“Bitdeer Ordinary Shares” means the ordinary shares in the share capital of Bitdeer.
“Bitdeer Plan” means the 2021 Share Incentive Plan adopted by Bitdeer on July 20, 2021, as amended from time to time.
“Bitdeer Preference Shares” means the preference shares in the share capital of Bitdeer.
“Bitdeer RSUs” means the restricted share units to acquire Bitdeer Shares issued pursuant to an award granted under the Bitdeer Plan.
“Bitdeer Shares” means the Bitdeer Ordinary Shares and the Bitdeer Preference Shares.
“Bitdeer Total Shares” means, as of immediately prior to the Acquisition Effective Time, the sum of (i) the number of issued and outstanding Bitdeer Shares (on an as-converted basis), (ii) the aggregate number of Bitdeer Shares (on an as-converted basis) issuable upon the settlement of all vested Bitdeer RSUs as of immediately prior to the Acquisition Effective Time (including after giving effect to the consummation of the Acquisition Merger or any acceleration of any unvested Bitdeer RSUs in connection with the consummation of the Acquisition Merger) and (iii) the aggregate number of Bitdeer Shares (on an as converted basis) issuable upon conversion of the Bitdeer Convertible Note.
“Business Combination” has the meaning ascribed to it in the section entitled “Explanatory Note.”
“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Class A Ordinary Shares” means the Class A ordinary shares, par value US$0.0000001, in the share capital of the Company.
“Class V Ordinary Shares” means the Class V ordinary shares, par value US$0.0000001, in the share capital of the Company.
“Closing Date” means April 13, 2023.
“COVID-19” means the novel coronavirus.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient obtained by dividing the Per Share Equity Value by US$10.00, which is approximately 0.00858 based on the number of Bitdeer Total Shares as of immediately prior to the Acquisition Merger Effective Time (as defined in the Merger Agreement).
“IAS” means International Accounting Standard.
“IASB” means International Accounting Standards Board.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Investment Company Act” or “1940 Act” means the Investment Company Act of 1940, as amended.
“JOBS Act” means the Jumpstart our Business Startups Act of 2012.
“Merger Agreement” means the Amended and Restated Agreement and Plan of Merger, dated December 15, 2021, by and among the Company, BSGA, Bitdeer and other parties thereto, which amended and restated the Agreement and Plan of Merger dated November 18, 2021, as amended by (i) the First Amendment to Amended and Restated Agreement and Plan of Merger, dated May 30, 2022, by and among the same parties, (ii) the Second Amendment to Amended and Restated Agreement and Plan of Merger, dated December 2, 2022, by and among the same parties, and (iii) the Third Amendment to Amended and Restated Agreement and Plan of Merger, dated March 7, 2023, by and among the same parties.
“Nasdaq” means the Nasdaq Stock Market.
“Ordinary Shares” means Class A Ordinary Shares and/or Class V Ordinary Shares (as appropriate).
“PFIC” means a passive foreign investment company.
“Per Share Equity Value” means the quotient obtained by dividing US$1.18 billion by the Bitdeer Total Shares.
“Rule 144” means Rule 144 under the Securities Act.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“U.S. Dollars” and “US$” means United States dollars, the legal currency of the United States.
“U.S. GAAP” means generally accepted accounting principles in the United States.
“VAT” means value added tax.
Frequently Used Technical Terms
Unless otherwise stated or unless the context otherwise requires, in this Report:
“BCH” means Bitcoin Cash.
“BCHA” means Bitcoin Cash ABC.
“BSV” means Bitcoin Satoshi’s Vision.
“BTC” means Bitcoin.
“BTM” means Bytom.
“CKB” means Nervos Network.
“DASH” means Dash.

“DCR” means Decred.
“DOGE” means Dogecoin.
“DPoS” means Delegated Proof-of-Stake.
“EH/s” means exahash per second.
“ETC” means Ethereum Classic.
“ETH” means Ethereum.
“ETN” means Electroneum.
“FIL” means Filecoin.
“HNS” means Handshake coin.
“j/T” means joule/terahash.
“LTC” means Litecoin.
“PoC” means Proof-of-Capacity.
“PoS” means Proof-of-Stake.
“PoST” means Proof-of-Spacetime.
“PoW” means Proof-of-Work.
“SC” means Siacoin.
“TH/s” means terahash per second.
“USDC” means USD Coin.
“USDT” means Tether, a cryptocurrency that is hosted on the Ethereum and Bitcoin blockchains, among others.
“XCH” means Chia.
“ZEC” means Zcash.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters set forth in the section entitled “Item 3. Key Information — D. Risk Factors” of this Report and the section entitled “Risk Factors” of the Company’s Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345) filed with the SEC on March 23, 2023 (the “Form F-4”), which are incorporated by reference into this Report.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.
Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4 in the section entitled “BTG’s Directors and Officers Following the Business Combination,” which is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509.
B.
Adviser

Cooley LLP will act as counsel to the Company upon and following the consummation of the Business Combination.
C.
Auditors

MaloneBailey, LLP acted as the independent auditor for Bitdeer, the predecessor of the Company, as of December 31, 2021 and 2022, and for each of the three years in the period ended December 31, 2022, and will continue to act as the independent auditor of the Company upon and following the consummation of the Business Combination.
The current address of MaloneBailey, LLP is 10370 Richmond Avenue, Houston, TX 77042.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.
[Reserved]

B.
Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2022 on:
•
a historical basis; and

•
a pro forma, as adjusted basis, after giving effect to the Business Combination.

	As of December 31, 2022
	Bitdeer Technologies Holding Company (Actual)	Pro Forma Combined
	US$	US$
	(in thousands)
Cash and cash equivalents	231,362	213,416
Debt	29,805	29,805
Equity
Share capital (including class A ordinary shares, class B ordinary shares, series A preferred shares, series B preferred shares and series B+ preferred share; all classes of shares are entitled to dividend and rank pari passu except for voting rights)	1	—
Retained earnings	6,803	(34,400)
Reserves	311,535	332,006
Total equity	318,339	297,606
Total capitalization	348,144	327,411

C.
Reasons for the Offer and Use of Proceeds

Not applicable.
D.
Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Information.”
Summary of Risk Factors
The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully.
Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:
•
The cryptocurrency industry in which we operate is characterized by constant changes. If we fail to continuously innovate and to provide solutions or services that meet the expectations of our customers, we may not be able to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.

•
Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.

•
The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

•
Although we have an organic way of growing our mining fleets, our business is nevertheless capital intensive. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

•
We may not be able to maintain our competitive position as cryptocurrency networks experience increases in the total network hash rate.

•
We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results.

•
Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

•
We have experienced and may experience in the future hash rate loss during our operations due to factors beyond our control.

•
We are subject to risks associated with our need for significant electric power and the limited availability of power resources, which could have a material adverse effect on our business, financial condition and results of operations.

•
Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.

•
Any loss or destruction of a private key required to access our cryptocurrency is irreversible. We also may temporarily lose access to our cryptocurrencies.

•
Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.
•
We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

•
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

•
We are subject to tax risks related to our multinational operations.

•
Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

Risks Related to Our Business, Operations, Industry and Financial Condition
The cryptocurrency industry in which we operate is characterized by constant changes. If we fail to continuously innovate and to provide solutions or services that meet the expectations of our customers, we may not be able to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.
The cryptocurrency industry in which we operate is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. Advances in Bitcoin mining-related technology have led to increased demand for higher speed and power efficiency for solving computational problems of increasing complexity. We need to invest significant resources in research and development in order to keep our services competitive in the market. Also, if we are unable to generate enough revenue or raise sufficient capital to make adequate research and development investments going forward, our service improvement and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations.
Furthermore, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments relating to computing power (e.g., quantum computer), computing energy consumption, blockchain and cryptocurrency could render our services obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our services. As a result, our business, results of operations and financial condition would be materially and adversely affected.
Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.
Our ability to generate economic benefits (i.e., positive cash flow or profits) from Bitcoin mining is directly affected by the market price of Bitcoin. The Bitcoin price may impact the use of our mining machines. When the market price of a Bitcoin drops below certain thresholds, the operation of existing mining machines may not be economically beneficial for us. In addition, the depreciation and impairment potential of our mining machines may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies. On the other hand, a drop in Bitcoin price may also create an opportunity for us to add cheaper mining machines to our mining fleets.
The appreciation potential of Bitcoin is high in general, which is due to several factors. Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for Bitcoin mining is reduced in half every four years. The growing recognition of Bitcoin also attracts large investment into the Bitcoin economy, as evidenced by an increasing installed network hash rate of Bitcoin globally, and increasing adoption of Bitcoin as an investment instrument and a payment method. Further, more countries are establishing clear and robust regulations to create a stable environment for Bitcoin mining and trading, which may facilitate the demand for Bitcoins and Bitcoin price appreciation.
Despite the general appreciation potential of Bitcoin, there are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media, some of which are beyond our control. For example, decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like Bitcoin have attracted many committed users. However, the decentralized nature of Bitcoin is subject to growing discussion and suspicion. Some claim that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as Bitcoin exchanges that own vast amounts of Bitcoins, can affect the market price of Bitcoin. For example, Bitcoin price has recently been adversely affected by the continued industry-wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX Trading Ltd., et al. (“FTX”) (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows Capital (“Three Arrows”), crypto miners Compute North LLC (“Compute North”) and Core Scientific Inc. (“Core Scientific”) and crypto lenders Celsius Network LLC, et al. (“Celsius Network”), Voyager Digital Ltd., et al. (“Voyager Digital”) and BlockFi Inc., et al. (“BlockFi”). Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect Bitcoin price. This in turn could adversely affect the market demand for our services and business.
Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. There is no assurance that the Bitcoin price will remain high enough to sustain the demand for our hash rate sharing and hosting services or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of Class A Ordinary Shares. If the Bitcoin price drops, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for our Bitcoin-related services, and in value appreciation from our proprietary mining activities. As a result, we may need to reduce the price of our Cloud Hash Rate and hosting services. For risks relating to the impact of Bitcoin price fluctuation on our growth trends, see the section entitled “— We may be unable to execute our growth strategies or effectively maintain our rapid growth trends” below.
The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.
Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020, the reward was further reduced to 6.25 Bitcoins. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services of us. As of the date of this Report, the largest portion of our revenue was generated from our proprietary mining business and hash rate sales through Cloud Hash Rate, which are associated with Bitcoin mining. We may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.
Although we have an organic way of growing our mining fleets, our business is nevertheless capital intensive. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.
The costs of constructing, developing, operating and maintaining cryptocurrency mining and hosting facilities, and owning and operating a large fleet of the latest generation mining equipment are substantial. Our operations may require additional capital or financing from time to time in order to achieve further growth. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.
Our ability to obtain external financing in the future may be subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. While we face less working capital constraints as we expand our hash rate sharing business, which generates quicker cash payback, the proprietary mining business is nevertheless capital intensive. We may need additional capital if Bitcoin price increases as it will likely push up prices for supplies required for the proprietary mining business. However, in light of conditions impacting the industry, it may be more difficult for us to obtain equity or debt financing currently and/or in the future. Specifically, the crypto assets industry has been negatively impacted by recent events such as the bankruptcies of Compute North, Core Scientific, Alameda Research LLC, BlockFi, Celsius Network, Voyager Digital, Three Arrows and FTX. In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.
We may not be able to maintain our competitive position as cryptocurrency networks experience increases in the total network hash rate.
As the relative market price of a cryptocurrency, such as Bitcoin, increases, more companies are encouraged to mine for that cryptocurrency and as more mining machines are added to the network, its total hash rate increases. In order for us to maintain our competitive position under such circumstances, we must increase our total hash rate by acquiring and deploying more mining machines, including new mining machines with higher hash rates. There are currently only a few companies capable of producing a sufficient number of machines with adequate quality to address the increased demand. If we are not able to acquire and deploy additional mining machines on a timely basis, our proportion of the overall network hash rate will decrease and we will have a lower chance of solving new blocks which will have an adverse effect on our business and results of operations.
We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results.
We had negative cash flows from operating activities in the amount of US$109.2 million, US$52.5 million and US$268.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. We incurred a net loss of US$55.8 million and US$60.4 million for the years ended December 31, 2020 and 2022, respectively, and generated a net profit of US$82.6 million for the year ended December 31, 2021. We have generated negative cash flow from operating activities and incurred loss in the past, and there is no assurance that we will be able to generate positive cash flow from operating activities or achieve or subsequently maintain profitability in the future. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to operate and expand our business and manage our services mix, and our ability to secure favorable commercial terms from suppliers.
Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.
We have achieved rapid growth since our inception. For the years ended December 31, 2020, 2021 and 2022, our total revenue amounted to US$186.4 million, US$394.7 million and US$333.3 million, respectively. We may experience negative growth or positive growth at a lower rate for a number of possible reasons, including decreasing market price of cryptocurrencies, increasing competition, declining growth of the cryptocurrency industry, unforeseeable technology innovation, emergence of alternative mainstream cryptocurrencies, or changes in government policies, regulations or general economic conditions. It is also difficult to forecast seasonality and volatility in our business, and as a result accurately allocating resources including hash rate, mining datacenter capacity, or human capital to different business lines to achieve the best results in the medium or long term. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ordinary shares could decline. In addition, given the volatile nature of cryptocurrencies and that our business and financial condition correlate with the market price of cryptocurrencies, it is difficult to evaluate our business and future prospects based on our limited operating history or historical performance.
We have experienced and may experience in the future hash rate loss during our operations due to factors beyond our control.
We generate hash rate through operating our proprietary mining datacenters. To efficiently increase managing hash rate (i.e., proprietary hash rate and hosting hash rate), our efforts include constructing and expanding mining datacenters in prime locations globally, purchasing the latest mining machine models and continually optimizing operational efficiency of our mining datacenters and mining machines. However, hash rate generation is affected by factors beyond our control, including temperature, humidity, mining machine quality, the depreciation and deterioration of mining machines, the location of our mining machines globally, spare parts supply quality, quantity and timeliness, sudden surge in power price or sudden power outage, maintenance team members’ lack of experience, unseen computer virus attack, etc. For example, we have experienced hash rate loss during 2021, primarily due to relocation of mining machines as well as unfavorable weather condition. In the future, we expect the risks of hash rate loss will remain, which may affect our business and results of operations.
We are subject to risks associated with our need for significant electric power and the limited availability of power resources, which could have a material adverse effect on our business, financial condition and results of operations.
Our business requires a significant amount of electric power. The costs of electric power account for a significant portion of our cost of revenue. We require a significant electric power supply to conduct our mining activity, to produce cloud hash rate and to provide hosting services such as powering and cooling our and our customers’ servers and network equipment and operating critical mining and hosting infrastructure.
There has been a substantial increase in the demand for electricity for cryptocurrency mining, and this has had varying impacts on local electricity supply. Additionally, we currently rely on renewable sources of power and plan to increase our reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures.

The amount of power required by us and our customers will increase commensurately with the demand for our services and the increase in mining machines we operate for ourself and our hosting customers. Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as the Company). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Therefore, increased power costs and limited availability and curtailment of power resources will reduce our revenue and have a material and adverse effect on our cost of revenue and results of operations. Although we aim to build and operate energy efficient facilities, there can be no assurance such facilities will be able to deliver sufficient power to meet the growing needs of our business. If we are unable to receive adequate power supply and is forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.
Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, recently on March 9, 2023, the Department of the Treasury published General Explanations of the Administration’s Fiscal Year 2024 Revenue Proposals, in which it proposed imposing a 30% excise tax on electricity usage by digital asset miners. Governments or government regulators may potentially restrict electricity suppliers from providing electricity to mining datacenter in times of electricity shortage increase the cost, including through taxation, of, electricity, or may otherwise potentially restrict or prohibit the provision of electricity to businesses like us. In the event government regulators issue moratoriums or impose bans or restrictions involving hosting operations or transaction processing in jurisdictions in which we operate, we will not be able to continue our operations in such jurisdictions. A moratorium ban or restriction could have a material adverse effect on our business, financial condition and results of operations.
Additionally, our cryptocurrency mining machines would be materially adversely affected by a power outage. Energy costs and availability are vulnerable to risks of outages and power grid damage as a result of inclement weather, animal incursion, sabotage and other events out of our control. Because the mining portion of our business consumes a large amount of energy, it is not practical or economical for our operations to run on back-up generators in the event of a power outage, which may be caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. Any system downtime resulting from insufficient power resources or power outages could have a material adverse effect on our business, financial condition and results of operations.
If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts, which could have a material adverse effect on our business, financial condition and results of operations.
Our cloud hash rate and hosting contracts are generally priced taking into account various factors including the then Bitcoin price, network hash rate, purchase cost of mining machines, estimated power consumption by our clients, along with other costs of products or services, as adjusted for actual costs. Our ability to earn a profit on such contracts requires that we accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of generating sufficient hosting and colocation capacity within the contracted time period. Our pricing of hash rates may cause significantly lower income than we could have generated through using the same hash rates for proprietary mining. We may also not be able to accurately forecast the outcome of selling our products and services at a particular price and the inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on our business, financial condition and results of operations.
We have broad discretion regarding pricing strategy and resource allocation and may exercise related business judgments in a way that you may not agree with. Such judgments may not achieve the best possible outcome for our business operations.
Our business operations involve constant and important decision-making regarding the pricing of our services and allocation of mining resources. We take into account our estimates of market trends when determining pricing strategies. To achieve profitability in the long run, we may offer lower price in order to acquire and retain new customers, even if this pricing does not allow us to maximize our short-term revenue. As we operate three business lines, we have to decide the allocation of proprietary hash rate between “proprietary mining” and “hash rate sharing” as well as the allocation of mining datacenter capacity among “proprietary mining,” “hash rate sharing” and “hosting.” While allocating more mining resources to “hash rate sharing” and “hosting” services may facilitate cash payback and mining datacenter expansion while lower risk exposure associated with Bitcoin price volatility, we have to forgo our huge appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “proprietary mining,” and vice versa. We spend great efforts in making these business decisions in the Company’s best interest, taking into account Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining machines or expanding mining datacenters at low cost, etc. However, we cannot guarantee that our decisions could generate the most revenue or offer the strongest downside protection for the Company. If we cannot accurately estimate any of the aforementioned factors upon which we base, our contract pricing could have a material adverse effect on our business, financial condition and results of operation.
We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our solutions and services and material adverse effect on our results of operations.
We operate in highly competitive industries for cryptocurrency mining and related services, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known worldwide players, and we face competitors that are larger than ourselves and have advantages over ourselves in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense. Some of our competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of hash rate sharing or hosting services in the market may cause us to reduce the prices of our services and also negatively affect the demand for our services or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition, and results of operations may be materially and adversely affected.
The average selling prices of our solutions and services may fluctuate from time to time due to technological advancement and we may not be able to pass onto our machine suppliers such decreases, which may in turn adversely affect our profitability.
The Bitcoin-related industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which may translate to fluctuations in the average selling prices of products or services over time. Because we compete in an environment of rapidly evolving technology advancement, market trends and developments of the hash rate sharing and hosting industry, there is no assurance that we will be able to pass on any decrease in average selling prices of our services to our suppliers in a timely manner or at all. In the event that average selling prices of our services unusually or significantly decrease, and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our services, our gross profit margins may be materially and adversely affected.
There are uncertainties over the outcome of our mining operations.
Our mining operation comprises blockchain mining technologies that depend on a network of computers to run certain software programs to solve complex transactions in competition with other mining operations and to process transactions. Because of this less centralized model and the complexity of our mining operation, there are uncertainties over the likelihood of winning a block reward and hence the outcome of our mining operations. While we participate in mining pools to combine our mining operations with other mining participants to increase processing power to solve blocks, there can be no assurance that such pools will adequately address this risk.

The development of blockchain technology and cryptocurrency is in its early stage and any adverse development in the cryptocurrency or blockchain market could adversely affect our business and results of operations.
Blockchain is a voluntary open network that can be used by anyone with devices connected to the internet. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Because of such advantages, blockchain can be applied to various industries and activities, such as cryptocurrency, payment, financial services, Internet-of-Things (IoT), cloud computing and cybersecurity, among others. However, there can be no assurance of such acceptance in the society. There may not be strong market demand for our mining services as a key and important process during the application process of blockchain technology, and our prospects, business and results of operations can be materially and adversely affected.
Adverse developments in the blockchain industry could lead to a decrease in the demand for hash rate products and hosting resources, which could have a material adverse effect on our business, financial condition and results of operations.
We face risks including those related to:
•
a decline in the adoption and use of Bitcoin and other similar cryptocurrencies within the technology industry or a decline in value of cryptocurrencies;

•
increased costs of complying with existing or new government regulations applicable to cryptocurrencies and other factors;

•
a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

•
any transition by our customers of blockchain hosting from third-party providers like the Company to customer-owned and operated facilities;

•
the rapid development of new technologies or the adoption of new industry standards that render us or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or their becoming insolvent;

•
a slowdown in the growth of the internet generally as a medium for commerce and communication;

•
availability of an adequate supply of new generation cryptocurrency mining equipment to enable us to mine cryptocurrencies at scale and for customers who want to purchase hash rate from us or host with us to be able to do so; and

•
the degree of difficulty in mining cryptocurrencies and the trading price of such assets.

Additionally, Bitcoin, a mainstream cryptocurrency based upon blockchain technology, was first introduced in 2008 and is generally regarded as the first application of the blockchain technology. The Bitcoin network and its surrounding ecosystem is still in a relatively early development stage. Cryptocurrencies have only recently become selectively accepted as a means of payment for goods and services by many industries, and use of cryptocurrency by consumers to pay in such industries remains limited. In addition, there may be some jurisdictions that restrict the use of Bitcoins and other cryptocurrencies as a medium of exchange and the conversion between cryptocurrencies and fiat currencies. There is no assurance that usage of cryptocurrencies, in particular Bitcoins, will continue to grow. As our business focuses on proprietary cryptocurrency mining and serving cryptocurrency miners, and relies heavily on the cryptocurrency market, any lack of usage of or fade in the public interest for cryptocurrency may adversely affect our business, future prospects, results of operations and financial condition.
We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, in particular Bitcoins, which could negatively affect our business, results of operations and financial position.
Our customers are based globally. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in policies and laws regarding holding, using and/or mining of Bitcoins could result in an adverse effect on our business operations and results of operations. Moreover, if any international jurisdiction where we operate mining datacenters or sell our Bitcoin mining related services prohibits or restricts Bitcoin mining activities, we may face legal and other liabilities and will experience a material loss of revenue.
There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of Bitcoins. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our services may be used by other parties to engage in money laundering and other illegal or improper activities. We are subject to anti-money laundering laws in many jurisdictions in which we operate. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.
With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products or services, may also affect our business operations and the demand for our current and future mining related products or services, including cloud hash rate, hosting and Minerplus. There have been public backlashes surrounding the environmental impacts of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, in the United States, certain local governments of the State of Washington have discussed measures to address environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities.
Substantial increases in the supply of mining machines connected to the Bitcoin network would lead to an increase in network hash rate capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of Bitcoin mining activities, which would decrease the demand for and/or pricing of our products and services.
The difficulty of Bitcoin mining, or the amount of computational resource required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects our proprietary mining business and the demand for our Bitcoin mining related products and services including hash rate sharing and hosting. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed to the effect that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. As a result, a strong growth in promotion of Bitcoin computing power supply services can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products and services.
Our business is highly dependent on acquiring a sufficient number of cryptocurrency mining equipment from our suppliers. We may not be able to obtain new mining hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.
Our business is highly dependent upon cryptocurrency mining equipment suppliers providing an adequate supply of new generation cryptocurrency mining machines at economical prices to support our proprietary mining, hash rate sharing and hosting business lines and our customers’ mining activities. The growth in our business is directly related to increased demand for hosting services and cryptocurrencies such as Bitcoin which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable cryptocurrency mining, as well as the trading price of cryptocurrencies such as Bitcoin. The market price and availability of new mining machines fluctuates with the price of Bitcoin and can be volatile.
Historically, an increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware and increased prices. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There is no assurance that cryptocurrency mining equipment suppliers will be able to keep pace with any surge in demand for mining equipment. We and our customers and the potential customers of our hosting service may in the future experience difficulty in obtaining new equipment or replacement components for our and their existing equipment, including graphics processing units and application-specific integrated circuit chipsets and computer servers, which in the future may have, a material impact on the demand for our products and services and associated revenue. Further, we may have little or no recourse in the event a mining machine manufacturer or distributor defaults on our mining machine delivery commitments. If we and our customers are not able to obtain a sufficient number of cryptocurrency mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.
We rely on supplies from a single or a group of third-party electricity, mining pool services and mining machines providers, and any negative incidents caused by actions taken by them that are outside of our control may adversely impact our business and results of operations.
To some extent, we currently rely on a single or a group of third-party suppliers and service providers to provide quality services to customers. Our brand and reputation may be harmed by actions taken by such third parties that are outside of our control. For example, we are currently contracting with one electricity supplier to support each of our mining datacenters in Norway, as well as Texas, Tennessee and Washington in the United States, respectively. Pursuant to our agreement with our electricity supplier for the mining datacenter in Hustadvika municipality, Norway, we agree to purchase power at the amount and price designated in the contract, during the period from January 1, 2022 to December 31, 2024, which is the term of this agreement. Pursuant to our agreement with our electricity supplier for the mining datacenter in Tydal municipality, Norway, we agree to purchase power at the amount and price designated in the contract, during the period from September 1, 2022 to December 31, 2024, which is the term of this agreement. Both agreements can be completely terminated with zero load ending at midnight of the final day in each quarter. Pursuant to our agreement with our electricity supplier for the mining datacenter in Texas, the supplier shall provide electricity to meet full electricity requirements of the two electricity service accounts identified by us. This contract is effective through December 31, 2027 and is terminable in the event of default. Pursuant to our agreement with our electricity supplier for mining datacenter in Tennessee, the supplier shall make power available to us in the amount designated in the contract. Valid through July 31, 2026, this contract is automatically renewed for additional five years upon expiration of the initial term, unless either party notifies the other in writing not less than 60 days prior to the expiration date of the initial term or any renewal term of its desire to terminate this contract on such expiration date. Pursuant to our agreement with our electricity supplier for mining datacenter in Washington, the supplier shall provide power and associated energy to meet our demand at rates that are subject to adjustment, modification, change or replacement from time to time. This contract remains effective until terminated upon six months prior written notice by us. While we believe that alternative suppliers are readily available in the market, changing to a new supplier may require additional costs and time. We also source mining machines from a wide variety of manufacturers and traders with whom we have built relationships over the years. The prices of mining machines were negotiated on an individual basis, and the agreements typically allow for termination upon either party’s uncured material breach, suspension of all or a substantial part of its business, deterioration of its financial position, or upon insolvency proceedings against either party. In addition, these agreements may include indemnification provisions either for benefit of us, or for benefit of the manufacturers and traders. Each agreement requires manufacturers and traders to repair or replace the defective part/component of mining machines at no charge to us. Despite the measures we have taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent they are unable to maintain their production facilities’ efficiency, supply sufficient products in a timely manner, or provide satisfactory products and services to our customers, which may be due to events that are beyond our or their control, such as manufacturing defects, we may suffer reputational damage, and our business, financial condition and results of operations may be materially and adversely affected. While we have not experienced such incidents that had a material adverse impact on our business as of the date of this Report, as such incidents are beyond our control, there is no assurance that such incidents will not occur in the future regardless of the measures we have taken, and will take, to maintain the quality products and services provided by third-party suppliers and service providers. If we are unable to effectively address these risks, our brand image, reputation and financial performance may be materially and adversely affected.
Additionally, we utilize third-party mining pools to receive our mining rewards from a given network. Mining pools allow mining participants to combine their processing power, which increases the chances of solving a block and getting paid by the network. The rewards are distributed by the pool operators, proportionally to our contribution to the pools’ overall mining power used to solve a block. We entered into agreements with mining pool operators who deliver cryptocurrency rewards to accounts of us or our customers in exchange for hash rate provided by us and our Cloud Hash Rate customers. The agreements are terminable through mutual agreement between both parties or due to a breach of the contract which is not cured within two days upon receiving notice from the non-breaching party. Due to the competitiveness of the global mining pool industry, we believe that we will be able to promptly access alternative mining pools if needed. Nevertheless, we are dependent on the accuracy of a mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin or other cryptocurrency mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total power used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by a mining pool operator is incorrect, other than leaving the pools or entering into a lengthy negotiation with the third-party mining pools to get back the fair rewards. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.
Failure to keep our solutions and services up-to-date in line with the approximate level of market demand could cause us to lose sales, which could have a material adverse effect on our business, financial condition and results of operations.
In order to operate our business successfully and meet the demands and expectations of our customers, we must maintain a certain level of equipment, including but not limited to mining machines, to sustain large scale service when required. Furthermore, we are required to maintain an appropriate level of equipment for any unexpected emergency substitute or in preparation of potential outage and sudden service loss. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand or our risk estimate is much sufficient, we may not be able to provide our customers with sufficient hash rate sharing or hosting services in a timely manner, and we may lose sales and market share to our competitors.
We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.
We have experienced growth and expanded our business in recent years. Our total net revenue increased from US$186.4 million in 2020 to US$394.7 million in 2021 and US$333.3 million in 2022. We incurred a net loss of US$55.8 million and US$60.4 million for the years ended December 31, 2020 and 2022, respectively, and generated a net profit of US$82.6 million for the year ended December 31, 2021. We may not be able to grow our revenue and achieve profitability in the future if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.
To accomplish our growth strategies and manage the future growth of our operations, we will be required to enhance our research and development capabilities, improve our operational and financial systems, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers, research institutions, third-party manufacturers and other third parties. Moreover, as we introduce new products or services or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar.

Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion. In addition, the success of our growth strategies depends on a number of external factors, such as the development of the cryptocurrency market and the demand for Bitcoin, the level of competition we face and evolving customer behavior and preferences. If we are unable to execute our growth strategies or manage our growth effectively, we may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect our business prospects and results of operations.
Moreover, our ability to generate profits and/or positive cash flow is correlated to the current and future market prices of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact our future operations. For example, the decreases in Bitcoin price in 2022 resulted from the FTX bankruptcy is expected to negatively impact our mining yields. However, we believe that, as compared to many other participants in the crypto assets markets, we are more resilient to cryptocurrency price volatility as our “hash rate sharing” and “hosting” businesses allow us to smooth the impact of cryptocurrency price volatility.
In addition, we also face risks associated with the expansion of our operations overseas. See the section entitled “— We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.” If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.
We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
We operate our business globally, with customers and suppliers located in various countries. As we continue to grow our business and expand our operations globally, we will continue to sell our products and services into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. Our global operation exposes us to a number of risks, including:
•
a limited customer base and limited sales and relationships with international customers;

•
difficulty in managing multinational operations;

•
competitors in overseas markets who have stronger ties with local customers and greater resources;

•
fluctuations in currency exchange rates;

•
challenges in providing customer products and services and support in these markets;

•
challenges in managing our overseas sales force and implementing sales strategies effectively;

•
unexpected transportation delays or interruptions or increases in international transportation costs;

•
difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•
regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions that may implicate cryptocurrency mining and other cryptocurrency activities;

•
difficulty in ensuring the compliance with the sanctions imposed by The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”), the European Union or the United Nations Security Council on various foreign states, organizations and individuals;

•
inability to obtain, maintain or enforce intellectual property rights in all the jurisdictions we operate in;

•
inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

•
changes in a specific country or region’s political or economic conditions or policies; and

•
governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the worldwide populism trend that call for protectionism trade policy and potential international trade disputes, all of which could cause turbulence in the international markets.

These government policies or trade barriers could increase the prices of our products and services and make us less competitive in such countries.
If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies and legal interpretations not only the jurisdictions in which we operate but also those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability.
Regulators worldwide frequently study each other’s approaches to the regulation of the crypto economy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.
The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it is possible that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.
Delays in the expansion of existing mining datacenters or the construction of new mining datacenters or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.
The daily operations of all our business lines require the support of our mining datacenters, with a highly specialized infrastructure and considerable, reliable power in order to compete effectively. We intend to increase our mining capacity and increase substantially the number of mining machines we operate. In order to meet our financial plan, we need to expand our existing mining datacenters or obtain suitable land to build new mining datacenters. We may face challenges in obtaining suitable land, as we need to work closely with the local power suppliers and local governments of the places where our proposed facilitates are located. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact our construction timelines and budget or result in any new facilities not being completed at all.
We plan to expand our footprints to more mining datacenters across the globe to increase our total capacity to approximately 1,524MW, including 199MW power supply currently under construction and 550MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction. Such expansion and construction require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. We may also experience quality control issues as we implement any upgrades in our hosting capacity through the installation and maintenance of chipsets and servers or new cooling technologies such as immersion and water curtain cooling. our business will be negatively impacted if we are unable to run our mining operations in a way that is technologically advanced, economically and energy-efficient and temperature controlled. If we are unsuccessful, we will damage our mining machines and the mining machines of third parties and the profitability of our mining operations.
If we experience significant delays in the supply of power required to support any mining datacenter expansion or construction, the progress of such projects could deviate from our original plans, which could cause material and negative effects on our revenue growth, profitability and results of operations. Any material delay in completing these projects, or any substantial cost increases or quality issues in connection with these projects, could materially delay our ability to supply cloud hash rate and deliver our hosting capacity, cause us to incur penalties under hosting contracts, result in reduced order volume and materially adversely affect our business, financial condition and results of operations.
Any failure of our solutions or services to meet the necessary quality standards could adversely affect our reputation, business and results of operation.
The quality of the products and services we are providing is critical to the success of our business and depends significantly on the effectiveness of our and our manufacturing service providers’ quality control systems. In our efforts to quickly meet new market trends and demand and adopt new technologies, our products and services may not have adequate time to go through our normal rigorous testing procedures and final inspection, which could result in instances where our products and services cannot reach the required performance standard, or our products and services are found to be defective or significantly unsatisfying. These instances could result in our customers suffering losses. Defects detected before products and services performance to our customers may result in additional costs for remediation and rework. Defects detected after the performance of our products and services may result in our incurring further costs relating to inspection, installation or remediation, which may result in damages to our reputation, loss of customers, government fines and disputes and litigation.
On the other hand, we may have to turn to less reputable suppliers if we cannot source adequate equipment or other supplies from our regular suppliers. Under such circumstances, the quality of the equipment may suffer and could cause performance issues in our products and services. Shortages of supplies could result in reduced production or delays in production, as well as an increase in costs, which may negatively affect our abilities to fulfill orders or provide timely services to customers, as well as our customer relationships and profitability. Supplies shortages may also increase our costs of revenue because we may be required to pay higher prices for products in short supply, without being able to pass such cost to customers. As a result, our business, results of operations and reputation could be materially and adversely affected.
Power outage or shortages, labor disputes and other factors may result in constraints on our business activities.
Historically, we have not experienced constraints on our business activities, including at our mining datacenters, due to power outage or shortages, labor disputes or other factors. However, there can be no assurance that our operations will not be affected by power outage or shortages, labor disputes or other factors in the future, thereby causing material disruptions and delays in our delivery schedule. In such an event, our business, results of operations and financial condition could be materially and adversely affected.
If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.
Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products and services from and to compete effectively with our peers. As we rely heavily on word-of-mouth branding, our brand image could be jeopardized if we fail to maintain high product and service quality, pioneer and keep pace with evolving technology trends, or timely fulfil the orders for our products and services. If we fail to promote our brand or to maintain or enhance the brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or publicly perceived position of our brand, our business, operating results and financial condition could be adversely affected.

We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against us, requiring material future cash payments or charges, and accordingly impair our financial condition and results of operations.
The size, nature and complexity of our business could make us susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. We believe that since cryptocurrency mining, and the digital asset industry generally, is a relatively new business sector, we are more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on us, our business or operations, or the industry as a whole.
We may not be able to adequately protect our intellectual property rights and other proprietary rights, which could have a material adverse effect on business, financial condition and results of operations.
We may not be able to obtain broad protection in Singapore, the United States or internationally for all of our existing and future intellectual property and other proprietary rights, and we may not be able to obtain effective protection for our intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant expenditure of our financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation.
We may be required to spend significant resources to secure, maintain, monitor and protect our intellectual property rights and other proprietary rights. Despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. We may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in our favor, could result in significant expense to us, and divert the efforts of our technical and management personnel, which may have a material adverse effect on our business, financial condition and results of operations.
We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.
As is typical in the cryptocurrency industry, we may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services. The cryptocurrency industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce these rights. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. Additionally, we have in the past entered and may continue in the future to enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in the development of our products and services. As with any business relationship, we may face disputes and lawsuits related to those intellectual property licensing agreements. As our operations continue to grow in size and scale, the likelihood of us becoming involved in intellectual property related lawsuits and disputes to protect or defend our intellectual property rights and the use of third-party intellectual property rights will increase.
In addition, it is extremely difficult for us to monitor all of the patent applications that have been filed in the United States or in other countries or regions and whether, if such pending patents are granted, such patents would have a material and adverse effect on our business if our service offering were to infringe upon them.

Other third parties may file claims against us or our customers alleging that our products and services, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:
•
cease the use of the infringing equipment, processes or technologies;

•
stop providing products and services to certain geographic areas;

•
pay substantial damages for infringement;

•
expend significant resources to develop non-infringing processes, technologies or products;

•
license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•
cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•
pay substantial damages to our customers to disruption of products and services they subscribed or replace the type of series with non-infringing equipment involved.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.
The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our design and technical personnel, could impair our ability to grow our business and effectively execute our business strategy.
Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in a large part, on the continued contributions of our senior management team, specifically Mr. Jihan Wu. In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the driver of our technological and product innovations, our research and development personnel represent a very significant asset of us. As the technology in the cryptocurrency industry is advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.
Moreover, there is no assurance that we will be able to retain key existing employees. The loss of any of our founder, senior management or research and development team members could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified designs and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.
We may be vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.
A party who is able to compromise the physical security measures protecting our facilities could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. Such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, financial condition and results of operations. Whether or not any such assertion actually develops into litigation, our management may be required to devote significant time and attention to dispute resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business. Any such resolution, including the resources exhausted in connection therewith, could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our assets.
We may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on our business, financial condition and results of operations.
The threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information or in a loss of our cryptocurrencies, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.
We may engage in acquisitions or strategic alliances in the future that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.
We may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.
Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, and concerns over the aftermath of the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products and services and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenue for the mining industry as a whole to decline dramatically and could materially and adversely affect our results of operations.
Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.
We have provided worldwide products and services to a number of countries outside of Singapore and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of Singapore. Revenue generated from customers located in the United States accounted for 12.4%, 16.6% and 5.1% of our total revenue for the years ended December 31, 2020, 2021 and 2022, respectively. Further, we rely on certain overseas suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as mining machines. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products and services, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.
Our business and prospect may be negatively affected by changes in governmental policies including sanctions and export controls administered by other countries’ governments, including those imposed as a result of an increasing tense relationship of the political or economic relations among major economic groups and other geopolitical challenges. Although we currently only operate our business in certain countries, there is no assurance that the governmental authorities may take certain possible measures or restrictions towards the products and services we are providing or will provide, which could result in an adverse impact on our business and prospect if we were not able to find substitute customer group with the same quality demand from other countries. Further, some of our customers may experience undue hardship in purchasing or furthering the business relationship with us as a result of the abnormal international trade relations, which could materially and adversely affect our business performance.
In addition, countries, which are subject to other countries’ sanctions or tariff impositions may further retaliate, in response to new trade policies implemented by such foreign governments. Such retaliation measures may further escalate the tensions between the two countries, which may have a negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. As a result of any major economic downturn, our business, financial condition and results of operations could be adversely affected.
Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.
We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2021 and 2022, the balance of prepayments we made to our suppliers amounted to US$14.5 million and US$9.7 million, respectively. The amount of our prepayment can significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligation in a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such an event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.
Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on our business, financial condition and results of operations.
The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other foreign governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to run our hosting facilities.
On November 23, 2022, the governor of New York signed into law a two year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. While this action does not directly impact our current operations, it may be the beginning of a new wave of climate change regulations aimed at preventing or reducing the growth of Bitcoin mining in jurisdictions in the United States, including potentially jurisdictions in which we now operate or may in the future operate. Such action could also demonstrate the beginning of a regional or global regulatory trend in response to environmental and energy preservation or other concerns surrounding crypto assets, and similar action in a jurisdiction in which we operate or in general could have a devastating effect on our operations. Any further enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, Norway, or any other domestic or foreign jurisdiction in which we conduct business could have a material adverse effect on our business, financial condition or results of operations.
If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.
We derive our revenue from the sale of products and services and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2021 and 2022, our trade receivables amounted to US$8.2 million, and US$18.3 million respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.
Our operations and those of our production partners and customers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may have an adverse effect on the supply chain of our suppliers and on our facilities, personnel and results of operations.
Our business could be adversely affected by natural disasters or outbreaks of epidemics. We have not adopted any written contingency plans to combat any future natural disasters, such as floods and mudslides, or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in countries where our computing power facilities are located or any other countries or regions in which we conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or impacting the productivity of our workforce, which may adversely affect our financial condition and results of operations.
The COVID-19 pandemic has brought a significantly negative impact on the global economy, industry and market conditions. The ongoing development and the global control on the pandemic are unclear, which may increase the instability of our development, materially and adversely affecting our results of operations.
Since December 2019, the outbreak of a novel strain of coronavirus disease known as COVID-19 has materially and adversely affected the global economy. The COVID-19 pandemic has caused series of consequences from many perspectives and may continue to have a prolonged impact by:
•
impairing our ability to renew and maintain our relationships with existing customers;

•
causing our existing customers to substantially reduce the quantity of products and services to which they subscribe, seek price concessions, or go out of business, any of which would harm our revenue;

•
resulting in some of our customers failing to comply with the terms of their agreements, including payment terms, due to economic uncertainty, financial hardship, and even failure of their businesses, which could result in us being required to take action to collect payments, terminate their subscriptions for our services, and increase accounts receivable and bad debt, any of which would increase our expenses and harm our revenue and results of operations;

•
making it more difficult for us to sell increased services or functionality to our existing customers;

•
delaying prospective customers’ decisions to subscribe to our solutions, increase the length of sales cycles, or slow the typical growth in the use of our solutions once customers have initially deployed our solutions;

•
harming our ability to effectively market and sell our solutions as a result of travel restrictions and social distancing orders;

•
delaying the introduction of enhancements to our solutions and market acceptance of any new features and products;

•
harming our ability to grow our worldwide sales and operations;

•
harming our ability to recruit, onboard and successfully integrate new employees, including members of our direct sales force;

•
impacting the health and safety of our employees, including our senior management team, and their ability to perform services;

•
causing our management team to continue to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effect on our business and workforce.

It is uncertain how long and how severely the COVID-19 pandemic may continue to impact us. Significant uncertainties associated with the coronavirus remain, including with respect to the availability and efficacy of vaccines, the duration of the pandemic, the emergence of variant strains of COVID-19, and actions that may be taken by governmental authorities to contain the coronavirus or to treat its impact. The full impact of the coronavirus is unknown at this time. If the pandemic continues and lasts for a prolonged period in the regions where we operate, such as cases resurgence in certain areas, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would, in turn, have an adverse impact on our business prospects. Any significant disruption resulting from this or similar epidemics on a large scale or over a prolonged period of time could significantly interrupt our business until we would be able to resume normal business operations, which will negatively affect our financial condition. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.
Risks Related to Cryptocurrencies
Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrency transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Any loss or destruction of a private key required to access our cryptocurrency is irreversible. We also may temporarily lose access to our cryptocurrencies.
Cryptocurrencies are each accessible and controllable only by the possessor of both the unique public key and private key associated with the cryptocurrency, wherein the public and private keys are held in an offline or online digital wallet. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is available, we will be unable to access the applicable cryptocurrency associated with that private key and the private key cannot be restored. As a result, any cryptocurrencies associated with such key could be irretrievably lost. Any loss of private keys relating to digital wallets used to store the applicable cryptocurrencies could have a material adverse effect on our business, financial condition and results of operations.
In addition, we may temporarily lose access to our cryptocurrencies as a result of software or systems upgrades or maintenance. In this case, we would likely rely on third parties to assist in restoring our access, and there is no assurance such third parties will be able to restore access on a timely basis, or at all. Any temporary loss, if it occurs, could have a material adverse effect on our business, financial condition and results of operations.
Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.
Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and Bitcoin transactions, to gain access to thousands of accounts and digital wallets where Bitcoins are stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because there is no third party or payment processor. Bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of Bitcoin and therefore affecting its demand and price.
To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, a reduction in cryptocurrency prices could occur. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. Also, the price and exchange of Bitcoin may be affected due to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoins. All of the above may adversely affect the operation of the Bitcoin network which would erode user confidence in Bitcoin, which would negatively affect demand for our products and services. In addition, smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.
For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Further, digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. During 2022, a number of companies in the crypto industry have declared bankruptcy, including Compute North, Core Scientific, Alameda Research LLC, Celsius Network, Voyager Digital, Three Arrows, BlockFi, and FTX. In June 2022, Celsius began pausing all withdrawals and transfers between accounts on its platform, and in July 2022, it filed for Chapter 11 bankruptcy protection. Further, in November 2022, FTX, one of the major cryptocurrency exchanges, also filed for Chapter 11 bankruptcy. Such bankruptcies have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly, and other participants and entities in the digital asset industry have been, and may continue to be, negatively affected. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity.
We have not been directly impacted by any of the recent bankruptcies in the crypto asset space, as we have no contractual privity or relationship to the relevant parties. However, we are dependent on the overall crypto assets industry, and such recent events have contributed, at least in part, to our peers’ stock price as well as the price of Bitcoin. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us, discourage overall participation in the cryptocurrency industry, and result in loss of customer demand for our products and services. Cryptocurrency investments may be subject to losses or impairments if cryptocurrency values decrease as a result of failure of any digital asset exchange, however, we do not anticipate to actively participate in such activities in the foreseeable future.
We may not have adequate sources of recovery if the cryptocurrencies held by us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw our cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.
Substantially all of our cryptocurrencies were held in custody by Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”), a related party, and our disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group. We believe that the security procedures that Matrixport Group utilizes, such as issuing username, password and hardware tokens, are reasonably designed to safeguard our Bitcoin and other cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such cryptocurrencies are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that Matrixport Group may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such cryptocurrencies. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.
If such services are commercially available, we will consider adding regulated banks, rather than solely relying on crypto custodian, as the custodian for a material amount of our cryptocurrencies. Obtaining cryptocurrency custody services from a regulated bank may confer benefits such as improved security and reduced fraud. Nevertheless, until now, banks have generally declined to provide custody services for cryptocurrencies and other virtual assets, due to the absence of clarity on permissibility and on regulators’ views of these activities generally. On July 22, 2020, the U.S. Office of the Comptroller of the Currency released publicly an interpretive letter confirming the authority of a national bank to provide cryptocurrency custody services for customers, providing that a national bank engaging in such activities should develop and implement those activities consistent with sound risk management practices and align them with the bank’s overall business plans and strategies as set forth in the guidance. On January 27, 2023, the Board of Governors of the Federal Reserve System released publicly a policy statement to interpret section 9(13) of the Federal Reserve Act, clarifying that the state member banks are not prohibited under the policy from providing safekeeping services for crypto-assets in a custodial capacity, if such activities are conducted in a safe and sound manner and in compliance with consumer, anti-money-laundering, and anti-terrorist-financing laws. However, it will take time for banks to start offering cryptocurrencies custodian services, and before then, we may have to continue to rely on crypto custodians, such as Matrixport Group, for our crypto custodian needs.
Historically, we have also lent cryptocurrency loans to Matrixport Group and purchased cryptocurrency wealth management products from Matrixport Group. Historically, we have not incurred or been exposed to any losses as a result of our relationship and transactions with Matrixport Group, and have never experienced any excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Matrixport Group or other exchanges or platforms. Participation in cryptocurrency lending and/or investment may subject us to counterparty risk, which may result in us losing part or all of our cryptocurrencies lent or invested. However, to further limit our counterparty risk, we currently are not engaged in, and do not anticipate to engage in crypto lending or investing activities in the foreseeable future.
Any material transaction between us and Matrixport Group or its subsidiaries is subject to our related person transaction policy. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation, the ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have adverse effect on our business, financial condition, results of operations and cash flows.
The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue as our customers may not have an adequate incentive to continue transaction processing and customers may cease transaction processing operations altogether, which could have a material adverse effect on our business, financial condition and results of operations.
Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as the “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In November 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was further reduced to 6.25 Bitcoin. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. In addition, other networks may operate under rules that, or may alter their rules to, limit the distribution of new cryptocurrencies. We, and to our knowledge, our potential hosting customers, currently rely on these rewards to generate a significant portion of our total revenue. If the award of cryptocurrencies for solving blocks and transaction fees are not sufficiently high, neither we nor our customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which as a result may significantly reduce demand for our hosting services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a negative impact on our revenue and may have a material adverse effect on our business, financial condition and results of operations.
In addition, the reduction of rewards may reduce our profit margins, which could result in us selling a substantial portion of our cryptocurrencies, which are subject to high volatility. If we are forced to sell cryptocurrencies at low prices, it could have a material adverse effect on our business, financial condition and results of operations.
Malicious actors or botnet may obtain control of more than 50% of the processing power on the Bitcoin or other cryptocurrency network.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin or other cryptocurrency network, it may be able to alter the blockchain on which the Bitcoin or other cryptocurrency network and most Bitcoin or other cryptocurrency transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new cryptocurrencies or transactions using such control. The malicious actor could “double-spend” its own cryptocurrencies (i.e., spend the same cryptocurrencies in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the cryptocurrency network, or the cryptocurrency community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.
Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the cryptocurrency ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other cryptocurrency mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the cryptocurrency network will increase, which may adversely affect an investment in us.
If there are significant changes to the method of validating blockchain transactions, such changes could harm our proprietary mining business and reduce demand for our products and services.
New cryptocurrency transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a PoW consensus algorithm, whereby miners are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a PoS algorithm, PoC algorithm or any other algorithm based on a protocol other than PoW, which may decrease the reliance on computing power as an advantage to validating blocks. Our proprietary mining operations, and, to our knowledge, the operations of our potential hash rate sharing and hosting customers, are currently designed to primarily support a PoW consensus algorithm. Should the algorithm shift from a PoW validation method to others, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to protocols other than PoW were to occur. If we cannot adapt to the new mining protocols quickly enough to keep pace with the market change, any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.
Growth in the popularity and use of other blockchain networks other than PoW cryptocurrency networks, may adversely affect our business.
A consensus algorithm is the mechanism through which a blockchain network reach consensus. There are several types of consensus algorithms, the most common among which are Proof-of-Work (“PoW”), Proof-of-Stake (“PoS”), Delegated-Proof-of-Stake (“DPoS”), Proof-of-Space-Time (“PoST”), and Proof-of- Capacity (“PoC”). PoW is employed by Bitcoin and many other cryptocurrencies, according to which miners with higher computing power have better chances to find a valid solution for the next block. On the contrary, according to PoS, the creator of a new block is chosen in a deterministic way based on his or her stake, which is the number of coins he or she owns. As validation under PoS does not depend on computing power, PoS reduces the need for electricity and mining hardware. DPoS works similarly to PoS except it involves a voting and delegation mechanism to incentivize users to secure the network with their staked collateral. PoST and PoC are consensus mechanism algorithm used in blockchains that allows for mining devices in the network to use their available storage space and time to decide mining rights and validate transactions. PoST and PoC emerged as some of the many alternative solutions to the problem of high energy consumption in PoW systems and cryptocurrency hoarding in PoS systems.

Currently, the original PoW cryptocurrency network, Bitcoin, enjoys a first-to-market advantage over other networks such as PoS networks and dominates the cryptocurrency markets as it was introduced by Satoshi Nakamoto back in 2009, way earlier than other cryptocurrencies, and since then grew into the most populator cryptocurrency. Bitcoin’s market capitalization and its share of the market capitalization of all cryptocurrencies fluctuate as other cryptocurrencies were introduced to the digital assets industry at a later time and became more mainstream for various reasons, and there is no guarantee that Bitcoin or other PoW cryptocurrency networks, will continue to enjoy such market leading position and could be is overtaken by another virtual asset. For example, as the cryptocurrency community continues to develop and advance PoS technologies, PoS networks may offer actual or perceived advantages over PoW networks. While we intend to enrich our product and service portfolio by providing mining services covering new crypto protocols, including PoS, DPoS, PoST and PoC, and steadily increase the weight of new business to diversify revenue streams and attract new customers who are users of these new crypto protocols, our services primarily support PoW protocol currently. Specifically, prior to the second half of 2021, our business was limited to PoW protocol only; commencing from the second half of 2021, we started to mine Filecoin, which adopted PoST protocol, on a proprietary basis, and to offer computing power sharing solutions regarding Filecoin mining under our Cloud Hash Rate business. If preferences in the cryptocurrency markets shift away from PoW networks and PoS networks achieve widespread adoption, it could attract users away from Bitcoin and the other PoW cryptocurrencies we mine and the PoW related products mining services we offer, which could have a material adverse effect on our business and our prospects or operations as there is no guarantee that we will be able to adapt to new businesses swiftly enough, if at all.
The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.
Bitcoin is based on open-source software and has no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrading and implementing the changes; otherwise, the changes do not become part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, a fork in the blockchain could develop and two separate Bitcoin networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of a cryptocurrency known as “Bitcoin cash” in mid-2017. This kind of split in the Bitcoin network could erode user confidence in the stability of the Bitcoin network, which could negatively affect the demand for our services.
Cryptocurrency transactions are irrevocable and, if stolen or incorrectly transferred, cryptocurrencies may be irretrievable. As a result, any incorrectly executed cryptocurrency transactions could have a material adverse effect on our business, financial condition and results of operations.
Typically, cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a cryptocurrency or a theft of a cryptocurrency generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of any cryptocurrencies we hold will regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrencies could be transferred from ourself in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received our cryptocurrencies through error or theft, we will be unable to revert or otherwise recover our incorrectly transferred cryptocurrencies. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.
The cryptocurrencies held by us may be subject to loss, damage, theft or restriction on access, which could have a material adverse effect on our business, financial condition or results of operations.
There is a risk that some or all of the cryptocurrencies held or hosted by us could be lost, stolen or destroyed. We believe that the cryptocurrencies held or hosted by ourself and our mining operation will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our cryptocurrencies. Our security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of one of our employees, or otherwise, and, as a result, an unauthorized party may obtain access to our cryptocurrency accounts, private keys, data or cryptocurrencies. Although we implement a number of security procedures with various elements such as two-factor verification, segregated accounts and secured facilities and plan to implement the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers, or “cold storage,” to minimize the risk of loss, damage and theft, and we update such security procedures whenever reasonably practicable, there is no guarantee that the prevention of such loss, damage or theft, whether caused intentionally, accidentally or by an act of God.
Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As technological change occurs, the security threats to our Bitcoin will likely adapt and previously unknown threats may emerge. Our ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of our cryptocurrencies. To the extent we are unable to identify and mitigate or stop new security threats, our cryptocurrencies may be subject to theft, loss, destruction or other attacks.
Any of these events could expose us to liability, damage our reputation, reduce customer confidence in our products and services and otherwise have a material adverse effect on our business, financial condition and results of operations. Furthermore, we believe that as our assets grow, we may become a more appealing target for security threats, such as hackers and malware. If an actual or perceived breach of our cryptocurrency accounts occurs, the market perception of our effectiveness could be harmed.
The impact of geopolitical, economic or other events on the supply of and demand for cryptocurrencies is uncertain, but could motivate large-scale sales of cryptocurrencies, which could result in a reduction in the price of such cryptocurrencies and could have a material adverse effect on our business, financial condition and results of operations.
As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services. It is unclear how this supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies likely would result in a reduction in the price of the subject cryptocurrency and could have a material adverse effect on our business, financial condition and results of operations.
In addition, the price of cryptocurrencies may be affected by the buying and selling of a significant amount of cryptocurrencies by a holder, or a group of holders. Any unforeseen actions by holders of a significant amount of cryptocurrencies, could have a material adverse effect on our business, financial condition and results of operations.
Cryptocurrencies, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of cryptocurrency settlement may significantly alter the competitive dynamics in the market.
Many cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies, and particularly Bitcoin, is essential to the widespread acceptance of cryptocurrencies as a means of payment, which is necessary to the growth and development of our business.
Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. In this respect, Bitcoin may be particularly affected as it relies on the PoW validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as “sharding,” which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block.
There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, how long they will take to become effective or whether such mechanisms will be effective for all cryptocurrencies. There is also a risk that any mechanisms of increasing the scale of cryptocurrency settlements may significantly alter the competitive dynamics in the cryptocurrency market, and may adversely affect the value of Bitcoin and the price of our Ordinary Shares, any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.
To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that cryptocurrency network, which could adversely impact an investment in us.
To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.
Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all cryptocurrency networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.
Network congestion could result in high fees, delayed transactions, and a loss of confidence in that cryptocurrency network, which could adversely impact an investment in us.
Rising adoption of blockchain networks leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and scalability (or transactional throughput) is the subject of great debate among innovators and has led to the creation of a variety of networks that make different trade-offs to achieve different outcomes. If network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.
Increasing growth and popularity of cryptocurrencies, initial coin offerings (“ICOs”) and security token offerings, as well as non-digital asset-related applications that utilize blockchain technology on certain networks, can cause congestion and backlog, and as result, increase latency on such networks. An increase in congestion and backlogs could result in longer transaction confirmation times, an increase in unconfirmed transactions (that is, transactions that have yet to be included in a block on a network and therefore are not yet completed transactions), higher transaction fees and an overall decrease in confidence in a particular network, which could ultimately affect our ability to transact on that particular network and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We may diversify our business by mining or investing in additional cryptocurrencies which could require significant investment or expose us to trading risks.
The field of cryptocurrencies is constantly expanding with around 10,000 types of cryptocurrencies in existence as of December 2022. We intend to evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies. To the extent we elect to commence activities to generate cryptocurrencies, we would be required to invest our assets either to obtain mining equipment configured to generate cryptocurrencies based on a PoW protocol or to post “stakes” to generate cryptocurrencies based on a PoS protocol. In addition, or in the alternative, we may trade our cryptocurrencies for other cryptocurrencies on centralized or decentralized exchanges. Optimization of such trades may vary depending on the exchange on which the trade is conducted because we may not have access to all exchanges on which such trades are available. Further, trading on centralized and decentralized exchanges may expose us to additional risks if such exchanges experience breaches of security measures, system errors or vulnerabilities, software corruption, hacking or other irregularities. Any new cryptocurrency obtained through generation or trading may be more volatile or fail to increase in value compared to cryptocurrencies we currently hold. As a result, any investment in different cryptocurrencies may not achieve our goals, may be viewed negatively by analysts or investors and may negatively affect our revenue and results of operations.
If the transaction fees for recording cryptocurrencies in a blockchain increase, demand for cryptocurrencies may be reduced and prevent the expansion of the networks to retail merchants and commercial businesses, resulting in a reduction in the acceptance or price of cryptocurrencies.
As the number of cryptocurrencies awarded for solving a block in a blockchain decreases, the incentive for mining participants to contribute processing power to networks will transition from a set reward to transaction fees. In order to incentivize mining participants to continue to contribute processing power to the networks, the network may transition from a set reward to transaction fees earned upon solving for a block.
If mining participants demand higher transaction fees to record transactions in a blockchain or a software upgrade automatically charges fees for all transactions, the cost of using cryptocurrencies may increase and the marketplace may be reluctant to accept cryptocurrencies as a means of payment. Existing users may be motivated to switch from one cryptocurrency to another or back to fiat currency. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the value of our common stock.
If the award of new cryptocurrencies and/or transaction fees for solving blocks is not sufficiently high to incentivize miners, such processors may reduce or cease expending processing power on a particular network, which could negatively impact the utility of the network, reduce the value of our cryptocurrencies and have a material adverse effect on our business, financial condition and results of operations.
As the number of cryptocurrencies rewarded to miners for validating blocks in a network decreases, the incentive for miners to continue contributing processing power to the network may shift toward transaction fees. Such a shift may increase the transaction fees on a network. Higher transaction fees may reduce the utility of a network for an end user, which may cause end users to reduce or stop their use of that network. In such case, the price of the relevant cryptocurrency may decline substantially and could go to zero. Such reduced price and demand for, and use of, the relevant cryptocurrency and network, either as it applies to our transaction processing services or to those of our potential hosting customers, may have a material adverse effect on our business, financial condition and results of operations.
Miners may sell a substantial number of cryptocurrencies into the market, which may exert downward pressure on the price of the applicable cryptocurrency and, in turn, could have a material adverse effect on our business, financial condition and results of operations.
Transaction processing requires the investment of significant capital for the acquisition of hardware, leasing or purchasing space, involves substantial electricity costs and requires the employment of personnel to operate the data facilities, which may lead transaction processing operators to liquidate their positions in cryptocurrencies to fund these capital requirements. In addition, if the reward of new cryptocurrencies for transaction processing declines, and/or if transaction fees are not sufficiently high, profit margins for transaction processing operators may be reduced, and such operators may be more likely to sell a higher percentage of their cryptocurrencies. Whereas it is believed that individual operators in past years were more likely to hold cryptocurrencies for more extended periods, the immediate selling of newly transacted cryptocurrencies by operators may increase the supply of such cryptocurrencies on the applicable exchange market, which could create downward pressure on the price of the cryptocurrencies and, in turn, could have a material adverse effect on our business, financial condition and results of operations.
To the extent that the profit margins of cryptocurrency mining operations are not high, mining participants are more likely to sell their earned Bitcoin, which could constrain Bitcoin prices.
Over the past few years, cryptocurrency mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation application-specific integrated circuit (“ASIC”) servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital to acquire this hardware, to lease operating space (often in datacenters or warehousing facilities), and to pay the costs of electricity and labor to operate the mining datacenters. As a result, professionalized mining operations are of a greater scale than prior mining operations and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of cryptocurrencies. To the extent the price of cryptocurrencies declines and such profit margin is constrained, professionalized mining participants are incentivized to more immediately sell cryptocurrencies earned from mining operations, whereas it is believed that individual mining participants in past years were more likely to hold newly mined cryptocurrencies for more extended periods. The immediate selling of newly mined cryptocurrencies greatly increases the trading volume of the cryptocurrencies, creating downward pressure on the market price of cryptocurrency rewards. The extent to which the value of cryptocurrencies mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined cryptocurrencies rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing cryptocurrency prices. Lower cryptocurrency prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of cryptocurrencies until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin and any other cryptocurrencies we mine or otherwise acquire or hold for our own account.
Risks Related to Regulatory Compliance and Other Legal Matters
We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.
Until recently, relatively little regulatory attention has been directed toward the crypto assets market by U.S. federal and state governments, non-U.S. governments and self-regulatory agencies. As crypto assets have grown in popularity and in market size, the U.S. regulatory regime  —  namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”), the Financial Crimes Enforcement Network (the “FinCEN”) and the Federal Bureau of Investigation), and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior”. On March 8, 2022, President Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto assets industry requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.
Additionally, the recent bankruptcy filings of FTX, the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in addition to other bankruptcy filings of crypto companies throughout calendar year 2022, will likely attract heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation and regulatory scrutiny may result in additional costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the utility of Bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, supervision and examination. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.
Although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and/or may adversely affect our business, reputation, financial condition and results of operations.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrency-related transactions. As such, there remains significant uncertainty on how companies can account for crypto assets transactions, crypto assets, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect the accuracy of our financial statements, result in a loss of investor confidence, and more generally impact our business, operating result, and financial condition.
Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.
The OFAC requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may, inadvertently and without our knowledge, engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to our cryptocurrency mining-related products and services. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have embedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.
Our mining datacenters may be located on property whose owner has not obtained the approval of relevant authorities, and we may be ordered to relocate from that property.
Our mining datacenters where mining machines operate are located in different places around the world. Due to the unexpectable regulations that the governments may impose on the development of cryptocurrencies or cryptocurrency mining, the properties we are renting currently may not be in accordance with local zoning ordinance. Such mining datacenters may be considered to be in violation of relevant zoning laws and the government may order the demolition or relocation of such datacenters. If we are evicted from such property, we may need to find alternative properties and relocate our mining datacenters. Unless we are able to make timely alternative arrangements for relocating, we may not be able to fulfill purchase orders received, which may have a material and adverse effect on our business, results of operations and financial condition.
We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, business partners, customers or employees.
We may from time to time be involved in disputes with various parties arising out of our operations, including mining machines or electricity suppliers, business partners, customers or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable rulings that may result in liabilities and cause delays or disruptions to our services. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows.
We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.
Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over cryptocurrency-related issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues and even boycott by the rest of the mining community, due to our leading position in the cryptocurrency mining industry. From time to time, these allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations. Moreover, as our business expands and grows, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.
Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.
Risks associated with our business and operations include, but are not limited to, business interruption due to regulatory changes, power shortages or network failure, product liability claims and losses of key personnel, any of which may result in significant costs or business disruption. In line with general market practice, we do not have any business liability or disruption insurance to cover our operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, the property, transit and director and officer insurance policies we have obtained may not cover all risks associated with our business. It may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for us to obtain insurance of any type that would cover losses associated with our cryptocurrency portfolio. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.
The cryptocurrencies held by us are not insured. Therefore, a loss may be suffered with respect to our cryptocurrencies which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.
Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact.
Bitcoin mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for Bitcoin mining activities in that jurisdiction, which may in turn decrease the sales of our Bitcoin mining machines in that jurisdiction.
In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities or government measures restricting or prohibiting the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we sell our cryptocurrency mining-related products and services could have a material and adverse effect on our business, financial condition and results of operations.
Our business operation and international expansion are subject to geopolitical risks.
Our business operation and international expansion are subject to geopolitical risks. Any significant deterioration in our business collaboration with our partners may have a negative impact on the ability of our business partners to produce or deliver the equipment or components we need, which could have a material and adverse effect on our business, financial condition and results of operations.
In addition, there might be significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the Europe Union or other major economy entities. Countries may respond by imposing retaliatory trade measures against the United States. For details about international trade relations, see the section entitled “ — Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.” Variations in the trade policies among different countries will significantly influence our worldwide business and regional business relationship, which will materially and adversely affect our business, financial condition and results of operations.
Our business operation and international expansion may have an intrinsic need for governmental interactions, and are therefore subject to higher corruption risks.
We require significant power resources and related infrastructures to support cryptocurrency mining, and that our business operates under a fast-changing regulatory landscape, both in terms of cryptocurrency and environmental regulations. Such business nature may pose an intrinsic need for us to frequently interact with government authorities by, for example, accessing natural resources and engaging in lobbying activities with respect to any relevant regulatory changes. Frequent governmental interactions may pose higher corruption and bribery risks to us. In addition, our plan to expand internationally, including into jurisdictions which are considered high-risk from an anti-bribery and anti-corruption perspective, also heightens the corruption risks for us.
We require certain approvals, licenses, permits and certifications to operate. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.
In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain certain approvals, licenses, permits and certifications, such as obtaining certificates of occupancy and passing electrical inspection for our mining datacenters. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the production facilities and research and development facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.
There is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experiences material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations. We are not aware of any governmental licenses or authorizations required to offer our products and services to customers in the jurisdictions we offer such products and services. However, our hash rate sharing business may be subject to U.S. jurisdictions under certain circumstances. See the section entitled “— Our hash rate sharing business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our hash rate sharing business may be deemed as securities offerings in other jurisdictions where it is offered.”
We may be subject to fines and other administrative penalties resulting from the operation of our business, which could materially and adversely affect our business, financial condition and results of operation.
We are a leading cryptocurrency mining service provider with a strong global presence. As of December 31, 2022, we operate five prime mining datacenters in the United States and Norway and served users across over 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. We are subject to regulation by the multiple government authorities in countries or regions where we have presence, and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. Moreover, the relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future. Any misunderstanding or misinterpretation of the law and regulation could subject us to, among others, the non-compliance investigation by the government authorities. There is no guarantee that we will not face administrative fines or penalties concerning our operations or our subsidiaries, which could have a material adverse impact on our results of operation.
If counterfeit products and services are provided under our brand names and trademarks, our reputation and financial results could be materially and adversely affected.
Third-party service providers and dealers are separately responsible for sourcing counterfeit services that are performed under our brand names and trademarks. Counterfeit services may be dissatisfying or inferior in quality as compared to authentic services. If our customers are not satisfied by counterfeit services provided under our brand names and trademarks, we may be subject to reputational damage. We believe our brand and reputation are important to our success and competitive position. The discovery of counterfeit services provided under our brand names and trademarks may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.
Our hash rate sharing business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our hash rate sharing business may be deemed as securities offerings in other jurisdictions where it is offered.
To the extent that we are appropriately restricting U.S. persons from obtaining our hash rate products, such business should not be subject to U.S. securities laws. However, whether we are effective in avoiding U.S. jurisdiction by actually not offering or selling our hash rate products to U.S. customers would depend on, among others, the existence and effectiveness of measures adopted in practice against U.S. persons obtaining our services, such as screening mechanisms and/or contractual restrictions over transfers of the contracts to U.S. persons in the secondary market. If certain U.S. customers, or customers from other jurisdictions where our hash rate sharing may be deemed as securities offerings, end up obtaining access to our hash rate products, and we have not registered the offering of such products, we may be deemed in breach of applicable securities laws. Such breach may result in sizable fines, reputational harms, restrictions of certain businesses, and materially adversely affect our business operation and financial conditions.
If we were deemed an “investment company” under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:
•
it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourself out as being engaged in those activities. We intend to hold ourself out as a cryptocurrency mining business. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.
While certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise cryptocurrencies that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the cryptocurrencies we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see the section entitled “— There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations..” If certain cryptocurrencies, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.
We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that cryptocurrencies, in particular Bitcoin, are securities. The SEC Staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC Staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in us holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.
If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. If we failed to take adequate steps within the one-year grace period for inadvertent investment companies, we would need to register with the SEC as an investment company under the Investment Company Act or cease almost all business, and our contracts would become voidable. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.
Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.
The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team and materially and adversely affect our business, financial condition and results of operations.
There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations.
As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., cryptocurrencies, such as Bitcoins, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.
Bitcoin is the oldest and most well-known form of cryptocurrency. Bitcoin and other forms of cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other cryptocurrencies are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a cryptocurrency as currency or an asset, and the Internal Revenue Service (“IRS”) considers a cryptocurrency as property and not currency. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.
Furthermore, in the several applications to establish an exchange traded fund (“ETF”) of cryptocurrency, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate cryptocurrency under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a cryptocurrency working group to evaluate the current legal and regulatory framework around cryptocurrencies in the United States and define when the SEC may have jurisdiction over a particular token or cryptocurrency (i.e., when it is a security) and when the CFTC may have jurisdiction (i.e., on derivatives of a cryptocurrency when it is a commodity).
If regulatory changes or interpretations require the regulation of Bitcoin or other cryptocurrencies under the securities laws of the United States or elsewhere, including the Securities Act, the Exchange Act, the 1940 Act, and the Bank Secrecy Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.
A determination that any cryptocurrency is a “security” may adversely affect the value of such cryptocurrency and could therefore adversely affect our business, prospects or operations.
Depending on its characteristics, a cryptocurrency may be considered a “security” under the federal securities laws. The test for determining whether a particular cryptocurrency is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Whether a cryptocurrency is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Cryptocurrencies as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular cryptocurrency is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the “Howey” and “Reves” tests, respectively. For many cryptocurrencies, whether or not the “Howey” or “Reves” tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the “Howey” and “Reves” tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.
Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” Accordingly, cryptocurrencies such as Zcash may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws. Historically, we have generated minimum amount of mining yields from Zcash and held minimum amount of Zcash. We do not intend to hold or generate mining yield from cryptocurrencies in violation of the federal securities laws. Accordingly, if Zcash or other cryptocurrencies involved in our business is determined by us, the SEC or other regulatory authorities to be a security under the federal securities laws, it could result in interruption of our business operations.
Furthermore, the SEC may determine that certain cryptocurrencies or interests, for example tokens offered and sold in ICOs, may constitute securities under the Howey test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed.
Although we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate cryptocurrencies, the SEC, CFTC, Nasdaq, IRS or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities,” or ownership of “investment securities,” and we may be subject to regulation or registration requirements under various federal laws and related rules. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as subjecting us to regulation, or requiring registration, under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.
Regulatory changes or actions may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.
Recently, there has been a significant amount of regulatory attention directed toward cryptocurrencies, cryptocurrency networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as cryptocurrencies such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets.
In addition, local state regulators such as the Texas State Securities Board, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, the New Jersey Bureau of Securities, the North Carolina Secretary of State’s Securities Division and the Vermont Department of Financial Regulation have initiated actions against, and investigations of, individuals and companies involved in cryptocurrencies.
Also, in March 2018, the South Carolina Attorney General Office’s Security Division issued a cease-and-desist order against Genesis Mining and Swiss Gold Global, Inc., stating that both companies were to stop doing business in South Carolina and are permanently barred from offering securities in the state in the future since they offered unregistered securities via cloud mining contracts under the South Carolina Uniformed Securities Act of 2005, S.C. Code Ann. § 35-1-101, et seq. (the order against Genesis Mining was subsequently withdrawn). Neither the Company nor, to our knowledge, Matrixport Group, has any direct or indirect relationship with these two companies.
Further, the North Carolina Secretary of State’s Securities Division issued in March 2018 a Temporary Cease and Desist Order against Power Mining Pool (made permanent pursuant to a Final Order on April 19, 2018), ordering it to cease and desist, among other things, offering “mining pool shares,” which were deemed “securities” under N.C. Gen. Stat. 78A-2(11), in North Carolina until they are registered with the North Carolina Secretary of State or are offered for sale pursuant to an exemption from registration under the North Carolina Securities Act, N.C. Gen. Stat. Chapter 78A.

Additionally, we rely on third-party mining pool service providers for mining revenue payouts from our mining operation, and certain of our potential hosting customers could be involved in, or could issue, cloud mining contracts or mining pool shares, and any regulatory restrictions on their practices could significantly reduce demand for our hosting services. Furthermore, it is possible that laws, regulations or directives that affect cryptocurrencies, cryptocurrency transaction processing or blockchain server hosting may change in a manner that may adversely affect our ability to conduct our business and operations in the relevant jurisdiction.
In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks and their users and hosting service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of cryptocurrency use. A number of countries, including India, South Korea and Russia, among others, currently have a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrency use, as well as cryptocurrency transaction processing, in each of those countries.
Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.
By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the capital stock of cryptocurrency mining companies, including our common stock. Such a restriction could result in us liquidating our cryptocurrency inventory at unfavorable prices and may adversely affect our shareholders. The effect of any regulatory change, either by federal, state, local or foreign governments or any self-regulatory agencies, on us or our potential hosting customers is impossible to predict, but such change could be substantial and may require us or our potential hosting customers to cease certain or all operations and could have a material adverse effect on our business, financial condition and results of operations.
Current and future legislation and rulemaking regarding cryptocurrencies may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.
Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated. For example, cryptocurrencies derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, cryptocurrencies fall within the definition of a commodity under the Commodities Exchange Act (the “CEA”) and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, the scope of our business and operations may be constrained by the rules of such authority and we may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.
The SEC has issued guidance and made numerous statements regarding the application of securities laws to cryptocurrencies. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for cryptocurrencies, were issued for the purpose of raising funds. The Report concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease-and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an

“investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding cryptocurrencies in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of cryptocurrencies that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned recently in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well-established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance from the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. In an August 2021 interview, SEC Chairman Gensler signaled the SEC is contemplating a robust regulatory regime for cryptocurrencies and reiterated the SEC’s position that many cryptocurrencies are unregulated securities.
The SEC has been active in asserting its jurisdiction over ICOs and cryptocurrencies and in bringing enforcement cases. The SEC has directed enforcement activity toward cryptocurrencies, and more specifically, ICOs. In September 2017, the SEC created a new division known as the “Cyber Unit” to address, among other things, violations involving distributed ledger technology and ICOs, and filed a civil complaint in the Eastern District of New York charging a businessman and two companies with defrauding investors in a pair of so-called ICOs purportedly backed by investments in real estate and diamonds (see Securities and Exchange Commission v. REcoin Group Foundation, LLC, et al., Civil Action NO. 17-cv- 05725 (E.D.N.Y, filed Sept. 29, 2017)). Subsequently, the SEC has filed several orders instituting cease-and-desist proceedings against (i) Carrier EQ, Inc., d/b/a AirFox and Paragon Coin, Inc. in connection with their unregistered offerings of tokens (see CarrierEQ, Inc., Rel. No. 33-10575 (Nov. 16, 2018) and Paragon Coin, Inc., Rel. No. 33-10574 (Nov. 16, 2018), respectively), (ii) Crypto Asset Management, LP for failing to register a hedge fund formed for the purpose of investing in cryptocurrencies as an investment company (see Crypto Asset Management, LP and Timothy Enneking, Rel. No. 33-10544 (Sept. 11, 2018)), (iii) TokenLot LLC for failing to register as a broker-dealer, even though it did not meet the definition of an exchange (see Tokenlot LLC, Lenny Kugel, and EliL. Lewitt, Rel. No. 33-10543 (Sept. 11, 2018)) and (iv) EtherDelta’s founder for failing either to register as a national securities exchange or to operate pursuant to an exemption from registration as an exchange after creating a platform that clearly fell within the definition of an exchange (see Zachary Coburn, Rel. No. 34-84553 (Nov. 8, 2018)).
On June 4, 2019, the SEC filed a complaint in the U.S. District Court for the Southern District of New York against Kik Interactive, Inc. with respect to its September 2017 offering of Kin. According to articles published by various news outlets, the SEC has allegedly issued numerous subpoenas and information requests to technology companies, advisers and individuals involved in the cryptocurrency space and ICOs, as part of a broad inquiry into the cryptocurrency market.
Recently, a number of proposed ICOs have sought to rely on Regulation A and have filed with the SEC a Form 1-A covering a distribution of a digital token. Two such offerings were qualified in July 2019. In addition, some token offerings have been commenced as private securities offerings intended to be exempt from SEC registration. Further, the SEC has yet to approve listing and trading any exchange-traded products (such as ETFs) holding cryptocurrencies. The SEC has taken various actions against persons or entities that have allegedly misused cryptocurrencies, engaged in fraudulent schemes (i.e., Ponzi scheme) and/or engaged in the sale of tokens that were deemed securities by the SEC.
Although our activities are not focused on raising capital or assisting others that do so, the federal securities laws are very broad. We cannot provide assurance as to whether the SEC will continue or increase its enforcement with respect to cryptocurrencies or ICOs, including taking enforcement action against any person engaged in the sale of unregistered securities in violation of the Securities Act or any person acting as an unregistered investment company in violation of the Investment Company Act. Because the SEC has held that certain cryptocurrencies are securities based on the current rules and law, we may be required to register and comply with the rules and regulations under federal securities laws.
We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies under the law, including, but not limited to, whether cryptocurrencies will be classified as a security, commodity, currency and/or new or other existing classification. Such additional regulations may result in extraordinary, non-recurring expenses, thereby materially and adversely affecting investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain or all of our operations. Any such action could have a material adverse effect on our business, financial condition and results of operations.
Federal or state agencies may impose additional regulatory burdens on our business. Changing laws and regulations and changing enforcement policies and priorities have the potential to cause additional expenditures, restrictions, and delays in connection with our business operations.
Federal and state laws and regulations may be subject to change or changes in enforcement policies or priorities, including changes that may result from changes in the political landscape and changing technologies. Future legislation and regulations, changes to existing laws and regulations, or interpretations thereof, or changes in enforcement policies or priorities, could require significant management attention and cause additional expenditures, restrictions, and delays in connection with our business operations.
Increasing scrutiny and changing expectations from investors, lenders, customers, government regulators and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries and around the globe are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards and potential government regulations, which are evolving but may relate to the suitable deployment of electric power, or which are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation may suffer which would have a material adverse effect on our business, financial condition and results of operations.
We may be subject to risks associated with misleading and/or fraudulent disclosure or use by the creators of cryptocurrencies.
Generally, we rely primarily on a combination of white papers and other disclosure documents prepared by the creators of applicable cryptocurrencies, as well as on our management’s ability to obtain adequate information to evaluate the potential implications of transacting in these cryptocurrencies. However, such white papers and other disclosure documents and information may contain misleading and/or fraudulent statements (which may include statements concerning the creators’ ability to deliver in a timely fashion the product and/or service disclosed in their white papers and other disclosure documents) and/or may not reveal any unlawful activities by the creators. Recently, there has been an increasing number of investigations and lawsuits by the SEC and the CFTC involving cryptocurrency creators for fraud and misappropriation, among other charges. Additionally, FinCEN has increased its enforcement efforts involving cryptocurrency creators regarding compliance with anti-money laundering and Know-Your-Customer laws.
To the extent that any of these creators make misleading and/or fraudulent disclosures or do not comply with federal, state or foreign laws, or if we are unable to uncover all material information about these cryptocurrencies and/or their creators, we may not be able to make a fully informed business decision relating to our transacting in or otherwise involving such cryptocurrencies, which could have a material adverse effect on our business, financial condition and results of operations.

Our management and compliance personnel have limited experience handling a listed cryptocurrency mining-related services company, and our compliance program has a recent history only.
Our management and compliance personnel have limited experience in handling regulatory and compliance matters relating to a listed cryptocurrency mining-related services company. Our key compliance documents and compliance programs, such as AML and KYC procedures, also have a recent history only. We believe that we have measures designed to limit our counterparty risks. For example, we have been monitoring our investments closely and limiting our exposure to the investment risk by including in our operation strategy the requirements to invest only in robust wealth management products and that the investments need to be redeemed within the same fiscal quarter. In order to further limit our exposure to counterparty risk, we adopted an operation strategy in December 2022, pursuant to which we shall not enter into any digital asset based lending or wealth management products in the foreseeable future. While we have been devoting a substantial amount of time and resources to various compliance initiatives and risk management measures, including but not limited to, recruiting a dedicated team of compliance expertise, we cannot assure you the practical application and effectiveness of our compliance program and risk management measures, nor that there will not be a failure in detecting regulatory compliance issues or managing risk exposure, which may adversely affect our reputation, business, financial condition and results of operations.
Risks Related to Our Securities
A market for Class A Ordinary Shares may not develop, which would adversely affect the liquidity and price of Class A Ordinary Shares.
An active trading market for Class A Ordinary Shares may never develop or, if developed, it may not be sustained. You may be unable to sell your Class A Ordinary Shares unless a market can be established and sustained.
The market price of Class A Ordinary Shares may be volatile, and you may lose some or all of your investment.
The price of Class A Ordinary Shares may fluctuate due to a variety of factors, including:
•
changes in the industries in which we operate;

•
developments involving our competitors;

•
changes in laws and regulations affecting our business;

•
variations in our operating performance and the performance of our competitors in general;

•
actual or anticipated fluctuations in our quarterly or annual operating results;

•
publication of research reports by securities analysts about us or our competitors or our industry;

•
the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•
actions by holders in respect of any of their Class A Ordinary Shares;

•
additions and departures of key personnel;

•
commencement of, or involvement in, litigation involving us;

•
changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•
the volume of Class A Ordinary Shares available for public sale; and

•
general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, volatility in the markets, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability, and acts of war or terrorism.

In particular, the market price of Class A Ordinary Shares could be subject to extreme volatility and fluctuations in response to industry-wide developments beyond our control, such as continued industry-wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute

North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi. Although, as mentioned elsewhere in this Report, we have no exposure to any of the cryptocurrency market participants that recently filed for Chapter 11 bankruptcy, or who are known to have experienced excessive redemptions, suspended redemptions or have crypto assets of their customers unaccounted for; and we do not have any assets, material or otherwise, that may not be recovered due to these bankruptcies or excessive or suspended redemptions; the price of Class A Ordinary Shares may still not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry and you may experience depreciation of price of Class A Ordinary Shares.
We are a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.
We are a “controlled company” within the meaning of applicable Nasdaq listing rules as a result of Mr. Jihan Wu’s controlling a majority of the voting power of our outstanding ordinary shares. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:
•
that a majority of the board of directors consists of independent directors;

•
for an annual performance evaluation of the nominating, corporate governance and compensation committees;

•
that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We currently intend to use these exemptions as appropriate, and we may continue to use all or some of these exemptions in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.
We may issue additional Class A Ordinary Shares or other equity or convertible debt securities without approval of the holders of Class A Ordinary Shares, which would dilute existing ownership interests and may depress the market price of Class A Ordinary Shares.
We will continue to require significant capital investment to support our business, and we may issue additional Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Class A Ordinary Shares in certain circumstances.
Our issuance of additional Class A Ordinary Shares or convertible debt securities of equal or senior rank would have the following effects: (i) our existing holders’ of ordinary shares proportionate ownership interest in the Company may decrease, (ii) the amount of cash available per Ordinary Share, including for payment of dividends in the future, may decrease, (iii) the relative voting power of each previously outstanding Class A Ordinary Shares may be diminished and (iv) the market price of Class A Ordinary Shares may decline. Under certain circumstances, each Class V Ordinary Share will automatically convert into one Class A Ordinary Share (as adjusted for share splits, share combination and similar transactions occurring), but as the conversion ratio is one-to-one, such mandatory conversion would not have a dilutive effect.
Furthermore, employees, directors and consultants of the Company and our subsidiaries and affiliates hold, and are expected to be granted equity awards under the Company’s incentive plan. You will experience additional dilution when those equity awards become vested and exercised, for the Company’s Ordinary Shares.

The dual-class structure of our ordinary shares may adversely affect price and liquidity of Class A Ordinary Shares.
S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.
Volatility in the price of Class A Ordinary Shares could subject us to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
Future sales, or the possibility of future sales of, a substantial number of our Ordinary Shares may depress the price of such securities.
Future sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of the Company’s Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Many members of our management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our finance and audit committee and nomination and compensation committee, and to attract and retain qualified executive officers.
As a result of disclosure of information in this Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.
Bitdeer has identified a material weakness in its internal control over financial reporting. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of the Class A Ordinary Shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of the Class A Ordinary Shares.
Prior to the Closing of the Business Combination, Bitdeer has been a private company with limited accounting personnel and other resources with which to address Bitdeer’s internal controls and procedures. Bitdeer’s management has not completed an assessment of the effectiveness of Bitdeer’s internal control over financial reporting and Bitdeer’s independent registered public accounting firm has not conducted an audit of Bitdeer’s internal control over financial reporting.
Bitdeer identified a material weakness in the design and operating effectiveness over financial reporting with respect to the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), concerning in particular the control environment due to lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Bitdeer’s annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of this material weakness, accounting errors were identified in Bitdeer’s combined and consolidated statements of operations and comprehensive loss and cash flows for the years ended December 31, 2020 and 2021 primarily related to revenue presentation in relation to the sales of mining machine business and the cash flow presentation related to the disposal of cryptocurrencies earned from revenue arrangements. The revenue and cost of revenue on the combined statements of operations and comprehensive loss and the operating and investing cash flows on the combined statements of cash flows have been restated as included in this Report. The material weakness could also result in other misstatements of Bitdeer’s accounts or disclosures, which may result in additional material misstatements in Bitdeer’s annual or interim financial statements that would not be prevented or detected.
Bitdeer has instituted plans to remediate the material weakness, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and following the closing of the Business Combination, we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. However, Bitdeer cannot predict the success of such plan or the outcome of its assessment of these plans at this time. If Bitdeer is unable to remediate the material weakness it has identified, or if it identifies additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, Bitdeer may not be able to produce timely and accurate financial statements. The failure to implement and maintain effective internal control over financial reporting could result in errors in Bitdeer’s financial statements that could result in a restatement of its financial statements, which in turn could have a material adverse effect on Bitdeer’s financial condition and results of operations.

In addition, we cannot assure you that we will not identify material weaknesses after the Business Combination. Upon becoming a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the Nasdaq. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of the Class A Ordinary Shares.
Recent market volatility could impact the stock price and trading volume of the Class A Ordinary Shares.
The trading market for the Class A Ordinary Shares could be impacted by recent market volatility. While we do not believe that we are more likely to be affected by market volatility than other public companies, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for the Class A Ordinary Shares.
A possible “short squeeze” due to a sudden increase in demand of Class A Ordinary Shares that largely exceeds supply may lead to price volatility in the Class A Ordinary Shares. Investors may purchase Class A Ordinary Shares to hedge existing exposure or to speculate on the price of the Class A Ordinary Shares. Speculation on the price of Class A Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Class A Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase Class A Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Class A Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Class A Ordinary Shares that are not directly correlated to the operating performance of us.
It is not expected that we will pay dividends in the foreseeable future.
It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Our board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that the Class A Ordinary Shares will appreciate in value or that the trading price of the Class A Ordinary Shares will not decline.
If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of Class A Ordinary Shares could decline significantly.
The trading market for Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for Class A Ordinary Shares could decrease, which might cause our price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity for Class A Ordinary Shares could be negatively impacted.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Class A Ordinary Shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
We are an exempted company incorporated in the Cayman Islands listed on Nasdaq. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.
Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.
Although not required and as may be changed from time to time, we intend to have a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct a substantial portion of our operations and a majority of our directors and executive officers reside outside of the United States.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and will conduct a substantial portion of our operations through our subsidiary, Bitdeer, outside the United States. A substantial portion of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region could render you unable to enforce a judgment against our assets or the assets of our directors and officers.
In addition, our corporate affairs will be governed by the amended and restated memorandum and articles of association of the Company, the Cayman Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our ordinary shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the amended and restated memorandum and articles of association of the Company to determine whether or not, and under what conditions, our corporate records may be inspected by our ordinary shareholders, but we are not obliged to make them available to the ordinary shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
We are an “emerging growth company,” as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Class A Ordinary Shares less attractive to investors.
We are an “emerging growth company,” as defined in the Securities Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, holders of Ordinary Shares may not have access to certain information that they may deem important.
We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenues of at least US$1.235 billion, (c) or in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. If some investors find the Class A Ordinary Shares less attractive as a result, there may be a less active trading market for the Class A Ordinary Shares, the price of Class A Ordinary Shares may be more volatile and the price of the Class A Ordinary Shares may decline.
Risks Related to Taxation
We are subject to tax risks related to our multinational operations.
We are subject to taxes in various overseas jurisdictions where we operate. Tax laws and practices applicable in the various jurisdictions we operate in are complex and sophisticated, and we face risks of tax incompliance caused by misunderstanding of regional tax policies or different tax administration enforcement. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant changes. Our effective tax rates could be affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.
We are also subject to the examination of tax returns and other tax matters by domestic and international tax authorities and governmental bodies. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be adversely affected.
We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A Ordinary Shares.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are, and cryptocurrency balances are likely, passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.
Based on the Company’s analysis of its income, assets, activities, and market capitalization, the Company believes that it was not a PFIC for its taxable year ended December 31, 2022. However, the Company’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Class A Ordinary Shares from time to time, which could be volatile). In addition, the risk of the Company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent the Company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the Company’s future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of the Company’s income, such as income from proprietary cryptocurrency mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although the Company currently treats these items of income as active, such treatment is uncertain. Moreover, certain of the Company’s business activities generate passive income and, although the amount of such income is currently small, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that the Company will not be a PFIC for its current or any future taxable year, and the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.
If the Company is (or is treated with respect to a U.S. Holder as) a PFIC for any taxable year during which a U.S. Holder owns Class A Ordinary Shares, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective U.S. Holders of Class A Ordinary Shares should consult their tax advisers regarding the application of the PFIC rules in their particular circumstances.
Because under certain attribution rules the Company’s non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of Class A Ordinary Shares who own, directly or indirectly, ten percent or more of Class A Ordinary Shares.

For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation” (a “CFC”) generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which the Company’s non-U.S. subsidiaries may be treated as constructively owned by the Company’s U.S. subsidiaries and, therefore, the Company’s non-U.S. subsidiaries may be treated as CFCs. Prospective holders of Class A Ordinary Shares that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the application of the CFC rules in their particular circumstances.
Future changes to tax laws could materially and adversely affect the Company and reduce net returns to the Company’s shareholders.
The Company’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which the Company operates. For instance, the Inflation Reduction Act of 2022 imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. The income and other tax rules in the jurisdictions in which the Company operates are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect the Company or its shareholders. The Company is unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on the Company’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect the Company’s financial position and overall or effective tax rates in the future in countries where the Company has operations and where the Company is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. The Company urges investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in Class A Ordinary Shares.
Cryptocurrencies and transactions may be subject to further taxation in the future.
In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions is subject to change. New laws or legislations, such as the ones introduced in the United States under the “Infrastructure Investment and Jobs Act,” commonly referred to as the “infrastructure bill,” which was signed into law on November 15, 2021, will include tax reporting provisions that apply to cryptocurrencies. Introductions of more stringent provisions on reporting or surveillance of cryptocurrencies and cryptocurrencies will likely be an ongoing trend from authorities worldwide. We caution that these new provisions may direct or indirectly impact scrutiny and assessments in relation to taxation. While some countries have expressed an intention to or have imposed taxation on cryptocurrencies and transactions, other tax authorities have been silent. As there is considerable uncertainty over the taxation of cryptocurrencies, there is no guarantee that the cryptocurrencies and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrencies, rendering the cryptocurrency mining solutions we provide less attractive to customers, which could materially and adversely affect our business, results of operations and financial condition.

ITEM 4.   INFORMATION ON THE COMPANY
A.
History and Development of the Company

The legal name of the Company is Bitdeer Technologies Group. The Company was incorporated as an exempted company limited by shares on December 8, 2021. The Company has been the consolidating entity for purposes of Bitdeer’s financial statements since the consummation of the Business Combination on April 13, 2023. The history and development of the Company and the material terms of the Business Combination are set forth in the Form F-4 in the sections entitled “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “Information related to BTG” and “Description of BTG Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are set forth in Item 10 of this Report.
The Company’s registered office is c/o International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, and its principal executive office is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509. The Company’s principal website address is https://www.bitdeer.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.
B.
Business Overview

The following discussion reflects the business of Bitdeer. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “Bitdeer” refer collectively to Bitdeer Technologies Holding Company and its subsidiaries.
Overview
We are a world-leading technology company for the cryptocurrency mining community. We mine cryptocurrencies for our own account and serve the cryptocurrency mining community by providing innovative, reliable and easy-to-use cryptocurrency mining solutions. Headquartered in Singapore, we currently operate five proprietary mining datacenters in the United States and Norway with an aggregate electricity capacity of 775MW as of December 31, 2022. From these mining datacenters, we generate managing hash rate which is categorized into proprietary and hosting hash rate. As of December 31, 2022, our proprietary hash rate reached 4.1 EH/s. Together with the 9.9 EH/s hosting hash rate generated from mining machines hosted in our mining datacenters, we possessed a total of 14.0 EH/s of managing hash rate as of December 31, 2022.
To date, we primarily operate three business lines — “proprietary mining,” “hash rate sharing” and “hosting.” Proprietary mining refers to cryptocurrency mining for our own account, which allows us to directly capture the high appreciation potential of cryptocurrency. We offer two types of hash rate sharing solutions, Cloud Hash Rate and Hash Rate Marketplace. Through Cloud Hash Rate, we sell our proprietary hash rate to customers. We offer hash rate subscription plans at fixed price and share mining income with them under certain arrangements. Through Hash Rate Marketplace, we connect reliable third-party hash rate suppliers with hash rate users to facilitate hash rate sales and generate revenue from charging service fees. Our hosting services offer customers one-stop mining machine hosting solutions encompassing deployment, maintenance and management services for efficient cryptocurrency mining. Among a wide selection of hosting services, customers can either subscribe to our Cloud Hosting service for the specified mining machines from which they derive computing power under a “group-buying” model, or send their mining machines to our mining datacenters for hosting under the General Hosting option or the Membership Hosting option. All of our three business lines are supported by Minerplus, our self-developed integrated intelligent software platform, which offers software support to significantly reduce time needed for daily maintenance and mining machine upgrade and substantially decrease operation and maintenance headcount.
We source mining machines from a wide variety of manufacturers and traders with whom we have built robust relationships over the years. As a result, the majority of our mining machines are spot machines for the most recent and most commonly used models procured at a favorable price, which ensures high energy efficiency and stable hash rate supply both in quality and in quantum. We also engage in the sales of mining machines from time to time. We stay at the forefront of technology development. As a market player who is able to obtain a hash rate unit of 1TH/s through our hash rate slicing technology, we have been successfully maintaining a less than 1% fluctuation for 99% of our hash rate sales contracts.
As of December 31, 2022, we generated 4.1 EH/s proprietary hash rate from our proprietary mining machines and operated mining datacenters with an aggregate electricity capacity of 775MW. Our revenue increased by 111.7% from US$186.4 million for the year ended December 31, 2020 to US$394.7 million for the year ended December 31, 2021. For the year ended December 31, 2022, our total net revenue was US$333.3 million. We incurred net loss of US$55.8 million for the year ended December 31, 2020, generated net profit of US$82.6 million for the year ended December 31, 2021, and incurred net loss of US$60.4 million for the year ended December 31, 2022. Our adjusted EBITDA increased by 479.2% from US$48.7 million for the year ended December 31, 2020 to US$281.8 million for the year ended December 31, 2021. For the year ended December 31, 2022, our adjusted EBITDA was US$93.2 million. We incurred adjusted loss of US$55.8 million for the year ended December 31, 2020, and incurred adjusted profits of US$171.0 million and US$30.3 million for the year ended December 31, 2021 and 2022, respectively, where adjusted profit/(loss) is defined as profit/(loss) adjusted to exclude share-based payment expenses.
The crypto asset market, especially the price of Bitcoin, has been highly volatile. Recent industry-wide developments, including the continued industry-wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchange FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi, are beyond our control. We are not directly affected by these recent incidents, as we do not have any counterparty credit exposure to the above-mentioned firms nor expect their potential bankruptcy to have any direct impact on our business or operations.
That being said, the decrease and volatility of Bitcoin price as a result of the recent industry-wide developments has affected our business, financial condition and results of operations. Specifically, our proprietary mining business has become less profitable due to the drop in Bitcoin price. For the hash rate sharing and hosting businesses, the demand for such products has become lower due to the relatively bearish market on Bitcoin and the crypto asset market in general. However, we believe that, as compared to many other participants in the crypto assets markets, we are more resilient to cryptocurrency price volatility as our “hash rate sharing” and “hosting” businesses allow us to smooth the impact of cryptocurrency price volatility, as compared to “proprietary mining.”
Our Strengths
We believe that the following strengths contribute to our success and differentiate us from our competitors.
World’s leading scale of proprietary hash rate
As of December 31, 2022, our proprietary hash rate operated in our global mining datacenters reached 4.1 EH/s. Our proprietary hash rate provides us with a clear edge across our business lines and anchors our unique business model. High proprietary hash rate increases our chance of success in obtaining cryptocurrency rewards. It also allows a stable supply of hash rate products to our customers through Cloud Hash Rate. Leveraging our track record of operating the Cloud Hash Rate business, we boosted user confidence in our brand and were able to launch Hash Rate Marketplace as our hash rate retail platform in 2021. In addition to proprietary hash rate, we also generate hosting hash rate, the other category of our total managing hash rate, from mining machines that are hosted in our mining datacenters. Together with the 9.9 EH/s hosting hash rate, we managed a total of 14.0 EH/s hash rate as of December 31, 2022. As of December 31, 2022, we operated five proprietary mining datacenters in the United States and Norway to support our proprietary and hosting hash rate.
Unique business model powers organic hash rate expansion by generating instant and continuous cash
We have established a business model that allows us to constantly reinforce our market-leading position and outpace our competitors in terms of scaling up our proprietary hash rate. A prevailing strategy to profit from proprietary hash rate is mining. The cryptocurrencies mined can be sold at a profit when their market value is high enough to cover the cost of mining machines, electricity fees and other mining-related expenses. While we remain engaged in proprietary mining business to capture the high appreciation potential of cryptocurrency, we strategically allocate a significant amount of proprietary hash rate to hash rate sales through Cloud Hash Rate, to enable instant cash payback upon customers’ subscription to our hash rate plans. We have successfully boosted sales for hash rate, in particular, for long-term hash rate subscription plans (i.e., plans with a term longer than 720 days) by providing an increasing amount of reliable and transparent hash rate supply. We generally generate proceeds from hash rate sales under long-term hash rate subscription plans that approximate the purchase cost of mining machines. Therefore, we are able to continuously grow our proprietary hash rate by funding the purchase of additional mining fleets with the instant cash collected from hash rate sales using our existing mining fleets, significantly reducing our payback period to one month, compared to the long payback period associated with cryptocurrency mining activities, which is typically from 6 to 18 months, according to Frost & Sullivan. This unique model also allows us to smooth the impact of cryptocurrency price volatility as our proceeds from hash rate sales are less directly related to cryptocurrency price compared to proprietary mining.
Ample power supply and low electricity cost secured by global mining datacenters
We strategically opened five mining datacenters in the United States and Norway. As of December 31, 2022, our mining datacenters had a power supply of 775MW. We plan to expand our footprints across the globe to increase our total electricity capacity to approximately 1,524MW, including 199MW power supply under construction and 550MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction. We expect to generate 100MW out of the 550MW power supply from Bhutan, where the construction of mining datacenter is expected to begin in the second quarter of 2023 and complete in the third quarter of 2023. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$50/MWh for the year ended December 31, 2022. Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch experience and capabilities in global mining datacenters deployment and operation. We pioneer in deploying and operating mining datacenters globally. With experience in site selection, facility design, construction and maintenance in over 30 locations around the globe, our dedicated global team for mining datacenter construction understands the critical needs of Bitcoin mining as well as the complex and constantly evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world. We are the first in the industry to develop the “PERT” approach to secure prime locations for our mining datacenters, which stands for a comprehensive site selection approach encompassing local electricity and cryptocurrency mining Policy, Electricity cost, Resources and connections, and Technical feasibility. We believe we can continue to apply this systematic approach, our insights and rich execution experience to global mining datacenter construction in the future, and hence achieve advantages in electricity capacity and electricity costs among our competitors.
Visionary management team with a proven track record of innovation and execution
Our success is driven by a passionate, visionary, tech-savvy and entrepreneurial management team with a proven execution track record. This management team is led by our founder, Mr. Jihan Wu, a pioneer and leading figure in the cryptocurrency industry. Mr. Wu is viewed as an early advocate of cryptocurrency who introduced the Bitcoin Whitepaper into the Sinophone world. Our management team has extensive experience in the cryptocurrency industry, encompassing research and development, mining and sales of mining machines, and many of them are pioneers in mining datacenters construction and operation.
Our Business Lines and Software Infrastructure
To date, we primarily operate three business lines — “proprietary mining,” “hash rate sharing” and “hosting,” all of which are supported by Minerplus, our self-developed integrated intelligent software platform, to enhance operational efficiency.
Proprietary mining
We mine cryptocurrencies, primarily Bitcoins, for our own account. Proprietary mining allows us to capture the high appreciation potential of cryptocurrency to support our future expansion and operation. For the years ended December 31, 2020, 2021 and 2022, respectively, we generated US$88.5 million, US$191.7 million and US$62.4 million in revenue from proprietary mining. Historically, around 50% to 60% of our proprietary hash rate was utilized to support our proprietary mining, with the rest available for sale to customers through Cloud Hash Rate. However, we retain the flexibility to allocate our proprietary hash rate to either proprietary mining or Cloud Hash Rate, primarily based on our view of the Bitcoin market trends.
Hash rate sharing
We offer two types of hash rate sharing solutions, Cloud Hash Rate and Hash Rate Marketplace, to support cryptocurrency mining activities globally with convenient, transparent and reliable hash rate.
•
Cloud Hash Rate.   Through Cloud Hash Rate, customers enter into hash rate contracts with us to subscribe to the hash rate derived from our proprietary mining machines, saving themselves from purchasing, installing or hosting mining machines. Cloud Hash Rate features authentic and transparent hash rate products as users can track the hash rate output on their chosen third-party mining pool, easily ascertain that they receive the right value and receive payments directly from mining pools. With our hash rate slicing and hash rate scheduling technologies, we are able to maintain a less than 1% fluctuation for 99% of our hash rate contracts and provide our customers 100% continuous online computing power for series of cryptocurrencies, including Bitcoin, Filecoin, Litecoin, Nervos CKB, Zcash, etc., subject to stable electricity supply. We offer our customers various hash rate subscription plans, primarily under (i) “classic mode” and (ii) “accelerator mode”, which enables customers to shorten investment costs recovery cycle. After a user subscribes to a cloud hash rate plan, mining pool operators connect the cloud hash rate generated from our mining machines to blockchain network for a period specified in the cloud hash rate plan subscribed to and cryptocurrency rewards are delivered directly to the crypto wallet of the Cloud Hash Rate customer. For plans under “classic mode”, we generate revenue from fees paid to subscribe the hash rate as well as electricity, which maintains the mining machines that produce the subscribed hash rate. For hash rate subscription plans under “accelerator mode”, while customers enjoy lower hash rate subscription fees compared to “classic mode”, on top of the aforementioned hash rate and electricity subscription fees, we are also entitled to sharing part of the mining rewards net of the electricity cost the customer paid for once that customer’s investment cost is recovered, which is defined as the cumulative mining reward received from the mining pool equals the amount of hash rate subscription fees paid upfront and the electricity fee paid and used to date. This unique model of selling cloud hash rate allows us to smooth the impact of Bitcoin price volatility as our income from hash rate sales are less directly related to cryptocurrency price compared to proprietary mining. When Bitcoin price appreciates, we can capture part of the benefits as the demand of hash rate will be driven up; when Bitcoin price depreciates, we are still able to recover costs or generate revenue from hash rate sales. We use standard agreement with our customer for Cloud Hash Rate. We generated revenue of US$78.3 million, US$124.2 million and US$121.3 million for the year ended December 31, 2020, 2021 and 2022, respectively, from Cloud Hash Rate.

•
Hash Rate Marketplace.   We connect supply of hash rate from mining machines owned by third parties, such as miners or mining datacenter owners, with our user base with hash rate demands, allowing such hash rate suppliers to access our large base of high-quality customers. With Hash Rate Marketplace, we offer a marketplace that is able to utilize excessive hash rate in the network and expand ways of monetization for third-party hash rate suppliers, accelerating their cash payback to support future expansion. For transactions completed on Hash Rate Marketplace, the third-party hash rate suppliers will be responsible for providing hash rate and post-sale services, pursuant to the negotiated terms between these third-party hash rate suppliers and customers, with which we have no involvement and we generate revenue by charging service fees. Revenue generated from Hash Rate Marketplace was immaterial prior to December 31, 2022.

Hosting
We offer three types of hosting services, Cloud Hosting, General Hosting and Membership Hosting, to meet customers’ diverse demands for professional hosting solutions and lower the prohibitive upfront investment costs associated with mining datacenter construction, deployment and operation.

•
Cloud Hosting.   We provide retail miner customers with one-stop mining machine hosting solutions, enabling them to gain access to stable supply of computing power from specified mining machines in a capital-light manner. Through Cloud Hosting, users participate in a customer group, pay an upfront fee for the computing power produced by the specified mining machines, and subscribe to the hosting service for the same mining machines. As such, customers may enjoy the computing power derived from specified mining machines over the life of such mining machines to generate cryptocurrency rewards. Traditionally, a miner has to purchase and physically possess a mining machine, deploy and operate it in a mining datacenter in order to gain access to all the computing power generated from that specified mining machine. Cloud Hosting provides an innovative alternative by providing hosting service for the specified mining machines that produce computing power for the Cloud Hosting customers, saving the customers the need to pick up the mining machine, construct one’s own mining datacenter, and operate and deploy the mining machine. Specifically, we are responsible for the operation and maintenance of mining datacenter that hosts the mining machines, as well as mining machine operation, maintenance and repair. As such, we significantly lower the upfront investment and expertise threshold for retail miners, providing them with the same opportunity of cryptocurrency returns as major and sophisticated miners. We also provide complete set of cloud hosting technical solutions and resources to ensure operational efficiency. Our first-of-its-kind “group-buying” model allows retail miners to purchase the computing service from and maintenance service for as little as one mining machine, further lessening the upfront investment burden. Similar to the Cloud Hash Rate “accelerator mode” subscription plans, in 2021, we launched the “accelerated payback mode” for Cloud Hosting, where customers can enjoy a favorable rate for the upfront fee compared to “classic mode” (i.e., the traditional arrangement). Under the standard agreements with our customers for Cloud Hosting, we charge customers an upfront fee so they can secure the procurement of computing power from the specified mining machines. We also charge a maintenance fee for our electricity supply, daily maintenance and repair care. We are entitled to a portion of the mining profit of an “accelerated payback mode” customer after the customer recovers the investment cost, which is defined as the mining reward earned from the mining pool equals the upfront fee paid and the maintenance fee and other fees incurred to date. We generated revenue of US$2.9 million, US$7.6 million and US$12.7 million for the year ended December 31, 2020, 2021 and 2022, respectively, from Cloud Hosting. We did not generate any revenue from mining profit sharing from plans under Cloud Hosting’s “accelerated payback mode” for the years ended December 31, 2021 and 2022.

•
General Hosting.   We offer hosting solutions to professional miner customers who send their mining machines to our mining datacenters for hosting. Specifically, we provide server room, professional support from technical and managerial personnel, supporting power, network and security monitoring facilities, among others, and carry out routine maintenance, system configurations, troubleshooting and daily reporting to ensure a smooth operation of the hosted mining machines. At the customers’ option, we also provide assistance for deployment, installation and removal of hosted mining machines and repairment of mining machines. Under the standard agreements with General Hosting customers, we charge monthly service fees, which include costs of operating and maintaining the mining machines, costs of electricity and other costs mainly related to mining machine deployment and repair. We generated no revenue prior to December 31, 2020 and revenue of US$18.3 million and US$99.3 million for the year ended December 31, 2021 and 2022, respectively, from General Hosting.

•
Membership Hosting.   We offer a membership program for large-scale miner customers who seek stable, long-term supply of hosting capacity and send their mining machines to our mining datacenters for hosting purpose. Unlike General Hosting where the customer’s access to mining datacenter capacity is subject to the availability of such capacity at the time the request was raised, a customer under Membership Hosting will be designated of certain capacity (i.e., designated capacity) exclusive for use by such customer, by signing a standard membership program agreement. We also provide other program benefits, if available, to customers under Membership Hosting, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining machine management services, than the prevailing price in the local market. We charge an upfront fee for such program benefits. We also provide management services, such as infrastructure, custody, and utility, for the mining machines of a Membership Hosting customer up to designated capacity, pursuant to a separate management services agreement, and charge management services fee. We also charge additional fee, at our stand-alone selling price, for the subscription of our mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period. For our Membership Hosting contracts, payment terms are individually negotiated and may differ among customers. Through this membership program, we seek to facilitate risk control and stable hosting income from large-scale miner customers by providing them reliable and long-term hosting capacity. We also intend to leverage our Membership Hosting to facilitate the growth of Hash Rate Marketplace as we encourage some of the Membership Hosting customers to become hash rate suppliers on our Hash Rate Marketplace. We generated no revenue prior to December 31, 2021 and revenue of US$26.1 million for the year ended December 31, 2022, from Membership Hosting.
The major differences among Cloud Hosting, General Hosting and Membership Hosting are the sources of mining machines, the target customers and the customers’ payment of hosting fees, as summarized below.
Hosting service	Sources of mining machines	Target customers	Fees
Cloud Hosting	Mining machines from our existing mining fleets	Retail miners	– Upfront payment for subscription of computing power from our mining machines – Maintenance fees throughout the service process
General Hosting	Mining machines from target customers	Professional miners	– Monthly payment for hosting service based on actual consumption of our mining datacenter resources, such as electricity
Membership Hosting	Mining machines from target customers	Large-scale miners
–
Upfront payment to secure our capacity

–
Monthly payment for management service based on the actual consumption of our mining datacenter resources, such as electricity, after the delivery of capacity.

In the near future, we expect to focus on further expanding General Hosting and Membership Hosting by allocating a greater portion of our growing mining datacenter capacity. We expect to continue offering existing Cloud Hosting plans but no longer as our mainstream product. We believe that focusing on General Hosting and Membership Hosting services will enable us to maximize assets utilization with minimal capital expenditure for our growing mining datacenter capacity, maximize overall scale of hash rate supported by our software platform Minerplus which may lead to future business opportunities, and improve the operational efficiency by serving professional customers.
Minerplus is our self-developed integrated intelligent software platform that offers software support to significantly reduce time needed for daily maintenance and mining machine upgrade and substantially decrease operation and maintenance headcount. The functions of Minerplus mainly encompasses real-time mining datacenter and hash rate monitoring as well as virus detection and removal. Minerplus enables intelligent management of our proprietary mining business and enhances product and service quality of Cloud Hash Rate and our hosting services. We also provide standalone Minerplus service to third-party mining datacenters.
Measures to prevent unauthorized or impermissible customer access
We have established anti-money laundering (“AML”) processes, know your customer (“KYC”) procedures and IP address geo-blocking measures, to prevent unauthorized and impermissible access to our hash rate products by U.S. customers and customers from other jurisdictions where we have identified laws or regulations that restrict the offering of our hash rate products. These measures generally encompass the following key steps: 1) following IP address and customer identification, IP addresses located in regions such as Cuba, Iran, North Korea, Syria, and Crimea Area, will be blocked, and IP addresses in most other areas, including the United States, will be asked to complete AML and KYC procedures prior to purchasing our products and services; 2) following and based on the results of customer due diligence process, customers from the United States or other applicable jurisdictions will be denied purchase of our hash rate products; 3) transactions and the KYC status of the customers will be subject to our monitoring and periodic review.
For a discussion of the risks relating to offering our hash rate products to U.S. customers and/or customers from other jurisdictions where such offering may be restricted, see the section entitled “Item 3.D — Key Information — Risk Factors — Risks Related to Regulatory Compliance and Other Legal Matters — Our hash rate sharing business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our hash rate sharing business may be deemed as securities offerings in other jurisdictions where it is offered.”
Our Cryptocurrencies
Cryptocurrencies and Protocols Involved in Our Business
96.5%, 96.9% and 96.1% of our proprietary mining revenue for the years ended December 31, 2020, 2021 and 2022 respectively were generated from Bitcoin mining. The remaining mining yield were generated from Zcash, Ethereum, Dogecoin, Litecoin and other cryptocurrencies that are less mainstream, as illustrated below:
	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
BTC	85,355	96.5	185,656	96.9	59,845	96.1
ZEC	1,419	1.6	3,220	1.7	902	1.4
ETH	781	0.9	14	0.0	8	0.0
LTC	252	0.3	597	0.3	248	0.4
BCH	204	0.2	180	0.1	22	0.0
CKB	177	0.2	272	0.1	41	0.1
DCR	153	0.2	54	0.0	106	0.2
ETC	138	0.1	—	—	4	0.0
DASH	14	0.0	—	—	—	—
DOGE	—	—	1,239	0.6	590	0.9
XCH	—	—	165	0.1	73	0.1
HNS	—	—	137	0.1	47	0.1
FIL	—	—	129	0.1	458	0.7
SC	—	—	30	0.0	—	—
NMC	—	—	—	—	11	0.0
ELA	—	—	—	—	4	0.0
Total	88,493	100.0	191,693	100.0	62,359	100.0
84.5%, 93.4% and 95.7% of our Cloud Hash Rate revenue for the years ended December 31, 2020, 2021 and 2022 respectively were generated from hash rate plans subscribed for Bitcoin mining. We have commenced mining operation on a proprietary basis for Filecoin, which adopted PoST protocol, and also offered computing power sharing solutions regarding Filecoin mining under our Cloud Hash Rate business. While we intend to enrich our product and service portfolio by providing mining services covering new crypto protocols, including PoS, DPoS, PoST and PoC, we have not determined the type of cryptocurrency to expand our operations.
Policies and Procedures Related to Our Cryptocurrencies
We obtain cryptocurrencies from proprietary mining and also generally accept cryptocurrencies as payments for services available to customers, such as Cloud Hash Rate, Cloud Hosting, General Hosting and

Membership Hosting. We generally do not hold cryptocurrencies obtained through business operation, including mining and otherwise, and promptly convert them into fiat currency. The cryptocurrencies held by us as of December 31, 2020, 2021 and 2022 were US$9.6 million, US$6.2 million and US$2.2 million, respectively and accounted for 5.2%, 1.6% and 0.7% of our total revenue in the corresponding periods. The table below shows the type and amount of digital assets held as of the end of each year:
	As of December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
BTC	6,536	68.2	692	11.2	208	9.6
ETH	452	4.7	13	0.2	5	0.2
USDT	1,414	14.8	3,904	63.1	162	7.4
BCH	247	2.6	4	0.1	2	0.1
LTC	292	3.0	5	0.1	8	0.4
BSV	194	2.0	137	2.2	—	—
ZEC	337	3.5	11	0.2	1	0.0
DASH	26	0.3	0*	0.0	0*	0.0
DCR	1	0.0	2	0.0	0*	0.0
DOGE	10	0.1	1	0.0	6	0.4
ETC	7	0.1	0*	0.0	0*	0.0
ETN	0*	0.0	0*	0.0	—	0.0
USDC	55	0.6	99	1.6	89	4.1
BCHA	—	—	25	0.4	—	—
CKB	9	0.1	0*	0.0	0*	0.0
BTM	2	0.0	—	—	—	—
FIL	—	—	1,257	20.3	1,692	77.8
XCH	—	—	37	0.6	1	0.0
ELA	—	—	—	—	1	0.0
NMC	—	—	—	—	0*	0.0
SC	—	—	—	—	0*	0.0
Total	9,582	100.0	6,187	100.0	2,175	100.0

*
Less than US$500 but not nil

We generally use service provided by Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”) for cryptocurrencies custody purpose. Please see the section entitled “— Our Cryptocurrencies Storage and Custodial Practices” below for more details on the related procedures in this regard.
Prior to June 30, 2021, we did not leverage cryptocurrencies that we held, including Bitcoin, to generate additional income, through lending, hedging or otherwise, nor did we convert our fiat currencies into cryptocurrencies for the same purposes. In the second half of 2021, we explored new options, such as short-term cryptocurrency lending and purchase of short-term wealth management products using cryptocurrencies converted from our fiat currencies, in addition to direct deposits of fiat currencies at fixed rates, in order to optimize our cash management cycle and generate a higher return on cash not otherwise used in our operating activities. Specifically, during the second half of 2021, we lent 30 million USDC, which we converted from our fiat currencies, to Matrixport Group at a fixed annual interest rate of 8.25% and received approximately US$0.7 million interest income; we also converted our fiat currencies into 30 million USDT and purchased a short-term wealth management product in the same amount from Matrixport Group. The wealth management product was an unsecured USDT fund offered by Matrixport Group at variable rates of return, and we received approximately US$0.7 million investment income from such product in the second half of 2021. Both the loan and the wealth management product were fully redeemed and collected by the end of 2021. In addition, because we generally do not hold cryptocurrencies, while the incomes we received were initially in cryptocurrencies, they were promptly converted into fiat currencies following receipt. During the year ended December 31, 2022, we lent loans in a total amount of approximately US$150 million to Matrixport Group and received approximately US$1.5 million interest income. We also purchased wealth management products in a total amount of approximately US$150.0 million from Matrixport Group and received approximately US$0.3 million in return. Both the loans and the wealth management products were fully collected and redeemed as of December 31, 2022. To date, we have not experienced, either directly or indirectly, prohibitions from redeeming or withdrawing crypto assets. All of our cryptocurrency loans and cryptocurrency wealth management products had been fully redeemed by December 31, 2022, and we do not anticipate to actively participate in such activities in the foreseeable future.
As of the date of this Report, we do not have any outstanding cryptocurrency lending to Matrixport Group or any outstanding wealth management product purchased from Matrixport Group or otherwise. All lending or wealth management products previously purchased from Matrixport Group had been fully collected or redeemed by December 31, 2022. In light of recent concerns over the lack of regulations with regards to digital asset based products in general, we do not anticipate entering into any digital asset based lending or wealth management products with Matrixport Group or otherwise in the foreseeable future.
We are open to more options to generate additional income by leveraging our cryptocurrencies and fiat currencies in the future; however, we prioritize our operating activities in terms of cash usage and will ensure that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this Report. We do not anticipate to engage in crypto lending or investing activities in the foreseeable future. We monitor our investments closely and limit our exposure to the investment risk by including in our operation strategy the requirements to invest only in robust wealth management products.
We will evaluate each digital asset in our portfolio, or that we propose to hold or acquire in the future, to determine whether it would likely be considered a security as defined in Section 2(a)(1) of the Securities Act and consequences thereof, in consultation with outside counsel, as applicable at the time. We will base our analysis on relevant case law, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the SEC and its staff, including the SEC’s “Framework for ‘Investment Contract’ Analysis of Digital Assets” issued by the Strategic Hub for Innovation and Financial Technology. Prior to holding or acquiring any digital assets, we would undertake customary due diligence regarding the digital asset in order to gather facts necessary to make such a determination.
However, such framework adopted by us to determine whether certain digital assets are “securities” involves risk-based judgements by us, is not based on a legal standard or determination binding on any regulatory body, and therefore is inherently associated with a number of risks. As of the date of this Report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. It is possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.
Thus, a particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” It will then likely become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars.
For a more comprehensive discussion of the relevant risks, please see the sections entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Cryptocurrencies — There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations” and “Item 3. Key Information — D. Risk Factors — Risks Related to Cryptocurrencies — If we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”
Our Cryptocurrencies Storage and Custodial Practices
During the years ended December 31, 2020, 2021 and 2022, substantially all of our cryptocurrencies were held in custody by Matrixport Group and our disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group, a related party. Following our separation from BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”), we entered into two custody agreements with Matrixport Group on February 10, 2021 through our subsidiaries, pursuant to which we appointed Matrixport Group to (i) establish a custody account for the deposit of cryptocurrencies to be held by Matrixport Group on our behalf, and (ii) act as the custodian of the cryptocurrencies that are delivered to the designated blockchain address under our custody accounts. For more information, please see the section entitled “Item 3. Key Information — D. Risk Factors — We may not have adequate sources of recovery if the cryptocurrencies held it us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw its cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.”
Our custody accounts in Matrixport Group are protected by username, password, and hardware tokens. We are able to view the assets in the custody account and relevant transfers via Matrixport Group’s custody system. We are able to receive, withdraw and dispose of cryptocurrencies with the custody account. Each withdrawal request is subject to verification by a person designated by us, and if withdrawal is up to certain limit, to additional verification procedure applied by Matrixport Group, including calling a separately designated person or requesting additional written confirmation. We note that Matrixport Group offers a robust security infrastructure designed to safeguard its custody clients from crypto fraud. The generation and storage of, and the transaction signing by, the private keys are all under encryption in hardware security modules (HSMs) that provide tamper evidence, tamper resistance and tamper responsiveness features to safeguard the private keys and make sure no staff of Matrixport Group or anyone can have access to plain text of private keys. In extreme cases, private keys can be recovered by Matrixport Group’s disaster recovery measure. Private keys have been sharding into eight pieces that will be stored in an encrypted hard disk which will then be kept in physical safe deposit boxes in different banks. These sharding pieces are accessible only to certain qualified employees of Matrixport Group, who must obtain prior permission and must follow “Segregation of Duty and Least Knowledge Principle” under which such employees have right to recover the private keys but no right to trigger the withdrawal function from customers’ designated accounts. All crypto transactions will be monitored by Matrixport Group’s central security system. If an unusual transaction is identified, an alert will be issued to the relevant customer in real time for transaction verification purposes.
All withdrawal and transfer of assets shall be permitted by applicable laws and regulations and Matrixport Group’s internal policies and procedures. Matrixport Group is obligated to keep and maintain, or cause to be kept, accurate books and records with respect to any custody account and assets in accordance with applicable law. Statements of assets, along with a ledger of receipts and disbursements of assets is available to us via Matrixport Group’s custody system. Under the custody agreements, we are obligated to pay to Matrixport custody fees as a percentage of the value of the cryptocurrencies in U.S. Dollars under custody, monthly management fees as negotiated, and withdrawal fees if applicable. We incurred approximately US$0.3 million and US$0.4 million service fees, respectively, including primarily custody fees, to Matrixport Group for the years ended December 31, 2021 and 2022, while the service fees we paid to Matrixport Group for the year ended December 31, 2020 were immaterial.
Our Proprietary Mining Datacenters
We have built and currently operate three proprietary mining datacenters in the United States and two in Norway with an aggregate electricity capacity of 775MW in use as of December 31, 2022. We have initiated the expansion of our existing mining datacenters and expect to achieve access to a total electricity capacity of 1,524MW thereafter. The locations of our mining datacenters in use, under construction and “in the pipeline” are illustrated in the diagram below.

(1)
As of December 31, 2022, 199MW capacity under construction to be completed

(2)
As of December 31, 2022

(3)
“In the pipeline” includes 550MW power supply contracted or negotiated but not yet under active construction

•
Texas Mining Datacenter.   Our mining datacenter in Rockdale, Texas became operational in February 2019 and had 563MW electricity capacity in use and 179MW electricity capacity under construction as of December 31, 2022.

•
Norway Mining Datacenters.   Our mining datacenters in Fræna municipality (Molde mining datacenter) and Tydal municipality (Tydal mining datacenter), Norway became operational in December 2019 and had 114MW electricity capacity in use as of December 31, 2022. There were also 20MW electricity capacity under construction in the Norway mining datacenters as of December 31, 2022. We plan to add additional 175MW of electricity capacity from the expansion of facilities of the mining datacenter in Tydal, Norway.

•
Tennessee Mining Datacenter.   Our mining datacenter in Knoxville, Tennessee became operational in May 2020 and had 86MW electricity capacity in use as of December 31, 2022.

•
Washington Mining Datacenter.   Our mining datacenter in Pangborn, Washington became operational in May 2018 and had 13MW electricity capacity in use as of December 31, 2022.

We have accumulated knowledge and expertise in the global landscape of electric power supply, which enables us to select prime locations to construct mining datacenters. Currently, we expect to open additional mining datacenters in Ohio and Bhutan and are negotiating power supply for these sites, as illustrated in the diagram above. In particular, we expect to generate 100MW out of the 550MW power supply “in the pipeline” from Bhutan, where the construction of mining datacenter is expected to begin in the second quarter of 2023 and complete in the third quarter of 2023. We are also exploring other sites for constructions of our mining datacenters with an initial focus on North America, North Europe, Central Asia and Southeast Asia.

Agreements Related to Our Proprietary Mining Datacenters
Lease Agreement for the Mining Datacenter in Rockdale, Texas
On June 6, 2018, Dory Creek, LLC, our subsidiary (formerly as Bitmain Inc.’s subsidiary), entered into the Lease Agreement with Alcoa USA Corp. (“Alcoa”), as amended by the First Amendment to Lease dated October 18, 2018, the Second Amendment to Lease dated May 1, 2019, the Third Amendment to Lease dated May 11, 2021, the Fourth Amendment to the Lease dated May 11, 2021, the Fifth Amendment to Lease dated September 15, 2021 and the Sixth Amendment to Lease dated October 25, 2021 (the “Texas Lease Agreement”), pursuant to which we lease land, certain buildings and improvements on the land, a certain portion of Alcoa’s power delivery network (“PUN”) and the non-exclusive right to use certain common areas in Rockdale, Texas, for the operation of a blockchain data processing software and hardware center (“Data Center”) as well as the office use and a technology repair facility related to the Data Center. Alcoa sells and conveys to us a 100% ownership interest in a certain PUN power circuit and the associated downstream components, subject to certain power delivery restrictions. Upon termination of the Texas Lease Agreement, our interest and ownership in the PUN will revert to Alcoa. We have an option to extend the term of this lease for two successive periods of five years (each such period an “Extension Term”). If applicable, on each January 1 during the Extension Term, the annual fixed rent shall increase by the greater of 2.5% or the percentage of the change in the CPI, not to exceed 5% in any single year between the first month and the eleventh month during the previous year.
The Texas Lease Agreement was subsequently assigned by Alcoa to SLR Property I, LP (“SLR”), with whom Dory Creek, LLC entered into the Seventh Amendment to Lease, pursuant to which we lease certain buildings and access areas for storage/warehouse use (the “Storage Premises”, the premises under the Texas Lease Agreement except the Storage Premises, the “Remainder Premises”). Our lease with the Storage Premises (the “Storage Premises Lease”) automatically expires on the earlier of December 31, 2025 or the date that the Remainder Premises Lease expires or terminates (the “Storage Premises Initial Term”). To the extent the Remainder Premises Lease remains in effect beyond the expiration of the Storage Premises Initial Term, we have the option to extend the Storage Premises Lease for one successive renewal period (the “First Storage Premises Renewal Term”) till the earlier of December 31, 2030 or the date that the Remainder Premises Lease expires or terminates. To the extent the Remainder Premises Lease remains in effect beyond the expiration of the First Storage Premises Renewal Term, we have the option to extend the Storage Premises Lease for another successive renewal period till the earlier of December 31, 2035 or the date that the Remainder Premises Lease expires or terminates.
Land Lease Agreement for the Molde Mining Datacenter in Fræna Municipality, Norway
On November 15, 2019, we entered into the Land Lease Agreement with Troll Housing AS through Norway Hash Technologies AS, our subsidiary, as amended by Addendum No. 1 to the Land Lease Agreement, dated December 6, 2020 (the “Molde Lease Addendum No. 1”), Addendum No. 2 to the Land Lease Agreement, dated March 22, 2021 (the “Molde Lease Addendum No. 2”), and Addendum No. 3 to the Land Lease Agreement, dated March 22, 2021 (the “Molde Lease Addendum No. 1”) (collectively, the “Molde Lease Agreement”), pursuant to which we lease land located at Klempertåsvegen 1, 6440 Elnesvågen, Norway to support our Molde mining datacenter with 67MW capacity. For the existing 30MW specified in Addendum 1, land rent is calculated based on the installed capacity of datacenter, with a unit price of NOK0.01 per kW prior to January 1, 2021 and NOK0.02 per kW starting from January 1, 2021. For the subsequent expansion of 37MW specified in Molde Lease Addendum No. 2 and the future potential expansions referred to in Molde Lease Addendum No. 3, the land rent is invoiced monthly and comprises two components, Monthly Rent 1 and Monthly Rent 2. Monthly Rent 1 is calculated based on datacenter capacity, with a fixed unit price of NOK0.0060 per kWh. Monthly Rent 2 is calculated using floating unit price, being adjusted downwards as total energy use, from the total capacity of Molde and Tydal mining datacenters excluding the existing 30MW specified in Molde Lease Addendum No. 1, goes up. The floating unit price for Monthly Rent 2 is NOK0.014 per kWh, NOK0.012 per kWh, NOK0.008 per kWh and NOK0.004 per kWh when energy used from datacenter capacity is high than 30MW and lower than 107MW, higher than or equal to 107MW and lower than 247MW, higher than or equal to 247MW and lower than 427MW, and higher than and equal to 427MW, respectively. The land lease for the corresponding expansion will be invoiced upon the relevant mining datacenter expansions are finished and delivered to us, the expansion passes the inspection before power-on and the power grid company completes the corresponding 132-22kV transformer upgrade. The term of the Molde Lease Agreement is from December 1, 2019 to December 31, 2029, renewable within the term.
Land Lease Agreement for the Tydal Mining Datacenter in Tydal Municipality, Norway
On April 8, 2021, we entered into the Land Lease Agreement with Tydal Datacenter AS through Norway Hash Technologies AS, our subsidiary (the “Tydal Lease Agreement”), pursuant to which we lease land located at Kirkvollen Industriområde, 7590 Tydal, Norway to support our Tydal mining datacenter. The land lease will be invoiced upon the relevant mining datacenter expansions are finished and delivered to us, the expansion passes the inspection before power-on and the power grid company completes the corresponding 132-22kV transformer upgrade. The land rent comprises two components, Monthly Rent 1 and Monthly Rent 2. Monthly Rent 1 is calculated based on datacenter capacity, with a fixed unit price of NOK0.0060 per kWh. Monthly Rent 2 is calculated according to Molde Lease Addendum No. 3. See the section entitled “— Land Lease Agreement for the Molde Mining Datacenter in Fræna Municipality, Norway” above. The term of the Tydal Lease Agreement is from April 1, 2021 to March 31, 2031, renewable within the term.
Commercial Purchase and Sale Agreement for the Mining Datacenter in Knoxville, Tennessee
On February 26, 2018, Bitmain Inc. entered into the Commercial Purchase and Sale Agreement with Kemet Foil Manufacturing LLC, FKA Cornell Dublilier pursuant to which it purchased from Kemet Foil Manufacturing LLC, FKA Cornell Dublilier a tract of land of approximately 9.88 acres improved with a 77,678 square foot industrial building together with all fixtures, landscaping, improvements, and appurtenances, located at 5101 S. National Drive, Knoxville, Tennessee, 37914, for a consideration of US$3.6 million. On March 20, 2018, Bitmain Inc. transferred a quitclaim deed of the afore-mentioned track of land to Carpenter Creek LLC, our subsidiary, in consideration of the sum of one dollar and other good and valuable considerations.
Vacant Land Purchase and Sale Agreement for the Mining Datacenter in Pangborn, Washington
On August 3, 2017, we entered into the Vacant Land Purchase and Sale Agreement with Blackhawk Development Inc through Ant Creek, LLC, our subsidiary, pursuant to which we purchased from Blackhawk Development Inc a tract of land of 3 acres located at BLA of Parent Parcel 93700000002, East Wenatchee, WA 98802 for a consideration of US$0.4 million. We use the land to support the operation of our mining datacenter in Pangborn, Washington.
Energy
We have built, and will continue to make significant investment in building strong partnerships with local electricity experts and power enterprises. Through these partnerships, we reached an average electricity cost of our proprietary mining datacenters to US$50/MWh for the year ended December 31, 2022. We entered into electric power supply agreements with electricity suppliers to secure low electricity costs for our mining datacenters in Rockdale, Texas, and in Norway.
We consider environmental protection vitally important and have implemented measures in the operation of our business, in particular mining datacenters, to ensure our compliance with all applicable laws and regulations in the United States, Norway and other applicable jurisdictions. Our hash rate expansion strategy is energy conscious. We constantly monitor the operation of our mining machines and replace old mining machines models with new ones periodically to optimize energy efficiency. As a result, we successfully lowered our average energy consumption from 47.3j/T as of December 31, 2020 to 39.2j/T as of December 31, 2021 and further to 36.5j/T as of December 31, 2022. Through years of experience in and deep insight into the global power supply market, we are able to discover outstanding mining construction resources that are both cost-efficient and environmentally friendly.
We stick with high environmental, social and governance (ESG) standards and strive to constantly increase the ratio of power supply generated from carbon-free energy. The ratio of our carbon-free power supply reached approximately 52% as of December 31, 2022, and is expected to be remain at around 53% upon completing the construction of all mining datacenters “in the pipeline”. The ratio of our carbon-free power supply, as used herein, represents the weighted average ratio of carbon-free power supply at our datacenters, weighting in the respective electricity capacity at each datacenter. To be more specific, it is calculated by dividing (x) the sum of ratio of carbon-free power supply multiple by electricity capacity at each of our datacenters, by (y) the total electricity capacity contributed by all our datacenters.
According to the latest available statistics regarding energy structure of power supply from respective local authorities or suppliers as of December 31, 2022, (i) the power supply in our mining datacenter in Pangborn, Washington was 100% carbon-free, almost entirely supported by hydroelectric resources, (ii) the power supply in our mining datacenters in Molde and Tydal, Norway was 100% carbon-free, primarily supported by wind and hydroelectric resources, (iii) the power supply in our mining datacenter in Rockdale, Texas was approximately 40% carbon-free, supported by clean energy resources such as wind, nuclear, solar and hydroelectric, as well as traditional energy resources such as gas and coal, and (iv) the power supply in our mining datacenter in Knoxville, Tennessee was approximately 60% carbon-free, supported by clean energy resources, such as unclear, hydroelectric and solar, as well as traditional energy resources such as clean-burning natural gas units. To further improve the ratio of our carbon-free power supply, we intend to engage a carbon offset strategy consultant to formulate a carbon emissions offsetting plan for our mining datacenters in Texas.
Sales and Marketing
Historically, we attracted and retained our customers by offering high-quality products and services, without heavily relying on online or offline advertising campaigns to promote the sales of our products and services. The quality of our products and services is demonstrated by the 100% continuous hash rate online rate and minimum customer complaints.
Technologies
We stay at the forefront of technology development and have built prominent research and development capabilities. We benefit from our continuous investment in research and development as well as our strong and expanding research and development talent pool. Our core technical team has an average of over eight years of experience in major market players in the cryptocurrency industry. We have obtained patents to support key technologies underpinning our operations.
Our technology capabilities drive the differentiation of our business. In particular, the following technologies enable us to constantly improve our proprietary mining efficiency, offer differentiated and quality products and services, and minimize impacts to the environment.
•
Hash rate slicing.   We supply our customers the subscribed amount of hash rate by first dividing hash rate into “time slices,” each encompasses a certain number of calculations over a period of time. Through hash rate slicing, hash rate is divided into “time slices” by algorithm instead of by manual intervention and then submitted to multiple mining pool accounts to support multiple users. Our ability to generate a minimum hash rate unit of 1TH/s enables us to adjust hash rate allocation accurately and dynamically, and optimize operating metrics automatically in order to minimize fluctuations in terms of quantum in hash rate supply under Cloud Hash Rate.

•
Hash rate scheduling.   We are able to achieve redeployment of hash rate across different mining machines through hash rate scheduling. When a single machine fails, hash rate from other mining machines can be instantly dispatched to ensure timing stability of hash rate supply. As a result, we are able to maintain a hash rate online rate of 100% under Cloud Hash Rate.

•
Real-time monitoring.   Minerplus supports efficient and constant monitoring, automated operation and maintenance as well as data analysis for mining machines of different models under different brands, located in mining datacenters of different sizes in different locations. We have developed a highly efficient monitoring model adopting a procedure of prediction — feature analysis — data processing — reverse operation, which is able to accurately identify and quickly scan the monitored objects, and return operating data of the mining machine in real-time.

•
Clean energy.   We have taken various measures to increase the ratio of clean energy in support of the operations of our mining datacenters. As of December 31, 2022, our non-carbon energy supply ratio was approximately 52%. Our research and development team has started the feasibility assessment of the use of solar power to support our mining datacenters. We have also spent considerable efforts in minimizing the impact on the local environment. For example, instead of building new plants from the ground, we renovated abandoned or deserted plants on sites when constructing our mining datacenters in Tennessee and Texas. See the section entitled “— Energy” above for more details.
Competition
For our proprietary mining business, we compete with mining operations throughout the world. We compete to solve new blocks on the basis of our total number of mining machines, the degree of mining difficulty and the efficiency of our mining. We also compete to acquire new mining machines, to obtain access to facilities and prime location of mining operations, to electricity, to develop or acquire new technologies and to raise capital.
For our hash rate sharing business line, we compete on both the quantity and the quality of our hash rate supply, which depends on our mining datacenter resources, the total number of our mining machines, our ability to involve third-party hash rate suppliers and our access to technologies to maintain hash rate supply stability. While we face competition from hash rate suppliers like FROGBT, we also seek cooperation with these third-party hash rate suppliers and build synergy-generating relationships by introducing them to our Hash Rate Marketplace and connecting them to our hash rate users. Together with other market players, we make available diverse and quality hash rate products on our Hash Rate Marketplace, facilitate the growth of our user base, and both third-party hash rate suppliers and ourselves can enjoy the faster cash payback enabled by a thriving Hash Rate Marketplace.
For our hosting service, we compete with other hosting operations globally. Our competitiveness depends on our ability to supply hosting space and power, our deployment, management and operation capabilities, the value of our service offering to customers, the availability of mining equipment and technologies, etc. Our innovative computing and hosting service “group-buying” model under Cloud Hosting gives us a clear advantage. We also enjoy the first-mover advantage in mining datacenter deployment and operation as well as mining machine management.
We operate in highly competitive industries for cryptocurrency mining and related services. Our competitors include Argo Blockchain PLC, Bit Digital, Inc., Bitcoin Investment Trust, Bitfarms Technologies Ltd., Blockchain Industries, Inc, Cipher Mining Inc., Coinbase, Inc., Digihost International, Inc., DMG Blockchain Solutions Inc., DPW Holdings, Inc., HashChain Technology, Inc., Hive Blockchain Technologies Inc., Greenidge Generation Holdings Inc., Hut 8 Mining Corp., Layer1 Technologies, Inc., Marathon Digital Holdings, Inc., MGT Capital Investments, Inc., Northern Data AG, Overstock.com Inc., Riot Blockchain, Inc. and TeraWulf Inc. Many of our competitors are well-known worldwide players and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. Some of our competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. As such, we expect that competition in our markets will continue to be intense.
Intellectual Property
As of December 31, 2022, we owned eight registered patents, 10 registered copyrights, 138 registered trademarks and 171 registered domain names. We are also in the process of applying for eight registered patents. The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the foregoing, is important to the success of our business. We seek to protect our intellectual property rights by filing applications in various patent, trademark and other government offices, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We have routinely entered into confidentiality and invention disclosure and assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.
Seasonality
Our hash rate level is typically slightly lower in summer as temperature affects mining machine performance regarding hash rate generation.
Government Regulation
Due to the relatively short history of cryptocurrencies, and their emergence as a new asset class, government regulation of blockchain and cryptocurrencies is constantly evolving, with increased interest expressed by U.S. and internal regulators. For example, the Cyber-Digital Task Force of the U.S. Department of Justice published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020 that detailed the Department’s view with respect to cryptocurrencies and the tools at the Department’s disposal to deal with threats posed by cryptocurrencies. In March 2021, the nominee for Chair of the SEC expressed the need for investor protection along with promotion of innovation in the cryptocurrency space.
Government regulation of blockchain and cryptocurrencies is under active consideration by the United States federal government via its agencies and regulatory bodies, as well as by similar entities in other countries and transnational organizations, such as the European Union. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain cryptocurrencies as “securities” subject to regulation by the SEC.
The effect of any regulatory change, either by the Federal, state, local or foreign governments or any self-regulatory agencies on us is impossible to predict, but such change could be substantial and may have a material adverse effect on our business, financial condition and results of operations. While we are unaware of significant adverse governmental or regulatory action adverse to Bitcoin or Ethereum mining in the United States, there is no guarantee that future regulation or adverse action will not take place and interpretation of existing regulations in a manner adverse to our business is possible.
In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks, and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States, and may therefore impede the growth of cryptocurrencies. A number of Eastern European and Asian countries currently have a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrency use, as well as cryptocurrency transaction processing, in each of those countries. Presently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main cryptocurrency, Bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.
As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.
C.
Organizational Structure

Upon consummation of the Business Combination, Bitdeer and BSGA became wholly-owned subsidiaries of the Company. The following diagram depicts a simplified organizational structure of the Company as of the date hereof. These subsidiaries are also set forth in Exhibit 8.1 to this Report.

Name*	Jurisdiction	% of Ownership Interest Held by Bitdeer Technologies Group
Bitdeer Technologies Holding Company	Cayman Islands	100%
STRAITDEER PTE. LTD.	Singapore	100%
Sharpening Technology Limited	British Virgin Islands	100%
Bitdeer Technologies Limited	Hong Kong	100%
Bitdeer Netherlands B.V.	Netherlands	100%
Bitdeer Norway AS	Norway	100%
Norway Hash Technologies AS	Norway	100%
Bitdeer Inc.	United States of America	100%
Bitdeer Equipment (Canada) Inc.	Canada	100%
Carpenter Creek. LLC	United States of America	100%
Ant Creek, LLC	United States of America	100%
Dory Creek, LLC	United States of America	100%
Z Engineers, LLC	United States of America	100%
Bitdeer Sales (USA) Inc.	United States of America	100%
Brock Creek LLC	United States of America	100%

*
Other subsidiaries of the Company, including BSGA, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Business Combination.

D.
Property, Plants and Equipment

Our property, plants and equipment are held through Bitdeer. Information regarding Bitdeer’s property, plants and equipment is set forth in the Form F-4 in the sections entitled “Information Related to Bitdeer — Our Proprietary Mining Datacenters” and “Information Related to Bitdeer — Facilities,” which are incorporated herein by reference.
ITEM 4A.   UNRESOLVED STAFF COMMENTS
None.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.
Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Report.
Recent Developments
Recent events impacting our business are as follows:
Business Combination
We consummated the Business Combination on April 13, 2023. Our Class A Ordinary Shares commenced trading on the Nasdaq on April 14, 2023, under the symbol “BTDR.”
Key Performance Metrics
We regularly review a number of metrics, including the key metrics presented below, to evaluate our business and performance.

Hash Rate
We believe hash rate is an important metric for assessing the strength of our business. “Hash rate” is a measure of computational power that is being used to mine and process transactions on a PoW blockchain, such as Bitcoin, representing the number of calculations per second that can be performed. Cryptocurrency mining is a competitive process in that only the first miner who solves a particular mining puzzle through numerous calculations can get the mining reward. Accordingly, the more hash rate we possess, as a percentage of the entire network hash rate for a particular cryptocurrency, the higher possibility we have in resolving a block on the network blockchain, and hence a greater chance of success in obtaining cryptocurrency rewards. We calculate and report our hash rate in EH/s. One exahash equals one quintillion hashes per second. As of December 31, 2022, we possessed proprietary hash rate of 4.1 EH/s.
Electricity Capacity
Electricity capacity is another key metric to evaluate our business and operation given the energy intensive nature of cryptocurrency mining. Cryptocurrency mining is conducted through intensive computations, and the generation of the hash rate used in such computations requires large amounts of electricity. As a result, the growth of our business, such as proprietary mining and hash rate sales through Cloud Hash Rate, relies on a sustainable and increasing supply of a significant amount of electricity, which is currently supported by our proprietary mining datacenters. As of December 31, 2022, our electricity capacity was 775MW.
Electricity Cost
As our business operations consume a large amount of electricity and electricity cost in operating mining machines accounts for a significant portion of our overall cost of revenue, we strive to maintain our leadership position in the global electricity cost curve by building mining datacenters worldwide, where low electricity cost supports stable operations. As such, we see electricity cost a key indicator of our business performance. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$50/MWh for the year ended December 31, 2022.
Non-IFRS Financial Measures
In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess our operating performance. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, and define adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2. We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) for the periods, as determined in accordance with IFRS.
We compensate for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit/(loss), for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Adjusted EBITDA
Profit/(loss) for the year	(55,826)	82,643	(60,366)
Add:
Depreciation and amortization	112,037	63,055	66,424
Income tax expenses/(benefit)	(7,961)	48,246	(4,400)
Interest expense/(income), net	404	(504)	912
Share-based payment expenses	—	88,355	90,648
Adjusted EBITDA	48,654	281,795	93,218
Adjusted Profit/(Loss)
Profit/(loss) for the year	(55,826)	82,643	(60,366)
Add:
Share-based payment expenses	—	88,355	90,648
Adjusted profit/(loss)	(55,826)	170,998	30,282
Key Factors Affecting Our Results of Operations
The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.
Price and volatility of Bitcoin
We derive, and expect to continue to derive, a significant portion of revenue from proprietary mining of cryptocurrency, primarily Bitcoin. Hence, our ability to generate revenue from this business line is directly affected by the market price of Bitcoin. The Bitcoin price may also impact the use of our mining machines. Our proprietary mining business breaks even so long as it is economically beneficial for us to continue to operate our mining machines, and that is essentially when the mining machines contribute positive cash flow (i.e., when the variable cost to mine one Bitcoin, namely the electricity cost, equals the market price of a Bitcoin, which we refer to as “shutdown Bitcoin price” for our proprietary mining business). So long as the Bitcoin price is higher than the “shutdown Bitcoin price,” we would continue to operate our mining machines and such operation would be economically beneficial to us. See the section entitled “Item 3. Key Information —  D. Risk Factors — Risks Related to Our Business, Operations, Industry and Financial Condition — Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.” In addition, the depreciation and impairment potential of our mining machines may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies. See the section entitled “— Our ability to procure mining machines at a lower cost” below. On the other hand, a drop in Bitcoin price may also create an opportunity for us to add cheaper mining machines to our mining fleets. We also generate a large percentage of revenue from Cloud Hash Rate, which offers hash rate to be utilized by third-party miners. As a result, revenue from this business line is also correlated with Bitcoin price and volatility.
However, there are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media. These factors have contributed to the depreciation of Bitcoin. For example, recent industry-wide developments, including the continued industry-wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi, have led to a drop in Bitcoin price. The Bitcoin price has dropped significantly from its last peak on November 9, 2021 to US$15,986 on November 22, 2022, its lowest point since the last peak, and returned to US$29,923, as of April 18, 2023.

Despite the recent market volatility, the appreciation potential of Bitcoin remains high due to several factors. Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for mining Bitcoin transactions is reduced in half every four years. The growing recognition of Bitcoins also attracts large investment into the Bitcoin economy, as evidenced by an increasing installed network hash rate of Bitcoin globally, and increasing adoption of Bitcoin as an investment instrument and a payment method. Further, more countries are establishing clear and robust regulations to create a more stable environment for Bitcoin mining and trading, which may facilitate the demand for Bitcoins and Bitcoin price appreciation. The Bitcoin price has soared by 236% from the last peak at US$20,089 on December 17, 2017 to US$67,562 on November 9, 2021, according to Frost & Sullivan.
While we have seen clear growth in both of our proprietary mining and Cloud Hash Rate business, we have limited ability to predict Bitcoin price and its volatility, which we expect to continue to affect our future earnings and cash flows.
Our ability to maintain our leadership position in proprietary hash rate
A prevailing strategy to profit from proprietary hash rate is mining. The cryptocurrencies mined can be sold at a profit when their market value is high enough to cover the cost of mining machines, electricity fees and other mining-related expenses. Bitcoins are intentionally designed to be resource-intensive and difficult to mine, rendering hash rate critical in the mining industry. Possessing a higher share of network hash rate translates to a higher likelihood of generating mining awards.
We strive to maintain our leadership position in proprietary hash rate. In particular, we have established a business model that allows us to constantly reinforce our market-leading position and outpace our competitors in terms of scaling up our proprietary hash rate. We strategically allocate a significant amount of proprietary hash rate to hash rate sales through our Cloud Hash Rate business, to enable instant cash payback upon customers’ subscription to our hash rate plans. We generally generate proceeds from hash rate sales under long-term hash rate subscription plans that approximate the purchase cost of mining machines. We are able to achieve such a premium against mining machine purchase cost as our hash rate subscription plans save hash rate buyers the efforts from complex mining operation and maintenance and have built brand recognition among customers. Therefore, we are able to continuously grow our proprietary hash rate by funding the purchase of additional mining fleets with the instant cash collected from hash rate sales using our existing mining fleets, significantly reducing our payback period to one month, compared to the long payback period associated with cryptocurrency mining activities, which is typically from 6 to 18 months, according to Frost & Sullivan. We intend to continuously scale up our infrastructure and proprietary hash rate in this efficient manner in order to maintain and reinforce our leading position in proprietary hash rate. However, whether we can achieve a premium through this model depends on various factors, such as the supply and demand in both mining machines and global mining datacenters, whether miners prefer conducting mining operations on their own and technology advancements. Short-term Bitcoin price fluctuations is another contributing factor as quickly adjusting the pricing of our hash rate subscriptions plans to reflect such price change is difficult, if not impossible. Whether this approach will remain effective will affect our ability to add more mining fleets to support the scale-up of our infrastructure and hash rate.
Our ability to procure mining machines at a lower cost
Depreciation of mining machines remained one of the few largest costs we incurred in our business operations for the years ended December 31, 2020, 2021 and 2022. Depreciation of mining machines is directly affected by the purchase price of these machines.
If the market value of cryptocurrencies increases, the demand for the most recent and efficient mining machines has also increased, leading to scarcity in the supply of and thereby an increase in the price of mining machines. As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new mining machines. Based on our well-established network with upstream mining machine suppliers and traders, we believe that we are able to secure spot machines for the most recent and most commonly used models at a relatively low price for a majority of our mining machines and thereby lowering depreciation of mining machines. On the other hand, a decrease in market value of cryptocurrencies may present opportunities for us to procure cheaper mining machines. For example, in light of the recent decrease and volatility of Bitcoin price, we are in the process of establishing a fund to purchase mining machines from financially distressed miners, if the value and quality of such mining machines are satisfactory to us.
However, whether we are able to successfully procure mining machines at a low price is subject to a number of factors, including our brand strength, our mining machine purchase channels, and supply and demand of mining machines, some of which may not be entirely within our control. Even if we are able to procure mining machines at a lower cost, the depreciation and impairment potential of our mining machines may nevertheless be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies. We may need to reconsider the appropriateness of the current useful life, the residual value and the depreciation method of our mining machines based on the change in cryptocurrency prices on a yearly or more frequently basis. In addition to the reassessment of depreciation, we may also need to assess whether any indications are present which will result in impairments of our mining machines. For example, impairments may be necessary if the expected operating profits from the mining machines show a significant decline from previous forecasts, which may be caused if the market price of Bitcoin drops below the mining machine shut-down price.
Our ability to effectively maintain our leadership position in the global electricity cost curve
Electricity cost was the other largest cost, besides depreciation of mining machines, that we incurred in our business operations for the years ended December 31, 2020, 2021 and 2022.
Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch global mining datacenters deployment and operation experience and capabilities. We pioneer in deploying and operating mining datacenters globally. Our dedicated global team for mining datacenter construction understands the critical needs of mining as well as the complex and continuously evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world, giving us a clear advantage in mining datacenter construction, and hence in electricity capacity and electricity costs among our competitors. We were able to optimize our electricity cost structure and reach an average electricity cost of our proprietary mining datacenters to US$50/MWh for the year ended 2022. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.
Our business judgments regarding pricing strategy and resource allocation
Our business operations involve constant and important decision-making regarding the pricing of our products and services as well as allocation of mining resources. Our pricing strategy is based on our estimates of market trends. As we operate three business lines, we have to decide the allocation of proprietary hash rate between “proprietary mining” and “hash rate sharing” as well as the allocation of mining datacenter capacity among “proprietary mining”, “hash rate sharing” and “hosting”. While allocating more mining resources to “hash rate sharing” and “hosting” services may facilitate cash payback and mining datacenter expansion, we have to forgo Bitcoin’s huge appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “proprietary mining”, and vice versa. We spend great efforts in making decisions in the Company’s best interest, taking into account Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining machines or expanding mining datacenters at low cost, etc. However, we cannot guarantee that our decisions could bring the Company the best results every time, and we anticipate our business judgments will continue to affect the results of our operations.
Our ability to upgrade and expand our offerings
Crypto-economy is characterized by continuous fluctuations and frequent innovations. Therefore, our future success is dependent on our ability to diversify our income structure to reduce exposure to fluctuations of the price of Bitcoin, the most significant type of cryptocurrency involved in our business operation, and maintain our market-leading position by upgrading and expanding our offerings. We launched Minerplus in January 2021 to improve operational efficiency for our proprietary mining business and miner customers. We expect to further expand our hosting service and generate more revenue from the service. We are in the process of building an efficient hash rate trading marketplace connecting third-party hash rate suppliers and hash rate buyers. We intend to enrich our product and service portfolio by providing mining services covering new crypto protocols, including Proof-of-Stake (“PoS”), Delegated Proof-of-Stake (“DPoS”), Proof-of-Spacetime (“PoSt”) and Proof-of-Capacity (“PoC”), and steadily increase the weight of new business to diversify revenue streams and attract new customers who are users of these new crypto protocols.
Although we have accumulated extensive expertise and know-how in the cryptocurrency industry, we are only at an earlier stage of executing our offering expansion plan. Upgrading existing offerings and commencing new businesses may incur significant costs and experience a prolonged ramp-up period. Although we expect these investments to benefit our business over the long term, we also expect our total operating expenses will increase for the foreseeable future. If any adverse development in such new businesses arises, we may not be able to develop those new businesses as successfully as contemplated, or at all, and our results of operations and prospects may be significantly and negatively affected as a result.
Regulatory environment
We are a leading cryptocurrency mining service provider with a strong global presence. As of December 31, 2022, we operated five prime mining datacenters in the United States and Norway and had served users across over 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. Each of our business lines is subject to government regulation in each jurisdiction in which we operate and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.
Impact of COVID-19
The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020, and the subsequent restrictive measures imposed by the governments around the world have caused disruption to businesses and resulted in significant global economic impacts. COVID-19 has also historically impacted the payment efficiency of certain of our customers. The effects the pandemic are subsiding and we, at present, are conducting business and operations as usual. As of the date of this Report, these impacts have not had a significant effect on our financial results or operations and liquidity. See the section entitled “Item 3. Key Information — D. Risk Factors — The COVID-19 pandemic has brought a significantly negative impact on the global economy, industry and market conditions. The ongoing development and the global control on the pandemic are unclear, which may increase the instability of Bitdeer’s development, materially and adversely affecting Bitdeer’s results of operations” for further details regarding risks related to the COVID-19 pandemic.
Key Components of Our Results of Operations
Revenue
We generate revenue from (i) proprietary mining, (ii) hash rate sales through Cloud Hash Rate, (iii) Cloud Hosting, (iv) General Hosting, (v) Membership Hosting, (vi) sales of mining machines and (vii) others, which mainly consist of the provision of technical and human resources service, repairment services of hosted mining machines, lease of investment properties and the sale of mining machine peripherals. Historically, we only accepted cryptocurrency for Cloud Hosting. For our other products and services available to customers, we accept both fiat currency and cryptocurrencies as payments.
Proprietary Mining
We enter into contracts with mining pool operators to provide computing power generated from our own mining machines to the mining pools. The contracts with mining pool operators are terminable at any time by either party. In exchange for providing computing power to the mining pool, we are entitled to cryptocurrency rewards from the mining pool operators, which is a variable consideration calculated based on a predetermined formula agreed by us and the mining pool operator as a part of the arrangement. The variable consideration is constrained until we can reasonably estimate the amount of mining rewards by the end of a given day based on the actual amount of computing power provided to the mining pool operators. By then, we consider it is highly probable that a significant reversal in the amount of revenues will not occur and includes such variable consideration in the transaction price. Providing computing power is an output of our ordinary activities and the only performance obligation in our contracts with mining pool operators. We recognize the revenue when the variable consideration is no longer constrained and the performance obligation of providing computing power has been satisfied. As a result, we do not present disaggregated revenue information on block rewards and transaction verification fees.
Cloud Hash Rate
Through Cloud Hash Rate, customers can subscribe to a specified amount of computing power derived from the mining machines held by us for a period of time through a wide selection of hash rate subscription plans offered by us, differentiated by plan duration and the type of cryptocurrency to be mined. By subscribing to the hash rate subscription plan, the customers are able to direct the computing power provided by us to be connected to a customer-designated mining pool for a period of time. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets. Customers pay a fixed amount for the subscribed hash rate at the commencement of the plans. The revenue related to hash rate subscriptions is amortized ratably throughout the duration of the plan. The customer also needs to separately pay for electricity subscriptions to maintain the mining machines that produce the subscribed hash rate. The revenue related to electricity subscriptions is recognized ratably throughout the duration of each respective electricity subscription. The price of electricity subscription is fixed at the commencement of each electricity subscription. The hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, we are entitled to additional consideration once the customer’s cost is recovered. The additional consideration is determined as a percentage of a customer’s mining profit derived from the subscribed computing power. We accept both cryptocurrency and fiat currency as payments under the Cloud Hash Rate arrangements.
Cloud Hosting
Through Cloud Hosting, we provide our customers one-stop mining machines hosting solution that integrates the provision of computing power generated from the specified second-hand mining machines and the provision of maintenance service, which primarily includes electricity supply and daily maintenance and repair care. We charge our customers an upfront amount at the commencement of the Cloud Hosting arrangements so the customers can secure the procurement of the computing power from the specified mining machines and the corresponding revenue is recognized ratably over the term of the service, which approximates to the life of the specified mining machines and is estimated to be two years, and maintenance service fee, based on the consumption of resources, such as electricity, and the corresponding revenue is recognized across each service cycle. The estimated life of these mining machines is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining machines is different from the previous estimate. The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, we are entitled to additional consideration once a customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining machines and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognizes revenues when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur. We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under the “accelerated payback mode” for the years ended December 31, 2020, 2021 and 2022. We historically only accept cryptocurrency as payments for services under the Cloud Hosting arrangements. Under the Cloud Hosting arrangements, our customers’ ability to direct the use of, and to obtain substantially all of the remaining benefits from, the mining machines is limited while the mining machines are in our possession. We have determined that we still retain control over the mining machines and consequently, the mining machines under the Cloud Hosting arrangements were not derecognized from our book.
General Hosting
We provide General Hosting services that enable our customers to run blockchain computing operations. The service fee is charged to our customers monthly on a consumption basis, such as the amount of electricity used in a period, based on the customer’s use of such resources. Revenue from the General Hosting service is recognized across each service cycle. We accept both cryptocurrency and fiat currency as payments for the provision of custody and hosting service.
Membership Hosting
We offer Membership Hosting services to our large-scale miner customers by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.
Unlike General Hosting where the customer’s access to mining datacenter capacity is subject to the availability of such capacity at the time the request was raised, a customer under Membership Hosting will be designated of certain capacity (i.e., designated capacity) exclusive for use by such customer, by signing a standard membership program agreement. We also provide other program benefits, if available, to customers under Membership Hosting, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining machine management services, than the prevailing price in the local market. We charge an upfront fee for such program benefits.
We also provide management services, such as infrastructure, custody, and utility, for the mining machines of a Membership Hosting customer up to designated capacity, pursuant to a separate management services agreement, and charge management services fee. We also charge additional fee, at our stand-alone selling price, for the subscription of our mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.
Our promises offered in the membership program agreement and management services agreement are not separately identifiable and treated as a single performance obligation recognized over a period of time. Revenue associated with the upfront fee for the program benefits is recognized over the program subscription period and revenue associated with the management service is recognized over each distinct service period. The promise to provide the mining machine operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. We accept both cryptocurrency and fiat currency as payments for the membership hosting arrangements.
Sales of Mining Machines
We may engage in the sales of mining machines on hand from time to time, depending on market conditions, capacity availability in our mining datacenters and the availability of new-generation mining machines that are more efficient. While not part of our three primary business lines, we sell mining machines on hand when, based on our judgement, selling machines of older models can (i) facilitate cash payback while maintaining a reasonable profit range compared to utilizing them for our own operations and (ii) optimize the efficiency of our mining fleets. Factors we considered include market conditions, capacity availability in our mining datacenters and the availability of new-generation mining machines that are more efficient. We recognize revenue from sales of mining machines to customers at the point in time when control of the mining machines is transferred to our customers, which generally occurs upon shipment of the mining machines as defined in the contract. We accept both cryptocurrency and fiat currency as payments for mining machine purchase.

Others
We also generate from other operations, mainly including the provision of technical and human resources service, repairment services of hosted mining machines, lease of investment properties and the sale of mining machine peripherals. The revenue generated from these operations was individually immaterial for all periods under discussion.
Cost of Revenue
Our cost of revenue consists primarily of (i) electricity expenses incurred for operating our mining machines in its revenue-generating activities, (ii) depreciation expense from the mining machines and datacenters hosting those mining machines, (iii) costs of mining machines sold to customers and (iv) compensation expenses incurred by mining datacenter personnel.
Electricity Cost in Operating Mining Machines
We incur electricity costs when (i) operating proprietary mining machines for cryptocurrency mining, (ii) generating hash rate for sales under Cloud Hash Rate, (iii) operating specified mining machines for customers under Cloud Hosting and (iv) operating customer-owned mining machines during the provision of General Hosting and Membership Hosting services.
Depreciation of Mining Machines and Mining Datacenters
Depreciation on our mining machines is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining machines. We estimate the useful lives of mining machines based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.
The useful life for mining machines was changed from one year to one to two years since the year ended December 31, 2021 for the mining machines of newer models that were purchased in 2021 as a result of the review conducted in July 2021.
Depreciation of mining datacenters is calculated using the straight-line method based on the estimated useful lives of the assets comprised thereof, such as buildings, machinery, electronic equipment and leasehold improvement, and is recorded under depreciation of property, plant, and equipment. The depreciation method, useful life and residual value of these assets are reviewed at least at each financial year-end and adjusted if appropriate.
Compensation Expenses Incurred by Mining Datacenter Personnel
The compensation expenses incurred by mining datacenter personnel consists primarily of (i) share-based payment expenses related to mining datacenter personnel as a result of the grant of options under the 2021 Share Incentive Plan and (ii) staff costs, including salaries, wages and other benefits in relation to mining datacenter personnel.
Cost of Mining Machines Sold
The cost of mining machines sold is incurred when we sell our mining machines that have been used for our business operations. It is recognized at the net book value of the associated mining machines.
Gross Profit/(Loss)
Our gross profit or loss is primarily affected by (i) Bitcoin prices, which have a significant and direct effect on the amount of revenue we recognized from our operations, (ii) depreciation of mining machines, which is directly related to the mining machine purchases we made, (iii) electricity costs, (iv) staff cost, including salaries, wages and other benefits and (v) share-based payment expenses.

Operating Expenses/(Income)
Selling Expenses
Our selling expenses primarily consist of (i) staff costs, including wages, bonuses and benefits to sales personnel, (ii) promotional expenses, which primarily represent expenses incurred for online and offline marketing activities and other promotional activities to reach more customers, and (iii) share-based payment expenses related to marketing personnel.
General and Administrative Expenses
Our general and administrative expenses primarily consist of (i) staff costs, including wages, bonuses and benefits to general and administrative personnel, (ii) consulting service expenses, (iii) share-based payment expenses related to administrative personnel, (iv) insurance expenditure, and (v) travel expenses and office expenses incurred during our daily operation.
Research and Development Expenses
Our research and development expenses primarily consist of (i) staff costs, including wages, bonuses and benefits to research and development personnel, and (ii) share-based payment expenses related to research and development personnel. We invest significant research and development resources in improving technology related to our Cloud Hash Rate business including hash rate slicing, developing Hash Rate Marketplace and improve our Minerplus features like virus detection and hash rate monitoring. We also spent R&D efforts on utilizing renewable energy and increasing energy efficiency.
Other Operating Income/(Expenses)
Our other operating income/expenses primarily consist of (i) net gain/losses on disposal of cryptocurrencies, (ii) net loss on disposal of mining machine and (iii) write-off of receivables from a related party.
Other Net Gain/(Loss)
Other net gain/loss primarily consist of (i) loss in fair value change of financial assets at fair value through profit or loss, (ii) net gain on disposal of other financial assets, (iii) net gain on disposal of property, plant and equipment and intangible assets, (iv) impairment loss of a pre-matured investment, and (v) net gain on settlement of balances between Bitmain.
Results of Operations
The following tables summarizes our results of operations, revenue breakdown, and expenses by nature for the years ended December 31, 2020, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Report. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the years indicated:
	For the Year Ended December 31
	2020 (Restated)	2021	2022
	US$	US$	US$
	(in thousands)
Revenue	186,387	394,661	333,342
Cost of revenue	(209,564)	(153,255)	(250,090)
Gross profit/(loss)	(23,177)	241,406	83,252
Selling expenses	(5,567)	(8,448)	(11,683)
General and administrative expenses	(20,268)	(89,735)	(93,453)
Research and development expenses	(9,790)	(29,501)	(35,430)
Other operating incomes / (expenses)	(2,045)	14,625	(3,628)
Other net gain / (loss)	(2,560)	2,483	357
Profit / (loss) from operations	(63,407)	130,830	(60,585)
Finance income / (expenses)	(380)	59	(4,181)
Profit / (loss) before taxation	(63,787)	130,889	(64,766)
Income tax benefit / (expenses)	7,961	(48,246)	4,400
Profit / (loss) for the year	(55,826)	82,643	(60,366)
The following table sets forth a breakdown of our revenue, for the years indicated.
	For the Year Ended December 31,
	2020 (Restated)		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Proprietary mining	88,493	47.5	191,693	48.6	62,359	18.7
Cloud hash rate	78,288	42.0	124,205	31.5	121,341	36.4
Hash rate subscription	31,389	16.8	53,952	13.7	77,862	23.3
Electricity subscription	45,242	24.3	35,113	8.9	39,525	11.9
Additional consideration from Cloud Hash Rate arrangements offered under accelerator mode	1,657	0.9	35,140	8.9	3,954	1.2
Sales of mining machines	15,844	8.5	45,693	11.6	705	0.2
Cloud Hosting arrangements(1)	2,929	1.6	7,568	1.9	12,723	3.8
General Hosting	—	—	18,312	4.6	99,251	29.8
Membership hosting	—	—	—	—	26,056	7.8
Others(2)	833	0.4	7,190	1.8	10,907	3.3
Total revenue	186,387	100.0	394,661	100.0	333,342	100.0

(1)
We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under “accelerated payback mode” for the years ended December 31, 2020, 2021 and 2022.

(2)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, and the sale of mining machine peripherals.

The following table sets forth a breakdown by nature of our cost of revenue, selling, general and administrative, and research and development expenses for the years indicated.

	For the Year Ended December 31,
	2020 (Restated)		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Staff costs: salaries, wages and other benefits	33,041	13.5	37,730	13.4	50,132	12.8
Share-based payments	—	—	88,355	31.4	90,648	23.2
Amortization of intangible assets	111	0.0	146	0.1	97	0.0
Depreciation:
Mining machines	98,136	40.0	43,857	15.6	29,281	7.5
Property, plant and equipment	9,807	4.0	14,416	5.1	30,438	7.8
Investment properties	—	—	—	—	1,237	0.3
Right-of-use assets	3,983	1.6	4,636	1.7	5,371	1.4
Electricity cost in operating mining machines	72,078	29.4	58,447	20.8	139,469	35.7
Cost of mining machines sold	17,537	7.2	5,978	2.1	1,002	0.3
Consulting service fee	1,039	0.4	8,787	3.1	6,797	1.7
Tax and surcharge	3,085	1.3	2,202	0.8	3,355	0.9
Advertising expenses	2,189	0.9	880	0.3	737	0.2
Office expenses	543	0.2	2,219	0.8	3,124	0.8
Research and development technical service fees	681	0.3	1,964	0.7	1,313	0.3
Expenses of low-value consumables	971	0.4	1,662	0.6	4,025	1.0
Expenses of variable payment lease	—	—	610	0.2	639	0.2
Expenses of short-term leases	372	0.2	351	0.1	527	0.1
Impairment loss of mining machines	—	—	106	0.0	—	—
Logistic expenses	339	0.1	1,391	0.5	3,060	0.8
Travel expenses	52	0.0	1,393	0.5	3,202	0.8
Insurance fee	459	0.2	983	0.3	3,446	0.9
Others	766	0.3	4,826	1.9	12,756	3.3
Total cost of revenue, selling, general and administrative and research and development expenses	245,189	100.0	280,939	100.0	390,656	100.0
Comparison of Years Ended December 31, 2021 and 2022
Revenue
Our revenue decreased by 15.6% from US$394.7 million for the year ended December 31, 2021 to US$333.3 million for the year ended December 31, 2022, primarily driven by (i) a decrease in revenue generated from proprietary mining, (ii) a decrease in revenue generated from sales of mining machines and (iii) a decrease in revenue generated from Cloud Hash Rate, partially offset by (i) an increase in revenue generated from Cloud Hosting, (ii) an increase in revenue generated from General Hosting, and (iii) Membership Hosting which began to generate revenue in the second half of 2022.
•
Revenue generated from our proprietary mining business decreased by 67.4% from US$191.7 million for the year ended December 31, 2021 to US$62.4 million for the year ended December 31, 2022. The change was mainly driven by (i) the price drop of Bitcoin, the most significant type of cryptocurrency involved in our business operation and (ii) a decrease in the comparative number of Bitcoin mined from proprietary mining, resulting from a decrease in the amount of hash rate allocated to our proprietary mining business as a percentage of the total network hash rate. The hash rate used for proprietary mining, calculated on a twelve-month monthly average basis, was approximately 2.4EH/s for the year ended December 31, 2022, which slightly increased compared to 2.2EH/s for the year ended December 31, 2021. We expect to remain flexible in allocating hash rate between proprietary mining and hash rate sales through Cloud Hash Rate, depending on the market condition.
•
Revenue generated from sales of mining machines decreased by 98.5% from US$45.7 million for the year ended December 31, 2021 to US$0.7 million for the year ended December 31, 2022, which was mainly attributable to a decrease in the number of mining machines we sold for the year ended December 31, 2022 as we had sold most of our mining machines of older models for the year ended December 31, 2021. We currently do not expect to sell mining machines in the near-future.

•
Revenue generated from Cloud Hash Rate decreased by 2.3% from US$124.2 million for the year ended December 31, 2021 to US$121.3 million for the year ended December 31, 2022, which was mainly attributable to an increase in (i) revenue from hash rate subscription and (ii) revenue from electricity subscription, offset by a decrease in revenue from additional consideration from acceleration plan arrangements. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. As a result, revenue from hash rate subscription for the year ended December 31, 2022 did not only consist of new sales during the year ended December 31, 2022 but also the amortized revenue from sales before 2022 and that captured the Bitcoin price appreciation during 2021. With the gradual expiration of the hash rate subscription, we have also slightly decreased hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, from 2.0EH/s for the year ended December 31, 2021 to 1.8EH/s for the year ended December 31, 2022. The increase in electricity subscription was as a result of increase in electricity price in 2022 for existing customers of Cloud Hash Rate. The decrease in revenue from additional consideration from Cloud Hash Rate arrangements offered under accelerator mode was due to the expiration of our existing revenue sharing arrangements subscribed in the prior year and a delay in reaching the condition for revenue sharing due to generally longer subscription periods and lower-than-expected mining rewards.

•
Revenue generated from Cloud Hosting increased by 67.1% from US$7.6 million for the year ended December 31, 2021 to US$12.7 million for the year ended December 31, 2022, which was primarily because nearly half of orders of Cloud Hosting in 2021 were subscribed in the second half of 2021, which contributed to the revenue in 2022, while nearly all orders of Cloud Hosting in 2022 contributed to the revenue in 2022.

•
Revenue generated from General Hosting increased significantly from US$18.3 million for the year ended December 31, 2021 to US$99.3 million for the year ended December 31, 2022, primarily driven by an increase in the mining site capacity as a result of the expansion of our mining datacenter operations.

•
We began to generate revenue from Membership Hosting in the second half of 2022 when our mining datacenter in North America began to deliver capacity, and recorded revenue in the amount of US$26.1 million for the year ended December 31, 2022.

Cost of Revenue
Our cost of revenue increased by 63.1% from US$153.3 million for the year ended December 31, 2021 to US$250.1 million for the year ended December 31, 2022, primarily driven by an increase in (i) electricity cost in operating mining machines, (ii) salaries, wages and other benefits and (iii) depreciation of property, plant and equipment, partially offset by a decrease in (i) depreciation of mining machines and (ii) cost of mining machines sold and accessories sold.
•
Depreciation of mining machines decreased by 33.3% from US$43.9 million for the year ended December 31, 2021 to US$29.3 million for the year ended December 31, 2022, primarily because (i) a significant number of the mining machines procured prior to 2021 as a result of our expanded hash rate capacity are fully depreciated by 2021, and (ii) we changed the useful life for mining machines from one year to two years for the mining machines of newer models that were purchased starting from July 2021, which leads to lower depreciation afterwards.

•
Electricity cost in operating mining machines increased by 138.9% from US$58.4 million for the year ended December 31, 2021 to US$139.5 million for the year ended December 31, 2022, which was attributed to the increased overall energy consumption related to the expansion of our mining datacenter operations in North America and Norway.
•
Cost of mining machines sold and accessories sold decreased by 83.3% from US$6.0 million for the year ended December 31, 2021 to US$1.0 million for the year ended December 31, 2022, primarily driven by the decrease in the number of mining machines we sold for the year ended December 31, 2022 as we had sold most of our mining machines of older models for the year ended December 31, 2021. We currently do not expect to sell mining machines in the near-future.

•
Salaries, wages and other benefits attributed to cost of revenue increased by 89.4% from US$9.4 million for the year ended December 31, 2021 to US$17.8 million for the year ended December 31,2022, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees as a result of the expansion of our mining datacenter operations in North America.

•
Depreciation of property, plant and equipment attributed to cost of revenue increased by 114.3% from US$14.0 million for the year ended December 31, 2021 to US$30.0 million for the year ended December 31, 2022, primarily as a result of the expansion of our mining datacenters and mining facilities in North America and Norway.

Selling Expenses
Our selling expenses increased from US$8.4 million for the year ended December 31, 2021 to US$11.7 million for the year ended December 31, 2022, primarily due to (i) the US$2.3 million increase in share-based payment expenses as a result of the new grant of options to sales personnel in 2022 under the 2021 Share Incentive Plan approved in July 2021, and (ii) the US$0.4 million increase in staff costs, including salaries, wages and benefits to sales personnel.
General and Administrative Expenses
Our general and administrative expenses increased by 4.2% from US$89.7 million for the year ended December 31, 2021 to US$93.5 million for the year ended December 31, 2022, primarily due to (i) the US$6.4 million increase in travel, insurance, utilities and other expenses related to our daily operation and (ii) the US$3.2 million increase in staff costs, including salaries, wages and benefits to general and administrative personnel, partially offset by the US$5.6 million decrease in share-based payment expenses as a result of the grant of option to administrative personnel under the 2021 Share Incentive Plan approved in July 2021 because most of the options were granted in 2021.
Research and Development Expenses
Our research and development expenses increased by 20.0% from US$29.5 million for the year ended December 31, 2021 to US$35.4 million for the year ended December 31, 2022, primarily attributable to the US$6.0 million increase in share-based payment expenses as a result of the new grant of option in 2022 to research and development personnel under the 2021 Share Incentive Plan approved in July 2021.
Other Operating Income /(Expenses)
We generated other operating income of US$14.6 million and incurred other operating expenses of US$3.6 million for the year ended December 31, 2021 and 2022, respectively. This change was primarily because we recorded US$18.7 million gain on disposal of cryptocurrencies for the year ended December 31, 2021, compared to US$3.1 million loss on disposal of cryptocurrencies for the year ended December 31, 2022, which is associated with Bitcoin price drop prior to such disposal given we typically sell Bitcoins earned from our principal business lines within the next few days.
Other Net Gain/(Loss)
We recorded other net gain of US$0.36 million for the year ended December 31, 2022, which primarily included (i) net gains on disposal of property, plant and equipment and intangible assets of US$0.66 million and (ii) other gains of US$0.5 million, which mainly included return of wealth management product and other minor gains from disposal of investments in unlisted debt instruments, partially offset by the loss of

US$0.8 million which mainly included the fair value change of investments in unlisted equity and debt instruments. We recorded other net gain of US$2.5 million for the year ended December 31, 2021, which primarily included a net gain of approximately US$4.5 million on settlement of balances with Bitmain, partially offset by a one-off impairment loss of approximately US$2.0 million resulting from a pre-mature investment.
Profit/(Loss) from Operations
As a result of the foregoing, we recorded a loss from operations of US$60.6 million for the year ended December 31, 2022 and a profit from operations of US$130.8 million for the year ended December 31, 2021.
Income Tax Benefit/(Expenses)
We recorded income tax expenses of US$48.2 million and income tax benefit of US$4.4 million for the year ended December 31, 2021 and 2022.
Net Profit/(Loss)
As a result of the foregoing, we incurred a net loss of US$60.4 million for the year ended December 31, 2022 and a net profit of US$82.6 million for the year ended December 31, 2021.
Comparison of Years Ended December 31, 2020 and 2021
Revenue
Our revenue increased by 111.7% from US$186.4 million for the year ended December 31, 2020 to US$394.7 million for the year ended December 31, 2021.
•
Revenue generated from our proprietary mining business increased by 116.6% from US$88.5 million for the year ended December 31, 2020 to US$191.7 million for the year ended December 31, 2021. The change was mainly driven by price appreciation of Bitcoin, the most significant type of cryptocurrency involved in our business operation, partially offset by a decrease in the number of Bitcoin mined, primarily resulting from the Bitcoin halving event on May 11, 2020 and a slight decrease in the hash rate allocated to proprietary mining. The average price of Bitcoin for the year ended December 31, 2021 was US$47,385 compared to US$11,057 for the year ended December 31, 2020, representing an increase of 328.5%, according to Frost & Sullivan. The hash rate used for proprietary mining, calculated on a twelve-month monthly average basis, was approximately 2.2EH/s for the year ended December 31, 2021, which was slightly decreased compared to 2.3EH/s for the year ended December 31, 2020.

•
Revenue generated from Cloud Hash Rate increased by 58.7% from US$78.3 million for the year ended December 31, 2020 to US$124.2 million for year ended December 31, 2021, which was mainly attributable to the increase in (i) revenue from additional consideration from acceleration plan arrangements and (ii) revenue from hash rate subscription, partially offset by a decrease in electricity charges as a result of lower hash rate allocated to Cloud Hash Rate in 2021. The increase in revenue generated from additional consideration from acceleration plan arrangements was due to the launch of subscription plans under “accelerator mode” in 2020, an increase in the number of customers who recovered their investment costs in 2021 as well as Bitcoin price appreciation. The increase in revenue from hash rate subscription was mainly driven by the higher sales price of hash rate subscription and the higher demand for Cloud Hash Rate, both of which were primarily attributable to (i) Bitcoin price appreciation, and (ii) our increased brand recognition as a result of our expanding scale of operations as well as diverse hash rate subscription plans and high-quality hash rate. The hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, was approximately 2.0EH/s for the year ended December 31, 2021, which was slightly decreased compared to 2.1EH/s for the year ended December 31, 2020.

•
Revenue generated from sales of mining machines increased by 188.4% from US$15.8 million for the year ended December 31, 2020 to US$45.7 million for the year ended December 31, 2021, which was mainly attributable to the higher sales price of mining machines driven by Bitcoin price appreciation, offset by the decrease in the number of mining machines we sold in 2021.
•
Revenue generated from Cloud Hosting increased by 158.4% from US$2.9 million for the year ended December 31, 2020 to US$7.6 million for the year ended December 31, 2021, which was mainly attributable to an increase in the customer base of Cloud Hosting following the launch of Cloud Hosting service in 2020.

•
Revenue generated from General Hosting increased from nil for the year ended December 31, 2020 to US$18.3 million for the year ended December 31, 2021, primarily driven by (i) professional miners’ higher demand for hosting services in 2021, (ii) the increase in mining site capacity as a result of the expansion of our mining datacenter operations and (iii) our efforts to attract more hosting customers to diversify our revenue stream.

Cost of Revenue
Our cost of revenue decreased by 26.9% from US$209.6 million for the year ended December 31, 2020 to US$153.3 million for the year ended December 31, 2021, primarily driven by decrease in (i) depreciation of mining machines, (ii) the electricity cost in operating mining machines and (iii) cost of mining machine sold, partially offset by an increase in share-based payment expenses attributed to cost of revenue, increase in salaries, wages, and other benefits attributed to cost of revenue and increase in depreciation of property, plant and equipment attributed to cost of revenue.
•
Depreciation of mining machines decreased by 55.3% from US$98.1 million for the year ended December 31, 2020 to US$43.9 million for the year ended December 31, 2021, primarily because (i) the mining machines procured at the beginning of 2020 as a result of our expanded hash rate capacity contributed large depreciation amount for the year ended December 31, 2020, and are fully depreciated by the first half of 2021 as those mining machines were depreciated in one year on a straight-line basis, and (ii) we changed the useful life for mining machines from one year to one to two years for the mining machines of newer models that were purchased in 2021 starting from July 2021, which leads to lower depreciation for the year ended December 31, 2021.

•
Electricity cost in operating mining machines decreased by 18.9% from US$72.1 million for the year ended December 31, 2020 to US$58.4 million for the year ended December 31, 2021, primarily driven by the lowered overall energy consumption of 39.2 j/T as of December 31, 2021, compared to 48 j/T as of December 31, 2020 for our mining machines, partially offset by the increase in managing hash rate calculated on a twelve-month average basis from approximately 4.6EH/s for the year ended December 31, 2020 to approximately 5.7EH/s for the year ended December 31, 2021.

•
Cost of mining machines sold decreased by 65.9% from US$17.5 million for the year ended December 31, 2020 to US$6.0 million for the year ended December 31, 2021, primarily driven by (i) the lower carrying book value of the mining machines sold in 2021 as the mining machines sold in 2021 were used for a longer period with most of their costs depreciated compared to the ones sold in 2020 and (ii) decrease in the number of mining machines sold in 2021.

•
Share-based payment expenses attributed to cost of revenue increased from nil for the year ended December 31, 2020 to US$10.4 million for the year ended December 31, 2021, which was due to the grant of options under the 2021 Share Incentive Plan to mining datacenter personnel in the second half of 2021.

•
Salaries, wages and other benefits attributed to cost of revenue increased by 99.4% from US$4.7 million for the year ended December 31, 2020 to US$9.4 million for the year ended December 31, 2021, which was due to the increase in salaries, wages and other benefits to mining datacenter personnel as a result of the expansion of our mining datacenter operations.

•
Depreciation of property, plant and equipment attributed to cost of revenue increased by 47.0% from US$9.5 million for the year ended December 31, 2020 to US$14.0 million for the year ended December 31, 2021, primarily attributable to our expansion of the mining datacenter.

Selling Expenses
Our selling expenses increased by 51.8% from US$5.6 million for the year ended December 31, 2020 to US$8.4 million for the year ended December 31, 2021, primarily due to the US$5.2 million increase in share-based payment expenses attributed to selling expense as a result of the grant of options to sales personnel under the 2021 Share Incentive Plan in the second half of 2021, partially offset by US$1.4 million decrease in staff costs, including salaries, wages and benefits to sales personnel and the US$1.3 million decrease in advertising expenses, as we conducted fewer marketing activities. As a result of price appreciation of Bitcoin, the most significant cryptocurrency involved in our business operation, and wider market recognition of our brand name, we are able to achieve satisfying sales performance without engaging in proactive marketing activities.
General and Administrative Expenses
Our general and administrative expenses increased by 342.7% from US$20.3 million for the year ended December 31, 2020 to US$89.7 million for the year ended December 31, 2021, primarily due to (i) US$54.5 million increase in share-based payment expenses attributed to general and administrative expenses as a result of the grant of option to administrative personnel under the 2021 Share Incentive Plan in the second half of 2021, (ii) US$7.5 million increase in consulting service fees attributed to general and administrative expenses charged by professional parties due to our efforts in capital market activities.
Research and Development Expenses
Our research and development expenses increased by 201.3% from US$9.8 million for the year ended December 31, 2020 to US$29.5 million for the year ended December 31, 2021, primarily attributable to (i) US$18.2 million increase in share-based payment expenses attributed to research and development expenses of as a result of the grant of options to research and development personnel under the 2021 Share Incentive Plan in the second half of 2021 and (ii) US$1.3 million increase in research and development technical service fees.
Other Operating Income /(Expenses)
We incurred other operating expenses of US$2.0 million and generated other operating income of US$14.6 million for the years ended December 31, 2020 and 2021, respectively. This change was primarily attributable to (i) US$16.0 million increase in net gain on disposal of cryptocurrencies for the year ended December 31, 2021, which is associated with Bitcoin price change prior to such disposal given we typically sell Bitcoins earned from our principal business lines within the next few days, (ii) US$3.7 million losses from change in fair value of cryptocurrencies lent, (iii) US$2.9 million decrease in net loss on disposal of mining machine at scrap value, as a result of fewer mining machines disposals in 2021 because the new mining machines we purchased in 2021 were of more recent models and in a more stable condition and (iv) US$2.0 million write-off of receivables from a related party for the year ended December 31, 2020, compared to nil for the year ended December 31, 2021.
Other Net Gain/(Loss)
We recorded other net gain of US$2.5 million for the year ended December 31, 2021, compared to other net loss of US$2.6 million for the year ended December 31, 2020. This change was primarily due to (i) the net gain on settlement of balances between Bitmain of US$4.5 million for the year ended December 31, 2021 compared to nil for the year ended December 31, 2020 and (ii) an impairment of property, plant and equipment of US$2.2 million for the year ended December 31, 2020, compared to nil for the year ended December 31, 2021, partially offset by the impairment loss of a pre-matured investment of US$2.0 million associated with a forfeited investment project of US$2.0 million for the year ended December 31, 2021, while we did not conduct similar transaction or incur such cost for the year ended December 31, 2020.
Profit/(Loss) from Operations
As a result of the foregoing, we recorded a loss from operations of US$63.4 million for the year ended December 31, 2020 and a profit from operations of US$130.8 million for the year ended December 31, 2021.

Income Tax Benefit/(Expenses)
We recorded an income tax benefit of US$8.0 million for the year ended December 31, 2020 and an income tax expenses of US$48.2 million for the year ended December 31, 2021, primarily because we achieved profit before taxation of US$130.9 million for the year ended December 31, 2021, compared to loss before taxation of US$63.8 million for the year ended December 31, 2020.
Net Profit/(Loss)
As a result of the foregoing, we recorded a net loss of US$55.8 million for the year ended December 31, 2020 and a net profit of US$82.6 million for the year ended December 31, 2021.
Liquidity and Capital Resources
As of December 31, 2022, we had cash and cash equivalents of US$231.4 million and fiat currency investment of US$31.1 million in unlisted debt instruments, redeemable on demand. Since our separation from Bitmain, we have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this Report. Our cash and cash equivalents decreased to US$231.4 million as of December 31, 2022 from US$372.1 million as of December 31, 2021, primarily attributable to our active construction of mining datacenters in North America and Norway, purchase of investment property assets through the acquisition of Asia Freeport Holdings Pte. Ltd. and investment in unlisted equity and debt instruments. Our cash and cash equivalents increased from US$44.8 million as of December 31, 2020 to US$372.1 million as of December 31, 2021, primarily attributable to the increase in adjusted EBITDA, which is a non-IFRS financial measure defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2. A reconciliation of profit/(loss), the most comparable IFRS measure, to adjusted EBITDA is set forth in “— Non-IFRS Financial Measures” above.
To date, we have not seen a material impact on our liquidity from events related to the COVID-19 pandemic.
Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our purchase of plant, property and equipment, lease obligations, and borrowings. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.
Purchase of property, plant and equipment and intangible assets.   Purchase of property, plant and equipment and intangible assets primarily consist of the purchase of machinery, equipment and other expenditure associated with mining datacenter construction and operations. The total cash outflow for the purchase of property, plant and equipment and intangible assets were US$19.9 million, US$62.9 million and US$63.2 million for the years ended 2020, 2021 and 2022. As of December 31, 2022, we had commitments that are scheduled to be paid within 12 months for the construction of mining datacenters of approximately US$8.3 million.
Lease obligations.   We occupy most of our office premises and certain mining datacenter under lease arrangements, which generally have an initial lease term between one and a half to seven years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2020, 2021 and 2022 was approximately US$5.4 million, US$5.4 million and US$6.3 million, respectively. As of December 31, 2022, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$7.5 million and US$80.6 million, respectively.

Borrowings.   Our borrowings as of December 31, 2022 represented a commitment of US$29.8 million relating to the principal amount and interests in connection with the issuance of the Bitdeer Convertible Note, a US$30 million convertible note, on July 23, 2021, bearing an annual interest rate of 8%, which will mature on July 23, 2023.
We intend to fund our existing and future material cash requirements primarily with our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business, which is classified as an investing activity. However, our future capital requirements will depend on many factors, including market acceptance of cryptocurrency, our growth, our ability to scale up our infrastructure and hash rate, our ability to effectively control costs, our ability to attract and retain customers, the continuing market acceptance of our offerings, expansion of sales and marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on term acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and financial condition could be adversely affected.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Cash Flows
The following table presents our consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022:
	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(109,176)	(52,466)	(268,037)
Net cash generated from investing activities	62,742	394,569	133,793
Net cash generated from / (used in) financing activities	30,776	(14,426)	(3,884)
Net (decrease) / increase in cash and cash equivalents	(15,658)	327,677	(138,128)
Cash and cash equivalents at the beginning of the period	59,826	44,753	372,088
Effect of movements in exchange rates on cash and cash equivalents held	585	(342)	(2,598)
Cash and cash equivalents at the end of the year	44,753	372,088	231,362
Operating Activities
Net cash used in operating activities was US$268.0 million for the year ended December 31, 2022. The difference between our net loss of US$60.4 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$305.0 million, (ii) changes in prepayments and other assets of US$21.9 million primarily associated with deposits and prepayments made to suppliers following the expansion of our business during this period, (iii) changes in deferred revenue of US$9.2 million primarily associated with the recognition of revenue, (iv) income tax prepaid of US$20.0 million, and (v) an adjustment for income tax benefit of US$4.4 million, partially offset by (i) an adjustment for share-based payment expenses of US$90.6 million for the issuance of options following the adoption of the Bitdeer’s 2021 Share Incentive Plan in July 2021, and (ii) an adjustment for depreciation and amortization of US$66.4 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period.
Net cash used in operating activities was US$52.5 million for the year ended December 31, 2021. The difference between our net profit of US$82.6 million and the net cash used in operating activities was primarily attributable to (i) adjustments for the revenue recognized on acceptance of cryptocurrencies of US$333.7 million and (ii) gain on disposal of cryptocurrencies of US$18.7 million, partially offset by (i) an adjustment for share-based payment expenses of US$88.4 million, (ii) an adjustment for depreciation and amortization of US$63.1 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period and (iii) an adjustment for income tax expenses of US$48.2 million.
Net cash used in operating activities was US$109.2 million in the year ended December 31, 2020. The difference between our net loss of US$55.8 million and the net cash used in operating activities was primarily attributable to an adjustment for revenue recognized on acceptance of cryptocurrencies of US$170.2 million, partially offset by an adjustment for depreciation and amortization of US$112.0 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period.
Investing Activities
Net cash generated from investing activities was US$133.8 million for the year ended December 31, 2022, primarily attributable to proceeds from disposal of cryptocurrencies of US$561.0 million, partially offset by (i) purchase of cryptocurrencies of US$286.0 million for investment (lending and purchase of wealth management product) purposes, (ii) purchase of property, plant and equipment and intangible assets of US$63.2 million, (iii) net fiat currency investment cash outflow of US$30.8 million in unlisted debt instruments, redeemable on demand, (iv) investment in unlisted equity instruments of US$29.5 million and (v) cash paid for asset acquisition, net of cash acquired of US$26.7 million.
Net cash generated from investing activities was US$394.6 million for the year ended December 31, 2021, primarily attributable to (i) proceeds from disposal of cryptocurrencies of US$568.6 million and (ii) repayments from related parties of US$21.7 million, partially offset by (i) purchase of property, plant and equipment and intangible assets of US$62.9 million, (ii) purchase of cryptocurrencies for loan and investment of US$60.0 million, (iii) loans to related parties of US$32.2 million and (iv) purchase of mining machines of US$26.6 million.
Net cash generated from investing activities was US$62.7 million for the year ended December 31, 2020, primarily attributable to (i) repayments from related parties of US$194.4 million and (ii) proceeds from disposal of cryptocurrencies of US$173.1 million, partially offset by (i) loans to related parties of US$161.0 million and (ii) purchase of mining machines of US$124.0 million.
Financing Activities
Net cash used in financing activities was US$3.9 million for the year ended December 31, 2022, which was entirely attributable to capital element of lease rentals paid.
Net cash used in financing activities was US$14.4 million for the year ended December 31, 2021, which was attributable to (i) repayments of borrowing from related parties of US$29.3 million, (ii) deemed distribution to related parties of US$10.9 million and (iii) capital element of lease rentals paid of US$4.2 million, offset by proceeds from convertible debt of US$30.0 million.
Net cash generated from financing activities was US$30.8 million for the year ended December 31, 2020, primarily attributable to (i) capital contribution received from related party of US$420.0 million, as a result of our then-expected spin-off, and (ii) borrowings from related parties of US$9.2 million, offset by deemed distribution to related parties of US$394.8 million and capital element of lease rentals paid of US$4.5 million.

Recent Accounting Pronouncements
As from January 1, 2022, we adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on our financial statements:
Standard/Interpretation	Application Date of Standard	Application Date for our group
Amendments to IFRS 1, Subsidiary as a First-time Adopter	January 1, 2022	January 1, 2022
Amendments to IFRS 9, Derecognition of Financial Liabilities	January 1, 2022	January 1, 2022
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022	January 1, 2022
Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022	January 1, 2022
Up to the date of issue of these financial statements, the IASB has issued a number of amendments and a new standard, IFRS 17, Insurance contracts, which are not yet effective for the year ended December 31, 2021 and which have not been adopted in these financial statements. We are in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far, we have concluded that the adoption of them is unlikely to have a significant impact on our financial position.
Standard/Interpretation	Application Date for our group
IFRS 17, Insurance Contracts and Amendments to Address Concerns and Implementation Challenges	January 1, 2023
Amendments to IFRS 4, Expiry Date of the Deferral Approach	January 1, 2023
Amendments to IAS 1, Making Materiality Judgement	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024
Critical Accounting Policies and Significant Judgments and Estimates
We prepare our consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
In preparing the financial statements, our management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, profit and loss. Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. We make estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results.
We believe the accounting policies related to the depreciation of mining machines, cryptocurrency accounting, revenue from the proprietary mining business, income taxes, share-based payments, fair value of financial assets at fair value through profit or loss, and assessment of the asset acquisition for the years ended December 31, 2020 and 2021 and 2022 involve significant judgments and estimates used in the preparation of our financial statements. Our use of judgements and estimates is disclosed in the Note 3 and the related accounting policies are disclosed in Note 2 to the consolidated financial statements included elsewhere in this Report. When reviewing our financial statements, you should consider our selection of critical accounting policies, our significant judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. You should read the descriptions of these significant judgments and estimates in conjunction with other disclosures included in this Report.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The JOBS Act also exempts us from having to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b).
Holding Company Structure
Bitdeer Technologies Group is a limited liability company incorporated in the Cayman Islands on December 8, 2021 with no material operations of its own. We currently conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management

The Company’s directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4 in the section entitled “BTG’s Directors and Officers Following the Business Combination,” which are incorporated herein by reference.
B.
Compensation

Information pertaining to the compensation of the Company’s directors and executive officers is set forth in the Form F-4 in the section entitled “BTG’s Directors and Officers Following the Business Combination — Employment Agreements and Indemnification Agreements,” which is incorporated herein by reference.
C.
Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4 in the section entitled “BTG’s Directors and Officers Following the Business Combination — Board Committees,” which is incorporated herein by reference.
D.
Employees

Following and as a result of the contemplation of the Business Combination, the business of the Company is conducted through Bitdeer Technologies Holding Company.
We had approximately 142 and 183 full-time employees as of December 2021 and 2022, respectively. We did not have full-time employees as of December 31, 2020 as we operated as part of Bitmain until January 2021. We also hire part-time employees from time to time. Of the 183 full-time employees as of December 31, 2022, approximately 34 were engaged in research and development activities and 149 were engaged in business development, finance, information system, facilities, human resources or administrative support. Most of our employees are located in Singapore and United States. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.
E.
Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date hereof by:
•
each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

•
each of our directors and executive officers; and

•
all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
As of the date of this Report, there are 62,888,683 Class A Ordinary Shares and 48,399,922 Class V Ordinary Shares issued and outstanding.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.
	Ordinary Shares Beneficially Owned Immediately After Closing of the Business Combination(2)
	Class A Ordinary Shares	Class V Ordinary Shares	% of Total Ordinary Shares	% of Voting Power
Directors and Executive Officers(1)
Jihan Wu(3)	—	48,399,922	41.0	87.4
Linghui Kong	—	—	—	—
Xiaoni Meng	—	—	—	—
Jianchun Liu	—	—	—	—
Huaxin Wen	—	—	—	—
Naphat Sirimongkolkasem	—	—	—	—
Sheldon Trainor-Degirolamo	—	—	—	—
Guang Yang	—	—	—	—
All executive officers and directors as a group (eight individuals)	—	48,399,922	41.0	87.4
5.0% Shareholders
Zhaofeng Zhao(4)	15,326,416	—	13.0	2.8
Yuesheng Ge(5)	10,214,395	—	8.7	1.8
Yishuo Hu(6)	10,214,395	—	8.7	1.8

(1)
The business address for the directors and executive officers of the Company will be 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509.

(2)
For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Ordinary Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Ordinary Shares will be entitled to one vote and each Class V Ordinary Share will be entitled to ten (10) votes. Each Class V Ordinary Share shall automatically convert into one (1) Class A Ordinary Share if transferred from a Founder Entity to a non-Founder Entity, except under certain circumstances.

(3)
Represents shares held through Victory Courage Limited.

(4)
Represents shares held through Shinning Stone Invest Co., Ltd.

(5)
Represents shares held through Mega Galaxy International Limited.

(6)
Represents shares held through Golden Navigate Investments Limited.

As of the date of this Report, to our knowledge, approximately 0.81% of our total issued and outstanding Class A Ordinary Shares were held by three record shareholders in the United States.
We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the consummation of the Business Combination, the sole shareholder of our Company is C100 Holding Company, a Cayman Islands exempted company.

B.
Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions — Related Person Transaction Policy — Related Person Transaction Policy of BTG upon Consummation of the Business Combination,” which is incorporated herein by reference.
C.
Interests of Experts and Counsel

None.
ITEM 8.   FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information

Financial Statements
Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”
Legal Proceedings
We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.
Dividend Policy
The Company’s policy on dividend distributions is set forth in the Form F-4 in the section entitled “Price Range of Securities and Dividends — Dividend Policy,” which is incorporated herein by reference.
B.
Significant Changes

A discussion of significant changes since December 31, 2021 and June 30, 2022, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.
ITEM 9.   THE OFFER AND LISTING
A.
Offer and Listing Details

Class A Ordinary Shares are listed on Nasdaq under the symbol “BTDR.” Holders of Class A Ordinary Shares should obtain current market quotations for their securities.
B.
Plan of Distribution

Not applicable.
C.
Markets

Class A Ordinary Shares are listed on Nasdaq under the symbol “BTDR.”
D.
Selling Shareholders

Not applicable.
E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
A.
Share Capital

As of the date of this Report, subsequent to the closing of the Business Combination, there were 62,888,683 Class A Ordinary Shares and 48,399,922 Class V Ordinary Shares that were outstanding and issued.
B.
Memorandum and Articles of Association

The articles of association of the Company effective as of April 13, 2023 are filed as part of this Report.
The description of the articles of association of the Company set forth in the Form F-4 in the section entitled “Description of BTG Securities” is incorporated herein by reference.
C.
Material Contracts

Material Contracts Relating to the Company’s Operations
Information pertaining to the Company’s material contracts is set forth in the Form F-4, in the sections entitled “Information Related to Bitdeer,” “Risk Factors — Risks Relating to Bitdeer,” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.
Material Contracts Relating to the Business Combination
Merger Agreement
The description of the Amended and Restated Merger Agreement in set forth in the Form F-4 in the section entitled “The Business Combination Proposal — The Merger Agreement,” which is incorporated herein by reference.
Related Agreements
The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Amended and Restated Merger Agreement is set forth in the Form F-4 in the section entitled “The Business Combination Proposal — Related Agreements,” which is incorporated herein by reference.
D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its ordinary shares, assuming the absence of applicable United Nations sanctions as implemented or otherwise adopted under the laws of the Cayman Islands. There is no limitation imposed by laws of Cayman Islands or in the Company’s articles of association on the right of non-residents to hold or vote shares.”
E.
Taxation

Information pertaining to tax considerations is set forth in the Form F-4 in the section entitled “Material Tax Considerations,” which is incorporated herein by reference.
F.
Dividends and Paying Agents

Information regarding the Company’s policy on dividends is set forth in the Form F-4 in the section entitled “Price Range of Securities and Dividends — Dividend Policy,” which is incorporated herein by reference. The Company has not identified a paying agent.

G.
Statement by Experts

Not applicable.
H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
I.
Subsidiary Information

Not applicable.
J.
Annual Report to Security Holders

Not applicable.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Cryptocurrency Risk
We are exposed to cryptocurrency risk as we yield cryptocurrencies from certain revenue arrangements. We recognize revenue based on the spot fair value of cryptocurrencies on the day they are earned, but the value of the cryptocurrencies is subject to change on the date they are disposed for fiat currency.
Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Our profitability is highly correlated to the current and future market price of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact our future operations. In addition, we may not be able to liquidate our holdings of cryptocurrencies at our desired price if required, or, in extreme market conditions, we may not be able to liquidate our holdings of cryptocurrencies at all.
Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in our operation are currently primarily based on bitcoin and USDT. We currently do not use any derivative contracts to hedge our exposure to cryptocurrency risk, but our management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. We limit our exposure to the cryptocurrency risk by including in our operation strategy to dispose of the cryptocurrencies for fiat currency shortly after they are earned.
Fluctuations in the market price of Bitcoin and/or other cryptocurrencies may have a more linear and quantifiable impact on some of our businesses than others. A 10% increase or decrease in the average market price of Bitcoin and/or other cryptocurrencies over 2020, 2021 and 2022, without considering other factors, would have had the following impact on our revenue: (i) an increase or decrease in our revenue from proprietary mining by 10%; (ii) an increase or decrease in our revenue from Cloud Hash Rate in general, as the price of Bitcoin is a key factor in determining the hash rate subscription fee, provided however, the precise impact is subject to other factors, such as the expected mining rewards at the time of subscription, contract terms, allocation of hash rate between classic and accelerator mode, and electricity price; and (iii) an increase or decrease in revenue from Cloud Hosting, provided that the overall impact is less linear as compared to in the case of proprietary mining. The impact on the revenue from sales of mining machines depends on market sentiments towards Bitcoin at the relevant point in time, in addition to the actual price of Bitcoin. A change in the market price of Bitcoin and/or other cryptocurrencies would not have had a material effect on our revenue from other sources.
In addition, Bitcoin and other cryptocurrencies accounted for 1.0% and 0.3% of our total assets as of December 31, 2021 and 2022, respectively. Since we dispose cryptocurrencies in a relatively short period of time, a 10% increase or decrease in the market price of Bitcoin and other cryptocurrencies as of December 31, 2020, December 31, 2021 and December 31, 2022, respectively, would not have had a material effect on our total assets at these dates.
Interest Rate Risk
Our interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings. Bank deposits, restricted cash and borrowings at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. Our management closely monitors the fluctuation of such rates periodically. If the interest rates had been higher or lower by 1% with all other variables including tax rate being held constant, the profit/(loss) before tax would have been higher or lower by US$0.5 million, US$3.5 million and US$2.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.
Investment Risk
We are exposed to investment risk from investment transactions such as investment in financial assets at fair value through profit or loss. These investments are not principal-guaranteed, and we may suffer material loss from such investments. We monitor our investments closely and limits our exposure to the investment risk by including in its operation strategy the requirements to perform due diligence on the prospective investees to evaluate the business soundness before making an investment, and communicate regularly with the investee, review management report and the latest financial statements, if any, to evaluate the stage of investment and whether any action should be taken regarding the investment.
Foreign Currency Risk
We are exposed to foreign currency risk as we conduct transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of our financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that we are not able to accurately forecast. Our management is closely monitoring our exposure to currency risk and seeks to minimize its exposure to such risk. We were not exposed to material foreign currency risk during the years ended December 31, 2020 and 2021 and 2022.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our credit risk currently arises mainly from cash deposited in the banks and cryptocurrencies deposited in custody.
To manage risk arising from cash, cash equivalents and restricted cash, we only transact with reputable financial institutions, which have no recent history of default. As such, we are not subject to material credit risk arising from cash, cash equivalents and restricted cash.
For the years ended December 31, 2020, 2021 and 2022, substantially all of our cryptocurrencies are stored in wallets held in the custody by Matrix Finance and Technologies Holding Company (“Matrixport Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, we evaluate the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. We have further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody and adopted the operating strategy of disposing of the cryptocurrency for fiat currency shortly after they are earned. We expect that there is no significant credit risk from non-performance by Matrixport Group.
However, Bitcoin and other blockchain-based cryptocurrencies have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of our cryptocurrencies and such a loss could have a material adverse effect on our financial condition and results of operations.
Liquidity Risk
Liquidity risk arises in situations where we have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. Our liquidity risk is minimal. We currently have sufficient reserve of cash. As of December 31, 2022, we recorded cash and cash equivalents of US$231.4 million and fiat currency investment of US$31.1 million in unlisted debt instruments, which is redeemable on demand. During the year ended December 31, 2022, our net cash used in operating activities was US$268.0 million. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this Report. We manage our liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of our long-term loans. We expect to continue our low-leverage strategy and plan to lower our liquidity risk by expanding our capital expenditure-light businesses such as Hash Rate Marketplace.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
None.
PART II
Not applicable.

PART III
ITEM 17.   FINANCIAL STATEMENTS
Not applicable.
ITEM 18.   FINANCIAL STATEMENTS
The audited consolidated financial statements of Bitdeer as of December 31, 2021 and for each of the two years in the period ended December 31, 2021, contained in the Form F-4 between pages F-49 and F-101 are incorporated herein by reference.
The audited consolidated financial statements of Bitdeer as of December 31, 2022 and for the year ended December 31, 2022 are filed as part of this Report beginning on page F-1.
The audited financial statements of BSGA as of December 31, 2021 and 2022, and for the year ended December 31, 2022 and for the period from February 23, 2021 (inception) through December 31, 2021 contained in the Form F-4 between pages F-2 and F-18 are incorporated herein by reference.
The unaudited pro forma condensed combined financial information of Bitdeer and BSGA are attached as Exhibit 15.1 to this Report.
ITEM 19.   EXHIBITS
EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION
1.1*	Amended and Restated Memorandum and Articles of Association of the Company, effective on April 13, 2023.
2.1
Specimen Ordinary Share Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.1
Amended and Restated Agreement and Plan of Merger, dated as of December 15, 2021, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.2
First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2022, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.2 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.3
Second Amendment to Amended and Restated Agreement and Plan of Merger, dated as of December 2, 2022, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.3 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.4
Third Amendment to Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2023, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.4 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.5
Voting and Support Agreement, dated as of December 15, 2021, by and among BSGA, Bitdeer and certain shareholder of Bitdeer (incorporated herein by reference to Exhibit 10.1 to BSGA’s Current Report on Form 8-K filed with the SEC on December 15, 2021)

4.6†*	Bitdeer Technologies Group Share Incentive Plan, effective on April 13, 2023.

EXHIBIT NUMBER	DESCRIPTION
4.7†
Form of Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.8†
Form of Indemnification Agreement between the Company’s and its executive officers (incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.9#
Lease Agreement, dated as of June 6, 2018, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.10#
First Amendment to the Lease Agreement, dated as of October 18, 2018, between Alcoa USA Corp. and Bitdeer Inc. (formerly known as Bitmain Inc.) (incorporated herein by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.11#
Second Amendment to the Lease Agreement, dated as of May 1, 2019, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.12#
Third Amendment to the Lease Agreement, dated as of May 1, 2019, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.13#
Fourth Amendment to the Lease Agreement, dated as of May 11, 2021, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.14#
Fifth Amendment to the Lease Agreement, dated as of August 30, 2021, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.15#
Sixth Amendment to the Lease Agreement, dated as of October 25, 2021, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.16*#	Seventh Amendment to the Lease Agreement, dated as of October 1, 2022, between SLR Property I, LP and Dory Creek, LLP.
4.17#
Land Lease Agreement, dated as of November 15, 2019, between Norway Hash Technologies AS and Troll Housing AS (incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.18#
Addendum No. 1 to the Land Lease Agreement, dated as of December 6, 2020, between Norway Hash Technologies AD and Troll Housing AS (incorporated herein by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.19#
Addendum No. 2 to the Land Lease Agreement, dated as of March 22, 2021, between Norway Hash Technologies AD and Troll Housing AS (incorporated herein by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.20#
Addendum No. 3 to the Land Lease Agreement, dated as of March 22, 2021, between Norway Hash Technologies AD and Troll Housing AS (incorporated herein by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

EXHIBIT NUMBER	DESCRIPTION
4.21#
Land Lease Agreement, dated as of April 8, 2021, between Norway Hash Technologies AS and Tydal Data Center AS (incorporated herein by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.22#
Commercial Purchase and Sale Agreement, dated as of February 26, 2018, between Bitmain Inc. and Kemet Foil Manufacturing LLC (FKA Cornell Dublilier, Foil, LLC) (incorporated herein by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.23#
Indenture, dated as of March 20, 2018, between Bitmain Inc. and Carpenter Creek, LLC (incorporated herein by reference to Exhibit 10.18 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.24#
Vacant Land Purchase and Sale Agreement, dated as of August 3, 2017, between Blackhawk Development Inc and Ant Creek, LLC (incorporated herein by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.25#
English translation of Custody Agreement, dated as of February 10, 2021, between Sharpening Technology Limited, Bitdeer Sales (USA) Inc, Carpenter Creek LLC and Matrix Guard Limited (incorporated herein by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.26#
Custody Agreement, dated as of February 10, 2021, between Bitdeer Technologies Limited, Straitdeer Pte. Ltd. and Matrix Trust Company (incorporated herein by reference to Exhibit 10.21 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

8.1
List of significant subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

11.1
Code of Business Conduct and Ethics of the Company (incorporated herein by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), field with the SEC on March 23, 2023).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Bitdeer and BSGA
15.2*	Consent of Marcum LLP

*
Filed herewith.

†
Indicates a management contract or any compensatory plan, contract or arrangement.

#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.
Bitdeer Technologies Group
April 19, 2023	By:	/s/ Jihan Wu
		Name:	Jihan Wu
		Title:	Director and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Bitdeer Technologies Holding Company
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Bitdeer Technologies Holding Company and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Restatement of the 2021 and 2020 Financial Statement
As discussed in Note 2(a) to the financial statements, the accompanying consolidated statements of operation and comprehensive income / (loss) and cash flows for the years ended December 31, 2021 and 2020 have been restated to correct certain misstatements.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2021.
Houston, Texas
April 19, 2023

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in tables are stated in thousands of U.S. Dollar)
	Note	December 31, 2021	December 31, 2022
ASSETS
Cash and cash equivalents	6	372,088	231,362
Cryptocurrencies	7	6,187	2,175
Trade receivables		8,238	18,304
Amounts due from a related party	20	1,500	397
Mining machines	10	46,469	27,703
Prepayments and other assets	8	34,637	59,576
Financial assets at fair value through profit or loss	9	1,250	60,959
Restricted cash	6	10,310	11,494
Right-of-use assets	13	58,941	60,082
Property, plant and equipment	11	102,617	138,636
Investment properties	12	—	35,542
Intangible assets		115	322
Deferred tax assets	19	4,622	4,857
TOTAL ASSETS		646,974	651,409
LIABILITIES
Trade payables		17,740	15,768
Other payables and accruals	15	17,258	22,176
Amounts due to a related party	20	19	316
Income tax payables		10,454	657
Deferred revenue		213,449	182,297
Borrowings	14	29,460	29,805
Lease liabilities	13	62,968	70,425
Deferred tax liabilities	19	7,547	11,626
TOTAL LIABILITIES		358,895	333,070
NET ASSETS		288,079	318,339
EQUITY
Share capital	18	1	1
Retained earnings	18	67,169	6,803
Reserves	18	220,909	311,535
TOTAL EQUITY		288,079	318,339
The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
(Amounts in tables are stated in thousands of U.S. Dollar, except for per share data)
		Years ended December 31,
	Note	2020 (Restated)	2021	2022
Revenue	2(a), 2(q)	186,387	394,661	333,342
Cost of revenue	2(a), 16(a)	(209,564)	(153,255)	(250,090)
Gross profit / (loss)		(23,177)	241,406	83,252
Selling expenses	16(a)	(5,567)	(8,448)	(11,683)
General and administrative expenses	16(a)	(20,268)	(89,735)	(93,453)
Research and development expenses	16(a)	(9,790)	(29,501)	(35,430)
Other operating income / (expenses)	16(b)	(2,045)	14,625	(3,628)
Other net gain / (loss)	16(c)	(2,560)	2,483	357
Profit / (loss) from operations		(63,407)	130,830	(60,585)
Finance income / (expenses)	16(d)	(380)	59	(4,181)
Profit / (loss) before taxation		(63,787)	130,889	(64,766)
Income tax benefit / (expenses)	19	7,961	(48,246)	4,400
Profit / (loss) for the year		(55,826)	82,643	(60,366)
Other comprehensive income / (loss)
Profit / (loss) for the year		(55,826)	82,643	(60,366)
Other comprehensive income / (loss) for the year
Item that may be reclassified to profit or loss
– Exchange differences on translation of financial statements		905	(195)	(22)
Other comprehensive income / (loss) for the year, net of tax		905	(195)	(22)
Total comprehensive income / (loss) for the year		(54,921)	82,448	(60,388)
Earnings / (loss) per share
Basic	21	(0.00)	0.01	(0.00)
Diluted	21	(0.00)	0.01	(0.00)
Weighted average number of shares outstanding (thousand shares)
Basic	21	12,662,126	12,662,126	12,662,126
Diluted	21	12,662,126	12,977,177	12,662,126
The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in tables are stated in thousands of U.S. Dollar)
	Note	Share Capital	Retained Earnings	Exchange Reserve	Other Reserve	Invested Capital	Total Equity
Balance at January 1, 2020		—	—	—	—	(61,618)	(61,618)
Loss for the year		—	—	—	—	(55,826)	(55,826)
Other comprehensive income		—	—	—	—	905	905
Capital contribution received from related party		—	—	—	—	420,000	420,000
Deemed distribution to related parties		—	—	—	—	(157,557)	(157,557)
Balance at December 31, 2020 and January 1, 2021		—	—	—	—	145,904	145,904
Profit for the year		—	67,169	—	—	15,474	82,643
Other comprehensive loss		—	—	(195)	—	—	(195)
Capital share allotment relating to the Reorganization		1	—	—	(1)	—	—
Share-based payments	17	—	—	—	88,355	—	88,355
Recognition of equity component of convertible debt	14	—	—	—	683	—	683
Deemed distribution to related parties		—	—	—	—	(29,311)	(29,311)
Reclassification of invested capital		—	—	—	132,067	(132,067)	—
Balance at December 31, 2021 and January 1, 2022		1	67,169	(195)	221,104	—	288,079
Loss for the year		—	(60,366)	—	—	—	(60,366)
Other comprehensive loss		—	—	(22)	—	—	(22)
Share-based payments	17	—	—	—	90,648	—	90,648
Balance at December 31, 2022		1	6,803	(217)	311,752	—	318,339
The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)
	Years ended December 31,
	2020 (Restated)	2021 (Restated)	2022
Cash flows from operating activities
Profit / (loss) for the year	(55,826)	82,643	(60,366)
Adjustments for:
Revenues recognized on acceptance of cryptocurrencies	(170,228)	(333,668)	(304,962)
Depreciation and amortization	112,037	63,055	66,424
Share-based payment expenses	—	88,355	90,648
Loss / (gain) on disposal of property, plant and equipment and intangible assets	(66)	(56)	(662)
Changes in fair value of financial assets at fair value through profit or loss	—	—	841
Net gain on disposal of financial assets at fair value through profit or loss	—	—	(213)
Loss on disposal of mining machines	2,984	36	497
Loss / (gain) on disposal of cryptocurrencies	(2,716)	(18,725)	3,131
Change in fair value of cryptocurrency lent	—	3,735	—
Impairment charges	4,236	2,567	—
Loss / (gain) on foreign currency transactions	(618)	226	2,881
Gain on extinguishment of debt	—	(880)	—
Gain on settlement of balance with Bitmain	—	(4,468)	—
Loss on disposal of subsidiaries	—	8	—
Interest income	(419)	(2,947)	(4,291)
Interest expense on bank loan	6	3	—
Interest accretion on lease liabilities	817	1,217	2,425
Interest expense on convertible debt	—	1,223	2,778
Gain on lease modification	(6)	(205)	—
Income tax expenses / (benefit)	(7,961)	48,246	(4,400)
Changes in:
Restricted cash	(2,622)	(2,971)	(1,184)
Trade receivables	—	(13,258)	(5,350)
Prepayments and other assets	(5,381)	(4,070)	(21,913)
Mining machines held for sale	17,440	5,957	1,002
Amounts due from a related party	—	(413)	337
Trade payables	512	12,508	(6,018)
Deferred revenue	(2,151)	6,782	(9,159)
Amount due to a related party	—	19	297
Other payables and accruals	1,670	12,667	1,299
Cash used in operating activities:	(108,292)	(52,414)	(245,958)
Interest paid on leases	(842)	(1,217)	(2,425)
Interest paid on convertible debt	—	(1,080)	(2,433)
Interest received	340	2,202	2,791
Income taxes paid	(382)	(19)	(20,012)
Income tax refunded	—	62	—
Net cash used in operating activities	(109,176)	(52,446)	(268,037)
The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)
	Years ended December 31,
	2020 (Restated)	2021 (Restated)	2022
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(19,851)	(62,882)	(63,200)
Purchase of mining machine	(124,033)	(26,611)	—
Purchase of financial assets at fair value through profit or loss	—	—	(61,550)
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	1,213
Purchase of cryptocurrencies	—	(60,045)	(285,990)
Loans to related parties	(161,000)	(32,166)	(322)
Repayments from related parties	194,353	21,698	1,087
Lending to a third party	—	—	(2,546)
Proceeds from disposal of property, plant and equipment and intangible assets	159	877	962
Proceeds from disposal of cryptocurrencies	173,063	568,553	560,988
Proceeds from disposal of mining machines	51	—	—
Disposal of subsidiaries, net of cash disposed of	—	(14,855)	9,881
Cash paid for asset acquisition, net of cash acquired	—	—	(26,730)
Net cash generated from investing activities	62,742	394,569	133,793
Cash flows from financing activities
Proceeds from bank loan	871	—	—
Capital element of lease rentals paid	(4,517)	(4,181)	(3,884)
Capital contribution received from related party	420,000	—	—
Deemed distribution to related parties	(394,772)	(10,943)	—
Repayments of borrowings from related parties	—	(29,302)	—
Proceeds from convertible debt	—	30,000	—
Borrowings from related parties	9,194	—	—
Net cash generated from / (used in) financing activities	30,776	(14,426)	(3,884)
Net (decrease) / increase in cash and cash equivalents	(15,658)	327,677	(138,128)
Cash and cash equivalents at January 1	59,826	44,753	372,088
Effect of movements in exchange rates on cash and cash equivalents held	585	(342)	(2,598)
Cash and cash equivalents at December 31	44,753	372,088	231,362

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.   ORGANIZATION
General information
Bitdeer Technologies Holding Company (the “Company” or “Bitdeer”) is a limited liability company incorporated in the Cayman Islands on November 18, 2020. The address of its registered office is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.
The Company does not conduct any substantive operations on its own but conducts its primary operations through its subsidiaries. The Company and its subsidiaries (together, the “Group”) are principally engaged in the following business activities:
•
Offering to its customers plan subscriptions, from which the customers receive computing service in quantity measured in hash rate and benefit from such service as a result of directing the computing service to mining pools and receiving cryptocurrency rewards (the “Cloud Hash Rate business”);

•
Using the Group’s mining machines to provide computing power to mining pools in exchange for cryptocurrencies rewards (the “Proprietary Mining business”); and

•
Providing dynamic hosting solutions in the Group’s mining datacenters (the “Hosting business”, together with Cloud Hash Rate business and Proprietary Mining business, the “Bitdeer Business”).

Reorganization
Separation from Bitmain
For the year ended December 31, 2020, and the period from January 1, 2021 to January 26, 2021, the Bitdeer Business and the mining pool business, including the ownership of and registration right to the domain name btc.com (the “BTC.com Pool Business” or “BTC”), were operated through a number of entities controlled by BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”). The Company was created to separate the Bitdeer Business and the BTC.com Pool Business following a corporate reorganization of Bitmain to effectuate the separation. The separation from Bitmain resulted in the transfer of certain assets, liabilities and contracts related to the Bitdeer Business and the BTC.com Pool Business at their historical book values from Bitmain to the Company on January 26, 2021, when Bitmain distributed by way of dividend in kind the shares of the Company to the then existing Bitmain shareholders and the Company and its subsidiaries began to operate on a stand-alone basis.
Separation of the BTC.com Pool Business
In February 2021, the Group established Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”) to separate the BTC.com Pool Business following a corporate reorganization of the Group to effectuate the separation. The separation was consummated on April 15, 2021, when the Group distributed by way of dividend in kind the shares of Blockchain Alliance to the then existing shareholders of the Group.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.   Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated historical financial statements comprise the following financial information:
•
the combined results of operations of the Bitdeer Business during the year ended December 31, 2020, and the period from January 1, 2021 to April 15, 2021 (the “Carve-out Period”), which have been prepared on a carve-out basis; and

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•
the consolidated financial position of the Group as of December 31, 2021 and 2022 and the consolidated results of operations of the Group for the period from April 16, 2021 to December 31, 2021 and for the year ended December 31, 2022, which have been prepared on a consolidated basis (together, the “consolidated financial statements”).

Preparing combined financial statements of Bitdeer Business on a carve-out basis
Pursuant to the Reorganization discussed in Note 1, the Group prepared the combined financial statements to capture the stand-alone Bitdeer Business, which has historically operated as part of Bitmain. The Group also excluded the assets, liabilities, operation results and cash flows of BTC.com Pool Business from its combined financial statements as a result of the Reorganization. The combined financial statements have not historically been prepared for the Bitdeer business.
In preparing the combined historical financial information, certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term “combined financial statements” is used when referring to financial information prepared by aggregating financial statements of separate entities or components of groups that fail to meet the definition of a “group” under IFRS 10 Consolidated financial statements. A key assumption underlying the preparation of combined financial statements is that there is a binding element for the economic activities throughout the period presented. The combined financial statements of the Group have been prepared by aggregating the financial information of the Bitdeer Business that was bound together by common control but was not a legal group. Intra-group transactions and the balances and unrealized gains or losses have been eliminated in the preparation of the combined financial statements.
The combined financial statements of the Bitdeer Business are derived from the historical accounting records of Bitmain on the following basis:
(i)
The combined statements of operations and comprehensive income / (loss) of the Bitdeer Business include all revenues and costs directly attributable to the Bitdeer Business. These include certain common operating and administrative expenses incurred by the Bitdeer Business in conjunction with other business operations of Bitmain and BTC, including financial, human resources, office administration and other support functions. These costs have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount, or other reasonable methods of allocation. Income tax expense was estimated based on the statutory tax rate, adjusted as appropriate for the effects of known non-taxable and non-deductible items reported in the combined statements of operations and comprehensive income / (loss) as described above. However, the combined financial statements of the Bitdeer Business may not reflect the actual costs that would have been incurred and may not be indicative of the Bitdeer Business’s combined results of operations, financial position, and cash flows had it been operating on a separate, stand-alone basis during the periods presented.

(ii)
The Bitdeer Business did not comprise a separate legal entity or group of entities during the Carve-out Period. Therefore, it is not meaningful to present share capital or an analysis of reserves. The Group’s equity balance represented the excess or deficits of total assets over total liabilities and was presented as invested capital in the consolidated statements of financial position. Transactions between the Bitdeer Business, Bitmain and BTC during the Carve-out Period were accounted for as related party transactions. Changes in net assets attributed to the Group are presented separately in the consolidated statement of changes in invested capital and equity through the line item “deemed contribution from / (distribution to) related parties”. Equity transactions reflecting the internal financing between Bitdeer Business, Bitmain and BTC are included in the financing activities, presented as deemed contribution from / (distribution to) related parties, in the consolidated statements of cash flows.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Consolidation
Subsequent to the Carve-out Period, the Group’s financial information is prepared on a consolidated basis, for which the consolidation policies are described below.
Subsidiaries are all entities over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Restatement of prior years’ financial statements
Presentation on the sale of mining machines
During 2021, the Group identified an error in presenting the revenue from the sale of the mining machine as the difference between the selling price and the remaining net book value of the associated mining machine under IAS 16 Property, plant and equipment. As the sale of mining machines represents contracts with customers in the Group’s ordinary course of business, the transactions should have been accounted for under IFRS 15 Revenue from contracts with customers. Revenue from the sale of mining machines should have been recognized at the amount of promised consideration to which the Group is expected to be entitled, and the cost of revenue should have been recognized at the net book value of the mining machines sold. See Note 2(q) for a detailed discussion on the revenue recognition policy associated with the sale of mining machines. The previously reported combined financial statements for the year ended December 31, 2020 are restated to correct the above error.
Cash flow presentation on the disposal of cryptocurrencies earned from revenue arrangements
The Group restated the presentation of disposal of cryptocurrencies earned from revenue arrangements from operating activities to investing activities for the year ended December 31, 2021 as IAS 7 has indicated receipts from sales of intangible assets and debt investments are expected to be classified as investing activities. See Note 2(h) for the accounting policy related to the disposal of cryptocurrencies. The previously reported combined statements of cash flows for the year ended December 31, 2020 have been presented consistently with the current period’s presentation.
The effects of the above adjustments on the consolidated statements of operations and comprehensive income / (loss) for the year ended December 31, 2020 and the consolidated statements of cash flows for the years ended December 31, 2020 and 2021 are presented below. These adjustments did not have any impact on the net loss or the consolidated statement of financial position for the periods presented.
Restated consolidated statements of operations and comprehensive income / (loss)
	2020	2020	2020
In thousands of USD	As previously reported	Effect of adjustment – sale of mining machines	As restated
Revenue	168,850	17,537	186,387
Cost of revenue	(192,027)	(17,537)	(209,564)

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated consolidated statements of cash flows
	2020	2020	2020
In thousands of USD	As previously reported	Effect of adjustment – sale of mining machines	As restated
Cash flows from operating activities	(124,395)	15,219	(109,176)
Cash flows from investing activities	77,961	(15,219)	62,742
	2021	2021	2021
In thousands of USD	As previously reported	Effect of adjustment – disposal of cryptocurrencies	As restated
Cash flows from operating activities	454,656	(507,122)	(52,466)
Cash flows from investing activities	(112,553)	507,122	394,569
Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position.
b.   Basis of accounting
The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.
The consolidated statements of cash flows are prepared using the indirect method and present the changes in cash from operating, investing, and financing activities.
The consolidated financial statements provide comparative information in respect of the previous period.
c.   Foreign currency translation
Functional and presentation currency
Items included in the consolidated financial statements of each of the Group’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The Group presents its consolidated financial statements in United States Dollars (“USD”, “US$”, or “$”).
Transactions and balances
Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets or liabilities.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Foreign currency translation
The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that balance sheet,

•
income and expenses for each consolidated statement of operations and comprehensive income / (loss) are translated at average exchange rates, and

•
all resulting exchange differences are recognized in invested capital and reserves.

d.
Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments made by management in the application of IFRSs that have significant effects on the financial statements and major sources of estimation uncertainty are discussed in Note 3.
e.
Related parties

A party is considered to be related to the Group if:
(a)
the party is a person or a close member of that person’s family and that person

i)
has control or joint control over the Group;

ii)
has significant influence over the Group; or

iii)
is a member of the key management personnel of the Group or a parent of the Group;

(b)
the party is an entity where any of the following conditions applies:

i)
the entity and the Group are members of the same Group;

ii)
one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

iii)
the entity and the Group are joint ventures of the same third party;

iv)
one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

v)
the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

vi)
the entity is controlled or jointly controlled by a person identified in (a);

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
vii)
a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

viii)
the entity, or any member of the Group of which it is a part, provides key management personnel services to the Group or the parent of the Group.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.
Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.
f.
Cash, cash equivalents and restricted cash

Cash and cash equivalents comprise cash in banks and on hand and short-term, highly liquid investments that are readily convertible into known amounts of cash which are subject to an insignificant risk of changes in value and are within three months of maturity at acquisition. Cash and cash equivalents are assessed for expected credit losses. See further discussion regarding expected credit loss in Note 2(u).
The Group is required to hold a defined amount of cash as security under the terms of standby letters of credits arrangement. See further discussion in Note 6.
g.
Trade receivables

Trade receivables are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables are stated at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. See further discussion regarding expected credit loss in Note 2(u).
h.
Cryptocurrencies

Cryptocurrencies include USD Coin (“USDC”) and cryptocurrencies other than USDC held in the Group’s cryptocurrency wallets.
USDC
USDC is accounted for as a financial instrument as one USDC can be redeemed for one U.S. dollar on demand from the issuer. USDC, classified as a debt investment, is measured at fair value through profit or loss.
Cryptocurrencies other than USDC
Cryptocurrencies other than USDC are, by their nature, identifiable non-monetary assets that lack physical substance. Future economic benefits attributable to these cryptocurrencies are expected to flow to the Group because these cryptocurrencies can be exchanged for fiat currencies. Furthermore, the cost of the Group’s cryptocurrencies other than USDC can be measured using the quoted price of such cryptocurrencies at the time the fair value is being measured.
The Group accounts for the cryptocurrencies other than USDC as intangible assets with indefinite useful lives in its consolidated statements of financial position because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group further adopts the cost model to account for cryptocurrencies other than USDC and reviews their useful life and impairment at each reporting date in accordance with IAS 38 Intangible Assets. The Group accounts for cryptocurrencies other than USDC at cost, instead of revaluing these cryptocurrencies at their fair value on each accounting reference date, because the latter model is subject to inherent and substantial volatility in the value of these cryptocurrencies from time to time. In addition, the Group believes that the cost model better reflects the Group’s business model, as the Group is not engaged in the cryptocurrency trading business.
Gains or losses arising from the disposal of cryptocurrencies other than USDC are determined as the difference between the net disposal proceeds and the carrying amount of the assets. The Group recognizes realized gains or losses on the date of the disposal using the first-in-first-out method of accounting.
Cryptocurrency lending arrangements
The Group enters into arrangements with counterparties to lend cryptocurrencies on an unsecured basis. No collateral is held for the cryptocurrencies lent. Upon lending, the Group derecognizes the cryptocurrencies lent and concurrently recognizes cryptocurrency receivables which are measured at the fair value of the cryptocurrencies lent based on their respective quoted prices initially and subsequently on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the cryptocurrency receivables, if applicable, and the change in fair value of the cryptocurrencies lent, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). See further discussion regarding credit losses from cryptocurrency receivables in Note 2(u). Also refer to Note 20 for more information.
Cryptocurrency-denoted wealth management products
The Group purchased two types of wealth management products during the year ended December 31, 2022.
Wealth management product type A
The Group enters into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent units of interest in the underlying cryptocurrency trading account and the value of the units is based on the performance of the trading account managed by the Matrixport Group. The Group derecognizes the cryptocurrencies paid and concurrently recognizes a cryptocurrency receivable which gives rise to a variable return linked to the performance of the underlying trading account. The receivable contains an embedded derivative which is accounted for separately as an asset or liability based on the change in the fair value of the trading account. The cryptocurrency receivable is measured at the fair value of the cryptocurrencies invested based on their respective quoted prices on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the cryptocurrency receivables, if applicable, and the change in fair value of the cryptocurrencies invested, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss).
Wealth management product type B
The Group enters into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent variable-interest cryptocurrency deposit at Matrixport Group. The deposit is not protected by any deposit insurance scheme and non-secured, and the Group may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Group receives the same type of cryptocurrency in the

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
same quantity in principle plus additional interest returns. The deposit can be withdrawn on demand and is generally delivered to the Group within 72 hours. The nature of the wealth management product type B is, in essence, a cryptocurrency lending arrangement. Refer to the discussion on the accounting of cryptocurrency lending arrangements above.
See further discussion regarding credit losses from cryptocurrency receivables in Note 2(u). Also refer to Note 20 for more information.
The Group presents the revenue recognized on the acceptance of cryptocurrencies, which is a non-cash item, as an adjustment to remove the non-cash item for the cash flows from operating activities and the disposals of cryptocurrencies received in revenue arrangements are presented as cash flows from investing activities in the consolidated statements of cash flows. The purchases and disposals of cryptocurrencies associated with investment or lending transactions are presented as investing activities in the consolidated statements of cash flows.
i.
Prepaid expenses and other assets

Prepaid expenses represent prepayments made for operational purposes, such as prepaid utility fees and insurance expenses. Prepaid expenses are amortized over their future beneficial periods using the straight-line method or at a point in time upon the Group’s receipt of the underlying goods or service.
Other assets generally consisted of deposits paid to various service providers, such as lessors and electricity vendors.
j.
Intangible assets

Intangible assets acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses.
Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful life, which is the period over which an asset is expected to be available for use. The estimates and associated assumptions of useful life determined by the Group are based on technical or commercial obsolescence, legal or contractual limits on the use of the asset, and other relevant factors. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:
• Software	3 years
Both the period and method of amortization are reviewed annually.
Intangible assets are not amortized while their useful lives are assessed to be indefinite. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.
k.
Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and impairment losses, if any.
Property, plant and equipment are recorded at purchase cost. Direct labor and other directly attributable costs incurred to construct new assets and upgrade existing assets are capitalized. Repairs and maintenance expenditures are recognized in the consolidated statements of operations and comprehensive income / (loss) as incurred. Significant renewals and betterments are capitalized.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:
• Buildings	20 years
• Land	Unlimited
• Machinery	3 – 10 years
• Electronic equipment	3 – 7 years
• Leasehold improvements	3 years
Land acquired by the Group has an unlimited useful life and therefore is not depreciated.
The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate.
When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gains or losses on the disposal or sale of the assets are recognized in the consolidated statements of operations and comprehensive income / (loss).
An asset under construction is stated at cost until the construction is completed, at which time it is reclassified to the property, plant and equipment account to which it relates. During the construction period until the asset is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest expense, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing costs ceases when the construction is completed, and the asset is ready for its intended use or sale.
l.
Investment properties

Investment properties are properties owned or leased to earn rental income or for capital appreciation. Investment properties include right-of-use assets relating to properties that meet the definition of investment properties.
Investment properties other than the ones acquired through leases are measured, under the cost model, initially at cost, including transaction costs and subsequently at cost less accumulated depreciation and impairment loss.
Investment properties acquired through leases are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made on or before the commencement date, plus initial direct costs incurred and an estimate of costs needed to restore the underlying assets, less any lease incentives received. These investment properties are subsequently measured at cost less accumulated depreciation and accumulated impairment loss and adjusted for any remeasurement of the lease liabilities.
Depreciation begins when the investment property is available for use and is calculated using a straight-line method to allocate the depreciable amounts over the estimated useful lives as follows:
• Buildings	15 years
• Leasehold land	15 years
• Machinery, fixtures as part of the buildings	3 – 8 years
The residual values, useful lives and depreciation method of investment properties are reviewed at least at each financial year-end and adjusted, if appropriate.
An investment property is derecognized when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
disposal. Any gains or losses on the disposal or retirement of an investment property are recognized in the consolidated statement of operations and comprehensive income / (loss) in the year of disposal or retirement. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.
m.
Mining machines

Mining machines refer to the electronic equipment designed for the sole purpose of completing complex mathematical functions to verify transactions on the blockchain. Mining machines are stated at cost less accumulated depreciation and impairment losses, if any. The Group estimated the useful lives of the mining machines to be one to two years. This estimate is primarily based on the historical measures of (i) the period when each mining machine is able to deliver expected performance and (ii) the frequency of technological advancement, which leads to a new generation of mining machines. The Group also estimates the residual value of the mining machines at the expected time of disposal, taking into consideration factors such as make and model. Depreciation is recorded on a straight-line basis over the estimated useful lives. The depreciation method, useful life and residual value of the mining machines are reviewed at least at each financial year-end and adjusted, if appropriate.
The Group routinely sells used mining machines to customers. The net carrying values of the associated mining machines were reclassified as inventories when the Group identified such mining machines for sale and were recognized as cost of revenue on the consolidated statements of operations and comprehensive income / (loss) upon the sale. See Note 2(q).
When mining machines are retired, their costs and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gains or losses on the disposal of the assets are recognized in the consolidated statements of operations and comprehensive income / (loss).
n.
Leases

As a lessee
The Group accounts for leases under IFRS 16 Leases. At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
At inception or on a reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.
At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group, are primarily vehicles. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.
Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments linked to the use of an underlying asset are excluded from the measurement of lease liabilities.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses, if any. Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the unexpired term of the lease. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment.
Provisions for the costs to restore leased assets to their original condition, as required by the terms and conditions of the lease, are recognized when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the Group’s best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
Whenever the Group incurs an obligation for costs to restore a leased asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
As a lessor
At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statement of operations and comprehensive income / (loss).
o.
Trade payables and other payables and accruals

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Other payables and accruals primarily represent obligations to pay staff costs, surtaxes and value-added tax, and other operating service providers.
Trade payables and other payables and accruals are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
p.
Share-based payments

Employees (including senior executives and members of the board of directors) and certain service providers of the Company receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments (“equity-settled transactions”).
The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the equity-settled transactions (the

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity-settled transactions that will ultimately vest which includes assumptions on the number of equity-settled transactions to be forfeited due to the grantees’ failing to fulfill the service condition, and forfeitures following the non-completion of performance conditions.
q.
Revenue recognition

The Group’s revenues are derived principally from the cloud hash rate arrangements, the proprietary mining arrangements, the cloud hosting arrangements, the sales of mining machines, the general hosting arrangements and the membership hosting arrangements.
Revenue is recognized when control over goods or services is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of trade discount, if any.
Revenue is recognized applying the following five steps:
i)
Identify the contract with a customer;

ii)
Identify the performance obligations in the contract;

iii)
Determine the transaction price;

iv)
Allocate the transaction price to the performance obligations in the contract; and

v)
Recognize revenue when (or as) the Group satisfies a performance obligation.

For arrangements priced at fiat currency, the Group recognizes revenue based on the contract price. For arrangement priced at cryptocurrency, the Group recognizes revenue based on the spot price of the cryptocurrency to fiat currency on the date when it is earned.
When another party is involved in providing services to a customer, the Group is the principal if it controls the specified services before those services are transferred to the customer.
The primary sources of Group’s revenues are recognized as follows:
Cloud Hash Rate
The Group enters into Cloud Hash Rate arrangements with its customers by offering hash rate subscription plans to provide computing power in a specified quantity, measured by computing power per second, or hash rate, derived from the mining machines held by the Group, for a specified period of time. The customer also needs to pay for electricity subscriptions, which are billed separately, to maintain the mining machines that produce the subscribed hash rate over the contract period. The Group connects such computing power to a customer-designated mining pool under the instructions of the customer to simplify the customer’s mining experiences. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets.
The Group offers a number of different hash rate subscription plans by plan duration and type of cryptocurrency to be mined. The Group offers electricity subscriptions in short durations and a customer needs to purchase electricity subscriptions multiple times to cover the duration of the hash rate subscription plan. The price of the electricity subscription is fixed at the commencement of each electricity subscription period but subject to adjustment from period to period. Both cryptocurrency and fiat currency are accepted as payments under the Cloud Hash Rate

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
arrangements. Furthermore, the hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, the Group is entitled to additional consideration once the customer’s cost is recovered.
The Group offers two promises under the Cloud Hash Rate arrangement. One is to provide a specified quantity of computing power during a period of time and the other is to provide maintenance services for computing power generation for a period of time. The two promises are highly interrelated and are not separately identifiable because the customers expect to receive the computing power as a combined output from the hash rate subscription plan and the electricity subscription plan. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.
The transaction price of the performance obligation includes the subscription prices for the hash rate subscription plans and the electricity subscription plans. As the price for the electricity subscription plans may change each electricity subscription period, the Group allocates the variable consideration to each electricity subscription period.
The control of the computing power has been transferred to the customers simultaneously as the customers consume the benefits from the computing power. The revenue is recognized over time where the consideration related to the hash rate subscription is recognized evenly over the contract term and the electricity subscription is allocated to and recognized evenly over each electricity subscription period.
For plans under the accelerator mode, besides the aforementioned subscription prices, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the subscribed computing power and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. The Group includes such additional consideration in the transaction price and recognizes the revenue when the Group can reasonably calculate the amount and determine it is probable a significant reversal will not occur.
Proprietary Mining
The Group enters into contracts with mining pool operators to provide computing power generated from the Group’s own mining machines to the mining pools. The contracts with mining pool operators are terminable at any time by either party. In exchange for providing computing power to the mining pool, the Group is entitled to cryptocurrency rewards from the mining pool operators, which is a variable consideration calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the arrangement. The variable consideration is constrained until the Group can reasonably estimate the amount of mining rewards by the end of a given day based on the actual amount of computing power provided to the mining pool operators. By then, the Group considers it is highly probable that a significant reversal in the amount of revenues will not occur and includes such variable consideration in the transaction price. Providing computing power is an output of the Group’s ordinary activities and the only performance obligation in the Group’s contracts with mining pool operators. The Group recognizes the revenue when the variable consideration is no longer constrained and the performance obligation of providing computing power has been satisfied. Although the cryptocurrency rewards the mining pool operators receive from the blockchain networks include both the block rewards and the transaction verification fees, the transaction price the Group receives is an aggregate amount and primarily includes the block rewards. As a result, the Group does not present disaggregated revenue information on block rewards and transaction verification fees.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cloud Hosting
The Group provides its customers, through subscription of Cloud Hosting orders, one-stop mining machines hosting solution which integrates the provision of computing power generated from specified second-hand mining machines and the provision of maintenance service, primarily including electricity supply and daily maintenance and repair care. The Group charges the customer an upfront fixed amount at the commencement of the Cloud Hosting arrangement for the customer to secure the procurement of the computing power from the specified mining machines, as well as the variable fees for the provision of maintenance service based on the consumption of resources such as electricity throughout the duration of the service. The Group historically only accepts cryptocurrency as payments for services under the Cloud Hosting arrangement.
The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, the Group is entitled to additional consideration once a customer’s cost is recovered.
Two promises are offered under the Cloud Hosting arrangements. One is to provide the computing power generated from the specified mining machines and the other is to perform maintenance services over the life of the mining machines. The two promises are not separately identifiable because the customer expects to receive a steady operation of the mining machines specified in the Cloud Hosting order, which is a combined output of the provision of computing power from the specified mining machines and the provision of maintenance service of the specified mining machines. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.
The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hosting order and periodical maintenance fees. The periodical maintenance fee is variable in each maintenance period based on the electricity consumption. The Group allocates the variable consideration to each distinct maintenance service period.
The revenue is recognized over time where the fixed upfront fee is recognized evenly over the contract term and the periodical maintenance fee is recognized over each respective service period. The contract term approximates to the life of the specified mining machines and is estimated to be two years. The estimated life of these mining machines is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining machines is different from the previous estimate.
For plans under the accelerator mode, besides the aforementioned fees, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining machines and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. The Group includes such additional consideration in the transaction price and recognizes revenues when the Group can reasonably calculate the amount and determine it is probable a significant reversal will not occur. For all the periods presented, no revenue was generated from the additional consideration from Cloud Hosting arrangements offered under the accelerator mode.
Sale of Mining Machines
The Group recognizes revenue from sales of mining machines to customers at the point in time when control of the mining machines is transferred to the customer, which generally occurs upon shipment of the mining machines as defined in the revenue contract. Sale of mining machine is the sole performance obligation in this type of arrangement. The Group accepts both cryptocurrency and fiat currency as payments for sales of mining machines.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
General Hosting
The Group provides general hosting services, which is a combined service package including custody and hosting of the customers’ mining machines, electricity and network maintenance and other services, that enable customers to run blockchain computing operations. The customer is only able to benefit from the hosting service as a package and the Group has a single performance obligation. The hosting service fee is charged to the customer monthly as a single fee based on the customer’s consumption of resources, such as the amount of electricity used in a period. Revenue from the general hosting service is recognized across each service cycle. The Group accepts both cryptocurrency and fiat currency as payments for the hosting services.
Membership Hosting
The Group offers its large-scale miner customers membership hosting services by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.
Pursuant to the membership program agreement, a customer subscribing the program is entitled to the program benefit of receiving mining machine management services, as described below, within a predetermined capacity measured by energy consumption (i.e., Kilowatts, or KW) (the “designated capacity”). The Group provides such designated capacity in a leased mining datacenter and the program subscription period starts from the time when the designated capacity is made available to the customer and ends when the Group no longer operates the mining datacenter. In addition, the Group also agrees to provide other program benefits, if available, to the customer, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for the Group’s services, such as mining machine management services, than the prevailing price in the local market. The Group charges an upfront fee for the program benefits subscribed.
Pursuant to the management services agreement, the Group provides management services for the customer’s mining machines up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, the Group promises to deliver a package of services to provide an infrastructure for the mining machines, such as a premise for the custody of mining machines, and network and utility to support the operation of the mining machines. Unlike the general hosting service where the Group includes in its service package to host or operate the customer’s mining machines under the customer’s instructions so that the mining machines keep running and remain connected to the customer designated mining pools (the “mining machine operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining machine operation service or choose to operate the mining machines using the customer’s own resource. The Group charges additional fee, at its stand-alone selling price, for the subscription of the Group’s mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.
The Group’s promise associated with the membership program agreement is to stand ready to provide services, and the Group’s promise associated with the management services agreement is to provide an infrastructure for the mining machines through the set of services provided under the management services agreement. The two promises are not separately identifiable because the customer expects to receive mining machines management services for the mining machines up to the designated capacity, which is a combined output of the program benefit and management services provided by the Group as a package. The two promises provide a series of distinct services that have the same pattern of transfer to the customer over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time. Revenue associated with the upfront

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
fee for the program benefits is recognized over the program subscription period and revenue associated with the management services is recognized over each distinct service period. The promise to provide the mining machine operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. The Group accepts both cryptocurrency and fiat currency as payments for the membership hosting arrangements. The contract term approximates the lease term of the mining datacenter and is estimated to be 13 years. The estimated lease term is adjusted when there is an indication that the Group is reasonably certain to renew or terminate the lease.
Details of revenues for each category are as follows:
	Years ended December 31,
In thousands of USD	2020 (Restated)	2021	2022
Proprietary mining	88,493	191,693	62,359
Cloud hash rate
Hash rate subscription	31,389	53,952	77,862
Electricity subscription	45,242	35,113	39,525
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	1,657	35,140	3,954
Sales of mining machines	15,844	45,693	705
Cloud hosting arrangements(2)	2,929	7,568	12,723
General hosting	—	18,312	99,251
Membership hosting	—	—	26,056
Others(1)	833	7,190	10,907
Total revenues	186,387	394,661	333,342

(1)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, and the sale of mining machine peripherals.

(2)
The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the years ended December 31, 2020, 2021 and 2022.

For the years ended December 31, 2020, 2021 and 2022, the revenue generated from Bitmain under the brand of AntPool representing 24.44%, 0.72% and 0.24% of total revenue respectively; the revenue generated from BTC representing 22.81%, 44.68% and 14.94% of total revenue respectively; and the revenue generated from one customer representing nil, 1.53% and 20.07% of total revenue respectively. The Group did not have any other customer that accounts for 10% or more of total revenue in the years ended December 31, 2020, 2021 and 2022.
Contract assets and liabilities
A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of December 31, 2021 and 2022, the Group did not have any contract assets.
A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2022, the Group had contract liabilities, presented as deferred revenue on the consolidated statements of financial position, of approximately US$213.4 million and US$182.3 million. Approximately US$10.3 million, US$11.1 million and US$102.3 million, included in the deferred revenue balance at January 1, 2020, 2021 and 2022, respectively, was recognized as revenue during the years ended December 31, 2020, 2021 and 2022.
r.
Cost of revenue

Cost of revenue consists primarily of electricity expenses incurred for operating the Group’s mining machines in its revenue-generating activities, depreciation expense from the mining machines and datacenters hosting those mining machines, costs of mining machines sold to customers, and compensation expenses incurred by mining datacenter personnel.
s.
Taxes

Income tax
Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of operations and comprehensive income / (loss), except to the extent that the income tax relates to items recognized in comprehensive income / (loss) or directly in equity, in which case the relevant amounts of tax are recognized in comprehensive income / (loss) or directly in equity, respectively.
Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in the tax reporting process with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.
Apart from the temporary differences arising from goodwill not deductible for tax purposes, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.
Deferred taxes on transactions which are recognized outside profit or loss are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in comprehensive income / (loss) or recognized directly in equity.
Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.
Uncertainty over income tax treatments
The Group determines the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax by considering the assumptions used in the examination of tax treatments by the tax authorities, the probability that the tax authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.
If the acceptance of tax treatment is probable, the measurement is in line with income tax fillings. If the acceptance of tax treatment is not probable, the Group uses tax amounts using the method that provides a better prediction of resolution (i.e., most likely amount or expected value). Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from current estimates. Any such differences will be reflected as adjustments to income tax expenses in the periods in which they are determined.
t.
Financial instruments

Financial assets
The Group classifies its financial assets in the following measurement categories:
•
those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•
those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual cash flow characteristics.
Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.
At initial recognition, the Group measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Debt instruments
Initial recognition and subsequent measurement of debt instruments depend on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset, and the Group reclassifies debt investments only when its business model for managing those assets changes. There are three categories into which the Group classifies its debt instruments:
•
Amortized cost:   Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are classified as and measured at amortized cost. A gain or loss on a debt investment measured at amortized cost which is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•
Fair value through other comprehensive income:   Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are classified as and measured at fair value through other comprehensive income. Movements in the carrying amount of these financial assets are taken through other comprehensive income, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

•
Fair value through profit or loss:   Financial assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are classified as and measured at fair value through profit or loss. A gain or loss on a debt investment measured at fair value through profit or loss which is not part of a hedging relationship is recognized in profit or loss for the period in which it arises.

Equity instruments
The Group subsequently measures all equity investments at fair value through profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.
•
Changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss as applicable.

Financial liabilities
The Group’s financial liabilities are classified and measured at amortized cost using the effective interest method.
Financial liabilities are derecognized when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Convertible debt
As disclosed in Note 14, in 2021, the Group issued a convertible debt that can be converted into ordinary shares of the Group at the option of the holder. The number of shares to be issued is fixed and does not vary with changes in fair value. The Group accounts for the components of this compound financial instrument separately as a financial liability and an equity instrument. The liability component of the convertible debt is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the convertible debt as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debt is measured at amortized cost using the effective interest method. The equity component is not remeasured.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Interest related to financial liabilities is recognized in profit or loss. Upon conversion, the financial liability is reclassified to equity and no gain or loss will be recognized.
u.
Credit losses and impairment of assets

(i)
Credit losses from financial instruments at amortized cost

The Group recognizes a loss allowance for expected credit losses (“ECL”) on financial assets, such as cash and cash equivalents, restricted cash and trade receivable, which are measured at amortized cost;
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:
•
fixed-rate financial assets, trade and other receivables:   effective interest rate determined at initial recognition or an approximation thereof;

•
variable-rate financial assets:   current effective interest rate.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.
ECLs are measured on either of the following bases:
•
12-month ECLs:   these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•
lifetime ECLs:   these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECL on this type of financial asset is estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.
For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in the credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.
Significant increases in credit risk
In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full and without recourse. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
•
failure to make payments of principal or interest on their contractually due dates;

•
an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•
an actual or expected significant deterioration in the operating results of the debtor; and

•
existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past-due status and credit risk ratings.
ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss.
The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Impairment and write-off policy
At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable events:
•
significant financial difficulties of the debtor;

•
a breach of contract, such as a default or delinquency in interest or principal payments;

•
is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

•
significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•
the disappearance of an active market for a security because of financial difficulties of the issuer.

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.
(ii)
Credit losses from cryptocurrency receivables

The Group recognizes an allowance for cryptocurrency receivables using the general expected credit losses model in manner a similar to the model and consideration used for assessing credit losses from financial instruments discussed above. Under this model, the Group calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
between the quantity of cryptocurrency due to the Group in accordance with the contract and the quantity of cryptocurrency that the Group expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.
The Group considers both internal and external, and quantitative and qualitative factors when estimating ECL for cryptocurrency receivables such as the creditworthiness of the counterparty, the result of the historical transactions with the counterparty, the business practice of the counterparty, regulatory development relating to the industry, liquidity of the underlying cryptocurrency, and the trend of the general economy.
The Group recognizes an impairment gain or loss for expected credit losses from cryptocurrency receivables with a corresponding adjustment to their carrying amount through a loss allowance account. Subsequent recoveries of cryptocurrency receivables previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.
As of December 31, 2021 and 2022, the balance of cryptocurrency receivables was nil and no cryptocurrency receivable was past due. No allowance, write-offs or recoveries were recognized against the cryptocurrency receivables for the years ended December 31, 2020, 2021 and 2022.
(iii)
Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:
•
property, plant and equipment;

•
lease right-of-use assets;

•
investment properties;

•
intangible assets; and

•
cryptocurrencies other than USDC.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for cryptocurrencies other than USDC, the recoverable amount is estimated at each reporting date whether or not there is any indication of impairment.
•
Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash-generating unit).
The recoverable amount of cryptocurrencies other than USDC is based on the fair value less costs of disposal. The fair value of these cryptocurrencies is measured using the quoted price of these cryptocurrencies at the time the fair value is being measured.
•
Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill (if any) allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).
•
Reversals of impairment losses

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.
A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.
v.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.
w.
Segment information

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performances.
An operating segment is a component of an entity:
•
that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to the transactions with other components of the same entity);

•
whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance; and

•
for which discrete financial information is available.

The chief operating decision maker makes resource allocation decisions based on internal management functions and assesses the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.
Disaggregated revenue data by geographical region in terms of the customer’s location within the operating segment is as follows:
	Years ended December 31,
In thousands of USD	2020 (Restated)	2021	2022
Singapore	90,808	79,537	27,591
Asia, excluding Singapore	57,146	211,805	136,901
North America	24,063	75,559	141,174
Europe	7,755	15,487	19,075

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	Years ended December 31,
In thousands of USD	2020 (Restated)	2021	2022
Others	6,615	12,273	8,601
Total	186,387	394,661	333,342

Selected assets of mining machines, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:
	At December 31,
	2021	2022
Singapore	7,481	46,306
North America	181,864	170,439
Europe	18,797	45,540
Total	208,142	262,285

x.
Earnings per share

Basic earnings per share is computed by dividing the income attributable to equity shareholders of the Group by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is computed by dividing the income attributable to equity shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, after adjusting for the effects of the dilutive potential ordinary shares.
When calculating basic loss per share for the years ended December 31, 2020, the denominator for the period prior to the Reorganization included the number of shares issued in the Reorganization, as if the Reorganization occurred prior to or as of January 1, 2020.
y.
Asset acquisition

Asset acquisitions are acquisitions that do not qualify as business combinations under IFRS 3. IFRS 3 allows the use of an optional concentration test to determine if an acquisition is a business combination or an asset acquisition. Under the optional concentration test, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the test is met, and the integrated asset of assets and activities acquired is not a business.
Assets acquired in an asset acquisition are initially recognized, at the date of acquisition, at cost. Costs directly attributable to the acquisition of such assets are included in the initial carrying amount.
z.
Initial application of new or amended standards during the reporting periods

As from January 1, 2022, the Group adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on the Group’s financial statements:
Standard/Interpretation	Application Date of Standard	Application Date for the Group
Amendments to IFRS 1, Subsidiary as a First-time Adopter	January 1, 2022	January 1, 2022
Amendments to IFRS 9, Derecognition of Financial	January 1, 2022	January 1, 2022

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Standard/Interpretation	Application Date of Standard	Application Date for the Group
Liabilities
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022	January 1, 2022
Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022	January 1, 2022

aa.
New standards and interpretations not yet adopted

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and a new standard, IFRS 17, Insurance contracts, which are not yet effective for the year ended December 31, 2022 and which have not been adopted in these financial statements.
Standard/Interpretation	Application Date for the Group
IFRS 17, Insurance Contracts and Amendments to Address Concerns and Implementation Challenges	January 1, 2023
Amendments to IFRS 4, Expiry Date of the Deferral Approach	January 1, 2023
Amendments to IAS 1, Making Materiality Judgement	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024
The Group is in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far, the Group has concluded that the adoption of these standards and interpretations is unlikely to have a significant impact on the Group’s financial position.
3.   USE OF JUDGMENTS AND ESTIMATES
Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Depreciation of mining machines
Depreciation on the Group’s mining machines is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining machines. The Group estimates the useful lives of mining machines based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.
The useful life of mining machines is changed from one year to one to two years as a result of the review conducted in July 2021.
Cryptocurrency accounting
The cryptocurrency market is still a new market and is highly volatile and historical prices are not necessarily indicative of future value. A significant change in the market prices for cryptocurrencies would have a significant impact on the Group’s earnings and financial position.
If circumstances indicate that the carrying amount of cryptocurrencies other than USDC may not be recoverable, the assets may be considered “impaired”, and an impairment loss may be recognized in accordance with the accounting policy for impairment of cryptocurrencies other than USDC as described in Note 2(u).
When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is based on the fair value less costs of disposal. Furthermore, for USDC, the carrying balance of USDC at the date of the consolidated statements of financial position is adjusted to its fair value with changes recorded through profit or loss.
The fair value of the cryptocurrencies is measured at quoted price at the time the fair value of cryptocurrencies is being measured, which the Group considers to be predominantly a Level 1 fair value input under IFRS 13 Fair Value Measurement fair value hierarchy. The fair value measurement of the cryptocurrencies lent or invested and the embedded derivatives related to cryptocurrency lending arrangements and cryptocurrency-denoted wealth management product purchases are discussed in Note 4. Changes in these estimates could have a significant impact on the amount of the assets and could result in additional impairment charges or reversal of impairment and gain or loss from changes in fair value in future periods.
With respect to the cryptocurrency receivables recognized for the cryptocurrency lending or wealth management products, the Group evaluates the expected credit losses on such receivables by considering both internal and external, quantitative and qualitative factors and utilizing the general expected credit losses model as described in Note 2(u).
Revenue from the proprietary mining business
There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the revenue from the proprietary mining business. The Group’s management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue from the proprietary mining business. Management has examined various factors surrounding the substance of the Group’s operations, such as the reliability of the measurement of the cryptocurrencies received.
Income taxes
Income tax expense, deferred tax assets and liabilities, and reserves for uncertain tax positions reflect management’s best assessment of estimated future taxes to be paid. The Group is subject to income taxes in Singapore and numerous other jurisdictions. Significant judgments and estimates are required in determining the income tax expense.
In determining the current income tax provision, management assesses temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the consolidated statements of financial position. When

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
management assesses deductible temporary differences, including those originating from tax losses carried forward, management must assess the probability that these will be recovered through adjustments to future taxable income. To the extent the management believes recovery is not probable, no deferred tax asset is recognized.
Forecasting future income requires the use of a significant amount of judgment. In estimating future income, management uses internal operating budgets and long-range planning projections. Management develops its budgets and long-range projections based on recent results, trends and economic and industry forecasts influencing the Group’s performance. Significant changes in management’s judgment related to the expected realizability of deductible temporary differences result in an adjustment to the associated deferred tax asset.
The calculation of income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which the Group operates. Management recognizes tax benefits related to uncertain tax positions when, in management’s judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. Management adjusts liabilities for uncertain tax positions when its judgment changes as a result of new information previously unavailable. Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from current estimates. Any such differences will be reflected as adjustments to income tax expenses in the periods in which they are determined.
Share-based payments
The determination of the fair value of the Group’s ordinary shares and the share awards granted under the 2021 Share Incentive Plan involves significant judgment and estimates. The Group determined the fair value of the share awards using the Binomial option valuation model. Estimates such as stock price, volatility of the Group’s ordinary shares, risk-free interest rate, exercise multiple and the expected dividend yield were used in the valuation model.
The Group determined the fair value of the Group’s ordinary shares, or the stock price, used in the determination of the fair value of the share awards, using the discounted cash flow model. Estimates such as the Group’s stage of development, financial condition and operating results, general market conditions and the lack of marketability of the Group’s ordinary shares were used in the valuation model.
The fair value of the Group’s ordinary shares and the share awards were determined by the Group with the assistance of an independent third-party valuation firm.
Fair value of financial assets at fair value through profit or loss
Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The type and level of judgment required is dependent on the amount of observable market-based data available to the Group. For financial assets valued using valuation models and techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.
In determining the estimate of fair value for an instrument within level 3, the management firstly determines the appropriate and reasonable valuation model and technique to use. Second, the lack of availability of market-based data requires management to assess relevant empirical data in deriving valuation inputs with significant judgements and assumption. Details of the significant unobservable inputs used in the level 3 valuation are presented in Note 4.
Estimation of unobservable market inputs or other factors can affect the amount of gain or loss recorded in the reporting period and the amount of the position as at year end. The Group believes the estimates

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
applied to be based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the financial instruments acquired. Changes in these estimates and assumptions and valuation model or techniques may have a material effect on the Group’s financial condition and results of operations.
Assessment of the asset acquisition
The acquisition of Asia Freeport Holdings Pte. Ltd. was assessed as an asset acquisition by applying the optional concentration test described In Note 2(y). Management applied judgment in identifying the assets acquired, their relative fair value, and if the “substantially all” criterion has been met, based on the previous elements.
To apply the optional concentration test, the Group estimated the fair value of investment properties at the closing date using the discounted cash flow model under the income approach with the assistance of an independent valuation specialist. The key input to the model used for determining the value of the investment properties include the operation projection and the discount rate, which is 7.75%.
4.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS
Financial risk factors
The Group is exposed to various market risks including cryptocurrency risk, interest rate risk, investment risk and foreign currency risk, as well as credit risk and liquidity risk. The Group has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.
a.   Market risk
i.   Cryptocurrency risk
The Group is exposed to cryptocurrency risk as it yields cryptocurrencies from certain revenue arrangements. The Group recognizes revenue based on the spot fair value of cryptocurrencies on the day they are earned, but the value of the cryptocurrencies is subject to change on the date they are disposed of for fiat currency.
Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Group is highly correlated to the current and future market price of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact the Group’s future operations. In addition, the Group may not be able to liquidate its holdings of cryptocurrencies at its desired price if required, or, in extreme market conditions, the Group may not be able to liquidate its holdings of cryptocurrencies at all.
Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in the Group’s operation are currently primarily based on bitcoin and USDT. The Group currently does not use any derivative contracts to hedge its exposure to cryptocurrency risk, but management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. The Group limits its exposure to the cryptocurrency risk by including in its operation strategy to dispose of the cryptocurrencies for fiat currency shortly after they are earned.
ii.   Interest rate risk
The Group’s interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings. Bank deposits, restricted cash and borrowings at variable rates and fixed rates

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. Management closely monitors the fluctuation of such rates periodically.
iii.   Investment risk
The Group is exposed to investment risk from investment transactions such as the purchase of cryptocurrency-denoted wealth management products and investment in financial assets at fair value through profit or loss. These investments are not principal-guaranteed, and the Group may suffer material loss from such investments. The Group monitors its investments closely and limits its exposure to the investment risk by including in its operation strategy the requirements to, with regard to the purchase of cryptocurrency-denoted wealth management products, invest only in robust wealth management products and the investments need to be redeemed within the same fiscal quarter, and, with regard to the investment in financial assets at fair value through profit or loss, perform due diligence on the prospect investees to evaluate the business soundness before making an investment, and communicate regularly with the investee, review management report and the latest financial statements, if any, to evaluate the stage of investment and whether any action should be taken regarding the investment.
iv.   Foreign currency risk
The Group is exposed to foreign currency risk as it conducts transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of the Group’s financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that the Group is not able to accurately forecast. Management is closely monitoring the Group’s exposure to currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk during the years ended December 31, 2020, 2021 and 2022.
b.
Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises mainly from cash deposited in the banks and cryptocurrencies held in custody, cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases.
To manage risk arising from cash, cash equivalents and restricted cash, the Group only transacts with reputable financial institutions. There has been no recent history of default in relation to these financial institutions.
For the years ended December 31, 2020, 2021 and 2022, substantially all of the Group’s cryptocurrencies are stored in wallets held in the custody of Matrix Finance and Technologies Holding Company (“Matrixport Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, the Group evaluates the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. The Group has further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody and adopted the operating strategy of disposing of the cryptocurrency for fiat currency shortly after they are earned. The Group expects that there is no significant credit risk from non-performance by Matrixport Group.
However, bitcoin and other blockchain-based cryptocurrencies have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of the Group’s cryptocurrencies and such a loss could have a material adverse effect on the Group’s financial condition and results of operations.
The Group also has credit exposure to cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases. The Group assesses such credit risk both at contract

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
inception and each quarter or in shorter interval by considering the past collection experience and any indications that the corresponding amount may not be fully collected. To manage such exposure, the Group continuously monitors the relevant factors, such as the liquidity of the underlying cryptocurrencies, negative report related to the counterparty, and deals only with creditworthy counterparties and includes in its operation strategy that the lending needs to be collected, and the wealth management products need to be redeemed within the same fiscal quarter. Currently, the Group only conducts such transactions with the Matrixport Group. The Group has never experienced credit losses and has no existing exposures to such credit risk as of each end date of the consolidated statement of financial position. Consequently, credit exposure to these transactions is not considered material.
c.
Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.
Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group manages its liquidity risk by monitoring cash flow generated from operations and available borrowing capacity, and by managing the maturity profiles of its long-term loans.
The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:
	At December 31, 2021
In thousands of USD	Within 1 year or on-demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	17,740	—	—	—	17,740	17,740
Other payables and accruals	17,258	—	—	—	17,258	17,258
Amount due to a related party	19	—	—	—	19	19
Borrowings	—	29,460	—	—	29,460	29,460
Lease liabilities	5,489	5,516	16,275	53,254	80,534	62,968
	40,506	34,976	16,275	53,254	145,011	127,445
	At December 31, 2022
In thousands of USD	Within 1 year or on-demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	15,768	—	—	—	15,768	15,768
Other payables and accruals	22,176	—	—	—	22,176	22,176
Amount due to a related party	316	—	—	—	316	316
Borrowings	29,805	—	—	—	29,805	29,805
Lease liabilities	7,471	6,967	20,290	53,347	88,075	70,425
	75,536	6,967	20,290	53,347	156,140	138,490
Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are estimated at a specific point in time, by discounting expected cash flows at rates for assets and liabilities of the same remaining maturities

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and conditions. These estimates are subjective in nature and involve uncertainties and significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:
•
Level 1 valuation:   unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 valuation:   inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

•
Level 3 valuation:   fair value measured using significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
As of December 31, 2021 and 2022, except for the investments in financial assets at fair value through profit or loss and USDC, substantially all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values.
The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.
For the years ended December 31, 2021 and 2022, the fair value of the cryptocurrencies lent or invested is measured on a recurring basis at quoted price at the time the fair value of the underlying cryptocurrencies is being measured, which the Group considers to be a Level 1 fair value input. The fair value of the embedded derivative relating to the wealth management product is measured on a recurring basis by taking the net asset value provided by the counterparty, which the Group considers to be a Level 2 fair value input.
The Group’s finance department performs valuations of financial instruments. The finance department reports directly to the chief financial officer and discusses valuation processes and results with the chief financial officer in order to comply with the Group’s accounting and reporting requirements.
The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.
The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:
In thousands of USD	Valuation technique(s) and key input	December 31, 2021	Level 1	Level 2	Level 3
USDC	Quoted price	99	99	—	—
Investments A and B in unlisted equity instruments	Recent transaction price	1,250	—	—	1,250

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of USD	Valuation technique(s) and key input	December 31, 2022	Level 1	Level 2	Level 3
USDC	Quoted price	89	89	—	—
Investments A, B and D in unlisted equity instruments	Net asset value	18,348	—	—	18,348
Investments C and E in unlisted equity instruments	Recent transaction price	11,500	—	—	11,500
Investment in unlisted debt instrument	Net asset value	31,111	—	—	31,111
For the year ended December 31, 2022, there was no transfer between levels. Transfers between levels of the fair value hierarchy, if any, are deemed to occur at the end of each reporting period. The Group did not hold any financial assets at fair value through profit or loss in the year ended December 31, 2020.
	Years ended December 31,
In thousands of USD	2021	2022
Unlisted equity instruments and debt instrument at fair value through profit or loss measured using significant unobservable inputs:
At January 1,	—	1,250
Additions	1,250	61,550
Disposals	—	(1,213)
Net gain on disposal of financial assets at fair value through profit or loss	—	213
Net fair value changes recognized in profit or loss	—	(841)
At December 31,	1,250	60,959

5.
ASSET ACQUISITION

On June 17, 2022, the Group entered into a sale and purchase agreement with Worldwide VGS B.V. and Yves Charles Edgar Bouvier, the ultimate beneficial owner of Worldwide VGS B.V., pursuant to which the Group agreed to purchase the 100% equity interest of Asia Freeport Holdings Pte. Ltd. and its subsidiaries (collectively, “AFH”), which was previously controlled by Worldwide VGS B.V., and the sculpture “Cage Sans Frontieres” created by Ron Arad, which was previously owned by Yves Charles Edgar Bouvier. The acquisition was closed on July 1, 2022.
As the sculpture was placed in an investment property building owned by AFH and cannot be removed or used separately without incurring significant costs, the sculpture is considered attached to the building of AFH. In addition, because Yves Charles Edgar Bouvier is the ultimate beneficial owner of Worldwide VGS B.V., the acquisition of AFH and the sculpture is treated as a single transaction. AFH is based in Singapore and conducts business in providing leases to customers. This transaction has been accounted for as an asset acquisition as the optional concentration test under IFRS 3 has been met.
The total purchase consideration of approximately US$27 million consisted of cash payment of approximately US$6 million and settlement of liabilities in the amount of approximately US$21 million. The Group has measured the group of assets and liabilities acquired based on their fair value at the date of the transaction and allocated the purchase consideration of the group of assets and liabilities to the individual identifiable assets and liabilities acquired on the basis of their relative fair value at the date of purchase.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Details of the net identifiable assets acquired, and purchase consideration are as follows:
Net identifiable assets In thousands of USD	At July 1, 2022
Investment properties	34,986
Other assets	529
Other liabilities	8,727
Net identifiable assets	26,788
Purchase consideration In thousands of USD	At July 1, 2022
Cash consideration paid	5,187
Liabilities settled	21,107
Transaction costs	494
Total consideration	26,788

6.
CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:
	At December 31,
In thousands of USD	2021	2022
US dollar	368,115	211,253
Singapore dollar	2,829	2,234
Chinese renminbi	37	2,484
Norwegian krone	1,104	12,589
Euro	3	2,791
Hongkong dollar	—	11
Total cash and cash equivalents by currency	372,088	231,362
Restricted cash	10,310	11,494
Total restricted cash	10,310	11,494
As of December 31, 2022 the Group owned short-term deposits, which were classified as cash equivalents, in an amount of approximately US$37 million with maturities ranging from January to February 2023, and interest ranging from 0.6% to 4.2%. The Group did not own any such short-term deposits as of December 31, 2021.
The Group’s restricted cash primarily relates to the application of standby letters of credit. The Group has applied a total of three standby letters of credits (“SLCs”) from the Signature Bank and CTBC Bank associated with property leased and electricity service subscribed. The SLCs provide the beneficiaries, which are the service providers, the ability to draw from the banks for a designated maximum aggregate amount (the “Draw Amount”). The details of SLCs are as follows:
	At December 31,
	2021	2022
Draw Amount (In thousands of USD)	10,293	11,477
Range of expiration dates	July 2022 to June 2025	July 2023 to June 2025
The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries, as a result of the amendments to the associated service agreements. In connection with the

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of December 31, 2021 and 2022, none was utilized by the beneficiaries from the standby letters of credits.
7.
CRYPTOCURRENCIES

As of December 31, 2021 and 2022, the Group’s cryptocurrencies consist of the following:
	At December 31,
In thousands of USD	2021	2022
Cryptocurrencies other than USDC	6,088	2,086
USDC	99	89
Total cryptocurrencies	6,187	2,175
The details of cryptocurrencies are as follows:
	At December 31,
In thousands of USD	2020	2021	2022
Cost:
Beginning balances	1,194	9,656	6,697
Additions	172,530	655,028	865,333
Cryptocurrencies received on behalf of related parties(1)	6,312	—	—
Cryptocurrencies paid on behalf of related parties(1)	—	(24,852)	—
Disposals	(170,380)	(562,894)	(569,854)
Loan to a third party(2)	—	(10,222)	—
Purchase of cryptocurrency-denoted wealth management product from a related party(4)	—	(30,004)	(149,972)
Loan to a related party(3)	—	(30,015)	(150,025)
Ending balances	9,656	6,697	2,179
Impairment:
Beginning balances	(107)	(74)	(510)
Additions	—	(436)	—
Disposals	33	—	506
Ending balances	(74)	(510)	(4)
Net book value:
Beginning balances	1,087	9,582	6,187
Ending balances	9,582	6,187	2,175

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The supplemental information of cryptocurrencies other than USDC is as follows:
	At December 31,
In thousands of USD	2020	2021	2022
Cost:
Beginning balances	1,194	9,601	6,598
Additions	172,475	575,730	586,117
Cryptocurrencies other than USDC received on behalf of related parties(1)	6,312	—	—
Cryptocurrencies other than USDC paid on behalf of related parties(1)	—	(24,852)	—
Disposals	(170,380)	(513,655)	(425,649)
Loan to a third party(2)	—	(10,222)	—
Purchase of cryptocurrency-denoted wealth management product from a related party(4)	—	(30,004)	(149,972)
Loan to a related party(3)	—	—	(15,004)
Ending balances	9,601	6,598	2,090
Impairment:
Beginning balances	(107)	(74)	(510)
Additions	—	(436)	—
Disposals	33	—	506
Ending balances	(74)	(510)	(4)
Net book value:
Beginning balances	1,087	9,527	6,088
Ending balances	9,527	6,088	2,086

(1)
Cryptocurrencies or cryptocurrencies other than USDC received and paid on behalf of related parties represent the net effect of cryptocurrency or cryptocurrencies other than USDC transferred through the wallets held by the Group relating to transactions arising from Bitmain and BTC’s businesses during the Carve-out Period.

(2)
Represent an unsecured, interest-free cryptocurrency loan the Group made to a third party. The lending was collected in full as of December 31, 2021. The Group recorded approximately US$3,735,000 loss on change in fair value of cryptocurrencies lent for the year ended December 31, 2021.

(3)
Represent cryptocurrency loans made to the Matrixport Group, a related party. All loans were fully collected as of December 31, 2021 and 2022 and the collections are included in the additions of cryptocurrencies above. Also see Note 20.

(4)
Represent cryptocurrency-denoted wealth management products purchased from the Matrixport Group, a related party. All such wealth management products were fully redeemed as of December 31, 2021 and 2022 and the redemptions are included in the additions of cryptocurrencies above. Also see Note 20.

The management’s estimates of impairment provision of cryptocurrencies other than USDC are made based on the current market prices of cryptocurrencies as of each balance sheet date. Fluctuations in the market price of cryptocurrencies after the balance sheet date are not considered in determining the provision for impairment of cryptocurrencies other than USDC.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.   PREPAYMENTS AND OTHER ASSETS
The breakdown of prepayments and other assets is as follows:
	At December 31,
In thousands of USD	2021	2022
Prepayments to suppliers	14,450	9,664
Deposits	6,669	26,577
Deductible input value-added tax	760	757
Prepayments of income tax	—	18,459
Receivable from a third party(2)	—	2,546
Receivable from the disposed subsidiaries(1)	10,203	—
Others	2,555	1,573
Total	34,637	59,576

(1)
Represent balance due from two subsidiaries which the Group disposed of in December 2021. The receivables have been fully collected by March 2022.

(2)
Represent balance due from Blue Safari Acquisition Corp. (“BSGA”), a special purpose acquisition company who has signed a merger agreement with the Group. Associated with the anticipated merger, the Group agreed to lend BSGA an aggregate principal amount of US$1.99 million in two tranches and additional US$2.58 million in four tranches to fund any and all amounts required to extend the period of time BSGA has to complete the merger for up to two times for an additional three month period each time. The lending bears no interest and is repayable only at the closing of the merger by BSGA. The merger was closed in April 2023. See Note 23.

During the years ended December 31, 2020, 2021 and 2022, the Group did not recognize any allowance for expected credit losses for prepayments and other assets.
9.   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
The breakdown of financial assets at fair value through profit or loss is as follows:
	At December 31,
In thousands of USD	2021	2022
Investments in unlisted equity instruments
– Investment A	1,000	1,000
– Investment B	250	1,000
– Investment C	—	10,000
– Investment D – investment in a limited partnership set up by Matrixport Group(1)	—	16,348
– Investment E	—	1,500
Investments in unlisted debt instruments	—	31,111
Total	1,250	60,959

(1)
See Note 20.

The above investments in unlisted debt and equity instruments at December 31, 2021 and 2022 were investments in funds and privately-held enterprises. These financial assets at fair value through profit or loss are measured at fair value using Levels 3 inputs. Refer to Note 4 for more information. The Group does not have control or significant influence over the privately-held enterprises.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10.   MINING MACHINES
The details of mining machines are as follows:
In thousands of USD	Mining Machines
Cost:
At January 1, 2020	81,482
Additions	133,335
Disposals	(87,597)
Exchange adjustments	2,026
At December 31, 2020	129,246
Accumulated depreciation:
At January 1, 2020	(32,357)
Charge for the year	(98,136)
Disposals	67,113
Exchange adjustments	(1,066)
At December 31, 2020	(64,446)
Impairment:
At January 1, 2020	(9)
Disposals	9
At December 31, 2020	—
Net book value:
At December 31, 2020	64,800
Cost:
At January 1, 2021	129,246
Additions	31,645
Disposals	(37,998)
Exchange adjustments	243
At December 31, 2021	123,136
Accumulated depreciation:
At January 1, 2021	(64,446)
Charge for the year	(43,857)
Disposals	32,005
Exchange adjustments	(263)
At December 31, 2021	(76,561)
Impairment:
At January 1, 2021	—
Additions(1)	(106)
At December 31, 2021	(106)
Net book value:
At December 31, 2021	46,469

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of USD	Mining Machines
Cost:
At January 1, 2022	123,136
Additions	12,016
Disposals	(12,949)
At December 31, 2022	122,203
Accumulated depreciation:
At January 1, 2022	(76,561)
Charge for the year	(29,281)
Disposals	11,443
At December 31, 2022	(94,399)
Impairment:
At January 1, 2022	(106)
Disposal	5
At December 31, 2022	(101)
Net book value:
At December 31, 2022	27,703

(1)
Included in the cost of revenue

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.   PROPERTY, PLANT AND EQUIPMENT
The details of property, plant and equipment are as follows:
In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements	Others	Total
Cost:
At January 1, 2020	12,596	16,209	484	5,445	1,070	13,889	637	50,330
Additions	18,263	—	—	12	832	—	307	19,414
Construction in progress transferred in	(27,486)	6,354	—	3,858	895	15,195	1,184	—
Disposals	—	—	—	(172)	(755)	(158)	(132)	(1,217)
At December 31, 2020	3,373	22,563	484	9,143	2,042	28,926	1,996	68,527
Accumulated depreciation:
At January 1, 2020	—	(333)	—	(83)	(278)	(3,368)	(301)	(4,363)
Charge for the year	—	(955)	—	(1,115)	(546)	(7,177)	(305)	(10,098)
Disposals	—	—	—	5	121	127	50	303
At December 31, 2020	—	(1,288)	—	(1,193)	(703)	(10,418)	(556)	(14,158)
Impairment:
At January 1, 2020	—	—	—	—	—	—	—	—
Additions	(2,211)	—	—	—	—	—	—	(2,211)
At December 31, 2020	(2,211)	—	—	—	—	—	—	(2,211)
Net book value:
At December 31, 2020	1,162	21,275	484	7,950	1,339	18,508	1,440	52,158
Cost:
At January 1, 2021	3,373	22,563	484	9,143	2,042	28,926	1,996	68,527
Additions	59,524	886	—	479	3,228	—	1,329	65,446
Construction in progress transferred in	(27,097)	—	—	6,133	936	19,646	382	—
Disposals	(2,211)	—	—	(21)	(871)	(147)	(185)	(3,435)
At December 31, 2021	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Accumulated depreciation:
At January 1, 2021	—	(1,288)	—	(1,193)	(703)	(10,418)	(556)	(14,158)
Charge for the year	—	(1,100)	—	(1,235)	(793)	(10,805)	(501)	(14,434)
Disposals	—	—	—	1	462	112	96	671
At December 31, 2021	—	(2,388)	—	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Impairment:
At January 1, 2021	(2,211)	—	—	—	—	—	—	(2,211)
Disposals	2,211	—	—	—	—	—	—	2,211
At December 31, 2021	—	—	—	—	—	—	—	—
Net book value:
At December 31, 2021	33,589	21,061	484	13,307	4,301	27,314	2,561	102,617

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements	Others	Total
Cost:
At January 1, 2022	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Additions	54,107	—	—	1,228	4,681	2,431	4,295	66,742
Additions related to asset acquisition (See Note 5)	—	—	—	—	1	—	14	15
Construction in progress transferred in	(71,184)	—	—	16,132	794	53,661	597	—
Disposals	—	—	—	(222)	(187)	—	—	(409)
At December 31, 2022	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Accumulated depreciation:
At January 1, 2022	—	(2,388)	—	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Charge for the year	—	(1,137)	—	(4,392)	(1,532)	(21,892)	(1,485)	(30,438)
Disposals	—	—	—	16	93	—	—	109
At December 31, 2022	—	(3,525)	—	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Net book value:
At December 31, 2022	16,512	19,924	484	26,069	8,151	61,514	5,982	138,636
Construction in progress primarily represents the construction of mining datacenters.
For the year ended December 2020, and the period from January 1, 2021 to January 26, 2021, approximately US$0.3 million and US$0.02 million of depreciation expense was allocated to Bitmain and included in changes in invested capital, respectively.
12.
INVESTMENT PROPERTIES

The detail of investment properties is as follows:
In thousands of USD	Leasehold land	Building	Others	Total
Cost:
At July 1, 2022*	—	—	—	—
Acquisition of assets	4,833	29,773	380	34,986
Additions	730	—	—	730
Exchange adjustments	183	906	14	1,103
At December 31, 2022	5,746	30,679	394	36,819
Accumulated depreciation:
At January 1, 2022	—	—	—	—
Charge for the year	(192)	(1,019)	(26)	(1,237)
Exchange adjustments	(7)	(32)	(1)	(40)
At December 31, 2022	(199)	(1,051)	(27)	(1,277)
Net book value:
At December 31, 2022	5,547	29,628	367	35,542

*
The investment properties were acquired from the acquisition of AFH, which was closed on July 1, 2022. See Note 5

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Leasehold land included in investment properties were right-of-use assets associated with leasehold land under operating leases where the building was constructed on. See Note 13.
The Group leases the investment properties to its customers under operating leases for terms ranging from 1 to 12 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.
The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:
In thousands of USD	At December 31, 2022
2023	3,600
2024	3,701
2025	3,229
2026	2,492
2027	1,855
Thereafter	4,711
Total	19,588
The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased or for repairs, maintenance and enhancements.
The fair value of investment properties of the Group as of December 31, 2022 was determined using the income approach with the assistance of an independent valuation specialist. The investment properties were classified as Level 3 in the fair value hierarchy.
Under the income approach, the estimated fair value of the investment properties is based on the operation projection and the discount rate. The fair value of investment properties as of December 31, 2022 was approximately US$36.2 million.
The Group did not record any impairment related to investment properties in the year ended December 31, 2022.
13.   LEASES
The Group occupies most of its office premises and certain mining datacenter under lease arrangements, which generally have an initial lease term between one and a half years to 30 years. Lease contracts are typically made for fixed periods but may have extension options. The Group accounts for lease and non-lease components separately, where the non-lease component is charged to expenses as they incur. Any extension options in these leases have not been included in the lease liabilities unless the Group is reasonably certain to exercise the extension option. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.
The consolidated statements of financial position show the following amounts relating to the right-of-use assets:
	At December 31,
In thousands of USD	2021	2022
Right-of-use assets
– Land and buildings	58,941	60,082
Investment properties
– Leasehold land	—	5,547

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Addition to the right-of-use assets for the years ended December 31, 2020, 2021 and 2022 was approximately US$1.2 million, US$47.2 million and US$7.3 million, respectively. In addition, approximately US$4.8 million right-of-use asset for the years ended December 31, 2022 was acquired as a result of the acquisition of AFH (See Note 5), the balance of the underlying right-of-use asset was included in investment properties. See Note 12.
The Group has an obligation to complete the site restoration of its leased land held by AFH in Singapore in relation to the Group’s acquisition of AFH in July 2022 (See Note 5). The provision for the site restoration is updated annually.
The following table represents the movement of the restoration provision:
In thousands of USD
Restoration provision at December 31, 2021	—
Recognition through asset acquisition	1,343
Change in provision	—
Restoration provision at December 31, 2022	1,343
The consolidated statements of financial position show the following amounts relating to the lease liabilities:
	At December 31,
In thousands of USD	2021	2022
Lease liabilities mature within 12 months	3,287	4,973
Lease liabilities mature over 12 months	59,681	65,452
Total lease liabilities*	62,968	70,425

*
Lease liabilities in amount of approximately US$4.7 million was related to the leasehold land included in the investment properties. See Note 12.

Amounts recognized in profit or loss:
	Years ended December 31,
In thousands of USD	2020	2021	2022
Depreciation expense of right-of-use assets*	3,983	4,636	5,371
Gain on lease modification	(6)	(205)	—
Interest expense*	817	1,217	2,425
Expenses relating to variable payment leases	—	610	639
Expenses relating to short-term leases	372	351	527
Total	5,166	6,609	8,962

*
Depreciation expense of right-of-use asset of approximately $0.2 million and interest expense of approximately $0.1 million was related to the leasehold land included in the investment properties. See Note 12.

The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2020, 2021 and 2022 was approximately US$5.4 million, US$5.4 million and US$6.3 million, respectively.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.
BORROWINGS

Borrowings consist of the following:
	At December 31
In thousands of USD	2021	2022
Convertible debt(1)	29,460	29,805
Total	29,460	29,805

(1)
The Group issued a US$30 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the Group’s ordinary shares at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. Approximately US$683,000 was recognized as an equity component. The unamortized discount as of December 31, 2021 and 2022 was approximately US$524,000 and US$195,000.

15.
OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:
	At December 31,
In thousands of USD	2021	2022
Payables for surtaxes	8,184	8,928
Accrued operating expenses	2,108	5,539
Payables for staff-related costs	5,839	2,182
Deposit from hosting customers	—	2,911
Restoration provision for leasehold land	—	1,343
Others	1,127	1,273
Total	17,258	22,176
All other payables and accruals are expected to be settled within one year or are repayable on demand.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16.   EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS
(a)
Expenses by nature

	Years ended December 31,
In thousands of USD	2020 (Restated)	2021	2022
Staff cost
– salaries, wages and other benefits	33,041	37,730	50,132
Share-based payments	—	88,355	90,648
Amortization
– intangible assets	111	146	97
Depreciation
– mining machines	98,136	43,857	29,281
– property, plant and equipment	9,807	14,416	30,438
– investment properties	—	—	1,237
– right-of-use assets	3,983	4,636	5,371
Electricity cost in operating mining machines	72,078	58,447	139,469
Cost of mining machines sold	17,537	5,978	1,002
Consulting service fee	1,039	8,787	6,797
Tax and surcharge	3,085	2,202	3,355
Advertising expenses	2,189	880	737
Office expenses	543	2,219	3,124
Research and development technical service fees	681	1,964	1,313
Expenses of low-value consumables	971	1,662	4,025
Expenses of variable payment lease	—	610	639
Expenses of short-term leases	372	351	527
Impairment loss of mining machines	—	106	—
Logistic expenses	339	1,391	3,060
Travel expenses	52	1,393	3,202
Insurance fee	459	983	3,446
Others	766	4,826	12,756
Total cost of revenue, selling, general and administrative and research and development expenses	245,189	280,939	390,656

(b)
Other operating income / (expenses)

	Years ended December 31,
In thousands of USD	2020	2021	2022
Net gain / (losses) on disposal of cryptocurrencies	2,716	18,725	(3,131)
Impairment loss of cryptocurrencies	—	(436)	—
Change in fair value of cryptocurrencies lent	—	(3,735)	—
Net loss on disposal of mining machine	(2,984)	(36)	(497)
Write-off of receivables from a related party(1)	(2,025)	—	—
Others	248	107	—
Total	(2,045)	14,625	(3,628)

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)
In 2020, Bishkek Maker Cloud Technologies Co., Ltd. (“Bishkek”), an entity of the Bitdeer Business, waived a receivable of approximately US$2.0 million from one of the subsidiaries of Bitmain. Bishkek was disposed of in July 2021.

(c)
Other net gain / (loss)

	Years ended December 31,
In thousands of USD	2020	2021	2022
Loss on impairment of property, plant and equipment	(2,211)	—	—
Gain on extinguishment of debt	—	880	—
Net gain on disposal of property, plant and equipment and intangible assets	66	56	662
Government grants	307	35	42
Changes in fair value of financial assets at fair value through profit or loss	—	—	(841)
Net gain on disposal of other financial assets	—	—	213
Impairment loss of a pre-matured investment(1)	—	(2,025)	—
Net gain on settlement of balances with Bitmain	—	4,468	—
Others	(722)	(931)	281
Total	(2,560)	2,483	357

(1)
The Group signed a project investment agreement with a third party in April 2021 and made a payment of approximately $2 million. The project was later forfeited, and the Group is actively collecting the paid amount, which was impaired as of June 30, 2021 based on management’s estimate over the likelihood of collection at current stage.

(d)
Finance income / (expenses)

	Years ended December 31,
In thousands of USD	2020	2021	2022
Interest on lease liabilities	(817)	(1,217)	(2,425)
Cryptocurrency transaction service fee	(458)	(109)	(159)
Gain / (loss) on foreign currency transactions	618	(226)	(2,881)
Interest income	419	2,947	4,291
Interest expenses on bank loan	(6)	(3)	—
Interest expense on convertible debt	—	(1,223)	(2,778)
Others	(136)	(110)	(229)
Total	(380)	59	(4,181)

17.
SHARE-BASED PAYMENTS

In July 2021, the Board of Directors of the Group approved the adoption of the 2021 Share Incentive Plan (the “2021 Plan”). The Group granted a total of 1,097,852,000 share awards in two batches in August and November 2021 in the year ended December 31, 2021, and a total of 139,690,400 share awards in four batches in January, April, July and October 2022 in the year ended December 31, 2022, to the designated recipients under the 2021 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at an exercise price of US$0.03 per share. The majority of the share awards vest in two to seven years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted in 2021 and 2022 expire on July 20, 2031.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards:
	Number of options (’000)	Average exercise price per share option (US$)	Average fair value per share option (US$)
As at January 1, 2021	—	—	—
Granted during the year	1,097,852	0.03	0.23
As at December 31, 2021	1,097,852	0.03	0.23
Granted during the year	139,690	0.03	0.16
Forfeited	(25,597)	0.03	0.22
As at December 31, 2022	1,211,945	0.03	0.22
Vested and exercisable at December 31, 2022	417,767	0.03	0.22
The expense recognized for share awards during the year ended December 31, 2021 and 2022 was approximately US$88.4 million and US$90.6 million. The breakdown is as follows:
	Year ended December 31,
In thousands of USD	2021	2022
Cost of revenue	10,424	10,050
General and administrative expenses	54,458	48,850
Research and development expenses	18,246	24,258
Selling expenses	5,227	7,490
Total	88,355	90,648
The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs to the model used for determining the value of the grant for the years ended December 31, 2021 and 2022:
	At August 1, 2021	At November 1, 2021
Dividend yield (%)	—	—
Expected volatility (%)	130.19%	130.23%
Risk-free interest rate (%)	1.24%	1.57%
Exercise multiple	2.20 – 2.80	2.20
	At January 1, 2022	At April 1, 2022	At July 1, 2022	At October 1, 2022
Dividend yield (%)	—	—	—	—
Expected volatility (%)	128%	123%	120%	121%
Risk-free interest rate (%)	1.618%	2.415%	2.893%	3.886%
Exercise multiple	2.20 – 2.80	2.20	2.20	2.20
The above inputs for the binomial model have been determined based on the following:
•
Dividend return is estimated by reference to the Group’s plan to distribute dividends in the near future. Currently, this is estimated to be zero as the Group plans to retain all profit for corporate expansion;

•
Expected volatility is estimated based on the daily close price volatility of a number of comparable companies to the Group;

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•
Risk-free interest rate is based on the yield to maturity of U.S. treasury bills denominated in US$ at the option valuation date;

•
Exercise multiple is based on empirical research on typical share award exercise behavior.

18.   EQUITY
Invested capital
The consolidated financial statements were prepared in accordance with principles described in Note 2. No share capital is presented for the 2020 historical periods. Invested capital is derived by aggregating the net assets of the Bitdeer Business’s direct and indirect subsidiaries and the net assets of the Bitdeer business activities conducted in direct and indirect subsidiaries of Bitmain as well as BTC. Invested capital also includes changes in reserve due to the effect of foreign currency translation adjustments and capital funding. For the year ended December 31, 2021, invested capital includes the net assets of the activities Bitdeer Business conducted in direct and indirect subsidiaries of Bitmain between January 1, 2021 and January 26, 2021, as well as BTC between January 1, 2021 and April 15, 2021. The balance of invested capital was reclassified to other reserve upon completion of the Reorganization.
Issued share capital
The authorized share capital of the Group is US$50,000 divided into: (i) 497,354,466,516 ordinary shares with a par value of US$0.0000001 each, (ii) 461,033,549 Series A preferred shares with a par value of US$0.0000001 each, (iii) 870,232,230 Series B preferred shares with a par value of US$0.0000001 each, and (iv)1,314,267,705 Series B+ preferred shares with a par value of US$0.0000001 each.
In August 2021, The Group divided the 497,354,466,516 ordinary shares into (i) 491,722,670,897 Class A ordinary shares, each with a par value of US$0.0000001 and 1 vote on all matters in any shareholders meeting of the Group and (ii) 5,631,795,619 Class B ordinary shares, each with a par value of US$0.0000001 and 10 votes on all matters in any shareholders meeting of the Group. All issued and outstanding Series A, Series B and Series B+ preferred shares remain the same and unchanged. In connection with the division of ordinary shares, the Group redesignated the 5,631,795,619 ordinary shares held by Victory Courage Limited, an entity controlled by the Chairman of the Board of Directors of the Group, as Class B ordinary shares, and the remaining outstanding ordinary shares held by various shareholders as Class A ordinary shares.
Each share of Class A ordinary shares, Series A preferred shares, Series B preferred shares and Series B+ preferred shares is granted 1 vote and each share of Class B ordinary shares is granted 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights.
	Class A Ordinary Shares	Amount in USD	Class B Ordinary Shares	Amount in USD
At January 1, 2021, shares issued and outstanding	—	—	—	—
Share allotment upon Reorganization	10,016,592,322	1,002	—	—
Redesignation of ordinary shares	(5,631,795,619)	(563)	5,631,795,619	563
At December 31, 2021, shares issued and outstanding	4,384,796,703	439	5,631,795,619	563
At December 31, 2022, shares issued and outstanding	4,384,796,703	439	5,631,795,619	563

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	Series A Preferred Shares	Amount in USD	Series B Preferred Shares	Amount in USD	Series B+ Preferred Shares	Amount in USD
At January 1, 2021, shares issued and outstanding	—	—	—	—	—	—
Share allotment upon Reorganization	461,033,549	46	870,232,230	87	1,314,267,705	131
At December 31, 2021, shares issued and outstanding	461,033,549	46	870,232,230	87	1,314,267,705	131
At December 31, 2022, shares issued and outstanding	461,033,549	46	870,232,230	87	1,314,267,705	131
Retained earnings
The Group’s retained earnings include the result of the Group’s operations for the years ended December 31, 2021 and 2022 excluding the activities Bitdeer Business conducted in direct and indirect subsidiaries of Bitmain and BTC, which were included in invested capital as discussed above.
Reserves
The Group’s reserves include the following:
(i)
Share premium, which effectively represents the share subscription amount paid over the par value of the shares. The application of the share premium account is governed by Section 34 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands as amended, supplemented or otherwise modified from time to time.

(ii)
Invested capital reclassified upon completion of the Reorganization.

(iii)
All foreign exchange differences arising from the translation of the financial statements of foreign operations, excluding the effects resulting from the activities the Bitdeer Business conducted in direct and indirect subsidiaries of Bitmain and BTC, which were included in invested capital.

(iv)
The value of the conversion option of the equity component embedded in the convertible debt.

(v)
The accumulated share-based payment expenses.

Capital management
The Group’s primary objective in terms of managing capital is to
•
safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurate with the level of risk.

•
To support the Group’s stability and growth

•
To provide capital for the purpose of strengthening the Group’s risk management capability

The Group’s business and financial condition are highly correlated with the market price of cryptocurrencies. For the years ended December 31, 2020, 2021 and 2022, the Group’s revenue is substantially generated from cryptocurrency-related operations. The Group has adopted various measures to minimize the risk associated with the fluctuation in the market price of cryptocurrencies, specifically, the Group has implemented an internal strategy requiring prompt conversion of all the cryptocurrencies received from ordinary operations into fiat currencies.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.
The Group is not subject to externally imposed capital requirements.
19.   TAXATION
The subsidiaries of the Group incorporated in the Cayman Islands and British Virgin Islands (“BVI”) are not subject to tax on income or capital gain. In addition, payments of dividends by the Group to its shareholders are not subject to withholding tax in the Cayman Islands.
The subsidiaries of the Group incorporated in other countries are subject to income tax pursuant to the rules and regulations of their respective countries of incorporation.
The provisions for income taxes for the years ended December 31, 2020, 2021 and 2022 are summarized as follows:
	Years ended December 31,
In thousands of USD	2020	2021	2022
Current income tax expenses	52	13,125	(8,244)
Deferred income tax (benefit) / expenses	(8,013)	35,121	3,844
Total	(7,961)	48,246	(4,400)
The reconciliation between the income tax benefit / (expenses) calculated by applying the applicable tax rate of 17% to the profit / (loss) before income tax and the net income tax benefit / (expenses) as shown in the statements of operations and comprehensive income / (loss)for the years ended December 31, 2020, 2021 and 2022 is as follows.
	Years ended December 31,
	2020	2021	2022
Statutory income tax rate	17.00%	17.00%	17.00%
Effect of expenses not deductible for tax purpose	(0.35)%	11.99%	(22.71)%
Effect of income tax difference under different tax jurisdictions	2.55%	5.64%	(4.03)%
Effect of tax losses not recognized in deferred tax assets	(7.39)%	0.63%	0.75%
Prior year true-ups	—	2.11%	16.05%
Effect of non-taxable income	0.50%	(0.60)%	—
Others	0.17%	0.09%	(0.27)%
Total	12.48%	36.86%	6.79%

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred tax assets / (liabilities) as of December 31, 2021 and 2022 comprise the following:
	At December 31,
In thousands of USD	2021	2022
Deferred tax assets
Net operating losses	4,362	4,324
Share-base payments	—	2,672
Property, plant and equipment and intangible assets	260	533
Total deferred tax assets	4,622	7,529
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	—	(2,672)
Deferred tax assets	4,622	4,857
Deferred tax liabilities
Property, plant and equipment	(7,547)	(14,298)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	—	2,672
Deferred tax liabilities	(7,547)	(11,626)
Net deferred tax assets / (liabilities)	(2,925)	(6,769)
The movements in the net deferred tax assets during the years ended December 31, 2020, 2021 and 2022 are as follows:
In thousands of USD	January 1, 2020	Recognized in profit or loss	Charged to invested capital(1)	December 31, 2020
Tax losses carried forward	19,292	2,015	2,285	23,592
Accrued expenses	704	—	—	704
Property, plant and equipment	(192)	5,998	—	5,806
Net deferred tax assets	19,804	8,013	2,285	30,102
In thousands of USD	January 1, 2021	Recognized in profit or loss	Charged to invested capital(1)	December 31, 2021
Tax losses carried forward	23,592	(21,324)	2,094	4,362
Accrued expenses	704	(704)	—	—
Property, plant and equipment	5,806	(13,093)	—	(7,287)
Net deferred tax assets / (liabilities)	30,102	(35,121)	2,094	(2,925)
In thousands of USD	January 1, 2022	Recognized in profit or loss	Charged to invested capital(1)	December 31, 2022
Tax losses carried forward	4,362	(38)	—	4,324
Share-base payments	—	2,672	—	2,672
Property, plant and equipment	(7,287)	(6,478)	—	(13,765)
Net deferred tax liabilities	(2,925)	(3,844)	—	(6,769)

(1)
Deferred tax assets charged to invested capital is due to the Group recognizing deferred tax assets related to tax losses carried forward based on the tax losses available to the individual legal entities within the Group during the Carve-out Period, which creates differences between the income tax benefit or expense determined based on the operation results of the Bitdeer Business.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group has not recognized deductible temporary differences and a portion of the tax loss carryforward because the criteria for recognition (i.e., the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:
Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
Singapore	3,555	Indefinitely
Hong Kong	4,694	Indefinitely
United States	88,438	Indefinitely
Total	96,687
20.   RELATED PARTY TRANSACTIONS
Compensation for key management and Board of Directors
	Years ended December 31,
In thousands of USD	2020	2021	2022
Salaries and other emoluments	10,175	11,627	11,969
Total	10,175	11,627	11,969
Balances and transactions with Bitmain and BTC
During the Carve-out Period, the Group and BTC were integrated into the group-wide operation directed by Bitmain before the completion of the Reorganization.
Bitmain’s business model includes a combination of stand-alone and combined business functions between Bitmain, BTC and the Group, varying by service line and country. The consolidated financial statements of the Group include allocations of certain costs between Bitmain, BTC and the Group. Such allocations are estimates, and also may not represent the cost of such services if performed on a stand-alone basis. See further description of cost allocations in Note 2.
The invested capital in the consolidated statements of financial position represents Bitmain’s historical investment in the Group, the net effect of allocations from transactions with Bitmain and BTC, and the Group’s accumulated retained earnings.
Upon completion of the Reorganization, the Group started operating on a stand-alone basis and Bitmain and BTC no longer hold equity interest, exercise significant influence over, or act as an affiliate of the Group and its operations. As a result, Bitmain and BTC ceased to be related parties to the Group.
The activities between the Group and Bitmain and BTC before the completion date of the Reorganization were presented as related party transactions in the consolidated statements of operations and comprehensive income / (loss), cash flows and changes in invested capital and equity for all periods presented.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of deemed distribution to related parties to the corresponding amounts presented in the consolidated statement of cash flows for all periods presented is as follows:
	Years ended December 31,
In thousands of USD	2020	2021	2022
Deemed distribution to related parties per consolidated statements of changes in invested capital and equity	(157,557)	(29,311)	—
Corporate allocations	(1,709)	(2,167)	—
Net effect of attribution of the assets and liabilities from Bitmain’s business transferred to the Group during the Reorganization	(235,506)	20,535	—
Total deemed distribution to related parties per consolidated statements of cash flows	(394,772)	(10,943)	—
Balances and transactions with Bitmain and BTC
As of December 31, 2021 and 2022, balances with Bitmain and BTC are nil.
Transactions with Bitmain and BTC before the completion date of the Reorganization were disclosed as below:
	Years ended December 31,
In thousands of USD	2020	2021	2022
Revenue from Bitmain and BTC(1)	88,054	73,522	—

(1)
Revenue from Bitmain and BTC arise from the Group’s normal course of business, See Note 2.

Other related party balances and transactions
The following set forth other significant related parties and their relationships with the Group:
Name of related parties	Relationship with the Group
Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of Matrixport Group and has significant influence over Matrixport Group.
Details of due from related party are as follows:
	At December 31,
In thousands of USD	2021	2022
Due from related party
– Trade receivables	413	75
– Loans to a related party(1)	1,087	322
Total due from related party	1,500	397
Due to related party
– Other payables(2)	19	316
Total due to related party	19	316

(1)
Loans to a related party represent unsecured, interest-free loans made to the related party. These loans are due on demand.

(2)
Other payables represent the accrued service expense related to the custody and other services provided by the related party.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Details of transactions with the related party are as follows:
	Years ended December 31,
In thousands of USD	2020	2021	2022
– Provide service to a related party	—	530	3,076
– Receive service from a related party	—	294	425
– Interest earned from a related party	—	1,552	1,499
– Return of wealth management products from a related party	—	737	283
– Changes in fair value of financial assets at fair value through profit or loss	—	—	(952)
During the years ended December 31, 2020, 2021 and 2022, substantially all of the Group’s cryptocurrencies were held in custody by Matrixport Group, and the Group’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group.
In February 2021, the Group signed a loan agreement with Matrixport Group, pursuant to which the Group agreed to grant a revolving line of credit with a maximum amount of US$20 million charged with an annual interest of 12.5% by the Group, each tranche of credit utilized shall be repaid within 60 days. The credit line has expired, and the loan has been fully repaid in June 2021. The Group received an interest of approximately US$0.8 million associated with the loan.
In July 2022, the Group signed an agreement with Matrixport Group, which is the general partner of a limited partnership set up by the Matrixport Group, to subscribe a limited partner interest in the limited partnership and the capital commitment is amounting to US$20 million. The Group does not have control over the limited partnership. As of December 31, 2022, the capital contribution made by the Group to the limited partnership is US$17 million. The Group recorded approximately US$952,000 loss on change in fair value of financial assets at fair value through profit or loss for the year ended December 31, 2022.
During the years ended December 31, 2021 and 2022, the Group made non-secured lending to, and purchased non-principal guaranteed wealth management products from Matrixport Group in cryptocurrencies. The summary of transactions is as follows:
	Type of cryptocurrency	Amount in thousands of cryptocurrencies	Date of purchase / lending	Date of redemption / collection	Effective annual yield of return / interest rate
Loan	USDC	30,000	September 8, 2021	December 27, 2021	8.25%
Wealth management product – type A	USDT	30,000	October 20, 2021	December 28, 2021	13.00%
Wealth management product – type A	USDT	80,000	January 14, 2022	March 27, 2022	1.00%
Loan	USDT	15,000	April 1, 2022	June 28, 2022	5.83%
Loan	USDC	5,000	April 1, 2022	June 28, 2022	7.00%
Wealth management product – type A	USDT	10,000	April 15, 2022	June 17, 2022	3.06%
Loan	USDC	30,000	May 12, 2022	May 19, 2022	15.00%
Wealth management product – type B	USDT	10,000	June 17, 2022	June 28, 2022	5.70%
Wealth management product – type B	USDT	50,000	June 20, 2022	June 28, 2022	5.92%
Loan	USDC	80,000	July 1, 2022	September 28, 2022	4.13%
Loan	USDC	20,000	October 11, 2022	December 28, 2022	3.50%

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2022, the balances of cryptocurrency receivables and embedded derivative were both nil. The change in fair value of the cryptocurrencies lent or invested, and the embedded derivative relating to the wealth management product type A are immaterial as the arrangements are short term in nature and the quoted prices of USDT and USDC are relatively stable.
To facilitate the lending and wealth management products purchases, the Group purchased the aforementioned cryptocurrencies using approximately nil and US$286 million for the years ended December 31, 2021 and 2022, respectively. The total receipts from the collection of lending and redemption of wealth management products were disposed of by the Group for approximately US$61 million and US$302 million during the years ended December 31, 2021 and 2022, respectively.
21.   EARNINGS / (LOSS) PER SHARE
The calculation of basic earnings / (loss) per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares in issue for the year ended December 31, 2021 and 2022.
Diluted earnings / (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.
As the Group incurred losses for the year ended December 31, 2022, the potential ordinary shares related to the outstanding share awards exercisable into approximately 1.2 billion ordinary shares and convertible debt convertible into approximately 475 million ordinary shares were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive.
The following reflects the income and share data used in the basic and diluted earnings / (loss) per ordinary share computations:
	Years ended December 31,
In thousands of USD, except for the per share data	2020	2021	2022
Profit / (loss) attributable to ordinary equity shareholders of the Group	(55,826)	82,643	(60,366)
Weighted average number of ordinary shares outstanding (thousand shares)	12,662,126	12,662,126	12,662,126
Basic earnings / (loss) per share (In USD)	(0.00)	0.01	(0.00)
Profit / (loss) attributable to ordinary equity shareholders of the Group	(55,826)	82,643	(60,366)
Increase in profit attributable to ordinary equity shareholders of the Group resulted from conversion of convertible debt	—	1,223	—
Profit / (loss) attributable to ordinary equity shareholders of the Group for diluted EPS	(55,826)	83,866	(60,366)
Weighted average number of ordinary shares outstanding (thousand shares)	12,662,126	12,662,126	12,662,126
Adjusted for:
– Assumed conversion of convertible debt	—	210,681	—
– Assumed exercise of share awards	—	104,370	—
Weighted average number of shares outstanding for diluted EPS (thousand shares)	12,662,126	12,977,177	12,662,126
Diluted earnings / (loss) per share (In USD)	(0.00)	0.01	(0.00)

(1)
Each share of Class A ordinary shares, Series A preferred shares, Series B preferred shares and Series B+ preferred shares is

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
granted 1 vote and each share of Class B ordinary shares is granted 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of these preferred shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.
22.   SUPPLEMENTAL CASH FLOW INFORMATION
The non-cash investing and financing activities are as follows:
	Years ended December 31,
In thousands of USD	2020	2021	2022
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Liabilities assumed in connection with acquisition of mining machines from related party	9,302	—	7,212
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,174	47,178	7,270
Payment for purchase of mining machines in form of cryptocurrencies	—	11,986	4,805
Cryptocurrencies received on behalf of related parties	6,312	—	—
Cryptocurrencies paid on behalf of related parties	—	24,852	—
Lending made to a third party in form of cryptocurrencies	—	10,222	—
Collection of lending from a third party in form of cryptocurrencies	—	6,487	—
Lending made to related party in form of cryptocurrencies	—	30,015	150,025
Collection of lending from related party in form of cryptocurrencies	—	30,735	151,525
Purchase of wealth management products using cryptocurrencies	—	30,004	149,972
Redemption of wealth management products in form of cryptocurrencies	—	30,724	150,268
Receivable on disposal of property, plant and equipment	850	—	—
Liabilities assumed in connection with acquisition of property, plant and equipment	156	3,494	—
23.   SUBSEQUENT EVENTS
In January and April 2023, the Group granted a total of approximately 46,806,000 share awards in two batches to the designated recipients under the 2021 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at an exercise price of $0.03 per share. The share awards vest in five years, and the recipient shall continue to provide services to the Group by each vesting date.
In April 2023, the Group completed the business combination with BSGA and Bitdeer Technologies Group (“BTG”) via a multiple-merger structure (the “Business Combination”). Upon completion of the Business Combination, both the Group and BSGA became a wholly-owned subsidiary of Bitdeer Technologies Group (“BTG”), the ultimate holding company, and the then issued and outstanding shares of the Group were cancelled in exchange for newly issued shares of BTG at an exchange ratio of approximately 0.00858. The Business Combination is accounted for as a “reverse recapitalization” in accordance with IFRS. Under this method of accounting, the Group will be treated as the accounting acquirer for financial reporting purposes.
There were no other material subsequent events during the period from December 31, 2022 to the approval date of this consolidated financial statements on April 19, 2023.