Form 20-F
period 2022-12-31
Bitdeer Technologies Group
filed 2023-04-28
CIK 1899123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-41687

BITDEER TECHNOLOGIES GROUP

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1 outstanding ordinary share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐    No ☒

i

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

On April 14, 2023, Class A Ordinary Shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “BTDR.”

INTRODUCTION

Frequently Used Terms

In this annual report on Form 20-F (this “annual report”), unless the context otherwise requires, the “Company,” “Bitdeer” and references to “we,” “us,” or similar such references should be understood to be references to Bitdeer Technologies Group and its subsidiaries. When this annual report refers to “Bitdeer” “we,” “us,” or similar such references in the context of discussing Bitdeer’s business or other affairs prior to the consummation of the Business Combination on April 13, 2023, it refers to the business of Bitdeer Technologies Holding Company and its subsidiaries. Following the date of consummation of the Business Combination, references to “Bitdeer” “we,” “us,” or similar such references should be understood to refer to Bitdeer Technologies Group and its subsidiaries. References to “BSGA” should be understood to refer to Blue Safari Group Acquisition Corp.

Certain amounts and percentages that appear in this annual report may not sum due to rounding. Unless otherwise stated or unless the context otherwise requires, in this annual report:

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

“Bitdeer Shares” means the Bitdeer Ordinary Shares and the Bitdeer Preference Shares.

“Bitdeer Total Shares” means, as of immediately prior to the Acquisition Effective Time, (i) the sum of the number of issued and outstanding Bitdeer Shares (on an as-converted basis), (ii) the aggregate number of Bitdeer Shares (on an as-converted basis) issuable upon the settlement of all vested Bitdeer RSUs as of immediately prior to the Acquisition Effective Time (including after giving effect to the consummation of the Acquisition Merger or any acceleration of any unvested Bitdeer RSUs in connection with the consummation of the Acquisition Merger) and (iii) the aggregate number of Bitdeer Shares (on an as converted basis) issuable upon conversion of the Bitdeer Convertible Note.

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

“Closing Date” means April 13, 2023.

“COVID-19” means the novel coronavirus.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

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

“VAT” means value added tax.

Frequently Used Technical Terms

Unless otherwise stated or unless the context otherwise requires, in this annual report:

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

“XCH” means Chia.

“ZEC” means Zcash.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters set forth in the section entitled “Item 3. Key Information — D. Risk Factors” of this annual report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer readers in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This annual report also contains forward- looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Information.”

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

Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

●	The cryptocurrency industry in which we operate is characterized by constant changes. If we fail to continuously innovate and to provide solutions or services that meet the expectations of our customers, we may not be able to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.
●	Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.
●	The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.
●	Although we have an organic way of growing our mining fleets, our business is nevertheless capital intensive. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.
●	We may not be able to maintain our competitive position as cryptocurrency networks experience increases in the total network hash rate.

●	We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results.
●	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.
●	We have experienced and may experience in the future hash rate loss during our operations due to factors beyond our control.
●	We are subject to risks associated with our need for significant electric power and the limited availability of power resources, which could have a material adverse effect on our business, financial condition and results of operations.
●	Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.
●	Any loss or destruction of a private key required to access our cryptocurrency is irreversible. We also may temporarily lose access to our cryptocurrencies.
●	Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.
●	We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.
●	The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
●	We are subject to tax risks related to our multinational operations.
●	Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

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

Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020, the reward was further reduced to 6.25 Bitcoins. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services of us. As of the date of this annual report, the largest portion of our revenue was generated from our proprietary mining business and hash rate sales through Cloud Hash Rate, which are associated with Bitcoin mining. We may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.

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

There has been a substantial increase in the demand for electricity for cryptocurrency mining, and this has had varying impacts on local electricity supply. Additionally, we currently rely on renewable sources of power and plan to increase our reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day- ahead, hour-ahead, and real-time operating procedures.

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

We face risks including those related to:

●	a decline in the adoption and use of Bitcoin and other similar cryptocurrencies within the technology industry or a decline in value of cryptocurrencies;
●	increased costs of complying with existing or new government regulations applicable to cryptocurrencies and other factors;
●	a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;
●	any transition by our customers of blockchain hosting from third-party providers like the Company to customer-owned and operated facilities;
●	the rapid development of new technologies or the adoption of new industry standards that render us or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or their becoming insolvent;
●	a slowdown in the growth of the internet generally as a medium for commerce and communication;
●	availability of an adequate supply of new generation cryptocurrency mining equipment to enable us to mine cryptocurrencies at scale and for customers who want to purchase hash rate from us or host with us to be able to do so; and

●	the degree of difficulty in mining cryptocurrencies and the trading price of such assets.

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

To some extent, we currently rely on a single or a group of third-party suppliers and service providers to provide quality services to customers. Our brand and reputation may be harmed by actions taken by such third parties that are outside of our control. For example, we are currently contracting with one electricity supplier to support each of our mining datacenters in Norway, as well as Texas, Tennessee and Washington in the United States, respectively. Pursuant to our agreement with our electricity supplier for the mining datacenter in Hustadvika municipality, Norway, we agree to purchase power at the amount and price designated in the contract, during the period from January 1, 2022 to December 31, 2024, which is the term of this agreement. Pursuant to our agreement with our electricity supplier for the mining datacenter in Tydal municipality, Norway, we agree to purchase power at the amount and price designated in the contract, during the period from September 1, 2022 to December 31, 2024, which is the term of this agreement. Both agreements can be completely terminated with zero load ending at midnight of the final day in each quarter. Pursuant to our agreement with our electricity supplier for the mining datacenter in Texas, the supplier shall provide electricity to meet full electricity requirements of the two electricity service accounts identified by us. This contract is effective through December 31, 2027 and is terminable in the event of default. Pursuant to our agreement with our electricity supplier for mining datacenter in Tennessee, the supplier shall make power available to us in the amount designated in the contract. Valid through July 31, 2026, this contract is automatically renewed for additional five years upon expiration of the initial term, unless either party notifies the other in writing not less than 60 days prior to the expiration date of the initial term or any renewal term of its desire to terminate this contract on such expiration date. Pursuant to our agreement with our electricity supplier for mining datacenter in Washington, the supplier shall provide power and associated energy to meet our demand at rates that are subject to adjustment, modification, change or replacement from time to time. This contract remains effective until terminated upon six months prior written notice by us. While we believe that alternative suppliers are readily available in the market, changing to a new supplier may require additional costs and time. We also source mining machines from a wide variety of manufacturers and traders with whom we have built relationships over the years. The prices of mining machines were negotiated on an individual basis, and the agreements typically allow for termination upon either party’s uncured material breach, suspension of all or a substantial part of its business, deterioration of its financial position, or upon insolvency proceedings against either party. In addition, these agreements may include indemnification provisions either for benefit of us, or for benefit of the manufacturers and traders. Each agreement requires manufacturers and traders to repair or replace the defective part/component of mining machines at no charge to us. Despite the measures we have taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent they are unable to maintain their production facilities’ efficiency, supply sufficient products in a timely manner, or provide satisfactory products and services to our customers, which may be due to events that are beyond our or their control, such as manufacturing defects, we may suffer reputational damage, and our business, financial condition and results of operations may be materially and adversely affected. While we have not experienced such incidents that had a material adverse impact on our business as of the date of this annual report, as such incidents are beyond our control, there is no assurance that such incidents will not occur in the future regardless of the measures we have taken, and will take, to maintain the quality products and services provided by third-party suppliers and service providers. If we are unable to effectively address these risks, our brand image, reputation and financial performance may be materially and adversely affected.

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

We operate our business globally, with customers and suppliers located in various countries. As we continue to grow our business and expand our operations globally, we will continue to sell our products and services into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. Our global operation exposes us to a number of risks, including:

●	a limited customer base and limited sales and relationships with international customers;
●	difficulty in managing multinational operations;
●	competitors in overseas markets who have stronger ties with local customers and greater resources;
●	fluctuations in currency exchange rates;

●	challenges in providing customer products and services and support in these markets;
●	challenges in managing our overseas sales force and implementing sales strategies effectively;
●	unexpected transportation delays or interruptions or increases in international transportation costs;
●	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;
●	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions that may implicate cryptocurrency mining and other cryptocurrency activities;
●	difficulty in ensuring the compliance with the sanctions imposed by The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”), the European Union or the United Nations Security Council on various foreign states, organizations and individuals;
●	inability to obtain, maintain or enforce intellectual property rights in all the jurisdictions we operate in;
●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;
●	changes in a specific country or region’s political or economic conditions or policies; and
●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the worldwide populism trend that call for protectionism trade policy and potential international trade disputes, all of which could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our products and services and make us less competitive in such countries.

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

We plan to expand our footprints to more mining datacenters across the globe to increase our total capacity to approximately 1,524MW, including 179MW power supply currently under construction and 550MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction. Such expansion and construction require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. We may also experience quality control issues as we implement any upgrades in our hosting capacity through the installation and maintenance of chipsets and servers or new cooling technologies such as immersion and water curtain cooling. our business will be negatively impacted if we are unable to run our mining operations in a way that is technologically advanced, economically and energy- efficient and temperature controlled. If we are unsuccessful, we will damage our mining machines and the mining machines of third parties and the profitability of our mining operations.

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

Other third parties may file claims against us or our customers alleging that our products and services, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

●	cease the use of the infringing equipment, processes or technologies;
●	stop providing products and services to certain geographic areas;
●	pay substantial damages for infringement;
●	expend significant resources to develop non-infringing processes, technologies or products;
●	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
●	cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
●	pay substantial damages to our customers to disruption of products and services they subscribed or replace the type of series with non-infringing equipment involved.

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

On November 23, 2022, the governor of New York signed into law a two year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of- work digital asset mining operations. While this action does not directly impact our current operations, it may be the beginning of a new wave of climate change regulations aimed at preventing or reducing the growth of Bitcoin mining in jurisdictions in the United States, including potentially jurisdictions in which we now operate or may in the future operate. Such action could also demonstrate the beginning of a regional or global regulatory trend in response to environmental and energy preservation or other concerns surrounding crypto assets, and similar action in a jurisdiction in which we operate or in general could have a devastating effect on our operations. Any further enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, Norway, or any other domestic or foreign jurisdiction in which we conduct business could have a material adverse effect on our business, financial condition or results of operations.

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

Since December 2019, the outbreak of a novel strain of coronavirus disease known as COVID-19 has materially and adversely affected the global economy. The COVID-19 pandemic has caused series of consequences from many perspectives and may continue to have a prolonged impact by:

●	impairing our ability to renew and maintain our relationships with existing customers;
●	causing our existing customers to substantially reduce the quantity of products and services to which they subscribe, seek price concessions, or go out of business, any of which would harm our revenue;
●	resulting in some of our customers failing to comply with the terms of their agreements, including payment terms, due to economic uncertainty, financial hardship, and even failure of their businesses, which could result in us being required to take action to collect payments, terminate their subscriptions for our services, and increase accounts receivable and bad debt, any of which would increase our expenses and harm our revenue and results of operations;
●	making it more difficult for us to sell increased services or functionality to our existing customers;
●	delaying prospective customers’ decisions to subscribe to our solutions, increase the length of sales cycles, or slow the typical growth in the use of our solutions once customers have initially deployed our solutions;
●	harming our ability to effectively market and sell our solutions as a result of travel restrictions and social distancing orders;
●	delaying the introduction of enhancements to our solutions and market acceptance of any new features and products;

●	harming our ability to grow our worldwide sales and operations;
●	harming our ability to recruit, onboard and successfully integrate new employees, including members of our direct sales force;
●	impacting the health and safety of our employees, including our senior management team, and their ability to perform services;
●	causing our management team to continue to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effect on our business and workforce.

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

A consensus algorithm is the mechanism through which a blockchain network reach consensus. There are several types of consensus algorithms, the most common among which are Proof-of-Work (“PoW”), Proof- of-Stake (“PoS”), Delegated-Proof-of-Stake (“DPoS”), Proof-of-Space-Time (“PoST”), and Proof-of- Capacity (“PoC”). PoW is employed by Bitcoin and many other cryptocurrencies, according to which miners with higher computing power have better chances to find a valid solution for the next block. On the contrary, according to PoS, the creator of a new block is chosen in a deterministic way based on his or her stake, which is the number of coins he or she owns. As validation under PoS does not depend on computing power, PoS reduces the need for electricity and mining hardware. DPoS works similarly to PoS except it involves a voting and delegation mechanism to incentivize users to secure the network with their staked collateral. PoST and PoC are consensus mechanism algorithm used in blockchains that allows for mining devices in the network to use their available storage space and time to decide mining rights and validate transactions. PoST and PoC emerged as some of the many alternative solutions to the problem of high energy consumption in PoW systems and cryptocurrency hoarding in PoS systems.

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

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

●	it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
●	it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourself out as being engaged in those activities. We intend to hold ourself out as a cryptocurrency mining business. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.

While certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise cryptocurrencies that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the cryptocurrencies we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see the section entitled “— There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations.” If certain cryptocurrencies, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

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

Also, in March 2018, the South Carolina Attorney General Office’s Security Division issued a cease-and- desist order against Genesis Mining and Swiss Gold Global, Inc., stating that both companies were to stop doing business in South Carolina and are permanently barred from offering securities in the state in the future since they offered unregistered securities via cloud mining contracts under the South Carolina Uniformed Securities Act of 2005, S.C. Code Ann. § 35-1-101, et seq. (the order against Genesis Mining was subsequently withdrawn). Neither the Company nor, to our knowledge, Matrixport Group, has any direct or indirect relationship with these two companies.

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

The SEC has issued guidance and made numerous statements regarding the application of securities laws to cryptocurrencies. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for cryptocurrencies, were issued for the purpose of raising funds. The Report concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease- and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an “investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding cryptocurrencies in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of cryptocurrencies that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned recently in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well-established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance from the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. In an August 2021 interview, SEC Chairman Gensler signaled the SEC is contemplating a robust regulatory regime for cryptocurrencies and reiterated the SEC’s position that many cryptocurrencies are unregulated securities.

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

Our management and compliance personnel have limited experience handling a listed cryptocurrency mining- related services company, and our compliance program has a recent history only.

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

The market price of Class A Ordinary Shares may be volatile, and you may lose some or all of your investment.

The price of Class A Ordinary Shares may fluctuate due to a variety of factors, including:

●	changes in the industries in which we operate;
●	developments involving our competitors;
●	changes in laws and regulations affecting our business;
●	variations in our operating performance and the performance of our competitors in general;
●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	publication of research reports by securities analysts about us or our competitors or our industry;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	actions by holders in respect of any of their Class A Ordinary Shares;
●	additions and departures of key personnel;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

●	the volume of Class A Ordinary Shares available for public sale; and
●	general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, volatility in the markets, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability, and acts of war or terrorism.

In particular, the market price of Class A Ordinary Shares could be subject to extreme volatility and fluctuations in response to industry-wide developments beyond our control, such as continued industry-wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi. Although, as mentioned elsewhere in this annual report, we have no exposure to any of the cryptocurrency market participants that recently filed for Chapter 11 bankruptcy, or who are known to have experienced excessive redemptions, suspended redemptions or have crypto assets of their customers unaccounted for; and we do not have any assets, material or otherwise, that may not be recovered due to these bankruptcies or excessive or suspended redemptions; the price of Class A Ordinary Shares may still not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry and you may experience depreciation of price of Class A Ordinary Shares.

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

We are a “controlled company” within the meaning of  applicable Nasdaq listing rules as a result of  Mr. Jihan Wu’s controlling a majority of the voting power of our outstanding ordinary shares. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:

●	that a majority of the board of directors consists of independent directors;
●	for an annual performance evaluation of the nominating, corporate governance and compensation committees;
●	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

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

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

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

Bitdeer identified a material weakness in the design and operating effectiveness of its internal control over financial reporting with respect to the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), concerning in particular the control environment due to lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Bitdeer’s annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of this material weakness, accounting errors were identified in Bitdeer’s combined and consolidated statements of operations and comprehensive loss and cash flows for the years ended December 31, 2020 and 2021 primarily related to revenue presentation in relation to the sales of mining machine business and the cash flow presentation related to the disposal of cryptocurrencies earned from revenue arrangements. The revenue and cost of revenue on the combined statements of operations and comprehensive loss and the operating and investing cash flows on the combined statements of cash flows have been restated as included in this annual report. The material weakness could also result in other misstatements of Bitdeer’s accounts or disclosures, which may result in additional material misstatements in Bitdeer’s annual or interim financial statements that would not be prevented or detected.

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

We have not paid any dividend in the past, and investors may be dependent entirely on price appreciation of Class A Ordinary Shares for return on their investment subject to our future dividend policy.

We have not paid any dividend in the past. It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Therefore, investors should not rely on an investment in Class A Ordinary Shares as a source for any future dividend income.

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

Although not required and as may be changed from time to time, we intend to have a majority- independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We were created as Bitdeer Technologies Holding Company in January 2021 to separate the Cloud Hash Rate business, the proprietary mining business and the business of providing dynamic hosting solutions (collectively, the “Bitdeer Business”) and the mining pool business, including the ownership of and registration right to the domain name btc.com (the “BTC.com Pool Business” or “BTC”), following a corporate reorganization of BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”). The separation from Bitmain resulted in the transfer of certain assets, liabilities and contracts related to the Bitdeer Business and the BTC.com Pool Business at their historical book values from Bitmain to us on January 26, 2021, when Bitmain distributed by way of dividend in kind the shares of us to the then existing Bitmain shareholders and we and our subsidiaries began to operate on a stand-alone basis.

In February 2021, we established Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”) to separate the BTC.com Pool Business following a corporate reorganization of our group. The separation was consummated on April 15, 2021, when we distributed by way of dividend in kind the shares of Blockchain Alliance to the then existing shareholders of our group.

In April 2023, the Business Combination was completed, upon which Bitdeer Technologies Group became the ultimate corporate parent of our group, and the Class A Ordinary Shares were listed on the Nasdaq under the symbol “BTDR.” See the section entitled “Explanatory Note” in this annual report for additional information regarding the Company and the Business Combination. Certain additional information about us is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are set forth in Item 10 of this annual report.

Our registered office is c/o International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, and our principal executive office is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509. Our principal website address is https://www.bitdeer.com. We do not incorporate the information contained on, or accessible through, our websites into this annual report, and you should not consider it a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.Business Overview

The following discussion reflects the business of Bitdeer. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “Bitdeer” refer collectively to Bitdeer Technologies Holding Company and its subsidiaries.

Overview

We are a world-leading technology company for the cryptocurrency mining community. We mine cryptocurrencies for our own account and serve the cryptocurrency mining community by providing innovative, reliable and easy-to-use cryptocurrency mining solutions. Headquartered in Singapore, we currently operate five proprietary mining datacenters in the United States and Norway with an aggregate electricity capacity of 795MW as of March 31, 2023. From these mining datacenters, we generate managing hash rate which is categorized into proprietary and hosting hash rate. As of March 31, 2023, our proprietary hash rate reached 5.7 EH/s. Together with the 12.6 EH/s hosting hash rate generated from mining machines hosted in our mining datacenters, we possessed a total of 18.3 EH/s of managing hash rate as of March 31, 2023.

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

We source mining machines from a wide variety of manufacturers and traders with whom we have built robust relationships over the years. As a result, the majority of our mining machines are spot machines for the most recent and most commonly used models procured at a favorable price, which ensures high energy efficiency and stable hash rate supply both in quality and in quantum. We also engage in the sales of mining machines from time to time. We stay at the forefront of technology development. As a market player who is able to obtain a hash rate unit of 1TH/s through our hash rate slicing technology, we have been successfully maintaining a less than 1% fluctuation for 98% of our hash rate sales contracts as of March 31, 2023.

As of March 31, 2023, we generated 5.7 EH/s proprietary hash rate from our proprietary mining machines and operated mining datacenters with an aggregate electricity capacity of 795MW. Our revenue increased by 111.7% from US$186.4 million for the year ended December 31, 2020 to US$394.7 million for the year ended December 31, 2021. For the year ended December 31, 2022, our total net revenue was  US$333.3 million. We incurred net loss of US$55.8 million for the year ended December 31, 2020, generated net profit of US$82.6 million for the year ended December 31, 2021, and incurred net loss of US$60.4 million for the year ended December 31, 2022. Our adjusted EBITDA increased by 479.2% from US$48.7 million for the year ended December 31, 2020 to US$281.8 million for the year ended December 31, 2021. For the year ended December 31, 2022, our adjusted EBITDA was US$93.2 million. We incurred adjusted loss of US$55.8 million for the year ended December 31, 2020, and incurred adjusted profits of US$171.0 million and US$30.3 million for the year ended December 31, 2021 and 2022, respectively, where adjusted profit/(loss) is defined as profit/(loss) adjusted to exclude share-based payment expenses.

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

World’s leading scale of proprietary hash rate

As of March 31, 2023, our proprietary hash rate operated in our global mining datacenters reached 5.7 EH/s. Our proprietary hash rate provides us with a clear edge across our business lines and anchors our unique business model. High proprietary hash rate increases our chance of success in obtaining cryptocurrency rewards. It also allows a stable supply of hash rate products to our customers through Cloud Hash Rate. Leveraging our track record of operating the Cloud Hash Rate business, we boosted user confidence in our brand and were able to launch Hash Rate Marketplace as our hash rate retail platform in 2021. In addition to proprietary hash rate, we also generate hosting hash rate, the other category of our total managing hash rate, from mining machines that are hosted in our mining datacenters. Together with the 12.6 EH/s hosting hash rate, we managed a total of 18.3 EH/s hash rate as of March 31, 2023. As of March 31, 2023, we operated five proprietary mining datacenters in the United States and Norway to support our proprietary and hosting hash rate.

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

Ample power supply and low electricity cost secured by global mining datacenters

We strategically opened five mining datacenters in the United States and Norway. As of March 31, 2023, our mining datacenters had a power supply of 795MW. We plan to expand our footprints across the globe to increase our total electricity capacity to approximately 1,524MW, including 179MW power supply under construction and 550MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction. We expect to generate 100MW out of the 550MW power supply from Bhutan, where the construction of mining datacenter is expected to begin in the second quarter of 2023 and complete in the third quarter of 2023. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$50/MWh for the year ended December 31, 2022 and US$36/MWh for the three months ended March 31, 2023. Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch experience and capabilities in global mining datacenters deployment and operation. We pioneer in deploying and operating mining datacenters globally. With experience in site selection, facility design, construction and maintenance in over 30 locations around the globe, our dedicated global team for mining datacenter construction understands the critical needs of Bitcoin mining as well as the complex and constantly evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world. We are the first in the industry to develop the “PERT” approach to secure prime locations for our mining datacenters, which stands for a comprehensive site selection approach encompassing local electricity and cryptocurrency mining Policy, Electricity cost, Resources and connections, and Technical feasibility. We believe we can continue to apply this systematic approach, our insights and rich execution experience to global mining datacenter construction in the future, and hence achieve advantages in electricity capacity and electricity costs among our competitors.

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

●	Cloud Hash Rate. Through Cloud Hash Rate, customers enter into hash rate contracts with us to subscribe to the hash rate derived from our proprietary mining machines, saving themselves from purchasing, installing or hosting mining machines. Cloud Hash Rate features authentic and transparent hash rate products as users can track the hash rate output on their chosen third-party mining pool, easily ascertain that they receive the right value and receive payments directly from mining pools. With our hash rate slicing and hash rate scheduling technologies, we are able to maintain a less than 1% fluctuation for 98% of our hash rate contracts as of March 31, 2023, and provide our customers 100% continuous online computing power for series of cryptocurrencies, including Bitcoin, Filecoin, Litecoin, Nervos CKB, Zcash, etc., subject to stable electricity supply. We offer our customers various hash rate subscription plans, primarily under (i) “classic mode” and (ii) “accelerator mode”, which enables customers to shorten investment costs recovery cycle. After a user subscribes to a cloud hash rate plan, mining pool operators connect the cloud hash rate generated from our mining machines to blockchain network for a period specified in the cloud hash rate plan subscribed to and cryptocurrency rewards are delivered directly to the crypto wallet of the Cloud Hash Rate customer. For plans under “classic mode”, we generate revenue from fees paid to subscribe the hash rate as well as electricity, which maintains the mining machines that produce the subscribed hash rate. For hash rate subscription plans under “accelerator mode”, while customers enjoy lower hash rate subscription fees compared to “classic mode”, on top of the aforementioned hash rate and electricity subscription fees, we are also entitled to sharing part of the mining rewards net of the electricity cost the customer paid for once that customer’s investment cost is recovered, which is defined as the cumulative mining reward received from the mining pool equals the amount of hash rate subscription fees paid upfront and the electricity fee paid and used to date. This unique model of selling cloud hash rate allows us to smooth the impact of Bitcoin price volatility as our income from hash rate sales are less directly related to cryptocurrency price compared to proprietary mining. When Bitcoin price appreciates, we can capture part of the benefits as the demand of hash rate will be driven up; when Bitcoin price depreciates, we are still able to recover costs or generate revenue from hash rate sales. We use standard agreement with our customer for Cloud Hash Rate. We generated revenue of US$78.3 million, US$124.2 million and US$121.3 million for the year ended December 31, 2020, 2021 and 2022, respectively, from Cloud Hash Rate.
●	Hash Rate Marketplace. We connect supply of hash rate from mining machines owned by third parties, such as miners or mining datacenter owners, with our user base with hash rate demands, allowing such hash rate suppliers to access our large base of high-quality customers. With Hash Rate Marketplace, we offer a marketplace that is able to utilize excessive hash rate in the network and expand ways of monetization for third-party hash rate suppliers, accelerating their cash payback to support future expansion. For transactions completed on Hash Rate Marketplace, the third-party hash rate suppliers will be responsible for providing hash rate and post-sale services, pursuant to the negotiated terms between these third-party hash rate suppliers and customers, with which we have no involvement and we generate revenue by charging service fees. Revenue generated from Hash Rate Marketplace was immaterial prior to December 31, 2022.

Hosting

We offer three types of hosting services, Cloud Hosting, General Hosting and Membership Hosting, to meet customers’ diverse demands for professional hosting solutions and lower the prohibitive upfront investment costs associated with mining datacenter construction, deployment and operation.

●	Cloud Hosting. We provide retail miner customers with one-stop mining machine hosting solutions, enabling them to gain access to stable supply of computing power from specified mining machines in a capital-light manner. Through Cloud Hosting, users participate in a customer group, pay an upfront fee for the computing power produced by the specified mining machines, and subscribe to the hosting service for the same mining machines. As such, customers may enjoy the computing power derived from specified mining machines over the life of such mining machines to generate cryptocurrency rewards. Traditionally, a miner has to purchase and physically possess a mining machine, deploy and operate it in a mining datacenter in order to gain access to all the computing power generated from that specified mining machine. Cloud Hosting provides an innovative alternative by providing hosting service for the specified mining machines that produce computing power for the Cloud Hosting customers, saving the customers the need to pick up the mining machine, construct one’s own mining datacenter, and operate and deploy the mining machine. Specifically, we are responsible for the operation and maintenance of mining datacenter that hosts the mining machines, as well as mining machine operation, maintenance and repair. As such, we significantly lower the upfront investment and expertise threshold for retail miners, providing them with the same opportunity of cryptocurrency returns as major and sophisticated miners. We also provide complete set of cloud hosting technical solutions and resources to ensure operational efficiency. Our first-of-its-kind “group-buying” model allows retail miners to purchase the computing service from and maintenance service for as little as one mining machine, further lessening the upfront investment burden. Similar to the Cloud Hash Rate “accelerator mode” subscription plans, in 2021, we launched the “accelerated payback mode” for Cloud Hosting, where customers can enjoy a favorable rate for the upfront fee compared to “classic mode” (i.e., the traditional arrangement). Under the standard agreements with our customers for Cloud Hosting, we charge customers an upfront fee so they can secure the procurement of computing power from the specified mining machines. We also charge a maintenance fee for our electricity supply, daily maintenance and repair care. We are entitled to a portion of the mining profit of an “accelerated payback mode” customer after the customer recovers the investment cost, which is defined as the mining reward earned from the mining pool equals the upfront fee paid and the maintenance fee and other fees incurred to date. We generated revenue of US$2.9 million, US$7.6 million and US$12.7 million for the year ended December 31, 2020, 2021 and 2022, respectively, from Cloud Hosting. We did not generate any revenue from mining profit sharing from plans under Cloud Hosting’s “accelerated payback mode” for the years ended December 31, 2021 and 2022.
●	General Hosting. We offer hosting solutions to professional miner customers who send their mining machines to our mining datacenters for hosting. Specifically, we provide server room, professional support from technical and managerial personnel, supporting power, network and security monitoring facilities, among others, and carry out routine maintenance, system configurations, troubleshooting and daily reporting to ensure a smooth operation of the hosted mining machines. At the customers’ option, we also provide assistance for deployment, installation and removal of hosted mining machines and repairment of mining machines. Under the standard agreements with General Hosting customers, we charge monthly service fees, which include costs of operating and maintaining the mining machines, costs of electricity and other costs mainly related to mining machine deployment and repair. We generated no revenue prior to December 31, 2020 and revenue of US$18.3 million and US$99.3 million for the year ended December 31, 2021 and 2022, respectively, from General Hosting.

●	Membership Hosting. We offer a membership program for large-scale miner customers who seek stable, long-term supply of hosting capacity and send their mining machines to our mining datacenters for hosting purpose. Unlike General Hosting where the customer’s access to mining datacenter capacity is subject to the availability of such capacity at the time the request was raised, a customer under Membership Hosting will be designated of certain capacity (i.e., designated capacity) exclusive for use by such customer, by signing a standard membership program agreement. We also provide other program benefits, if available, to customers under Membership Hosting, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining machine management services, than the prevailing price in the local market. We charge an upfront fee for such program benefits. We also provide management services, such as infrastructure, custody, and utility, for the mining machines of a Membership Hosting customer up to designated capacity, pursuant to a separate management services agreement, and charge management services fee. We also charge additional fee, at our stand-alone selling price, for the subscription of our mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period. For our Membership Hosting contracts, payment terms are individually negotiated and may differ among customers. Through this membership program, we seek to facilitate risk control and stable hosting income from large-scale miner customers by providing them reliable and long-term hosting capacity. We also intend to leverage our Membership Hosting to facilitate the growth of Hash Rate Marketplace as we encourage some of the Membership Hosting customers to become hash rate suppliers on our Hash Rate Marketplace. We generated no revenue prior to December 31, 2021 and revenue of US$26.1 million for the year ended December 31, 2022, from Membership Hosting.

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

As of the date of this annual report, we do not have any outstanding cryptocurrency lending to Matrixport Group or any outstanding wealth management product purchased from Matrixport Group or otherwise. All lending or wealth management products previously purchased from Matrixport Group had been fully collected or redeemed by December 31, 2022. In light of recent concerns over the lack of regulations with regards to digital asset based products in general, we do not anticipate entering into any digital asset based lending or wealth management products with Matrixport Group or otherwise in the foreseeable future.

We are open to more options to generate additional income by leveraging our cryptocurrencies and fiat currencies in the future; however, we prioritize our operating activities in terms of cash usage and will ensure that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report. We do not anticipate to engage in crypto lending or investing activities in the foreseeable future. We monitor our investments closely and limit our exposure to the investment risk by including in our operation strategy the requirements to invest only in robust wealth management products.

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

However, such framework adopted by us to determine whether certain digital assets are “securities” involves risk-based judgements by us, is not based on a legal standard or determination binding on any regulatory body, and therefore is inherently associated with a number of risks. As of the date of this annual report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. It is possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Thus, a particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” It will then likely become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non- security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars.

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

Our Proprietary Mining Datacenters

We have built and currently operate three proprietary mining datacenters in the United States and two in Norway with an aggregate electricity capacity of 795MW in use as of March 31, 2023. We have initiated the expansion of our existing mining datacenters and expect to achieve access to a total electricity capacity of 1,524MW thereafter. The locations of our mining datacenters in use, under construction and “in the pipeline,” as of March 31, 2023, are illustrated in the diagram below.

(1)	As of March 31, 2023, 179MW capacity under construction to be completed
(2)	As of March 31, 2023
(3)	“In the pipeline” includes 550MW power supply contracted or negotiated but not yet under active construction
•

Texas Mining Datacenter. Our mining datacenter in Rockdale, Texas became operational in February 2019 and had 563MW electricity capacity in use and 179MW electricity capacity under construction as of March 31, 2023.

•

Norway Mining Datacenters. Our mining datacenters in Fræna municipality (Molde mining datacenter) and Tydal municipality (Tydal mining datacenter), Norway became operational in December 2019 and had 134MW electricity capacity in use as of March 31, 2023. We plan to add additional 175MW of electricity capacity from the expansion of facilities of the mining datacenter in Tydal, Norway.

•	Tennessee Mining Datacenter. Our mining datacenter in Knoxville, Tennessee became operational in May 2020 and had 86MW electricity capacity in use as of March 31, 2023.
•	Washington Mining Datacenter. Our mining datacenter in Pangborn, Washington became operational in May 2018 and had 13MW electricity capacity in use as of March 31, 2023.

We have accumulated knowledge and expertise in the global landscape of electric power supply, which enables us to select prime locations to construct mining datacenters. Currently, we expect to open additional mining datacenters in Ohio and Bhutan and are negotiating power supply for these sites, as illustrated in the diagram above. In particular, we expect to generate 100MW out of the 550MW power supply “in the pipeline” from Bhutan, where the construction of mining datacenter is expected to begin in the second quarter of 2023 and complete in the third quarter of 2023. We are also exploring other sites for constructions of our mining datacenters with an initial focus on North America, Northern Europe, Central Asia and Southeast Asia.

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

Energy

We have built, and will continue to make significant investment in building strong partnerships with local electricity experts and power enterprises. Through these partnerships, we reached an average electricity cost of our proprietary mining datacenters to US$50/MWh for the year ended December 31, 2022 and US$36/MWh for the three months ended March 31, 2023. We entered into electric power supply agreements with electricity suppliers to secure low electricity costs for our mining datacenters in Rockdale, Texas and in Norway.

We consider environmental protection vitally important and have implemented measures in the operation of our business, in particular mining datacenters, to ensure our compliance with all applicable laws and regulations in the United States, Norway and other applicable jurisdictions. Our hash rate expansion strategy is energy conscious. We constantly monitor the operation of our mining machines and replace old mining machines models with new ones periodically to optimize energy efficiency. As a result, we successfully lowered our average energy consumption from 47.3j/T as of December 31, 2020 to 39.2j/T as of December 31, 2021, to 36.5j/T as of December 31, 2022 and further to 34.5j/T as of March 31, 2023. Through years of experience in and deep insight into the global power supply market, we are able to discover outstanding mining construction resources that are both cost-efficient and environmentally friendly.

We stick with high environmental, social and governance (ESG) standards and strive to constantly increase the ratio of power supply generated from carbon-free energy. The ratio of our carbon-free power supply reached approximately 62% as of March 31, 2023, and is expected to be remain at around 59% upon completing the construction of all mining datacenters “in the pipeline”. The ratio of our carbon-free power supply, as used herein, represents the weighted average ratio of carbon-free power supply at our datacenters, weighting in the respective electricity capacity at each datacenter. To be more specific, it is calculated by dividing (x) the sum of ratio of carbon-free power supply multiple by electricity capacity at each of our datacenters, by (y) the total electricity capacity contributed by all our datacenters.

According to the latest available statistics regarding energy structure of power supply from respective local authorities or suppliers as of March 31, 2023, (i) the power supply in our mining datacenter in Pangborn, Washington was 100% carbon-free, almost entirely supported by hydroelectric resources, (ii) the power supply in our mining datacenters in Molde and Tydal, Norway was 100% carbon-free, primarily supported by wind and hydroelectric resources, (iii) the power supply in our mining datacenter in Rockdale, Texas was approximately 52% carbon-free, supported by clean energy resources such as wind, nuclear, solar and hydroelectric, as well as traditional energy resources such as gas and coal, and (iv) the power supply in our mining datacenter in Knoxville, Tennessee was approximately 60% carbon-free, supported by clean energy resources, such as unclear, hydroelectric and solar, as well as traditional energy resources such as clean- burning natural gas units. To further improve the ratio of our carbon-free power supply, we intend to engage a carbon offset strategy consultant to formulate a carbon emissions offsetting plan for our mining datacenters in Texas.

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

●	Hash rate slicing. We supply our customers the subscribed amount of hash rate by first dividing hash rate into “time slices,” each encompasses a certain number of calculations over a period of time. Through hash rate slicing, hash rate is divided into “time slices” by algorithm instead of by manual intervention and then submitted to multiple mining pool accounts to support multiple users. Our ability to generate a minimum hash rate unit of 1TH/s enables us to adjust hash rate allocation accurately and dynamically, and optimize operating metrics automatically in order to minimize fluctuations in terms of quantum in hash rate supply under Cloud Hash Rate.
●	Hash rate scheduling. We are able to achieve redeployment of hash rate across different mining machines through hash rate scheduling. When a single machine fails, hash rate from other mining machines can be instantly dispatched to ensure timing stability of hash rate supply. As a result, we are able to maintain a hash rate online rate of 100% under Cloud Hash Rate.
●	Real-time monitoring. Minerplus supports efficient and constant monitoring, automated operation and maintenance as well as data analysis for mining machines of different models under different brands, located in mining datacenters of different sizes in different locations. We have developed a highly efficient monitoring model adopting a procedure of prediction — feature analysis — data processing — reverse operation, which is able to accurately identify and quickly scan the monitored objects, and return operating data of the mining machine in real-time.
●	Clean energy. We have taken various measures to increase the ratio of clean energy in support of the operations of our mining datacenters. As of March 31, 2023, our non-carbon energy supply ratio was approximately 62%. Our research and development team has started the feasibility assessment of the use of solar power to support our mining datacenters. We have also spent considerable efforts in minimizing the impact on the local environment. For example, instead of building new plants from the ground, we renovated abandoned or deserted plants on sites when constructing our mining datacenters in Tennessee and Texas. See the section entitled “— Energy” above for more details.

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

Intellectual Property

As of March 31, 2023, we owned eight registered patents, 11 registered copyrights, 151 registered trademarks and 196 registered domain names. We are also in the process of applying for nine registered patents. The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the foregoing, is important to the success of our business. We seek to protect our intellectual property rights by filing applications in various patent, trademark and other government offices, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We have routinely entered into confidentiality and invention disclosure and assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

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

Government regulation of blockchain and cryptocurrencies is under active consideration by the United States federal government via its agencies and regulatory bodies, as well as by similar entities in other countries and transnational organizations, such as the European Union. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi- governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain cryptocurrencies as “securities” subject to regulation by the SEC.

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

Upon consummation of the Business Combination, Bitdeer and BSGA became wholly-owned subsidiaries of the Company. The following diagram depicts a simplified organizational structure of the Company as of the date hereof. These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

		% of Ownership Interest Held by
Name*	Jurisdiction	Bitdeer Technologies Group
Bitdeer Technologies Holding Company	Cayman Islands	100%
STRAITDEER PTE. LTD.	Singapore	100%
Sharpening Technology Limited	British Virgin Islands	100%
Bitdeer Technologies Limited	Hong Kong	100%
Bitdeer Netherlands B.V.	Netherlands	100%
Bitdeer Norway AS	Norway	100%
Norway Hash Technologies AS	Norway	100%
Bitdeer Inc.	United States of America	100%
Bitdeer Equipment (Canada) Inc.	Canada	100%
Carpenter Creek. LLC	United States of America	100%
Ant Creek, LLC	United States of America	100%
Dory Creek, LLC	United States of America	100%
Z Engineers, LLC	United States of America	100%
Bitdeer Sales (USA) Inc.	United States of America	100%
Brock Creek LLC	United States of America	100%

*

Other subsidiaries of the Company, including BSGA, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Business Combination.

D.	Property, Plants and Equipment

Our principal executive offices are located at #09-03/04, Aperia Tower 1, 8 Kallang Avenue, Singapore 339509, where we lease an approximately 440 square meters facility. This facility houses our administrative headquarters and research and development center. We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations. For our proprietary mining datacenters, see the section entitled “Item 4. Information on the Company –– B. Business Overview––Our Proprietary Mining Datacenters.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

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

Hash Rate

We believe hash rate is an important metric for assessing the strength of our business. “Hash rate” is a measure of computational power that is being used to mine and process transactions on a PoW blockchain, such as Bitcoin, representing the number of calculations per second that can be performed. Cryptocurrency mining is a competitive process in that only the first miner who solves a particular mining puzzle through numerous calculations can get the mining reward. Accordingly, the more hash rate we possess, as a percentage of the entire network hash rate for a particular cryptocurrency, the higher possibility we have in resolving a block on the network blockchain, and hence a greater chance of success in obtaining cryptocurrency rewards. We calculate and report our hash rate in EH/s. One exahash equals one quintillion hashes per second. As of March 31, 2023, we possessed proprietary hash rate of 5.7 EH/s.

Electricity Capacity

Electricity capacity is another key metric to evaluate our business and operation given the energy intensive nature of cryptocurrency mining. Cryptocurrency mining is conducted through intensive computations, and the generation of the hash rate used in such computations requires large amounts of electricity. As a result, the growth of our business, such as proprietary mining and hash rate sales through Cloud Hash Rate, relies on a sustainable and increasing supply of a significant amount of electricity, which is currently supported by our proprietary mining datacenters. As of March 31, 2023, our electricity capacity was 795MW.

Electricity Cost

As our business operations consume a large amount of electricity and electricity cost in operating mining machines accounts for a significant portion of our overall cost of revenue, we strive to maintain our leadership position in the global electricity cost curve by building mining datacenters worldwide, where low electricity cost supports stable operations. As such, we see electricity cost a key indicator of our business performance. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$50/MWh for the year ended December 31, 2022 and US$36/MWh for the three months ended March 31, 2023.

Non-IFRS Financial Measures

In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess our operating performance. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share- based payment expenses under IFRS 2, and define adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2. We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) for the periods, as determined in accordance with IFRS.

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

However, there are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media. These factors have contributed to the depreciation of Bitcoin. For example, recent industry-wide developments, including the continued industry- wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi, have led to a drop in Bitcoin price. The Bitcoin price has dropped significantly from its last peak on November 9, 2021 to US$15,986 on November 22, 2022, its lowest point since the last peak, and returned to US$29,923, as of April 18, 2023.

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

Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch global mining datacenters deployment and operation experience and capabilities. We pioneer in deploying and operating mining datacenters globally. Our dedicated global team for mining datacenter construction understands the critical needs of mining as well as the complex and continuously evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world, giving us a clear advantage in mining datacenter construction, and hence in electricity capacity and electricity costs among our competitors. We were able to optimize our electricity cost structure and reach an average electricity cost of our proprietary mining datacenters to US$50/MWh for the year ended December 31, 2022 and US$36/MWh for the three months ended March 31, 2023. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.

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

Regulatory environment

We are a leading cryptocurrency mining service provider with a strong global presence. As of March 31, 2023, we operated five prime mining datacenters in the United States and Norway and had served users across over 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. Each of our business lines is subject to government regulation in each jurisdiction in which we operate and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.

Impact of COVID-19

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020, and the subsequent restrictive measures imposed by the governments around the world have caused disruption to businesses and resulted in significant global economic impacts. COVID-19 has also historically impacted the payment efficiency of certain of our customers. The effects the pandemic are subsiding and we, at present, are conducting business and operations as usual. As of the date of this annual report, these impacts have not had a significant effect on our financial results or operations and liquidity. See the section entitled “Item 3. Key Information — D. Risk Factors — The COVID-19 pandemic has brought a significantly negative impact on the global economy, industry and market conditions. The ongoing development and the global control on the pandemic are unclear, which may increase the instability of Bitdeer’s development, materially and adversely affecting Bitdeer’s results of operations” for further details regarding risks related to the COVID-19 pandemic.

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

Compensation Expenses Incurred by Mining Datacenter Personnel

The compensation expenses incurred by mining datacenter personnel consists primarily of (i) share- based payment expenses related to mining datacenter personnel as a result of the grant of options under the 2021 Share Incentive Plan and (ii) staff costs, including salaries, wages and other benefits in relation to mining datacenter personnel.

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

Results of Operations

The following tables summarizes our results of operations, revenue breakdown, and expenses by nature for the years ended December 31, 2020, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the years indicated:

	For the Year Ended December 31
	2020	2021	2022
	(Restated)
	US$	US$	US$

	(in thousands)
Revenue	186,387	394,661	333,342
Cost of revenue	(209,564)	(153,255)	(250,090)
Gross profit/(loss)	(23,177)	241,406	83,252
Selling expenses	(5,567)	(8,448)	(11,683)
General and administrative expenses	(20,268)	(89,735)	(93,453)
Research and development expenses	(9,790)	(29,501)	(35,430)
Other operating incomes / (expenses)	(2,045)	14,625	(3,628)
Other net gain / (loss)	(2,560)	2,483	357
Profit / (loss) from operations	(63,407)	130,830	(60,585)
Finance income / (expenses)	(380)	59	(4,181)
Profit / (loss) before taxation	(63,787)	130,889	(64,766)
Income tax benefit / (expenses)	7,961	(48,246)	4,400
Profit / (loss) for the year	(55,826)	82,643	(60,366)

The following table sets forth a breakdown of our revenue, for the years indicated.

	For the Year Ended December 31,
	2020
	(Restated)		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenue
Proprietary mining	88,493	47.5	191,693	48.6	62,359	18.7
Cloud hash rate	78,288	42.0	124,205	31.5	121,341	36.4
Hash rate subscription	31,389	16.8	53,952	13.7	77,862	23.3
Electricity subscription	45,242	24.3	35,113	8.9	39,525	11.9
Additional consideration from Cloud Hash Rate arrangements offered under accelerator mode	1,657	0.9	35,140	8.9	3,954	1.2
Sales of mining machines	15,844	8.5	45,693	11.6	705	0.2
Cloud Hosting arrangements(1)	2,929	1.6	7,568	1.9	12,723	3.8
General Hosting	—	—	18,312	4.6	99,251	29.8
Membership hosting	—	—	—	—	26,056	7.8
Others(2)	833	0.4	7,190	1.8	10,907	3.3
Total revenue	186,387	100.0	394,661	100.0	333,342	100.0

(1)	We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under “accelerated payback mode” for the years ended December 31, 2020, 2021 and 2022.
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

•

Revenue generated from Cloud Hash Rate decreased by 2.3% from US$124.2 million for the year ended December 31, 2021 to US$121.3 million for the year ended December 31, 2022, which was mainly attributable to an increase in (i) revenue from hash rate subscription and (ii) revenue from electricity subscription, offset by a decrease in revenue from additional consideration from acceleration plan arrangements. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. As a result, revenue from hash rate subscription for the year ended December 31, 2022 did not only consist of new sales during the year ended December 31, 2022 but also the amortized revenue from sales before 2022 and that captured the Bitcoin price appreciation during 2021. With the gradual expiration of the hash rate subscription, we have also slightly decreased hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, from 2.0EH/s for the year ended December 31, 2021 to 1.8EH/s for the year ended December 31, 2022. The increase in electricity subscription was as a result of increase in electricity price in 2022 for existing customers of Cloud Hash Rate. The decrease in revenue from additional consideration from Cloud Hash Rate arrangements offered under accelerator mode was due to the expiration of our existing revenue sharing arrangements subscribed in the prior year and a delay in reaching the condition for revenue sharing due to generally longer subscription periods and lower-than- expected mining rewards.

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

●	Depreciation of mining machines decreased by 33.3% from US$43.9 million for the year ended December 31, 2021 to US$29.3 million for the year ended December 31, 2022, primarily because (i) a significant number of the mining machines procured prior to 2021 as a result of our expanded hash rate capacity are fully depreciated by 2021, and (ii) we changed the useful life for mining machines from one year to two years for the mining machines of newer models that were purchased starting from July 2021, which leads to lower depreciation afterwards.

●	Electricity cost in operating mining machines increased by 138.9% from US$58.4 million for the year ended December 31, 2021 to US$139.5 million for the year ended December 31, 2022, which was attributed to the increased overall energy consumption related to the expansion of our mining datacenter operations in North America and Norway.
●	Cost of mining machines sold and accessories sold decreased by 83.3% from US$6.0 million for the year ended December 31, 2021 to US$1.0 million for the year ended December 31, 2022, primarily driven by the decrease in the number of mining machines we sold for the year ended December 31, 2022 as we had sold most of our mining machines of older models for the year ended December 31, 2021. We currently do not expect to sell mining machines in the near-future.
●	Salaries, wages and other benefits attributed to cost of revenue increased by 89.4% from US$9.4 million for the year ended December 31, 2021 to US$17.8 million for the year ended December 31,2022, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees as a result of the expansion of our mining datacenter operations in North America.
●	Depreciation of property, plant and equipment attributed to cost of revenue increased by 114.3% from US$14.0 million for the year ended December 31, 2021 to US$30.0 million for the year ended December 31, 2022, primarily as a result of the expansion of our mining datacenters and mining facilities in North America and Norway.

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

Comparison of Years Ended December 31, 2020 and 2021

Revenue

Our revenue increased by 111.7% from US$186.4 million for the year ended December 31, 2020 to US$394.7 million for the year ended December 31, 2021.

●	Revenue generated from our proprietary mining business increased by 116.6% from US$88.5 million for the year ended December 31, 2020 to US$191.7 million for the year ended December 31, 2021. The change was mainly driven by price appreciation of Bitcoin, the most significant type of cryptocurrency involved in our business operation, partially offset by a decrease in the number of Bitcoin mined, primarily resulting from the Bitcoin halving event on May 11, 2020 and a slight decrease in the hash rate allocated to proprietary mining. The average price of Bitcoin for the year ended December 31, 2021 was US$47,385 compared to US$11,057 for the year ended December 31, 2020, representing an increase of 328.5%, according to Frost & Sullivan. The hash rate used for proprietary mining, calculated on a twelve-month monthly average basis, was approximately 2.2EH/s for the year ended December 31, 2021, which was slightly decreased compared to 2.3EH/s for the year ended December 31, 2020.
●	Revenue generated from Cloud Hash Rate increased by 58.7% from US$78.3 million for the year ended December 31, 2020 to US$124.2 million for year ended December 31, 2021, which was mainly attributable to the increase in (i) revenue from additional consideration from acceleration plan arrangements and (ii) revenue from hash rate subscription, partially offset by a decrease in electricity charges as a result of lower hash rate allocated to Cloud Hash Rate in 2021. The increase in revenue generated from additional consideration from acceleration plan arrangements was due to the launch of subscription plans under “accelerator mode” in 2020, an increase in the number of customers who recovered their investment costs in 2021 as well as Bitcoin price appreciation. The increase in revenue from hash rate subscription was mainly driven by the higher sales price of hash rate subscription and the higher demand for Cloud Hash Rate, both of which were primarily attributable to (i) Bitcoin price appreciation, and (ii) our increased brand recognition as a result of our expanding scale of operations as well as diverse hash rate subscription plans and high-quality hash rate. The hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, was approximately 2.0EH/s for the year ended December 31, 2021, which was slightly decreased compared to 2.1EH/s for the year ended December 31, 2020.

●	Revenue generated from sales of mining machines increased by 188.4% from US$15.8 million for the year ended December 31, 2020 to US$45.7 million for the year ended December 31, 2021, which was mainly attributable to the higher sales price of mining machines driven by Bitcoin price appreciation, offset by the decrease in the number of mining machines we sold in 2021.
●	Revenue generated from Cloud Hosting increased by 158.4% from US$2.9 million for the year ended December 31, 2020 to US$7.6 million for the year ended December 31, 2021, which was mainly attributable to an increase in the customer base of Cloud Hosting following the launch of Cloud Hosting service in 2020.
●	Revenue generated from General Hosting increased from nil for the year ended December 31, 2020 to US$18.3 million for the year ended December 31, 2021, primarily driven by (i) professional miners’ higher demand for hosting services in 2021, (ii) the increase in mining site capacity as a result of the expansion of our mining datacenter operations and (iii) our efforts to attract more hosting customers to diversify our revenue stream.

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

●	Depreciation of mining machines decreased by 55.3% from US$98.1 million for the year ended December 31, 2020 to US$43.9 million for the year ended December 31, 2021, primarily because (i) the mining machines procured at the beginning of 2020 as a result of our expanded hash rate capacity contributed large depreciation amount for the year ended December 31, 2020, and are fully depreciated by the first half of 2021 as those mining machines were depreciated in one year on a straight-line basis, and (ii) we changed the useful life for mining machines from one year to one to two years for the mining machines of newer models that were purchased in 2021 starting from July 2021, which leads to lower depreciation for the year ended December 31, 2021.
●	Electricity cost in operating mining machines decreased by 18.9% from US$72.1 million for the year ended December 31, 2020 to US$58.4 million for the year ended December 31, 2021, primarily driven by the lowered overall energy consumption of 39.2 j/T as of December 31, 2021, compared to 48 j/T as of December 31, 2020 for our mining machines, partially offset by the increase in managing hash rate calculated on a twelve-month average basis from approximately 4.6EH/s for the year ended December 31, 2020 to approximately 5.7EH/s for the year ended December 31, 2021.
●	Cost of mining machines sold decreased by 65.9% from US$17.5 million for the year ended December 31, 2020 to US$6.0 million for the year ended December 31, 2021, primarily driven by (i) the lower carrying book value of the mining machines sold in 2021 as the mining machines sold in 2021 were used for a longer period with most of their costs depreciated compared to the ones sold in 2020 and (ii) decrease in the number of mining machines sold in 2021.
●	Share-based payment expenses attributed to cost of revenue increased from nil for the year ended December 31, 2020 to US$10.4 million for the year ended December 31, 2021, which was due to the grant of options under the 2021 Share Incentive Plan to mining datacenter personnel in the second half of 2021.
●	Salaries, wages and other benefits attributed to cost of revenue increased by 99.4% from US$4.7 million for the year ended December 31, 2020 to US$9.4 million for the year ended December 31, 2021, which was due to the increase in salaries, wages and other benefits to mining datacenter personnel as a result of the expansion of our mining datacenter operations.
●	Depreciation of property, plant and equipment attributed to cost of revenue increased by 47.0% from US$9.5 million for the year ended December 31, 2020 to US$14.0 million for the year ended December 31, 2021, primarily attributable to our expansion of the mining datacenter.

Selling Expenses

Our selling expenses increased by 51.8% from US$5.6 million for the year ended December 31, 2020 to US$8.4 million for the year ended December 31, 2021, primarily due to the US$5.2 million increase in share- based payment expenses attributed to selling expense as a result of the grant of options to sales personnel under the 2021 Share Incentive Plan in the second half of 2021, partially offset by US$1.4 million decrease in staff costs, including salaries, wages and benefits to sales personnel and the US$1.3 million decrease in advertising expenses, as we conducted fewer marketing activities. As a result of price appreciation of Bitcoin, the most significant cryptocurrency involved in our business operation, and wider market recognition of our brand name, we are able to achieve satisfying sales performance without engaging in proactive marketing activities.

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

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of US$231.4 million and fiat currency investment of US$31.1 million in unlisted debt instruments, redeemable on demand. Since our separation from Bitmain, we have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report. Our cash and cash equivalents decreased to US$231.4 million as of December 31, 2022 from US$372.1 million as of December 31, 2021, primarily attributable to our active construction of mining datacenters in North America and Norway, purchase of investment property assets through the acquisition of Asia Freeport Holdings Pte. Ltd. and investment in unlisted equity and debt instruments. Our cash and cash equivalents increased from US$44.8 million as of December 31, 2020 to US$372.1 million as of December 31, 2021, primarily attributable to the increase in adjusted EBITDA, which is a non-IFRS financial measure defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2. A reconciliation of profit/(loss), the most comparable IFRS measure, to adjusted EBITDA is set forth in “— Non-IFRS Financial Measures” above.

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

We believe the accounting policies related to the depreciation of mining machines, cryptocurrency accounting, revenue from the proprietary mining business, income taxes, share-based payments, fair value of financial assets at fair value through profit or loss, and assessment of the asset acquisition for the years ended December 31, 2020 and 2021 and 2022 involve significant judgments and estimates used in the preparation of our financial statements. Our use of judgements and estimates is disclosed in the Note 3 and the related accounting policies are disclosed in Note 2 to the consolidated financial statements included elsewhere in this annual report. When reviewing our financial statements, you should consider our selection of critical accounting policies, our significant judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. You should read the descriptions of these significant judgments and estimates in conjunction with other disclosures included in this annual report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors and executive officers as of the date of this annual report are as follows.

Name	Age	Position
Jihan Wu	37	Chairman of the Board
Linghui Kong	41	Director and Chief Executive Officer
Xiaoni Meng	38	Director
Jianchun Liu	45	Director and Chief Financial Officer, Business Operations
Huaxin Wen	43	Chief Financial Officer, Capital Market
Naphat Sirimongkolkasem	33	Director
Sheldon Trainor-Degirolamo	59	Director
Guang Yang	40	Director

Jihan Wu has served as the sole director of Bitdeer and then Chairman of our board of directors since January 2021. He co-founded BitMain Technologies Holding Company (“BitMain”) in 2013, and served as the Chairman and Chief Executive Officer of BitMain from September 2018 to January 2021. Mr. Wu has been a director of Matrixport Group since 2019. Mr. Wu obtained dual bachelor’s degrees in both Economics and Psychology from Peking University in 2009.

Linghui Kong has served as the Chief Executive Officer of Bitdeer and then our Chief Executive Officer since January 2021. Mr. Kong also served on our board of directors since March 2023. He served as the head of Application Software Department of BitMain from April 2018 to December 2020. Prior to that, Mr. Kong served as a senior software architect of Tencent Technology Beijing Co., Ltd. from April 2011 to March 2018. Mr. Kong obtained a master’s degree in Telecommunication and Information System from Beijing University of Posts and Telecommunications in 2008 and a bachelor’s degree in Telecommunication Engineering from Beijing University of Posts and Telecommunications in 2005.

Jianchun Liu has served as the Chief Financial Officer of Bitdeer and then our Chief Financial Officer since January 2021, responsible for business operations. Mr. Liu also served on our board of directors since March 2023. He has been a director of BitMain since January 2021. Prior to that, Mr. Liu served as the financial director of BitMain from 2016 to 2021. Mr. Liu obtained an MBA from University of Chinese Academy of Sciences in 2017 and a bachelor’s degree in Economics from Renmin University of China in 2000.

Huaxin Wen has served as the Chief Financial Officer of Bitdeer and then our Chief Financial Officer since April 2021, responsible for capital market. He served as a financial officer of Fangdd Network Group Ltd. (Nasdaq: DUO), a property technology company, from 2014 to 2021. Prior to that, Mr. Wen served as a senior manager of KPMG Huazhen LLP, one of the big four accounting firms, from 2009 to 2014. Mr. Wen obtained a bachelor’s degree of Arts in English from South China University of Technology in 2001.

Xiaoni Meng has served on our board of directors since March 2023. She has served as Vice President of BIT Mining Limited (NYSE: BTCM), a cryptocurrency enterprise publicly traded on New York Stock Exchange, from April 2021 to April 2022. Ms. Meng served as the head of mining cloud department of Bitdeer from January 2021 to March 2021. Prior to that, Ms. Meng led the operation of cloud mining business of BitMain from July 2018 to December 2020. Ms. Meng graduated from Xi’an University of Science and Technology in 2006.

Naphat Sirimongkolkasem has served on our board of directors since April 2023. He served as the Chief Financial Officer and as a member of the board of directors of BSGA from April 2021 to April 2023. Mr. Sirimongkolkasem is experienced in management, business development and capital market transactions, including M&A, fundraising, initial public offering, and restructuring in Asia. Since 2021, Mr. Sirimongkolkasem has been the co-Founder of Collis Capital. Mr. Sirimongkolkasem is responsible for the operation activities of Collis Capital, overseeing the analysis and evaluation of opportunities. From 2017 to 2021, Mr. Sirimongkolkasem was investment director of Sapientia Capital Limited. From 2014 to 2017, Mr. Sirimongkolkasem was a consultant at Vision Skill Consulting limited, which specializes in strategy, management and engineering advisory in areas that cover infrastructure, transportation and hospitality. Mr. Sirimongkolkasem obtained his Bachelor’s Degree of Arts in Economics from Durham University (United Kingdom) in 2012.

Sheldon Trainor-DeGirolamo has served on our board of directors since April 2023. He served as the Non-Executive Director of Foxconn Interconnect Technology Ltd (6088.HK), a publicly traded company on the Hong Kong Stock Exchange, since May 2019. He has also served as the Director of Experiential Media Group and Linksys Holdings, Inc. since May 2021 and June 2021, respectively. From May 2012 to November 2020, he served as the Executive Director of Macau Legend Development Company Ltd., a publicly traded company on the Hong Kong Stock Exchange. He also served as the Director of Athenex (NASDAQ: ATNX), a biopharmaceutical company publicly traded on Nasdaq, from June 2017 to May 2019. He is the Founder and Managing Director of PacBridge Capital Partners (HK) Limited, a principal investment firm based in Hong Kong, which he founded in 2009. Prior to establishing PacBridge, Mr. Trainor-DeGirolamo spent more than 20 years in the financial services industry, including with Credit Suisse Australia, Morgan Stanley Asia and as the Head of Investment Banking for Asia and as Vice Chairman of Merrill Lynch Asia. Mr. Trainor-DeGirolamo received a Bachelor of Commerce from the University of British Columbia.

Guang Yang has served on our board of directors since April 2023. He has 16 years of experiences in global wealth management, private equity, venture capital and investment banking. He is a co-founder of PSZC Asset Management, a leading multi-family office established 2015. During 2011-2015, Mr. Yang served as a partner for CGP Investment, one of the leading Asia based fund of funds. Prior to that, he served various financial advisory and investment roles at Macquarie Capital Group, China Renaissance, and CVC Capital from 2006 to 2010. Mr. Yang obtained his bachelor’s degree of Commerce and bachelor’s degree of Law from Melbourne University in 2006.

B.	Compensation

Historical Compensation of Bitdeer’s Directors and Executive Officers

For the year ended December 31, 2022, an aggregate of approximately US$12.0 million in cash and benefits was paid to Bitdeer’s executive officers and director. For awards granted to Bitdeer’s executive officers and directors, see the section entitled “—2023 Share Incentive Plan.” Bitdeer has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers and director.

Employment Agreements and Indemnification Agreement

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure by the executive officer to satisfactorily perform his/her duties, or the executive officer’s conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by our company, we will (i) continue to provide to the executive officer all compensation, base salary and previously earned but unpaid incentive compensation, if any, and to allow the executive officer to participate in any benefit plans in accordance with the terms of such plans during the notice period, and (ii) pay to the executive officer, in lieu of benefits under any severance plan or policy of our company, any such amount as may be agreed between our company and the executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by our company and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to our company all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all rights, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) engage in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the executive officer’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with us; (ii) solicit from any customer doing business with us during the term; or (iii) otherwise interfere with the business or accounts of us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2023 Share Incentive Plan

A share incentive plan was adopted in connection with the Business Combination, approved by both shareholders of Bitdeer and shareholders of BSGA prior to the consummation of the Business Combination, effective in April 2023 (the “2023 Plan”). As of the date of this annual report, the maximum aggregate number of Class A Ordinary Shares that may be granted under the 2023 Plan is 21,877,912. As of April 21, 2023, awards to purchase a total of 10,753,878 Class A Ordinary Shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarize the principal terms of our 2023 Plan.

Shares Available for Awards

Subject to adjustment for specified changes in our capitalization as set forth in the 2023 Plan, the maximum aggregate number of shares of common share that may be issued under the 2023 Plan will be equal to 21,877,912.

The following shares of common shares will become available again for the grant of a share award under the 2023 Plan: (i) any share issued pursuant to a share award that terminates, expires, or lapses for any reason; (ii) any share delivered by the participant or withheld by us upon the exercise of any award under the 2023 Plan, in payment of the exercise price thereof or tax withholding thereon; and (iii) any share issued pursuant to a share award that is forfeited by the participant or repurchased by us.

Administration

The 2023 Plan will be administered by a committee (the “Committee”) of one or more members of our board of directors to whom our board of directors shall delegate the authority to grant or amend awards to participants other than any of the Committee members. Subject to the terms of the 2023 Plan, the Committee has full and final power and authority to make all decisions and determinations that may be required pursuant to the 2023 Plan or as the Committee deems necessary or advisable to administer the 2023 Plan, including: determine participants to receive awards; the type and number of awards to be granted; the terms and conditions of any award granted pursuant to the 2023 Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award; prescribe the form of each notice of grant; and correct any defect, supply any omission and reconcile any inconsistency in the 2023 Plan. The Committee also has the authority to reduce the exercise price per share underlying an option, and establish, adopt, waive, or revise any rules and regulations as it may deem necessary or advisable to administer the 2023 Plan.

Types of Awards

The terms of the 2023 Plan provide for the grant of share options, restricted share units, and restricted shares.

Options.  The Committee will be authorized to grant options to purchase shares of common share that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive share options (“ISOs”), or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2023 Plan will be subject to terms, including the exercise price and the conditions and timing of exercise, determined by the Committee and specified in the applicable award agreement. In general, the exercise price per share of common share for each non-qualified share option (“NSO”) granted under the 2023 Plan will be a fixed or variable price related to the fair market value. The exercise price per share of common share for each ISO granted under the 2023 Plan will be equal to the fair market value (or 110% of the fair market value, in the case of ISOs granted to a more than 10% shareholder) of the share at the time of grant. The maximum term of an option granted under the Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of an option may be made in cash or by check, or the Committee may, in its discretion and to the extent permitted by law, allow the payment to be made through a broker-assisted cashless exercise mechanism, a share tender exercise, or by any other method that the Committee determines to be appropriate.

Restricted Share Awards.  The Committee will be authorized to award restricted shares under the 2023 Plan. Each award of restricted share will be subject to the terms and conditions established by the Committee, including any dividend or voting rights. Restricted share awards are shares of common share that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted share is forfeited.

Restricted Share Units.  The Committee will be authorized to award restricted share unit awards under the 2023 Plan. The Committee will determine the terms of the restricted share units, including any dividend rights (and any performance goals and/or criteria upon whose attainment the restricted period shall lapse in part or full). Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Plan Amendment or Termination.

With the approval of our board of directors, at any time and from time to time, the Committee has the authority to terminate, amend, modify, alter, suspend, or discontinue the 2023 Plan or any portion thereof.

Eligibility

Persons eligible to participate in the 2023 Plan include persons recognized by the Committee, such as directors, employees and consultants, as determined by the Committee.

Terms and Conditions of Awards

All Awards

Generally, the Committee will determine the terms of all awards under the 2023 Plan, including the vesting and acceleration of vesting of awards, provisions for the withholding of taxes, and payment of amounts in lieu of cash dividends or other cash distributions with respect to our common share subject to awards.

Awards Requiring Exercise

Incentive share options and, except as provided in the award agreement, nonqualified share options, may not be transferred other than by will or the laws of descent and distribution, and during an employee’s lifetime may be exercised only by the employee or the employee’s guardian or legal representative. Upon the cessation of a participant’s employment with us, an award requiring exercise will cease to be exercisable and will terminate and all other unvested awards will be forfeited, except that:

•

All share options held by the participant which were exercisable immediately prior to the participant’s termination of service with us other than for Cause (as defined in the 2023 Plan) will, except as otherwise set forth in the option award agreement, remain exercisable until the tenth anniversary of the grant date to the extent that such options were vested and exercisable on the date of the participant’s termination of employment or service;

•

All share options held by the participant which were exercisable immediately prior to the participant’s termination of service with us due to death or disability will remain exercisable until the tenth anniversary of the grant date to the extent that such options were vested and exercisable on the date of the participant’s termination of employment on account of death or disability.

The exercise price of each award requiring exercise will be determined by the Committee and set forth in the notice of grant which may be a fixed or variable price related to the fair market value of the shares; provided that the exercise price of incentive share options shall be equal to the fair market value on the date of grant; and incentive share options granted to participants who own share of our company possessing more than 10% of the total combined voting power of all classes of share of our company or any parent corporation, subsidiary corporation or affiliate of our company (a “Ten Percent Holder”) must have an exercise price per share not less than 110% of the fair market value of a share of common share on the effective date the incentive share option is granted. Fair market value will be determined by the Committee consistent with the applicable requirements of Section 409A of the Code.

Awards requiring exercise will have a maximum term not to exceed ten years from the date of grant.

Effect of a Change in Capital Structure

In the event of a change in capital structure, the Committee may make such proportionate and equitable adjustments as it may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the 2023 Plan; (b) the terms and conditions of any issued and outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any issued and outstanding awards under the 2023 Plan.

The following table summarizes, as of April 21, 2023 the closing date of the Business Combination, the options granted under our share incentive plans to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares Underlying	Exercise Price	Date of	Date of
Name	Awards	(US$/Share)	Grant	Expiration
Jihan Wu	—	—	—	—
Linghui Kong	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
Xiaoni Meng	*	3.5	November 1, 2021	November 1, 2031
	*	3.5	January 1, 2023	January 1, 2033
Jianchun Liu	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
Huaxin Wen	*	3.5	August 1, 2021	August 1, 2031
Naphat Sirimongkolkasem	—	—	—	—
Sheldon Trainor-Degirolamo	—	—	—	—
Guang Yang	—	—	—	—
*	Less than 1% of our total issued and outstanding ordinary shares.
C.	Board Practices

Board of Directors

Our board of directors consists of seven directors as of the date of this annual report. Of these initial seven directors, three are independent. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Guang Yang, Sheldon Trainor-DeGirolamo and Naphat Sirimongkolkasem. Sheldon Trainor-DeGirolamo is the chairperson of our audit committee. Each of Guang Yang, Sheldon Trainor-DeGirolamo and Naphat Sirimongkolkasem satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Our audit committee will oversee our company’s accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting the independent auditor;
•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	reviewing responsibilities, budget, compensation and staffing of our internal audit function;
•	reviewing with the independent auditor any audit problems or difficulties and management’s response;
•	reviewing and, if material, approving all related party transactions on an ongoing basis;
•	reviewing and discussing the annual audited financial statements with management and the independent auditor;
•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•	discussing policies with respect to risk assessment and risk management with management and internal auditors;
•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by us, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

Our compensation committee consists of Jihan Wu, Linghui Kong and Guang Yang. Jihan Wu will be the chairperson of the compensation committee. Guang Yang satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our compensation committee will be responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and relevant executive officers and determining the compensation of relevant executive officers;
•	reviewing and approving our executive officers’ employment agreements with our company;
•	setting performance targets for relevant executive officers with respect to our incentive compensation plan and equity-based compensation plans;
•	administering our equity-based compensation plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Jihan Wu, Linghui Kong and Sheldon Trainor-DeGirolamo. Jihan Wu will be the chairperson of the nominating and corporate governance committee. Sheldon Trainor-DeGirolamo satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;
•	reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and
•

advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under the laws of the Cayman Islands, our directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Terms of Directors and Executive Officers

Our directors may be appointed by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in general meeting, we shall have no less than three (3) and no more than twelve (12) directors. A director will cease to be a director automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report, pursuant to Nasdaq’s Board Diversity Rule.

Board Diversity Matrix

Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

D.	Employees

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

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of April 21, 2023:

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

As of April 21, 2023, there are 62,888,683 Class A Ordinary Shares and 48,399,922 Class V Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

	Class A	Class V	% of Total	% of
	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	Power(2)
Directors and Executive Officers(1)
Jihan Wu(3)	—	48,399,922	41.0	87.4
Linghui Kong	—	—	—	—
Xiaoni Meng	—	—	—	—
Jianchun Liu	—	—	—	—
Huaxin Wen	—	—	—	—
Naphat Sirimongkolkasem	—	—	—	—
Sheldon Trainor-Degirolamo	—	—	—	—
Guang Yang	—	—	—	—
All executive officers and directors as a group (eight individuals)	—	48,399,922	41.0	87.4

5.0% Shareholders
Zhaofeng Zhao(4)	15,326,416	—	13.0	2.8
Yuesheng Ge(5)	10,214,395	—	8.7	1.8
Yishuo Hu(6)	10,214,395	—	8.7	1.8

(1)	The business address for our directors and executive officers of the Company will be 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509.
(2)	For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Ordinary Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Ordinary Shares will be entitled to one vote and each Class V Ordinary Share will be entitled to ten (10) votes. Each Class V Ordinary Share shall automatically convert into one (1) Class A Ordinary Share if transferred from a Founder Entity to a non-Founder Entity, except under certain circumstances.
(3)	Represents Class V Ordinary Shares held through Victory Courage Limited.
(4)	Represents Class A Ordinary Shares held through Shinning Stone Invest Co., Ltd.
(5)	Represents Class A Ordinary Shares held through Mega Galaxy International Limited.
(6)	Represents Class A Ordinary Shares held through Golden Navigate Investments Limited.

As of April 21, 2023, to our knowledge, approximately 0.81% of our total issued and outstanding Class A Ordinary Shares were held by three record shareholders in the United States, and none of our Class V Ordinary Shares were held by record shareholders in the United States.

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the consummation of the Business Combination, the sole shareholder of our Company was C100 Holding Company, a Cayman Islands exempted company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See the section entitled “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Revenue generated from Bitmain and BTC

Before the completion date of their respective separations with Bitdeer, Bitdeer generated revenue from Bitmain and BTC from Bitdeer’s normal course of business. Revenue generated from Bitmain and BTC was approximately US$88.1 million, US$73.5 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively. The associated trade receivables as of December 31, 2020, 2021 and 2022, respectively, was approximately US$1.6 million, nil and nil.

Loans to and borrowings from Bitmain

Historically, Bitdeer provided loans to and received borrowings from Bitmain in the year ended December 31, 2020 when Bitdeer operated as part of Bitmain. As of December 31, 2020, 2021 and 2022, the balance of loans receivable from Bitmain was approximately US$167.0 million, nil and nil, and the borrowings repayable to Bitmain was approximately US$24.8 million, nil and nil, respectively.

Other related party balances associated with Bitmain

Other receivables from and other payables to Bitmain represent primarily the amount due from or due to Bitmain arising from Bitmain’s business historically recorded and remained on the books of Bitdeer. As of December 31, 2020, 2021 and 2022, the balance of other receivables from Bitmain was approximately US$441.1 million, nil and nil, and other payables to Bitmain was approximately US$638.2 million, nil and nil, respectively.

Cryptocurrency services provided by Matrixport Group

Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”) are entities over which Bitdeer’s controlling person has significant influence, as Mr. Jihan Wu, Bitdeer’s founder and sole director, is the co-founder and chairman of the board of directors of Matrixport Group. During the years ended December 31, 2020, 2021 and 2022, substantially all of Bitdeer’s cryptocurrencies were held in custody by Matrixport Group and Bitdeer’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group. The service fees charged by Martixport Group for the year ended December 31, 2020 were immaterial, the service fees charged for the year ended December 31, 2021 and 2022 were approximately US$0.3 million and US$0.4 million, respectively.

Other transactions with Matrixport Group

Bitdeer provided loans to Matrixport Group which are non-interest bearing and due on demand. As of December 31, 2020, 2021 and 2022, the loans receivable from Matrixport Group was approximately US$1.3 million, US$1.1 million and US$0.3 million, respectively.

In February 2021, Bitdeer signed a loan agreement with Matrixport Group, pursuant to which Bitdeer agreed to grant a revolving line of credit with a maximum amount of US$20 million. Charged with an annual interest of 12.5% by Bitdeer, each tranche of credit utilized shall be repaid within 60 days. The credit line has expired, and the loan has been fully repaid in June 2021. Bitdeer received an interest of approximately US$0.8 million associated with the loan.

In July 2022, Bitdeer signed an agreement with Matrixport Group to subscribe a limited partner interest in a limited partnership set up by the Matrixport Group and the capital commitment is amounting to US$20 million. We do not have control over the limited partnership. As of December 31, 2022, the capital contribution made by us to the limited partnership is US$17 million. We recorded approximately US$952,000 loss on change in fair value of financial assets at fair value through profit or loss for the year ended December 31, 2022.

In September 2021, Bitdeer signed a loan agreement with Matrixport Group, pursuant to which Bitdeer agreed to grant a loan of 30 million USDC. The loan bears an annual interest of 8.25% and was due in December 2021. The loan has been fully repaid in December 2021 and Bitdeer received an interest of approximately US$0.7 million associated with the loan.

In October 2021, Bitdeer purchased 30 million USDT with USD and purchased from Matrixport Group a non-principal-guaranteed wealth management product in the amount of 30 million USDT. The wealth management product, representing Bitdeer’s units of interest in the underlying digital assets trading account, does not have a pre-determined term and is redeemable by Bitdeer on certain days of each month. Bitdeer redeemed the product on December 28, 2021, earned an investment income of approximately US$0.7 million, and realized an annual percentage yield of around 13%.

During 2022, Bitdeer lent loans in a total amount of approximately US$150.0 million to Matrixport Group and received approximately US$1.5 million interest income. Bitdeer also purchased wealth management products in a total amount of approximately US$150.0 million from Matrixport Group and received approximately US$0.3 million in return. Both the loans and the wealth management products were fully collected and redeemed as of December 31, 2022.

As of the date of this annual report, we do not have any outstanding cryptocurrency lending to Matrixport Group or any outstanding wealth management product purchased from Matrixport Group or otherwise. All lending or wealth management products previously purchased from Matrixport Group had been fully collected or redeemed by the end of December 2022.

Related Person Transaction Policy

We have adopted a related person transaction policy that sets forth the policies procedures for the identification, review, and approval or ratification of related person transactions. Related person transaction is any transaction involving any “related person”, as defined in the policy, and the Company or its subsidiaries. The policy sets forth policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and provides appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, the audit committee is responsible for keeping and updating a list of related persons and the principals of different departments are responsible for identifying and monitoring related party transactions. The policy details the authority of the board of directors and shareholders to review and approve different related party transactions. For any related person transaction with a transactional value no less than US$5 million and accounting for more than 1% of the total audited assets or market value of the most recent audited period, the same committee shall review and submit a written report to the board of directors for review and the transaction shall be approved in shareholding meetings. Directors are required to disclose interests in the related party transaction and only disinterested directors can vote for a related person transaction in a board meeting. The price terms of all related party transactions shall be fair, taking into account prices in the comparable independent third-party market, price terms of non-related party transactions, and relevant cost and revenue. In addition, no loan shall be made to the Company’s directors, officers or supervisors directly or indirectly.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this annual report. See the section entitled “Item 18. Financial Statements.”

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the credit standing in our company’s share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

As of the date of this annual report, subsequent to the closing of the Business Combination, there were 62,888,683 Class A Ordinary Shares and 48,399,922 Class V Ordinary Shares that were outstanding and issued.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our current memorandum and articles of association (“Memorandum and Articles of Association”), insofar as they relate to the material terms of our Ordinary Shares. The summary is not complete and should be read together with the Memorandum and Articles of Association, a copy of which is set forth in Exhibit 1.1 to this annual report.

Our authorized share capital consists of 500,000,000,000 shares of a par value of US$0.0000001 each, consisting of 499,600,000,000 Class A Ordinary Shares, 200,000,000 Class V Ordinary Shares and 200,000,000 undesignated shares.

General.  Holders of Class A Ordinary Shares and Class V Ordinary Shares will generally have the same rights except for voting and conversion rights. We will maintain a register of its shareholders. Every shareholder whose name is entered in such register may, without payment and upon written request, request a share certificate within two calendar months after allotment or lodgement of transfer.

Mr. Jihan Wu controls the voting power of all of the outstanding Class V Ordinary Shares. Upon any transfer of Class V Ordinary Shares by a holder thereof to any person which is not a Founder Entity, those shares will automatically convert into Class A Ordinary Shares.

Dividends.  The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. The Memorandum and Articles of Association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, we may pay a dividend out of either profit or the credit standing in our share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.   Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at our general meetings. Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting, provided that Class A Ordinary Shares and Class V Ordinary Shares shall each vote as a separate class on any proposed variation of rights affecting Class A Ordinary Shares only or Class V Ordinary Shares only (as the case may be). On all matters subject to a vote at our general meetings, (1) on a show of hands and/or (2) on a poll, each of our shareholders shall be entitled to one vote for each Class A Ordinary Share and ten (10) votes for each Class V Ordinary Share of which such shareholder is the holder. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any of our shareholders holding not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who are entitled to do so attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of ordinary shares which cast by those of our shareholders who are entitled to do so attend and vote at the meeting. Under the Companies Act, a special resolution will be required in order for us to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to the Memorandum and Articles of Association. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.   As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, who alone or together hold not less than 50% of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides our shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board of directors will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.   Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.   On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors and we may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.   If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.   The Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rights, conversion rights, voting rights;
•	the rights and terms of redemption and liquidation preferences; and
•	any other powers, preferences and relative, participating, optional and other special rights.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.  Some provisions of the Memorandum and Articles of Association s may discourage, delay or prevent a change of control of our company or management that our shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Explanatory Note,” “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion applies only to Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

•	banks or other financial institutions;

•	insurance companies;
•	mutual funds;
•	pension or retirement plans;
•	S corporations;
•	broker or dealers in securities or currencies;
•	traders in securities that elect mark-to-market treatment;
•	regulated investment companies;
•	real estate investment trusts;
•	trusts or estates;
•	tax-exempt organizations (including private foundations);
•	persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;
•	persons that have a functional currency other than the U.S. dollar;
•	certain U.S. expatriates or former long-term residents of the United States;
•	persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our stock;
•	persons that acquired Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;
•	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;
•	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;
•	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and
•	corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships holding Ordinary Shares should consult their tax advisors regarding the tax consequences in their particular circumstances.

This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as currently in effect and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described herein. Furthermore, there can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge the tax considerations described herein and that a court will not sustain such challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares, that is, for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “—Sale or Other Taxable Disposition of Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of Ordinary Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of Ordinary Shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are, and cryptocurrency balances are likely, passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

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

Although PFIC status is generally determined annually, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in its Ordinary Shares and the U.S. Holder did not make either a mark-to-market election or a qualifying electing fund (“QEF”) election or, which are referred to collectively as the “PFIC Elections” for purposes of this discussion, for the first taxable year in which we are treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or the U.S. Holder does not otherwise make a purging election, as described below, the U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other taxable disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of its Ordinary Shares during the three preceding taxable years of the U.S. Holder or, if shorter, the U.S. Holder’s holding period in its Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in its Ordinary Shares;
•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are treated as a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

If we are treated as a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares for the first taxable year in which the U.S. Holder holds (or is deemed to hold) the Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted tax basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which Ordinary Shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries, unless the shares in such subsidiaries are themselves “marketable stock.” As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election with respect to Ordinary Shares.

If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares in their particular circumstances.

The tax consequences that would apply if we were a PFIC and a U.S. Holder made a valid QEF election would also be different from the adverse PFIC tax consequences described above. In order to comply with the requirements of a QEF election, however, a U.S. Holder generally must receive a PFIC Annual Information Statement from us. If we are determined to be a PFIC for any taxable year, we do not currently intend to provide the information necessary for U.S. Holders to make or maintain a QEF election. As such, U.S. Holders should assume that a QEF election will not be available with respect to Ordinary Shares.

If we are treated as a PFIC and a U.S. Holder failed or was unable to timely make a PFIC Election for prior periods, the U.S. Holder might seek to make a purging election to rid its Ordinary Shares of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the Ordinary Shares solely for purposes of the PFIC rules.

Related PFIC Rules

If we are treated as a PFIC and, at any time, has a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year may have to file an IRS Form 8621 (whether or not a QEF election or a mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties.

THE PFIC RULES ARE VERY COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF SUCH RULES IN THEIR PARTICULAR CIRCUMSTANCES.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain / obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, we plan to apply an undertaking from the Governor in Cabinet:

(a)   that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to its operations; and

(b)   in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)   on or in respect of the shares, debentures or other obligations of BSGA; or

(ii)   by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the date of such undertaking.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Liquidity Risk

Liquidity risk arises in situations where we have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. Our liquidity risk is minimal. We currently have sufficient reserve of cash. As of December 31, 2022, we recorded cash and cash equivalents of US$231.4 million and fiat currency investment of US$31.1 million in unlisted debt instruments, which is redeemable on demand. During the year ended December 31, 2022, our net cash used in operating activities was US$268.0 million. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report. We manage our liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of our long-term loans. We expect to continue our low-leverage strategy and plan to lower our liquidity risk by expanding our capital expenditure-light businesses such as Hash Rate Marketplace.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022.

Based upon that evaluation, our management has concluded that, due to a material weakness identified below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

During the audit of Bitdeer’s financial statements for the years ended December 31, 2022, one material weakness was identified in the design and operating effectiveness of our internal control over financial reporting with respect to the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), concerning in particular the control environment due to lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with IFRS.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Bitdeer’s annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of this material weakness, accounting errors were identified in Bitdeer’s combined and consolidated statements of operations and comprehensive loss and cash flows for the years ended December 31, 2020 and 2021 primarily related to revenue presentation in relation to the sales of mining machine business and the cash flow presentation related to the disposal of cryptocurrencies earned from revenue arrangements. The revenue and cost of revenue on the combined statements of operations and comprehensive loss and the operating and investing cash flows on the combined statements of cash flows have been restated as included in this annual report. The material weakness could also result in other misstatements of Bitdeer’s accounts or disclosures, which may result in additional material misstatements in Bitdeer’s annual or interim financial statements that would not be prevented or detected.

We have instituted plans to remediate the material weakness, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program following the completion of the Business Combination, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. However, we cannot predict the success of such plan or the outcome of its assessment of these plans at this time. Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Guang Yang, Sheldon Trainor-DeGirolamo and Naphat Sirimongkolkasem satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in March 2023, which was effective in April 2023. We have posted a copy of our code of business conduct and ethics on our website at https://ir.bitdeer.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained MaloneBailey, LLP to act as our company’s independent registered accountants.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MaloneBailey, LLP, for the periods indicated.

		For the Year Ended
		December 31,
		2021		2022
Audit fees (1)	US$	852,490	US$	826,235
Audit-related fees (2)	US$	100,000	US$	206,000

(1)

“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audits of our consolidated financial statements and other services that generally only the independent accountant reasonably can provide, such as statutory audits.

(2)

“Audit-related fees” are fees billed for assurance and related services that are reasonably related to the performance of the audits or review of our consolidated financial statements and not reported under the previous category. These services would include, among others: comfort letters, consents and assistance with and review of documents, accounting consultations and audits in connection with acquisitions, attestation of services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards

The policy of our audit committee is to pre-approve all audit, audit-related and non-audit services provided by MaloneBailey, LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See the section entitled “Item 3. Key Information—D. Risk Factors—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct a substantial portion of our operations and a majority of our directors and executive officers reside outside of the United States.”

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See the section entitled “Item 3. Key Information—D. Risk Factors—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Class A Ordinary Shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

We may elect to follow home country practice in lieu the following requirements:

•	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);
•

the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);

•	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and
•	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See the section entitled “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Bitdeer as of December 31, 2021 and for each of the two years in the period ended December 31, 2021, contained in the Form F-4 between pages F-49 and F-101 are incorporated herein by reference.

The audited consolidated financial statements of Bitdeer as of December 31, 2022 and for the year ended December 31, 2022 are filed as part of this annual report beginning on page F-1.

The audited financial statements of BSGA as of December 31, 2021 and 2022, and for the year ended December 31, 2022 and for the period from February 23, 2021 (inception) through December 31, 2021 contained in the Form F-4 between pages F-2 and F-18 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Bitdeer and BSGA are attached as Exhibit 15.1 to this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1

Amended and Restated Memorandum and Articles of Association of the Company, effective on April 13, 2023 (incorporated herein by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-41687) filed with the SEC on April 19, 2023).

2.1

Specimen Ordinary Share Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

2.2*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
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

4.6†*	Bitdeer Technologies Group 2023 Share Incentive Plan, effective on April 13, 2023
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

4.16#

Seventh Amendment to the Lease Agreement, dated as of October 1, 2022, between SLR Property I, LP and Dory Creek, LLP (incorporated herein by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-41687) filed with the SEC on April 19, 2023).

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

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

Unaudited Pro Forma Condensed Combined Financial Information of Bitdeer and BSGA (incorporated herein by reference to Exhibit 15.1 to the Shell Company Report on Form 20-F (File No. 001-41687) filed with the SEC on April 19, 2023)

15.2*	Consent of Marcum LLP

EXHIBIT NUMBER	DESCRIPTION

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bitdeer Technologies Group

April 28, 2023	By:	/s/ Jihan Wu
		Name:	Jihan Wu
		Title:	Director and Chairman of the Board

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2021.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

(Amounts in tables are stated in thousands of U.S. Dollar, except for per share data)

		Years ended December 31,
	Note	2020	2021	2022
		(Restated)
Revenue	2(a), 2(q)	186,387	394,661	333,342
Cost of revenue	2(a), 16(a)	(209,564)	(153,255)	(250,090)
Gross profit / (loss)		(23,177)	241,406	83,252
Selling expenses	16(a)	(5,567)	(8,448)	(11,683)
General and administrative expenses	16(a)	(20,268)	(89,735)	(93,453)
Research and development expenses	16(a)	(9,790)	(29,501)	(35,430)
Other operating income / (expenses)	16(b)	(2,045)	14,625	(3,628)
Other net gain / (loss)	16(c)	(2,560)	2,483	357
Profit / (loss) from operations		(63,407)	130,830	(60,585)
Finance income / (expenses)	16(d)	(380)	59	(4,181)
Profit / (loss) before taxation		(63,787)	130,889	(64,766)
Income tax benefit / (expenses)	19	7,961	(48,246)	4,400
Profit / (loss) for the year		(55,826)	82,643	(60,366)
Other comprehensive income / (loss)
Profit / (loss) for the year		(55,826)	82,643	(60,366)
Other comprehensive income / (loss) for the year
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements		905	(195)	(22)
Other comprehensive income / (loss) for the year, net of tax		905	(195)	(22)
Total comprehensive income / (loss) for the year		(54,921)	82,448	(60,388)
Earnings / (loss) per share
Basic	21	(0.00)	0.01	(0.00)
Diluted	21	(0.00)	0.01	(0.00)
Weighted average number of shares outstanding (thousand shares)
Basic	21	12,662,126	12,662,126	12,662,126
Diluted	21	12,662,126	12,977,177	12,662,126

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in tables are stated in thousands of U.S. Dollar)

		Share	Retained	Exchange	Other	Invested
	Note	Capital	Earnings	Reserve	Reserve	Capital	Total Equity
Balance at January 1, 2020		—	—	—	—	(61,618)	(61,618)
Loss for the year		—	—	—	—	(55,826)	(55,826)
Other comprehensive income		—	—	—	—	905	905
Capital contribution received from related party		—	—	—	—	420,000	420,000
Deemed distribution to related parties		—	—	—	—	(157,557)	(157,557)
Balance at December 31, 2020 and January 1, 2021		—	—	—	—	145,904	145,904
Profit for the year		—	67,169	—	—	15,474	82,643
Other comprehensive loss		—	—	(195)	—	—	(195)
Capital share allotment relating to the Reorganization		1	—	—	(1)	—	—
Share-based payments	17	—	—	—	88,355	—	88,355
Recognition of equity component of convertible debt	14	—	—	—	683	—	683
Deemed distribution to related parties		—	—	—	—	(29,311)	(29,311)
Reclassification of invested capital		—	—	—	132,067	(132,067)	—
Balance at December 31, 2021 and January 1, 2022		1	67,169	(195)	221,104	—	288,079
Loss for the year		—	(60,366)	—	—	—	(60,366)
Other comprehensive loss		—	—	(22)	—	—	(22)
Share-based payments	17	—	—	—	90,648	—	90,648
Balance at December 31, 2022		1	6,803	(217)	311,752	—	318,339

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2020	2021	2022
	(Restated)	(Restated)
Cash flows from operating activities
Profit / (loss) for the year	(55,826)	82,643	(60,366)
Adjustments for:
Revenues recognized on acceptance of cryptocurrencies	(170,228)	(333,668)	(304,962)
Depreciation and amortization	112,037	63,055	66,424
Share-based payment expenses	—	88,355	90,648
Loss / (gain) on disposal of property, plant and equipment and intangible assets	(66)	(56)	(662)
Changes in fair value of financial assets at fair value through profit or loss	—	—	841
Net gain on disposal of financial assets at fair value through profit or loss	—	—	(213)
Loss on disposal of mining machines	2,984	36	497
Loss / (gain) on disposal of cryptocurrencies	(2,716)	(18,725)	3,131
Change in fair value of cryptocurrency lent	—	3,735	—
Impairment charges	4,236	2,567	—
Loss / (gain) on foreign currency transactions	(618)	226	2,881
Gain on extinguishment of debt	—	(880)	—
Gain on settlement of balance with Bitmain	—	(4,468)	—
Loss on disposal of subsidiaries	—	8	—
Interest income	(419)	(2,947)	(4,291)
Interest expense on bank loan	6	3	—
Interest accretion on lease liabilities	817	1,217	2,425
Interest expense on convertible debt	—	1,223	2,778
Gain on lease modification	(6)	(205)	—
Income tax expenses / (benefit)	(7,961)	48,246	(4,400)
Changes in:
Restricted cash	(2,622)	(2,971)	(1,184)
Trade receivables	—	(13,258)	(5,350)
Prepayments and other assets	(5,381)	(4,070)	(21,913)
Mining machines held for sale	17,440	5,957	1,002
Amounts due from a related party	—	(413)	337
Trade payables	512	12,508	(6,018)
Deferred revenue	(2,151)	6,782	(9,159)
Amount due to a related party	—	19	297
Other payables and accruals	1,670	12,667	1,299
Cash used in operating activities:	(108,292)	(52,414)	(245,958)
Interest paid on leases	(842)	(1,217)	(2,425)
Interest paid on convertible debt	—	(1,080)	(2,433)
Interest received	340	2,202	2,791
Income taxes paid	(382)	(19)	(20,012)
Income tax refunded	—	62	—
Net cash used in operating activities	(109,176)	(52,466)	(268,037)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(19,851)	(62,882)	(63,200)
Purchase of mining machine	(124,033)	(26,611)	—
Purchase of financial assets at fair value through profit or loss	—	—	(61,550)
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	1,213
Purchase of cryptocurrencies	—	(60,045)	(285,990)
Loans to related parties	(161,000)	(32,166)	(322)
Repayments from related parties	194,353	21,698	1,087
Lending to a third party	—	—	(2,546)
Proceeds from disposal of property, plant and equipment and intangible assets	159	877	962
Proceeds from disposal of cryptocurrencies	173,063	568,553	560,988
Proceeds from disposal of mining machines	51	—	—
Disposal of subsidiaries, net of cash disposed of	—	(14,855)	9,881
Cash paid for asset acquisition, net of cash acquired	—	—	(26,730)
Net cash generated from investing activities	62,742	394,569	133,793
Cash flows from financing activities
Proceeds from bank loan	871	—	—
Capital element of lease rentals paid	(4,517)	(4,181)	(3,884)
Capital contribution received from related party	420,000	—	—
Deemed distribution to related parties	(394,772)	(10,943)	—
Repayments of borrowings from related parties	—	(29,302)	—
Proceeds from convertible debt	—	30,000	—
Borrowings from related parties	9,194	—	—
Net cash generated from / (used in) financing activities	30,776	(14,426)	(3,884)
Net (decrease) / increase in cash and cash equivalents	(15,658)	327,677	(138,128)
Cash and cash equivalents at January 1	59,826	44,753	372,088
Effect of movements in exchange rates on cash and cash equivalents held	585	(342)	(2,598)
Cash and cash equivalents at December 31	44,753	372,088	231,362

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION

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

The Company does not conduct any substantive operations on its own but conducts its primary operations through its subsidiaries. The Company and its subsidiaries (together, the “Group”) are principally engaged in the following business activities:

●	Offering to its customers plan subscriptions, from which the customers receive computing service in quantity measured in hash rate and benefit from such service as a result of directing the computing service to mining pools and receiving cryptocurrency rewards (the “Cloud Hash Rate business”);
●	Using the Group’s mining machines to provide computing power to mining pools in exchange for cryptocurrencies rewards (the “Proprietary Mining business”); and
●	Providing dynamic hosting solutions in the Group’s mining datacenters (the “Hosting business”, together with Cloud Hash Rate business and Proprietary Mining business, the “Bitdeer Business”).

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated historical financial statements comprise the following financial information:

●	the combined results of operations of the Bitdeer Business during the year ended December 31, 2020, and the period from January 1, 2021 to April 15, 2021 (the “Carve-out Period”), which have been prepared on a carve-out basis; and

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	the consolidated financial position of the Group as of December 31, 2021 and 2022 and the consolidated results of operations of the Group for the period from April 16, 2021 to December 31, 2021 and for the year ended December 31, 2022, which have been prepared on a consolidated basis (together, the “consolidated financial statements”).

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Restated consolidated statements of operations and comprehensive income / (loss)

	2020	2020	2020
		Effect of adjustment –
In thousands of USD	As previously reported	sale of mining machines	As restated
Revenue	168,850	17,537	186,387
Cost of revenue	(192,027)	(17,537)	(209,564)

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restated consolidated statements of cash flows

	2020	2020	2020
		Effect of adjustment—
In thousands of USD	As previously reported	sale of mining machines	As restated
Cash flows from operating activities	(124,395)	15,219	(109,176)
Cash flows from investing activities	77,961	(15,219)	62,742

	2021	2021	2021
		Effect of adjustment—
In thousands of USD	As previously reported	disposal of cryptocurrencies	As restated
Cash flows from operating activities	454,656	(507,122)	(52,466)
Cash flows from investing activities	(112,553)	507,122	394,569

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position.

b.Basis of accounting

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

c.Foreign currency translation

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that balance sheet,
●	income and expenses for each consolidated statement of operations and comprehensive income / (loss) are translated at average exchange rates, and
●	all resulting exchange differences are recognized in invested capital and reserves.

d.Use of estimates and judgments

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

e.Related parties

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

f.Cash, cash equivalents and restricted cash

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

g.Trade receivables

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

h.Cryptocurrencies

Cryptocurrencies include USD Coin (“USDC”) and cryptocurrencies other than USDC held in the Group’s cryptocurrency wallets.

USDC

USDC is accounted for as a financial instrument as one USDC can be redeemed for one U.S.dollar on demand from the issuer. USDC, classified as a debt investment, is measured at fair value through profit or loss.

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

Wealth management product type B

The Group enters into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent variable-interest cryptocurrency deposit at Matrixport Group. The deposit is not protected by any deposit insurance scheme and non-secured, and the Group may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Group receives the same type of cryptocurrency in the same quantity in principle plus additional interest returns. The deposit can be withdrawn on demand and is generally delivered to the Group within 72 hours. The nature of the wealth management product type B is, in essence, a cryptocurrency lending arrangement. Refer to the discussion on the accounting of cryptocurrency lending arrangements above.

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

i.Prepaid expenses and other assets

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

j.Intangible assets

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

● Software	3 years

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

k.Property, plant and equipment

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

● Buildings	20 years
● Land	Unlimited
● Machinery	3 – 10 years
● Electronic equipment	3 - 7 years
● Leasehold improvements	3 years

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

l.Investment properties

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

Depreciation begins when the investment property is available for use and is calculated using a straight-line method to allocate the depreciable amounts over the estimated useful lives as follows:

● Buildings	15 years
● Leasehold land	15 years
● Machinery, fixtures as part of the buildings	3 – 8 years

The residual values, useful lives and depreciation method of investment properties are reviewed at least at each financial year-end and adjusted, if appropriate.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

An investment property is derecognized when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the disposal or retirement of an investment property are recognized in the consolidated statement of operations and comprehensive income / (loss) in the year of disposal or retirement. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

m.Mining machines

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

n.Leases

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

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right- of-use asset has been reduced to zero.

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

o.Trade payables and other payables and accruals

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

p.Share-based payments

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the equity-settled transactions (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity-settled transactions that will ultimately vest which includes assumptions on the number of equity-settled transactions to be forfeited due to the grantees’ failing to fulfill the service condition, and forfeitures following the non-completion of performance conditions.

q.Revenue recognition

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group offers a number of different hash rate subscription plans by plan duration and type of cryptocurrency to be mined. The Group offers electricity subscriptions in short durations and a customer needs to purchase electricity subscriptions multiple times to cover the duration of the hash rate subscription plan. The price of the electricity subscription is fixed at the commencement of each electricity subscription period but subject to adjustment from period to period. Both cryptocurrency and fiat currency are accepted as payments under the Cloud Hash Rate arrangements. Furthermore, the hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, the Group is entitled to additional consideration once the customer’s cost is recovered.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of revenues for each category are as follows:

	Years ended December 31,
	2020	2021	2022
In thousands of USD	(Restated)
Proprietary mining	88,493	191,693	62,359
Cloud hash rate
Hash rate subscription	31,389	53,952	77,862
Electricity subscription	45,242	35,113	39,525
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	1,657	35,140	3,954
Sales of mining machines	15,844	45,693	705
Cloud hosting arrangements(2)	2,929	7,568	12,723
General hosting	—	18,312	99,251
Membership hosting	—	—	26,056
Others(1)	833	7,190	10,907
Total revenues	186,387	394,661	333,342
(1)	Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, and the sale of mining machine peripherals.
(2)	The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the years ended December 31, 2020, 2021 and 2022.

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

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of December 31, 2021 and 2022, the Group had contract liabilities, presented as deferred revenue on the consolidated statements of financial position, of approximately US$213.4 million and US$182.3 million. Approximately US$10.3 million, US$11.1 million and US$102.3 million, included in the deferred revenue balance at January 1, 2020, 2021 and 2022, respectively, was recognized as revenue during the years ended December 31, 2020, 2021 and 2022.

r.Cost of revenue

Cost of revenue consists primarily of electricity expenses incurred for operating the Group’s mining machines in its revenue-generating activities, depreciation expense from the mining machines and datacenters hosting those mining machines, costs of mining machines sold to customers, and compensation expenses incurred by mining datacenter personnel.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

s.Taxes

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

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

t.Financial instruments

Financial assets

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
●	those to be measured at amortized cost.

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

Debt instruments

Initial recognition and subsequent measurement of debt instruments depend on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset, and the Group reclassifies debt investments only when its business model for managing those assets changes. There are three categories into which the Group classifies its debt instruments:

●	Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are classified as and measured at amortized cost. A gain or loss on a debt investment measured at amortized cost which is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.
●	Fair value through other comprehensive income: Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are classified as and measured at fair value through other comprehensive income. Movements in the carrying amount of these financial assets are taken through other comprehensive income, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Fair value through profit or loss: Financial assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are classified as and measured at fair value through profit or loss. A gain or loss on a debt investment measured at fair value through profit or loss which is not part of a hedging relationship is recognized in profit or loss for the period in which it arises.

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

●	Changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss as applicable.

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

u.Credit losses and impairment of assets

(i)Credit losses from financial instruments at amortized cost

The Group recognizes a loss allowance for expected credit losses (“ECL”) on financial assets, such as cash and cash equivalents, restricted cash and trade receivable, which are measured at amortized cost;

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

●	fixed-rate financial assets, trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;
●	variable-rate financial assets: current effective interest rate.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

●	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and
●	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

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

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

●	failure to make payments of principal or interest on their contractually due dates;
●	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);
●	an actual or expected significant deterioration in the operating results of the debtor; and

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor‘s ability to meet its obligation to the Group.

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

Evidence that a financial asset is credit-impaired includes the following observable events:

●	significant financial difficulties of the debtor;
●	a breach of contract, such as a default or delinquency in interest or principal payments;
●	is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;
●	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or
●	the disappearance of an active market for a security because of financial difficulties of the issuer.

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

(ii)Credit losses from cryptocurrency receivables

The Group recognizes an allowance for cryptocurrency receivables using the general expected credit losses model in manner a similar to the model and consideration used for assessing credit losses from financial instruments discussed above. Under this model, the Group calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of cryptocurrency due to the Group in accordance with the contract and the quantity of cryptocurrency that the Group expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

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

(iii)Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

●	property, plant and equipment;
●	lease right-of-use assets;
●	investment properties;
●	intangible assets; and
●	cryptocurrencies other than USDC.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for cryptocurrencies other than USDC, the recoverable amount is estimated at each reporting date whether or not there is any indication of impairment.

●	Calculation of recoverable amount

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

●	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill (if any) allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

●	Reversals of impairment losses

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

v.Provisions

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

w.Segment information

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performances.

An operating segment is a component of an entity:

●	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to the transactions with other components of the same entity);
●	whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance; and
●	for which discrete financial information is available.

The chief operating decision maker makes resource allocation decisions based on internal management functions and assesses the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

Disaggregated revenue data by geographical region in terms of the customer’s location within the operating segment is as follows:

	Years ended December 31,
	2020	2021	2022
In thousands of USD	(Restated)
Singapore	90,808	79,537	27,591
Asia, excluding Singapore	57,146	211,805	136,901
North America	24,063	75,559	141,174
Europe	7,755	15,487	19,075
Others	6,615	12,273	8,601
Total	186,387	394,661	333,342

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selected assets of mining machines, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:

	At December 31,
	2021	2022
Singapore	7,481	46,306
North America	181,864	170,439
Europe	18,797	45,540
Total	208,142	262,285

x.Earnings per share

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

y.Asset acquisition

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

z.Initial application of new or amended standards during the reporting periods

As from January 1, 2022, the Group adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on the Group’s financial statements:

	Application	Application
	Date of	Date for the
Standard/Interpretation	Standard	Group
Amendments to IFRS 1, Subsidiary as a First-time Adopter	January 1, 2022	January 1, 2022
Amendments to IFRS 9, Derecognition of Financial Liabilities	January 1, 2022	January 1, 2022
Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022	January 1, 2022
Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022	January 1, 2022
Amendments to IAS 37, Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022	January 1, 2022

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

aa.New standards and interpretations not yet adopted

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and a new standard, IFRS 17, Insurance contracts, which are not yet effective for the year ended December 31, 2022 and which have not been adopted in these financial statements.

Application
Date for the
Standard/Interpretation	Group
IFRS 17, Insurance Contracts and Amendments to Address Concerns and Implementation Challenges	January 1, 2023
Amendments to IFRS 4, Expiry Date of the Deferral Approach	January 1, 2023
Amendments to IAS 1, Making Materiality Judgement	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Initial Application of IFRS 17 and IFRS 9—Comparative Information	January 1, 2023
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024

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

Depreciation of mining machines

Depreciation on the Group’s mining machines is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining machines. The Group estimates the useful lives of mining machines based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In determining the current income tax provision, management assesses temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the consolidated statements of financial position. When management assesses deductible temporary differences, including those originating from tax losses carried forward, management must assess the probability that these will be recovered through adjustments to future taxable income. To the extent the management believes recovery is not probable, no deferred tax asset is recognized.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Estimation of unobservable market inputs or other factors can affect the amount of gain or loss recorded in the reporting period and the amount of the position as at year end. The Group believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the financial instruments acquired. Changes in these estimates and assumptions and valuation model or techniques may have a material effect on the Group’s financial condition and results of operations.

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

4.FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.	Market risk
i.Cryptocurrency risk

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

ii.Interest rate risk

The Group’s interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings. Bank deposits, restricted cash and borrowings at variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. Management closely monitors the fluctuation of such rates periodically.

iii.Investment risk

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

iv.Foreign currency risk

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group also has credit exposure to cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases. The Group assesses such credit risk both at contract inception and each quarter or in shorter interval by considering the past collection experience and any indications that the corresponding amount may not be fully collected. To manage such exposure, the Group continuously monitors the relevant factors, such as the liquidity of the underlying cryptocurrencies, negative report related to the counterparty, and deals only with creditworthy counterparties and includes in its operation strategy that the lending needs to be collected, and the wealth management products need to be redeemed within the same fiscal quarter. Currently, the Group only conducts such transactions with the Matrixport Group. The Group has never experienced credit losses and has no existing exposures to such credit risk as of each end date of the consolidated statement of financial position. Consequently, credit exposure to these transactions is not considered material.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	At December 31, 2021
			More than
		More than	2 years
	Within 1	1 year but	but less
	year or on-	less than 2	than 5	More than		Carrying amount
In thousands of USD	demand	years	years	5 years	Total	at December 31
Trade payables	17,740	—	—	—	17,740	17,740
Other payables and accruals	17,258	—	—	—	17,258	17,258
Amount due to a related party	19	—	—	—	19	19
Borrowings	—	29,460	—	—	29,460	29,460
Lease liabilities	5,489	5,516	16,275	53,254	80,534	62,968
	40,506	34,976	16,275	53,254	145,011	127,445

	At December 31, 2022
			More than
		More than	2 years
	Within 1	1 year but	but less
	year or on-	less than 2	than 5	More than		Carrying amount
In thousands of USD	demand	years	years	5 years	Total	at December 31
Trade payables	15,768	—	—	—	15,768	15,768
Other payables and accruals	22,176	—	—	—	22,176	22,176
Amount due to a related party	316	—	—	—	316	316
Borrowings	29,805	—	—	—	29,805	29,805
Lease liabilities	7,471	6,967	20,290	53,347	88,075	70,425
	75,536	6,967	20,290	53,347	156,140	138,490

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are estimated at a specific point in time, by discounting expected cash flows at rates for assets and liabilities of the same remaining maturities and conditions. These estimates are subjective in nature and involve uncertainties and significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

●	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 valuation: inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.
●	Level 3 valuation: fair value measured using significant unobservable inputs.

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

The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:

	Valuation technique(s)	December 31,
In thousands of USD	and key input	2021	Level 1	Level 2	Level 3
USDC	Quoted price	99	99	—	—
Investments A and B in unlisted equity instruments	Recent transaction price	1,250	—	—	1,250

	Valuation technique(s)	December 31,
In thousands of USD	and key input	2022	Level 1	Level 2	Level 3
USDC	Quoted price	89	89	—	—
Investments A, B and D in unlisted equity instruments	Net asset value	18,348	—	—	18,348
Investments C and E in unlisted equity instruments	Recent transaction price	11,500	—	—	11,500
Investment in unlisted debt instrument	Net asset value	31,111	—	—	31,111

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.ASSET ACQUISITION

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

Details of the net identifiable assets acquired, and purchase consideration are as follows:

Net identifiable assets	At July 1,
In thousands of USD	2022
Investment properties	34,986
Other assets	529
Other liabilities	8,727
Net identifiable assets	26,788

Purchase consideration	At July 1,
In thousands of USD	2022
Cash consideration paid	5,187
Liabilities settled	21,107
Transaction costs	494
Total consideration	26,788

6.CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:

	At December 31,
In thousands of USD	2021	2022
US dollar	368,115	211,253
Singapore dollar	2,829	2,234
Chinese renminbi	37	2,484
Norwegian krone	1,104	12,589
Euro	3	2,791
Hongkong dollar	—	11
Total cash and cash equivalents by currency	372,088	231,362
Restricted cash	10,310	11,494
Total restricted cash	10,310	11,494

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

The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries, as a result of the amendments to the associated service agreements. In connection with the issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of December 31, 2021 and 2022, none was utilized by the beneficiaries from the standby letters of credits.

7.CRYPTOCURRENCIES

As of December 31, 2021 and 2022, the Group’s cryptocurrencies consist of the following:

	At December 31,
In thousands of USD	2021	2022
Cryptocurrencies other than USDC	6,088	2,086
USDC	99	89
Total cryptocurrencies	6,187	2,175

The details of cryptocurrencies are as follows:

	At December 31,
In thousands of USD	2020	2021	2022
Cost:
Beginning balances	1,194	9,656	6,697
Additions	172,530	655,028	865,333
Cryptocurrencies received on behalf of related parties (1)	6,312	—	—
Cryptocurrencies paid on behalf of related parties (1)	—	(24,852)	—
Disposals	(170,380)	(562,894)	(569,854)
Loan to a third party(2)	—	(10,222)	—
Purchase of cryptocurrency-denoted wealth management product from a related party(4)	—	(30,004)	(149,972)
Loan to a related party(3)	—	(30,015)	(150,025)
Ending balances	9,656	6,697	2,179
Impairment:
Beginning balances	(107)	(74)	(510)
Additions	—	(436)	—
Disposals	33	—	506
Ending balances	(74)	(510)	(4)
Net book value:
Beginning balances	1,087	9,582	6,187
Ending balances	9,582	6,187	2,175

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The supplemental information of cryptocurrencies other than USDC is as follows:

	At December 31,
In thousands of USD	2020	2021	2022
Cost:
Beginning balances	1,194	9,601	6,598
Additions	172,475	575,730	586,117
Cryptocurrencies other than USDC received on behalf of related parties(1)	6,312	—	—
Cryptocurrencies other than USDC paid on behalf of related parties (1)	—	(24,852)	—
Disposals	(170,380)	(513,655)	(425,649)
Loan to a third party(2)	—	(10,222)	—
Purchase of cryptocurrency-denoted wealth management product from a related party(4)	—	(30,004)	(149,972)
Loan to a related party(3)	—	—	(15,004)
Ending balances	9,601	6,598	2,090
Impairment:
Beginning balances	(107)	(74)	(510)
Additions	—	(436)	—
Disposals	33	—	506
Ending balances	(74)	(510)	(4)
Net book value:
Beginning balances	1,087	9,527	6,088
Ending balances	9,527	6,088	2,086

(1)Cryptocurrencies or cryptocurrencies other than USDC received and paid on behalf of related parties represent the net effect of cryptocurrency or cryptocurrencies other than USDC transferred through the wallets held by the Group relating to transactions arising from Bitmain and BTC’s businesses during the Carve-out Period.

(2)Represent an unsecured, interest-free cryptocurrency loan the Group made to a third party. The lending was collected in full as of December 31, 2021. The Group recorded approximately US$3,735,000 loss on change in fair value of cryptocurrencies lent for the year ended December 31, 2021.

(3)Represent cryptocurrency loans made to the Matrixport Group, a related party. All loans were fully collected as of December 31, 2021 and 2022 and the collections are included in the additions of cryptocurrencies above. Also see Note 20.

(4)Represent cryptocurrency-denoted wealth management products purchased from the Matrixport Group, a related party. All such wealth management products were fully redeemed as of December 31, 2021 and 2022 and the redemptions are included in the additions of cryptocurrencies above. Also see Note 20.

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

8.PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

	At December 31,
In thousands of USD	2021	2022
Prepayments to suppliers	14,450	9,664
Deposits	6,669	26,577
Deductible input value-added tax	760	757
Prepayments of income tax	—	18,459
Receivable from a third party(2)	—	2,546
Receivable from the disposed subsidiaries(1)	10,203	—
Others	2,555	1,573
Total	34,637	59,576

(1)Represent balance due from two subsidiaries which the Group disposed of in December 2021. The receivables have been fully collected by March 2022.

(2)Represent balance due from Blue Safari Acquisition Corp. (“BSGA”), a special purpose acquisition company who has signed a merger agreement with the Group. Associated with the anticipated merger, the Group agreed to lend BSGA an aggregate principal amount of US$1.99 million in two tranches and additional US$2.58 million in four tranches to fund any and all amounts required to extend the period of time BSGA has to complete the merger for up to two times for an additional three month period each time. The lending bears no interest and is repayable only at the closing of the merger by BSGA. The merger was closed in April 2023. See Note 23.

During the years ended December 31, 2020, 2021 and 2022, the Group did not recognize any allowance for expected credit losses for prepayments and other assets.

9.FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of financial assets at fair value through profit or loss is as follows:

	At December 31,
In thousands of USD	2021	2022
Investments in unlisted equity instruments
- Investment A	1,000	1,000
- Investment B	250	1,000
- Investment C	—	10,000
- Investment D – investment in a limited partnership set up by Matrixport Group (1)	—	16,348
- Investment E	—	1,500
Investments in unlisted debt instruments	—	31,111
Total	1,250	60,959
(1)	See Note 20.

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

10.MINING MACHINES

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment are as follows:

	Construction				Electronic	Leasehold
In thousands of USD	in progress	Building	Land	Machinery	equipment	improvements	Others	Total
Cost:
At January 1, 2020	12,596	16,209	484	5,445	1,070	13,889	637	50,330
Additions	18,263	—	—	12	832	—	307	19,414
Construction in progress
transferred in	(27,486)	6,354	—	3,858	895	15,195	1,184	—
Disposals	—	—	—	(172)	(755)	(158)	(132)	(1,217)
At December 31, 2020	3,373	22,563	484	9,143	2,042	28,926	1,996	68,527
Accumulated depreciation:
At January 1, 2020	—	(333)	—	(83)	(278)	(3,368)	(301)	(4,363)
Charge for the year	—	(955)	—	(1,115)	(546)	(7,177)	(305)	(10,098)
Disposals	—	—	—	5	121	127	50	303
At December 31, 2020	—	(1,288)	—	(1,193)	(703)	(10,418)	(556)	(14,158)
Impairment:
At January 1, 2020	—	—	—	—	—	—	—	—
Additions	(2,211)	—	—	—	—	—	—	(2,211)
At December 31, 2020	(2,211)	—	—	—	—	—	—	(2,211)
Net book value:
At December 31, 2020	1,162	21,275	484	7,950	1,339	18,508	1,440	52,158
Cost:
At January 1, 2021	3,373	22,563	484	9,143	2,042	28,926	1,996	68,527
Additions	59,524	886	—	479	3,228	—	1,329	65,446
Construction in progress transferred in	(27,097)	—	—	6,133	936	19,646	382	—
Disposals	(2,211)	—	—	(21)	(871)	(147)	(185)	(3,435)
At December 31, 2021	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Accumulated depreciation:
At January 1, 2021	—	(1,288)	—	(1,193)	(703)	(10,418)	(556)	(14,158)
Charge for the year	—	(1,100)	—	(1,235)	(793)	(10,805)	(501)	(14,434)
Disposals	—	—	—	1	462	112	96	671
At December 31, 2021	—	(2,388)	—	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Impairment:
At January 1, 2021	(2,211)	—	—	—	—	—	—	(2,211)
Disposals	2,211	—	—	—	—	—	—	2,211
At December 31, 2021	—	—	—	—	—	—	—	—
Net book value:
At December 31, 2021	33,589	21,061	484	13,307	4,301	27,314	2,561	102,617

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Construction				Electronic	Leasehold
In thousands of USD	in progress	Building	Land	Machinery	equipment	improvements	Others	Total
Cost:
At January 1, 2022	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Additions	54,107	—	—	1,228	4,681	2,431	4,295	66,742
Additions related to asset acquisition (See Note 5)	—	—	—	—	1	—	14	15
Construction in progress transferred in	(71,184)	—	—	16,132	794	53,661	597	—
Disposals	—	—	—	(222)	(187)	—	—	(409)
At December 31, 2022	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Accumulated depreciation:
At January 1, 2022	—	(2,388)	—	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Charge for the year	—	(1,137)	—	(4,392)	(1,532)	(21,892)	(1,485)	(30,438)
Disposals	—	—	—	16	93	—	—	109
At December 31, 2022	—	(3,525)	—	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Net book value:
At December 31, 2022	16,512	19,924	484	26,069	8,151	61,514	5,982	138,636

Construction in progress primarily represents the construction of mining datacenters.

For the year ended December 2020, and the period from January 1, 2021 to January 26, 2021, approximately US$0.3 million and US$0.02 million of depreciation expense was allocated to Bitmain and included in changes in invested capital, respectively.

12.INVESTMENT PROPERTIES

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

At December 31,
In thousands of USD	2022
2023	3,600
2024	3,701
2025	3,229
2026	2,492
2027	1,855
Thereafter	4,711
Total	19,588

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

13.LEASES

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

The consolidated statements of financial position show the following amounts relating to the right-of-use assets:

	At December 31,
In thousands of USD	2021	2022
Right-of-use assets
- Land and buildings	58,941	60,082
Investment properties
- Leasehold land	—	5,547

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

*Depreciation expense of right-of-use asset of approximately $0.2 million and interest expense of approximately $0.1 million was related to the leasehold land included in the investment properties. See Note 12.

The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2020, 2021 and 2022 was approximately US$5.4 million, US$5.4 million and US$6.3 million, respectively.

14.BORROWINGS

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

	At December 31,
In thousands of USD	2021	2022
Payables for surtaxes	8,184	8,928
Accrued operating expenses	2,108	5,539
Payables for staff-related costs	5,839	2,182
Deposit from hosting customers	—	2,911
Restoration provision for leasehold land	—	1,343
Others	1,127	1,273
Total	17,258	22,176

All other payables and accruals are expected to be settled within one year or are repayable on demand.

16.EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS

(a)	Expenses by nature

	Years ended December 31,
	2020	2021	2022
In thousands of USD	(Restated)
Staff cost
- salaries, wages and other benefits	33,041	37,730	50,132
Share-based payments	—	88,355	90,648
Amortization
- intangible assets	111	146	97
Depreciation
- mining machines	98,136	43,857	29,281
- property, plant and equipment	9,807	14,416	30,438
- investment properties	—	—	1,237
- right-of-use assets	3,983	4,636	5,371
Electricity cost in operating mining machines	72,078	58,447	139,469
Cost of mining machines sold	17,537	5,978	1,002
Consulting service fee	1,039	8,787	6,797
Tax and surcharge	3,085	2,202	3,355
Advertising expenses	2,189	880	737
Office expenses	543	2,219	3,124
Research and development technical service fees	681	1,964	1,313
Expenses of low-value consumables	971	1,662	4,025
Expenses of variable payment lease	—	610	639
Expenses of short-term leases	372	351	527
Impairment loss of mining machines	—	106	—
Logistic expenses	339	1,391	3,060
Travel expenses	52	1,393	3,202
Insurance fee	459	983	3,446
Others	766	4,826	12,756
Total cost of revenue, selling, general and administrative and research and development expenses	245,189	280,939	390,656

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Other operating income / (expenses)

	Years ended December 31,
In thousands of USD	2020	2021	2022
Net gain / (losses) on disposal of cryptocurrencies	2,716	18,725	(3,131)
Impairment loss of cryptocurrencies	—	(436)	—
Change in fair value of cryptocurrencies lent	—	(3,735)	—
Net loss on disposal of mining machine	(2,984)	(36)	(497)
Write-off of receivables from a related party(1)	(2,025)	—	—
Others	248	107	—
Total	(2,045)	14,625	(3,628)

(1)	In 2020, Bishkek Maker Cloud Technologies Co., Ltd. (“Bishkek”), an entity of the Bitdeer Business, waived a receivable of approximately US$2.0 million from one of the subsidiaries of Bitmain. Bishkek was disposed of in July 2021.
(c)	Other net gain / (loss)

	Years ended December 31,
In thousands of USD	2020	2021	2022
Loss on impairment of property, plant and equipment	(2,211)	—	—
Gain on extinguishment of debt	—	880	—
Net gain on disposal of property, plant and equipment and intangible assets	66	56	662
Government grants	307	35	42
Changes in fair value of financial assets at fair value through profit or loss	—	—	(841)
Net gain on disposal of other financial assets	—	—	213
Impairment loss of a pre-matured investment(1)	—	(2,025)	—
Net gain on settlement of balances with Bitmain	—	4,468	—
Others	(722)	(931)	281
Total	(2,560)	2,483	357

(1)	The Group signed a project investment agreement with a third party in April 2021 and made a payment of approximately $2 million. The project was later forfeited, and the Group is actively collecting the paid amount, which was impaired as of June 30, 2021 based on management’s estimate over the likelihood of collection at current stage.

(d)	Finance income / (expenses)

	Years ended December 31,
In thousands of USD	2020	2021	2022
Interest on lease liabilities	(817)	(1,217)	(2,425)
Cryptocurrency transaction service fee	(458)	(109)	(159)
Gain / (loss) on foreign currency transactions	618	(226)	(2,881)
Interest income	419	2,947	4,291
Interest expenses on bank loan	(6)	(3)	—
Interest expense on convertible debt	—	(1,223)	(2,778)
Others	(136)	(110)	(229)
Total	(380)	59	(4,181)

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards:

		Average exercise	Average
	Number of	price per	fair value per
	options(’000)	share option(US$)	share option(US$)
As at January 1, 2021	—	—	—
Granted during the year	1,097,852	0.03	0.23
As at December 31, 2021	1,097,852	0.03	0.23
Granted during the year	139,690	0.03	0.16
Forfeited	(25,597)	0.03	0.22
As at December 31, 2022	1,211,945	0.03	0.22
Vested and exercisable at December 31, 2022	417,767	0.03	0.22

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

The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs to the model used for determining the value of the grant for the years ended December 31, 2021 and 2022:

	At August 1, 2021	At November 1, 2021
Dividend yield (%)	—	—
Expected volatility (%)	130.19%	130.23%
Risk-free interest rate (%)	1.24%	1.57%
Exercise multiple	2.20-2.80	2.20

	At January 1, 2022	At April 1, 2022	At July 1, 2022	At October 1, 2022
Dividend yield (%)	—	—	—	—
Expected volatility (%)	128%	123%	120%	121%
Risk-free interest rate (%)	1.618%	2.415%	2.893%	3.886%
Exercise multiple	2.20-2.80	2.20	2.20	2.20

The above inputs for the binomial model have been determined based on the following:

●	Dividend return is estimated by reference to the Group’s plan to distribute dividends in the near future. Currently, this is estimated to be zero as the Group plans to retain all profit for corporate expansion;

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies to the Group;
●	Risk-free interest rate is based on the yield to maturity of U.S. treasury bills denominated in US$ at the option valuation date;
●	Exercise multiple is based on empirical research on typical share award exercise behavior.

18.EQUITY

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

	Class A	Amount	Class B	Amount
	Ordinary Shares	in USD	Ordinary Shares	in USD
At January 1, 2021, shares issued and outstanding	—	—	—	—
Share allotment upon Reorganization	10,016,592,322	1,002	—	—
Redesignation of ordinary shares	(5,631,795,619)	(563)	5,631,795,619	563
At December 31, 2021, shares issued and outstanding	4,384,796,703	439	5,631,795,619	563
At December 31, 2022, shares issued and outstanding	4,384,796,703	439	5,631,795,619	563

	Series A	Amount	Series B	Amount	Series B+	Amount
	Preferred Shares	in USD	Preferred Shares	in USD	Preferred Shares	in USD
At January 1, 2021, shares issued and outstanding	—	—	—	—	—	—
Share allotment upon Reorganization	461,033,549	46	870,232,230	87	1,314,267,705	131
At December 31, 2021, shares issued and outstanding	461,033,549	46	870,232,230	87	1,314,267,705	131
At December 31, 2022, shares issued and outstanding	461,033,549	46	870,232,230	87	1,314,267,705	131

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The shares allotted to shareholders pursuant to the Reorganization were charged to reserve.

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

(iv)	The value of the conversion option of the equity component embedded in the convertible debt.
(v)	The accumulated share-based payment expenses.

Capital management

The Group’s primary objective in terms of managing capital is to

●	safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurate with the level of risk.
●	To support the Group’s stability and growth
●	To provide capital for the purpose of strengthening the Group’s risk management capability

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.TAXATION

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

The reconciliation between the income tax benefit / (expenses) calculated by applying the applicable tax rate of 17% to the profit / (loss) before income tax and the net income tax benefit / (expenses) as shown in the statements of operations and comprehensive income / (loss) for the years ended December 31, 2020, 2021 and 2022 is as follows.

	Years ended December 31,
	2020	2021	2022
Statutory income tax rate	17.00%	17.00%	17.00%
Effect of expenses not deductible for tax purpose	(0.35)%	11.99%	(22.71)%
Effect of income tax difference under different tax jurisdictions	2.55%	5.64%	(4.03)%
Effect of tax losses not recognized in deferred tax assets	(7.39)%	0.63%	0.75%
Prior year true-ups	—	2.11%	16.05%
Effect of non-taxable income	0.50%	(0.60)%	—
Others	0.17%	0.09%	(0.27)%
Total	12.48%	36.86%	6.79%

Deferred tax assets / (liabilities) as of December 31, 2021 and 2022 comprise the following:

	At December 31,
In thousands of USD	2021	2022
Deferred tax assets
Net operating losses	4,362	4,324
Share-based payments	—	2,672
Property, plant and equipment and intangible assets	260	533
Total deferred tax assets	4,622	7,529
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	—	(2,672)
Deferred tax assets	4,622	4,857
Deferred tax liabilities
Property, plant and equipment	(7,547)	(14,298)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	—	2,672
Deferred tax liabilities	(7,547)	(11,626)

Net deferred tax assets / (liabilities)	(2,925)	(6,769)

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movements in the net deferred tax assets during the years ended December 31, 2020, 2021 and 2022 are as follows:

		Recognized in	Charged to
In thousands of USD	January 1, 2020	profit or loss	invested capital(1)	December 31, 2020
Tax losses carried forward	19,292	2,015	2,285	23,592
Accrued expenses	704	—	—	704
Property, plant and equipment	(192)	5,998	—	5,806
Net deferred tax assets	19,804	8,013	2,285	30,102

		Recognized in	Charged to
In thousands of USD	January 1, 2021	profit or loss	invested capital(1)	December 31, 2021
Tax losses carried forward	23,592	(21,324)	2,094	4,362
Accrued expenses	704	(704)	—	—
Property, plant and equipment	5,806	(13,093)	—	(7,287)
Net deferred tax assets / (liabilities)	30,102	(35,121)	2,094	(2,925)

		Recognized
	January 1,	in profit	Charged to	December 31,
In thousands of USD	2022	or loss	invested capital (1)	2022
Tax losses carried forward	4,362	(38)	—	4,324
Share-based payments	—	2,672	—	2,672
Property, plant and equipment	(7,287)	(6,478)	—	(13,765)
Net deferred tax liabilities	(2,925)	(3,844)	—	(6,769)
(1)	Deferred tax assets charged to invested capital is due to the Group recognizing deferred tax assets related to tax losses carried forward based on the tax losses available to the individual legal entities within the Group during the Carve-out Period, which creates differences between the income tax benefit or expense determined based on the operation results of the Bitdeer Business.

The Group has not recognized deductible temporary differences and a portion of the tax loss carryforward because the criteria for recognition (i.e., the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:

		Earliest year of
	Amount in	expiration if not
Tax Jurisdiction	thousands of USD	utilized
Singapore	3,555	Indefinitely
Hong Kong	4,694	Indefinitely
United States	88,438	Indefinitely
Total	96,687

20.RELATED PARTY TRANSACTIONS

Compensation for key management and Board of Directors

	Years ended December 31,
In thousands of USD	2020	2021	2022
Salaries and other emoluments	10,175	11,627	11,969
Total	10,175	11,627	11,969

Balances and transactions with Bitmain and BTC

During the Carve-out Period, the Group and BTC were integrated into the group-wide operation directed by Bitmain before the completion of the Reorganization.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(1)Revenue from Bitmain and BTC arise from the Group’s normal course of business, See Note 2.

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of due from related party are as follows:

	At December 31,
In thousands of USD	2021	2022
Due from related party
- Trade receivables	413	75
- Loans to a related party(1)	1,087	322
Total due from related party	1,500	397

Due to related party
- Other payables(2)	19	316
Total due to related party	19	316
(1)Loans to a related party represent unsecured, interest-free loans made to the related party. These loans are due on demand.
(2)Other payables represent the accrued service expense related to the custody and other services provided by the related party.

Details of transactions with the related party are as follows:

	Years ended December 31,
In thousands of USD	2020	2021	2022
- Provide service to a related party	—	530	3,076
- Receive service from a related party	—	294	425
- Interest earned from a related party	—	1,552	1,499
- Return of wealth management products from a related party	—	737	283
- Changes in fair value of financial assets at fair value through profit or loss	—	—	(952)

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

In July 2022, the Group signed an agreement with Matrixport Group, which is the general partner of a limited partnership set up by the Matrixport Group, to subscribe a limited partner interest in the limited partnership and the capital commitment is amounting to US$20 million. The Group does not have control over the limited partnership. As of December 31, 2022, the capital contribution made by the Group to the limited partnership is US $17 million. The Group recorded approximately US$952,000 loss on change in fair value of financial assets at fair value through profit or loss for the year ended December 31, 2022.

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2021 and 2022, the Group made non-secured lending to, and purchased non-principal guaranteed wealth management products from Matrixport Group in cryptocurrencies. The summary of transactions is as follows:

		Amount in	Date of	Date of	Effective annual
	Type of	thousands of	purchase	redemption	yield of return/
	cryptocurrency	cryptocurrencies	/ lending	/ collection	interest rate
Loan	USDC	30,000	September 8, 2021	December 27, 2021	8.25%
Wealth management product - type A	USDT	30,000	October 20, 2021	December 28, 2021	13.00%
Wealth management product - type A	USDT	80,000	January 14, 2022	March 27, 2022	1.00%
Loan	USDT	15,000	April 1, 2022	June 28, 2022	5.83%
Loan	USDC	5,000	April 1, 2022	June 28, 2022	7.00%
Wealth management product - type A	USDT	10,000	April 15, 2022	June 17, 2022	3.06%
Loan	USDC	30,000	May 12, 2022	May 19, 2022	15.00%
Wealth management product - type B	USDT	10,000	June 17, 2022	June 28, 2022	5.70%
Wealth management product - type B	USDT	50,000	June 20, 2022	June 28, 2022	5.92%
Loan	USDC	80,000	July 1, 2022	September 28, 2022	4.13%
Loan	USDC	20,000	October 11, 2022	December 28, 2022	3.50%

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

21.EARNINGS / (LOSS) PER SHARE

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

BITDEER TECHNOLOGIES HOLDING COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following reflects the income and share data used in the basic and diluted earnings / (loss) per ordinary share computations:

	Years ended December 31,
In thousands of USD, except for the per share data	2020	2021	2022
Profit / (loss) attributable to ordinary equity shareholders of the Group	(55,826)	82,643	(60,366)
Weighted average number of ordinary shares outstanding (thousand shares)	12,662,126	12,662,126	12,662,126
Basic earnings / (loss) per share (In USD)	(0.00)	0.01	(0.00)

Profit / (loss) attributable to ordinary equity shareholders of the Group	(55,826)	82,643	(60,366)
Increase in profit attributable to ordinary equity shareholders of the Group resulted from conversion of convertible debt	—	1,223	—
Profit / (loss) attributable to ordinary equity shareholders of the Group for diluted EPS	(55,826)	83,866	(60,366)

Weighted average number of ordinary shares outstanding (thousand shares)	12,662,126	12,662,126	12,662,126
Adjusted for:
- Assumed conversion of convertible debt	—	210,681	—
- Assumed exercise of share awards	—	104,370	—
Weighted average number of shares outstanding for diluted EPS (thousand shares)	12,662,126	12,977,177	12,662,126

Diluted earnings / (loss) per share (In USD)	(0.00)	0.01	(0.00)
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

22.SUPPLEMENTAL CASH FLOW INFORMATION

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

23.SUBSEQUENT EVENTS

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