Form 20-F
period 2023-12-31
Bitdeer Technologies Group
filed 2024-03-28
CIK 1899123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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
Jihan Wu
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,966,298 outstanding ordinary shares as of December 31, 2023 (excluding 606,756 class A ordinary shares that have been repurchased but not cancelled and 5,436,385 class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans), including 63,566,376 Class A ordinary shares and 48,399,922 Class V ordinary shares.

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

continued

ii

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

Certain amounts and percentages that appear in this annual report may not sum due to rounding. Unless otherwise stated or unless the context otherwise requires, in this annual report:

“Acquisition Merger” means, following the Initial Mergers, the merger where Bitdeer Merger Sub merges with and into Bitdeer, with Bitdeer being the surviving entity and becoming a wholly-owned subsidiary of the Company

“Acquisition Merger Effective Time” means the effective time of the Acquisition Merger.

“Bitdeer Convertible Note” means the US$30,000,000 8% coupon unsecured convertible notes due July 2023 issued pursuant to such subscription agreement dated July 23, 2021 between Bitdeer and VENTE Technology Growth Investments L.P. as the noteholder, as amended by the First Amendment to Definitive Certificate for the Convertible Notes, dated December 15, 2021, by the same parties, and further amended by the Second Amendment to Definitive Certificate for the Convertible Notes, dated July 22, 2023, by the same parties, as a result of which we have repaid US$7 million in principal (and interest accrued thereon from July 1, 2023) of the then outstanding notes, and extended the maturity of the Bitdeer Convertible Note to July 21, 2025, by when we will pay the remainder of the notes.

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

“Business Combination” means, collectively, the Acquisition Merger, the Initial Mergers and other transactions contemplated by the Merger Agreement.

“BSGA” means Blue Safari Group Acquisition Corp., a British Virgin Islands business company.

“BSGA Merger Sub 1” means Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of the Company;

“BSGA Merger Sub 2” means Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of the Company.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Class A Ordinary Shares” means the Class A ordinary shares of a par value of US$0.0000001 each, in the authorized share capital of the Company.

“Class V Ordinary Shares” means the Class V ordinary shares of a par value of US$0.0000001 each, in the authorized share capital of the Company.

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

“First SPAC Merger” means the merger where BSGA Merger Sub 1 merges with and into BSGA, with BSGA being the surviving entity and becoming a wholly-owned subsidiary of the Company.

“IAS” means International Accounting Standard.

“IASB” means International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Initial Mergers” means, collectively, the First SPAC Merger and the Second SPAC Merger.

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

“Rule 144” means Rule 144 under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Second SPAC Merger” means, following the First SPAC Merger, the merger where BSGA merges with and into BSGA Merger Sub 2, with BSGA Merger Sub 2 being the surviving entity and continuing as a wholly-owned subsidiary of the Company.

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

“XCH” means Chia.

“ZEC” means Zcash.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters set forth in the section entitled “Item 3. Key Information - D. Risk Factors” of this annual report.

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

Not applicable.

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

Despite the general appreciation potential of Bitcoin, there are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media, some of which are beyond our control. For example, decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like Bitcoin have attracted many committed users. However, the decentralized nature of Bitcoin is subject to growing discussion and suspicion. Some claim that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as Bitcoin exchanges that own vast amounts of Bitcoins, can affect the market price of Bitcoin. For example, throughout calendar year 2022, a number of companies in the digital assets industry have declared bankruptcy, including cryptocurrency exchanges FTX Trading Ltd., et al. (“FTX”) (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows Capital (“Three Arrows”), crypto miners Compute North LLC (“Compute North”) and Core Scientific Inc. (“Core Scientific”) and crypto lenders Celsius Network LLC, et al. (“Celsius Network”), Voyager Digital Ltd., et al. (“Voyager Digital”) and BlockFi Inc., et al. (“BlockFi”). Such bankruptcies have led, at least in part, to a drop in Bitcoin price. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect Bitcoin price. This in turn could adversely affect the market demand for our services and business.

Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. There is no assurance that the Bitcoin price will remain high enough to sustain the demand for our hash rate sharing and hosting services or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of Class A Ordinary Shares. If the Bitcoin price drops, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for our Bitcoin-related services, and in value appreciation from our self-mining activities. As a result, we may need to reduce the price of our Cloud Hash Rate and hosting services. For risks relating to the impact of Bitcoin price fluctuation on our growth trends, see the section entitled “- We may be unable to execute our growth strategies or effectively maintain our rapid growth trends” below.

The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020, the reward was further reduced to 6.25 Bitcoins. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services of us. As of the date of this annual report, the largest portion of our revenue was generated from our self-mining business and hash rate sales through Cloud Hash Rate, which are associated with Bitcoin mining. We may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.

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

Our ability to obtain external financing in the future may be subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. While we face less working capital constraints as we expand our hash rate sharing business, which generates quicker cash payback, the self-mining business is nevertheless capital intensive. We may need additional capital if Bitcoin price increases as it will likely push up prices for supplies required for the self-mining business. However, in light of conditions impacting the industry, it may be more difficult for us to obtain equity or debt financing currently and/or in the future. For instance, the crypto assets industry has been negatively impacted by events such as the bankruptcies of Compute North, Core Scientific, Alameda Research LLC, BlockFi, Celsius Network, Voyager Digital, Three Arrows and FTX throughout calendar year 2022. In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.

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

We had negative cash flows from operating activities in the amount of US$52.5 million, US$268.0 million and US$271.8 million for the years ended December 31, 2021, 2022 and 2023, respectively. We incurred a net loss of US$60.4 million and US$56.7 million for the years ended December 31, 2022 and 2023, respectively, and generated a net profit of US$82.6 million for the year ended December 31, 2021. We have generated negative cash flow from operating activities and incurred loss in the past, and there is no assurance that we will be able to generate positive cash flow from operating activities or achieve or subsequently maintain profitability in the future. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to operate and expand our business and manage our services mix, and our ability to secure favorable commercial terms from suppliers.

Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have achieved rapid growth since our inception. For the years ended December 31, 2021, 2022 and 2023, our total revenue amounted to US$394.7 million, US$333.3 million and US$368.6 million, respectively. We may experience negative growth or positive growth at a lower rate for a number of possible reasons, including decreasing market price of cryptocurrencies, increasing competition, declining growth of the cryptocurrency industry, unforeseeable technology innovation, emergence of alternative mainstream cryptocurrencies, or changes in government policies, regulations or general economic conditions. It is also difficult to forecast seasonality and volatility in our business, and as a result accurately allocating resources including hash rate, mining datacenter capacity, or human capital to different business lines to achieve the best results in the medium or long term. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ordinary shares could decline. In addition, given the volatile nature of cryptocurrencies and that our business and financial condition correlate with the market price of cryptocurrencies, it is difficult to evaluate our business and future prospects based on our limited operating history or historical performance.

We have experienced and may experience in the future hash rate loss during our operations due to factors beyond our control.

We generate hash rate through operating our mining datacenters. To efficiently increase hash rate under management (i.e., proprietary hash rate and hosting hash rate), our efforts include constructing and expanding mining datacenters in prime locations globally, purchasing the latest mining machine models and continually optimizing operational efficiency of our mining datacenters and mining machines. However, hash rate generation is affected by factors beyond our control, including temperature, humidity, mining machine quality, the depreciation and deterioration of mining machines, the location of our mining machines globally, spare parts supply quality, quantity and timeliness, sudden surge in power price or sudden power outage, maintenance team members’ lack of experience, unseen computer virus attack, etc. For example, we have experienced hash rate loss during 2021, primarily due to relocation of mining machines as well as unfavorable weather condition. In the future, we expect the risks of hash rate loss will remain, which may affect our business and results of operations.

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

Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, on March 9, 2023, the Department of the Treasury published General Explanations of the Administration’s Fiscal Year 2024 Revenue Proposals, in which it proposed imposing a 30% excise tax on electricity usage by digital asset miners. Governments or government regulators may potentially restrict electricity suppliers from providing electricity to mining datacenter in times of electricity shortage increase the cost, including through taxation, of, electricity, or may otherwise potentially restrict or prohibit the provision of electricity to businesses like us. In the event government regulators issue moratoriums or impose bans or restrictions involving hosting operations or transaction processing in jurisdictions in which we operate, we will not be able to continue our operations in such jurisdictions. A moratorium ban or restriction could have a material adverse effect on our business, financial condition and results of operations.

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

Our cloud hash rate and hosting contracts are generally priced taking into account various factors including the then Bitcoin price, network hash rate, purchase cost of mining machines, estimated power consumption by our clients, along with other costs of products or services, as adjusted for actual costs. Our ability to earn a profit on such contracts requires that we accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of generating sufficient hosting and colocation capacity within the contracted time period. Our pricing of hash rates may cause significantly lower income than we could have generated through using the same hash rates for self-mining. We may also not be able to accurately forecast the outcome of selling our products and services at a particular price and the inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on our business, financial condition and results of operations.

We have broad discretion regarding pricing strategy and resource allocation and may exercise related business judgments in a way that you may not agree with. Such judgments may not achieve the best possible outcome for our business operations.

Our business operations involve constant and important decision-making regarding the pricing of our services and allocation of mining resources. We take into account our estimates of market trends when determining pricing strategies. To achieve profitability in the long run, we may offer lower price in order to acquire and retain new customers, even if this pricing does not allow us to maximize our short-term revenue. As we operate three business lines, we have to decide the allocation of proprietary hash rate between “self-mining” and “hash rate sharing” as well as the allocation of mining datacenter capacity among “self-mining,” “hash rate sharing” and “hosting.” While allocating more mining resources to “hash rate sharing” and “hosting” services may facilitate cash payback and mining datacenter expansion while lower risk exposure associated with Bitcoin price volatility, we have to forgo our huge appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “self-mining,” and vice versa. We spend great efforts in making these business decisions in the Company’s best interest, taking into account Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining machines or expanding mining datacenters at low cost, etc. However, we cannot guarantee that our decisions could generate the most revenue or offer the strongest downside protection for the Company. If we cannot accurately estimate any of the aforementioned factors upon which we base, our contract pricing could have a material adverse effect on our business, financial condition and results of operation.

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

The difficulty of Bitcoin mining, or the amount of computational resource required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects our self-mining business and the demand for our Bitcoin mining related products and services including hash rate sharing and hosting. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed to the effect that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. As a result, a strong growth in promotion of Bitcoin computing power supply services can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products and services.

While we plan to install our own mining machines as part of our plan to expand our self-mining business, our business is highly dependent on acquiring a sufficient number of cryptocurrency mining equipment from our suppliers. We may not be able to obtain new mining hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

While we plan to install our own mining machines as part of our plan to expand our self-mining business, our business is highly dependent upon cryptocurrency mining equipment suppliers providing an adequate supply of new generation cryptocurrency mining machines at economical prices to support our self-mining, hash rate sharing and hosting business lines and our customers’ mining activities. The growth in our business is directly related to increased demand for hosting services and cryptocurrencies such as Bitcoin which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable cryptocurrency mining, as well as the trading price of cryptocurrencies such as Bitcoin. The market price and availability of new mining machines fluctuates with the price of Bitcoin and can be volatile.

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

We have experienced growth and expanded our business in recent years. We recorded total net revenue of US$394.7 million, US$333.3 million and US$368.6 million in 2021, 2022 and 2023, respectively. We incurred a net loss of US$60.4 million and US$56.7 million for the years ended December 31, 2022 and 2023, respectively, and generated a net profit of US$82.6 million for the year ended December 31, 2021. We may not be able to grow our revenue and achieve profitability in the future if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

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

In addition, we also face risks associated with the expansion of our operations overseas. See the section entitled “- We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.” If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

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

We plan to expand our footprints to more mining datacenters across the globe to increase our total capacity to approximately 1,970MW, including 575MW power supply currently under construction and 500MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction, as of February 29, 2024. Such expansion and construction require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. We may also experience quality control issues as we implement any upgrades in our hosting capacity through the installation and maintenance of chipsets and servers or new cooling technologies such as immersion and water curtain cooling. our business will be negatively impacted if we are unable to run our mining operations in a way that is technologically advanced, economically and energy- efficient and temperature controlled. If we are unsuccessful, we will damage our mining machines and the mining machines of third parties and the profitability of our mining operations.

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

The size, nature and complexity of our business could make us susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the disruptions in the crypto asset markets in 2022. We believe that since cryptocurrency mining, and the digital asset industry generally, is a relatively new business sector, we are more likely subject to government investigation and regulatory determination, particularly following the cryptocurrency market participant bankruptcies throughout calendar year 2022 described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on us, our business or operations, or the industry as a whole.

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

We have provided worldwide products and services to a number of countries outside of Singapore and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of Singapore. Revenue generated from customers located in the United States accounted for 16.6%, 5.1% and 16.0% of our total revenue for the years ended December 31, 2021, 2022 and 2023, respectively. Further, we rely on certain overseas suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as mining machines. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products and services, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

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

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2022 and 2023, the balance of prepayments we made to our suppliers amounted to US$9.7 million and US$35.2 million, respectively. The amount of our prepayment can significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligation in a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such an event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

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

We derive our revenue from the sale of products and services and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2022 and 2023, our trade receivables amounted to US$18.3 million and US$17.3 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

We have not been directly impacted by any of the bankruptcies in the crypto asset space throughout calendar year 2022, as we have no contractual privity or relationship to the relevant parties. However, we are dependent on the overall crypto assets industry, and such events have contributed, at least in part, to our peers’ stock price as well as the price of Bitcoin. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us, discourage overall participation in the cryptocurrency industry, and result in loss of customer demand for our products and services. Cryptocurrency investments may be subject to losses or impairments if cryptocurrency values decrease as a result of failure of any digital asset exchange, however, we do not anticipate to actively participate in such activities in the foreseeable future.

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

If there are significant changes to the method of validating blockchain transactions, such changes could harm our self-mining business and reduce demand for our products and services.

New cryptocurrency transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a PoW consensus algorithm, whereby miners are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a PoS algorithm, PoC algorithm or any other algorithm based on a protocol other than PoW, which may decrease the reliance on computing power as an advantage to validating blocks. Our self-mining operations, and, to our knowledge, the operations of our potential hash rate sharing and hosting customers, are currently designed to primarily support a PoW consensus algorithm. Should the algorithm shift from a PoW validation method to others, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to protocols other than PoW were to occur. If we cannot adapt to the new mining protocols quickly enough to keep pace with the market change, any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the price of cryptocurrencies may be affected by the buying and selling of a significant amount of cryptocurrencies by a holder, or a group of holders. Any unforeseen actions by holders of a significant amount of cryptocurrencies, could have a material adverse effect on our business, financial condition and results of operations. For instance, the recent introduction of a spot bitcoin exchange traded fund (“ETF”) and the pending approval of an ETH ETF may attract speculative traders who seek short-term gains based on price movements. This increased speculative activity could lead to short-term price volatility.

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

The field of cryptocurrencies is constantly expanding with around 10,000 types of cryptocurrencies in existence as of December 2023. We intend to evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies. To the extent we elect to commence activities to generate cryptocurrencies, we would be required to invest our assets either to obtain mining equipment configured to generate cryptocurrencies based on a PoW protocol or to post “stakes” to generate cryptocurrencies based on a PoS protocol. In addition, or in the alternative, we may trade our cryptocurrencies for other cryptocurrencies on centralized or decentralized exchanges. Optimization of such trades may vary depending on the exchange on which the trade is conducted because we may not have access to all exchanges on which such trades are available. Further, trading on centralized and decentralized exchanges may expose us to additional risks if such exchanges experience breaches of security measures, system errors or vulnerabilities, software corruption, hacking or other irregularities. Any new cryptocurrency obtained through generation or trading may be more volatile or fail to increase in value compared to cryptocurrencies we currently hold. As a result, any investment in different cryptocurrencies may not achieve our goals, may be viewed negatively by analysts or investors and may negatively affect our revenue and results of operations.

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

As crypto assets have grown in popularity and in market size, the U.S. regulatory regime - namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”), the Financial Crimes Enforcement Network (the “FinCEN”) and the Federal Bureau of Investigation), and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior”. On March 8, 2022, President Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto assets industry requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, the bankruptcy filings of FTX, the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in addition to other bankruptcy filings of crypto companies throughout calendar year 2022, contributed, at least in part, to heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation and regulatory scrutiny may result in additional costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the utility of Bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, supervision and examination. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Although we are not directly connected to the cryptocurrency market events in 2022, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and/or may adversely affect our business, reputation, financial condition and results of operations.

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

Issues in the development and use of AI may result in reputational or competitive harm or liability.

With the completion of the deployment and successful testing of our NVIDIA DGX SuperPOD H100 system, we are beginning to build AI into our infrastructure services. We expect this integration of AI into our offerings and our business in general to grow. AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms or training methodologies may be flawed. Datasets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by our Company or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our products and services not working as intended. Human review of certain outputs may be required. As a result of these and other challenges associated with innovative technologies, our implementation of AI systems could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/computing AI services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements.

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

In addition, there might be significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the Europe Union or other major economy entities. Countries may respond by imposing retaliatory trade measures against the United States. For details about international trade relations, see the section entitled “ - Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.” Variations in the trade policies among different countries will significantly influence our worldwide business and regional business relationship, which will materially and adversely affect our business, financial condition and results of operations.

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

There is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experiences material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations. We are not aware of any governmental licenses or authorizations required to offer our products and services to customers in the jurisdictions we offer such products and services. However, our hash rate sharing business may be subject to U.S. jurisdictions under certain circumstances. See the section entitled “- Our hash rate sharing business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our hash rate sharing business may be deemed as securities offerings in other jurisdictions where it is offered.”

We may be subject to fines and other administrative penalties resulting from the operation of our business, which could materially and adversely affect our business, financial condition and results of operation.

We are a leading cryptocurrency mining service provider with a strong global presence. As of February 29, 2024, we operate six prime mining datacenters in the United States, Norway and Bhutan and served users across around 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. We are subject to regulation by the multiple government authorities in countries or regions where we have presence, and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. Moreover, the relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future. Any misunderstanding or misinterpretation of the law and regulation could subject us to, among others, the non-compliance investigation by the government authorities. There is no guarantee that we will not face administrative fines or penalties concerning our operations or our subsidiaries, which could have a material adverse impact on our results of operation.

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

While certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise cryptocurrencies that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the cryptocurrencies we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see the section entitled “- There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations.” If certain cryptocurrencies, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

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

Furthermore, while the SEC approved 11 spot Bitcoin ETF applications in January 2024, no clear principles have emerged from the regulators as to how they view these issues and how to regulate cryptocurrency under the applicable securities acts. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a cryptocurrency working group to evaluate the current legal and regulatory framework around cryptocurrencies in the United States and define when the SEC may have jurisdiction over a particular token or cryptocurrency (i.e., when it is a security) and when the CFTC may have jurisdiction (i.e., on derivatives of a cryptocurrency when it is a commodity).

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

In particular, the market price of Class A Ordinary Shares could be subject to extreme volatility and fluctuations in response to industry-wide developments beyond our control, such as continued industry-wide fallout from the Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi throughout calendar year 2022. Although, as mentioned elsewhere in this annual report, we have no exposure to any of the cryptocurrency market participants that filed for Chapter 11 bankruptcy in 2022, or who are known to have experienced excessive redemptions, suspended redemptions or have crypto assets of their customers unaccounted for; and we do not have any assets, material or otherwise, that may not be recovered due to these bankruptcies or excessive or suspended redemptions; the price of Class A Ordinary Shares may still not be immune to unfavorable investor sentiment resulting from these developments in the broader cryptocurrency industry and you may experience depreciation of price of Class A Ordinary Shares.

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

On August 8, 2023, we entered into an ordinary shares purchase agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, subject to the satisfaction of the conditions set forth in the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II up to US$150,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the term of the Equity Financing Purchase Agreement. We filed a registration statement, which was declared effective on September 20, 2023, to register the resale of up to 150,000,000 Class A Ordinary Shares. Given this substantial number of shares available for resale, the sale of shares by such holders, or the perception in the market that holders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Class A Ordinary Shares or result in a significant decline in the public trading price of our Class A Ordinary Shares. Further, the purchase price for the shares that we may sell to B. Riley Principal Capital II under our committed equity financing will fluctuate based on the price of our Class A Ordinary Shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Class A Ordinary Shares to fall. If and when we do sell Class A Ordinary Shares to B. Riley Principal Capital II, after B. Riley Principal Capital II has acquired the Class A Ordinary Shares, B. Riley Principal Capital II may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to B. Riley Principal Capital II by us could result in substantial dilution to the interests of other holders of our Class A Ordinary Shares. Additionally, the sale of a substantial number of shares of our Class A Ordinary Shares to B. Riley Principal Capital II, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. The decision to sell any shares of our Class A Ordinary Shares to sell to B. Riley Principal Capital II under the committed equity financing will depend on market conditions, the trading prices of our Class A Ordinary Shares and other considerations, and we cannot guarantee the extent to which we may utilize the committed equity financing.

On March 18, 2024, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (collectively, the “sales agents”), pursuant to which we may offer and sell our Class A Ordinary Shares having an aggregate offering price of up to $250,000,000 from time to time through or to the sales agents, as agent or principal. It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

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

We previously identified a material weakness in our internal control over financial reporting. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of the Class A Ordinary Shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of the Class A Ordinary Shares.

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

During the audit of its financial statements for the year ended December 31, 2022, Bitdeer identified a material weakness in the design and operating effectiveness of its internal control over financial reporting with respect to the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), concerning in particular the control environment due to lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Bitdeer’s annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of this material weakness, accounting errors were identified in Bitdeer’s combined and consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2021 primarily related to revenue presentation in relation to the sales of mining machine business and the cash flow presentation related to the disposal of cryptocurrencies earned from revenue arrangements. The revenue and cost of revenue on the combined statements of operations and comprehensive loss and the operating and investing cash flows on the combined statements of cash flows have been previously restated. The material weakness could also result in other misstatements of Bitdeer’s accounts or disclosures, which may result in additional material misstatements in Bitdeer’s annual or interim financial statements that would not be prevented or detected.

Bitdeer has instituted plans to remediate the material weakness, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting. Following the closing of the Business Combination, we have invested significant resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as recruitment of qualified accounting personnel with sufficient knowledge and experience to address complex accounting issues, establishment of an internal audit team to monitor the internal control compliance over the financial reporting process, reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. Based on assessment performed by our management on the performance of certain remediation measures, we determined that as of December 31, 2023, the material weakness in our internal control over financial reporting previously identified had been remediated. However, if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements. The failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, which in turn could have a material adverse effect on our financial condition and results of operations.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the amended and restated memorandum and articles of association of the Company to determine whether or not, and under what conditions, our corporate records may be inspected by our ordinary shareholders, but we are not obliged to make them available to the ordinary shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenues of at least US$1.235 billion, (c) or in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. If some investors find the Class A Ordinary Shares less attractive as a result, there may be a less active trading market for the Class A Ordinary Shares, the price of Class A Ordinary Shares may be more volatile and the price of the Class A Ordinary Shares may decline. After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

Based on the Company’s analysis of its income, assets, activities, and market capitalization, the Company believes that it was not a PFIC for its taxable year ended December 31, 2023. However, the Company’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Class A Ordinary Shares from time to time, which could be volatile). In addition, the risk of the Company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent the Company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the Company’s future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of the Company’s income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although the Company currently treats these items of income as active, such treatment is uncertain. Moreover, certain of the Company’s business activities generate passive income and, although the amount of such income is currently small, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that the Company will not be a PFIC for its current or any future taxable year, and the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

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

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions is subject to change. New laws or legislations, such as the ones introduced in the United States under the “Infrastructure Investment and Jobs Act,” commonly referred to as the “infrastructure bill,” which was signed into law on November 15, 2021, will include tax reporting provisions that apply to cryptocurrencies. This reporting requirement took effect on January 1, 2023, and the implementation of these requirements is ongoing. We are closely monitoring the situation and waiting for more issuance of updated guidance from government agencies. Introductions of more stringent provisions on reporting or surveillance of cryptocurrencies and cryptocurrencies will likely be an ongoing trend from authorities worldwide. We caution that these new provisions may direct or indirectly impact scrutiny and assessments in relation to taxation. While some countries have expressed an intention to or have imposed taxation on cryptocurrencies and transactions, other tax authorities have been silent. As there is considerable uncertainty over the taxation of cryptocurrencies, there is no guarantee that the cryptocurrencies and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrencies, rendering the cryptocurrency mining solutions we provide less attractive to customers, which could materially and adversely affect our business, results of operations and financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were created as Bitdeer Technologies Holding Company in January 2021 to separate the Cloud Hash Rate business, the self-mining business and the business of providing dynamic hosting solutions (collectively, the “Bitdeer Business”) and the mining pool business, including the ownership of and registration right to the domain name btc.com (the “BTC.com Pool Business” or “BTC”), following a corporate reorganization of BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”). The separation from Bitmain resulted in the transfer of certain assets, liabilities and contracts related to the Bitdeer Business and the BTC.com Pool Business at their historical book values from Bitmain to us on January 26, 2021, when Bitmain distributed by way of dividend in kind the shares of us to the then existing Bitmain shareholders and we and our subsidiaries began to operate on a stand-alone basis.

In February 2021, we established Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”) to separate the BTC.com Pool Business following a corporate reorganization of our group. The separation was consummated on April 15, 2021, when we distributed by way of dividend in kind the shares of Blockchain Alliance to the then existing shareholders of our group.

In April 2023, the Business Combination was completed, upon which Bitdeer Technologies Group became the ultimate corporate parent of our group, and the Class A Ordinary Shares were listed on the Nasdaq under the symbol “BTDR.” Certain additional information about us is set forth in “Item 4.B - Business Overview” and is incorporated herein by reference.

Our registered office is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and our principal executive office is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509. Our principal website address is https://www.bitdeer.com. We do not incorporate the information contained on, or accessible through, our websites into this annual report, and you should not consider it a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

The following discussion reflects the business of Bitdeer. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “Bitdeer” refer collectively to Bitdeer Technologies Holding Company and its subsidiaries.

Overview

We are a world-leading technology company for blockchain and high-performance computing. We are committed to providing comprehensive computing solutions for our customers. We handle complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. We also offer advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, we currently operate six mining datacenters in the United States, Norway, and Bhutan with an aggregate electricity capacity of 895MW as of February 29, 2024. From these mining datacenters, we generate hash rate under management which is categorized into proprietary and hosting hash rate. As of February 29, 2024, our proprietary hash rate reached 8.4 EH/s. Together with the 13.6 EH/s hosting hash rate generated from mining machines hosted in our mining datacenters, we possessed a total of 22.0 EH/s of hash rate under management as of February 29, 2024.

To date, we primarily operate three business lines - “self-mining,” “hash rate sharing” and “hosting.” Self-mining refers to cryptocurrency mining for our own account, which allows us to directly capture the high appreciation potential of cryptocurrency. We offer two types of hash rate sharing solutions, Cloud Hash Rate and Hash Rate Marketplace. Through Cloud Hash Rate, we sell our proprietary hash rate to customers. We offer hash rate subscription plans at fixed price and share mining income with them under certain arrangements. Through Hash Rate Marketplace, we connect reliable third-party hash rate suppliers with hash rate users to facilitate hash rate sales and generate revenue from charging service fees. Our hosting services offer customers one-stop mining machine hosting solutions encompassing deployment, maintenance and management services for efficient cryptocurrency mining. Among a wide selection of hosting services, customers can either subscribe to our Cloud Hosting service for the specified mining machines from which they derive computing power under a “group-buying” model, or send their mining machines to our mining datacenters for hosting under the General Hosting option or the Membership Hosting option. All of our three business lines are supported by Minerplus, our self-developed integrated intelligent software platform, which offers software support to significantly reduce time needed for daily maintenance and mining machine upgrade and substantially decrease operation and maintenance headcount.

We source mining machines from a wide variety of manufacturers and traders with whom we have built robust relationships over the years. As a result, the majority of our mining machines are spot machines for the most recent and most commonly used models procured at a favorable price, which ensures high energy efficiency and stable hash rate supply both in quality and in quantum. We also engage in the sales of mining machines from time to time. We stay at the forefront of technology development. As a market player who is able to obtain a hash rate unit of 1TH/s through our hash rate slicing technology, we have been successfully maintaining a less than 1% fluctuation for 99% of our hash rate sales contracts as of December 31, 2023.

In October 2023, we entered into a NVIDIA Partner Network Master Agreement with NVIDIA Corporation (“NVIDIA”) to participate in NVIDIA’s Cloud Service Provider (CSP) Program. We completed the deployment and successful testing of our NVIDIA DGX SuperPOD H100 system in March 2024, becoming the first cloud service platform in the Asian region to offer NVIDIA DGX SuperPOD H100 service. The service provides our customers with access to NVIDIA AI supercomputing to help them accelerate their development of generative AI, large language models (LLMs), and other AI workloads.

As of February 29, 2024, we generated 8.4 EH/s proprietary hash rate from our self-owned mining machines and operated mining datacenters with an aggregate electricity capacity of 895MW. For the years ended December 31, 2021, 2022 and 2023, our total net revenue was US$394.7 million, US$333.3 million and US$368.6 million, respectively. We generated net profit of US$82.6 million for the year ended December 31, 2021, and incurred net loss of US$60.4 million and US$56.7 million for the years ended December 31, 2022 and 2023. For the years ended December 31, 2021, 2022 and 2023, our adjusted EBITDA was US$281.8 million, US$93.2 million and US$100.3 million, respectively. We incurred adjusted profits of US$171.0 million, US$30.3 million and US$22.0 million for the years ended December 31, 2021, 2022 and 2023, respectively, where adjusted profit/(loss) is defined as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2.

The crypto asset market, especially the price of Bitcoin, has been highly volatile. Industry-wide developments such as the industry-wide fallout from the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi throughout calendar year 2022 are beyond our control. We are not directly affected by these incidents, as we do not have any counterparty credit exposure to the above-mentioned firms nor expect their potential bankruptcy to have any direct impact on our business or operations.

We believe that, as compared to many other participants in the crypto assets markets, we are more resilient to cryptocurrency price volatility as our “hash rate sharing” and “hosting” businesses allow us to smooth the impact of cryptocurrency price volatility, as compared to “self-mining.”

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors.

World’s leading scale of proprietary hash rate

As of February 29, 2024, our proprietary hash rate operated in our global mining datacenters reached 8.4 EH/s. Our proprietary hash rate provides us with a clear edge across our business lines and anchors our unique business model. High proprietary hash rate increases our chance of success in obtaining cryptocurrency rewards. It also allows a stable supply of hash rate products to our customers through Cloud Hash Rate. Leveraging our track record of operating the Cloud Hash Rate business, we boosted user confidence in our brand and were able to launch Hash Rate Marketplace as our hash rate retail platform in 2021. In addition to proprietary hash rate, we also generate hosting hash rate, the other category of our total hash rate under management, from mining machines that are hosted in our mining datacenters. Together with the 13.6 EH/s hosting hash rate, we managed a total of 22.0 EH/s hash rate as of February 29, 2024. As of February 29, 2024, we operated six mining datacenters in the United States, Norway and Bhutan to support our proprietary and hosting hash rate.

Unique business model powers organic hash rate expansion by generating instant and continuous cash

We have established a business model that allows us to constantly reinforce our market-leading position and outpace our competitors in terms of scaling up our proprietary hash rate. A prevailing strategy to profit from proprietary hash rate is mining. The cryptocurrencies mined can be sold at a profit when their market value is high enough to cover the cost of mining machines, electricity fees and other mining-related expenses. While we remain engaged in self-mining business to capture the high appreciation potential of cryptocurrency, we strategically allocate a significant amount of proprietary hash rate to hash rate sales through Cloud Hash Rate, to enable instant cash payback upon customers’ subscription to our hash rate plans. We have successfully boosted sales for hash rate, in particular, for long-term hash rate subscription plans (i.e., plans with a term longer than 720 days) by providing an increasing amount of reliable and transparent hash rate supply. We generally generate proceeds from hash rate sales under long-term hash rate subscription plans that approximate the purchase cost of mining machines. Therefore, we are able to continuously grow our proprietary hash rate by funding the purchase of additional mining fleets with the instant cash collected from hash rate sales using our existing mining fleets, significantly reducing our payback period to one month, compared to the long payback period associated with cryptocurrency mining activities, which is typically from 6 to 18 months. This unique model also allows us to smooth the impact of cryptocurrency price volatility as our proceeds from hash rate sales are less directly related to cryptocurrency price compared to self-mining.

Ample power supply and low electricity cost secured by global mining datacenters

We strategically opened six mining datacenters in the United States, Norway and Bhutan. As of February 29, 2024, our mining datacenters had a power supply of 895MW. We plan to expand our footprints across the globe to increase our total electricity capacity to approximately 1,970MW, including 575MW power supply under construction and 500MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction, as of February 29, 2024. We commenced land preparation for the construction of a 221MW datacenter in Ohio, United States, with ground leveling expected to commence in April 2024, where the construction of mining datacenter is expected to be completed in 2025. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$38/MWh for the year ended December 31, 2023. Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch experience and capabilities in global mining datacenters deployment and operation. We pioneer in deploying and operating mining datacenters globally. With experience in site selection, facility design, construction and maintenance in over 30 locations around the globe, our dedicated global team for mining datacenter construction understands the critical needs of Bitcoin mining as well as the complex and constantly evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world. We are the first in the industry to develop the “PERT” approach to secure prime locations for our mining datacenters, which stands for a comprehensive site selection approach encompassing local electricity and cryptocurrency mining Policy, Electricity cost, Resources and connections, and Technical feasibility. We believe we can continue to apply this systematic approach, our insights and rich execution experience to global mining datacenter construction in the future, and hence achieve advantages in electricity capacity and electricity costs among our competitors.

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

Our Business Lines and Software Infrastructure

To date, we primarily operate three business lines - “self-mining,” “hash rate sharing” and “hosting,” all of which are supported by Minerplus, our self-developed integrated intelligent software platform, to enhance operational efficiency.

Self-mining

We mine cryptocurrencies, primarily Bitcoins, for our own account. Self-mining allows us to capture the high appreciation potential of cryptocurrency to support our future expansion and operation. For the years ended December 31, 2021, 2022 and 2023, respectively, we generated US$191.7 million, US$62.4 million and US$111.7 million in revenue from self-mining. Historically, around 50% to 80% of our proprietary hash rate was utilized to support our self-mining, with the rest available for sale to customers through Cloud Hash Rate. However, we retain the flexibility to allocate our proprietary hash rate to either self-mining or Cloud Hash Rate, primarily based on our view of the Bitcoin market trends.

In March 2024, we successfully tested our first Bitcoin mining chip, the SEAL01,  which is designed for integration into our new SEALMINER A1 mining machines. We plan to install our own SEALMINER A1 mining machines at our mining datacenters in North America and Norway as part of our plan to expand the self-mining business.

Hash rate sharing

We offer two types of hash rate sharing solutions, Cloud Hash Rate and Hash Rate Marketplace, to support cryptocurrency mining activities globally with convenient, transparent and reliable hash rate.

•
Cloud Hash Rate. Through Cloud Hash Rate, customers enter into hash rate contracts with us to subscribe to the hash rate derived from our self-owned mining machines, saving themselves from purchasing, installing or hosting mining machines. Cloud Hash Rate features authentic and transparent hash rate products as users can track the hash rate output on their chosen third-party mining pool, easily ascertain that they receive the right value and receive payments directly from mining pools. With our hash rate slicing and hash rate scheduling technologies, we are able to maintain a less than 1% fluctuation for 99% of our hash rate contracts as of December 31, 2023, and provide our customers 100% continuous online computing power for series of cryptocurrencies, including Bitcoin, Filecoin, Litecoin, Nervos CKB, Zcash, etc., subject to stable electricity supply. We offer our customers various hash rate subscription plans, primarily under (i) “classic mode” and (ii) “accelerator mode”, which enables customers to shorten investment costs recovery cycle. After a user subscribes to a cloud hash rate plan, mining pool operators connect the cloud hash rate generated from our mining machines to blockchain network for a period specified in the cloud hash rate plan subscribed to and cryptocurrency rewards are delivered directly to the crypto wallet of the Cloud Hash Rate customer. For plans under “classic mode”, we generate revenue from fees paid to subscribe the hash rate as well as electricity, which maintains the mining machines that produce the subscribed hash rate. For hash rate subscription plans under “accelerator mode”, while customers enjoy lower hash rate subscription fees compared to “classic mode”, on top of the aforementioned hash rate and electricity subscription fees, we are also entitled to sharing part of the mining rewards net of the electricity cost the customer paid for once that customer’s investment cost is recovered, which is defined as the cumulative mining reward received from the mining pool equals the amount of hash rate subscription fees paid upfront and the electricity fee paid and used to date. This unique model of selling cloud hash rate allows us to smooth the impact of Bitcoin price volatility as our income from hash rate sales are less directly related to cryptocurrency price compared to self-mining. When Bitcoin price appreciates, we can capture part of the benefits as the demand of hash rate will be driven up; when Bitcoin price depreciates, we are still able to recover costs or generate revenue from hash rate sales. We use standard agreement with our customer for Cloud Hash Rate. We generated revenue of US$124.2 million, US$121.3 million and US$67.9 million for the years ended December 31, 2021, 2022 and 2023, respectively, from Cloud Hash Rate.

•
Hash Rate Marketplace. We connect supply of hash rate from mining machines owned by third parties, such as miners or mining datacenter owners, with our user base with hash rate demands, allowing such hash rate suppliers to access our large base of high-quality customers. With Hash Rate Marketplace, we offer a marketplace that is able to utilize excessive hash rate in the network and expand ways of monetization for third-party hash rate suppliers, accelerating their cash payback to support future expansion. For transactions completed on Hash Rate Marketplace, the third-party hash rate suppliers will be responsible for providing hash rate and post-sale services, pursuant to the negotiated terms between these third-party hash rate suppliers and customers, with which we have no involvement and we generate revenue by charging service fees. Revenue generated from Hash Rate Marketplace was immaterial prior to December 31, 2023.

Hosting

We offer three types of hosting services, Cloud Hosting, General Hosting and Membership Hosting, to meet customers’ diverse demands for professional hosting solutions and lower the prohibitive upfront investment costs associated with mining datacenter construction, deployment and operation.

•
Cloud Hosting. We provide retail miner customers with one-stop mining machine hosting solutions, enabling them to gain access to stable supply of computing power from specified mining machines in a capital-light manner. Through Cloud Hosting, users participate in a customer group, pay an upfront fee for the computing power produced by the specified mining machines, and subscribe to the hosting service for the same mining machines. As such, customers may enjoy the computing power derived from specified mining machines over the life of such mining machines to generate cryptocurrency rewards. Traditionally, a miner has to purchase and physically possess a mining machine, deploy and operate it in a mining datacenter in order to gain access to all the computing power generated from that specified mining machine. Cloud Hosting provides an innovative alternative by providing hosting service for the specified mining machines that produce computing power for the Cloud Hosting customers, saving the customers the need to pick up the mining machine, construct one’s own mining datacenter, and operate and deploy the mining machine. Specifically, we are responsible for the operation and maintenance of mining datacenter that hosts the mining machines, as well as mining machine operation, maintenance and repair. As such, we significantly lower the upfront investment and expertise threshold for retail miners, providing them with the same opportunity of cryptocurrency returns as major and sophisticated miners. We also provide complete set of cloud hosting technical solutions and resources to ensure operational efficiency. Our first-of-its-kind “group-buying” model allows retail miners to purchase the computing service from and maintenance service for as little as one mining machine, further lessening the upfront investment burden. Similar to the Cloud Hash Rate “accelerator mode” subscription plans, in 2021, we launched the “accelerated payback mode” for Cloud Hosting, where customers can enjoy a favorable rate for the upfront fee compared to “classic mode” (i.e., the traditional arrangement). Under the standard agreements with our customers for Cloud Hosting, we charge customers an upfront fee so they can secure the procurement of computing power from the specified mining machines. We also charge a maintenance fee for our electricity supply, daily maintenance and repair care. We are entitled to a portion of the mining profit of an “accelerated payback mode” customer after the customer recovers the investment cost, which is defined as the mining reward earned from the mining pool equals the upfront fee paid and the maintenance fee and other fees incurred to date. We generated revenue of US$7.6 million, US$12.7 million and US$3.2 million for the years ended December 31, 2021, 2022 and 2023, respectively, from Cloud Hosting. We did not generate any revenue from mining profit sharing from plans under Cloud Hosting’s “accelerated payback mode” for the years ended December 31, 2021, 2022 and 2023.

•
General Hosting. We offer hosting solutions to professional miner customers who send their mining machines to our mining datacenters for hosting. Specifically, we provide server room, professional support from technical and managerial personnel, supporting power, network and security monitoring facilities, among others, and carry out routine maintenance, system configurations, troubleshooting and daily reporting to ensure a smooth operation of the hosted mining machines. At the customers’ option, we also provide assistance for deployment, installation and removal of hosted mining machines and repairment of mining machines. Under the standard agreements with General Hosting customers, we charge monthly service fees, which include costs of operating and maintaining the mining machines, costs of electricity and other costs mainly related to mining machine deployment and repair. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customers’ mining yield during a period. We generated revenue of US$18.3 million, US$99.3 million and US$97.3 million for the years ended December 31, 2021, 2022 and 2023, respectively, from General Hosting.

•
Membership Hosting. We offer a membership program for large-scale miner customers who seek stable, long-term supply of hosting capacity and send their mining machines to our mining datacenters for hosting purpose. Unlike General Hosting where the customer’s access to mining datacenter capacity is subject to the availability of such capacity at the time the request was raised, a customer under Membership Hosting will be designated of certain capacity (i.e., designated capacity) exclusive for use by such customer, by signing a standard membership program agreement. We also provide other program benefits, if available, to customers under Membership Hosting, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining machine management services, than the prevailing price in the local market. We charge an upfront fee for such program benefits. We also provide management services, such as infrastructure, custody, and utility, for the mining machines of a Membership Hosting customer up to designated capacity, pursuant to a separate management services agreement, and charge management services fee. We also charge additional fee, at our stand-alone selling price, for the subscription of our mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period. For our Membership Hosting contracts, payment terms are individually negotiated and may differ among customers. Through this membership program, we seek to facilitate risk control and stable hosting income from large-scale miner customers by providing them reliable and long-term hosting capacity. We generated no revenue prior to December 31, 2021 and revenue of US$26.1 million and US$79.9 million for the years ended December 31, 2022 and 2023, from Membership Hosting.

The major differences among Cloud Hosting, General Hosting and Membership Hosting are the sources of mining machines, the target customers and the customers’ payment of hosting fees, as summarized below.

Hosting service	Sources of mining machines	Target customers	Fees
Cloud Hosting	Mining machines from our existing mining fleets	Retail miners	- Upfront payment for subscription of computing power from our mining machines
- Maintenance fees throughout the service process
General Hosting	Mining machines from target customers	Professional miners	- Monthly payment for hosting service based on actual consumption of our mining datacenter resources, such as electricity
- Additional variable consideration based on the customers’ mining yield
Membership Hosting	Mining machines from target customers	Large-scale miners	- Upfront payment to secure our capacity
- Monthly payment for management service based on the actual consumption of our mining datacenter resources, such as electricity, after the delivery of capacity.

We believe that hosting services will enable us to maximize assets utilization with minimal capital expenditure for our growing mining datacenter capacity, maximize overall scale of hash rate supported by our software platform Minerplus which may lead to future business opportunities, and improve the operational efficiency by serving professional customers.

Minerplus is our self-developed integrated intelligent software platform that offers software support to significantly reduce time needed for daily maintenance and mining machine upgrade and substantially decrease operation and maintenance headcount. The functions of Minerplus mainly encompasses real-time mining datacenter and hash rate monitoring as well as virus detection and removal. Minerplus enables intelligent management of our self-mining business and enhances product and service quality of Cloud Hash Rate and our hosting services. We also provide standalone Minerplus service to third-party mining datacenters.

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

For a discussion of the risks relating to offering our hash rate products to U.S. customers and/or customers from other jurisdictions where such offering may be restricted, see the section entitled “Item 3.D - Key Information - Risk Factors - Risks Related to Regulatory Compliance and Other Legal Matters - Our hash rate sharing business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our hash rate sharing business may be deemed as securities offerings in other jurisdictions where it is offered.”

AI Cloud Service

We completed the deployment and successful testing of our NVIDIA DGX SuperPOD H100 system in March 2024, becoming the first cloud service platform in the Asian region to offer NVIDIA DGX SuperPOD H100 service. The service provides our customers with access to NVIDIA AI supercomputing to help them accelerate their development of generative AI, large language models (LLMs), and other AI workloads.

Our Cryptocurrencies

Cryptocurrencies and Protocols Involved in Our Business

96.9%, 96.1% and 98.8% of our self-mining revenue for the years ended December 31, 2021, 2022 and 2023 respectively were generated from Bitcoin mining. The remaining mining yield were generated from Zcash, Ethereum, Dogecoin, Litecoin and other cryptocurrencies that are less mainstream, as illustrated below:

	For the Year Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
BTC	110,386	98.8	59,845	96.1	185,656	96.9
ZEC	454	0.4	902	1.4	3,220	1.7
DOGE	371	0.4	590	0.9	1,239	0.6
LTC	194	0.2	248	0.4	597	0.3
FIL	183	0.2	458	0.7	129	0.1
XCH	37	0.0	73	0.1	165	0.1
DCR	13	0.0	106	0.2	54	0.0
ETC	9	0.0	4	0.0	-	-
BCH	9	0.0	22	0.0	180	0.1
CKB	9	0.0	41	0.1	272	0.1
QUBIC	6	0.0	-	-	-	-
HNS	5	0.0	47	0.1	137	0.1
ELA	4	0.0	4	0.0	-	-
NMC	2	0.0	11	0.0	-	-
SC	1	0.0	-	-	30	0.0
ETH	-	-	8	0.0	14	0.0
Total	111,683	100.0	62,359	100.0	191,693	100.0

93.4%, 95.7% and 99.1% of our Cloud Hash Rate revenue for the years ended December 31, 2021, 2022 and 2023 respectively were generated from hash rate plans subscribed for Bitcoin mining. We have commenced mining operation on a proprietary basis for Filecoin, which adopted PoST protocol, and also offered computing power sharing solutions regarding Filecoin mining under our Cloud Hash Rate business. While we intend to enrich our product and service portfolio by providing mining services covering new crypto protocols, including PoS, DPoS, PoST and PoC, we have not determined the type of cryptocurrency to expand our operations.

Policies and Procedures Related to Our Cryptocurrencies

We obtain cryptocurrencies from self-mining and cryptocurrency receivables and also generally accept cryptocurrencies as payments for services available to customers, such as Cloud Hash Rate, Cloud Hosting, General Hosting and Membership Hosting. We generally do not hold cryptocurrencies obtained through business operation, including mining and otherwise, and promptly convert them into fiat currency prior to December 31, 2023. The cryptocurrencies held by us as of December 31, 2021, 2022 and 2023 were US$6.2 million, US$2.2 million and US$ 15.4 million, respectively. The table below shows the type and amount of digital assets held as of the end of each year:

	As of December 31,
	2023			2022			2021
	US$		%	US$		%	US$		%
	(in thousands, except for percentages)
BTC	6,729		43.8	208		9.6	692		11.2
ETH	3,992		26.0	5		0.2	13		0.2
USDT	3,733		24.3	162		7.4	3,904		63.1
FIL	844		5.5	1,692		77.8	1,257		20.3
USDC	34		0.2	89		4.1	99		1.6
LMR	13		0.1	-		-	-		-
LTC	8		0.1	8		0.4	5		0.1
BCH	7		0.0	2		0.1	4		0.1
DOGE	5		0.0	6		0.4	1		0.0
ZEC	3		0.0	1		0.0	11		0.2
ELA	3		0.0	1		0.0	-		-
DASH	0	*	0.0	0	*	0.0	0	*	0.0
DCR	0	*	0.0	0	*	0.0	2		0.0
ETC	0	*	0.0	0	*	0.0	0	*	0.0
ETN	-		-	-		-	0	*	0.0
BCHA	0	*	0.0	-		-	25		0.4
CKB	0	*	0.0	0	*	0.0	0	*	0.0
XCH	0	*	0.0	1		0.0	37		0.6
NMC	0	*	0.0	0	*	0.0	-		-
BSV	-		-	-		-	137		2.2
SC	-		-	0	*	0.0	-		-
Total	15,371		100.0	2,175		100.0	6,187		100.0

* Less than US$500 but not nil

We generally use service provided by Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”) for cryptocurrencies custody purpose. Please see the section entitled “- Our Cryptocurrencies Storage and Custodial Practices” below for more details on the related procedures in this regard.

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

As of the date of this annual report, we do not have any outstanding cryptocurrency lending to Matrixport Group or any outstanding wealth management product purchased from Matrixport Group or otherwise. All lending or wealth management products previously purchased from Matrixport Group had been fully collected or redeemed by December 31, 2022. We did not make any lending to or purchase any wealth management products from Matrixport Group thereafter. In light of recent concerns over the lack of regulations with regards to digital asset based products in general, we do not anticipate entering into any digital asset based lending or wealth management products with Matrixport Group or otherwise in the foreseeable future.

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

For a more comprehensive discussion of the relevant risks, please see the sections entitled “Item 3. Key Information - D. Risk Factors - Risks Related to Cryptocurrencies - There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations” and “Item 3. Key Information - D. Risk Factors - Risks Related to Cryptocurrencies - If we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

Our Cryptocurrencies Storage and Custodial Practices

During the years ended December 31, 2021, 2022 and 2023, substantially all of our cryptocurrencies were held in custody by Matrixport Group and our disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group, a related party. Following our separation from BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”), we entered into two custody agreements with Matrixport Group on February 10, 2021 through our subsidiaries, pursuant to which we appointed Matrixport Group to (i) establish a custody account for the deposit of cryptocurrencies to be held by Matrixport Group on our behalf, and (ii) act as the custodian of the cryptocurrencies that are delivered to the designated blockchain address under our custody accounts. For more information, please see the section entitled “Item 3. Key Information - D. Risk Factors - We may not have adequate sources of recovery if the cryptocurrencies held it us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw its cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.”

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

All withdrawal and transfer of assets shall be permitted by applicable laws and regulations and Matrixport Group’s internal policies and procedures. Matrixport Group is obligated to keep and maintain, or cause to be kept, accurate books and records with respect to any custody account and assets in accordance with applicable law. Statements of assets, along with a ledger of receipts and disbursements of assets is available to us via Matrixport Group’s custody system. Under the custody agreements, we are obligated to pay to Matrixport custody fees as a percentage of the value of the cryptocurrencies in U.S. Dollars under custody, monthly management fees as negotiated, and withdrawal fees if applicable. We incurred approximately US$0.3 million, US$0.4 million and US$0.2 million service fees, respectively, including primarily custody fees, to Matrixport Group for the years ended December 31, 2021, 2022 and 2023.

Our Mining Datacenters

We have built and currently operate three mining datacenters in the United States, two in Norway and one in Bhutan with an aggregate electricity capacity of 895MW in use as of February 29, 2024. We have initiated the expansion of our existing mining datacenters and expect to achieve access to a total electricity capacity of 1,970MW thereafter. The locations of our mining datacenters in use, under construction and “in the pipeline,” as of February 29, 2024, are illustrated in the diagram below.

(1)	“In the pipeline” includes 500MW power supply contracted or negotiated but not yet under active construction

•
Texas Mining Datacenter. Our mining datacenter in Rockdale, Texas became operational in February 2019 and had 563MW electricity capacity in use and 179MW electricity capacity under construction as of February 29, 2024.

•
Norway Mining Datacenters. Our mining datacenters in Fræna municipality (Molde mining datacenter) and Tydal municipality (Tydal mining datacenter), Norway became operational in December 2019 and had 134MW electricity capacity in use as of February 29, 2024.

•	Tennessee Mining Datacenter. Our mining datacenter in Knoxville, Tennessee became operational in May 2020 and had 86MW electricity capacity in use as of February 29, 2024.

•	Washington Mining Datacenter. Our mining datacenter in Pangborn, Washington became operational in May 2018 and had 13MW electricity capacity in use as of February 29, 2024.

•	Bhutan Mining Datacenter. Our mining datacenter in Gedu, Bhutan became operational in the third quarter of 2023 and had 100MW electricity capacity in use as of February 29, 2024.

We have accumulated knowledge and expertise in the global landscape of electric power supply, which enables us to select prime locations to construct mining datacenters. As of February 29, 2024, the 175MW immersion cooling datacenter at our mining facility in Tydal, Norway is under construction, the expansion of which is expected to be completed in mid-2025. We also commenced land preparation for the construction of a 221MW datacenter in Ohio, United States, the construction of which is expected to be completed in 2025. We expect to generate 500MW power supply “in the pipeline” from Bhutan. We are also exploring other sites for constructions of our mining datacenters with an initial focus on North America, Northern Europe, Central Asia and Southeast Asia.

Agreements Related to Our Mining Datacenters

Lease Agreement for the Mining Datacenter in Rockdale, Texas

In June 2018, Dory Creek, LLC, our subsidiary (formerly as Bitmain Inc.’s subsidiary), entered into the Lease Agreement with Alcoa USA Corp. (“Alcoa”), as amended by the First Amendment to Lease dated October 18, 2018, the Second Amendment to Lease dated May 1, 2019, the Third Amendment to Lease dated May 11, 2021, the Fourth Amendment to the Lease dated May 11, 2021, the Fifth Amendment to Lease dated September 15, 2021 and the Sixth Amendment to Lease dated October 25, 2021 (the “Texas Lease Agreement”), pursuant to which we lease land, certain buildings and improvements on the land, a certain portion of Alcoa’s power delivery network (“PUN”) and the non-exclusive right to use certain common areas in Rockdale, Texas, for the operation of a blockchain data processing software and hardware center (“Data Center”) as well as the office use and a technology repair facility related to the Data Center. Alcoa sells and conveys to us a 100% ownership interest in a certain PUN power circuit and the associated downstream components, subject to certain power delivery restrictions. Upon termination of the Texas Lease Agreement, our interest and ownership in the PUN will revert to Alcoa. We have an option to extend the term of this lease for two successive periods of five years (each such period an “Extension Term”). If applicable, on each January 1 during the Extension Term, the annual fixed rent shall increase by the greater of 2.5% or the percentage of the change in the CPI, not to exceed 5% in any single year between the first month and the eleventh month during the previous year.

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

Land Lease Agreement for the Molde Mining Datacenter in Fræna Municipality, Norway

In November 2019, we entered into the Land Lease Agreement with Troll Housing AS through Norway Hash Technologies AS, our subsidiary, as amended by Addendum No. 1 to the Land Lease Agreement, dated December 6, 2020 (the “Molde Lease Addendum No. 1”), Addendum No. 2 to the Land Lease Agreement, dated March 22, 2021 (the “Molde Lease Addendum No. 2”), and Addendum No. 3 to the Land Lease Agreement, dated March 22, 2021 (the “Molde Lease Addendum No. 1”) (collectively, the “Molde Lease Agreement”), pursuant to which we lease land located at Klempertåsvegen 1, 6440 Elnesvågen, Norway to support our Molde mining datacenter with 67MW capacity. For the existing 30MW specified in Addendum 1, land rent is calculated based on the installed capacity of datacenter, with a unit price of NOK0.01 per kW prior to January 1, 2021 and NOK0.02 per kW starting from January 1, 2021. For the subsequent expansion of 37MW specified in Molde Lease Addendum No. 2 and the future potential expansions referred to in Molde Lease Addendum No. 3, the land rent is invoiced monthly and comprises two components, Monthly Rent 1 and Monthly Rent 2. Monthly Rent 1 is calculated based on datacenter capacity, with a fixed unit price of NOK0.0060 per kWh. Monthly Rent 2 is calculated using floating unit price, being adjusted downwards as total energy use, from the total capacity of Molde and Tydal mining datacenters excluding the existing 30MW specified in Molde Lease Addendum No. 1, goes up. The floating unit price for Monthly Rent 2 is NOK0.014 per kWh, NOK0.012 per kWh, NOK0.008 per kWh and NOK0.004 per kWh when energy used from datacenter capacity is high than 30MW and lower than 107MW, higher than or equal to 107MW and lower than 247MW, higher than or equal to 247MW and lower than 427MW, and higher than and equal to 427MW, respectively. The land lease for the corresponding expansion will be invoiced upon the relevant mining datacenter expansions are finished and delivered to us, the expansion passes the inspection before power-on and the power grid company completes the corresponding 132-22kV transformer upgrade. The term of the Molde Lease Agreement is from December 1, 2019 to December 31, 2029, renewable within the term.

Land Lease Agreement for the Tydal Mining Datacenter in Tydal Municipality, Norway

In April 2021, we entered into the Land Lease Agreement with Tydal Datacenter AS through Norway Hash Technologies AS, our subsidiary (the “Tydal Lease Agreement”), pursuant to which we lease land located at Kirkvollen Industriområde, 7590 Tydal, Norway to support our Tydal mining datacenter. The land lease will be invoiced upon the relevant mining datacenter expansions are finished and delivered to us, the expansion passes the inspection before power-on and the power grid company completes the corresponding 132-22kV transformer upgrade. The land rent comprises two components, Monthly Rent 1 and Monthly Rent 2. Monthly Rent 1 is calculated based on datacenter capacity, with a fixed unit price of NOK0.0060 per kWh. Monthly Rent 2 is calculated according to Molde Lease Addendum No. 3. See the section entitled “- Land Lease Agreement for the Molde Mining Datacenter in Fræna Municipality, Norway” above. The term of the Tydal Lease Agreement is from April 1, 2021 to March 31, 2031, renewable within the term.

Commercial Purchase and Sale Agreement for the Mining Datacenter in Knoxville, Tennessee

In February 2018, Bitmain Inc. entered into the Commercial Purchase and Sale Agreement with Kemet Foil Manufacturing LLC, FKA Cornell Dublilier pursuant to which it purchased from Kemet Foil Manufacturing LLC, FKA Cornell Dublilier a tract of land of approximately 9.88 acres improved with a 77,678 square foot industrial building together with all fixtures, landscaping, improvements, and appurtenances, located at 5101 S. National Drive, Knoxville, Tennessee, 37914, for a consideration of US$3.6 million. On March 20, 2018, Bitmain Inc. transferred a quitclaim deed of the afore-mentioned track of land to Carpenter Creek LLC, our subsidiary, in consideration of the sum of one dollar and other good and valuable considerations.

Vacant Land Purchase and Sale Agreement for the Mining Datacenter in Pangborn, Washington

In August 2017, we entered into the Vacant Land Purchase and Sale Agreement with Blackhawk Development Inc through Ant Creek, LLC, our subsidiary, pursuant to which we purchased from Blackhawk Development Inc a tract of land of 3 acres located at BLA of Parent Parcel 93700000002, East Wenatchee, WA 98802 for a consideration of US$0.4 million. We use the land to support the operation of our mining datacenter in Pangborn, Washington.

Lease Agreement for the Mining Datacenter in Bhutan

In August 2023, we entered into a land lease agreement with Druk Holding and Investments Limited (“DHI”) through Bitdeer Gedu Private Limited, our subsidiary, pursuant to which DHI demises and leases unto us the exclusive right to use the sites located at Gedu, Bhutan for purposes of constructing, developing, operating and maintaining our cryptocurrency mining farm in Bhutan.

Property Purchase Agreement for the Mining Datacenter in Ohio

In August 2023, we entered into a contract of sale (“Contract of Sale”) with B&D Power Solutions, LLC through White Tail Creek, LLC (“While Tail Creek”), our subsidiary, pursuant to which B&D agrees to sell and convey to us certain property set forth in the Contract of Sale, including but not limited to the land situated in Stark County, Ohio, together with all improvements and related rights and interests, as well as certain personal property, for a total purchase price of US$1.6 million to be paid at closing.

Energy

We have built, and will continue to make significant investment in building strong partnerships with local electricity experts and power enterprises. Through these partnerships, we reached an average electricity cost of our mining datacenters to US$38/MWh for the year ended December 31, 2023. We entered into electric power supply agreements with electricity suppliers to secure low electricity costs for our mining datacenters in Rockdale, Texas and in Norway.

We consider environmental protection vitally important and have implemented measures in the operation of our business, in particular mining datacenters, to ensure our compliance with all applicable laws and regulations in the United States, Norway and other applicable jurisdictions. Our hash rate expansion strategy is energy conscious. We constantly monitor the operation of our mining machines and replace old mining machines models with new ones periodically to optimize energy efficiency. As a result, we successfully lowered our average energy consumption from 39.2j/T as of December 31, 2021 to 36.5j/T as of December 31, 2022 and further to 31.7j/T as of December 31, 2023. Through years of experience in and deep insight into the global power supply market, we are able to discover outstanding mining construction resources that are both cost-efficient and environmentally friendly.

We stick with high environmental, social and governance (ESG) standards and strive to constantly increase the ratio of power supply generated from carbon-free energy. The ratio of our carbon-free power supply reached approximately 62% as of December 31, 2023, and is expected to be remain at around 69% upon completing the construction of all mining datacenters “in the pipeline”. The ratio of our carbon-free power supply, as used herein, represents the weighted average ratio of carbon-free power supply at our datacenters, weighting in the respective electricity capacity at each datacenter. To be more specific, it is calculated by dividing (x) the sum of ratio of carbon-free power supply multiple by electricity capacity at each of our datacenters, by (y) the total electricity capacity contributed by all our datacenters.

According to the latest available statistics regarding energy structure of power supply from respective local authorities or suppliers as of December 31, 2023, (i) the power supply in our mining datacenter in Pangborn, Washington was 100% carbon-free, almost entirely supported by hydroelectric resources, (ii) the power supply in our mining datacenters in Molde and Tydal, Norway was 100% carbon-free, primarily supported by wind and hydroelectric resources, (iii) the power supply in our mining datacenter in Rockdale, Texas was approximately 46% carbon-free, supported by clean energy resources such as wind, nuclear, solar and hydroelectric, as well as traditional energy resources such as gas and coal, (iv) the power supply in our mining datacenter in Knoxville, Tennessee was approximately 60% carbon-free, supported by clean energy resources, such as unclear, hydroelectric and solar, as well as traditional energy resources such as clean- burning natural gas units, and (v) the power supply in our mining datacenter in Gedu, Bhutan was 100% carbon-free, almost entirely supported by hydroelectric resources. To further improve the ratio of our carbon-free power supply, we intend to engage a carbon offset strategy consultant to formulate a carbon emissions offsetting plan for our mining datacenters in Texas.

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

Our technology capabilities drive the differentiation of our business. In particular, the following technologies enable us to constantly improve our self-mining efficiency, offer differentiated and quality products and services, and minimize impacts to the environment.

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

•
Real-time monitoring. Minerplus supports efficient and constant monitoring, automated operation and maintenance as well as data analysis for mining machines of different models under different brands, located in mining datacenters of different sizes in different locations. We have developed a highly efficient monitoring model adopting a procedure of prediction - feature analysis - data processing - reverse operation, which is able to accurately identify and quickly scan the monitored objects, and return operating data of the mining machine in real-time.

•
Clean energy. We have taken various measures to increase the ratio of clean energy in support of the operations of our mining datacenters. As of December 31, 2023, our non-carbon energy supply ratio was approximately 62%. Our research and development team has started the feasibility assessment of the use of solar power to support our mining datacenters. We have also spent considerable efforts in minimizing the impact on the local environment. For example, instead of building new plants from the ground, we renovated abandoned or deserted plants on sites when constructing our mining datacenters in Tennessee and Texas. See the section entitled “- Energy” above for more details.

Competition

For our self-mining business, we compete with mining operations throughout the world. We compete to solve new blocks on the basis of our total number of mining machines, the degree of mining difficulty and the efficiency of our mining. We also compete to acquire new mining machines, to obtain access to facilities and prime location of mining operations, to electricity, to develop or acquire new technologies and to raise capital.

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

Intellectual Property

As of December 31, 2023, we owned 13 registered patents, 11 registered copyrights, 252 registered trademarks and 233 registered domain names. We are also in the process of applying for nine registered patents. The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the foregoing, is important to the success of our business. We seek to protect our intellectual property rights by filing applications in various patent, trademark and other government offices, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We have routinely entered into confidentiality and invention disclosure and assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

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

		% of Ownership Interest Held by
Name*	Jurisdiction	Bitdeer Technologies Group
Bitdeer Technologies Holding Company	Cayman Islands	100%
STRAITDEER PTE. LTD.	Singapore	100%
Sharpening Technology Limited	British Virgin Islands	100%
Bitdeer Technologies Limited	Hong Kong	100%
Bitdeer Netherlands B.V.	Netherlands	100%
Bitdeer Norway AS	Norway	100%
Norway Hash Technologies AS	Norway	100%
Bitdeer Inc.	United States of America	100%
Bitdeer Equipment (Canada) Inc.	Canada	100%
Carpenter Creek. LLC	United States of America	100%
Ant Creek, LLC	United States of America	100%
Dory Creek, LLC	United States of America	100%
Z Engineers, LLC	United States of America	100%
Bitdeer Sales (USA) Inc.	United States of America	100%
Asia Freeport Holdings Pte. Ltd.	Singapore	100%
Le Freeport Real Estate Pte. Ltd.	Singapore	100%
Le Freeport Management Pte. Ltd.	Singapore	100%
Singapura Technologies Limited	British Virgin Islands	100%
Tosummer Technologies HK Limited	Hong Kong	100%
Bitdeer Bhutan Equipment Limited	British Virgin Islands	100%
Bitdeer Gedu Private Limited	Bhutan	100%
Bitdeer Semiconductor Technology Pte. Ltd.	Singapore	100%

*
Other subsidiaries of the Company, including BSGA, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the date of this annual report.

D.	Property, Plants and Equipment

Our principal executive offices are located at #09-03/04, Aperia Tower 1, 8 Kallang Avenue, Singapore 339509, where we lease an approximately 440 square meters facility. This facility houses our administrative headquarters and research and development center. We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations. For our mining datacenters, see the section entitled “Item 4. Information on the Company -- B. Business Overview--Our Mining Datacenters.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report.

Recent Developments

Recent events impacting our business are as follows:

Business Combination

We consummated the Business Combination on April 13, 2023. Our Class A Ordinary Shares commenced trading on the Nasdaq on April 14, 2023, under the symbol “BTDR.”

Committed Equity Financing

On August 8, 2023, we entered into the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement with B. Riley Principal Capital II. Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the term of the Equity Financing Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The per share purchase price for the Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the volume weighted average price of our Class A Ordinary Shares (the “VWAP”) as defined in the Equity Financing Purchase Agreement, less a fixed 3% discount to the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement).

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II. See “Item 3.D.—Risk Factors— Future sales, or the possibility of future sales of, a substantial number of our Ordinary Shares may depress the price of such securities.”

As of the date of this annual report, we have sold 6,738,555 Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.28 and 4.29, respectively, to this annual report.

At Market Issuance

On March 18, 2024, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (collectively, the “sales agents”), pursuant to which we may offer and sell our Class A Ordinary Shares having an aggregate offering price of up to $250,000,000 from time to time through or to the sales agents, as agent or principal. It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

As of the date of this annual report, we have not offered or sold any Class A Ordinary Shares to the sales agents.

Key Performance Metrics

We regularly review a number of metrics, including the key metrics presented below, to evaluate our business and performance.

Hash Rate

We believe hash rate is an important metric for assessing the strength of our business. “Hash rate” is a measure of computational power that is being used to mine and process transactions on a PoW blockchain, such as Bitcoin, representing the number of calculations per second that can be performed. Cryptocurrency mining is a competitive process in that only the first miner who solves a particular mining puzzle through numerous calculations can get the mining reward. Accordingly, the more hash rate we possess, as a percentage of the entire network hash rate for a particular cryptocurrency, the higher possibility we have in resolving a block on the network blockchain, and hence a greater chance of success in obtaining cryptocurrency rewards. We calculate and report our hash rate in EH/s. One exahash equals one quintillion hashes per second. As of February 29, 2024, we possessed proprietary hash rate of 8.4 EH/s.

Electricity Capacity

Electricity capacity is another key metric to evaluate our business and operation given the energy intensive nature of cryptocurrency mining. Cryptocurrency mining is conducted through intensive computations, and the generation of the hash rate used in such computations requires large amounts of electricity. As a result, the growth of our business, such as self-mining and hash rate sales through Cloud Hash Rate, relies on a sustainable and increasing supply of a significant amount of electricity, which is currently supported by our mining datacenters. As of February 29, 2024, our electricity capacity was 895MW.

Electricity Cost

As our business operations consume a large amount of electricity and electricity cost in operating mining machines accounts for a significant portion of our overall cost of revenue, we strive to maintain our leadership position in the global electricity cost curve by building mining datacenters worldwide, where low electricity cost supports stable operations. As such, we see electricity cost a key indicator of our business performance. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$38/MWh for the year ended December 31, 2023.

Non-IFRS Financial Measures

In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess our operating performance. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, and define adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2. We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) for the periods, as determined in accordance with IFRS.

We compensate for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit, for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended December 31
	2023	2022	2021
	US$	US$	US$
	(in thousands)
Adjusted EBITDA
Profit/(loss) for the year	(56,656)	(60,366)	82,643
Add:
Depreciation and amortization	75,541	66,424	63,055
Income tax (benefit)/expenses	5,685	(4,400)	48,246
Interest (income)/expenses, net	(2,872)	912	(504)
Listing fee	33,151	-	-
Share-based payment expenses	45,488	90,648	88,355
Adjusted EBITDA	100,337	93,218	281,795
Adjusted Profit
Profit/(loss) for the year	(56,656)	(60,366)	82,643
Add:
Listing fee	33,151	-	-
Share-based payment expenses	45,488	90,648	88,355
Adjusted profit	21,983	30,282	170,998

Key Factors Affecting Our Results of Operations

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Price and volatility of Bitcoin

We derive, and expect to continue to derive, a significant portion of revenue from self-mining of cryptocurrency, primarily Bitcoin. Hence, our ability to generate revenue from this business line is directly affected by the market price of Bitcoin. The Bitcoin price may also impact the use of our mining machines. Our self-mining business breaks even so long as it is economically beneficial for us to continue to operate our mining machines, and that is essentially when the mining machines contribute positive cash flow (i.e., when the variable cost to mine one Bitcoin, namely the electricity cost, equals the market price of a Bitcoin, which we refer to as “shutdown Bitcoin price” for our self-mining business). So long as the Bitcoin price is higher than the “shutdown Bitcoin price,” we would continue to operate our mining machines and such operation would be economically beneficial to us. See the section entitled “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business, Operations, Industry and Financial Condition - Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.” In addition, the depreciation and impairment potential of our mining machines may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies. See the section entitled “- Our ability to procure mining machines at a lower cost” below. On the other hand, a drop in Bitcoin price may also create an opportunity for us to add cheaper mining machines to our mining fleets. We also generate a large percentage of revenue from Cloud Hash Rate, which offers hash rate to be utilized by third-party miners. As a result, revenue from this business line is also correlated with Bitcoin price and volatility.

The prices of Bitcoin have experienced substantial volatility. There are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media. These factors have contributed to the depreciation of Bitcoin. For example, throughout calendar year 2022, a number of companies in the digital assets industry have declared bankruptcy, including cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi. Such bankruptcies have led, at least in part, to a drop in Bitcoin price.

Despite the market volatility, the appreciation potential of Bitcoin remains high due to several factors. Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for mining Bitcoin transactions is reduced in half every four years. The growing recognition of Bitcoins also attracts large investment into the Bitcoin economy, as evidenced by an increasing installed network hash rate of Bitcoin globally, and increasing adoption of Bitcoin as an investment instrument and a payment method. Further, more countries are establishing clear and robust regulations to create a more stable environment for Bitcoin mining and trading, which may facilitate the demand for Bitcoins and Bitcoin price appreciation.

While we have seen clear growth in both of our self-mining and Cloud Hash Rate business historically, we have limited ability to predict Bitcoin price and its volatility, which we expect to continue to affect our future earnings and cash flows.

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

We strive to maintain our leadership position in proprietary hash rate. In particular, we have established a business model that allows us to constantly reinforce our market-leading position and outpace our competitors in terms of scaling up our proprietary hash rate. We strategically allocate proprietary hash rate to hash rate sales through our Cloud Hash Rate business, to enable instant cash payback upon customers’ subscription to our hash rate plans. We generally generate proceeds from hash rate sales under long- term hash rate subscription plans that approximate the purchase cost of mining machines. We are able to achieve such a premium against mining machine purchase cost as our hash rate subscription plans save hash rate buyers the efforts from complex mining operation and maintenance and have built brand recognition among customers. Therefore, we are able to continuously grow our proprietary hash rate by funding the purchase of additional mining fleets with the instant cash collected from hash rate sales using our existing mining fleets, significantly reducing our payback period to one month, compared to the long payback period associated with cryptocurrency mining activities, which is typically from 6 to 18 months. We intend to continuously scale up our infrastructure and proprietary hash rate in this efficient manner in order to maintain and reinforce our leading position in proprietary hash rate. However, whether we can achieve a premium through this model depends on various factors, such as the supply and demand in both mining machines and global mining datacenters, whether miners prefer conducting mining operations on their own and technology advancements. Short-term Bitcoin price fluctuations is another contributing factor as quickly adjusting the pricing of our hash rate subscriptions plans to reflect such price change is difficult, if not impossible. Whether this approach will remain effective will affect our ability to add more mining fleets to support the scale-up of our infrastructure and hash rate.

Our ability to procure mining machines at a lower cost

Depreciation of mining machines remained one of the few largest costs we incurred in our business operations for the years ended December 31, 2021, 2022 and 2023. Depreciation of mining machines is directly affected by the purchase price of these machines. While we have successfully tested the Bitcoin mining chip designed for integration into our own mining machines and plan to install our own mining machines at mining datacenters in North America and Norway, we still source a substantial number of mining machines from our suppliers.

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

Our ability to effectively maintain our leadership position in the global electricity cost curve

Electricity cost was the other largest cost, besides depreciation of mining machines, that we incurred in our business operations for the years ended December 31, 2021, 2022 and 2023.

Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch global mining datacenters deployment and operation experience and capabilities. We pioneer in deploying and operating mining datacenters globally. Our dedicated global team for mining datacenter construction understands the critical needs of mining as well as the complex and continuously evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world, giving us a clear advantage in mining datacenter construction, and hence in electricity capacity and electricity costs among our competitors. We were able to optimize our electricity cost structure and reach an average electricity cost of our mining datacenters to US$38/MWh for the year ended December 31, 2023. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.

Our business judgments regarding pricing strategy and resource allocation

Our business operations involve constant and important decision-making regarding the pricing of our products and services as well as allocation of mining resources. Our pricing strategy is based on our estimates of market trends. As we operate three business lines, we have to decide the allocation of proprietary hash rate between “self-mining” and “hash rate sharing” as well as the allocation of mining datacenter capacity among “self-mining”, “hash rate sharing” and “hosting”. While allocating more mining resources to “hash rate sharing” and “hosting” services may facilitate cash payback and mining datacenter expansion, we have to forgo Bitcoin’s huge appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “self-mining”, and vice versa. We spend great efforts in making decisions in our company’s best interest, taking into account Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining machines or expanding mining datacenters at low cost, etc. However, we cannot guarantee that our decisions could bring the Company the best results every time, and we anticipate our business judgments will continue to affect the results of our operations.

Our ability to upgrade and expand our offerings

Crypto-economy is characterized by continuous fluctuations and frequent innovations. Therefore, our future success is dependent on our ability to diversify our income structure to reduce exposure to fluctuations of the price of Bitcoin, the most significant type of cryptocurrency involved in our business operation, and maintain our market-leading position by upgrading and expanding our offerings. We launched Minerplus in January 2021 to improve operational efficiency for our self-mining business and miner customers. We successfully tested our first Bitcoin mining chip in March 2024 which is designed for integration into our new SEALMINER A1 mining machines. We plan to install our own SEALMINER A1 mining machines at our mining datacenters in North America and Norway as part of our plan to expand our hash rate.

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

Regulatory environment

We are a leading cryptocurrency mining service provider with a strong global presence. As of February 29, 2024, we operated six prime mining datacenters in the United States, Norway and Bhutan and had served users across around 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. Each of our business lines is subject to government regulation in each jurisdiction in which we operate and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.

Impact of COVID-19

The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020, and the subsequent restrictive measures imposed by the governments around the world have caused disruption to businesses and resulted in significant global economic impacts. COVID-19 has also historically impacted the payment efficiency of certain of our customers. The effects the pandemic are subsiding and we, at present, are conducting business and operations as usual. As of the date of this annual report, these impacts have not had a significant effect on our financial results or operations and liquidity. See the section entitled “Item 3. Key Information - D. Risk Factors - The COVID-19 pandemic has brought a significantly negative impact on the global economy, industry and market conditions. The ongoing development and the global control on the pandemic are unclear, which may increase the instability of Bitdeer’s development, materially and adversely affecting Bitdeer’s results of operations” for further details regarding risks related to the COVID-19 pandemic.

Key Components of Our Results of Operations

Revenue

We generate revenue from (i) self-mining, (ii) hash rate sales through Cloud Hash Rate, (iii) Cloud Hosting, (iv) General Hosting, (v) Membership Hosting, (vi) sales of mining machines and (vii) others, which mainly consist of the provision of technical and human resources service, repairment services of hosted mining machines, lease of investment properties, the sale of mining machine peripherals and the sale of containerized solution products. Historically, we only accepted cryptocurrency for Cloud Hosting. For lease of investment properties, we only accept fiat currency. For our other products and services available to customers, we accept both fiat currency and cryptocurrencies as payments.

Self-Mining

We enter into contracts with mining pool operators to provide computing power generated from our own mining machines to the mining pools. The contracts with mining pool operators are terminable at any time by either party. In exchange for providing computing power to the mining pool, we are entitled to cryptocurrency rewards from the mining pool operators, which is a variable consideration calculated based on a predetermined formula agreed by us and the mining pool operator as a part of the arrangement. We can reasonably estimate the amount of mining rewards by the end of a given day based on the actual amount of computing power provided to the mining pool operators. By then, we consider it is highly probable that a significant reversal in the amount of revenues will not occur and includes such variable consideration in the transaction price. Providing computing power is an output of our ordinary activities and the only performance obligation in our contracts with mining pool operators. We recognize the revenue when the variable consideration is reasonably estimable and the performance obligation of providing computing power has been satisfied. As a result, we do not present disaggregated revenue information on block rewards and transaction verification fees.

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

Cloud Hosting

Through Cloud Hosting, we provide our customers one-stop mining machines hosting solution that integrates the provision of computing power generated from the specified second-hand mining machines and the provision of maintenance service, which primarily includes electricity supply and daily maintenance and repair care. We charge our customers an upfront amount at the commencement of the Cloud Hosting arrangements so the customers can secure the procurement of the computing power from the specified mining machines and the corresponding revenue is recognized ratably over the term of the service, which approximates to the life of the specified mining machines and is estimated to be two years, and maintenance service fee, based on the consumption of resources, such as electricity, and the corresponding revenue is recognized across each service cycle. The estimated life of these mining machines is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining machines is different from the previous estimate. The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, we are entitled to additional consideration once a customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining machines and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognizes revenues when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur. We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under the “accelerated payback mode” for the years ended December 31, 2021, 2022 and 2023. We historically only accept cryptocurrency as payments for services under the Cloud Hosting arrangements. Under the Cloud Hosting arrangements, our customers’ ability to direct the use of, and to obtain substantially all of the remaining benefits from, the mining machines is limited while the mining machines are in our possession. We have determined that we still retain control over the mining machines and consequently, the mining machines under the Cloud Hosting arrangements were not derecognized from our book.

General Hosting

We provide General Hosting services that enable our customers to run blockchain computing operations. The service fee is charged to our customers monthly on a consumption basis, such as the amount of electricity used in a period, based on the customer’s use of such resources. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customers’ mining yield during a period. Revenue from the General Hosting service is recognized across each service cycle. We accept both cryptocurrency and fiat currency as payments for the provision of custody and hosting service.

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

Others

We also generate from other operations, mainly including the provision of technical and human resources service, repairment services of hosted mining machines, lease of investment properties, the sale of mining machine peripherals and the sale of containerized solution products. The revenue generated from these operations was individually immaterial for all periods under discussion.

Cost of Revenue

Our cost of revenue consists primarily of (i) electricity expenses incurred for operating our mining machines in its revenue-generating activities, (ii) depreciation expense from the mining machines and datacenters hosting those mining machines, (iii) compensation expenses incurred by mining datacenter personnel, (iv) share-based payment expenses related to mining datacenter personnel, and (v) costs of mining machines sold to customers.

Electricity Cost in Operating Mining Machines

We incur electricity costs when (i) operating mining machines for cryptocurrency mining, (ii) generating hash rate for sales under Cloud Hash Rate, (iii) operating specified mining machines for customers under Cloud Hosting and (iv) operating customer-owned mining machines during the provision of General Hosting and Membership Hosting services.

Depreciation of Mining Machines and Mining Datacenters

Depreciation on our mining machines is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining machines. We estimate the useful lives of mining machines based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. We estimated the useful lives of our mining machines to be one to five years.

Depreciation of mining datacenters is calculated using the straight-line method based on the estimated useful lives of the assets comprised thereof, such as buildings, machinery, electronic equipment, leasehold improvements and property improvements, and is recorded under depreciation of property, plant, and equipment. The depreciation method, useful life and residual value of these assets are reviewed at least at each financial year-end and adjusted if appropriate.

Compensation Expenses Incurred by Mining Datacenter Personnel

The compensation expenses incurred by mining datacenter personnel consists primarily of (i) share- based payment expenses related to mining datacenter personnel as a result of the grant of options under the 2023 Share Incentive Plan and (ii) staff costs, including salaries, wages and other benefits in relation to mining datacenter personnel.

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

Research and Development Expenses

Our research and development expenses primarily consist of (i) staff costs, including wages, bonuses and benefits to research and development personnel, (ii) share-based payment expenses related to research and development personnel, and (iii) technical service fee. We invest significant research and development resources in improving technology related to our Cloud Hash Rate business including hash rate slicing, developing and testing our Bitcoin mining chip and improving our Minerplus features like virus detection and hash rate monitoring. We also spent R&D efforts on utilizing renewable energy and increasing energy efficiency.

Other Operating Income/(Expenses)

Our other operating income/expenses primarily consist of (i) net gain/losses on disposal of cryptocurrencies, (ii) net loss on disposal of mining machine, and (iii) change in fair value of cryptocurrency-settled receivables and payables.

Other Net Gain

Other net gain primarily consist of (i) changes in fair value of financial assets at fair value through profit or loss, (ii) net gain on disposal of property, plant and equipment and intangible assets, (iii) impairment loss of a pre-matured investment, and (iv) net gain on settlement of balances between Bitmain.

Results of Operations

The following tables summarizes our results of operations, revenue breakdown, and expenses by nature for the years ended December 31, 2023, 2022, and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the years indicated:

	For the Year Ended December 31
	2023	2022	2021
	US$	US$	US$
	(in thousands)
Revenue	368,554	333,342	394,661
Cost of revenue	(290,745)	(250,090)	(153,255)
Gross profit	77,809	83,252	241,406
Selling expenses	(8,246)	(11,683)	(8,448)
General and administrative expenses	(66,454)	(93,453)	(89,735)
Research and development expenses	(29,534)	(35,430)	(29,501)
Listing fee	(33,151)	-	-
Other operating incomes / (expenses)	3,791	(3,628)	14,625
Other net gain	3,538	357	2,483
Profit / (loss) from operations	(52,247)	(60,585)	130,830
Finance income / (expenses)	1,276	(4,181)	59
Profit / (loss) before taxation	(50,971)	(64,766)	130,889
Income tax benefit / (expenses)	(5,685)	4,400	(48,246)
Profit / (loss) for the year	(56,656)	(60,366)	82,643

The following table sets forth a breakdown of our revenue, for the years indicated.

	For the Year Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Self-mining	111,683	30.3	62,359	18.7	191,693	48.6
Cloud hash rate	67,881	18.4	121,341	36.4	124,205	31.5
Hash rate subscription	40,290	11.0	77,862	23.3	53,952	13.7
Electricity subscription	27,419	7.4	39,525	11.9	35,113	8.9
Additional consideration from Cloud Hash Rate arrangements offered under accelerator mode	172	0.0	3,954	1.2	35,140	8.9
Sales of mining machines	2	0.0	705	0.2	45,693	11.6
Cloud Hosting arrangements(1)	3,248	0.9	12,723	3.8	7,568	1.9
General Hosting	97,321	26.4	99,251	29.8	18,312	4.6
Membership hosting	79,906	21.7	26,056	7.8	-	-
Others(2)	8,513	2.3	10,907	3.3	7,190	1.8
Total revenue	368,554	100.0	333,342	100.0	394,661	100.0

(1)	We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under “accelerated payback mode” for the years ended December 31, 2021, 2022 and 2023.

(2)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, the sale of containerized solution products.

The following table sets forth a breakdown by nature of our cost of revenue, selling, general and administrative, and research and development expenses for the years indicated.

	For the Year Ended December 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Staff costs: salaries, wages and other benefits	52,873	13.4	50,132	12.8	37,730	13.4
Share-based payments	45,488	11.5	90,648	23.2	88,355	31.4
Amortization of intangible assets	754	0.2	97	0.0	146	0.1
Depreciation:
Mining machines	25,663	6.5	29,281	7.5	43,857	15.6
Property, plant and equipment	39,899	10.1	30,438	7.8	14,416	5.1
Investment properties	2,601	0.7	1,237	0.3	-	-
Right-of-use assets	6,624	1.7	5,371	1.4	4,636	1.7
Electricity cost in operating mining machines	180,565	45.7	139,469	35.7	58,447	20.8
Cost of mining machines sold	4	0.0	1,002	0.3	5,978	2.1
Consulting service fee	9,757	2.5	6,797	1.7	8,787	3.1
Tax and surcharge	5,442	1.4	3,355	0.9	2,202	0.8
Advertising expenses	1,383	0.4	737	0.2	880	0.3
Office expenses	3,987	1.0	3,124	0.8	2,219	0.8
Research and development technical service fees	2,854	0.7	1,313	0.3	1,964	0.7
Expenses of low-value consumables	2,557	0.6	4,025	1.0	1,662	0.6
Expenses of variable payment lease	224	0.1	639	0.2	610	0.2
Expenses of short-term leases	286	0.1	527	0.1	351	0.1
Impairment loss of mining machines	-	-	-	-	106	0.0
Logistic expenses	557	0.1	3,060	0.8	1,391	0.5
Travel expenses	2,843	0.7	3,202	0.8	1,393	0.5
Insurance fee	2,427	0.6	3,446	0.9	983	0.3
Others	8,191	2.0	12,756	3.3	4,826	1.9
Total cost of revenue, selling, general and administrative and research and development expenses	394,979	100.0	390,656	100.0	280,939	100.0

Comparison of Years Ended December 31, 2022 and 2023

Revenue

Our revenue increased by 10.6% from US$333.3 million for the year ended December 31, 2022 to US$368.6 million for the year ended December 31, 2023, primarily driven by the increase of revenue generated from our self-mining and Membership Hosting, which began to generate revenue in the second half of 2022.

•
Revenue generated from our self-mining business increased by 79.1% from US$62.4 million for the year ended December 31, 2022 to US$111.7 million for the year ended December 31, 2023. The change was mainly driven by (i) the increased self-mining hash rate from the operation of Gedu mining datacenter which started in the second half of 2023 and resulted in more Bitcoin production, and (ii) the appreciation of Bitcoin price in the last quarter of 2023. The hash rate used for self-mining, calculated on a twelve-month monthly average basis, was approximately 5.1EH/s for the year ended December 31, 2023, which increased compared to 2.4EH/s for the year ended December 31, 2022. We expect to remain flexible in allocating hash rate between self-mining and hash rate sales through Cloud Hash Rate, depending on the market condition.

•
Revenue generated from Cloud Hash Rate decreased by 44.1% from US$121.3 million for the year ended December 31, 2022 to US$67.9 million for the year ended December 31, 2023, which was mainly attributable to a decrease in revenue from (i) hash rate subscription, (ii) electricity subscription, and (iii) additional consideration from acceleration plan arrangements. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. As a result, revenue from hash rate subscription for the year ended December 31, 2023 did not only consist of new sales during the year ended December 31, 2023 but also the amortized revenue from sales before 2023. With the gradual expiration of the hash rate subscription, we have also slightly decreased hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, from 1.8EH/s for the year ended December 31, 2022 to 1.6EH/s for the year ended December 31, 2023. The decrease in revenue from electricity subscription was attributable to the decrease of active hash rate subscription orders. The decrease in revenue from additional consideration from Cloud Hash Rate arrangements offered under accelerator mode was due to the expiration of our existing revenue sharing arrangements subscribed in the prior year and a delay in reaching the condition for revenue sharing due to generally longer subscription periods and lower-than-expected mining rewards.

•
Revenue generated from Cloud Hosting decreased by 74.5% from US$12.7 million for the year ended December 31, 2022 to US$3.2 million for the year ended December 31, 2023, which was primarily attributable to the decrease in capacity allocated for Cloud Hosting and completion of most orders of Cloud Hosting by the end of 2022.

•
Revenue generated from General Hosting decreased by 1.9% from US$99.3 million for the year ended December 31, 2022 to US$97.3 million for the year ended December 31，2023, primarily because of a slight decrease in the capacity of General Hosting.

•
Revenue generated from Membership Hosting increased significantly by 206.7% from US$26.1 million for the year ended December 31, 2022 to US$79.9 million for the year ended December 31, 2023, which was because our mining datacenter in North America began to deliver capacity in the second half of 2022.

Cost of Revenue

Our cost of revenue increased by 16.3% from US$250.1 million for the year ended December 31, 2022 to US$290.7 million for the year ended December 31, 2023, primarily driven by an increase in electricity expenses incurred for operating our mining machines, compensation expenses incurred by mining datacenter personnel and depreciation of property, plant and equipment, partially offset by a decrease in (i) depreciation of mining machines, and (ii) share-based payments incurred by mining datacenter personnel.

•
Electricity cost in operating mining machines increased by 29.5% from US$139.5 million for the year ended December 31, 2022 to US$180.6 million for the year ended December 31, 2023, which was attributed to the increased overall energy consumption related to the expansion of our mining datacenter operations in North America, Norway and Bhutan since second half of 2022, partially offset by the average lower electricity price in 2023.

•
Depreciation of mining machines decreased by 12.4% from US$29.3 million for the year ended December 31, 2022 to US$25.7 million for the year ended December 31, 2023, primarily due to mining machines procured prior to 2022 being fully depreciated gradually and our procurement of mining machines of newer models in 2023 being depreciated over a longer useful life.

•
Depreciation of property, plant and equipment attributed to cost of revenue increased by 29.7% from US$30.0 million for the year ended December 31, 2022 to US$39.0 million for the year ended December 31, 2023, primarily as a result of the expansion of our mining datacenters and mining facilities in North America, Norway and Bhutan.

•
Salaries, wages and other benefits attributed to cost of revenue increased by 10.6% from US$17.8 million for the year ended December 31, 2022 to US$19.7 million for the year ended December 31, 2023, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees as a result of the expansion of our mining datacenter operations in North America, Norway and Bhutan.

•
Share-based payment expenses attributed to cost of revenue decreased by 53.0% from US$10.1 million for the year ended December 31,2022 to US$4.7 million for the year ended December 31, 2023, as a result of the decrease in the new grant of share awards to mining datacenter personnel in the year ended December 31, 2023 and the decrease in expense recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2023.

Selling Expenses

Our selling expenses decreased by 29.4% from US$11.7 million for the year ended December 31, 2022 to US$8.2 million for the year ended December 31, 2023, primarily due to the decrease in share-based payment expenses, as a result of (i) a decrease in the new grant of share awards to sales personnel in the year ended December 31, 2023 and (ii) the decrease in expense recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2023, partially offset by the increase in marketing and advertising expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 28.9% from US$93.5 million for the year ended December 31, 2022 to US$66.5 million for the year ended December 31, 2023, primarily due to (i) the decrease in share-based payment expenses, as a result of the decrease in the new grant of share awards to general and administrative personnel in the year ended December 31, 2023 and the decrease in expense recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2023 and (ii) the decrease in staff costs, including wages, bonuses and other benefits to general and administrative personnel, partially offset by the increase in consulting service fee.

Research and Development Expenses

Our research and development expenses decreased by 16.6% from US$35.4 million for the year ended December 31, 2022 to US$29.5 million for the year ended December 31, 2023, primarily attributable to the decrease in share-based payment expenses as a result of the decrease in the new grant of share awards to research and development personnel in the year ended December 31, 2023 and the decrease in expense recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2023 partially offset by (i) the increase in staff costs, including wages, bonuses and other benefits to research and development personnel, and (ii) the increase in research and development technical service fees.

Listing Fee

We recorded listing fee of US$33.2 million for the year ended December 31, 2023 in relation to the Business Combination, compared to nil for the year ended December 31, 2022.

Other Operating Income/(Expenses)

We incurred other operating expenses of US$3.6 million and generated other operating income of US$3.8 million for the years ended December 31, 2022 and 2023, respectively. This change was primarily driven by the net gain on disposal of cryptocurrencies and the change in fair value of cryptocurrency-settled receivables and payables, partially offset by the loss on disposal of mining machines.

Other Net Gain

We recorded other net gain of US$0.36 million for the year ended December 31, 2022, which primarily included (i) net gains on disposal of property, plant and equipment and intangible assets of US$0.66 million and (ii) other gains of US$0.5 million, which mainly included return of wealth management product and other minor gains from disposal of investments in unlisted debt instruments, partially offset by the loss of US$0.8 million which mainly included the fair value change of investments in unlisted equity and debt instruments. We recorded other net gain of US$3.5 million for the year ended December 31, 2023, which primarily included (i) net gains on the changes in fair value of financial asset at fair value through profit or loss of US$3.5 million and (ii) gain on convertible debt modification of US$0.5 million.

Profit/(Loss) from Operations

As a result of the foregoing, we recorded a loss from operations of  US$60.6 million for the year ended December 31, 2022 and US$52.2 million for the year ended December 31, 2023.

Income Tax Benefit/(Expenses)

We recorded income tax benefit of US$4.4 million and income tax expenses of US$5.7 million for the years ended December 31, 2022 and 2023.

Net Profit/(Loss)

As a result of the foregoing, we incurred a net loss of US$60.4 million for the year ended December 31, 2022 and a net loss of US$56.7 million for the year ended December 31, 2023.

Comparison of Years Ended December 31, 2021 and 2022

Revenue

Our revenue decreased by 15.6% from US$394.7 million for the year ended December 31, 2021 to US$333.3 million for the year ended December 31, 2022, primarily driven by (i) a decrease in revenue generated from self-mining, (ii) a decrease in revenue generated from sales of mining machines and (iii) a decrease in revenue generated from Cloud Hash Rate, partially offset by (i) an increase in revenue generated from Cloud Hosting, (ii) an increase in revenue generated from General Hosting, and (iii) Membership Hosting which began to generate revenue in the second half of 2022.

•
Revenue generated from our self-mining business decreased by 67.4% from US$191.7 million for the year ended December 31, 2021 to US$62.4 million for the year ended December 31, 2022. The change was mainly driven by (i) the price drop of Bitcoin, the most significant type of cryptocurrency involved in our business operation and (ii) a decrease in the comparative number of Bitcoin mined from self-mining, resulting from a decrease in the amount of hash rate allocated to our self-mining business as a percentage of the total network hash rate. The hash rate used for self-mining, calculated on a twelve-month monthly average basis, was approximately 2.4EH/s for the year ended December 31, 2022, which slightly increased compared to 2.2EH/s for the year ended December 31, 2021. We expect to remain flexible in allocating hash rate between self-mining and hash rate sales through Cloud Hash Rate, depending on the market condition.

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

•
Salaries, wages and other benefits attributed to cost of revenue increased by 89.4% from US$9.4 million for the year ended December 31, 2021 to US$17.8 million for the year ended December 31, 2022, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees as a result of the expansion of our mining datacenter operations in North America.

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

Other Net Gain

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

Profit/(Loss) from Operations

As a result of the foregoing, we recorded a profit from operations of US$130.8 million for the year ended December 31, 2021 and a loss from operations of US$60.6 million for the year ended December 31, 2022.

Income Tax Benefit/(Expenses)

We recorded income tax expenses of US$48.2 million and income tax benefit of US$4.4 million for the year ended December 31, 2021 and 2022.

Net Profit/(Loss)

As a result of the foregoing, we incurred a net profit of US$82.6 million for the year ended December 31, 2021 and a net loss of US$60.4 million for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of US$144.7 million and fiat currency investment of US$1.0 million in unlisted debt instruments, redeemable on demand. Since our separation from Bitmain, we have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report. Our cash and cash equivalents decreased to US$144.7 million as of December 31, 2023 from US$231.4 million as of December 31, 2022, primarily attributable to the construction and purchase of mining fleets for our mining datacenter in Gedu, Bhutan and deposit paid to electricity suppliers. Our cash and cash equivalents decreased to US$231.4 million as of December 31, 2022 from US$372.1 million as of December 31, 2021, primarily attributable to our active construction of mining datacenters in North America and Norway, purchase of investment property assets through the acquisition of Asia Freeport Holdings Pte. Ltd. and investment in unlisted equity and debt instruments.

To date, we have not seen a material impact on our liquidity from events related to the COVID-19 pandemic.

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our purchase of plant, property and equipment, lease obligations, and borrowings. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Purchase of property, plant and equipment, investment properties and intangible assets. Purchase of property, plant and equipment, investment properties and intangible assets primarily consist of the purchase of machinery, equipment and other expenditure associated with mining datacenter construction and operations. The total cash outflow for the purchase of  property, plant and equipment, investment properties and intangible assets were US$62.9 million, US$63.2 million and US$63.3 million for the years ended 2021, 2022 and 2023. As of December 31, 2023, we had commitments that are scheduled to be paid within 12 months for the construction of mining datacenters of approximately US$10.3 million, of which approximately US$2.8 million was recognized in payables as of December 31, 2023.

Lease obligations. We occupy most of our office premises and certain mining datacenter under lease arrangements, which generally have an initial lease term between one and a half to 30 years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2021, 2022 and 2023 was approximately US$5.4 million, US$6.3 million and US$7.8 million, respectively. As of December 31, 2023, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$7.8 million and US$78.9 million, respectively.

Borrowings. Our borrowings as of December 31, 2023 represented a commitment of US$22.6 million relating to the principal amount, net of unamortized discount and interests in connection with the issuance of the Bitdeer Convertible Note, a US$30 million convertible note, on July 23, 2021, bearing an annual interest rate of 8%, which will mature on July 23, 2023. On July 22, 2023, we amended the Bitdeer Convertible Note, pursuant to which we have repaid US$7 million in principal (and interest accrued thereon from July 1, 2023) of the then outstanding notes, and extended the maturity of the Bitdeer Convertible Note to July 21, 2025, by when we will pay the remainder of the notes.

The Committed Equity Financing. On August 8, 2023, we entered into the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement with B. Riley Principal Capital II. Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the term of the Equity Financing Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The per share purchase price for the Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the VWAP as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount to the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement).

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II. See “Item 3.D.—Risk Factors— Future sales, or the possibility of future sales of, a substantial number of our Ordinary Shares may depress the price of such securities.”

As of the date of this annual report, the Company has sold 6,738,555 Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.28 and 4.29, respectively, to this annual report.

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

Cash Flows

The following table presents our consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2023	2022	2021
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(271,787)	(268,037)	(52,466)
Net cash generated from investing activities	199,854	133,793	394,569
Net cash used in financing activities	(13,493)	(3,884)	(14,426)
Net increase / (decrease) in cash and cash equivalents	(85,426)	(138,128)	327,677
Cash and cash equivalents at the beginning of the year	231,362	372,088	44,753
Effect of movements in exchange rates on cash and cash equivalents held	(1,207)	(2,598)	(342)
Cash and cash equivalents at the end of the year	144,729	231,362	372,088

Operating Activities

Net cash used in operating activities was US$271.8 million for the year ended December 31, 2023. The difference between our net loss of US$56.7 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenue recognized on acceptance of cryptocurrencies of US$342.3 million, (ii) changes in prepayments and other assets of US$49.2 million primarily associated with deposits and prepayments made to suppliers following the expansion of our business during this period, and (iii) changes in other payables and accruals of US$5.1 million, partially offset by (i) an adjustment for depreciation and amortization of US$75.5 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period, (ii) an adjustment for share-based payment expenses of US$45.5 million for the issuance of options pursuant to our share incentive plans and (iii) an adjustment for listing fee of US$33.2 million.

Net cash used in operating activities was US$268.0 million for the year ended December 31, 2022. The difference between our net loss of US$60.4 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$305.0 million, (ii) changes in prepayments and other assets of US$21.9 million primarily associated with deposits and prepayments made to suppliers following the expansion of our business during this period, (iii) changes in deferred revenue of US$9.2 million primarily associated with the recognition of revenue, (iv) income tax prepaid of US$20.0 million, and (v) an adjustment for income tax benefit of US$4.4 million, partially offset by (i) an adjustment for share-based payment expenses of US$90.6 million for the issuance of options following the adoption of Bitdeer’s 2021 Share Incentive Plan in July 2021, and (ii) an adjustment for depreciation and amortization of US$66.4 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period.

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

Investing Activities

Net cash generated from investing activities was US$199.9 million for the year ended December 31, 2023, primarily attributable to proceeds from disposal of cryptocurrencies of US$299.1 million and proceeds from disposal of financial assets at fair value through profit or loss US$31.1 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$63.3 million, (ii) purchase of mining machines of US$63.0 million and (iii) purchase of financial assets at fair value through profit or loss of US$4.4 million.

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

Financing Activities

Net cash used in financing activities was US$13.5 million for the year ended December 31, 2023, which was primarily attributable to (i) net payment related to the Business Combination of US$7.7 million, (ii) payments of convertible debt redemption of US$7.0 million and (iii) capital element of lease rentals paid of US$5.2 million, offset by proceeds from issuance of ordinary shares, net of transaction costs, of approximately US$9.5 million.

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

Recent Accounting Pronouncements

As from January 1, 2023, we adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on our financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for our group
IFRS 17, Insurance Contracts and Amendments to Address Concerns and Implementation Challenges	January 1, 2023	January 1, 2023
Amendments to IFRS 4, Expiry Date of the Deferral Approach	January 1, 2023	January 1, 2023
Amendments to IAS 1, Making Materiality Judgement	January 1, 2023	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023	January 1, 2023
Initial Application of IFRS 17 and IFRS 9—Comparative Information	January 1, 2023	January 1, 2023

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2023 and which have not been adopted in these financial statements. We are in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far, we have concluded that the adoption of them is unlikely to have a significant impact on our financial position.

Standard/Interpretation	Application Date for our group
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024
Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements	January 1, 2024
IFRS S2, Climate-related Disclosures	January 1, 2024
IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information	January 1, 2024
Amendments to IAS 21, Lack of Exchangeability	January 1, 2025

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

We believe the accounting policies related to revenue from the self-mining business, income taxes, share-based payments, fair value of financial assets at fair value through profit or loss, and assessment of the asset acquisition involve significant judgments and estimates used in the preparation of our financial statements. Our use of judgements and estimates is disclosed in the Note 3 and the related accounting policies are disclosed in Note 2 to the consolidated financial statements included elsewhere in this annual report. When reviewing our financial statements, you should consider our selection of critical accounting policies, our significant judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. You should read the descriptions of these significant judgments and estimates in conjunction with other disclosures included in this annual report.

We believe that the following are the most significant critical accounting policies.

Cryptocurrencies

Cryptocurrencies includes USD Coin (“USDC”) and cryptocurrencies other than USDC held in our cryptocurrency wallets.

USDC

USDC is accounted for as a financial instrument as one USDC can be redeemed for one U.S. dollar on demand from the issuer. USDC, classified as a debt investment, is measured at fair value through profit or loss.

Cryptocurrencies other than USDC

Cryptocurrencies other than USDC are, by their nature, identifiable non-monetary assets that lack physical substance. Future economic benefits attributable to these cryptocurrencies are expected to flow to us because these cryptocurrencies can be exchanged for fiat currencies. Furthermore, the cost of our cryptocurrencies other than USDC can be measured using the quoted price of such cryptocurrencies at the time the fair value is being measured, which we consider to be predominantly a Level 1 fair value input under IFRS 13 Fair Value Measurement fair value hierarchy.

We account for the cryptocurrencies other than USDC as intangible assets with indefinite useful lives in our consolidated statements of financial position because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows.

We further adopt the cost model to account for cryptocurrencies other than USDC and review their useful life and impairment at each reporting date in accordance with IAS 38 Intangible Assets. We account for cryptocurrencies other than USDC at cost. If circumstances indicate that the carrying amount of cryptocurrencies other than USDC may not be recoverable, the assets may be considered impaired, and an impairment loss may be recognized in accordance with the accounting policy for impairment of cryptocurrencies other than USDC as described in Note 2(u) to the consolidated financial statements included elsewhere in this annual report.

Gains or losses arising from the disposal of cryptocurrencies other than USDC are determined as the difference between the net disposal proceeds and the carrying amount of the assets. We recognize realized gains or losses on the date of the disposal using the first-in-first-out method of accounting.

Receivables and payables settled in cryptocurrencies

Receivables and payables settled in cryptocurrencies are measured at the fair value of the underlying cryptocurrencies based on their respective quoted prices initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). Receivable settled in cryptocurrencies is further adjusted for expected credit losses. See further discussion regarding expected credit loss from receivables settled in cryptocurrencies in Note 2(u) to the consolidated financial statements included elsewhere in this annual report.

Cryptocurrency lending arrangements

We enter into arrangements with counterparties to lend cryptocurrencies on an unsecured basis. No collateral is held for the cryptocurrencies lent. Upon lending, we derecognize the cryptocurrencies lent and concurrently recognize receivables settled in cryptocurrencies which are measured at the fair value of the cryptocurrencies lent based on their respective quoted prices initially and subsequently on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies lent, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). See further discussion regarding credit losses from receivables settled in cryptocurrencies in Note 2(u) to the consolidated financial statements included elsewhere in this annual report. Also refer to Note 20 to the consolidated financial statements included elsewhere in this annual report for more information.

Cryptocurrency-denoted wealth management products

We historically purchased two types of wealth management products:

Wealth management product type A

We enter into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent units of interest in the underlying cryptocurrency trading account and the value of the units is based on the performance of the trading account managed by the Matrixport Group. We derecognize the cryptocurrencies paid and concurrently recognize a cryptocurrency receivable which gives rise to a variable return linked to the performance of the underlying trading account. The receivable contains an embedded derivative which is accounted for separately as an asset or liability based on the change in the fair value of the trading account. The cryptocurrency receivable is measured at the fair value of the cryptocurrencies invested based on their respective quoted prices on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies invested, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss).

Wealth management product type B

We enter into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent variable-interest cryptocurrency deposit at Matrixport Group. The deposit is not protected by any deposit insurance scheme and non-secured, and we may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, we receive the same type of cryptocurrency in the same quantity in principle plus additional interest returns. The deposit can be withdrawn on demand and is generally delivered to us within 72 hours. The nature of the wealth management product type B is, in essence, a cryptocurrency lending arrangement. Refer to the discussion on the accounting of cryptocurrency lending arrangements above.

See further discussion regarding credit losses from receivables settled in cryptocurrencies in Note 2(u) to the consolidated financial statements included elsewhere in this annual report. Also refer to Note 20 for more information.

We present the revenue recognized on the acceptance of cryptocurrencies, which is a non-cash item, as an adjustment to remove the non-cash item for the cash flows from operating activities and the disposals of cryptocurrencies received in revenue arrangements are presented as cash flows from investing activities in the consolidated statements of cash flows. The purchases and disposals of cryptocurrencies associated with investment or lending transactions are presented as investing activities in the consolidated statements of cash flows.

Revenue recognition

Our revenues are derived principally from the cloud hash rate arrangements, the self-mining arrangements, the cloud hosting arrangements, the sales of mining machines, the general hosting arrangements and the membership hosting arrangements.

Revenue is recognized when control over goods or services is transferred to the customer, at the amount of promised consideration to which we are expected to be entitled. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of trade discount, if any.

Revenue is recognized applying the following five steps:

i)	Identify the contract with a customer;

ii)	Identify the performance obligations in the contract;

iii)	Determine the transaction price;

iv)	Allocate the transaction price to the performance obligations in the contract; and

v)	Recognize revenue when (or as) we satisfy a performance obligation.

For arrangements priced at fiat currency, we recognize revenue based on the contract price. For arrangement priced at cryptocurrency, we recognize revenue based on the spot price of the cryptocurrency to fiat currency on the date when it is earned.

When another party is involved in providing services to a customer, we are the principal if we control the specified services before those services are transferred to the customer.

The primary sources of our revenues are recognized as follows:

Cloud Hash Rate

We enter into Cloud Hash Rate arrangements with our customers by offering hash rate subscription plans to provide computing power in a specified quantity, measured by computing power per second, or hash rate, derived from the mining machines held by us, for a specified period of time. The customer also needs to pay for electricity subscriptions, which are billed separately, to maintain the mining machines that produce the subscribed hash rate over the contract period. We connect such computing power to a customer-designated mining pool under the instructions of the customer to simplify the customer’s mining experiences. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets.

We offer a number of different hash rate subscription plans by plan duration and type of cryptocurrency to be mined. We offer electricity subscriptions in short durations and a customer needs to purchase electricity subscriptions multiple times to cover the duration of the hash rate subscription plan. The price of the electricity subscription is fixed at the commencement of each electricity subscription period but subject to adjustment from period to period. Both cryptocurrency and fiat currency are accepted as payments under the Cloud Hash Rate arrangements. Furthermore, the hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, we are entitled to additional consideration once the customer’s cost is recovered.

We offer two promises under the Cloud Hash Rate arrangement. One is to provide a specified quantity of computing power during a period of time and the other is to provide maintenance services for computing power generation for a period of time. The two promises are highly interrelated and are not separately identifiable because the customers expect to receive the computing power as a combined output from the hash rate subscription plan and the electricity subscription plan. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.

The transaction price of the performance obligation includes the subscription prices for the hash rate subscription plans and the electricity subscription plans. As the price for the electricity subscription plans may change each electricity subscription period, we allocate the variable consideration to each electricity subscription period.

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

For plans under the accelerator mode, besides the aforementioned subscription prices, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the subscribed computing power and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognizes the revenue when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

Self-mining

We enter into contracts with mining pool operators to provide computing power generated from our own mining machines to the mining pools. The contracts with mining pool operators are terminable at any time by either party. In exchange for providing computing power to the mining pool, we are entitled to cryptocurrency rewards from the mining pool operators, which is a variable consideration calculated based on a predetermined formula agreed by us and the mining pool operator as a part of the arrangement. We can reasonably estimate the amount of mining rewards by the end of a given day based on the actual amount of computing power provided to the mining pool operators. By then, we consider it is highly probable that a significant reversal in the amount of revenues will not occur and includes such variable consideration in the transaction price. Providing computing power is an output of our ordinary activities and the only performance obligation in our contracts with mining pool operators. We recognize the revenue when the variable consideration is reasonably estimable and the performance obligation of providing computing power has been satisfied. Although the cryptocurrency rewards the mining pool operators receive from the blockchain networks include both the block rewards and the transaction verification fees, the transaction price we receive is an aggregate amount and primarily includes the block rewards. As a result, we do not present disaggregated revenue information on block rewards and transaction verification fees.

Cloud Hosting

We provide our customers, through subscription of Cloud Hosting orders, one-stop mining machines hosting solution which integrates the provision of computing power generated from specified second-hand mining machines and the provision of maintenance service, primarily including electricity supply and daily maintenance and repair care. We charge the customer an upfront fixed amount at the commencement of the Cloud Hosting arrangement for the customer to secure the procurement of the computing power from the specified mining machines, as well as the variable fees for the provision of maintenance service based on the consumption of resources such as electricity throughout the duration of the service. We historically only accept cryptocurrency as payments for services under the Cloud Hosting arrangement.

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

The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hosting order and periodical maintenance fees. The periodical maintenance fee is variable in each maintenance period based on the electricity consumption. We allocate the variable consideration to each distinct maintenance service period.

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

Sale of Mining Machines

We recognize revenue from sales of mining machines to customers at the point in time when control of the mining machines is transferred to the customer, which generally occurs upon shipment of the mining machines as defined in the revenue contract. Sale of mining machine is the sole performance obligation in this type of arrangement. We accept both cryptocurrency and fiat currency as payments for sales of mining machines.

General Hosting

We provide general hosting services, which is a combined service package including custody of the customers’ mining machines, electricity and network maintenance and other services, that enable customers to run blockchain computing operations. The customer is only able to benefit from the hosting service as a package and we have a single performance obligation. The hosting service fee is charged to the customer based on the customer’s consumption of resources, such as the amount of electricity used in a period. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customer’s mining yield during a period. Revenue from the general hosting service is recognized across each service cycle. We accept both cryptocurrency and fiat currency as payments for the hosting services.

Membership Hosting

We offer our large-scale miner customers membership hosting services by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.

Pursuant to the membership program agreement, a customer subscribing the program is entitled to the program benefit of receiving maintenance services within a predetermined capacity measured by energy consumption (i.e., Kilowatts, or KW) (the “hosting capacity”). We provide such designated capacity in a leased mining farm and the program subscription period ends when we no longer operate the mining farm. In addition, we also agree to provide other program benefits to the customer when such benefits are readily available to the customer during the program term, including, among other things, (i) early, priority and exclusive access to the newly available hosting capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining machine management services, than the prevailing price in the local market. We charge an upfront fee for the program benefits subscribed.

Pursuant to the management services agreement, we provide management services for the customer’s mining machines up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, we promise to deliver a package of services to provide an infrastructure for the mining machines, such as a premise for the custody of mining machines, and network and utility to support the operation of the mining machines. Unlike the general hosting service where we include in our service package to host or operate the customer’s mining machines under the customer’s instructions so that the mining machines keep running and remain connected to the customer designated mining pools (the “mining machine operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining machine operation service or choose to operate the mining machines using the customer’s own personnel. We charge additional fee, at its stand-alone selling price, for the subscription of our mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

Our promise associated with the membership program agreement is to stand ready to provide services, and our promise associated with the management services agreement is to provide an infrastructure for the mining machines through the set of services provided under the management services agreement. The two promises are not separately identifiable because the customer expects to receive mining machines management services for the mining machines up to the designated capacity, which is a combined output of the program benefit and management services provided by us as a package. The two promises provide a series of distinct services that have the same pattern of transfer to the customer over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time. Revenue associated with the upfront fee for the program benefits is recognized over the program subscription period and revenue associated with the management services is recognized over each distinct service period. The promise to provide the mining machine operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. We accept both cryptocurrency and fiat currency as payments for the membership hosting arrangements. The contract term approximates the lease term of the mining datacenter and is estimated to be 13 years. The estimated lease term is adjusted when there is an indication that we are reasonably certain to renew or terminate the lease.

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

Holding Company Structure

Bitdeer Technologies Group is an exempted company with limited liability incorporated in the Cayman Islands on December 8, 2021 with no material operations of its own. We currently conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends primarily depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors and executive officers as of the date of this annual report are as follows.

Name	Age	Position
Jihan Wu	38	Chairman of the Board and Chief Executive Officer
Linghui Kong	42	Director and Chief Business Officer
Chao Suo	39	Director
Jianchun Liu	46	Director and Chief Financial Officer, Business Operations
Naphat Sirimongkolkasem	34	Director
Sheldon Trainor-Degirolamo	60	Director
Guang Yang	41	Director
Haris Basit	62	Chief Strategy Officer

Jihan Wu has served as the sole director of Bitdeer and then Chairman of our board of directors since January 2021. He has served as our Chief Executive Officer since March 2024. He co-founded BitMain Technologies Holding Company (“BitMain”) in 2013, and served as the Chairman and Chief Executive Officer of BitMain from September 2018 to January 2021. Mr. Wu has been a director of Matrixport Group since 2019. Mr. Wu obtained dual bachelor’s degrees in both Economics and Psychology from Peking University in 2009.

Linghui Kong has served as the Chief Executive Officer of Bitdeer and then our Chief Executive Officer since January 2021. He transitioned from our Chief Executive Officer to the role of Chief Business Officer since March 2024. Mr. Kong also served on our board of directors since March 2023. He served as the head of Application Software Department of BitMain from April 2018 to December 2020. Prior to that, Mr. Kong served as a senior software architect of Tencent Technology Beijing Co., Ltd. from April 2011 to March 2018. Mr. Kong obtained a master’s degree in Telecommunication and Information System from Beijing University of Posts and Telecommunications in 2008 and a bachelor’s degree in Telecommunication Engineering from Beijing University of Posts and Telecommunications in 2005.

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

Chao Suo has served as on our board of directors since October 2023. She has over ten years of experience in human resources, including HR strategy framework, recruitment, performance management, competency development, compensation & benefit, and labor compliance. Ms. Suo has served as the HR Director of Bitdeer since March 2021. Prior to that, she served as the HR Director of BitMain from 2015 to 2021. Ms. Suo obtained a master’s degree in Corporate Management from Communication University of China in 2010 and a bachelor’s degree in Business Administration from Beijing Forestry University in 2008.

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

Haris Basit has served as our Chief Strategy Officer since June 2023. Mr. Basit previously worked as the Chief Executive Officer of Averatek Corporation from August 2017 to May 2023. Prior to that, he was the Chief Executive Officer and Director of VIASPACE Inc. from July 2016 to July 2017. He co-founded Almaden Energy Group (AEG), LLC which partners with VIASPACE to grow Giant King Grass in the United States for animal feed. Since 2012, Mr. Basit has been providing Corporate Strategy Consulting to senior executives of publicly traded companies to help identify new growth opportunities and partnerships. He was a consultant to Liebman and Associates, the premier clean energy lobbying firm in Washington, DC. He has provided entrepreneurship mentoring for University of California Berkeley MBA students. He started his career as a Staff Engineer at IBM moving on to become a Manager at Rockwell International, a Manager at Bell Labs, Vice President of Business Development for OEA International and then Founder/CEO of both Multigig, Inc. and Mobius Power, LLC. He received his MSEE from the University of Illinois, Urbana-Champaign in 1986. He also earned a BSEE from University of Illinois, Urbana-Champaign in 1984.

B.	Compensation

Historical Compensation of Bitdeer’s Directors and Executive Officers

For the year ended December 31, 2023, an aggregate of approximately US$9.0 million in cash and benefits was provided to Bitdeer’s executive officers and director. For awards granted to Bitdeer’s executive officers and directors, see the section entitled “-2023 Share Incentive Plan.” Bitdeer has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers and director.

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

2023 Share Incentive Plan

A share incentive plan was adopted in connection with the Business Combination, approved by both shareholders of Bitdeer and shareholders of BSGA prior to the consummation of the Business Combination, effective in April 2023 (the “2023 Plan”). As of the date of this annual report, the maximum aggregate number of Class A Ordinary Shares that may be granted under the 2023 Plan is 21,877,912. As of the date of this annual report, 2024, awards to purchase a total of 12,543,503 Class A Ordinary Shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarize the principal terms of our 2023 Plan.

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

The following table summarizes, as of February 29, 2024, the options granted under our share incentive plans to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares Underlying	Exercise Price	Date of	Date of
Name	Awards	(US$/Share)	Grant	Expiration
Jihan Wu	-	-	-	-
Linghui Kong	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
Chao Suo	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
	*	3.5	January 1, 2023	January 1, 2033
Jianchun Liu	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
Naphat Sirimongkolkasem	*	7.03	July 1, 2023	July 1, 2033
Sheldon Trainor-Degirolamo	*	7.03	July 1, 2023	July 1, 2033
Guang Yang	*	7.03	July 1, 2023	July 1, 2033
Haris Basit	*	5.51	July 1, 2023	July 1, 2033

*	Less than 1% of our total issued and outstanding ordinary shares.

2023 Performance Share Plan

In June 2023, our board of directors approved our 2023 Performance Share Plan (the “2023 Performance Plan”), which became effective on October 11, 2023.

The 2023 Performance Plan provides for the issuance of initially up to an aggregate of 1,112,886 Class A Ordinary Shares (the “Share Limit”), representing 1% of the total ordinary shares of our company outstanding as of the consummation of the Business Combination on April 13, 2023. The Share Limit will be adjusted along with the market capitalization of our Company as set forth in the 2023 Performance Share Plan and will not be more than 11,128,861, representing ten percent (10%) of the total ordinary shares of our company as of closing of the Business Combination. As of the date of this annual report, no awards have been granted under the 2023 Performance Plan.

The following paragraphs summarize the principal terms of the 2023 Performance Plan.

Types of Awards. The 2023 Performance Plan permits the awards of options, restricted shares or restricted share units or any award that may consist of one such security or benefit, or two or more than them in any combination or alternative.

Plan Administration. The 2023 Performance Plan will be administered by chairman of our company. The compensation committee of our board of directors or any member of our compensation committee as designated by our board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Notice of Grant. Awards granted under the 2023 Performance Plan are evidenced by a notice of grant that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. Persons eligible to participate in the 2023 Performance Plan include persons recognized by the plan administrator, such as directors, officers and other persons as determined by the plan administrator.

Vesting Schedule. The vesting schedule of each award granted under 2023 Performance Plan will be set forth in the relevant notice of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2023 Performance Plan or the relevant notice of grant or otherwise determined by the plan administrator.

Amendment, Modification and Termination of the 2023 Performance Plan. Our board of directors has the authority to terminate, amend, modify, alter, suspend or discontinue the 2023 Performance Plan or any portion thereof in accordance with our articles of association. However, no such action shall adversely affect in any material way any award previously granted pursuant to the 2023 Performance Plan without the prior written consent of the plan participants, except to the extent any such action is made to cause the 2023 Performance Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Change in Capital Structure. In the event of a change in capital structure, the plan administrator may make such proportionate and equitable adjustments as it may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the 2023 Performance Plan; (b) the terms and conditions of any issued and outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any issued and outstanding awards under the 2023 Performance Plan.

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

We had approximately 142, 183 and 211 full-time employees as of December 31, 2021, 2022 and 2023, respectively. We also hire part-time employees from time to time. Of the 211 full-time employees as of December 31, 2023, approximately 54 were engaged in research and development activities and 157 were engaged in business development, finance, information system, facilities, human resources or administrative support. Most of our employees are located in Singapore and United States. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of February 2, 2024:

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

As of February 29, 2024, there are 67,312,909 Class A Ordinary Shares (606,756 Class A Ordinary Shares that have been repurchased but not cancelled and 6,695,228 Class A Ordinary Shares reserved for future issuances upon the exercise of awards granted under our share incentive plans) and 48,399,922 Class V Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

	Class A	Class V	% of Total	% of
	Ordinary	Ordinary	Ordinary	Voting
	Shares	Shares	Shares	Power(2)
Directors and Executive Officers(1)
Jihan Wu(3)	-	48,399,922	41.8	87.8
Linghui Kong	*	-	*	*
Jianchun Liu	*	-	*	*
Chao Suo	*	-	*	*
Naphat Sirimongkolkasem	*	-	*	*
Sheldon Trainor-Degirolamo	*	-	*	*
Guang Yang	*	-	*	*
Haris Basit	*	-	*	*
All executive officers and directors as a group (eight individuals)	880,179	48,399,922	42.3	87.8
5.0% Shareholders
Zhaofeng Zhao(4)	15,326,416	-	13.2	2.8
Yuesheng Ge(5)	9,115,319	-	7.9	1.7
Yishuo Hu(6)	10,158,844	-	8.8	1.8

(1)	The business address for our directors and executive officers of the Company will be 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509.

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

(3)
Represents 48,399,922 Class V Ordinary Shares directly held by Victory Courage Limited (“Victory Courage”) as reported on Schedule 13D filed by Victory Courage on May 31, 2023. Victory Courage is a British Virgin Islands company wholly owned by Cosmic Gains Global Limited, a company incorporated in the British Virgin Islands wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Jihan Wu as the settlor and Mr. Wu and his family members as the beneficiaries. Under the terms of such trust, Mr. Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Victory Courage in our company.

(4)
Represents 15,326,416 Class A Ordinary Shares directly held by Shinning Stone Invest Co., Ltd (“Shinning Stone”) as reported on Schedule 13D filed by Shinning Stone on March 27, 2024. Shinning Stone is a British Virgin Islands company wholly-owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.

(5)
Represents 9,115,319 Class A Ordinary Shares directly held by Mega Galaxy International Limited (“Mega Galaxy”) as reported on Schedule 13G/A filed by Mega Galaxy on February 5, 2024. Mega Galaxy is a British Virgin Islands company wholly owned by Flourishing Well Limited, a company incorporated in the British Virgin Islands, which in turn is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee of The Sharesun Trust, a Hong Kong reserved powers trust. Mr. Yuesheng Ge is the settlor of such trust and Mr. Ge and his family members are the beneficiaries. Under the terms of such trust, Mr. Ge has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Mega Galaxy in our company.

(6)
Represents 10,158,844 Class A Ordinary Shares directly held by Golden Navigate Investments Limited (“Golden Navigate”) as reported on Schedule 13G/A filed by Golden Navigate on February 5, 2024. Golden Navigate is a British Virgin Islands company wholly owned by Blessing Surplus Limited, a company incorporated in the British Virgin Islands, which is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee of The Zizai Trust, a Hong Kong reserved powers trust. Mr. Yishuo Hu is the settlor of such trust and Mr. Hu and his family members are the beneficiaries. Under the terms of such trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Golden Navigate in our company.

 As of February 29, 2024, to our knowledge, approximately 74.8% of our total issued and outstanding Class A Ordinary Shares were held by one record shareholder in the United States, and none of our Class V Ordinary Shares were held by record shareholders in the United States.

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the consummation of the Business Combination, the sole shareholder of our Company was C100 Holding Company, a Cayman Islands exempted company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See the section entitled “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See the section entitled “Item 6. Directors, Senior Management and Employees-B. Compensation.”

Share Incentive Plan

See the section entitled “Item 6. Directors, Senior Management and Employees-B. Compensation.”

Other Related Party Transactions

Revenue generated from Bitmain and BTC

Before the completion date of their respective separations with Bitdeer, Bitdeer generated revenue from Bitmain and BTC from Bitdeer’s normal course of business. Revenue generated from Bitmain and BTC was approximately US$73.5 million, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Cryptocurrency services provided by Matrixport Group

Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”) are entities over which Bitdeer’s controlling person has significant influence, as Mr. Jihan Wu, Bitdeer’s founder and sole director, is the co-founder and chairman of the board of directors of Matrixport Group. During the years ended December 31, 2021, 2022 and 2023, substantially all of Bitdeer’s cryptocurrencies were held in custody by Matrixport Group and Bitdeer’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group. The service fees charged by Matrixport Group for the years ended December 31, 2021, 2022 and 2023 were approximately US$0.3 million, US$0.4 million and US$0.2 million, respectively.

Technical and human resources services provided to Matrixport Group

During the years ended December 31, 2021, 2022 and 2023, we provided technical and human resources service to Matrixport Group. The service fees charged to Matrixport Group for the years ended December 31, 2021, 2022 and 2023 were approximately US$0.5 million, US$3.1 million and US$0.8 million, respectively.

Other transactions with Matrixport Group

Bitdeer provided loans to Matrixport Group which are non-interest bearing and due on demand. As of December 31, 2021, 2022 and 2023, the loans receivable from Matrixport Group was approximately US$1.1 million, US$0.3 million and nil, respectively.

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

In July 2022, Bitdeer signed an agreement with Matrixport Group to subscribe a limited partner interest in a limited partnership set up by the Matrixport Group and the capital commitment is amounting to US$20 million. We, as a limited partner, do not have control or significant influence over the limited partnership. As of December 31, 2023, the capital contribution made by us to the limited partnership is US$17 million. We recorded approximately US$3.5 million gain and US$1.0 million loss on change in fair value of financial assets at fair value through profit or loss for the years ended December 31, 2023 and 2022, respectively.

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

As of the date of this annual report, we do not have any outstanding cryptocurrency lending to Matrixport Group or any outstanding wealth management product purchased from Matrixport Group or otherwise. All lending or wealth management products previously purchased from Matrixport Group had been fully collected or redeemed by the end of December 2022. We did not make any lending to or purchase any wealth management products from Matrixport Group thereafter.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the credit standing in our company’s share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Share Repurchase Program

On June 16, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated June 16, 2023, our board of directors authorized the repurchase of up to US$1,000,000 of the Class A Ordinary Shares (the “Repurchase Program”), effective until September 15, 2023. The Repurchase Program was subsequently extended by our board of directors to be effective until December 15, 2023. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Program does not obligate us to repurchase any specific number of the Class A Ordinary Shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. On October 18, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, our board of directors authorized the repurchase of up to US$2,000,000 of the Class A ordinary shares of the Company, effective until April 17, 2024. Pursuant to the Repurchase Program, as of the date of this annual report, we have repurchased 606,756 Class A Ordinary Shares for approximately US$2.6 million.

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

As of February 29, 2024, there were 67,312,909 Class A Ordinary Shares (excluding 606,756 Class A Ordinary Shares that have been repurchased but not cancelled and 6,695,228 Class A Ordinary Shares reserved for future issuances upon the exercise of awards granted under our share incentive plans) and 48,399,922 Class V Ordinary Shares that were outstanding and issued.

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

Our authorized share capital is US$50,000.00 divided into 500,000,000,000 shares of a par value of US$0.0000001 each comprising 499,600,000,000 Class A Ordinary Shares, 200,000,000 Class V Ordinary Shares and 200,000,000 undesignated shares of a par value of US$0.0000001 each.

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

Dividends. The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. The Memorandum and Articles of Association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, we may pay a dividend out of either profit or the credit standing in our share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid.

Voting Rights. Holders of Ordinary Shares have the right to receive notice of, attend and vote at our general meetings. Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting, provided that Class A Ordinary Shares and Class V Ordinary Shares shall each vote as a separate class on any proposed variation of rights affecting Class A Ordinary Shares only or Class V Ordinary Shares only (as the case may be). On all matters subject to a vote at our general meetings, (1) on a show of hands and/or (2) on a poll, each of our shareholders shall be entitled to one vote for each Class A Ordinary Share and ten (10) votes for each Class V Ordinary Share of which such shareholder is the holder. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any of our shareholders holding not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who are entitled to do so attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of ordinary shares which cast by those of our shareholders who are entitled to do so attend and vote at the meeting. Under the Cayman Companies Act, a special resolution will be required in order for us to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to the Memorandum and Articles of Association. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. The Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, who alone or together hold not less than 50% of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Cayman Companies Act provides our shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders who alone or together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings on the date of deposit of the requisition, our board of directors will be required to convene an extraordinary general meeting. However, the Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

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

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or a special resolution of our shareholders, and we may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if we can, immediately following on which such payment is proposed to be made, pay its debts as they fall due in the ordinary course of business. In addition, we may accept the surrender of any fully paid share for no consideration.

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

The Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights, voting rights;

•	the rights and terms of redemption and liquidation preferences; and

•	any other powers, preferences and relative, participating, optional and other special rights.

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

Exempted Company. We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 3. Risk Factors — Risks Relating to Our Business and Industry,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion applies only to Ordinary Shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

•	banks or other financial institutions;

•	insurance companies;

•	mutual funds;

•	pension or retirement plans;

•	S corporations;

•	broker or dealers in securities or currencies;

•	traders in securities that elect mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts or estates;

•	tax-exempt organizations (including private foundations);

•	persons that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;

•	certain U.S. expatriates or former long-term residents of the United States;

•	persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our shares;

•	persons that acquired Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;

•	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;

•	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;

•	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

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

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “-Sale or Other Taxable Disposition of Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

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

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

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

Based on the Company’s analysis of its income, assets, activities, and market capitalization, the Company believes that it was not a PFIC for its taxable year ended December 31, 2023. However, the Company’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of the Company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Class A Ordinary Shares from time to time, which could be volatile). In addition, the risk of the Company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent the Company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including the Company’s future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of the Company’s income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although the Company currently treats these items of income as active, such treatment is uncertain. Moreover, certain of the Company’s business activities generate passive income and, although the amount of such income is currently small, the Company’s risk of being a PFIC will increase if the proportion of the Company’s revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that the Company will not be a PFIC for its current or any future taxable year, and the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

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

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

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

Fluctuations in the market price of Bitcoin and/or other cryptocurrencies may have a more linear and quantifiable impact on some of our businesses than others. A 10% increase or decrease in the average market price of Bitcoin and/or other cryptocurrencies over 2021, 2022 and 2023, without considering other factors, would have had the following impact on our revenue: (i) an increase or decrease in our revenue from self-mining by 10%; (ii) an increase or decrease in our revenue from Cloud Hash Rate in general, as the price of Bitcoin is a key factor in determining the hash rate subscription fee, provided however, the precise impact is subject to other factors, such as the expected mining rewards at the time of subscription, contract terms, allocation of hash rate between classic and accelerator mode, and electricity price; (iii) an increase or decrease in our revenue from General Hosting in general, as we are entitled to additional variable consideration based on the customers’ mining yield under arrangement with certain customers and we accept cryptocurrencies as payments for the hosting services; and (iv) an increase or decrease in revenue from Cloud Hosting, provided that the overall impact is less linear as compared to in the case of self-mining. The impact on the revenue from sales of mining machines depends on market sentiments towards Bitcoin at the relevant point in time, in addition to the actual price of Bitcoin. A change in the market price of Bitcoin and/or other cryptocurrencies would not have had a material effect on our revenue from other sources.

In addition, Bitcoin and other cryptocurrencies accounted for 0.3% and 2.4% of our total assets as of December 31, 2022 and 2023, respectively. Since we dispose cryptocurrencies in a relatively short period of time, a 10% increase or decrease in the market price of Bitcoin and other cryptocurrencies as of December 31, 2021, December 31, 2022 and December 31, 2023, respectively, would not have had a material effect on our total assets at these dates.

Interest Rate Risk

Our interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings. Bank deposits, restricted cash and borrowings at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. Our management closely monitors the fluctuation of such rates periodically. If the interest rates had been higher or lower by 1% with all other variables including tax rate being held constant, the profit/(loss) before tax would have been higher or lower by US$3.5 million, US$2.1 million and US$1.3 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Foreign Currency Risk

We are exposed to foreign currency risk as we conduct transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of our financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that we are not able to accurately forecast. Our management is closely monitoring our exposure to currency risk and seeks to minimize its exposure to such risk. We were not exposed to material foreign currency risk during the years ended December 31, 2021 and 2022 and 2023.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Credit risk arises mainly from cash deposited in the banks and cryptocurrencies held in custody, trade receivables, and cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases.

Cash deposited in the banks

To manage risk arising from cash, cash equivalents and restricted cash, we only transact with reputable financial institutions, which have no recent history of default. As such, we are not subject to material credit risk arising from cash, cash equivalents and restricted cash.

Cryptocurrencies held in custody

For the years ended December 31, 2021, 2022 and 2023, substantially all of our cryptocurrencies are stored in wallets held in the custody by Matrix Finance and Technologies Holding Company (“Matrixport Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, we evaluate the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. We have further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody and adopted the operating strategy of disposing of the cryptocurrency for fiat currency shortly after they are earned. We expect that there is no significant credit risk from non-performance by Matrixport Group.

However, Bitcoin and other blockchain-based cryptocurrencies have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of our cryptocurrencies and such a loss could have a material adverse effect on our financial condition and results of operations.

Trade receivables

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, we also consider the factors that may influence the credit risk of the customer base, including the customers’ financial condition.

We have a receivables management process that facilitates initial and ongoing analysis of customer creditworthiness individually. This analysis comprises payment frequency and timeliness, payment method and payment amount. For customers with relatively short history, we limit our exposure to credit risk by collecting deposits from these customers, which will be used to offset against outstanding trade receivables in case of default. We limit our credit risk from trade receivables by determining a maximum, which is the carrying amount of the trade receivables as of the date of the consolidated statement of financial position.

Cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases

We also have credit exposure to cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases. We assess such credit risk both at contract inception and each quarter or in shorter interval by considering the past collection experience and any indications that the corresponding amount may not be fully collected. To manage such exposure, we continuously monitor the relevant factors, such as the liquidity of the underlying cryptocurrencies, negative report related to the counterparty, and deal only with creditworthy counterparties and include in our operation strategy that the lending needs to be collected, and the wealth management products need to be redeemed within the same fiscal quarter. We historically only conduct such transactions with the Matrixport Group and we did not conduct such transaction in the year ended December 31, 2023. We had never experienced credit losses and have no existing exposures to such credit risk as of each end date of the consolidated statement of financial position. Consequently, credit exposure to these transactions is not considered material.

Liquidity Risk

Liquidity risk arises in situations where we have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. Our liquidity risk is minimal. We currently have sufficient reserve of cash. As of December 31, 2023, we recorded cash and cash equivalents of US$144.7 million and fiat currency investment of US$1.0 million in unlisted debt instruments, which is redeemable on demand. During the year ended December 31, 2023, our net cash used in operating activities was US$271.8 million. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report. We manage our liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of our long-term loans.

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

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2023.

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2022, one material weakness was identified in the design and operating effectiveness of our internal control over financial reporting with respect to the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), concerning in particular the control environment due to lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with IFRS.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of this material weakness, accounting errors were identified in our combined and consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2021 primarily related to revenue presentation in relation to the sales of mining machine business and the cash flow presentation related to the disposal of cryptocurrencies earned from revenue arrangements. The revenue and cost of revenue on the combined statements of operations and comprehensive loss and the operating and investing cash flows on the combined statements of cash flows have been previously restated. The material weakness could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

We have instituted plans to remediate the material weakness, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting. We have invested significant resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as recruitment of qualified accounting personnel with sufficient knowledge and experience to address complex accounting issues, establishment of an internal audit team to monitor the internal control compliance over the financial reporting process, reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. Based on assessment performed by our management on the performance of certain remediation measures, we determined that as of December 31, 2023, the material weakness in our internal control over financial reporting previously identified had been remediated. Management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in March 2023, which was effective in April 2023 and amended in October 2023. We have posted a copy of our code of business conduct and ethics on our website at https://ir.bitdeer.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained MaloneBailey, LLP to act as our company’s independent registered accountants.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MaloneBailey, LLP, for the periods indicated.

		For the Year Ended
		December 31,
		2023		2022
Audit fees (1)	US$	1,060,900	US$	826,235
Audit-related fees (2)	US$	231,750	US$	206,000

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

On June 16, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated June 16, 2023, our board of directors authorized the repurchase of up to US$1,000,000 of the Class A Ordinary Shares (the “Repurchase Program”), effective until September 15, 2023. The Repurchase Program was subsequently extended by our board of directors to be effective until December 15, 2023. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Program does not obligate us to repurchase any specific number of the Class A Ordinary Shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. On October 19, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, our board of directors authorized the repurchase of up to US$2,000,000 of the Class A ordinary shares of the Company, effective until April 17, 2024. Pursuant to the Repurchase Program, as of the date of this annual report, we have repurchased 606,756 Class A Ordinary Shares for approximately US$2.6 million.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See the section entitled “Item 3. Key Information-D. Risk Factors-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct a substantial portion of our operations and a majority of our directors and executive officers reside outside of the United States.”

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See the section entitled “Item 3. Key Information-D. Risk Factors-As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Class A Ordinary Shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk management and strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Managing Material Risks & Integrated Overall Risk Management

We have strategically integrated cybersecurity incident management team (the “CSI management team”) into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes at every level. Our CSI management team works closely with our information security (“IS”) department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Oversee Third-party Risk

Because we are aware of the risks associated with third-party service providers, we implement stringent processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards, including risk assessment for each service provider and strict control of privileged access granted to service providers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third-parties.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing.

Governance

The Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats. The Board has established robust oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

Board of Directors Oversight

The Audit Committee is central to the Board’s oversight of cybersecurity risks and bears the primary responsibility for this domain. The Audit Committee is composed of board members with diverse expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Management’s Role Managing Risk

The CSI management team play a pivotal role in informing the Audit Committee on cybersecurity risks. In consultation with our legal department and our senior management, they determine whether notification of a cybersecurity incident to the Audit Committee is necessary or advisable. Upon determining that such notification should occur, they provide prompt notification to the Audit Committee.

The Audit Committee actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives. The Audit Committee conducts an annual review of our cybersecurity posture and the effectiveness of its risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our IS Emergency Contact. With almost 10 years of experience in cybersecurity, our IS Emergency Contact has extensive cybersecurity expertise and in-depth knowledge and experience instrumental in developing and executing our cybersecurity strategies.

Monitor Cybersecurity Incidents

The lead of our IS department (the “IS lead”) is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The IS lead implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the IS lead is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to Board of Directors

The IS lead, in his capacity, regularly informs the Chief Executive Officer, Chief Business Officer and Chief Financial Officer of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing the Company. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the Board of Directors, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the section entitled “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

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

4.27	2023 Performance Share Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 6-K (File No. 001-41687), filed with the SEC on June 20, 2023).
4.28#
Ordinary Share Purchase Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-41687), filed with the SEC on August 9, 2023).

4.29
Registration Rights Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-41687), filed with the SEC on August 9, 2023).

4.30#	Land Lease Agreement, by and between Bitdeer Gedu and DHI (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 6-K (File No. 001-41687), filed with the SEC on August 22, 2023).
4.31#	Contract of Sale by and between White Tail Creek and B&D (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 6-K (File No. 001-41687), filed with the SEC on August 22, 2023).
4.32#	Master Agreement between Bitdeer and NVIDIA (incorporated herein by reference to Exhibit 99.2 to the Company’s Form 6-K (File No. 001-41687), filed with the SEC on October 19, 2023).
8.1
List of significant subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

11.1
Code of Business Conduct and Ethics of the Company (incorporated herein by reference to Exhibit 99.1 to Post-Effective Amendment No.1 to the Registration Statement on Form F-1 (File No. 333-273905), field with the SEC on October 10, 2023).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER	DESCRIPTION
13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Malone Bailey
97.1*	Executive Compensation Clawback Policy

EXHIBIT NUMBER	DESCRIPTION
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bitdeer Technologies Group

March 28, 2024	By:	/s/ Jihan Wu
		Name:	Jihan Wu
		Title:	Director and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bitdeer Technologies Group

Opinion on the Financial Statements

 We have audited the accompanying consolidated statements of financial position of Bitdeer Technologies Group and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Houston, Texas
March 28, 2024

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	6	144,729	231,362
Cryptocurrencies	7	15,371	2,175
Trade receivables		17,277	18,304
Amounts due from a related party	20	187	397
Prepayments and other assets	8	97,433	59,576
Financial assets at fair value through profit or loss	9	37,775	60,959
Restricted cash	6	9,538	11,494
Mining machines	10	63,477	27,703
Right-of-use assets	13	58,626	60,082
Property, plant and equipment	11	154,860	138,636
Investment properties	12	34,346	35,542
Intangible assets		4,777	322
Deferred tax assets	19	991	4,857
TOTAL ASSETS		639,387	651,409

LIABILITIES
Trade payables		32,484	15,768
Other payables and accruals	15	32,151	22,176
Amounts due to a related party	20	33	316
Income tax payables		3,367	657
Deferred revenue		144,337	182,297
Borrowings	14	22,618	29,805
Lease liabilities	13	70,211	70,425
Deferred tax liabilities	19	1,620	11,626
TOTAL LIABILITIES		306,821	333,070

NET ASSETS		332,566	318,339

EQUITY
Share capital(1)	18	*	*
Treasury shares	18	(2,604)	-
Retained earnings / (accumulated deficit)	18	(49,853)	6,803
Reserves(1)	18	385,023	311,536
TOTAL EQUITY		332,566	318,339

* Amount less than US$1,000
(1) After giving the effects of the reverse recapitalization completed in April 2023 as described in Note 1.

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
(Amounts in tables are stated in thousands of U.S. Dollar, except for per share data)

		Years ended December 31,
	Note	2023	2022	2021
Revenue	2(q)	368,554	333,342	394,661
Cost of revenue	16(a)	(290,745)	(250,090)	(153,255)
Gross profit		77,809	83,252	241,406
Selling expenses	16(a)	(8,246)	(11,683)	(8,448)
General and administrative expenses	16(a)	(66,454)	(93,453)	(89,735)
Research and development expenses	16(a)	(29,534)	(35,430)	(29,501)
Listing fee	1	(33,151)	-	-
Other operating income / (expenses)	16(b)	3,791	(3,628)	14,625
Other net gain	16(c)	3,538	357	2,483
Profit / (loss) from operations		(52,247)	(60,585)	130,830
Finance income / (expenses)	16(d)	1,276	(4,181)	59
Profit / (loss) before taxation		(50,971)	(64,766)	130,889
Income tax benefit / (expense)	19	(5,685)	4,400	(48,246)
Profit / (loss) for the year		(56,656)	(60,366)	82,643

Other comprehensive income / (loss)
Profit / (loss) for the year		(56,656)	(60,366)	82,643
Other comprehensive loss for the year
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements		(26)	(22)	(195)
Other comprehensive loss for the year, net of tax		(26)	(22)	(195)
Total comprehensive income / (loss) for the year		(56,682)	(60,388)	82,448

Earnings / (loss) per share(1)
Basic	21	(0.51)	(0.56)	0.76
Diluted	21	(0.51)	(0.56)	0.75

Weighted average number of shares outstanding (thousand shares)(1)
Basic	21	110,494	108,681	108,681
Diluted	21	110,494	108,681	111,243

(1) After giving the effects of the reverse recapitalization completed in April 2023 as described in Note 1.

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	Share Capital(1)	Treasury Shares	Retained Earnings / (Accumulated Deficit)	Exchange Reserve	Other Reserve(1)	Invested Capital	Total Equity
Balance at January 1, 2021		-	-	-	-	-	145,904	145,904
Profit for the year		-	-	67,169	-	-	15,474	82,643
Other comprehensive loss		-	-	-	(195)	-	-	(195)
Capital share allotment relating to the Reorganization	18	*	-	-	-	*	-	-
Share-based payments	17	-	-	-	-	88,355	-	88,355
Recognition of equity component of convertible debt	14	-		-	-	683	-	683
Deemed distribution to related parties		-	-	-	-	-	(29,311)	(29,311)
Reclassification of invested capital		-	-	-	-	132,067	(132,067)	-
Balance at December 31, 2021 and January 1, 2022		*	-	67,169	(195)	221,105	-	288,079
Loss for the year		-	-	(60,366)	-	-	-	(60,366)
Other comprehensive loss		-	-	-	(22)	-	-	(22)
Share-based payments	17	-	-	-	-	90,648	-	90,648
Balance at December 31, 2022 and January 1, 2023		*	-	6,803	(217)	311,753	-	318,339
Issuance of shares through Business Combination		*	-	-	-	18,096	-	18,096
Loss for the year		-	-	(56,656)	-	-	-	(56,656)
Other comprehensive loss		-	-	-	(26)	-	-	(26)
Share-based payments	17	-	-	-	-	45,488	-	45,488
Issuance of shares for exercise of share awards	17	*	-	-	-	412	-	412
Acquisition of treasury shares	18	*	(2,604)	-	-	-	-	(2,604)
Issuance of shares for cash, net of transaction costs	18	*	-	-	-	9,517	-	9,517
Balance at December 31, 2023		*	(2,604)	(49,853)	(243)	385,266	-	332,566

* Amount less than US$1,000
 (1) After giving the effects of the reverse recapitalization completed in April 2023 as described in Note 1.

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2023	2022	2021

Cash flows from operating activities
Profit / (loss) for the year	(56,656)	(60,366)	82,643
Adjustments for:
Revenues recognized on acceptance of cryptocurrencies	(342,250)	(304,962)	(333,668)
Depreciation and amortization	75,541	66,424	63,055
Listing fee	33,151	-	-
Share-based payment expenses	45,488	90,648	88,355
(Gain) / loss on disposal of property, plant and equipment and intangible assets	11	(662)	(56)
Changes in fair value of financial assets at fair value through profit or loss	(3,527)	841	-
Net gain on disposal of financial asset at fair value through profit or loss	-	(213)	-
Loss on disposal of mining machines	1,573	497	36
(Gain) / loss on disposal of cryptocurrencies	(2,061)	3,131	(18,725)
Change in fair value of cryptocurrency-settled receivables and payable	(3,305)	-	3,735
Impairment charges	2	-	2,567
Loss on foreign currency transactions	1,016	2,881	226
Gain on extinguishment of debt	-	-	(880)
Gain on modification of convertible debt	(481)	-	-
Gain on settlement of balance with Bitmain	-	-	(4,468)
Loss on disposal of subsidiaries	74	-	8
Interest income	(7,953)	(4,291)	(2,947)
Interest expense on bank loan	-	-	3
Interest accretion on lease liabilities	2,605	2,425	1,217
Interest expense on convertible debt	2,476	2,778	1,223
Gain on lease modification	-	-	(205)
Income tax (benefit) / expense	5,685	(4,400)	48,246

Changes in:
Restricted cash	1,956	(1,184)	(2,971)
Trade receivables	381	(5,350)	(13,258)
Prepayments and other assets	(49,236)	(21,913)	(4,070)
Mining machines held for sale	4	1,002	5,957
Amounts due from a related party	(111)	337	(413)
Trade payables	13,603	(6,018)	12,508
Deferred revenue	3,542	(9,159)	6,782
Amount due to a related party	(283)	297	19
Other payables and accruals	(5,113)	1,299	12,667
Cash used in operating activities:	(283,868)	(245,958)	(52,414)
Interest paid on leases	(2,605)	(2,425)	(1,217)
Interest paid on convertible debt	(2,181)	(2,433)	(1,080)
Interest received	7,572	2,791	2,202
Income taxes paid	(1,500)	(20,012)	(19)
Income taxes refunded	10,795	-	62
Net cash used in operating activities	(271,787)	(268,037)	(52,466)

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2023	2022	2021
Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(63,305)	(63,200)	(62,882)
Purchase of mining machines	(63,041)	-	(26,611)
Purchase of financial assets at fair value through profit or loss	(4,400)	(61,550)	-
Proceeds from disposal of financial assets at fair value through profit or loss	31,111	1,213	-
Purchase of cryptocurrencies	-	(285,990)	(60,045)
Loans to related parties	-	(322)	(32,166)
Repayments from related parties	322	1,087	21,698
Lending to a third party	(61)	(2,546)	-
Proceeds from disposal of property, plant and equipment and intangible assets	73	962	877
Proceeds from disposal of mining machines	27	-	-
Proceeds from disposal of cryptocurrencies	299,128	560,988	568,553
Disposal of subsidiaries, net of cash disposed of	-	9,881	(14,855)
Cash paid for asset acquisition, net of cash acquired	-	(26,730)	-
Net cash generated from investing activities	199,854	133,793	394,569

Cash flows from financing activities
Capital element of lease rentals paid	(5,191)	(3,884)	(4,181)
Deemed distribution to related parties	-	-	(10,943)
Repayments of borrowings from related parties	-	-	(29,302)
Proceeds from convertible debt	-	-	30,000
Payments of convertible debt redemption	(7,000)	-	-
Net payment related to Business Combination	(7,662)	-	-
Acquisition of treasury shares	(2,604)	-	-
Proceeds from issuance of shares for exercise of share awards	412	-	-
Proceeds from issuance of ordinary shares, net of transaction costs	9,494	-	-
Payment for the future issuance cost	(942)	-	-
Net cash used in financing activities	(13,493)	(3,884)	(14,426)

Net increase / (decrease) in cash and cash equivalents	(85,426)	(138,128)	327,677
Cash and cash equivalents at January 1	231,362	372,088	44,753
Effect of movements in exchange rates on cash and cash equivalents held	(1,207)	(2,598)	(342)
Cash and cash equivalents at December 31	144,729	231,362	372,088

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	ORGANIZATION

General information

Bitdeer Technologies Group (the “Company” or “BTG”) is a limited liability company incorporated in the Cayman Islands on December 8, 2021. The address of its registered office is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The Company was incorporated for the purpose of effectuating the Business Combination (as defined below). Prior to Business Combination, the Company owned no material assets and did not operate any business.

Bitdeer Technologies Holding Company (“Bitdeer”) is a limited liability company incorporated in the Cayman Islands on November 18, 2020. On April 13, 2023, Bitdeer completed the business combination with Blue Safari Group Acquisition Corp. (“BSGA”) via a multiple-merger structure (the “Business Combination”). Upon completion of the Business Combination, with Bitdeer being the surviving entity, both Bitdeer and its subsidiaries, and BSGA became wholly-owned subsidiaries of BTG, the ultimate holding company. See “Business Combination” for details.

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

•	Using the Group’s mining machines to provide computing power to mining pools in exchange for cryptocurrencies rewards (the “Self-mining business”); and

•	Providing dynamic hosting solutions in the Group’s mining datacenters (the “Hosting business”, together with Cloud Hash Rate business and self mining business, the “Bitdeer Business”).

Reorganization

Separation from Bitmain

 For the period from January 1, 2021 to January 26, 2021, the Bitdeer Business and the mining pool business, including the ownership of and registration right to the domain name btc.com (the “BTC.com Pool Business” or “BTC”), were operated through a number of entities controlled by BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”). Bitdeer was created to separate the Bitdeer Business and the BTC.com Pool Business following a corporate reorganization of Bitmain to effectuate the separation. The separation from Bitmain resulted in the transfer of certain assets, liabilities and contracts related to the Bitdeer Business and the BTC.com Pool Business at their historical book values from Bitmain to Bitdeer on January 26, 2021, when Bitmain distributed by way of dividend in kind the shares of Bitdeer to the then existing Bitmain shareholders and Bitdeer and its subsidiaries began to operate on a stand-alone basis.

Separation of the BTC.com Pool Business

 In February 2021, Bitdeer established Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”) to separate the BTC.com Pool Business following a corporate reorganization of Bitdeer to effectuate the separation. The separation was consummated on April 15, 2021, when Bitdeer distributed by way of dividend in kind the shares of Blockchain Alliance to the then existing shareholders of Bitdeer.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Business Combination

On December 15, 2021, Bitdeer entered into an Amended and Restated Agreement and Plan of Merger, which was subsequently amended on May 30, 2022, December 2, 2022 and March 7, 2023 (the “Merger Agreement”), pursuant to which BTG, Bitdeer and BSGA entered into a Business Combination transaction via a multiple-merger structure, where (i) Blue Safari Merge Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG merged with and into BSGA, with BSGA being the surviving entity, (ii) BSGA merges with and into Blue Safari Merge II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of BTG, with Blue Safari Merge II Limited being the surviving entity, and (iii) Bitdeer Merge Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a direct wholly-owned subsidiary of BTG, merged into and with Bitdeer, with Bitdeer being the surviving company and becoming a wholly-owned subsidiary of BTG.

On April 13, 2023, the Business Combination was completed in accordance with the Merger Agreement. Upon completion of the Business Combination, (i) each ordinary share of BSGA issued and outstanding were cancelled in exchange for one BTG Class A ordinary shares, of which 2,607,498 Class A ordinary shares were issued, (ii) each ordinary share and preferred share of Bitdeer issued and outstanding were cancelled in exchange for BTG Class A ordinary shares, and, in the case of the ordinary share and preferred share of Bitdeer held by Jihan Wu, founder of Bitdeer, or the entity controlled by him, namely Victory Courage Limited, BTG Class V ordinary shares, at an exchange ratio of approximately 0.00858, of which 60,281,185 BTG Class A ordinary shares and 48,399,922 Class V ordinary shares were issued, (iii) each share award to acquire ordinary shares of Bitdeer granted under Bitdeer’s 2021 Share Incentive Plan outstanding, whether vested or unvested, were assumed by BTG and converted into a share award representing the same rights to receive BTG Class A ordinary shares, except that the number of BTG Class A ordinary shares subject to such share awards shall equal to the product of (A) the number of Bitdeer ordinary shares that were subject to such Bitdeer share awards, multiplied by (B) an exchange ratio of approximately 0.00858.

The share capital, other reserve, weighted average number of shares outstanding and loss per share calculations have been retrospectively restated to the equivalent number of shares reflecting the exchange ratio as a result of the Business Combination.

The Business Combination is accounted for as a “reverse recapitalization” in accordance with IFRS as issued by IASB, as defined below. Under this method of accounting, Bitdeer has been identified as the acquirer and BSGA and BTG have been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, the Bitdeer’s shareholders have a majority of the voting power of the Company, Bitdeer comprises all of the ongoing operations of the combined company, Bitdeer comprises a majority of the governing body of the combined company, and Bitdeer’s senior management comprises all of the senior management of the combined company. As BSGA does not meet the definition of a business as defined in IFRS 3, “Business Combinations”, the transaction is outside the scope of IFRS 3 and is accounted for as an equity settled, share-based payment transaction in accordance with IFRS 2, “Share-based Payment”. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Bitdeer issuing ordinary shares at the fair value in order for the ownership interest in the combined entity to be the same as if the transaction had taken the legal form of Bitdeer acquiring 100% of BSGA and BTG, accompanied by a recapitalization. Any difference between the fair value of the ordinary shares deemed to have been issued by Bitdeer and the amount of pre-existing debtor relationship between Bitdeer and BSGA, and the fair value of BSGA’s and BTG’s net liabilities assumed represents a listing fee through profit or loss. No goodwill or other intangible assets was recorded. Operations prior to the Business Combination was those of Bitdeer.

As a result of this reverse recapitalization, a listing fee of US$33.2 million has been recorded to reflect the difference between the fair value of ordinary shares deemed to be issued to the shareholders of BSGA, the settlement of pre-existing debtor relationship with BSGA, and the fair value of net liabilities of BSGA and BTG assumed. Bitdeer’s transaction-related costs of US$8.0 million, such as commissions, professional fees and regulatory fees are directly attributable to this transaction were recorded in equity as a deduction of other reserve. Net payment related to Business Combination is US$7.7 million, which comprises of the transaction-related costs of US$8.0 million offset against with cash and cash equivalents of US$0.3 million acquired.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The details of the purchase price allocation of the identifiable assets acquired and liabilities assumed are as follows:

At April 13, 2023
In thousands of USD, except for the closing price of BSGA’s share and the number of ordinary shares information
Number of outstanding ordinary shares held by BSGA’s shareholders on acquisition date (thousand shares)	2,607
Closing price of BSGA’s ordinary shares on acquisition date (in USD)	10
Fair value of BSGA’s ordinary shares on acquisition date	26,075
Settlement of pre-existing debtor relationship with BSGA*	2,607
Total fair value of consideration transferred	28,682

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	317
Prepayments and other assets	48
Other payables and accruals	(4,834)
Total fair value of assets acquired and liabilities assumed	(4,469)

Excess of fair value of consideration transferred over fair value of assets acquired and liabilities assumed, recognized as listing fee	33,151

* Settlement of pre-existing debtor relationship with BSGA represents lending made to BSGA. See Note 8.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated historical financial statements comprise the following financial information:

•	the combined results of operations of the Bitdeer Business during the period from January 1, 2021 to April 15, 2021 (the “Carve-out Period”), which have been prepared on a carve-out basis; and

•
the consolidated financial position of the Group as of December 31, 2023 and 2022 and the consolidated results of operations of the Group for the years ended December 31, 2023, 2022 and for the period from April 16, 2021 to December 31, 2021, which have been prepared on a consolidated basis (together, the “consolidated financial statements”).

Preparing combined historical financial information of Bitdeer Business on a carve-out basis

Pursuant to the Reorganization discussed in Note 1, the Group prepared the combined historical financial information to capture the stand-alone Bitdeer Business, which has historically operated as part of Bitmain during the Carve-out Period. The Group also excluded the results of operations and cash flows of BTC.com Pool Business from its combined historical financial information as a result of the Reorganization. The combined historical financial information has not historically been prepared for the Bitdeer business.

In preparing the combined historical financial information, certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term “combined historical financial information” is used when referring to financial information prepared by aggregating financial statements of separate entities or components of groups that fail to meet the definition of a “group” under IFRS 10 Consolidated financial statements. A key assumption underlying the preparation of combined historical financial information is that there is a binding element for the economic activities throughout the period presented. The combined historical financial information of the Group has been prepared by aggregating the financial information of the Bitdeer Business that was bound together by common control but was not a legal group. Intra-group transactions and unrealized gains or losses have been eliminated in the preparation of the combined historical financial information.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The results of operation, changes in cash flow and equity of the Bitdeer Business during the Carve-out Period, included in the consolidated financial statements of the Group, are derived from the historical accounting records of Bitmain on the following basis:

(i)
The combined results of operation of the Bitdeer Business include all revenues and costs directly attributable to the Bitdeer Business. These include certain common operating and administrative expenses incurred by the Bitdeer Business in conjunction with other business operations of Bitmain and BTC, including financial, human resources, office administration and other support functions. These costs have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on usage, headcount, or other reasonable methods of allocation. Income tax expense was estimated based on the statutory tax rate, adjusted as appropriate for the effects of known non-taxable and non-deductible items reported in the consolidated statements of operations and comprehensive income / (loss) as described above. However, the combined results of operations of the Bitdeer Business may not reflect the actual costs that would have been incurred and may not be indicative of the Bitdeer Business’s combined results of operations and cash flows had it been operating on a separate, stand-alone basis during the period presented.

(ii)
The Bitdeer Business did not comprise a separate legal entity or group of entities during the  Carve-out Period. Therefore, it is not meaningful to present share capital or an analysis of reserves. Changes in net assets attributed to the Group are presented separately in the consolidated statement of changes in equity through the line item “deemed contribution from / (distribution to) related parties”. Equity transactions reflecting the internal financing between Bitdeer Business, Bitmain and BTC are included in the financing activities, presented as deemed contribution from / (distribution to) related parties, in the consolidated statements of cash flows.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Trade receivables are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables are stated at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date, except for balances settled in cryptocurrencies, which are subsequently measured at fair value, see Note 2(h). See further discussion regarding expected credit loss in Note 2(u).

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
h.	Cryptocurrencies

Cryptocurrencies includes USD Coin (“USDC”) and cryptocurrencies other than USDC held in the Group’s cryptocurrency wallets.

USDC

USDC is accounted for as a financial instrument as one USDC can be redeemed for one U.S. dollar on demand from the issuer. USDC, classified as a debt investment, is measured at fair value through profit or loss.

Cryptocurrencies other than USDC

Cryptocurrencies other than USDC are, by their nature, identifiable non-monetary assets that lack physical substance. Future economic benefits attributable to these cryptocurrencies are expected to flow to the Group because these cryptocurrencies can be exchanged for fiat currencies. Furthermore, the cost of the Group’s cryptocurrencies other than USDC can be measured using the quoted price of such cryptocurrencies at the time the fair value is being measured, which the Group considers to be predominantly a Level 1 fair value input under IFRS 13 Fair Value Measurement fair value hierarchy.

The Group accounts for the cryptocurrencies other than USDC as intangible assets with indefinite useful lives in its consolidated statements of financial position because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows.

The Group further adopts the cost model to account for cryptocurrencies other than USDC and reviews their useful life and impairment at each reporting date in accordance with IAS 38 Intangible Assets. The Group accounts for cryptocurrencies other than USDC at cost. If circumstances indicate that the carrying amount of cryptocurrencies other than USDC may not be recoverable, the assets may be considered impaired, and an impairment loss may be recognized in accordance with the accounting policy for impairment of cryptocurrencies other than USDC as described in Note 2(u).

Gains or losses arising from the disposal of cryptocurrencies other than USDC are determined as the difference between the net disposal proceeds and the carrying amount of the assets. The Group recognizes realized gains or losses on the date of the disposal using the first-in-first-out method of accounting.

Receivables and payables settled in cryptocurrencies

Receivables and payables settled in cryptocurrencies are measured at the fair value of the underlying cryptocurrencies based on their respective quoted prices initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). Receivable settled in cryptocurrencies is further adjusted for expected credit losses. See further discussion regarding expected credit loss from receivables settled in cryptocurrencies in Note 2(u).

Cryptocurrency lending arrangements

The Group enters into arrangements with counterparties to lend cryptocurrencies on an unsecured basis. No collateral is held for the cryptocurrencies lent. Upon lending, the Group derecognizes the cryptocurrencies lent and concurrently recognizes receivables settled in cryptocurrencies which are measured at the fair value of the cryptocurrencies lent based on their respective quoted prices initially and subsequently on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies lent, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). See further discussion regarding credit losses from receivables settled in cryptocurrencies in Note 2(u). Also refer to Note 20 for more information.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cryptocurrency-denoted wealth management products

The Group historically purchased two types of wealth management products:

Wealth management product type A

The Group enters into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent units of interest in the underlying cryptocurrency trading account and the value of the units is based on the performance of the trading account managed by the Matrixport Group. The Group derecognizes the cryptocurrencies paid and concurrently recognizes a cryptocurrency receivable which gives rise to a variable return linked to the performance of the underlying trading account. The receivable contains an embedded derivative which is accounted for separately as an asset or liability based on the change in the fair value of the trading account. The cryptocurrency receivable is measured at the fair value of the cryptocurrencies invested based on their respective quoted prices on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies invested, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss).

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

See further discussion regarding credit losses from receivables settled in cryptocurrencies in Note 2(u). Also refer to Note 20 for more information.

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

Other assets primarily consist of deposits paid to various service providers, such as lessors and electricity vendors.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

•	Software	3 -10 years
•	Patents, trademarks and other rights	3 -5 years

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

Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

•	Buildings	15 – 20 years
•	Land	Unlimited
•	Machinery	3 – 15 years
•	Electronic equipment	3 – 10 years
•	Leasehold improvements and property improvements	3 – 15 years

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Depreciation begins when the investment property is available for use and is calculated using a straight-line method to allocate the depreciable amounts over the estimated useful lives as follows:

•	Buildings	15 years
•	Leasehold land	15 years
•	Machinery, fixtures as part of the buildings	3 – 10 years

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

Mining machines refer to the electronic equipment designed for the sole purpose of completing complex mathematical functions to verify transactions on the blockchain. Mining machines are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is recorded on a straight-line basis over the estimated useful lives. The Group estimates the useful lives primarily based on the historical measures of (i) the period when each mining machine is able to deliver expected performance and (ii) the frequency of technological advancement, which leads to a new generation of mining machines. The Group also estimates the residual value of the mining machines at the expected time of disposal, taking into consideration factors such as make and model. The depreciation method, useful life and residual value of the mining machines are reviewed at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining machines. The Group estimated the useful lives of the mining machines to be one to five years.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Provisions for the costs to restore leased assets to their original condition, as required by the terms and conditions of the lease, are recognized and included in the related right-of-use asset when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the Group’s best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
o.	Trade payables and other payables and accruals

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Other payables and accruals primarily represent obligations to pay staff costs, surtaxes and value-added tax, and other operating service providers.

Trade payables and other payables and accruals are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for balances settled in cryptocurrencies, which are subsequently measured at fair value. See Note 2(h).

p.	Share-based payments

Employees (including senior executives and members of the board of directors) and certain service providers of the Group receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the equity-settled transactions (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity-settled transactions that will ultimately vest which includes assumptions on the number of equity-settled transactions to be forfeited due to the grantees’ failing to fulfill the service condition, and forfeitures following the non-completion of performance conditions.

When a modification to the equity-settled instruments occurs, the Group measures the incremental fair value to the equity-settled instruments resulting from the modification as the difference between the fair value of the modified equity-settled instrument and that of the original instrument on the modification date. If a modification increases the fair value of the equity-settled instruments, the incremental fair value is recognized as an expense in addition to any amount in respect of the original instrument, and the original amount is recognized over the remainder of the original vesting period. The Group does not recognize the effect of modification which reduces the fair value of the equity-settled instrument.

q.	Revenue recognition

The Group’s revenues are derived principally from the cloud hash rate arrangements, the self-mining arrangements, the cloud hosting arrangements, the sales of mining machines, the general hosting arrangements and the membership hosting arrangements.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Self-mining

The Group enters into contracts with mining pool operators to provide computing power generated from the Group’s own mining machines to the mining pools. The contracts with mining pool operators are terminable at any time by either party. In exchange for providing computing power to the mining pool, the Group is entitled to cryptocurrency rewards from the mining pool operators, which is a variable consideration calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the arrangement. The Group can reasonably estimate the amount of mining rewards by the end of a given day based on the actual amount of computing power provided to the mining pool operators. By then, the Group considers it is highly probable that a significant reversal in the amount of revenues will not occur and includes such variable consideration in the transaction price. Providing computing power is an output of the Group’s ordinary activities and the only performance obligation in the Group’s contracts with mining pool operators. The Group recognizes the revenue when the variable consideration is reasonably estimable and the performance obligation of providing computing power has been satisfied. Although the cryptocurrency rewards the mining pool operators receive from the blockchain networks include both the block rewards and the transaction verification fees, the transaction price the Group receives is an aggregate amount and primarily includes the block rewards. As a result, the Group does not present disaggregated revenue information on block rewards and transaction verification fees.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Sale of Mining Machines

The Group recognizes revenue from sales of mining machines to customers at the point in time when control of the mining machines is transferred to the customer, which generally occurs upon shipment of the mining machines as defined in the revenue contract. Sale of mining machine is the sole performance obligation in this type of arrangement.The Group accepts both cryptocurrency and fiat currency as payments for sales of mining machines.

General Hosting

The Group provides general hosting services, which is a combined service package including custody of the customers’ mining machines, electricity and network maintenance and other services, that enable customers to run blockchain computing operations. The customer is only able to benefit from the hosting service as a package and the Group has a single performance obligation. The hosting service fee is charged to the customer based on the customer’s consumption of resources, such as the amount of electricity used in a period. In the arrangement with certain customers, the Group is also entitled to additional variable consideration based on the customer’s mining yield during a period. Revenue from the general hosting service is recognized across each service cycle. The Group accepts both cryptocurrency and fiat currency as payments for the hosting services.

Membership Hosting

The Group offers its large-scale miner customers membership hosting services by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.

Pursuant to the membership program agreement, a customer subscribing the program is entitled to the program benefit of receiving maintenance services within a predetermined capacity measured by energy consumption (i.e., Kilowatts, or KW) (the “hosting capacity”). The Group provides such designated capacity in a leased mining farm and the program subscription period ends when the Group no longer operates the mining farm. In addition, the Group also agrees to provide other program benefits to the customer when such benefits are readily available to the customer during the program term, including, among other things, (i) early, priority and exclusive access to the newly available hosting capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for the Group’s services, such as mining machine management services, than the prevailing price in the local market. The Group charges an upfront fee for the program benefits subscribed.

Pursuant to the management services agreement, the Group provides management services for the customer’s mining machines up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, the Group promises to deliver a package of services to provide an infrastructure for the mining machines, such as a premise for the custody of mining machines, and network and utility to support the operation of the mining machines. Unlike the general hosting service where the Group includes in its service package to host or operate the customer’s mining machines under the customer’s instructions so that the mining machines keep running and remain connected to the customer designated mining pools (the “mining machine operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining machine operation service or choose to operate the mining machines using the customer’s own personnel. The Group charges additional fee, at its stand-alone selling price, for the subscription of the Group’s mining machine operation service. The management services fee and the mining machine operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Details of revenues for each category are as follows:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Self-mining	111,683	62,359	191,693
Cloud hash rate
Hash rate subscription	40,290	77,862	53,952
Electricity subscription	27,419	39,525	35,113
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	172	3,954	35,140
Sales of mining machines	2	705	45,693
Cloud hosting arrangements (2)	3,248	12,723	7,568
General hosting	97,321	99,251	18,312
Membership hosting	79,906	26,056	-
Others (1)	8,513	10,907	7,190
Total revenues	368,554	333,342	394,661

(1)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, the sale of mining machine peripherals and the sale of containerized solution product.

(2)	The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the years ended December 31, 2023, 2022 and 2021.

Revenue concentration for the years ended December 31, 2023, 2022 and 2021 is as below:

	Years ended December 31,
	2023	2022	2021
BTC	*	14.94%	44.68%
Customer A	19.05%	20.07%	*

* Less than 10%

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contract assets and liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of December 31, 2023 and 2022, the Group did not have any contract assets.

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of December 31, 2023 and 2022, the Group had contract liabilities, presented as deferred revenue on the consolidated statements of financial position, of approximately US$144.3 million and US$182.3 million. Approximately US$54.2 million, US$102.3 million and US$11.1 million, included in the deferred revenue balance at January 1, 2023, 2022 and 2021, respectively, was recognized as revenue during the years ended December 31, 2023, 2022 and 2021.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

A substantial modification of the terms of an existing financial liability or a part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, calculated using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification does not result in extinguishment, the modification gain or loss, measured to be the difference between the original gross carrying value of the financial liability and that calculated using the new contractual cash flows using the original effective interest rate is recognized immediately in profit or loss.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Interest related to the financial liability is recognized in profit or loss. Upon conversion, the financial liability is reclassified to equity and no gain or loss will be recognized.

u.	Credit losses and impairment of assets

(i) Credit losses from financial instruments at amortized cost

The Group recognizes a loss allowance for expected credit losses (“ECL”) on financial assets, such as cash and cash equivalents, restricted cash and trade receivables, which are measured at amortized cost;

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

(ii) Credit losses from receivables settled in cryptocurrencies

The Group recognizes an allowance for receivables settled in cryptocurrencies using the general expected credit losses model in manner a similar to the model and consideration used for assessing credit losses from financial instruments discussed above. Under this model, the Group calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of cryptocurrency due to the Group in accordance with the contract and the quantity of cryptocurrency that the Group expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

The Group considers both internal and external, and quantitative and qualitative factors when estimating ECL for receivables settled in cryptocurrencies such as the creditworthiness of the counterparty, the result of the historical transactions with the counterparty, the business practice of the counterparty, regulatory development relating to the industry, liquidity of the underlying cryptocurrency, and the trend of the general economy.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group recognizes an impairment gain or loss for expected credit losses from receivables settled in cryptocurrencies with a corresponding adjustment to their carrying amount through a loss allowance account. Subsequent recoveries of receivables settled in cryptocurrencies previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

No allowance, write-offs or recoveries were recognized against the receivables settled in cryptocurrencies for the years ended December 31, 2023, 2022 and 2021.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Disaggregated revenue data by geographical region in terms of the customer’s location within the operating segment is as follows:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Singapore	25,007	27,591	79,537
Asia, excluding Singapore	95,832	136,901	211,805
North America	239,064	141,174	75,559
Europe	6,346	19,075	15,487
Others	2,305	8,601	12,273
Total	368,554	333,342	394,661

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Selected assets of mining machines, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:

	At December 31,
In thousands of USD	2023	2022
Singapore	54,442	46,306
Asia, excluding Singapore	63,180	-
North America	148,021	170,439
Europe	50,443	45,540
Total	316,086	262,285

x.	Earnings per share

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

z.	Initial application of new or amended standards during the reporting periods

As from January 1, 2023, the Group adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
IFRS 17, Insurance Contracts and Amendments to Address Concerns and Implementation Challenges	January 1, 2023	January 1, 2023
Amendments to IFRS 4, Expiry Date of the Deferral Approach	January 1, 2023	January 1, 2023
Amendments to IAS 1, Making Materiality Judgement	January 1, 2023	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023	January 1, 2023
Initial Application of IFRS 17 and IFRS 9—Comparative Information	January 1, 2023	January 1, 2023

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
aa.	New standards and interpretations not yet adopted

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2023 and which have not been adopted in these financial statements.

Standard/Interpretation	Application Date for the Group
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024
Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements	January 1, 2024
IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information	January 1, 2024
IFRS S2, Climate-related Disclosures	January 1, 2024
Amendments to IAS 21, Lack of Exchangeability	January 1, 2025

The Group is in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far, the Group has concluded that the adoption of these standards and interpretations is unlikely to have a significant impact on the Group’s financial position but will have disclosure impacts.

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

Revenue from the self-mining business

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the revenue from the self-mining business. The Group’s management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue from the self-mining business. Management has examined various factors surrounding the substance of the Group’s operations, such as the reliability of the measurement of the cryptocurrencies received.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Share-based payments

The determination of the fair value of the Group’s ordinary shares and the share awards involves significant judgment and estimates. The Group determined the fair value of the share awards using the Binomial option valuation model. Estimates such as stock price, volatility of the Group’s ordinary shares, risk-free interest rate, exercise multiple and the expected dividend yield were used in the valuation model.

During the period from January 1, 2023 to April 13, 2023 and the years ended December 31, 2022 and 2021, the Group determined the fair value of the Group’s ordinary shares, or the stock price, used in the determination of the fair value of the share awards, using the discounted cash flow model. Estimates such as the Group’s stage of development, financial condition and operating results, general market conditions and the discount for lack of marketability of the Group’s ordinary shares were used in the valuation model.

After April 13, 2023, the Group determined the fair value of the Group’s ordinary shares, or the stock price, used in the determination of the fair value of the share awards, using the market approach based on the closing price of the Group on the grant date.

The fair value of the Group’s ordinary shares and the share awards were determined by the Group with the assistance of an independent third-party valuation firm.

Fair value of financial asset at fair value through profit or loss

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

Assessment of the asset acquisition

The acquisition of Asia Freeport Holdings Pte., Ltd. was assessed as an asset acquisition by applying the optional concentration test described in Note 2(y). Management applied judgment in identifying the assets acquired, their relative fair value, and if the “substantially all” criterion has been met, based on the previous elements.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial risk factors

The Group is exposed to various market risks including cryptocurrency risk, interest rate risk, investment risk and foreign currency risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Group has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

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

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in the Group’s operation are currently primarily based on Bitcoin and USDT. The Group currently does not use any derivative contracts to hedge its exposure to cryptocurrency risk, but management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. The Group limits its exposure to the cryptocurrency risk by including in its operation strategy to dispose of the cryptocurrencies for fiat currency shortly after they are earned unless the cryptocurrencies need to be retained for daily operation.

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

The Group is exposed to foreign currency risk as it conducts transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of the Group’s financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that the Group is not able to accurately forecast. Management is closely monitoring the Group’s exposure to currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk during the years ended December 31, 2023, 2022 and 2021.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
b.	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises mainly from cash deposited in the banks and cryptocurrencies held in custody, trade receivables, cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases.

Cash deposited in the banks

To manage risk arising from cash, cash equivalents and restricted cash, the Group only transacts with reputable financial institutions. There has been no recent history of default in relation to these financial institutions.

Cryptocurrencies held in custody

For the years ended December 31, 2023, 2022 and 2021, substantially all of the Group’s cryptocurrencies are stored in wallets held in the custody of Matrix Finance and Technologies Holding Company (“Matrixport Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, the Group evaluates the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. The Group has further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody and adopted the operating strategy of disposing of the cryptocurrency for fiat currency shortly after they are earned. The Group expects that there is no significant credit risk from non-performance by Matrixport Group.

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

Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, the Group also considers the factors that may influence the credit risk of the customer base, including the customers’ financial condition.
The Group has a receivables management process that facilitates initial and ongoing analysis of customer creditworthiness individually. This analysis comprises payment frequency and timeliness, payment method and payment amount. For customers with relatively short history, the Group limits its exposure to credit risk by collecting deposits from these customers, which will be used to offset against outstanding trade receivables in case of default.
Cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases
The Group also has credit exposure to cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases. The Group assesses such credit risk both at contract inception and each quarter or in shorter interval by considering the past collection experience and any indications that the corresponding amount may not be fully collected. To manage such exposure, the Group continuously monitors the relevant factors, such as the liquidity of the underlying cryptocurrencies, negative report related to the counterparty, and deals only with creditworthy counterparties and includes in its operation strategy that the lending needs to be collected, and the wealth management products need to be redeemed within the same fiscal quarter. The Group historically only conducts such transactions with the Matrixport Group and the Group did not conduct such transaction in the year ended December 31, 2023. The Group had never experienced credit losses and has no existing exposures to such credit risk as of each end date of the consolidated statement of financial position. Consequently, credit exposure to these transactions is not considered material.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	At December 31, 2023
In thousands of USD	Within 1 year or on- demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	32,484	-	-	-	32,484	32,484
Other payables and accruals	32,151	-	-	-	32,151	32,151
Amount due to a related party	33	-	-	-	33	33
Borrowings	-	23,000	-	-	23,000	22,618
Lease liabilities	7,835	7,787	22,217	48,862	86,701	70,211
	72,503	30,787	22,217	48,862	174,369	157,497

	At December 31, 2022
In thousands of USD	Within 1 year or on- demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	15,768	-	-	-	15,768	15,768
Other payables and accruals	22,176	-	-	-	22,176	22,176
Amount due to a related party	316	-	-	-	316	316
Borrowings	29,805	-	-	-	29,805	29,805
Lease liabilities	7,471	6,967	20,290	53,347	88,075	70,425
	75,536	6,967	20,290	53,347	156,140	138,490

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

As of December 31, 2023 and 2022, except for the investments in financial assets at fair value through profit or loss, cryptocurrency-settled receivables and payables, and USDC, substantially all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
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

For the years ended December 31, 2022 and 2021, the fair value of the cryptocurrencies lent or invested is measured on a recurring basis at quoted price at the time the fair value of the underlying cryptocurrencies is being measured, which the Group considers to be a Level 1 fair value input. The fair value of the embedded derivative relating to the wealth management product is measured on a recurring basis by taking the net asset value provided by the counterparty, which the Group considers to be a Level 2 fair value input. The Group did not enter into such transactions in the year ended December 31, 2023.

The Group’s finance department performs valuations of financial instruments. The finance department reports directly to the chief financial officer and discusses valuation processes and results with the chief financial officer in order to comply with the Group’s accounting and reporting requirements.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments. Certain information used in the valuation procedures is obtained through the assistance of independent third-party valuation firm.

The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:

In thousands of USD	Valuation technique(s) and key input	December 31, 2023	Level 1	Level 2	Level 3
USDC	Quoted price	35	35	-	-
Investment A, B, D and E in unlisted equity instrument	Net asset value	23,375	-	-	23,375
Investment F in unlisted equity instrument	Recent transaction price	400	-	-	400
Investment C in unlisted equity instrument	Market calibration method	10,000	-	-	10,000
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Recent transaction price	3,000	-	-	3,000

In thousands of USD	Valuation technique(s) and key input	December 31, 2022	Level 1	Level 2	Level 3
USDC	Quoted price	89	89	-	-
Investment A, B and D in unlisted equity instrument	Net asset value	18,348	-	-	18,348
Investment C and E in unlisted equity instrument	Recent transaction price	11,500	-	-	11,500
Investment G in unlisted debt instrument	Net asset value	31,111	-	-	31,111

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021, there was no transfer between levels. Transfers between levels of the fair value hierarchy, if any, are deemed to occur at the end of each reporting period.

	Years ended December 31,
In thousands of USD	2023	2022	2021
Unlisted equity instruments and debt instruments at fair value through profit or loss measured using significant unobservable inputs:
At January 1,	60,959	1,250	-
Additions	4,400	61,550	1,250
Disposals	(31,111)	(1,213)	-
Net gain on disposal of financial assets at fair value through profit or loss	-	213	-
Net fair value changes recognized in profit or loss	3,527	(841)	-
At December 31,	37,775	60,959	1,250

5.	ASSET ACQUISTION

On June 17, 2022, the Group entered into a sale and purchase agreement with Worldwide VGS B.V. and Yves Charles Edgar Bouvier, the ultimate beneficial owner of Worldwide VGS B.V., pursuant to which the Group agreed to purchase the 100% equity interest of Asia Freeport Holdings Pte., Ltd. and its subsidiaries (collectively, “AFH”), which was previously controlled by Worldwide VGS B.V., and the sculpture “Cage Sans Frontieres” created by Ron Arad, which was previously owned by Yves Charles Edgar Bouvier. The acquisition was closed on July 1, 2022.

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

Details of the net identifiable assets acquired, and purchase consideration are as follows:

Net identifiable assets	At July 1,
In thousands of USD	2022
Investment properties	34,986
Other assets	529
Other liabilities	8,727
Net identifiable assets	26,788

Purchase consideration	At July 1,
In thousands of USD	2022
Cash consideration paid	5,187
Liabilities settled	21,107
Transaction costs	494
Total consideration	26,788

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:

	At December 31,
In thousands of USD	2023	2022
US dollar	137,917	211,253
Singapore dollar	2,991	2,234
Chinese renminbi	585	2,484
Norwegian krone	2,487	12,589
Euro	701	2,791
Hongkong dollar	7	11
Bhutan ngultrum	41	-
Total cash and cash equivalents by currency	144,729	231,362

Restricted cash	9,538	11,494
Total restricted cash	9,538	11,494

As of December 31, 2023 and 2022, the Group owned short-term deposits, which were classified as cash equivalents, in an amount of approximately US$12 million with maturities in January 2024 and US$37 million with maturities ranging from January to February 2023, and interest ranging from 2.40% to 4.80% and 0.6% to 4.2%, respectively.

The Group’s restricted cash primarily relates to the application of standby letters of credit. The Group has applied a total of three standby letters of credits (“SLCs”) from the Signature Bank and CTBC Bank associated with property leased and electricity service subscribed. In April 2023, the SLC from the Signature Bank was cancelled and replaced by the deposit to the property lease holder. The SLCs provide the beneficiaries, which are the service providers, the ability to draw from the banks for a designated maximum aggregate amount (the “Draw Amount”). The details of SLCs are as follows:

	At December 31,
	2023	2022
Draw Amount (In thousands of USD)	9,538	11,477
Range of expiration dates	July 2024 to August 2024	July 2023 to June 2025

The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries, as a result of the amendments to the associated service agreements. In connection with the issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of December 31, 2023 and 2022, none was utilized by the beneficiaries from the standby letters of credits.

7.	CRYPTOCURRENCIES

As of December 31, 2023 and 2022, the Group’s cryptocurrencies consist of the following:

	At December 31,
In thousands of USD	2023	2022
Cryptocurrencies other than USDC	15,336	2,086
USDC	35	89
Total cryptocurrencies	15,371	2,175

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The details of cryptocurrencies are as follows:
	At December 31,
In thousands of USD	2023	2022	2021
Cost:
Beginning balances	2,179	6,697	9,656
Additions	310,265	865,333	655,028
Cryptocurrencies paid on behalf of related parties (1)	-	-	(24,852)
Disposals	(297,067)	(569,854)	(562,894)
Loan to a third party(2)	-	-	(10,222)
Purchase of cryptocurrency-denoted wealth management product from a related party(4)	-	(149,972)	(30,004)
Loan to a related party(3)	-	(150,025)	(30,015)
Ending balances	15,377	2,179	6,697
Impairment:
Beginning balances	(4)	(510)	(74)
Additions	(2)	-	(436)
Disposals	-	506	-
Ending balances	(6)	(4)	(510)
Net book value:
Beginning balances	2,175	6,187	9,582
Ending balances	15,371	2,175	6,187

The supplemental information of cryptocurrencies other than USDC is as follows:

	At December 31,
In thousands of USD	2023	2022	2021
Cost:
Beginning balances	2,090	6,598	9,601
Additions	302,621	586,117	575,730
Cryptocurrencies other than USDC paid on behalf of related parties (1)	-	-	(24,852)
Disposals	(289,369)	(425,649)	(513,655)
Loan to a third party (2)	-	-	(10,222)
Purchase of cryptocurrency-denoted wealth management product from a related party(4)	-	(149,972)	(30,004)
Loan to a related party (3)	-	(15,004)	-
Ending balances	15,342	2,090	6,598
Impairment:
Beginning balances	(4)	(510)	(74)
Additions	(2)	-	(436)
Disposals	-	506	-
Ending balances	(6)	(4)	(510)
Net book value:
Beginning balances	2,086	6,088	9,527
Ending balances	15,336	2,086	6,088

(1)
Cryptocurrencies or cryptocurrencies other than USDC paid on behalf of related parties represent the net effect of cryptocurrencies or cryptocurrencies other than USDC transferred through the wallets held by the Group relating to transactions arising from Bitmain and BTC’s businesses during the Carve-out Period.

(2)
Represent an unsecured, interest-free cryptocurrency loan the Group made to a third party. The lending was collected in full as of December 31, 2021. The Group recorded approximately US$3,735,000 loss on change in fair value of cryptocurrency-settled receivable for the year ended December 31, 2021.

(3)
Represent cryptocurrency loans made to the Matrixport Group, a related party. All loans were fully collected as of December 31, 2022 and 2021 and the collections are included in the additions of cryptocurrencies above. Also see Note 20.

(4)
Represent cryptocurrency-denoted wealth management products purchased from the Matrixport Group, a related party. All such wealth management products were fully redeemed as of December 31, 2022 and 2021, respectively, and the redemptions are included in the additions of cryptocurrencies above during the respective periods. Also see Note 20.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The management’s estimates of impairment provision of cryptocurrencies other than USDC are made based on the current market prices of cryptocurrencies as of each balance sheet date. Fluctuations in the market price of cryptocurrencies after the balance sheet date is not considered in determining the provision for impairment of cryptocurrencies other than USDC.

8.	PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

	At December 31,
In thousands of USD	2023	2022
Prepayments to suppliers	35,219	9,664
Deposits (1)	54,304	26,577
Deductible input value-added tax	3,425	757
Prepayments of income tax	15	18,459
Receivable from a third party (2)	-	2,546
Others	4,470	1,573
Total	97,433	59,576

(1)
The Group pays deposits to certain electricity service providers. In order to minimize the deposit paid to the electricity supplier, in April 2023, Bitdeer Inc., a subsidiary of the Group, has entered into a guaranty agreement with one of the electricity suppliers to act as a guarantor to provide the assurance for the payment obligation of another subsidiary of the Group in connection with electricity service subscribed. The total liability of the guarantor is limited to the lesser of the guaranteed obligations under all agreements or US$13 million in each case.

(2)
Represent balance due from Blue Safari Acquisition Corp. (“BSGA”), a special purpose acquisition company who has signed a merger agreement with the Group. Associated with the anticipated merger, the Group agreed to lend BSGA an aggregate principal amount of US$1.99 million in two tranches and additional US$2.58 million in four tranches to fund any and all amounts required to extend the period of time BSGA has to complete the merger for up to two times for an additional three-month period each time. The lending bears no interest and is repayable only at the closing of the merger by BSGA. The merger was closed in April 2023 and the receivable was settled upon the completion of the merger. See Note 1.

During the years ended December 31, 2023, 2022 and 2021, the Group did not recognize any allowance for expected credit losses or impairment for prepayments and other assets.

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of financial asset at fair value through profit or loss is as follows:

	At December 31,
In thousands of USD	2023	2022
Investments in unlisted equity instruments
- Investment A	1,000	1,000
- Investment B	1,000	1,000
- Investment C	10,000	10,000
- Investment D – investment in a limited partnership set up by Matrixport Group (1)	19,875	16,348
- Investment E	1,500	1,500
- Investment F	400	-
Investments in unlisted debt instruments
- Investment G	1,000	31,111
- Investment H	3,000	-
Total	37,775	60,959

(1)	See Note 20.

The above investments in unlisted debt and equity instruments at December 31, 2023 and 2022 were investments in funds and privately-held enterprises. These financial assets at fair value through profit or loss are measured at fair value using Levels 3 inputs. Refer to Note 4 for more information. The Group does not have control or significant influence over the privately-held enterprises.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10.	MINING MACHINES

The details of mining machines are as follows:

In thousands of USD	Mining Machines
Cost:
At January 1, 2021	129,246
Additions	31,645
Disposals	(37,998)
Exchange adjustments	243
At December 31, 2021	123,136
Accumulated depreciation:
At January 1, 2021	(64,446)
Charge for the year	(43,857)
Disposals	32,005
Exchange adjustments	(263)
At December 31, 2021	(76,561)
Impairment:
At January 1, 2021	-
Additions(1)	(106)
At December 31, 2021	(106)
Net book value:
At December 31, 2021	46,469
Cost:
At January 1, 2022	123,136
Additions	12,016
Disposals	(12,949)
At December 31, 2022	122,203
Accumulated depreciation:
At January 1, 2022	(76,561)
Charge for the year	(29,281)
Disposals	11,443
At December 31, 2022	(94,399)
Impairment:
At January 1, 2022	(106)
Disposal	5
At December 31, 2022	(101)
Net book value:
At December 31, 2022	27,703
Cost:
At January 1, 2023	122,203
Additions	63,041
Disposals	(16,731)
At December 31, 2023	168,513
Accumulated depreciation:
At January 1, 2023	(94,399)
Charge for the year	(25,663)
Disposals	15,127
At December 31, 2023	(104,935)
Impairment:
At January 1, 2023	(101)
Disposal	-
At December 31, 2023	(101)
Net book value:
At December 31, 2023	63,477

(1) Included in the cost of revenue

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.	PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment are as follows:

In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements and property improvements	Others	Total
Cost:
At January 1, 2021	3,373	22,563	484	9,143	2,042	28,926	1,996	68,527
Additions	59,524	886	-	479	3,228	-	1,329	65,446
Construction in progress transferred in	(27,097)	-	-	6,133	936	19,646	382	-
Disposals	(2,211)	-	-	(21)	(871)	(147)	(185)	(3,435)
At December 31, 2021	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Accumulated depreciation:
At January 1, 2021	-	(1,288)	-	(1,193)	(703)	(10,418)	(556)	(14,158)
Charge for the year	-	(1,100)	-	(1,235)	(793)	(10,805)	(501)	(14,434)
Disposals	-	-	-	1	462	112	96	671
At December 31, 2021	-	(2,388)	-	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Impairment:
At January 1, 2021	(2,211)	-	-	-	-	-	-	(2,211)
Disposals	2,211	-	-	-	-	-	-	2,211
At December 31, 2021	-	-	-	-	-	-	-	-
Net book value:
At December 31, 2021	33,589	21,061	484	13,307	4,301	27,314	2,561	102,617
Cost:
At January 1, 2022	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Additions	54,107	-	-	1,228	4,681	2,431	4,295	66,742
Additions related to asset acquisition (See Note 5)	-	-	-	-	1	-	14	15
Construction in progress transferred in	(71,184)	-	-	16,132	794	53,661	597	-
Disposals	-	-	-	(222)	(187)	-	-	(409)
At December 31, 2022	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Accumulated depreciation:
At January 1, 2022	-	(2,388)	-	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Charge for the year	-	(1,137)	-	(4,392)	(1,532)	(21,892)	(1,485)	(30,438)
Disposals	-	-	-	16	93	-	-	109
At December 31, 2022	-	(3,525)	-	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Net book value:
At December 31, 2022	16,512	19,924	484	26,069	8,151	61,514	5,982	138,636
Cost:
At January 1, 2023	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Additions	49,421	-	1,574	459	3,789	876	88	56,207
Construction in progress transferred in	(35,838)	3,915	-	15,476	909	12,424	3,114	-
Disposals	-	-	-	(69)	(36)	(9)	(50)	(164)
At December 31, 2023	30,095	27,364	2,058	48,738	15,286	117,808	11,580	252,929
Accumulated depreciation:
At January 1, 2023	-	(3,525)	-	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Charge for the year	-	(1,106)	-	(6,678)	(1,994)	(27,978)	(2,143)	(39,899)
Disposals	-	-	-	19	18	3	40	80
At December 31, 2023	-	(4,631)	-	(13,462)	(4,449)	(70,978)	(4,549)	(98,069)
Net book value:
At December 31, 2023	30,095	22,733	2,058	35,276	10,837	46,830	7,031	154,860

Construction in progress primarily represents the construction of mining datacenters.

The Group had entered into contractual commitments, which was not recognized in payables, for the acquisition of property, plant and equipment amounting to approximately US$7.5 million and US$5.4 million as of December 31, 2023 and 2022, respectively.

For the period from January 1, 2021 to January 26, 2021, approximately US$0.02 million of depreciation expense was allocated to Bitmain and included in changes in invested capital.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12.	INVESTMENT PROPERTIES

The details of investment properties are as follows:
In thousands of USD	Leasehold land	Building	Others	Total
Cost:
At July 1, 2022 *	-	-	-	-
Acquisition of assets	4,833	29,773	380	34,986
Additions	730	-	-	730
Exchange adjustments	183	906	14	1,103
At December 31, 2022	5,746	30,679	394	36,819
Accumulated depreciation:
At January 1, 2022	-	-	-	-
Charge for the year	(192)	(1,019)	(26)	(1,237)
Exchange adjustments	(7)	(32)	(1)	(40)
At December 31, 2022	(199)	(1,051)	(27)	(1,277)
Net book value:
At December 31, 2022	5,547	29,628	367	35,542
Cost:
At January 1, 2023	5,746	30,679	394	36,819
Additions	82	224	701	1,007
Exchange adjustments	87	370	6	463
At December 31, 2023	5,915	31,273	1,101	38,289
Accumulated depreciation:
At January 1, 2023	(199)	(1,051)	(27)	(1,277)
Charge for the year	(390)	(2,104)	(107)	(2,601)
Exchange adjustments	(12)	(50)	(3)	(65)
At December 31, 2023	(601)	(3,205)	(137)	(3,943)
Net book value:
At December 31, 2023	5,314	28,068	964	34,346

* The investment properties were acquired from the acquisition of AFH, which was closed on July 1, 2022. See Note 5

Leasehold land included in investment properties were right-of-use assets associated with leasehold land under operating leases where the building was constructed on. See Note 13.

The Group leases the investment properties to its customers under operating leases for terms ranging from one to 12 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

In thousands of USD	At December 31, 2023
2024	3,858
2025	3,396
2026	2,766
2027	1,791
2028	1,769
Thereafter	3,560
Total	17,140

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased or for repairs, maintenance and enhancements.

The fair value of investment properties of the Group as of December 31, 2023 and 2022 was approximately US$36.4 million and US$36.2 million, respectively, determined using the income approach based on the operation projection and the discount rate with the assistance of an independent valuation specialist. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group did not record any impairment related to investment properties as of December 31, 2023 and 2022.

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

The consolidated statements of financial position show the following amounts relating to the right-of-use assets:

	At December 31,
In thousands of USD	2023	2022
Right-of-use assets
- Land and buildings	58,626	60,082
Investment properties
- Leasehold land	5,314	5,547

Addition to the right-of-use assets and investment properties of leasehold land, including the increase in the right-of-use assets and investment properties of leasehold land as a result of lease modification, for the years ended December 31, 2023, 2022 and 2021 was approximately US$5.1 million, US$7.3 million and US$47.2 million, respectively. In addition, approximately US$4.8 million of investment properties of leasehold land for the years ended December 31, 2022 was acquired as a result of the acquisition of AFH (See Note 5), the balance of the underlying right-of-use asset was included in investment properties. See Note 12.

The Group has an obligation to complete the site restoration of its leased land held by AFH in Singapore in relation to the Group’s acquisition of AFH in July 2022 (See Note 5). The provision for the site restoration is updated annually.

The following table represents the movement of the restoration provision:

In thousands of USD
Restoration provision at December 31, 2021	-
Recognition through asset acquisition	1,343
Change in provision	-
Restoration provision at December 31, 2022	1,343
Change in provision	-
Exchange adjustments	20
Restoration provision at December 31, 2023	1,363

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated statements of financial position show the following amounts relating to the lease liabilities:

	At December 31,
In thousands of USD	2023	2022
Lease liabilities mature within 12 months	5,288	4,973
Lease liabilities mature over 12 months	64,923	65,452
Total lease liabilities *	70,211	70,425

*
Lease liabilities in amount of approximately US$4.6 million and US$4.7 million was related to the leasehold land included in the investment properties as of December 31, 2023 and 2022, respectively. See Note 12.

Amounts recognized in profit or loss:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Depreciation expense of right-of-use assets	6,624	5,371	4,636
Gain on lease modification	-	-	(205)
Interest expense *	2,605	2,425	1,217
Expenses relating to variable payment leases	224	639	610
Expenses relating to short-term leases	286	527	351
Total	9,739	8,962	6,609

*
The interest expense includes the amount related to the leasehold land included in the investment properties for the years ended December 31, 2023, 2022 and 2021 of approximately US$0.2 million, US$0.1 million and nil, respectively. See Note 12.

The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2023, 2022 and 2021 was approximately US$7.8 million, US$6.3 million and US$5.4 million, respectively.

14.	BORROWINGS

Borrowings consist of the following:

	At December 31
In thousands of USD	2023	2022
Convertible debt (1)	22,618	29,805
Total	22,618	29,805

(1)
The Group issued a US$30 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the ordinary shares of Bitdeer at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. Approximately US$683,000 was recognized as an equity component. In July 2023, the Group repaid US$7 million in principal and amended the promissory note to extend the maturity of the promissory note to July 21, 2025. In addition, to reflect the reverse recapitalization effectuated in April 2023 as disclosed in Note 1, the shares the promissory note is convertible into was changed from the ordinary shares of Bitdeer to the Class A ordinary shares of the Group, and the per-share conversion price was adjusted to US$7.3660 from US$0.0632. The extension of the maturity date is accounted for as a debt modification, and a gain from modification of approximately US$481,000 was recognized in earnings. The unamortized discount as of December 31, 2023 and 2022 was approximately US$382,000 and US$195,000, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

	At December 31,
In thousands of USD	2023	2022
Payables for surtaxes	9,952	8,928
Accrued operating expenses	9,732	5,539
Payables for staff-related costs	2,554	2,182
Deposits from hosting customers	8,114	2,911
Restoration provision for leasehold land	1,363	1,343
Others	436	1,273
Total	32,151	22,176

Except for the deposits from hosting customers, which are repayable to customers based on their respective contractual arrangements, and restoration provision for leasehold land, which is repayable upon the expiration of the lease, all other payables and accruals are expected to be settled within one year or are repayable on demand.

16.	EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS

(a) Expenses by nature

	Years ended December 31,
In thousands of USD	2023	2022	2021
Staff cost
- salaries, wages and other benefits	52,873	50,132	37,730
Share-based payments	45,488	90,648	88,355
Amortization
- intangible assets	754	97	146
Depreciation
- mining machines	25,663	29,281	43,857
- property, plant and equipment	39,899	30,438	14,416
- investment properties	2,601	1,237	-
- right-of-use assets	6,624	5,371	4,636
Electricity cost in operating mining machines	180,565	139,469	58,447
Cost of mining machines sold	4	1,002	5,978
Consulting service fee	9,757	6,797	8,787
Tax and surcharge	5,442	3,355	2,202
Advertising expenses	1,383	737	880
Office expenses	3,987	3,124	2,219
Research and development technical service fees	2,854	1,313	1,964
Expenses of low-value consumables	2,557	4,025	1,662
Expenses of variable payment lease	224	639	610
Expenses of short-term leases	286	527	351
Impairment loss of mining machines	-	-	106
Logistic expenses	557	3,060	1,391
Travel expenses	2,843	3,202	1,393
Insurance fee	2,427	3,446	983
Others	8,191	12,756	4,826
Total cost of revenue, selling, general and administrative and research and development expenses	394,979	390,656	280,939

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Other operating income / (expenses)

	Years ended December 31,
In thousands of USD	2023	2022	2021
Net gain / (losses) on disposal of cryptocurrencies	2,061	(3,131)	18,725
Impairment loss of cryptocurrencies	(2)	-	(436)
Change in fair value of cryptocurrency-settled receivables and payables	3,305	-	(3,735)
Net loss on disposal of mining machine	(1,573)	(497)	(36)
Others	-	-	107
Total	3,791	(3,628)	14,625

(c) Other net gain
	Years ended December 31,
In thousands of USD	2023	2022	2021
Gain on extinguishment of debt	-	-	880
Net gain / (losses) on disposal of property, plant and equipment and intangible assets	(11)	662	56
Government grants	48	42	35
Changes in fair value of financial asset at fair value through profit or loss	3,527	(841)	-
Net gain on disposal of financial assets at fair value through profit or loss	-	213	-
Impairment loss of a pre-matured investment (1)	-	-	(2,025)
Net gain on settlement of balances with Bitmain	-	-	4,468
Gain on convertible debt modification	481	-	-
Others	(507)	281	(931)
Total	3,538	357	2,483

(1)
The Group signed a project investment agreement with a third party in April 2021 and made a payment of approximately $2 million. The project was later forfeited, and the Group is actively collecting the paid amount, which was impaired as of June 30, 2021 based on management’s estimate over the likelihood of collection at current stage.

(d) Finance income / (expenses)
	Years ended December 31,
In thousands of USD	2023	2022	2021
Interest on lease liabilities	(2,605)	(2,425)	(1,217)
Cryptocurrency transaction service fee	(233)	(159)	(109)
Loss on foreign currency transactions	(1,016)	(2,881)	(226)
Interest income	7,953	4,291	2,947
Interest expenses on bank loan	-	-	(3)
Interest expense on convertible debt	(2,476)	(2,778)	(1,223)
Others	(347)	(229)	(110)
Total	1,276	(4,181)	59

17.	SHARE-BASED PAYMENTS

 In July 2021, the Board of Directors of Bitdeer approved the adoption of the 2021 Share Incentive Plan (the “2021 Plan”). Bitdeer granted a total of 1,097,852,000 share awards (before the effects of reverse recapitalization) in two batches in August and November 2021 in the year ended December 31, 2021, a total of 139,690,400 share awards (before the effects of reverse recapitalization) in four batches in January, April, July and October 2022 in the year ended December 31, 2022, and a total of 46,805,600 share awards (before the effects of reverse recapitalization) in two batches in January and April 2023, to the designated recipients under the 2021 Plan. Each share award grants an option for the recipient to purchase one share of Bitdeer’s ordinary shares at an exercise price of US$0.03 per share (before the effects of reverse recapitalization). The majority of the share awards vest from two to seven years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on July 20, 2031.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In March 2023, the Board of Directors of BTG approved the 2023 Share Incentive Plan (the “2023 Plan”), which was effective upon the completion of the Business Combination on April 13, 2023. Under the 2023 Plan, the Group is able to issue up to an aggregate of 21,877,912 Class A ordinary shares to the designated recipients. BTG granted a total of 1,256,122 shares awards in two batches in July and October 2023 to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$3.50 to US$11.49 per share. The majority of the share awards vest from four to six years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on the tenth anniversary from the date of grant.

Upon completion of the Business Combination, the share awards granted under 2021 Plan of Bitdeer were assumed by BTG and converted into the share awards under the 2023 Plan at an exchange ratio of approximately 0.00858 with rounded down to the nearest whole share, and the exercise price of the Bitdeer share awards was also adjusted at an exchange ratio of approximately 0.00858. Also see Note 1. In April 2023, the Group modified the expiration date of all outstanding share awards to be the tenth anniversary from the date of grant. The modification had no impact to the overall financial presentation.
In June 2023, the Board of Directors of BTG approved the 2023 Performance Share Plan (the “2023 Performance Plan”), which was effective in October 2023. Under the 2023 Performance Plan, the Group is able to issue up to an aggregate of 1,112,886 Class A ordinary shares to the designated recipients. The number of Class A ordinary shares available for issuance under the 2023 Performance Plan could be subsequently adjusted to be no more than 11,128,861 based on the Group’s market capitalization as set forth in the 2023 Performance Plan. The Group did not issue any award under the 2023 Performance Plan for the year ended December 31, 2023.
The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards. For retrospective presentation, the number of Bitdeer’s share awards have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

	Number of options (’000)	Average exercise price per share award (US$)	Average fair value per share award (US$)
As at January 1, 2021	-	-	-
Granted	9,419	3.50	26.16
As at December 31, 2021	9,419	3.50	26.16
Granted	1,198	3.50	18.34
Forfeited	(219)	3.50	25.68
As at December 31, 2022	10,398	3.50	25.27
Granted	1,658	4.58	8.15
Exercised(1)	(118)	3.50	19.23
Forfeited	(194)	3.68	17.96
As at December 31, 2023	11,744	3.65	23.04
Vested and exercisable at December 31, 2023	5,460	3.50	23.96

(1)	The total proceeds received from the exercised shares under the 2023 plan during the year ended December 31, 2023 was approximately US$412,000.

 The expense recognized for share awards during the year ended December 31, 2023, 2022 and 2021 was approximately US$45.5 million, US$90.6 million and US$88.4 million. The breakdown is as follows:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Cost of revenue	4,722	10,050	10,424
General and administrative expenses	23,797	48,850	54,458
Research and development expenses	13,377	24,258	18,246
Selling expenses	3,592	7,490	5,227
Total	45,488	90,648	88,355

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the value of the grant for the years ended December 31, 2023, 2022 and 2021:

Years ended December 31,
	2023	2022	2021
Dividend yield (%)	-	-	-
Expected volatility (%)	118% - 124%	120% - 128%	130.19% - 130.23%
Risk-free interest rate (%)	3.81% - 4.59%	1.618% - 3.886%	1.24% - 1.57%
Exercise multiple	2.20 - 2.80	2.20 - 2.80	2.20 - 2.80

The incremental fair value related to the modification of expiration date of the share awards is estimated at the modification date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the incremental fair value of the modification for the year ended December 31, 2023:

Year ended December 31, 2023
Dividend yield (%)	-
Expected volatility (%)	119% - 124%
Risk-free interest rate (%)	3.45% - 3.47%
Exercise multiple	2.20 - 2.80

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Issued share capital

On April 13, 2023, Bitdeer completed the Business Combination described in Note 1, upon which the Group’s equity structure changed to that of BTG and the authorized share capital is US$50,000 divided into ordinary shares: (i) 499,600,000,000 Class A ordinary shares with a par value of US$0.0000001 each, (ii) 200,000,000 Class V ordinary shares with a par value of US$0.0000001 each, (iii) 200,000,000 undesignated shares with a par value of US$0.0000001 each. Upon completion of the Business Combination, all issued and outstanding 4,384,796,703 Class A ordinary shares, 453,892,313 Series A preferred shares, 870,232,230 Series B preferred shares and 1,314,267,705 Series B+ preferred shares of Bitdeer were cancelled in exchange for newly issued 60,281,185 Class A ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 5,631,795,619 Class B ordinary shares and 7,141,236 Series A preferred shares were cancelled in exchange for newly issued 48,399,922 Class V ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 2,607,498 ordinary shares of BSGA were cancelled in exchange for newly issued 2,607,498 Class A ordinary shares of BTG.

Each share of Class A ordinary shares is granted 1 vote and each share of Class V ordinary shares is granted 10 votes. All classes of ordinary shares are entitled to dividend and rank pari passu except for voting rights.

In June and October 2023, the Board of Directors of the Group approved the adoption of two share repurchase programs, pursuant to which the Group was authorized to repurchase its Class A ordinary share for the amount of purchase proceeds up to US$1 million during the period from June 16, 2023 to December 15, 2023 (as amended) and US$2 million during the period from October 18, 2023 to April 17, 2024, respectively. During the year ended December 31, 2023, the Group has purchased collectively 606,756 Class A ordinary shares for approximately US$2.6 million under the share repurchase programs. These shares were not cancelled and not considered outstanding as of December 31, 2023.

In the year ended December 31, 2023, the Group issued 5,554,302 shares which were reserved for future issuance upon the exercise of awards granted under the share incentive plans. As of December 31, 2023, 5,436,385 of such shares were considered not outstanding.

In August 2023, the Group entered into a purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the purchase agreement, the Group has the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of its Class A ordinary shares with a par value US$0.0000001 per share. The purchase agreement has the maturity date of up to 36-month anniversary from the commencement date or on the date which B. Riley Principal Capital II shall have purchased Class A ordinary shares of an aggregate gross purchase price of US$150,000,000 or other termination conditions stated in the purchase agreement. During the year ended December 31, 2023, the Group newly issued 1,166,533 Class A ordinary shares with net proceeds of approximaltely US$9.5 million.

For retrospective presentation, the number of the Group’s ordinary shares and preferred shares on the consolidated statements of changes in equity have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

	Class A Ordinary Shares	Amount in USD	Class V Ordinary Shares	Amount in USD
At January 1, 2021, shares issued and outstanding	-	-	-	-
Share allotment upon Reorganization	60,281,184	6	48,399,922	5
At December 31, 2021, shares issued and outstanding	60,281,184	6	48,399,922	5
At December 31, 2022, shares issued and outstanding	60,281,184	6	48,399,922	5
Issuance of shares through Business Combination	2,607,498	*	-	-
Issuance of shares for exercise of share awards	117,917	*	-	-
Acquisition of treasury shares	(606,756)	*	-	-
Issuance of shares for cash	1,166,533	*	-	-
At December 31, 2023, shares issued and outstanding	63,566,376	6	48,399,922	5

*	Amount less than US$1

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Retained earnings / (Accumulated deficit)

The Group’s retained earnings/ (accumulated deficit) include the result of the Group’s operations for the years ended December 31, 2023, 2022, and 2021 excluding the activities Bitdeer Business conducted in direct and indirect subsidiaries of Bitmain and BTC, which were included in invested capital as discussed above.

Reserves

The Group’s reserves mainly include the following:

(i)
Share premium, which effectively represents the share subscription amount paid over the par value of the shares. The application of the share premium account is governed by Section 34 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands as amended, supplemented or otherwise modified from time to time.

(ii)	All foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)	The value of the conversion option of the equity component embedded in the convertible debt.

(iv)	The accumulated share-based payment expenses.

Capital management

The Group’s primary objective in terms of managing capital is to

•
safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurately with the level of risk.

•	To support the Group’s stability and growth

•	To provide capital for the purpose of strengthening the Group’s risk management capability

The Group’s business and financial condition are highly correlated with the market price of cryptocurrencies. For the years ended December 31, 2023, 2022 and 2021, the Group’s revenue is substantially generated from cryptocurrency-related operations. The Group has adopted various measures to minimize the risk associated with the fluctuation in the market price of cryptocurrencies, specifically, the Group has implemented an internal strategy requiring prompt conversion of all the cryptocurrencies received from ordinary operations into fiat currencies.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The provisions for income taxes for the years ended December 31, 2023, 2022 and 2021 are summarized as follows:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Current income tax (benefit) / expenses	11,825	(8,244)	13,125
Deferred income tax (benefit) / expenses	(6,140)	3,844	35,121
Total	5,685	(4,400)	48,246

The reconciliation between the income tax benefit / (expenses) calculated by applying the applicable tax rate of 17% to the profit / (loss) before income tax and the net income tax benefit / (expenses) as shown in the statements of operations and comprehensive income / (loss) for the years ended December 31, 2023, 2022 and 2021 is as follows.
	Years ended December 31,
	2023	2022	2021
Statutory income tax rate	17.00%	17.00%	17.00%
Effect of expenses not deductible for tax purpose	(24.21%)	(22.71%)	11.99%
Effect of income tax difference under different tax jurisdictions	0.53%	(4.03%)	5.64%
Effect of deductible temporary differences not recognized	0.49%	0.75%	0.63%
Prior year true-ups	(5.06%)	16.05%	2.11%
Effect of non-taxable income	-	-	(0.60%)
Others	0.10%	(0.27%)	0.09%
Total	(11.15%)	6.79%	36.86%

Deferred tax assets / (liabilities) as of December 31, 2023 and 2022 comprise the following:

	At December 31,
In thousands of USD	2023	2022
Deferred tax assets
Net operating losses	136	4,324
Share-based payments	3,573	2,672
Deferred revenue	4,184	-
Property, plant and equipment, intangible assets and right-of-use assets	1,120	533
Total deferred tax assets	9,013	7,529
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	(8,022)	(2,672)
Deferred tax assets	991	4,857
Deferred tax liabilities
Property, plant and equipment and intangible assets	(9,642)	(14,298)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	8,022	2,672
Deferred tax liabilities	(1,620)	(11,626)

Net deferred tax liabilities	(629)	(6,769)

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements in the net deferred tax assets / (liabilities) during the years ended December 31, 2023, 2022 and 2021 are as follows:

In thousands of USD	January 1, 2023	Recognized in profit or loss	December 31, 2023
Tax losses carried forward	4,324	(4,188)	136
Share-based payments	2,672	901	3,573
Deferred revenue	-	4,184	4,184
Property, plant and equipment, intangible assets and right-of-use assets	(13,765)	5,243	(8,522)
Net deferred tax assets / (liabilities)	(6,769)	6,140	(629)

In thousands of USD	January 1, 2022	Recognized in profit or loss	December 31, 2022
Tax losses carried forward	4,362	(38)	4,324
Share-based payments	-	2,672	2,672
Property, plant and equipment	(7,287)	(6,478)	(13,765)
Net deferred tax liabilities	(2,925)	(3,844)	(6,769)

In thousands of USD	January 1, 2021	Recognized in profit or loss	Charged to invested capital (1)	December 31, 2021
Tax losses carried forward	23,592	(21,324)	2,094	4,362
Accrued expenses	704	(704)	-	-
Property, plant and equipment	5,806	(13,093)	-	(7,287)
Net deferred tax assets / (liabilities)	30,102	(35,121)	2,094	(2,925)

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

The Group has not recognized deductible temporary differences and a portion of the tax loss carryforward because the criteria for recognition (i.e., the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:

Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
Singapore	5,297	Indefinitely
Hong Kong	4,143	Indefinitely
Norway	14,591	Indefinitely
Bhutan	678	2026
Total	24,709

20.	RELATED PARTY TRANSACTIONS

Compensation for key management and Board of Directors
	Years ended December 31,
In thousands of USD	2023	2022	2021
Salaries and other emoluments	8,986	11,969	11,627
Total	8,986	11,969	11,627

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The activities between the Group and Bitmain and BTC before the completion date of the Reorganization were presented as related party transactions in the consolidated statements of operations and comprehensive income / (loss), cash flows and changes in invested capital and equity.

A reconciliation of deemed distribution to related parties to the corresponding amounts presented in the consolidated statement of cash flows for all periods presented is as follows:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Deemed distribution to related parties per consolidated statements of changes in invested capital and equity	-	-	(29,311)
Corporate allocations	-	-	(2,167)
Net effect of attribution of the assets and liabilities from Bitmain’s business transferred to the Group during the Reorganization	-	-	20,535
Total deemed distribution to related parties per consolidated statements of cash flows	-	-	(10,943)

Balances and transactions with Bitmain and BTC

As of December 31, 2023 and 2022, balances with Bitmain and BTC are nil.

Transactions with Bitmain and BTC before the completion date of the Reorganization were disclosed as below:

	Years ended December 31,
In thousands of USD	2023	2022	2021
Revenue from Bitmain and BTC (1)	-	-	73,522

(1)	Revenue from Bitmain and BTC arise from the Group’s normal course of business, See Note 2.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Other related party balances and transactions

The following set forth other significant related party and the relationship with the Group:

Name of related party	Relationship with the Group
Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of Matrixport Group and has significant influence over Matrixport Group.

Details of assets and liabilities with the related party are as follows:

	At December 31,
In thousands of USD	2023	2022
Due from a related party
- Trade receivables	187	75
- Loans to a related party (1)	-	322
Total due from a related party	187	397

Due to a related party
- Other payables(2)	33	316
Total due to a related party	33	316

(1)	Loans to a related party represent unsecured, interest-free loans made to the related party. These loans are due on demand.

(2)	Other payables represent the accrued service expense related to the custody and other services provided by the related party.

Details of transactions with the related party are as follows:
	Years ended December 31,
In thousands of USD	2023	2022	2021
- Provide service to a related party	754	3,076	530
- Receive service from a related party	228	425	294
- Interest earned from a related party	-	1,499	1,552
- Return of wealth management products from a related party	-	283	737
- Loss on disposal of subsidiaries to a related party	74	-	-
- Changes in fair value of financial assets at fair value through profit or loss	3,527	(952)	-

 During the years ended December 31, 2023, 2022 and 2021, substantially all of the Group’s cryptocurrencies were held in custody by Matrixport Group, and the Group’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group.

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

In July 2022, the Group signed an agreement with Matrixport Group, which is the general partner of a limited partnership set up by the Matrixport Group, to subscribe a limited partner interest in the limited partnership and the capital commitment is amounting to US$ 20 million. The Group, as a limited partner, does not have control or significant influence over the limited partnership. As of December 31, 2022, the capital contribution made by the Group to the limited partnership is US$17 million. The Group recorded approximately US$3.5 million gain and US$952,000 loss on change in fair value of financial assets at fair value through profit or loss for the years ended December 31, 2023 and 2022, respectively.

During the years ended December 31, 2022 and 2021, the Group made non-secured lending to, and purchased non-principal guaranteed wealth management products from Matrixport Group in cryptocurrencies. The Group did not incur such transactions during the year ended December 31, 2023. The summary of transactions is as follows:

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The Group purchased two types of wealth management products during the years ended December 31, 2022. Wealth management product type A represents the Group’s units of interest in the underlying cryptocurrency trading account and the value of the units is based on the performance of the trading account. The Group has the right to redeem the units with Matrixport Group based on the value on the redemption date during certain days of each month. See Note 2(h) regarding the accounting policy for cryptocurrency-denoted wealth management products.

Wealth management product type B represents the Group’s variable-interest cryptocurrency deposit at Matrixport Group. The deposit is not protected by any deposit insurance scheme and non-secured, and the Group may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Group receives the same type of cryptocurrency in the same quantity in principle plus additional interest returns. The deposit can be withdrawn on demand and is generally delivered to the Group within 72 hours. The nature of the wealth management product type B is, in essence, a cryptocurrency lending arrangement. See Note 2(h) regarding the accounting policy for cryptocurrency lending arrangements.

As of December 31, 2022 and 2021, corresponding to the above transactions, the balances of receivables settled in cryptocurrencies and embedded derivative were both nil. The change in fair value of the cryptocurrencies lent or invested, and the embedded derivative relating to the wealth management product type A are immaterial as the arrangements are short term in nature and the quoted prices of USDT and USDC are relatively stable.

To facilitate the lending and wealth management products purchases, the Group purchased the aforementioned cryptocurrencies using approximately US$286 million and nil the years ended December 31, 2022 and 2021, respectively. The total receipts from the collection of lending and redemption of wealth management products were disposed of by the Group for approximately US$302 million and US$61 million during the years ended December 31, 2022 and 2021, respectively.

21.	EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings / (loss) per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares outstanding for the years ended December 31, 2023, 2022 and 2021.

Diluted earnings / (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As the Group incurred losses for the years ended December 31, 2023 and 2022, the potential ordinary shares related to the outstanding share awards exercisable into approximately 11.7 million and 10.4 million ordinary shares and convertible debt into approximately 3.1 million and 4.1 million ordinary shares respectively, were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive. The number of ordinary shares are stated after giving retrospective effects to the reverse recapitalization.

The following reflects the income and share data used in the basic and diluted earnings / (loss) per ordinary share computations:

	Years ended December 31,
In thousands of USD, except for the per share data	2023	2022	2021
Profit / (loss) attributable to ordinary equity shareholders of the Group	(56,656)	(60,366)	82,643
Weighted average number of ordinary shares outstanding (thousand shares)(1)	110,494	108,681	108,681
Basic earnings / (loss) per share (In USD)	(0.51)	(0.56)	0.76

Profit / (loss) attributable to ordinary equity shareholders of the Group	(56,656)	(60,366)	82,643
Increase in profit attributable to ordinary equity shareholders of the Group resulted from conversion of convertible debt	-	-	1,223
Profit / (loss) attributable to ordinary equity shareholders of the Group for diluted EPS	(56,656)	(60,366)	83,866

Weighted average number of ordinary shares outstanding (thousand shares)	110,494	108,681	108,681
Adjusted for:
- Assumed conversion of convertible debt	-	-	1,808
- Assumed exercise of share awards	-	-	754
Weighted average number of shares outstanding for diluted EPS (thousand shares)	110,494	108,681	111,243

Diluted earnings / (loss) per share (In USD)	(0.51)	(0.56)	0.75

(1)
The weighted average number of ordinary shares outstanding for the years ended December 31, 2022 and 2021 was retrospectively adjusted to reflect the reverse recapitalization effectuated in April 2023. See Note 1

(2)
Each Class A ordinary share carries 1 vote and each Class V ordinary share carries 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of the shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities are as follows:
	Years ended December 31,
In thousands of USD	2023	2022	2021
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Operating lease right-of-use assets and leasehold land obtained in exchange for operating lease liabilities	4,492	7,270	47,178
Operating lease right-of-use assets resulted from lease modification	646	-	-
Settlement of pre-existing relationship with BSGA	2,607	-	-
Payment for purchase of mining machines in form of cryptocurrencies	-	4,805	11,986
Cryptocurrencies paid on behalf of related parties	-	-	24,852
Lending made to a third party in form of cryptocurrencies	-	-	10,222
Collection of lending from a third party in form of cryptocurrencies	-	-	6,487
Lending made to related party in form of cryptocurrencies	-	150,025	30,015
Collection of lending from related party in form of cryptocurrencies	-	151,525	30,735
Purchase of wealth management products using cryptocurrencies	-	149,972	30,004
Redemption of wealth management products in form of cryptocurrencies	-	150,268	30,724
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	8,205	-	3,494
Receivable on the proceeds from issuance of ordinary shares	23	-	-

23.	SUBSEQUENT EVENTS

 In January 2024, the Group granted a total of approximately 268,087 share awards to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from $3.50 to $9.86 per share. The share awards vest up to five years, and the recipient shall continue to provide services to the Group by each vesting date. The share awards expire on the tenth anniversary from the date of grant.

 For the period from January 1, 2024 to March 28, 2024, the Group newly issued 6,738,555 Class A ordinary shares with net proceeds of approximately US$50.8 million.

 There were no other material subsequent events during the period from December 31, 2023 to the approval date of this consolidated financial statements on March 28, 2024.