Form 20-F
period 2024-12-31
Bitdeer Technologies Group
filed 2025-04-21
CIK 1899123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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
SG 339509
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 192,317,656 outstanding ordinary shares as of December 31, 2024 (excluding 145,762 class A ordinary shares that have been repurchased but not cancelled and 6,130,708 class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans), including 143,917,734 Class A ordinary shares and 48,399,922 Class V ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     Yes  ☒    No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

continued

ii

INTRODUCTION
Frequently Used Terms

In this annual report on Form 20-F (this “annual report”), unless the context otherwise requires, references to “this company,” “our company,” “Bitdeer,” “we,” “us,” or similar such references should be understood to be references to Bitdeer Technologies Group and its subsidiaries. When this annual report refers to “Bitdeer” “we,” “us,” or similar such references in the context of discussing Bitdeer’s business or other affairs prior to the consummation of the business combination (the “Business Combination”) between us and Blue Safari Group Acquisition Corp. on April 13, 2023, it refers to the business of Bitdeer Technologies Holding Company and its subsidiaries. Following the date of consummation of the Business Combination, references to “Bitdeer” “we,” “us,” or similar such references should be understood to refer to Bitdeer Technologies Group and its subsidiaries.

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

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“IFRS” means International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

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

Frequently Used Technical Terms

Unless otherwise stated or unless the context otherwise requires, in this annual report:

“AI” means artificial intelligence.

“ASIC” means application-specific integrated circuit.

“BCH” means Bitcoin Cash.

“BCHA” means Bitcoin Cash ABC.

“BELLS” means Bellscoin

“BTC” means Bitcoin.

“CKB” means Nervos Network.

“DASH” means Dash.

“DCR” means Decred.

“DOGE” means Dogecoin.

“DPoS” means Delegated Proof-of-Stake.

“EH/s” means exahash per second.

“ELA” means Elastos.

“ETC” means Ethereum Classic.

“ETH” means Ethereum.

“FB” means Fractal Bitcoin

“FIL” means Filecoin.

“HNS” means Handshake coin.

“HPC” means high performance computing.

“IO” means io.net

“j/T” means joule/terahash.

“LKY” means Luckycoin.

“LTC” means Litecoin.

“NMC” means Namecoin.

“PEP” means Pepecoin.

“PoC” means Proof-of-Capacity.

“PoS” means Proof-of-Stake.

“PoST” means Proof-of-Spacetime.

“PoW” means Proof-of-Work.

“QUBIC” means Qubic.

“SC” means Siacoin.

“SYS” means Syscoin.

“TH/s” means terahash per second.

“USDC” means USD Coin.

“USDT” means Tether, a cryptocurrency that is hosted on the Ethereum and Bitcoin blockchains, among others.

“XCH” means Chia.

“ZEC” means Zcash.

“ZIL” means Zilliqa.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	price and volatility of Bitcoin and other cryptocurrencies;

•	our ability to maintain competitive positions in proprietary hash rate;

•	our ability to procure and/or manufacture mining rigs at a lower cost;

•	our ability to expand mining datacenters or begin or complete any project that is “in the pipeline,” contracted or negotiated but not yet under active construction;

•	our ability to develop and deploy new generations of mining rigs;

•	our ability to control electricity cost;

•	our ability to make effective judgments regarding pricing strategy and resource allocation;

•	our ability to upgrade and expand product offerings and to successfully develop our ASIC and mining rig and HPC and AI cloud business;

•	regulatory changes or actions that may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require us to cease certain or all operations.

•	the risks to our business of earthquakes, fires, floods, and other natural catastrophic events and interruptions by man-made issues such as strikes and terrorist attacks;

•	the volatility of the market price of our Class A ordinary shares, which could cause the value of your investment to decline;

•	the risk that an active trading market for our Class A ordinary shares may never develop or be sustained;

•	our ability to maintain the listing of Class A ordinary shares on Nasdaq;

•	the trading price of our securities, which has been and may continue to be volatile;

•	unexpected costs or expenses;

•	future issuances, sales or resales of our Class A ordinary shares;

•	our expectation regarding the use of proceeds from our financing activities;

•	our expectations regarding our cash runway;

•	general economic and business conditions in our markets; and

•	other risk factors discussed in the section entitled “Item 3. Key Information – D. Risk Factors” of this annual report.

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

Risks Related to Our Business, Operations, Industry and Financial Condition

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

•	We may not be able to maintain our competitive position as cryptocurrency networks are witnessing increases in the total network hash rate.

•	We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

•	Issues in the development and use of AI may result in reputational or competitive harm or liability.

•
If we fail to succeed in ASIC and mining rig business, HPC and AI cloud business or other markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.

•
Our ASIC and mining rig business currently depends on supplies from a third-party foundry partner, and any failure to obtain sufficient foundry capacity from such third-party foundry partner would significantly delay the shipment of our products.

Risks Related to Cryptocurrencies

•
Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.

•	Any loss or destruction of a private key required to access our cryptocurrency is irreversible. We also may temporarily lose access to our cryptocurrencies.

•
Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and the regulatory landscape governing digital asset exchanges is rapidly evolving, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.

•
We may not have adequate sources of recovery if the cryptocurrencies held by us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw our cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.

•
Potential that, in the event of a bankruptcy filing by a custodian, cryptocurrency held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

Risks Related to Regulatory Compliance and Other Legal Matters

•
We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

•
The nature of our business requires the application of complex financial accounting rules. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

•
Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

•	Our mining datacenters may be located on property whose owner has not obtained the approval of relevant authorities, and we may be ordered to relocate from that property.

•
As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

Risks Related to Our Securities

•	A market for Class A ordinary shares may not develop, which would adversely affect the liquidity and price of Class A ordinary shares.

•
We may issue additional Class A ordinary shares or other equity or convertible debt securities without approval of the holders of Class A ordinary shares, which would dilute existing ownership interests and may depress the market price of Class A ordinary shares.

•	The dual-class structure of our ordinary shares may adversely affect price and liquidity of Class A ordinary shares.

•	Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.

Risks Related to Taxation

•	We are subject to tax risks related to our multinational operations.

•	We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ordinary shares.

•
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

Our ability to generate economic benefits (i.e., positive cash flow or profits) from Bitcoin mining is directly affected by the market price of Bitcoin. The Bitcoin price may impact the use of our mining rigs. When the market price of a Bitcoin drops below certain thresholds, the operation of existing mining rigs may not be economically beneficial for us. In addition, the depreciation and impairment potential of our mining rigs may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies.

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

Despite the general appreciation potential of Bitcoin, there are a number of other factors that contribute to changes in Bitcoin price and volatility, including, but not limited to, Bitcoin market sentiment, macroeconomic factors, utility of Bitcoin, and idiosyncratic events such as exchange outages or social media, some of which are beyond our control. For example, decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like Bitcoin have attracted many committed users. However, the decentralized nature of Bitcoin is subject to growing discussion and suspicion. Some claim that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as Bitcoin exchanges that own vast amounts of Bitcoins, can affect the market price of Bitcoin. For example, throughout calendar year 2022, a number of companies in the digital assets industry have declared bankruptcy, including cryptocurrency exchanges FTX Trading Ltd., et al. (“FTX”) (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows Capital (“Three Arrows”), crypto miners Compute North LLC (“Compute North”) and Core Scientific Inc. (“Core Scientific”) and crypto lenders Celsius Network LLC, et al. (“Celsius Network”), Voyager Digital Ltd., et al. (“Voyager Digital”) and BlockFi Inc., et al. (“BlockFi”). Such bankruptcies have led, at least in part, to a drop in Bitcoin price. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect Bitcoin price. This in turn could adversely affect the market demand for our services, products and business.

Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition, particularly our self-mining business. A decline in Bitcoin prices would directly reduce the profitability of our self-mining operations, as mining rewards would be worth less while operating costs, such as electricity and equipment maintenance, remain fixed. In addition, there is no assurance that the Bitcoin price will remain high enough to sustain the demand for our hash rate sharing and hosting services or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of Class A ordinary shares. If the Bitcoin price drops, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for our Bitcoin-related services, our ASIC and mining rig business and in value appreciation from our self-mining activities.   We have allocated a portion of SEALMINER A2s to be manufactured for external sales, with shipment expected to begin in March 2025.When Bitcoin prices are high, mining becomes more profitable, leading to higher demand for mining rigs as miners seek to expand their operations to capitalize on the increased returns. Conversely, when Bitcoin prices fall, mining profitability declines, which may reduce demand for new rigs. Miners may postpone purchasing new equipment. For example, certain customers have requested to delay their final payment for SEALMINER A2s due to lower Bitcoin price. Furthermore, they have also requested alternative purchase options for future generations of SEALMINER machines.

For risks relating to the impact of Bitcoin price fluctuation on our growth trends, see the section titled “—We may be unable to execute our growth strategies or effectively maintain our rapid growth trends” below.

The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020 and April 2024, the reward was further reduced to 6.25 Bitcoins and 3.125 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services and products of us. As of the date of this annual report, the largest portion of our revenue was generated from our self-mining business, which is associated with Bitcoin mining. We may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.

Although we have an organic way of growing our mining fleets, our business is nevertheless capital intensive. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

The costs of constructing, developing, operating and maintaining cryptocurrency mining and hosting facilities, and owning and operating a large fleet of the latest generation mining equipment, including the development and research of our latest generation of SEALMINER mining rigs, are substantial. Our operations may require additional capital or financing from time to time in order to achieve further growth. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

Our ability to obtain external financing in the future may be subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. We may face higher capital acquisition costs if Bitcoin price declines as it will have a negative impact on our share prices and thereby raising financing expenses. However, in light of conditions impacting the industry, it may be more difficult for us to obtain equity or debt financing currently and/or in the future. For instance, the crypto assets industry has been negatively impacted by events such as the bankruptcies of Compute North, Core Scientific, Alameda Research LLC, BlockFi, Celsius Network, Voyager Digital, Three Arrows and FTX throughout calendar year 2022. In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares. In August 2024, we completed an underwritten public offering of US$172,500,000 aggregate principal amount of 8.50% convertible senior notes due 2029. Subsequently, in November 2024, we priced US$400,000,000 principal amount of 5.25% convertible senior notes due 2029 in a private placement to qualified institutional buyers. The issuance of these convertible notes introduces additional financial obligations, which may impact our liquidity position. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain our competitive position as cryptocurrency networks are witnessing increases in the total network hash rate.

As the relative market price of a cryptocurrency, such as Bitcoin, increases, more companies are encouraged to mine for that cryptocurrency and as more mining rigs are added to the network, its total hash rate increases. In order for us to maintain our competitive position under such circumstances, we must increase our total hash rate by deploying more mining rigs, including new mining rigs with higher hash rates. There are currently only a few companies capable of producing a sufficient number of mining rigs with adequate quality to address the increased demand. We have strategically prioritized resources to the research and development of our own mining rigs. However, if we are not able to produce our own mining rigs or to acquire and deploy additional mining rigs on a timely basis, our proportion of the overall network hash rate will decrease and we will have a lower chance of solving new blocks which will have an adverse effect on our business and results of operations. Certain mining rigs may be subject to export controls due to components within them and the failure to obtain a license to ship mining rigs to certain jurisdictions will restrict our sales of mining rigs in such jurisdictions, and have an adverse effect on our business and results of operations.

We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results.

We had negative cash flows from operating activities in the amount of US$268.0 million, US$271.8 million and US$622.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. We incurred a net loss of US$60.4 million, US$56.7 million and US$599.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. We have generated negative cash flow from operating activities and incurred loss in the past, and there is no assurance that we will be able to generate positive cash flow from operating activities or achieve or subsequently maintain profitability in the future. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to operate and expand our business and manage our services mix, and our ability to secure favorable commercial terms from suppliers.

Our limited operating history may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

For the years ended December 31, 2022, 2023 and 2024, our total revenue amounted to US$333.3 million, US$368.6 million and US$349.8 million, respectively. We may experience negative growth or positive growth at a lower rate for a number of possible reasons, including decreasing market price of cryptocurrencies, increasing competition, declining growth of the cryptocurrency industry, unforeseeable technology innovation, emergence of alternative mainstream cryptocurrencies, or changes in government policies, regulations or general economic conditions. It is also difficult to forecast seasonality and volatility in our business, and as a result accurately allocating resources including hash rate, mining datacenter capacity, mining rigs or human capital to different business lines to achieve the best results in the medium or long term. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ordinary shares could decline. In addition, given the volatile nature of cryptocurrencies and that our business and financial condition correlate with the market price of cryptocurrencies, it is difficult to evaluate our business and future prospects based on our limited operating history or historical performance.

We have experienced and may experience in the future hash rate loss during our operations due to factors beyond our control.

We generate hash rate through operating our mining datacenters. To efficiently increase hash rate under management (i.e., proprietary hash rate and hosting hash rate), our efforts include constructing and expanding mining datacenters in prime locations globally, purchasing the latest mining rig models, developing and manufacturing mining rigs, and continually optimizing operational efficiency of our mining datacenters and mining rigs. However, hash rate generation is affected by factors beyond our control, including temperature, humidity, mining rig quality, the depreciation and deterioration of mining rigs, the location of our mining rigs globally, spare parts supply quality, quantity and timeliness, sudden surge in power price or sudden power outage, maintenance team members’ lack of experience, unseen computer virus attack, etc. In the future, we expect the risks of hash rate loss will remain, which may affect our business and results of operations.

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

The amount of power required by us and our customers will increase commensurately with the demand for our services and the increase in mining rigs we operate for ourself and our hosting customers. Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as our Company). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Therefore, increased power costs and limited availability and curtailment of power resources will reduce our revenue and have a material and adverse effect on our cost of revenue and results of operations. Although we aim to build and operate energy efficient facilities, there can be no assurance such facilities will be able to deliver sufficient power to meet the growing needs of our business. If we are unable to receive adequate power supply and is forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, on March 9, 2023, the Department of the Treasury published General Explanations of the Administration’s Fiscal Year 2024 Revenue Proposals, in which it proposed imposing a 30% excise tax on electricity usage by digital asset miners. On March 11, 2024, the Department of the Treasury published General Explanations of the Administration’s Fiscal Year 2025 Revenue Proposals, in which it reintroduced the proposal of a phased 30% excise tax on electricity used by digital asset miners to both grid-connected and off-grid operations. Governments or government regulators may potentially restrict electricity suppliers from providing electricity to mining datacenter in times of electricity shortage increase the cost, including through taxation, of, electricity, or may otherwise potentially restrict or prohibit the provision of electricity to businesses like us. In the event government regulators issue moratoriums or impose bans or restrictions involving hosting operations or transaction processing in jurisdictions in which we operate, we will not be able to continue our operations in such jurisdictions. A moratorium ban or restriction could have a material adverse effect on our business, financial condition and results of operations.

Additionally, our cryptocurrency mining rigs would be materially adversely affected by a power outage. Energy costs and availability are vulnerable to risks of outages and power grid damage as a result of inclement weather, animal incursion, sabotage and other events out of our control. Because the mining portion of our business consumes a large amount of energy, it is not practical or economical for our operations to run on back-up generators in the event of a power outage, which may be caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. Any system downtime resulting from insufficient power resources or power outages could have a material adverse effect on our business, financial condition and results of operations.

If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Our cloud hash rate and hosting contracts are generally priced taking into account various factors including the then Bitcoin price, network hash rate, purchase and manufacturing cost of mining rigs, estimated power consumption by our clients, along with other costs of products or services, as adjusted for actual costs. Our ability to earn a profit on such contracts requires that we accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of generating sufficient hosting and colocation capacity within the contracted time period. Our pricing of hash rates may cause significantly lower income than we could have generated through using the same hash rates for self-mining. We may also not be able to accurately forecast the outcome of selling our products and services at a particular price and the inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on our business, financial condition and results of operations.

We have broad discretion regarding pricing strategy and resource allocation and may exercise related business judgments in a way that you may not agree with. Such judgments may not achieve the best possible outcome for our business operations.

Our business operations involve constant and important decision-making regarding the pricing of our services and allocation of mining resources. We take into account our estimates of market trends when determining pricing strategies. To achieve profitability in the long run, we may offer lower price in order to acquire and retain new customers, even if this pricing does not allow us to maximize our short-term revenue. We have to decide the allocation of proprietary hash rate between “self-mining” and “hash rate sharing” as well as the allocation of mining datacenter capacity among “self-mining,” “hash rate sharing” and “hosting.” While allocating more mining resources to “hash rate sharing” and “hosting” services may facilitate cash payback and mining datacenter expansion while lower risk exposure associated with Bitcoin price volatility, we have to forgo our huge appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “self-mining,” and vice versa. As we develop proprietary ASIC technology, our decision-making has expanded beyond resource allocation to include ASIC research, design, mining rig production, and infrastructure scalability. We spend great efforts in making these business decisions in the Company’s best interest, taking into account Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining rigs or expanding mining datacenters at low cost, etc. However, we cannot guarantee that our decisions could generate the most revenue or offer the strongest downside protection for the Company. If we cannot accurately estimate any of the aforementioned factors upon which we base, our contract pricing could have a material adverse effect on our business, financial condition and results of operation.

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

The average selling prices of our solutions, products and services may fluctuate from time to time due to technological advancement, shifting market trends, macroeconomic conditions, and changes in investor sentiment, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.

The Bitcoin-related industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which may translate to fluctuations in the average selling prices of products or services over time. Additionally, broader macroeconomic conditions and shifts in market sentiment toward digital assets can significantly influence the demand for our products and services, affecting their pricing dynamics. Market downturns, increased competition, or negative sentiment toward cryptocurrencies could drive down the average selling prices of our mining rigs, hash rate sharing services, and hosting solutions. Because we compete in an environment of rapidly evolving technology advancement and volatile market trends, there is no assurance that we will be able to pass on any decrease in average selling prices of our services and products to our suppliers in a timely manner or at all. In the event that average selling prices of our services or products unusually or significantly decrease, our gross profit margins may be materially and adversely affected.

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

We face risks including those related to:

•	a decline in the adoption and use of Bitcoin and other similar cryptocurrencies within the technology industry or a decline in value of cryptocurrencies;

•	increased costs of complying with existing or new government regulations applicable to cryptocurrencies and other factors;

•	a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

•	a downturn in the market for the sale of our mining rigs, which could be caused by an oversupply of or reduced demand for cryptocurrency mining rigs.

•	any transition by our customers of blockchain hosting from third-party providers like the Company to customer-owned and operated facilities;

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

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of Bitcoins. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our services may be used by other parties to engage in money laundering and other illegal or improper activities. Our Chief Financial Officer currently serves as our interim anti-money laundering officer. We are actively searching for a new anti-money laundering officer, but we cannot guarantee that we will find a permanent anti-money laundering officer as quickly as we want. We are subject to anti-money laundering laws in many jurisdictions in which we operate. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products or services, may also affect our business operations and the demand for our current and future mining related products or services, including cloud hash rate, hosting and Minerplus. There have been public backlashes surrounding the environmental impacts of Bitcoin mining, particularly the large consumption of electricity.

Substantial increases in the supply of mining rigs connected to the Bitcoin network would lead to an increase in network hash rate capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of Bitcoin mining activities, which would decrease the demand for and/or pricing of our products and services.

The difficulty of Bitcoin mining, or the amount of computational resource required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects our self-mining business and the demand for our Bitcoin mining related products and services including hash rate sharing and hosting. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed to the effect that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining rigs in operation. As a result, a strong growth in promotion of Bitcoin computing power supply services can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products and services.

While we are developing and installing our own mining rigs as part of our plan to expand our self-mining business, our business may still be dependent on acquiring a sufficient number of cryptocurrency mining rigs from third party suppliers, which could have a material adverse effect on our business, financial condition and results of operations.

While we are developing and installing our own mining rigs through our ASIC and mining rigs business to expand our self-mining business and Cloud Hash Rate operations, we may still rely on third-party suppliers for certain mining rigs.  Additionally, our hosting service business is closely tied to the demand for hosting services and the broader cryptocurrency market, both of which are significantly influenced by the availability of new mining rigs at profitable prices and the trading price of Bitcoin..

The supply and pricing of cryptocurrency mining hardware fluctuate with Bitcoin price movements and overall market demand. If there is no sufficient supply of mining hardware at competitive prices,  our ability to expand our hosting services for customers may be affected. Historically, surges in interest and demand for cryptocurrencies have led to shortages of mining hardware and price increases, limiting accessibility for miners. Furthermore, as more companies enter the mining industry, demand for mining rigs may continue to outpace supply, exacerbating equipment shortages.

There are currently only a few manufacturers capable of producing high-quality mining rigs at scale, and there is no assurance that these suppliers will be able to meet future demand surges. If our hosting customers face difficulties obtaining new equipment or replacement components. This could materially impact the demand for our hosting services and related revenue streams. Additionally, we may have little or no recourse in the event that mining rig manufacturers or distributors default on their delivery commitments, further affecting our business operations.

Certain mining rigs may be subject to export controls due to components within them and the failure to obtain a license to ship mining rigs to certain jurisdictions will restrict our sales of mining rigs in such jurisdictions, and have an adverse effect on our business and results of operations.

We rely on a limited number of third-party electricity providers, mining pool services and supply chain suppliers for mining rigs production, and any negative incidents caused by actions taken by them that are outside of our control may adversely impact our business and results of operations.

To some extent, we currently rely on a single or a group of third-party suppliers and service providers to provide quality services to customers. Our brand and reputation may be harmed by actions taken by such third parties that are outside of our control. For example, we are currently contracting with one electricity supplier to support each of our mining datacenters in Norway, as well as Texas, Tennessee and Washington in the United States, respectively. Pursuant to our agreement with our electricity supplier for the mining datacenter in Hustadvika municipality, Norway, we agree to purchase power at the amount and price designated in the contract, during the period from January 1, 2022 to December 31, 2024, which is the term of this agreement. Pursuant to our agreement with our electricity supplier for the mining datacenter in Tydal municipality, Norway, we agree to purchase power at the amount and price designated in the contract, during the period from September 1, 2022 to December 31, 2024, which is the term of this agreement. Both agreements can be completely terminated with zero load ending at midnight of the final day in each quarter. Pursuant to our agreement with our electricity supplier for the mining datacenter in Texas, the supplier shall provide electricity to meet full electricity requirements of the two electricity service accounts identified by us. This contract is effective through December 31, 2027 and is terminable in the event of default. Pursuant to our agreement with our electricity supplier for mining datacenter in Tennessee, the supplier shall make power available to us in the amount designated in the contract. Valid through July 31, 2026, this contract is automatically renewed for additional five years upon expiration of the initial term, unless either party notifies the other in writing not less than 60 days prior to the expiration date of the initial term or any renewal term of its desire to terminate this contract on such expiration date. Pursuant to our agreement with our electricity supplier for mining datacenter in Washington, the supplier shall provide power and associated energy to meet our demand at rates that are subject to adjustment, modification, change or replacement from time to time. This contract remains effective until terminated upon six months prior written notice by us. While we believe that alternative suppliers are readily available in the market, changing to a new supplier may require additional costs and time. We also depend on certain suppliers for raw material and supply chain services essential to the manufacturing of our mining rigs. The prices of raw materials and supply chain services were negotiated on an individual basis, and the agreements typically allow for termination upon either party’s uncured material breach, suspension of all or a substantial part of its business, deterioration of its financial position, or upon insolvency proceedings against either party. In addition, these agreements may include indemnification provisions either for benefit of us, or for benefit of the suppliers. Despite the measures we have taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent they are unable to maintain their production facilities’ efficiency, supply sufficient products in a timely manner, or provide satisfactory products and services to our customers, which may be due to events that are beyond our or their control, such as manufacturing defects, we may suffer reputational damage, and our business, financial condition and results of operations may be materially and adversely affected. While we have not experienced such incidents that had a material adverse impact on our business as of the date of this annual report, as such incidents are beyond our control, there is no assurance that such incidents will not occur in the future regardless of the measures we have taken, and will take, to maintain the quality products and services provided by third-party suppliers and service providers. If we are unable to effectively address these risks, our brand image, reputation and financial performance may be materially and adversely affected.

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

In order to operate our business successfully and meet the demands and expectations of our customers, we must maintain a certain level of equipment, including but not limited to mining rigs, to sustain large scale service when required. Furthermore, we are required to maintain an appropriate level of equipment for any unexpected emergency substitute or in preparation of potential outage and sudden service loss. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand or our risk estimate is much sufficient, we may not be able to provide our customers with sufficient hash rate sharing or hosting services in a timely manner, and we may lose sales and market share to our competitors.

We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

We recorded total revenue of US$333.3 million, US$368.6 million and US$349.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. We incurred a net loss of US$60.4 million, US$56.7 million and US$599.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. We may not be able to grow our revenue and achieve profitability in the future if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

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

Moreover, our ability to generate profits and/or positive cash flow is correlated to the current and future market prices of cryptocurrencies. A decline in the market prices for cryptocurrencies could negatively impact our future operations. However, our hash rate sharing and hosting businesses may help mitigate short-term price fluctuations. Additionally, our policy on holding or disposing of cryptocurrencies plays a key role in managing exposure to market fluctuations. If we choose to hold crypto for a period of time, extreme market conditions and significant price drops may force us to sell at unfavorable prices, resulting in disposal losses. Alternatively, if we decide not to sell at a low price and instead wait for a market recovery, we may incur impairment losses and potentially face liquidity risks. While we conduct self-mining business, we strategically manage our holdings based on market conditions, liquidity needs, and risk exposure.

In addition, we also face risks associated with the expansion of our operations globally. See the section titled “—We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.” If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

Issues in the development and use of AI may result in reputational or competitive harm or liability.

With the completion of the deployment and successful testing of our NVIDIA DGX SuperPOD H100 system, we began to build AI into our infrastructure services. We expect this integration of AI into our offerings and our business in general to grow. However, AI presents risks and challenges that could affect its acceptance, and therefore our business. Our customers develop AI algorithms and training methodologies, and these may be flawed, rely on insufficient or biased datasets, or produce content that is offensive, illegal, or otherwise harmful.  Ineffective AI development or deployment by our customers or other parties could lead to incidents that impair confidence in AI solutions, cause harm to individuals or society, or result in our infrastructure services being misused or not functioning as intended. Some AI applications may also require human oversight. As a result of these and other challenges associated with innovative technologies, our implementation of AI systems could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/computing AI services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements.

If we fail to succeed in ASIC and mining rig business, HPC and AI cloud business or other markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.

We are developing two new business lines – “ASIC and mining rig business” and “HPC and AI cloud business.” In our ASIC and mining rig business, we leverage proprietary ASIC technology to develop, manufacture, and commercialize our SEALMINER mining rigs to diversify our revenue streams and accelerate the growth of our self-mining operations. The future revenue growth of our ASIC and mining rig business will depend largely on our ability to successfully manufacture and commercialize our mining rigs and penetrate into the market of Bitcoin mining rigs. In our HPC and AI cloud business, we offer advanced cloud capabilities and HPC services to customers with high demand for AI and computing. Our AI cloud services help customers accelerate their development of generative AI, large language models (LLMs), and other AI workloads. We cannot predict how or to what extent the demand for our mining rigs and/or our AI cloud services will develop going forward. If we are unable to penetrate into the market for mining rigs and/or AI cloud services, our future revenue and profits could be materially and adversely affected.

Our ASIC and mining rig business currently depends on supplies from a third-party foundry partner, and any failure to obtain sufficient foundry capacity from such third-party foundry partner would significantly delay the shipment of our products.

We do not own any integrated circuit (IC) fabrication facilities and outsource the fabrication process of our ICs to a third-party foundry partner. We did not make significant purchases of raw materials for the manufacturing of mining rigs from any third parties before March 2024, but expect to make significant purchases of such raw materials to build our ASIC and mining rig business going forward. As such, it is important for us to have a reliable relationship with our current foundry partner to ensure adequate product supply to respond to customer demand. As we rely on a single third-party foundry partner, we cannot guarantee that it will be able to meet our manufacturing requirements. The ability of our foundry partner to provide us with foundry services is limited by its technology migration, available capacity, existing obligations and global semiconductor supply.

In addition, we depend on our foundry partner to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If our foundry partner raise its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with them deteriorate, we may not be able to obtain the required capacity, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of our foundry partner that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, our foundry partner may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition. Currently, we rely on our foundry partner to produce the advanced process nodes used in our chips, which is designed for integration into our SEALMINER mining rigs. Any potential delays and variances in such foundry partner’s fulfillment of our orders, in addition to potential supply chain issues related to the ASIC and mining rig industry, including possible increases in the cost or reduced availability of component parts, could materially and adversely affect our performance.

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

We operate our business globally, with customers and suppliers located in various countries. As we continue to grow our business and expand our operations globally, we will continue to sell our products and services into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. Our global operation exposes us to a number of risks, including:

•	a limited customer base and limited sales and relationships with international customers;

•	difficulty in managing multinational operations;

•	competitors in global markets who have stronger ties with local customers and greater resources;

•	fluctuations in currency exchange rates;

•	challenges in providing customer products and services and support in these markets;

•	challenges in managing our sales force and implementing sales strategies effectively;

•
adverse impact of acquisitions and other strategic initiatives we undertake. For instance, we acquired Le Freeport in Singapore in 2022. Although Le Freeport is a small part of our business, any negative news or inappropriate use by tenants of our Le Freeport business, alleged or otherwise, may adversely affect our reputation and business. Additionally, in 2024, we completed the Norway Acquisition and FreeChain Acquisition that further diversified our business portfolio. While these acquisitions are expected to create long-term synergies, they may also introduce integration challenges, regulatory risks, and unforeseen financial burdens;

•	unexpected transportation delays or interruptions or increases in international transportation costs;

•
difficulties in and costs of exporting products globally while complying with the different commercial, legal and regulatory requirements of the global markets in which we offer our products and services;

•	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions that may implicate cryptocurrency mining and other cryptocurrency activities;

•
difficulty in ensuring the compliance with the sanctions imposed by The Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), the European Union or the United Nations Security Council on various foreign states, organizations and individuals;

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

The daily operations of all our business lines require the support of our mining datacenters, with a highly specialized infrastructure and considerable, reliable power in order to compete effectively. We intend to increase our mining capacity and increase substantially the number of mining rigs we operate. In order to meet our financial plan, we need to expand our existing mining datacenters or obtain suitable land to build new mining datacenters. We may face challenges in obtaining suitable land, as we need to work closely with the local power suppliers and local governments of the places where our proposed facilitates are located. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact our construction timelines and budget or result in any new facilities not being completed at all.

We plan to expand our footprints to more mining datacenters across the globe to increase our total capacity to approximately 2,689MW, including 1,794 MW power supply in the pipeline, as of March 31, 2025. Such expansion and construction require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. We may also experience quality control issues as we implement any upgrades in our hosting capacity through the installation and maintenance of chipsets and servers or new cooling technologies such as immersion and hydro cooling. Our business will be negatively impacted if we are unable to run our mining operations in a way that is technologically advanced, economically and energy- efficient and temperature controlled. If we are unsuccessful, we will damage our mining rigs and the mining rigs of third parties and the profitability of our mining operations.

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

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, and concerns over the aftermath of the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs. The Trump administration imposed a series of tariffs on imports, including those affecting technology and industrial goods, which have had ripple effects across global supply chains. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products and services and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenue for the mining industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

We have provided worldwide products and services to a number of countries outside of Singapore and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of Singapore. Further, we rely on certain global suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as mining rigs. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products and services, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

We are subject to various laws and regulations pertaining to export controls, sanctions, import, and investment which can impact our business activities and subject us to liability for noncompliance.

Our global activities are subject to various export control, sanctions, import, and investment laws and regulations (collectively, “Trade Controls”), including those of Singapore, the United States, and other countries in which we conduct our business.  Trade Controls may restrict our ability to export our products, provide services, source certain raw materials, components, equipment and tools (including mining rigs), engage in certain transactions, or receive certain investments.  Changes to applicable Trade Controls, or trade treaties or tariffs, may impact our business activities, including with respect to our sales, supply chains, financial condition, and business reputation.

Compliance with Trade Controls can be time- and resource-intensive.  Although we have policies and procedures in place to ensure compliance, we cannot guarantee full compliance therewith, or with applicable Trade Controls.  Violations of these regimes can result in significant financial penalties, loss of licensing privileges (if any), other administrative penalties, reputational harm, and adverse business impact.

Our business and prospect may be negatively affected by changes in governmental policies including sanctions and export controls administered by other countries’ governments, including those imposed as a result of an increasing tense relationship of the political or economic relations among major economic groups and other geopolitical challenges. For example, on January 13, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) published an interim final rule, introducing a new control on artificial intelligence (AI) model weights for certain advanced closed-weight dual-use AI models and revising controls on advanced computing integrated circuits through national quotas and related mechanisms. Subsequently, on January 15, 2025, BIS issued another interim final rule, imposing controls on the manufacturing of certain advanced logic integrated circuits. This rule requires foundries and Outsourced Semiconductor Assembly and Test (OSAT) companies to implement enhanced due diligence procedures and establish a whitelist mechanism for chip design companies and OSAT companies. Although we currently only operate our business in certain countries, there is no assurance that the governmental authorities may take certain possible measures or restrictions towards the products and services we are providing or will provide, which could result in an adverse impact on our business and prospect if we were not able to find substitute customer group with the same quality demand from other countries. Further, some of our customers may experience undue hardship in purchasing or furthering the business relationship with us as a result of the abnormal international trade relations, which could materially and adversely affect our business performance.

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

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2023 and 2024, the balance of prepayments we made to our suppliers amounted to US$35.2 million and US$266.5 million, respectively. The amount of our prepayment can significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligation in a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such an event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

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

The lack of consistent climate legislation creates uncertainty for our industry, and Bitcoin mining’s high energy usage makes it a potential target for future regulations. New laws could impose higher energy costs, require additional capital investments, mandate environmental monitoring, or impose other compliance burdens. For example, in November 2024, Bitcoin miners in Texas have been required to disclose extensive information about their energy usage to the U.S. Energy Information Administration, which could lead to negative public perception and further regulatory scrutiny. Any further enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, Norway, or any other domestic or foreign jurisdiction in which we conduct business could have a material adverse effect on our business, financial condition or results of operations.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenue from the sale of products and services and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2023 and 2024, our trade receivables amounted to US$17.3 million and US$9.6 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

Our operations and those of our production partners and customers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may have an adverse effect on the supply chain of our suppliers and on our facilities, personnel and results of operations.

Our business could be adversely affected by natural disasters or outbreaks of epidemics. For example, the COVID-19 pandemic has historically impaired our ability to renew and maintain relationships with existing customers, and grow our worldwide sales and operations, among other things. We have not adopted any written contingency plans to combat any future natural disasters, such as floods and mudslides, or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in countries where our computing power facilities are located or any other countries or regions in which we conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or impacting the productivity of our workforce, which may adversely affect our financial condition and results of operations. To the extent any such disaster or adverse public health development affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

Risks Related to Cryptocurrencies

Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition. As such, there remains significant uncertainty on how companies can account for cryptocurrency transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

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

Further, digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. During 2022, a number of companies in the crypto industry have declared bankruptcy, including Compute North, Core Scientific, Alameda Research LLC, Celsius Network, Voyager Digital, Three Arrows, BlockFi, and FTX. In June 2022, Celsius began pausing all withdrawals and transfers between accounts on its platform, and in July 2022, it filed for Chapter 11 bankruptcy protection. Further, in November 2022, FTX, one of the major cryptocurrency exchanges, also filed for Chapter 11 bankruptcy. Such bankruptcies, and governmental and other regulatory investigations into certain cryptocurrency market participants, some of which may be our customers and shareholders, have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly, and other participants and entities in the digital asset industry have been, and may continue to be, negatively affected. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity.

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

If such services are commercially available, we will consider adding regulated banks, rather than solely relying on crypto custodian, as the custodian for a material amount of our cryptocurrencies. Obtaining cryptocurrency custody services from a regulated bank may confer benefits such as improved security and reduced fraud. Nevertheless, until now, banks have generally declined to provide custody services for cryptocurrencies and other virtual assets, due to the absence of clarity on permissibility and on regulators’ views of these activities generally. On July 22, 2020, the U.S. Office of the Comptroller of the Currency released publicly an interpretive letter confirming the authority of a national bank to provide cryptocurrency custody services for customers, providing that a national bank engaging in such activities should develop and implement those activities consistent with sound risk management practices and align them with the bank’s overall business plans and strategies as set forth in the guidance. On January 27, 2023, the Board of Governors of the Federal Reserve System released publicly a policy statement to interpret section 9(13) of the Federal Reserve Act, clarifying that the state member banks are not prohibited under the policy from providing safekeeping services for crypto-assets in a custodial capacity, if such activities are conducted in a safe and sound manner and in compliance with consumer, anti-money-laundering, and anti-terrorist-financing laws. On March 7, 2025, the Office of the Currency issued interpretive letter 1183, clarifying that national banks and federal savings associations are permitted to engage in cryptocurrency custody services, stablecoin activities, and participation in distributed ledger networks without prior approval, provided they implement robust risk management practices. However, it will take time for banks to start offering cryptocurrencies custodian services, and before then, we may have to continue to rely on crypto custodians, such as Matrixport Group, for our crypto custodian needs.

Historically, we have also lent cryptocurrency loans to Matrixport Group and purchased cryptocurrency wealth management products from Matrixport Group. Historically, we have not experienced any excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Matrixport Group or other exchanges or platforms. Participation in cryptocurrency lending and/or investment may subject us to counterparty risk, which may result in us losing part or all of our cryptocurrencies lent or invested. However, to further limit our counterparty risk, we currently are not engaged in, and do not anticipate to engage in crypto lending or investing activities in the foreseeable future.

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

Potential that, in the event of a bankruptcy filing by a custodian, cryptocurrency held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

Substantially all of the cryptocurrencies custodied with Matrixport Group are held in segregated accounts such that they are segregated from the property of Matrixport Group and the assets of other Matrixport Group customers. As a general matter, the treatment of cryptocurrencies held by custodians that file for bankruptcy protection is uncharted territory in bankruptcy law. We cannot say with certainty whether our cryptocurrencies held in custody by Matrixport Group, should it declare bankruptcy, would be treated as property of the bankruptcy estate and, accordingly, whether we would be treated as a general unsecured creditor with respect of our cryptocurrencies held in custody by Matrixport Group. If we are treated as a general unsecured creditor, we may not be able to recover our cryptocurrencies in the event of a Matrixport Group bankruptcy or a bankruptcy of any other custodian we may use in the future.

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

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as the “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, in May 2020, the reward was further reduced to 6.25 Bitcoins, and in April 2024, the reward was further reduced to 3.125 Bitcoins. In addition, other networks may operate under rules that, or may alter their rules to, limit the distribution of new cryptocurrencies. We, and to our knowledge, our potential hosting customers, currently rely on these rewards to generate a significant portion of our total revenue. If the award of cryptocurrencies for solving blocks and transaction fees are not sufficiently high, neither we nor our customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which as a result may significantly reduce demand for our hosting services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a negative impact on our revenue and may have a material adverse effect on our business, financial condition and results of operations.

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

A consensus algorithm is the mechanism through which a blockchain network reach consensus. There are several types of consensus algorithms, the most common among which are PoW, Proof- of-Stake (“PoS”), Delegated-Proof-of-Stake (“DPoS”), Proof-of-Space-Time (“PoST”), and Proof-of-Capacity (“PoC”). PoW is employed by Bitcoin and many other cryptocurrencies, according to which miners with higher computing power have better chances to find a valid solution for the next block. On the contrary, according to PoS, the creator of a new block is chosen in a deterministic way based on his or her stake, which is the number of coins he or she owns. As validation under PoS does not depend on computing power, PoS reduces the need for electricity and mining hardware. DPoS works similarly to PoS except it involves a voting and delegation mechanism to incentivize users to secure the network with their staked collateral. PoST and PoC are consensus mechanism algorithm used in blockchains that allows for mining devices in the network to use their available storage space and time to decide mining rights and validate transactions. PoST and PoC emerged as some of the many alternative solutions to the problem of high energy consumption in PoW systems and cryptocurrency hoarding in PoS systems.

Currently, the original PoW cryptocurrency network, Bitcoin, enjoys a first-to-market advantage over other networks such as PoS networks and dominates the cryptocurrency markets as it was introduced by Satoshi Nakamoto back in 2009, way earlier than other cryptocurrencies, and since then grew into the most populator cryptocurrency. Bitcoin’s market capitalization and its share of the market capitalization of all cryptocurrencies fluctuate as other cryptocurrencies were introduced to the digital assets industry at a later time and became more mainstream for various reasons, and there is no guarantee that Bitcoin or other PoW cryptocurrency networks, will continue to enjoy such market leading position and could be overtaken by another virtual asset. For example, as the cryptocurrency community continues to develop and advance PoS technologies, PoS networks may offer actual or perceived advantages over PoW networks. If preferences in the cryptocurrency markets shift away from PoW networks and PoS networks achieve widespread adoption, it could attract users away from Bitcoin and the other PoW cryptocurrencies we mine and the PoW related products mining services we offer, which could have a material adverse effect on our business and our prospects or operations as there is no guarantee that we will be able to adapt to new businesses swiftly enough, if at all.

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

The field of cryptocurrencies is constantly expanding with around 10,000 types of cryptocurrencies in existence as of December 2024. We intend to evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies. To the extent we elect to commence activities to generate cryptocurrencies, we would be required to invest our assets either to obtain mining equipment configured to generate cryptocurrencies based on a PoW protocol or to post “stakes” to generate cryptocurrencies based on a PoS protocol. In addition, or in the alternative, we may trade our cryptocurrencies for other cryptocurrencies on centralized or decentralized exchanges. Optimization of such trades may vary depending on the exchange on which the trade is conducted because we may not have access to all exchanges on which such trades are available. Further, trading on centralized and decentralized exchanges may expose us to additional risks if such exchanges experience breaches of security measures, system errors or vulnerabilities, software corruption, hacking or other irregularities. Any new cryptocurrency obtained through generation or trading may be more volatile or fail to increase in value compared to cryptocurrencies we currently hold. As a result, any investment in different cryptocurrencies may not achieve our goals, may be viewed negatively by analysts or investors and may negatively affect our revenue and results of operations.

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

Over the past few years, cryptocurrency mining operations have evolved from individual users mining with computer processors, graphics processing units and ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. These professionalized mining operations, including us, deploy  sophisticated ASIC machines, require significant capital investment for hardware acquisition, data center operations, and energy costs, and operate with structured financial and operational strategies. Given the capital-intensive nature of professionalized mining, these operations have traditionally needed to maintain healthy profit margins to cover ongoing expenses. To the extent the price of cryptocurrencies declines and such profit margin is constrained, professionalized mining participants are incentivized to more immediately sell cryptocurrencies earned from mining operations, whereas it is believed that individual mining participants in past years were more likely to hold newly mined cryptocurrencies for more extended periods. The immediate selling of newly mined cryptocurrencies greatly increases the trading volume of the cryptocurrencies, creating downward pressure on the market price of cryptocurrency rewards. The extent to which the value of cryptocurrencies mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined cryptocurrencies rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing cryptocurrency prices. Lower cryptocurrency prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of cryptocurrencies until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily. Although we are mitigating the risk by adopting a strategy of funding operational expenditure by securing financing through capital markets and maintaining a flexible posture between holding mined cryptocurrencies as assets and converting them to fiat, such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin and any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Risks Related to Regulatory Compliance and Other Legal Matters

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

As crypto assets have grown in popularity and in market size, the U.S. regulatory regime - namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”), the Financial Crimes Enforcement Network (the “FinCEN”) and the Federal Bureau of Investigation), and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior”. On March 8, 2022, President Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. On June 28, 2024, the U.S. Department of Treasury and Internal Revenue Service issued a final rule requiring digital asset brokers to report the sales and exchanges of digital assets. On January 23, 2025, President Trump issued an executive order, indicating that it is the policy of the Trump Administration to “support the responsible growth and use of digital assets, blockchain technology, and related technologies across all sectors of the economy”. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto assets industry requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

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

The nature of our business requires the application of complex financial accounting rules. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

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

Further, if certain of our customers or shareholders become the subject or target of applicable sanctions laws, we may be unable to engage in any further transactions or dealings with such persons, including making any distributions of dividends or other payments, and may be required to satisfy certain blocking or reporting obligations under the relevant sanctions laws.  Failure to take all such action as necessary or appropriate under applicable sanctions laws could subject us to significant fines or other penalties and have a material adverse effect on our business, financial condition, and results of operations.

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

Our mining datacenters where mining rigs operate are located in different places around the world. Due to the unexpectable regulations that the governments may impose on the development of cryptocurrencies or cryptocurrency mining, the properties we are renting currently may not be in accordance with local zoning ordinance. Such mining datacenters may be considered to be in violation of relevant zoning laws and the government may order the demolition or relocation of such datacenters. If we are evicted from such property, we may need to find alternative properties and relocate our mining datacenters. Unless we are able to make timely alternative arrangements for relocating, we may not be able to fulfill purchase orders received, which may have a material and adverse effect on our business, results of operations and financial condition.

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

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it is possible that, despite our regulatory and legal analysis concluding that certain products and services are currently not subject to licensing requirements in certain jurisdictions, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we may be at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, business partners, customers or employees. Our shareholders and business partners are also subject to risks relating to litigation and disputes, which could adversely affect our business or reputation

We may from time to time be involved in disputes with various parties arising out of our operations, including mining rigs or electricity suppliers, business partners, customers or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable rulings that may result in liabilities and cause delays or disruptions to our services. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, our shareholders and business partners, some of which are market players in the crypto industry, are also subject to risks relating to litigation and disputes. Such litigation and disputes are beyond our control and may adversely affect our business and reputation.

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

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining rigs and have a negative environmental impact.

Bitcoin mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for Bitcoin mining activities in that jurisdiction, which may in turn decrease the sales of our Bitcoin mining rigs in that jurisdiction.

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

In addition, there might be significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the Europe Union or other major economy entities. Countries may respond by imposing retaliatory trade measures against the United States. For details about international trade relations, see the section titled “—Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.” Variations in the trade policies among different countries will significantly influence our worldwide business and regional business relationship, which will materially and adversely affect our business, financial condition and results of operations.

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

There is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experiences material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations. We are not aware of any governmental licenses or authorizations required to offer our products and services to customers in the jurisdictions we offer such products and services. However, our hash rate sharing business may be subject to U.S. jurisdictions under certain circumstances. See the section titled “—Our hash rate sharing business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our hash rate sharing business may be deemed as securities offerings in other jurisdictions where it is offered.”

We may be subject to fines and other administrative penalties resulting from the operation of our business, which could materially and adversely affect our business, financial condition and results of operation.

We are a leading cryptocurrency mining service provider with a strong global presence. As of March 31, 2025, we operate six prime mining datacenters in the United States, Norway and Bhutan and served users across around 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. We are subject to regulation by the multiple government authorities in countries or regions where we have presence, and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. Moreover, the relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future. Any misunderstanding or misinterpretation of the law and regulation could subject us to, among others, the non-compliance investigation by the government authorities. There is no guarantee that we will not face administrative fines or penalties concerning our operations or our subsidiaries, which could have a material adverse impact on our results of operation.

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

While certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise cryptocurrencies that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the cryptocurrencies we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see the section titled “—There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations.” If certain cryptocurrencies, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

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

There has been a significant amount of regulatory attention directed toward cryptocurrencies, cryptocurrency networks and other industry participants by U.S. federal and state governments, foreign governments and self-regulatory agencies. For example, as cryptocurrencies such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In May 2019, FinCEN issued guidance relating to how the Bank Secrecy Act and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation.

Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the Bank Secrecy Act, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our ordinary shares, operating results or financial condition in a material and adverse manner. While we have already adopted anti-money laundering programs and recordkeeping regimes, we may need to take additional steps to comply with the relevant requirements. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, local state regulators such as the Texas State Securities Board, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, the New Jersey Bureau of Securities, the North Carolina Secretary of State’s Securities Division and the Vermont Department of Financial Regulation have initiated actions against, and investigations of, individuals and companies involved in cryptocurrencies. In March 2018, the South Carolina Attorney General Office’s Security Division issued a cease-and-desist order against Genesis Mining and Swiss Gold Global, Inc., stating that both companies were to stop doing business in South Carolina and are permanently barred from offering securities in the state in the future since they offered unregistered securities via cloud mining contracts under the South Carolina Uniformed Securities Act of 2005, S.C. Code Ann. § 35-1-101, et seq. (the order against Genesis Mining was subsequently withdrawn). Neither our company nor, to our knowledge, Matrixport Group, has any direct or indirect relationship with these two companies. Further, the North Carolina Secretary of State’s Securities Division issued in March 2018 a Temporary Cease and Desist Order against Power Mining Pool (made permanent pursuant to a Final Order on April 19, 2018), ordering it to cease and desist, among other things, offering “mining pool shares,” which were deemed “securities” under N.C. Gen. Stat. 78A-2(11), in North Carolina until they are registered with the North Carolina Secretary of State or are offered for sale pursuant to an exemption from registration under the North Carolina Securities Act, N.C. Gen. Stat. Chapter 78A.

We also rely on third-party mining pool service providers for mining revenue payouts from our mining operation, and certain of our potential hosting customers could be involved in, or could issue, cloud mining contracts or mining pool shares, and any regulatory restrictions on their practices could significantly reduce demand for our hosting services. Furthermore, it is possible that laws, regulations or directives that affect cryptocurrencies, cryptocurrency transaction processing or blockchain server hosting may change in a manner that may adversely affect our ability to conduct our business and operations in the relevant jurisdiction.

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

A number of proposed ICOs have sought to rely on Regulation A and have filed with the SEC a Form 1-A covering a distribution of a digital token. Two such offerings were qualified in July 2019. In addition, some token offerings have been commenced as private securities offerings intended to be exempt from SEC registration. While the SEC historically declined to approve exchange-traded products (such as ETFs) holding cryptocurrencies, it has since authorized the listing and trading of spot Bitcoin ETFs in January 2024 and spot Ethereum ETFs in May 2024. These approvals, however, are subject to ongoing compliance reviews focused on custody practices, investor protections, and technological risks associated with blockchain infrastructure. Besides, The SEC continues to take various actions against persons or entities that have allegedly misused cryptocurrencies, engaged in fraudulent schemes (i.e., Ponzi scheme) and/or engaged in the sale of tokens that were deemed securities by the SEC.

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

Companies across all industries and around the globe may face increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force (the “Task Force”) in the Division of Enforcement. The Task Force’s goal was to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC took several enforcement actions and proposed and/or adopted new rules. For example, on March 21, 2022, the SEC proposed rules that will require all public companies to include extensive climate-related information in their SEC filings. On March 6, 2024, the SEC adopted the long-awaited final rule, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which would require registrants, including foreign private issuers (“FPIs”), to disclose extensive climate-related information in their registration statements and periodic reports (the “Final Rule”). The Final Rule was intended to facilitate the disclosure of “complete and decision-useful information about the impacts of climate-related risks on registrants” and to improve “the consistency, comparability, and reliability of climate-related information for investors”. The fate of the Final Rule is uncertain. The Final Rule was challenged and litigation concerning the challenge is pending before the US Court of Appeals for the Eighth Circuit. On February 11, 2025, the Acting Chair of the SEC issued a statement indicating that SEC staff was directed to request the Eighth Circuit to delay scheduling oral arguments on the Final Rule pending a decision by the SEC whether to continue defending the rule. Although the federal government in the United States has indicated a reversal of previous climate and ESG-related initiatives, regulatory initiatives to impose climate and ESG-reporting requirements have occurred and continue to be expected at the state and international levels and may resurface in the United Stated in the future. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards and potential government regulations, which are evolving but may relate to the suitable deployment of electric power, or which are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation may suffer which would have a material adverse effect on our business, financial condition and results of operations.

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

Our issuance of additional Class A ordinary shares or convertible debt securities of equal or senior rank would have the following effects: (i) our existing holders’ of ordinary shares proportionate ownership interest in our company may decrease, (ii) the amount of cash available per ordinary share, including for payment of dividends in the future, may decrease, (iii) the relative voting power of each previously outstanding Class A ordinary shares may be diminished and (iv) the market price of Class A ordinary shares may decline. Under certain circumstances, each Class V ordinary share will automatically convert into one Class A ordinary share (as adjusted for share splits, share combination and similar transactions occurring), but as the conversion ratio is one-to-one, such mandatory conversion would not have a dilutive effect.

Furthermore, employees, directors and consultants of our company and our subsidiaries and affiliates hold, and are expected to be granted equity awards under our incentive plan. You will experience additional dilution when those equity awards become vested and exercised, for our ordinary shares.

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

Future sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.

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

On March 18, 2024, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (collectively, the “Sales Agents” for the purposes of this paragraph), pursuant to which we may offer and sell our Class A ordinary shares from time to time through or to the Sales Agents, as agent or principal.

On May 30, 2024, we entered into the “Private Placement with Tether International Limited, a BVI company (“Tether”), pursuant to which we issued to Tether (i) 18,587,360 Class A ordinary shares, and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares (at an exercise price equivalent to US$10.00 per Class A ordinary share.

On January 3, 2025, we entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (collectively, the “Sales Agents”), pursuant to which we may offer and sell our Class A ordinary shares  from time to time through or to the Sales Agents, as agent or principal. It is not possible to predict the actual number of Class A ordinary shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. In addition, we expect to incur substantial costs because we lost our emerging growth company status on December 31, 2024, see “—We lost our emerging growth company status on December 31, 2024. As a result, we anticipate incurring substantial costs and significant demands being placed upon management to comply with non-emerging growth company requirements earlier than planned” for more details.

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

For the year ended December 31, 2024, we identified material weakness in our internal control over financial reporting. In the event of any failure to remediate such material weakness or maintain an effective system of disclosure controls and internal control over financial reporting in the future, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of the Class A ordinary shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of the Class A ordinary shares.

Prior to the closing of the Business Combination, Bitdeer has been a private company with limited accounting personnel and other resources with which to address Bitdeer’s internal controls and procedures.

For the year ended December 31, 2024, our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weakness in internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified: lack of adequate execution and monitoring of control activities resulted in insufficient review of the maintenance of the bill of materials in the inventory cycle and the lack of precise review of certain assumptions in the draft valuation model associated with convertible senior notes prepared by an external independent third-party valuation firm, combining with the insufficient controls aimed at verifying the reliability of external information and platforms, including information sourced from mining pools in the cloud hash rate sharing business and other websites in the self-mining business, cryptocurrency custodial platform and Employee Stock Ownership Plan (ESOP) platform, collectively constituted a material weakness.

We have instituted plans to remediate the material weakness, including (i) enhance the review process on the assumptions used in the valuation report of convertible senior notes prepared by an external valuation firm, foster a closer communication loop with the external valuer to ensure the review process is sufficiently robust, and maintain appropriate evidence to support such reviews; (ii) enhance the monitoring on the accuracy verification of Bill of Materials (BOM) entry; and (iii) develop a set of control activities specifically aimed at verifying the reliability of external information, such as cross checking on the information from the mining pools and other websites with independent source, obtaining and performing an appropriate review on the system and organization controls (“SOC”) reports from the external vendors. However, if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements. The failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, which in turn could have a material adverse effect on our financial condition and results of operations.

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

Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2024.

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

In addition, our corporate affairs will be governed by the amended and restated memorandum and articles of association of our company, the Cayman Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our ordinary shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the amended and restated memorandum and articles of association of our company to determine whether or not, and under what conditions, our corporate records may be inspected by our ordinary shareholders, but we are not obliged to make them available to the ordinary shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We lost our emerging growth company status on December 31, 2024. As a result, we anticipate incurring substantial costs and significant demands being placed upon management to comply with non-emerging growth company requirements earlier than planned.

As an “emerging growth company,” as defined in the Securities Act before December 31, 2024, we benefited from certain temporary exemptions from various reporting requirements. However, we lost our emerging growth company status on December 31, 2024, due to becoming a large accelerated filer. This change has required us to significantly accelerate our compliance efforts, such as engaging our independent registered public accounting firm to attest to the effectiveness of our internal controls as required by Section 404(b) of the Sarbanes-Oxley Act in this annual report.

As an emerging growth company, we had elected under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) to delay (i) adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, and (ii) provision of an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. Given that we ceased being an emerging growth company on December 31, 2024, we are no longer eligible to delay the adoption of such new or revised accounting pronouncements applicable to public companies. In addition, we are required to provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

As a result, we expect to incur significant additional costs beyond what we had planned as an emerging growth company. Also, due to the complexity and logistical difficulty of implementing the standards, rules, and regulations that apply to non-emerging growth companies, such as Section 404(b) of the Sarbanes-Oxley Act, on an accelerated timeframe, the risk of our non-compliance with such standards, rules, and regulations or of significant deficiencies or material weaknesses in our internal controls over financial reporting is increased.

In addition, these public company requirements, including the enhanced requirements resulting from our loss of emerging growth company status, may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We are subject to taxes in various jurisdictions where we operate. Tax laws and practices applicable in the various jurisdictions we operate in are complex and sophisticated, and we face risks of tax incompliance caused by misunderstanding of regional tax policies or different tax administration enforcement. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant changes. Our effective tax rates could be affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.

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

Based on our analysis of our income, assets, activities, and market capitalization, we believe that our company was not a PFIC for its taxable year ended December 31, 2024. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of our company’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Class A ordinary shares from time to time, which could be volatile). In addition, the risk of our company being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent our company’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of our income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although our company currently treats these items of income as active, such treatment is uncertain. Moreover, certain of our business activities generate passive income and, although the amount of such income is currently small, the risk of us being a PFIC will increase if the proportion of our revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are (or are treated with respect to a U.S. Holder as) a PFIC for any taxable year during which a U.S. Holder owns Class A ordinary shares, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective U.S. Holders of Class A ordinary shares should consult their tax advisers regarding the application of the PFIC rules in their particular circumstances.

Because under certain attribution rules our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of Class A ordinary shares who own, directly or indirectly, ten percent or more of Class A ordinary shares.

For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation” (a “CFC”) generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries may be treated as constructively owned by our U.S. subsidiaries and, therefore, our non-U.S. subsidiaries may be treated as CFCs. Prospective holders of Class A ordinary shares that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the application of the CFC rules in their particular circumstances.

Future changes to tax laws could materially and adversely affect our company and reduce net returns to our shareholders.

Our company’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which our company operates. For instance, the Inflation Reduction Act of 2022 imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. The income and other tax rules in the jurisdictions in which our company operates are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect our company or our shareholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where our company has operations and where our company is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in Class A ordinary shares.

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

In April 2023, the Business Combination was completed, upon which Bitdeer Technologies Group became the ultimate corporate parent of our group, and the Class A Ordinary Shares were listed on the Nasdaq under the symbol “BTDR.” Certain additional information about us is set forth in “Item 4. Information on the Company — B. Business Overview” and is incorporated herein by reference.

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

Overview

We are a world-leading technology company for blockchain and high-performance computing. We are committed to providing comprehensive computing solutions for our customers. We handle complex processes involved in computing, such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. Additionally, we offer advanced cloud capabilities to support customers with high demand for artificial intelligence (AI).

Headquartered in Singapore, we currently operate six mining datacenters in the United States, Norway and Bhutan with an aggregate electrical capacity of 895 MW as of March 31, 2025. From these mining datacenters, we generate hash rate under management which is categorized into proprietary and hosting hash rate. As of March 31, 2025, our proprietary hash rate was 12.1 EH/s. Together with the 12.1 EH/s hosting hash rate generated from mining rigs hosted in our mining datacenters, we possessed a total of 24.2 EH/s of hash rate under management as of March 31, 2025. We expect to continue increasing our hash rate through 2025 and beyond through conversion of our existing hosting capacity, executing on pipeline capacity, and pursuing expansion opportunities on a global scale. As of March 31, 2025, we possessed an aggregate pipeline capacity of 1,794 MW in the United States, Norway Bhutan, Canada and  Ethiopia.

We primarily operate three business lines – “self-mining,” “hash rate sharing” and “hosting.” Self-mining refers to cryptocurrency mining for our own account, which allows us to directly capture the high appreciation potential of cryptocurrency. We offer two types of hash rate sharing solutions – Cloud Hash Rate and Hash Rate Marketplace. Through Cloud Hash Rate, we sell our proprietary hash rate to customers, offering hash rate subscription plans at fixed prices and sharing mining income with them under certain arrangements. Through our Hash Rate Marketplace solution, we connect reliable third-party hash rate suppliers with hash rate users to facilitate hash rate sales and generate revenue from charging service fees. Our hosting services offer customers one-stop mining rig hosting solutions encompassing deployment, maintenance and management services for efficient cryptocurrency mining. Among a wide selection of hosting services, customers can either subscribe to our Cloud Hosting service for the specified mining rigs from which they derive computing power under a “group-buying” model, or send their mining rigs to our mining datacenters for hosting under the General Hosting option or the Membership Hosting option. All of our three business lines are supported by Minerplus, our self-developed integrated intelligent software platform, which offers software support to significantly reduce time needed for daily maintenance and mining rig upgrade and substantially decrease operations and maintenance headcount.

In addition, we are developing two new business lines to supplement and support our existing business lines – “application-specific integrated circuit (ASIC) and mining rig business” and “HPC and AI cloud business.” In our ASIC and mining rig business, we leverage proprietary ASIC technology to develop, manufacture, and commercialize our SEALMINER mining rigs to diversify our revenue streams and accelerate the growth of our self-mining operations. While we did not generate sales revenue from our ASIC and mining rig business in 2024, some rigs were deployed to our mining datacenters during the year for performance testing and to expand our self-mining operations. We believe our ASIC technology platform will allow vertical integration and enable us to capture the upside ASIC margins via self-mining and sales of mining rigs to third parties, such as rapid hash rate development, a lower cost structure, enhanced capital efficiency, and an improved supply chain compared to the broader industry. In our HPC and AI cloud business, we offer advanced cloud capabilities and HPC services to customers with high demand for AI and computing. We operate the first cloud service platform in Asia that offers AI cloud services powered by NVIDIA DGX SuperPOD H100 system. Our AI cloud services help customers accelerate their development of generative AI, large language models (LLMs), and other AI workloads.

For the years ended December 31, 2022, 2023 and 2024, our total net revenue was US$333.3 million, US$368.6 million and US$349.8 million, respectively. We incurred net loss of US$60.4 million, US$56.7 million and US$599.2 million for the years ended December 31, 2022, 2023 and 2024. For the years ended December 31, 2022, 2023 and 2024, our adjusted EBITDA was US$93.2 million, US$97.0 million and US$39.4 million, respectively, where adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible notes, changes in fair value of holdback shares issued in connection with the FreeChain Acquisition, and changes in fair value of cryptocurrency-settled receivables and payables. We incurred adjusted profits of US$30.3 million, US$18.7 million for the years ended December 31, 2022 and 2023, respectively, and incurred adjusted loss of US$49.3 million for the year ended December 31, 2024, where adjusted profit/(loss) is defined as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible notes, changes in fair value of holdback shares issued in connection with the FreeChain Acquisition, and changes in fair value of cryptocurrency-settled receivables and payables.

The crypto asset market, especially the price of Bitcoin, has been highly volatile.  In recent years, the cryptocurrency market has experienced significant volatility, shaped by macroeconomic conditions, regulatory developments, and major industry events. The previous market downturn, exacerbated by the collapse of FTX and other high-profile insolvencies, led to a period of subdued activity and increased regulatory scrutiny. However, 2024 witnessed a substantial market rebound, with Bitcoin surpassing US$100,000 at its peak before recently settling back above US$80,000. These fluctuations are influenced by various factors, including regulatory announcements, macroeconomic conditions, and shifts in investor sentiment. The regulatory landscape has also evolved in response to these market dynamics. Following the 2024 U.S. presidential election, the new administration has introduced a series of policy measures impacting the cryptocurrency sector. Notably, regulatory agencies have signaled a more structured approach to digital asset oversight, focusing on compliance, consumer protection, and integration within traditional financial systems. While some of these initiatives have been perceived as supportive of industry growth, others have raised concerns regarding increased oversight and potential restrictions. These regulatory shifts present both challenges and opportunities for market participants, as they navigate evolving compliance requirements while exploring new business models and market expansion strategies.

Our Business Lines and Software Infrastructure

To date, we primarily operate three business lines - “self-mining,” “hash rate sharing” and “hosting,” all of which are supported by Minerplus, our self-developed integrated intelligent software platform, to enhance operational efficiency. In 2024, we have strategically prioritized resources to the development of our proprietary ASIC technology. While this has temporarily limited our hash rate growth, owning and deploying our own mining ASICs is an integral part of our full vertical integration strategy. In addition, commercializing SEALMINER ASICs enables us to diversify our revenue streams into the ASICs market. To support our customers with high AI demands, we are also developing our cloud HPC and AI cloud business to offer advanced cloud capabilities and HPC services.

Self-mining

We mine cryptocurrencies, primarily Bitcoins, for our own account. Self-mining allows us to capture the high appreciation potential of cryptocurrency to support our future expansion and operation. For the years ended December 31, 2022, 2023 and 2024, respectively, we generated US$62.4 million, US$111.7 million and US$163.1 million in revenue from self-mining. Historically, around 50% to 100% of our proprietary hash rate was utilized to support our self-mining, with the rest available for sale to customers through Cloud Hash Rate. However, we retain the flexibility to allocate our proprietary hash rate to either self-mining or Cloud Hash Rate, primarily based on our view of the Bitcoin market trends. To further expand our self-mining business, we intend to leverage our SEALMINER mining rigs to increase our proprietary hash rate, enhancing both our mining capabilities and operational scalability.

Hash rate sharing

We offer two types of hash rate sharing solutions, Cloud Hash Rate and Hash Rate Marketplace, to support cryptocurrency mining activities globally with convenient, transparent and reliable hash rate.

•
Cloud Hash Rate. Through Cloud Hash Rate, customers enter into hash rate contracts with us to subscribe to the hash rate derived from our self-owned mining rigs, saving themselves from purchasing, installing or hosting mining rigs. Cloud Hash Rate features authentic and transparent hash rate products as users can track the hash rate output on their chosen third-party mining pool, easily ascertain that they receive the right value and receive payments directly from mining pools. With our hash rate slicing and hash rate scheduling technologies, we are able to provide our customers continuous online computing power for series of cryptocurrencies, including Bitcoin, Filecoin, etc., subject to stable electricity supply. We offer our customers various hash rate subscription plans, primarily under (i) “classic mode” and (ii) “accelerator mode”, which enables customers to shorten investment costs recovery cycle. After a user subscribes to a cloud hash rate plan, mining pool operators connect the cloud hash rate generated from our mining rigs to blockchain network for a period specified in the cloud hash rate plan subscribed to and cryptocurrency rewards are delivered directly to the crypto wallet of the Cloud Hash Rate customer. For plans under “classic mode”, we generate revenue from fees paid to subscribe the hash rate as well as electricity, which maintains the mining rigs that produce the subscribed hash rate. For hash rate subscription plans under “accelerator mode”, while customers enjoy lower hash rate subscription fees compared to “classic mode”, on top of the aforementioned hash rate and electricity subscription fees, we are also entitled to sharing part of the mining rewards net of the electricity cost the customer paid for once that customer’s investment cost is recovered, which is defined as the cumulative mining reward received from the mining pool equals the amount of hash rate subscription fees paid upfront and the electricity fee paid and used to date. This unique model of selling cloud hash rate allows us to smooth the impact of Bitcoin price volatility as our income from hash rate sales are less directly related to cryptocurrency price compared to self-mining. When Bitcoin price appreciates, we can capture part of the benefits as the demand of hash rate will be driven up; when Bitcoin price depreciates, we are still able to recover costs or generate revenue from hash rate sales. We use standard agreement with our customer for Cloud Hash Rate. We generated revenue of US$121.3 million, US$67.9 million and US$39.8 million for the years ended December 31, 2022, 2023 and 2024, respectively, from Cloud Hash Rate.

•
Hash Rate Marketplace. We connect supply of hash rate from mining rigs owned by third parties, such as miners or mining datacenter owners, with our user base with hash rate demands, allowing such hash rate suppliers to access our large base of high-quality customers. With Hash Rate Marketplace, we offer a marketplace that is able to utilize excessive hash rate in the network and expand ways of monetization for third-party hash rate suppliers, accelerating their cash payback to support future expansion. For transactions completed on Hash Rate Marketplace, the third-party hash rate suppliers will be responsible for providing hash rate and post-sale services, pursuant to the negotiated terms between these third-party hash rate suppliers and customers, with which we have no involvement and we generate revenue by charging service fees. We did not generate revenue from Hash Rate Marketplace for the years ended December 31, 2022, 2023 and 2024.

Hosting

We offer three types of hosting services, Cloud Hosting, General Hosting and Membership Hosting, to meet customers’ diverse demands for professional hosting solutions and lower the prohibitive upfront investment costs associated with mining datacenter construction, deployment and operation.

•
Cloud Hosting. We provide retail miner customers with one-stop mining rig hosting solutions, enabling them to gain access to stable supply of computing power from specified mining rigs in a capital-light manner. Through Cloud Hosting, users participate in a customer group, pay an upfront fee for the computing power produced by the specified mining rigs, and subscribe to the hosting service for the same mining rigs. As such, customers may enjoy the computing power derived from specified mining rigs over the life of such mining rigs to generate cryptocurrency rewards. Traditionally, a miner has to purchase and physically possess a mining rig, deploy and operate it in a mining datacenter in order to gain access to all the computing power generated from that specified mining rig. Cloud Hosting provides an innovative alternative by providing hosting service for the specified mining rigs that produce computing power for the Cloud Hosting customers, saving the customers the need to pick up the mining rig, construct one’s own mining datacenter, and operate and deploy the mining rig. Specifically, we are responsible for the operation and maintenance of mining datacenter that hosts the mining rigs, as well as mining rigs operation, maintenance and repair. As such, we significantly lower the upfront investment and expertise threshold for retail miners, providing them with the same opportunity of cryptocurrency returns as major and sophisticated miners. We also provide complete set of cloud hosting technical solutions and resources to ensure operational efficiency. Our first-of-its-kind “group-buying” model allows retail miners to purchase the computing service from and maintenance service for as little as one mining rig, further lessening the upfront investment burden. Similar to the Cloud Hash Rate “accelerator mode” subscription plans, in 2021, we launched the “accelerated payback mode” for Cloud Hosting, where customers can enjoy a favorable rate for the upfront fee compared to “classic mode” (i.e., the traditional arrangement). Under the standard agreements with our customers for Cloud Hosting, we charge customers an upfront fee so they can secure the procurement of computing power from the specified mining rigs. We also charge a maintenance fee for our electricity supply and daily maintenance and repair care. We are entitled to a portion of the mining profit of an “accelerated payback mode” customer after the customer recovers the investment cost, which is defined as the mining reward earned from the mining pool equals the upfront fee paid and the maintenance fee and other fees incurred to date. We generated revenue of US$12.7 million, US$3.2 million and US$1.1 million for the years ended December 31, 2022, 2023 and 2024, respectively, from Cloud Hosting. We did not generate any revenue from mining profit sharing from plans under Cloud Hosting’s “accelerated payback mode” for the years ended December 31, 2022, 2023 and 2024.

•
General Hosting. We offer hosting solutions to professional miner customers who send their mining rigs to our mining datacenters for hosting. Specifically, we provide server room, professional support from technical and managerial personnel, supporting power, network and security monitoring facilities, among others, and carry out routine maintenance, system configurations, troubleshooting and daily reporting to ensure a smooth operation of the hosted mining rigs. At the customers’ option, we also provide assistance for deployment, installation and removal of hosted mining rigs and repairment of mining rigs. Under the standard agreements with General Hosting customers, we charge monthly service fees, which include costs of operating and maintaining the mining rigs, costs of electricity and other costs mainly related to mining rig deployment and repair. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customers’ mining yield during a period. We generated revenue of US$99.3 million, US$97.3 million and US$67.6 million for the years ended December 31, 2022, 2023 and 2024, respectively, from General Hosting.

•
Membership Hosting. We offer a membership program for large-scale miner customers who seek stable, long-term supply of hosting capacity and send their mining rigs to our mining datacenters for hosting purpose. Unlike General Hosting where the customer’s access to mining datacenter capacity is subject to the availability of such capacity at the time the request was raised, a customer under Membership Hosting will be designated of certain capacity (i.e., designated capacity) exclusive for use by such customer, by signing a standard membership program agreement. We also provide other program benefits, if available, to customers under Membership Hosting, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining rig management services, than the prevailing price in the local market. We charge an upfront fee for such program benefits. We also provide management services, such as infrastructure, custody, and utility, for the mining rigs of a Membership Hosting customer up to designated capacity, pursuant to a separate management services agreement, and charge management services fee. We also charge additional fee, at our stand-alone selling price, for the subscription of our mining rigs operation service. The management services fee and the mining rigs operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period. For our Membership Hosting contracts, payment terms are individually negotiated and may differ among customers. Through this membership program, we seek to facilitate risk control and stable hosting income from large-scale miner customers by providing them reliable and long-term hosting capacity. We generated revenue of US$26.1 million, US$79.9 million and US$64.0 million for the years ended December 31, 2022, 2023 and 2024, from Membership Hosting.

The major differences among Cloud Hosting, General Hosting and Membership Hosting are the sources of mining rigs, the target customers and the customers’ payment of hosting fees, as summarized below.

Hosting service	Sources of mining rigs	Target customers	Fees
Cloud Hosing	Mining rigs from our existing mining fleets	Retail miners	• •	Upfront payment for subscription of computing power from our mining rigs Maintenance fees throughout the service process
General Hosting	Mining rigs from target customers	Professional miners	•	Monthly payment for hosting service based on actual consumption of our mining datacenter resources, such as electricity
			•	Additional variable consideration based on the customers’ mining yield
Membership Hosting	Mining rigs from target customers	Large-scale miners	• •	Upfront payment to secure our capacity Monthly payment for management service based on the actual consumption of our mining datacenter resources, such as electricity, after the delivery of capacity

We believe that hosting services will enable us to maximize assets utilization with minimal capital expenditure for our growing mining datacenter capacity, maximize overall scale of hash rate supported by our software platform Minerplus which may lead to future business opportunities, and improve the operational efficiency by serving professional customers.

Minerplus is our self-developed integrated intelligent software platform that offers software support to significantly reduce time needed for daily maintenance and mining rig upgrade and substantially decrease operation and maintenance headcount. The functions of Minerplus mainly encompasses real-time mining datacenter and hash rate monitoring as well as virus detection and removal. Minerplus enables intelligent management of our self-mining business and enhances product and service quality of Cloud Hash Rate and our hosting services. We also provide standalone Minerplus service to third-party mining datacenters.

ASIC and Mining Rig Business – SEALMINER Mining Rigs

SEALMINER, a pioneering brand of our mining rigs, specializes in offering efficient and sustainable mining solutions. SEALMINER integrates our self-developed SEAL series of mining chips manufactured using advanced process nodes. By continuously improving power efficiency ratios, SEALMINER is dedicated to providing innovative, efficient, and reliable products and services to customers.

In March 2024, we successfully tested our first Bitcoin mining chip, the SEAL01, which has been integrated into our new SEALMINER A1 mining rigs. The first sample batch was energized and production of approximately 3.8 EH/s has been substantially completed as of March 2025, with units currently in batch transportation to our datacenters in Texas, Bhutan and Norway.

In October 2024, we launched our second generation SEALMINER A2 mining rig series equipped with our SEAL02 chip. Our SEALMINER A2 series includes both an air-cooling and a hydro-cooling model and boasts a hash rate of 226 TH/s and 446 TH/s, with a power efficiency ratio of 16.5 J/TH.

In March 2025, we launched our latest self-developed mining rigs, the SEALMINER A2 Pro series. As the updated version of the SEALMINER A2, the A2 Pro series includes two models: the air-cooling SEALMINER A2 Pro Air and the hydro-cooling SEALMINER A2 Pro Hyd. Both deliver a power efficiency ratio of 14.9 J/TH, offering higher efficiency ratios, advanced technologies, and enhanced stability. In the same month, we also tested our latest Bitcoin mining chip, SEAL03, with a power efficiency ratio of 9.7J/TH while running at low voltage, ultra power-saving mode. SEAL03 uses one of the most advanced process nodes in partnership with the world-leading semiconductor foundry and will be integrated into our upcoming SEALMINER A3 series mining rigs. The research and development of SEAL04 remains on track.

HPC and AI Cloud Business

We completed the deployment and testing of our Bitdeer AI Cloud, powered by NVIDIA DGX SuperPOD with H100 system, in March 2024, becoming the first cloud service platform in the Asian region to offer NVIDIA DGX SuperPOD H100 service. The service provides our customers with access to NVIDIA AI supercomputing to help them accelerate their development of generative AI, large language models (LLMs), and other AI workloads. For the year ended December 31, 2024, revenue generated from AI Cloud Service was immaterial.

To support our HPC and AI cloud business, as of the year ended December 31, 2024, we have procured the following equipment from NVIDIA Corporation, with a total purchase amount of approximately US$13.2 million. The equipment are currently physically located in Singapore.

Equipment	Type	Quantity
Nvidia DGX H100	Server	31
Nvidia HGX H200	Server	3

In addition, we engaged TLM Group, a leading consultant in AI and HPC datacenter engineering and construction to conduct a review of our infrastructure portfolio to assess suitability for AI and HPC applications at our U.S. sites. TLM Group confirmed the suitability of several of our U.S. sites for Tier 3 HPC and AI datacenters, as these sites have power available in a short time frame, low-latency fiber and water resources. We are in discussions with potential development partners and potential end users for selecting large scale sites in the U.S. for HPC and AI datacenters.

 Measures to prevent unauthorized or impermissible customer access

We have established anti-money laundering (“AML”) processes, know your customer (“KYC”) procedures and IP address geo-blocking measures, to prevent unauthorized and impermissible access to our hash rate products by U.S. customers and customers from other jurisdictions where we have identified laws or regulations that restrict the offering of our hash rate products. These measures generally encompass the following key steps: (i) following IP address and customer identification, IP addresses located in regions such as Cuba, Iran, North Korea, Syria, and Crimea Area, will be blocked, and IP addresses in most other areas, including the United States, will be asked to complete AML and KYC procedures prior to purchasing our products and services; (ii) following and based on the results of customer due diligence process, customers from the United States or other applicable jurisdictions will be denied purchase of our hash rate products; (iii) following and based on the results of customer due diligence process, any entity listed on U.S. export control and economic sanctions lists, including but not limited to the Denied Persons List, the Entity List and Specially Designated Nationals and Blocked Persons List (SDN List), will be denied purchase any of our products; and (iv) transactions and the KYC status of the customers will be subject to our monitoring and periodic review.

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

Our Cryptocurrencies

Cryptocurrencies and Protocols Involved in Our Business

96.1%, 98.8% and 97.8% of our self-mining revenue for the years ended December 31, 2022, 2023 and 2024 respectively were generated from Bitcoin mining. The remaining mining yield were generated from Ethereum Classic, Dogecoin, Filecoin and other cryptocurrencies that are less mainstream, as illustrated below:

	For the Year Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
BTC	159,401	97.8	110,386	98.8	59,845	96.1
ETC	2,715	1.7	9	0.00	4	0.00
DOGE	278	0.2	371	0.4	590	0.9
FB	263	0.2	-	-	-	-
FIL	195	0.1	183	0.2	458	0.7
ZIL	69	0.0	-	-	-	-
ZEC	49	0.0	454	0.4	902	1.4
IO	46	0.0	-	-	-	-
LTC	39	0.0	194	0.2	248	0.4
ELA	7	0.0	4	0.0	4	0.0
BCH	5	0.0	9	0.0	22	0.0
QUBIC	5	0.0	6	0.0	-	-
BELLS	4	0.0	-	-	-	-
NMC	2	0.0	2	0.0	11	0.0
SC	2	0.0	1	0.0	-	-
SYS	2	0.0	-	-	-	-
CKB	1	0.0	9	0.0	41	0.1
LKY	1	0.0	-	-	-	-
PEP	1	0.0	-	-	-	-
XCH	1	0.0	37	0.0	73	0.1
DCR	-	-	13	0.0	106	0.2
ETH	-	-	-	-	8	0.0
HNS	-	-	5	0.0	47	0.1
Total	163,086	100.0	111,683	100.0	62,359	100.0

95.7%, 99.1% and 99.5% of our Cloud Hash Rate revenue for the years ended December 31, 2022, 2023 and 2024 respectively were generated from hash rate plans subscribed for Bitcoin mining. We have commenced mining operation on a proprietary basis for Filecoin, which adopted PoST protocol, and also offered computing power sharing solutions regarding Filecoin mining under our Cloud Hash Rate business.

Policies and Procedures Related to Our Cryptocurrencies

We obtain cryptocurrencies from self-mining and cryptocurrency receivables and also generally accept cryptocurrencies as payments for services available to customers, such as Cloud Hash Rate, Cloud Hosting, General Hosting and Membership Hosting. We generally do not hold cryptocurrencies obtained through business operation, including mining and otherwise, and promptly convert them into fiat currency prior to December 31, 2023. In response to the market dynamics, we applied a flexible internal strategy in 2024 for either converting cryptocurrencies obtained through our principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future. The cryptocurrencies held by us as of December 31, 2022, 2023 and 2024 were US$2.2 million, US$ 15.4 million and US$77.5 million, respectively. The table below shows the type and amount of digital assets held as of the end of each year:

	As of December 31,
	2024			2023			2022
	US$		%	US$		%	US$		%
	(in thousands, except for percentages)
BTC	62,560		80.7	6,729		43.8	208		9.6
ETH	6,885		8.9	3,992		26.0	5		0.2
USDT	5,096		6.6	3,733		24.3	162		7.4
ETC	1,482		1.9	0	*	0.0	0	*	0.0
FIL	859		1.1	844		5.5	1,692		77.8
DOGE	634		0.8	5		0.0	6		0.4
LMR	13		0.0	13		0.1	-		-
LTC	4		0.0	8		0.1	8		0.4
USDC	2		0.0	34		0.2	89		4.1
BCH	1		0.0	7		0.0	2		0.1
ZEC	1		0.0	3		0.0	1		0.0
ELA	0	*	0.0	3		0.0	1		0.0
DASH	0	*	0.0	0	*	0.0	0	*	0.0
DCR	0	*	0.0	0	*	0.0	0	*	0.0
BCHA	0	*	0.0	0	*	0.0	-		-
XCH	0	*	0.0	0	*	0.0	1		0.0
NMC	0	*	0.0	0	*	0.0	0	*	0.0
ETHW	0	*	0.0	-		-	-		-
USDV	0	*	0.0	-		-	-		-
FB	0	*	0.0	-		-	-		-
PEP	0	*	0.0	-		-	-		-
ZIL	0	*	0.0	-		-	-		-
JKC	0	*	0.0	-		-	-		-
CKB	-		-	0	*	0.0	0	*	0.0
SC	-		-	-		-	0	*	0.0
Total	77,537		100	15,371		100.0	2,175		100.0

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

Our Cryptocurrencies Storage and Custodial Practices

During the years ended December 31, 2022, 2023 and 2024, substantially all of our cryptocurrencies were held in custody by Matrixport Group and our disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group, a related party. Following our separation from BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”), we entered into two custody agreements with Matrixport Group on February 10, 2021 through our subsidiaries, pursuant to which we appointed Matrixport Group to (i) establish a custody account for the deposit of cryptocurrencies to be held by Matrixport Group on our behalf, and (ii) act as the custodian of the cryptocurrencies that are delivered to the designated blockchain address under our custody accounts. For more information, please see the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Cryptocurrencies — We may not have adequate sources of recovery if the cryptocurrencies held it us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw its cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.”

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

All withdrawal and transfer of assets shall be permitted by applicable laws and regulations and Matrixport Group’s internal policies and procedures. Matrixport Group is obligated to keep and maintain, or cause to be kept, accurate books and records with respect to any custody account and assets in accordance with applicable law. Statements of assets, along with a ledger of receipts and disbursements of assets is available to us via Matrixport Group’s custody system. Under the custody agreements, we are obligated to pay to Matrixport custody fees as a percentage of the value of the cryptocurrencies in U.S. Dollars under custody, monthly management fees as negotiated, and withdrawal fees if applicable. We incurred approximately US$0.4 million, US$0.2 million and US$0.2 million service fees, respectively, including primarily custody fees, to Matrixport Group for the years ended December 31, 2022, 2023 and 2024.

Our Mining Datacenters

We have built and currently operate three mining datacenters in the United States, two in Norway and one in Bhutan with an aggregate electrical capacity of 895MW in use as of March 31, 2025. We have initiated the expansion of our existing mining datacenters and expect to achieve access to a total electrical capacity of 2,689 MW thereafter.  The locations, electrical capacity, status and estimated timeline of our mining datacenters in use and in the pipeline, as of March 31, 2025, are illustrated in the chart below.

Site/Location	Capacity (MW)	Estimated Completion Timeline(1)
Mining datacenters in use
Rockdale, Texas	563	Completed
Knoxville, Tennessee	86	Completed
Wenatchee, Washington	13	Completed
Molde, Norway	84	Completed
Tydal, Norway	50	Completed
Gedu, Bhutan	100	Completed
Subtotal	895(2)

Mining datacenters in the pipeline(3)
Tydal, Norway Phase 1	40	April 2025
Tydal, Norway Phase 2	135	Mid 2025
Massillon, Ohio	221	Q3-Q4 2025
Clarington, Ohio Phase 1	266	Q3 2025
Clarington, Ohio Phase 2	304	Estimate 2026
Jigmeling, Bhutan	500	Q2 2025
Rockdale, Texas	179	Estimate 2026
Alberta, Canada	99	Q4 2026
Oromia Region, Ethiopia	50	Q4 2025
Subtotal	1,794
Total	2,689

Note:
(1)	The estimated completion timeline is indicative only, with all timing references referring to calendar quarters and years.
(2)	Minor discrepancies in figures may occur due to rounding.
(3)	“In the pipeline” refers to datacenters with power secured, currently under active construction or negotiation but not yet completed.

Mining datacenters in use

•	Texas Mining Datacenter. Our mining datacenter in Rockdale, Texas became operational in February 2019 and had 563MW electricity capacity in use as of March 31, 2025.

•
Norway Mining Datacenters. Our mining datacenters in Fræna municipality (Molde mining datacenter) and Tydal municipality (Tydal mining datacenter), Norway became operational in December 2019 and had 134MW electrical capacity in use as of March 31, 2025.

•	Tennessee Mining Datacenter. Our mining datacenter in Knoxville, Tennessee became operational in May 2020 and had 86MW electrical capacity in use as of March 31, 2025.

•	Washington Mining Datacenter. Our mining datacenter in Pangborn, Washington became operational in May 2018 and had 13MW electrical capacity in use as of March 31, 2025.

•	Bhutan Mining Datacenter. Our mining datacenter in Gedu, Bhutan became operational in the third quarter of 2023 and had 100MW electrical capacity in use as of March 31, 2025.

Mining datacenters in the pipeline

We have accumulated knowledge and expertise in the global landscape of electric power supply, which enables us to select prime locations to construct mining datacenters.

•
Tydal Mining Datacenter. As of March 31, 2025, the regulatory approval has been obtained for the 175MW hydro cooling datacenter at our mining facility in Tydal, Norway, with 70 MW set for energization and commissioning in early April, 2025 and the remaining 105 MW scheduled for completion by mid-2025 to be completed in mid-2025.

•
Massillon Mining Datacenter. Substation construction is underway for a 221MW datacenter in Massillon, Ohio, the construction of which is expected to be completed between third and fourth quarter of 2025.

•
Clarington Mining Datacenter. We are progressing with the construction of Phase 1 of a 266MW mining datacenter in Clarington, Ohio, expected to finish by the third quarter of 2025, while Phase 2 of the same facility, with a capacity of 304MW, is currently pending approval and in negotiation with the landlord.

•
Jigmeling Mining Datacenter. We have made progress in the construction of a 500MW mining datacenter in Jigmeling, Bhutan, which is expected to be energized in phases beginning in April through June 2025.

•
Rockdale Mining Datacenter. We are developing a 179MW mining datacenter in Rockdale, Texas, with estimated completion in 2026. As of March 31, 2025, approximately 1.4 EH/s of SEALMINER A1 hydro mining rigs have been energized.

•	Alberta Mining Datacenter. We have acquired a site for the construction of a 99MW datacenter in Alberta, Canada, with estimated energization by the fourth quarter of 2026.

•	Oromia Region, Ethiopia. We have acquired a site for the construction of a 50 MW mining datacenter in Ethiopia, with estimated energization by the fourth quarter of 2025.

We will develop and construct the power plant in partnership with a leading Engineering, Procurement and Construction (“EPC”) company and is expected to be energized by the fourth quarter of 2026.

We are also continually exploring other sites for power security and constructions of our mining datacenters.

Agreements Related to Our Mining Datacenters

Lease Agreement for the Mining Datacenter in Rockdale, Texas

In June 2018, Dory Creek, LLC, our subsidiary, entered into the Lease Agreement with Alcoa USA Corp. (“Alcoa”), as amended by the First Amendment to Lease dated October 18, 2018, the Second Amendment to Lease dated May 1, 2019, the Third Amendment to Lease dated May 11, 2021, the Fourth Amendment to the Lease dated May 11, 2021, the Fifth Amendment to Lease dated August 30, 2021 and the Sixth Amendment to Lease dated October 25, 2021 (the “Texas Lease Agreement”), pursuant to which we lease land, certain buildings and improvements on the land, a certain portion of Alcoa’s power delivery network (“PUN”) and the non-exclusive right to use certain common areas in Rockdale, Texas, for the operation of a blockchain data processing software and hardware center (“Data Center”) as well as the office use and a technology repair facility related to the Data Center. Alcoa sells and conveys to us a 100% ownership interest in a certain PUN power circuit and the associated downstream components, subject to certain power delivery restrictions. Upon termination of the Texas Lease Agreement, our interest and ownership in the PUN will revert to Alcoa. We have an option to extend the term of this lease for two successive periods of five years (each such period an “Extension Term”). If applicable, on each January 1 during the Extension Term, the annual fixed rent shall increase by the greater of 2.5% or the percentage of the change in the CPI, not to exceed 5% in any single year between the first month and the eleventh month during the previous year.

The Texas Lease Agreement was subsequently assigned by Alcoa to SLR Property I, LP (“SLR”), with whom Dory Creek, LLC entered into the Seventh Amendment to Lease and the Eighth Amendment to Lease, pursuant to which we lease certain buildings and access areas for storage/warehouse use (the “Storage Premises”, the premises under the Texas Lease Agreement except the Storage Premises, the “Remainder Premises”). Our lease with the Storage Premises (the “Storage Premises Lease”) automatically expires on the earlier of December 31, 2025 or the date that the Remainder Premises Lease expires or terminates (the “Storage Premises Initial Term”). To the extent the Remainder Premises Lease remains in effect beyond the expiration of the Storage Premises Initial Term, we have the option to extend the Storage Premises Lease for one successive renewal period (the “First Storage Premises Renewal Term”) till the earlier of December 31, 2030 or the date that the Remainder Premises Lease expires or terminates. To the extent the Remainder Premises Lease remains in effect beyond the expiration of the First Storage Premises Renewal Term, we have the option to extend the Storage Premises Lease for another successive renewal period till the earlier of December 31, 2035 or the date that the Remainder Premises Lease expires or terminates.

Share Purchase Agreement for the Molde Mining Datacenter in Fræna Municipality and the Tydal Mining Datacenter in Tydal Municipality, Norway

In April 2024, we designated our wholly-owned indirect subsidiary, Norwegian AI Technology AS (“Norwegian AI”), as our transferee and entered into a share purchase agreement (the “Agreement”), with BRYHNI.COM AS and RENOL INVEST AS (collectively, the “Sellers”). Pursuant to the Agreement, we agreed to acquire all the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS (collectively, the “Acquisition”), each a private limited liability company incorporated and existing under the laws of Norway, from the Sellers, to support our Molde and Tydal mining datacenters. The closing consideration for the Acquisition consisted of (i) US$15,000,000 in cash, (ii) 417,130 Class A ordinary shares , (iii) a secured and freely tradable consideration loan note of US$15,000,000 with a maturity of five years, and with a coupon rate of six percent per annum, accompanied by collateral in the form of a first priority share pledge to be granted by Norwegian AI and (iv) a call option to acquire US$15,000,000 worth of Class A ordinary shares at a strike price of US$35.96 per Class A Ordinary Share. The loan note was fully repaid in December 2024 and the share pledge consequently discharged.

Commercial Purchase and Sale Agreement for the Mining Datacenter in Knoxville, Tennessee

In February 2018, We entered into the Commercial Purchase and Sale Agreement through Bitdeer Inc. (fka Bitmain Inc.) with Kemet Foil Manufacturing LLC, FKA Cornell Dublilier pursuant to which it purchased from Kemet Foil Manufacturing LLC, FKA Cornell Dublilier a tract of land of approximately 9.88 acres improved with a 77,678 square foot industrial building together with all fixtures, landscaping, improvements, and appurtenances, located at 5101 S. National Drive, Knoxville, Tennessee, 37914, for a consideration of US$3.6 million. On March 20, 2018, Bitdeer Inc. transferred a quitclaim deed of the afore-mentioned track of land to Carpenter Creek LLC, our subsidiary, in consideration of the sum of one dollar and other good and valuable considerations.

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

Land Lease Agreement for the Mining Datacenter in Gedu, Bhutan

In August 2023, we entered into a land lease agreement (the “Gedu Lease Agreement”) with Druk Holding and Investments Limited (“DHI”) through Bitdeer Gedu Private Limited, our subsidiary, pursuant to which DHI demises and leases unto us the exclusive right to use the sites located at Gedu, Bhutan for purposes of constructing, developing, operating and maintaining our cryptocurrency mining datacenter in Bhutan with an operational hosting capacity of 100MW.

In January 2025, we entered into a master deed of novation with DHI and Green Digital Limited, pursuant to which DHI agreed to transfer by novation all of its rights and obligations under the Gedu Lease Agreement, and Green Digital Limited has acquired and assumed all rights, interests, benefits, liabilities and all obligations thereunder.

Property Purchase Agreement for the Mining Datacenter in Ohio

In August 2023, we entered into a contract of sale (“Contract of Sale”) with B&D Power Solutions, LLC through White Tail Creek, LLC (“While Tail Creek”), our subsidiary, pursuant to which B&D agrees to sell and convey to us certain property set forth in the Contract of Sale, including but not limited to the land situated in Stark County, Ohio, together with all improvements and related rights and interests, as well as certain personal property, for a total purchase price of US$1.6 million.

Lease Agreement for the Mining Datacenter in Monroe County, Ohio

In February 2024, we entered into a lease agreement with Monroe County Port Authority (“MCPA”) through Erie Creek LLC (“Erie Creek”), our subsidiary, as amended by the First Amendment to Lease Agreement (entered in April, 2024, the “First Amendment”) and the Second Amendment to Lease Agreement (entered in January, 2025), by and between the same parties (the “Monroe County Lease Agreement”). Pursuant to the Monroe County Lease Agreement, MCPA agrees to lease to Erie Creek a portion of certain land and improvements located in Ohio Township, Monroe County, Ohio for ten years (the “Primary Term”), with a portion of such leased premises to be used by AEP Energy Inc., for the construction of certain electric facilities. Through the First Amendment, the “Building Premises” under the lease are expanded to include an additional 94,723 square feet (referred to as the “New Building Premises”). Through the Second Amendment, (1) Erie Creek assigns its rights and obligations under the lease to Whitetail Creek LLC (“Whitetail Creek”, also one of our subsidiary); (2) The leased premises are expanded to include an additional 25.2-acre premises (referred to as the “Second Amendment Premises”). The total leased premises now include the original leased premises, the New Building Premises from the First Amendment, and the Second Amendment Premises; (3) tenant (Whitetail Creek) has the option to extend the lease for seven additional terms of ten lease years each after the Primary Term, provided that tenant is not in default; (4) tenant has the option to lease an additional portion of the project (the “Option Area”) by giving written notice within the option term (beginning on the execution date of the Second Amendment through the end of the 6th month thereafter).

Land Lease Agreement for the Mining Datacenter in Jigmeling Bhutan

In May 2024, we entered into a land lease agreement (the “Jigmeling Lease Agreement”) with DHI through Bitdeer Jigmeling Private Limited, our subsidiary, pursuant to which DHI demises and leases unto us the exclusive right to use the sites located at Jigmeling, Bhutan for the sole purpose of constructing, operating and maintaining our cryptocurrency mining datacenter in Bhutan with an operational hosting capacity of 500MW.

In January 2025, we entered into a master deed of novation with DHI and Green Digital Limited, pursuant to which DHI agreed to transfer by novation all of its rights and obligations under the under the Jigmeling Lease Agreement, and Green Digital Limited has acquired and assumed all rights, interests, benefits, liabilities and all obligations thereunder.

Sale and Purchase Agreement  for the Mining Datacenter in Fox Creek, Alberta, Canada

On February 3, 2025, we entered into a purchase and sale agreement through Bitdeer Energy Inc., a Canadian subsidiary of the Group with Alberta Limited to purchase a fully licensed and permitted 101 MW site and gas-fired power project situated on 19 acres of land near Fox Creek, Alberta, Canada, for a consideration of US$21.7 million.

Energy

We have built, and will continue to make significant investment in building strong partnerships with local electricity experts and power enterprises. Through these partnerships, we reached an average electricity cost of our mining datacenters to US$42/MWh for the year ended December 31, 2024. We entered into electric power supply agreements with electricity suppliers to secure low electricity costs for our mining datacenters in Rockdale, Texas and in Norway.

We consider environmental protection vitally important and have implemented measures in the operation of our business, in particular mining datacenters, to ensure our compliance with all applicable laws and regulations in the United States, Bhutan, Norway and other applicable jurisdictions. Our hash rate expansion strategy is energy conscious. We constantly monitor the operation of our mining rigs and replace old mining rigs models with new ones periodically to optimize energy efficiency. As a result, we successfully lowered our average energy consumption from 36.5j/T as of December 31, 2022 to 31.7j/T as of December 31, 2023, and further to 30.4j/T as of December 31, 2024.  Our latest self-developed mining rigs, the SEALMINER A2 and A2 Pro series, which were launched in October 2024 and March 2025, are designed to enhance energy efficiency upon development. Our latest mining chip, SEAL03, achieved an energy efficiency of 9.7 J/TH at the chip level during chip verification and prototype testing while running at low voltage, ultra power-saving mode.  Once mass production of the related mining rigs begins, we anticipate a further reduction in our average energy consumption. Through years of experience in and deep insight into the global power supply market, we are able to discover outstanding mining construction resources that are both cost-efficient and environmentally friendly.

We stick with high environmental, social and governance (ESG) standards and strive to constantly increase the ratio of power supply generated from carbon-free energy. The ratio of our carbon-free power supply reached approximately 62% as of December 31, 2024, and is expected to be remain at around 65% upon completing the construction of all mining datacenters “in the pipeline”. The ratio of our carbon-free power supply, as used herein, represents the weighted average ratio of carbon-free power supply at our datacenters, weighting in the respective electrical capacity at each datacenter. To be more specific, it is calculated by dividing (x) the sum of ratio of carbon-free power supply multiple by electrical capacity at each of our datacenters, by (y) the total electrical capacity contributed by all our datacenters.

According to the latest available statistics regarding energy structure of power supply from respective local authorities or suppliers as of December 31, 2024, (i) the power supply in our mining datacenter in Pangborn, Washington was 100% carbon-free, almost entirely supported by hydroelectric resources, (ii) the power supply in our mining datacenters in Molde and Tydal, Norway was 100% carbon-free, primarily supported by wind and hydroelectric resources, (iii) the power supply in our mining datacenter in Rockdale, Texas was approximately 46% carbon-free, supported by clean energy resources such as wind, nuclear, solar and hydroelectric, as well as traditional energy resources such as gas and coal, (iv) the power supply in our mining datacenter in Knoxville, Tennessee was approximately 60% carbon-free, supported by clean energy resources, such as unclear, hydroelectric and solar, as well as traditional energy resources such as clean- burning natural gas units, and (v) the power supply in our mining datacenter in Gedu, Bhutan was 100% carbon-free, almost entirely supported by hydroelectric resources. To further improve the ratio of our carbon-free power supply, we intend to engage a carbon offset strategy consultant to formulate a carbon emissions offsetting plan for our mining datacenters in Texas.

Sales and Marketing

Historically, we attracted and retained our customers by offering high-quality products and services, without heavily relying on online or offline advertising campaigns to promote the sales of our products and services.

Technologies

We stay at the forefront of technology development and have built prominent research and development capabilities, including the progress we made on our ASIC technology roadmap. We benefit from our continuous investment in research and development as well as our strong and expanding research and development talent pool. Our core technical team has an average of over ten years of experience in major market players in the cryptocurrency industry. We have obtained patents to support key technologies underpinning our operations.

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

•
Hash rate scheduling. We are able to achieve redeployment of hash rate across different mining rigs through hash rate scheduling. When a single mining rig fails, hash rate from other mining rigs can be instantly dispatched to ensure timing stability of hash rate supply. As a result, we are able to maintain a hash rate online rate of 100% under Cloud Hash Rate.

•
Real-time monitoring. Minerplus supports efficient and constant monitoring, automated operation and maintenance as well as data analysis for mining rigs of different models under different brands, located in mining datacenters of different sizes in different locations. We have developed a highly efficient monitoring model adopting a procedure of prediction - feature analysis - data processing - reverse operation, which is able to accurately identify and quickly scan the monitored objects, and return operating data of the mining rig in real-time.

•
Clean energy. We have taken various measures to increase the ratio of clean energy in support of the operations of our mining datacenters. As of December 31, 2024, our non-carbon energy supply ratio was approximately 62%. Our research and development team has started the feasibility assessment of the use of solar power to support our mining datacenters. We have also spent considerable efforts in minimizing the impact on the local environment. For example, instead of building new plants from the ground, we renovated abandoned or deserted plants on sites when constructing our mining datacenters in Tennessee and Texas. See the section entitled “— Energy” above for more details.

•
ASIC technology. We leverage proprietary ASIC technology to develop, manufacture, and commercialize our SEALMINER mining rigs to diversify our revenue streams and accelerate the growth of our self-mining operations. Owning and deploying our own mining ASICs is an integral part of our full vertical integration strategy. It will provide us distinct advantages – such as rapid hash rate deployment, a lower cost structure, enhanced capital efficiency, and a dramatically improved supply chain compared to the broader industry.

Competition

For our self-mining business, we compete with mining operations throughout the world. We compete to solve new blocks on the basis of our total number of mining rigs, the degree of mining difficulty and the efficiency of our mining. We also compete to develop, manufacture and deploy or acquire new mining rigs, to obtain access to facilities and prime location of mining operations, to electricity, to develop or acquire new technologies and to raise capital.

For our hash rate sharing business line, we compete on both the quantity and the quality of our hash rate supply, which depends on our mining datacenter resources, the total number of our mining rigs, our ability to involve third-party hash rate suppliers and our access to technologies to maintain hash rate supply stability. While we face competition from hash rate suppliers, we also seek cooperation with these third-party hash rate suppliers and build synergy-generating relationships by introducing them to our Hash Rate Marketplace and connecting them to our hash rate users. Together with other market players, we make available diverse and quality hash rate products on our Hash Rate Marketplace, facilitate the growth of our user base, and both third-party hash rate suppliers and ourselves can enjoy the faster cash payback enabled by a thriving Hash Rate Marketplace.

For our hosting service, we compete with other hosting operations globally. Our competitiveness depends on our ability to supply hosting space and power, our deployment, management and operation capabilities, the value of our service offering to customers, the availability of mining equipment and technologies, etc. Our innovative computing and hosting service “group-buying” model under Cloud Hosting gives us a clear advantage. We also enjoy the first-mover advantage in mining datacenter deployment and operation as well as mining rig management.

We operate in highly competitive industries for cryptocurrency mining and related services. Our main competitors include Applied Digital Corporation, Argo Blockchain PLC, Bit Digital, Inc., Bitfarms Ltd., Bitmain Technologies Ltd., Canaan Inc., Cipher Mining Inc., CleanSpark, Inc., Coinbase, Inc., Core Scientific, Inc., Greenidge Generation Holdings Inc., Hive Blockchain Technologies Inc., Hut 8 Mining Corp., Iris Energy Limited, Marathon Digital Holdings, Inc., MicroBT, Riot Blockchain, Inc. and TeraWulf Inc., etc. Many of our competitors are well-known worldwide players and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. Some of our competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. As such, we expect that competition in our markets will continue to be intense.

Intellectual Property

As of December 31, 2024, we owned 21 registered patents, 11 registered copyrights, 288 registered trademarks and 233 registered domain names. We are also in the process of applying for 47 registered patents. The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the foregoing, is important to the success of our business. We seek to protect our intellectual property rights by filing applications in various patent, trademark and other government offices, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We have routinely entered into confidentiality and invention disclosure and assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

Government Regulation

Due to the relatively short history of cryptocurrencies, and their emergence as a new asset class, government regulation of blockchain and cryptocurrencies is constantly evolving, with increased interest expressed by U.S. and internal regulators. For example, the Cyber-Digital Task Force of the U.S. Department of Justice published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020 that detailed the Department’s view with respect to cryptocurrencies and the tools at the Department’s disposal to deal with threats posed by cryptocurrencies. In March 2021, the nominee for Chair of the SEC expressed the need for investor protection along with promotion of innovation in the cryptocurrency space. In January 2025, the SEC established a Crypto Task Force dedicated to developing a comprehensive regulatory framework for crypto assets. We are unable to predict the impact that any new regulations may have on our business at the time of filing this Annual Report. We continue to monitor and proactively engage in dialogue on legislative matters related to our industry.

Government regulation of blockchain and cryptocurrencies is under active consideration by the U.S. federal government via its agencies and regulatory bodies, as well as by similar entities in other countries and transnational organizations, such as the European Union. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi- governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain cryptocurrencies as “securities” subject to regulation by the SEC.

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

In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks, and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States, and may therefore impede the growth of cryptocurrencies. A number of Eastern European and Asian countries currently have a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrency use, as well as cryptocurrency transaction processing, in each of those countries. For example, in April 2023, European lawmakers approved European Union’s Markets in Crypto-Assets Regulation (MiCA), establishing a comprehensive regulatory framework for crypto-assets. Presently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main cryptocurrency, Bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

C.	Organizational Structure

The following diagram depicts a simplified organizational structure of our company as of the date of this annual report. These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

Name*	Jurisdiction	% of Ownership Interest Held by Bitdeer Technologies Group
Bitdeer Technologies Holding Company	Cayman Islands	100%
Straitdeer Pte. Ltd.	Singapore	100%
Sharpening Technology Limited	British Virgin Islands	100%
Bitdeer Technologies Limited	Hong Kong	100%
Bitdeer Netherlands B.V.	Netherlands	100%
Bitdeer Norway AS	Norway	100%
Norwegian AI Technology AS	Norway	100%
Bitdeer Inc.	United States of America	100%
Carpenter Creek. LLC	United States of America	100%
Ant Creek, LLC	United States of America	100%
Dory Creek, LLC	United States of America	100%
Bitdeer Sales (USA) Inc.	United States of America	100%
Asia Freeport Holdings Pte. Ltd.	Singapore	100%
Le Freeport Real Estate Pte. Ltd.	Singapore	100%
Le Freeport Management Pte. Ltd.	Singapore	100%
Singapura Technologies Limited	British Virgin Islands	100%
Tosummer Technologies HK Limited	Hong Kong	100%
Bitdeer Bhutan Equipment Limited	British Virgin Islands	100%
Bitdeer Gedu Private Limited	Bhutan	100%
Bitdeer Semiconductor Technology Pte. Ltd.	Singapore	100%

*
Other subsidiaries of the Company, including BSGA, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the date of this annual report.

D.	Property, Plants and Equipment

Our principal executive offices are located at #09-03/04, Aperia Tower 1, 8 Kallang Avenue, Singapore 339509, where we lease an approximately 440 square meters facility. This facility houses our administrative headquarters and research and development center. We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations. For our mining datacenters, see the section entitled “Item 4. Information on the Company — B. Business Overview—Our Mining Datacenters.”

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

Recent Developments

Recent events impacting our business are as follows:

2025 Strategic Acquisition of the 101 MW Site and Gas-fired Power Project in Alberta

On February 3, 2025, we signed the agreement for the acquisition of a fully licensed and permitted 101 MW site and gas-fired power project situated on 19 acres of land near Fox Creek, Alberta in an all-cash transaction for approximately $21.7 million. The site has potential to scale to 1 GW of power, reflecting Alberta’s abundant energy resources, supportive regulatory posture and pro-business environment. The 101 MW gas-fired power project includes all permits and licenses required to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”). We will develop and construct the power plant in partnership with a leading Engineering, Procurement and Construction (“EPC”) company and is expected to be energized by the fourth quarter of 2026.

2025 Share Repurchase Program

On February 28, 2025, the board of directors of the Company has approved a new share repurchase program to repurchase up to additional US$20.0 million worth of its Class A ordinary shares, effective from February 28, 2025 through February 28, 2026. As of the date of this annual report, we have repurchased 1,056,500 Class A ordinary shares for approximately US$12.0 million under the share repurchase program.

2025 At Market Issuance

On January 3, 2025, we entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”; the program under the 2025 At Market Issuance Sales Agreement, the “2025 ATM Program”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (collectively, the “Sales Agents” for the purposes of this paragraph), pursuant to which we may offer and sell our Class A ordinary shares  from time to time through or to the Sales Agents, as agent or principal. It is not possible to predict the actual number of Class A ordinary shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales. The timing and extent of the use of the 2025 ATM Program will be at our discretion. As of the date of this annual report, the 2025 ATM Program has not become effective.

The foregoing descriptions of the 2025 At Market Issuance Sales Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibit 4.50 to this annual report.

Loan Agreement

In April 2025, we entered into a loan agreement with Matrix Finance and Technology Holding Company for a financing facility of up to US$200 million. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a pledge of SEALMINER, maintained based on a loan-to-value ratio. As of April 21, 2025, we drew down US$43 million under the facility.

Private Placement of 5.25% Convertible Senior Notes due 2029

On November 26, 2024, we issued US$400,000,000 aggregate principal amount of 5.25% convertible senior notes due 2029 (“5.25% Convertible Notes”) in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including US$40,000,000 aggregate principal amount of 5.25% Convertible Notes pursuant to the exercise in full by the initial purchasers in that private placement of their option to purchase additional 5.25% Convertible Notes.

In connection with the pricing of the 5.25% Convertible Notes, we entered into a privately negotiated zero-strike call option transaction with one of the initial purchasers or its affiliate (the “option counterparty”). Pursuant to the zero-strike call option transaction, we paid a premium equal to approximately US$160.0 million for the right to receive, without further payment, approximately 14.3 million Class A ordinary shares (subject to customary adjustment), with delivery thereof by the option counterparty at expiry, subject to early settlement of the zero-strike call option transaction in whole or in part at the option counterparty’s discretion.

Acquisition of FreeChain Business

On September 13, 2024, we completed the acquisition (the “FreeChain Acquisition”) of all the issued and outstanding shares of FreeChain Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands (“FreeChain”) from certain individuals and the individuals’ holding companies (collectively, the “FreeChain Sellers”). Pursuant to the agreement, we agreed to acquire 100% shares of FreeChain in exchange for 20 million Class A ordinary shares. Bitdeer Shares issued to certain FreeChain Sellers will vest in equal instalments over a period of five or seven years, subject to the terms and conditions therein. Certain FreeChain Sellers also agreed not to transfer 50% of the issued Bitdeer Shares for a period of six months and the remaining 50% of the issued Bitdeer Shares for a period of 12 months, each following the closing.

2024 Share Repurchase Program

On September 6, 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$10.0 million worth of our Class A ordinary shares, effective from September 9, 2024 through September 8, 2025. As of February 27, 2025, we have fully utilized the US$10.0 million share repurchase program approved in September 2024.

Offering of 8.50% Convertible Senior Notes due 2029

On August 20, 2024, we issued US$172,500,000 aggregate principal amount of 8.50% convertible senior notes due 2029 (the “8.50% Convertible Notes”), including US$22,500,000 aggregate principal amount of 8.50% Convertible Notes pursuant to the exercise in full by the underwriters in that offering of their over-allotment option to purchase additional 8.50% Convertible Notes.

In connection with our private placement of 5.25% Convertible Notes, we entered into privately negotiated transactions with certain holders of our 8.50% Convertible Notes, pursuant to which these holders received approximately US$16.6 million in cash and approximately 9.2 million Class A ordinary shares in exchange for approximately US$74.8 million aggregate principal amount of the 8.50% Convertible Notes.

Private Placement

On May 30, 2024, we entered into a Subscription Agreement for a private placement (the “Private Placement”) with Tether International Limited, a BVI company (“Tether”), pursuant to which we issued to Tether (i) 18,587,360 Class A ordinary shares, and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares (the “Warrant”) at an exercise price equivalent to US$10.00 per Class A ordinary share. We received US$100,000,000 in proceeds from the Private Placement, and will receive up to an additional US$50,000,000 if the Warrant is fully exercised. The Warrant is subject to customary anti-dilution provisions reflecting share dividends and splits or other similar transactions, and weighted average anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrant. The Warrant will remain exercisable at the election of Tether within 12 months after the closing of the Private Placement on May 30, 2024.

Acquisition of Norway Business

On April 15, 2024, we completed the acquisition (the “Norway Acquisition”) of all the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS from BRYHNI.COM AS and RENOL INVEST AS (collectively, the “Norway Sellers”). In connection with the completion of the Norway Acquisition, on April 15, 2024, we entered into: (1) a US$15,000,000 secured and freely tradable consideration loan note (the “Note Purchase Agreement”) with a maturity date of five years from April 15, 2024, and with a coupon rate of 6% per annum, accompanied by collateral in the form of a first priority share pledge over the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS; and (2) a call option agreement which granted the Norway Sellers the option to acquire US$15,000,000 worth of Class A ordinary shares at a strike price of US$35.96 per Class A ordinary share. Besides above, the closing consideration for Norway Acquisition also includes (i) US$15,000,000 in cash, and (ii) 417,130 Class A ordinary shares.

As of the date of this annual report, we have made full repayment of the outstanding principal balance under the Note Purchase Agreement and the pledged shares in TROLL HOUSING AS and TYDAL DATA CENTER AS have been fully released.

2024 At Market Issuance

On March 18, 2024, we entered into an At Market Issuance Sales Agreement (the “2024 At Market Issuance Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (collectively, the “Sales Agents” for the purposes of this paragraph), pursuant to which we may offer and sell our Class A ordinary shares from time to time through or to the Sales Agents, as agent or principal. It is not possible to predict the actual number of Class A ordinary shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales. As of the date of this annual report, we offered and sold an aggregate of 29,389,735 Class A ordinary shares under the 2024 At Market Issuance Sales Agreement for a total net proceeds of approximately US$455.0 million.

The foregoing descriptions of the 2024 At Market Issuance Sales Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibit 4.32 to this annual report.

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

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II. See “Item 3. Key Information — D.— Risk Factors — Risks Related to Our Securities — Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.”

As of the date of this annual report, we have sold 8,089,181 Class A ordinary shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

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

Hash Rate

We believe hash rate is an important metric for assessing the strength of our business. “Hash rate” is a measure of computational power that is being used to mine and process transactions on a PoW blockchain, such as Bitcoin, representing the number of calculations per second that can be performed. Cryptocurrency mining is a competitive process in that only the first miner who solves a particular mining puzzle through numerous calculations can get the mining reward. Accordingly, the more hash rate we possess, as a percentage of the entire network hash rate for a particular cryptocurrency, the higher possibility we have in resolving a block on the network blockchain, and hence a greater chance of success in obtaining cryptocurrency rewards. We calculate and report our hash rate in EH/s. One exahash equals one quintillion hashes per second. As of March 31, 2025, we possessed proprietary hash rate of 12.1 EH/s.

Electrical Capacity

Electrical capacity is another key metric to evaluate our business and operation given the energy intensive nature of cryptocurrency mining. Cryptocurrency mining is conducted through intensive computations, and the generation of the hash rate used in such computations requires large amounts of electricity. As a result, the growth of our business, such as self-mining and hash rate sales, relies on a sustainable and increasing supply of a significant amount of electricity, which is currently supported by our mining datacenters. As of March 31, 2025, our electrical capacity was 895MW.

Electricity Cost

As our business operations consume a large amount of electricity and electricity cost in operating mining rigs accounts for a significant portion of our overall cost of revenue, we strive to maintain our leadership position in the global electricity cost curve by building mining datacenters worldwide, where low electricity cost supports stable operations. As such, we see electricity cost a key indicator of our business performance. Our premier mining datacenters allowed us to reach an average electricity cost of our mining datacenters to US$42/MWh for the year ended December 31, 2024.

Key Factors Affecting Our Results of Operations

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Price and volatility of Bitcoin

We derive, and expect to continue to derive, a significant portion of revenue from self-mining of cryptocurrency, primarily Bitcoin. Hence, our ability to generate revenue from this business line is directly affected by the market price of Bitcoin. The Bitcoin price may also impact the use of our mining rigs. Our self-mining business breaks even so long as it is economically beneficial for us to continue to operate our mining rigs, and that is essentially when the mining rigs contribute positive cash flow (i.e., when the variable cost to mine one Bitcoin, namely the electricity cost, equals the market price of a Bitcoin, which we refer to as “shutdown Bitcoin price” for our self-mining business). So long as the Bitcoin price is higher than the “shutdown Bitcoin price,” we would continue to operate our mining rigs and such operation would be economically beneficial to us. See the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Operations, Industry and Financial Condition — Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.” In addition, the depreciation and impairment potential of our mining rigs may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies. See the section entitled “— Our ability to procure and/or manufacture mining rigs at a lower cost” below. We also generate revenue from Cloud Hash Rate, which offers hash rate to be utilized by third-party miners. As a result, revenue from this business line is also correlated with Bitcoin price and volatility.

The prices of Bitcoin have experienced substantial volatility and have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of Bitcoin and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of Bitcoin as a means of exchange by consumers and merchants. For example, throughout calendar year 2022, a number of companies in the digital assets industry have declared bankruptcy, including cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC), crypto hedge fund Three Arrows, crypto miners Compute North and Core Scientific and crypto lenders Celsius Network, Voyager Digital and BlockFi. Such bankruptcies have led, at least in part, to a drop in Bitcoin price.

Despite the market volatility, the appreciation potential of Bitcoin remains high due to several factors. Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for mining Bitcoin transactions is reduced in half every four years. The growing recognition of Bitcoins also attracts large investment into the Bitcoin economy, as evidenced by an increasing installed network hash rate of Bitcoin globally, and increasing adoption of Bitcoin as an investment instrument and a payment method. For example, President Donald Trump established a Strategic Bitcoin Reserve to maintain government-owned Bitcoin as a national reserve asset, alongside a Digital Asset Stockpile for other cryptocurrencies. Further, more countries are establishing clear and robust regulations to create a more stable environment for Bitcoin mining and trading, which may facilitate the demand for Bitcoins and Bitcoin price appreciation.

While we have seen clear growth in our self-mining historically, we have limited ability to predict Bitcoin price and its volatility, which we expect to continue to affect our future earnings and cash flows.

Our ability to maintain our leadership position in proprietary hash rate

A prevailing strategy to profit from proprietary hash rate is mining. The cryptocurrencies mined can be sold at a profit when their market value is high enough to cover the cost of mining rigs, electricity fees and other mining-related expenses. Bitcoins are intentionally designed to be resource-intensive and difficult to mine, rendering hash rate critical in the mining industry. Possessing a higher share of network hash rate translates to a higher likelihood of generating mining awards.

We strive to maintain our leadership position in proprietary hash rate. In particular, we have established a business model that allows us to constantly reinforce our market-leading position and outpace our competitors in terms of scaling up our proprietary hash rate. For the years ended December 31, 2022 and 2023, we allocated proprietary hash rate to hash rate sales through our Cloud Hash Rate business, to enable instant cash payback upon customers’ subscription to our hash rate plans. We generated proceeds from hash rate sales under long-term hash rate subscription plans that approximate the purchase cost of mining rigs. We were able to achieve such a premium against mining rig purchase cost as our hash rate subscription plans save hash rate buyers the efforts from complex mining operation and maintenance and have built brand recognition among customers. Therefore, we were able to continuously grow our proprietary hash rate by funding the purchase of additional mining fleets with the instant cash collected from hash rate sales using our existing mining fleets, significantly reducing our payback period to one month, compared to the long payback period associated with cryptocurrency mining activities, which is typically from 6 to 18 months. For the year ended December 31, 2024, we strategically prioritized resources to the development of our proprietary ASIC technology, which temporarily limited our hash rate growth. However, this investment resulted in progress in our ASIC technology roadmap. We intend to continuously scale up our infrastructure and proprietary hash rate in this efficient manner in order to maintain and reinforce our leading position in proprietary hash rate. However, whether we can achieve a premium through this model depends on various factors, such as technology advancements, including our ASIC technology, our ability to continually expanding our mining datacenters, our partnership with semiconductor foundry supplier and our cash and capital limitations, etc. Short-term Bitcoin price fluctuations is another contributing factor as quickly adjusting the pricing of our hash rate subscriptions plans to reflect such price change is difficult, if not impossible. As we continue expanding our infrastructure and hash rate capacity, we remain focused on balancing short-term operational efficiency with long-term growth driven by our ASIC development strategy.

Our ability to procure and/or manufacture mining rigs at a lower cost

Depreciation of mining rigs remained one of the few largest costs we incurred in our business operations for the years ended December 31, 2022, 2023 and 2024. This depreciation expense is directly influenced by the purchase price of mining rigs. In 2024, we made a strategic decision to invest in proprietary ASIC technology, leading to the development of our SEALMINER series mining rigs. This initiative allows us to manufacture our own mining rigs and use our mining rigs in mining datacenters in North America, Norway and Bhutan, thereby reducing reliance on external suppliers and potentially lowering procurement costs.

While we are still open the option to source certain mining rigs from suppliers to complement our self-manufactured mining rigs, our ability to procure mining rigs at favorable prices is subject to factors such as purchase channels, and overall supply and demand dynamics in the mining rig market. Additionally, fluctuations in cryptocurrency market values can impact the demand and pricing for mining rigs. An increase in cryptocurrency prices may lead to higher demand and costs for mining equipment, while a decrease may present opportunities to acquire rigs at lower prices.

We may need to reconsider the appropriateness of the current useful life, the residual value and the depreciation method of our mining rigs based on the change in cryptocurrency prices on a yearly or more frequently basis. In addition to the reassessment of depreciation, we may also need to assess whether any indications are present which will result in impairments of our mining rigs. For example, impairments may be necessary if the expected operating profits from the mining rigs show a significant decline from previous forecasts, which may be caused if the market price of Bitcoin drops below the mining rig shut-down price.

Our ability to effectively maintain our leadership position in the global electricity cost curve

Electricity cost was the largest cost that we incurred in our business operations for the years ended December 31, 2022, 2023 and 2024.

Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch global mining datacenters deployment and operation experience and capabilities. We pioneer in deploying and operating mining datacenters globally. Our dedicated global team for mining datacenter construction understands the critical needs of mining as well as the complex and continuously evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world, giving us a clear advantage in mining datacenter construction, and hence in electrical capacity and electricity costs among our competitors. We were able to optimize our electricity cost structure and reach an average electricity cost of our mining datacenters to US$42/MWh for the year ended December 31, 2024. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.

Our business judgments regarding pricing strategy and resource allocation

Our business operations involve constant and important decision-making regarding the pricing of our products and services as well as allocation of mining resources. Our pricing strategy is based on our estimates of market trends. We have to decide the allocation of proprietary hash rate between “self-mining” and “hash rate sharing” as well as the allocation of mining datacenter capacity among “self-mining”, “hash rate sharing” and “hosting”. While allocating more mining resources to “hash rate sharing” and “hosting” services may facilitate cash payback and mining datacenter expansion, we have to forgo Bitcoin’s huge appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “self-mining”, and vice versa. As we have now developed proprietary ASIC technology and manufacturing capabilities, our decision-making has expanded beyond resource allocation to include ASIC research, design, mining rig production, and infrastructure scalability. We spend great efforts in making decisions in our company’s best interest, taking into account Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining rigs or expanding mining datacenters at low cost, etc. However, we cannot guarantee that our decisions could bring the Company the best results every time, and we anticipate our business judgments will continue to affect the results of our operations.

Our ability to upgrade and expand our offerings

Crypto-economy is characterized by continuous fluctuations and frequent innovations. Therefore, our future success is dependent on our ability to diversify our income structure to reduce exposure to fluctuations of the price of Bitcoin, the most significant type of cryptocurrency involved in our business operation, and maintain our market-leading position by upgrading and expanding our offerings. We launched Minerplus in January 2021 to improve operational efficiency for our self-mining business and miner customers. In March 2024, we successfully tested our first Bitcoin mining chip which has been integrated into our SEALMINER A1 mining rigs. We plan to install our own SEALMINER A1 mining rigs at our mining datacenters in North America, Norway and Bhutan as part of our plan to expand our hash rate. Building on this success, we have since developed SEALMINER A2 and SEALMINER A2 Pro, which are engineered for enhanced performance and efficiency. Although we have accumulated extensive expertise and know-how in the cryptocurrency industry, we are only at an earlier stage of executing our offering expansion plan. Upgrading existing offerings and commencing new businesses may incur significant costs and experience a prolonged ramp-up period. Although we expect these investments to benefit our business over the long term, we also expect our total operating expenses will increase for the foreseeable future. If any adverse development in such new businesses arises, we may not be able to develop those new businesses as successfully as contemplated, or at all, and our results of operations and prospects may be significantly and negatively affected as a result.

Regulatory environment

We are a leading cryptocurrency mining service provider with a strong global presence. As of March 31, 2025, we operated six prime mining datacenters in the United States, Norway and Bhutan and had served users across around 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. Each of our business lines is subject to government regulation in each jurisdiction in which we operate and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. We are subject to regulatory risks with regards to mining, holding, using, or transferring cryptocurrencies, etc., and the uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future.

Key Components of Our Results of Operations

Revenue

We generate revenue from (i) self-mining, (ii) hash rate sales through Cloud Hash Rate, (iii) Cloud Hosting, (iv) General Hosting, (v) Membership Hosting, (vi) sales of mining rigs and (vii) others, which mainly consist of the provision of technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rig peripherals, the sale of containerized solution products and the provision of cloud HPC and AI services. Historically, we only accepted cryptocurrency for Cloud Hosting. For lease of investment properties, we only accept fiat currency. For our other products and services available to customers, we accept both fiat currency and cryptocurrencies as payments.

Self-Mining

We enter into contracts with mining pool operators to provide a service to the mining pool operators to perform hash calculations using our own mining rigs. We consider the mining pool operators as the customers under this type of arrangement and can decide when to start providing services. Our enforceable right to consideration begins when, and continues as long as, we provide hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, we are entitled to non-cash compensation, cryptocurrency, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. Full-Pay-Per-Share (“FPPS”) and Pay-Per-Share-Plus (“PPS+”) pools pay block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, we are entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the periods presented, we primarily participated in Bitcoin mining to generate our self-mining revenues, and the payment mechanisms used by the mining pool operators were primarily FPPS and PPS+.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations we perform; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, we have the ability to estimate the variable consideration when we begin to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. We recognize the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measure the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency, as described in Note 2(i) to the consolidated financial statements included elsewhere in this annual report, at midnight UTC, on the date on which we provide the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price we receive is an aggregate amount and primarily includes the block rewards. As a result, we do not present disaggregated revenue information on block rewards and transaction fees.

Cloud Hash Rate

Through Cloud Hash Rate, customers can subscribe to a specified amount of computing power derived from the mining rigs held by us for a period of time through a wide selection of hash rate subscription plans offered by us, differentiated by plan duration and the type of cryptocurrency to be mined. By subscribing to the hash rate subscription plan, the customers are able to direct the computing power provided by us to be connected to a customer-designated mining pool for a period of time. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets. Customers pay a fixed amount for the subscribed hash rate at the commencement of the plans. The revenue related to hash rate subscriptions is amortized ratably throughout the duration of the plan. The customer also needs to separately pay for electricity subscriptions to maintain the mining rigs that produce the subscribed hash rate. The revenue related to electricity subscriptions is recognized ratably throughout the duration of each respective electricity subscription. The price of electricity subscription is fixed at the commencement of each electricity subscription. The hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, we are entitled to additional consideration once the customer’s cost is recovered. The additional consideration is determined as a percentage of a customer’s mining profit derived from the subscribed computing power. We accept both cryptocurrency and fiat currency as payments under the Cloud Hash Rate arrangements.

Cloud Hosting

Through Cloud Hosting, we provide our customers one-stop mining rigs hosting solution that integrates the provision of computing power generated from the specified second-hand mining rigs and the provision of maintenance service, which primarily includes electricity supply and daily maintenance and repair care. We charge our customers an upfront amount at the commencement of the Cloud Hosting arrangements so the customers can secure the procurement of the computing power from the specified mining rigs and the corresponding revenue is recognized ratably over the term of the service, which approximates to the life of the specified mining rigs and is estimated to be two years, and maintenance service fee, based on the consumption of resources, such as electricity, and the corresponding revenue is recognized across each service cycle. The estimated life of these mining rigs is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining rigs is different from the previous estimate. The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, we are entitled to additional consideration once a customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining rigs and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognizes revenues when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur. We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under the “accelerated payback mode” for the years ended December 31, 2022, 2023 and 2024. We historically only accept cryptocurrency as payments for services under the Cloud Hosting arrangements. Under the Cloud Hosting arrangements, our customers’ ability to direct the use of, and to obtain substantially all of the remaining benefits from, the mining rigs is limited while the mining rigs are in our possession. We have determined that we still retain control over the mining rigs and consequently, the mining rigs under the Cloud Hosting arrangements were not derecognized from our book.

General Hosting

We provide General Hosting services, which is a combined service package including custody of the customers’ mining rigs, electricity and network maintenance and other services, that enable our customers to run blockchain computing operations. The customer is only able to benefit from the General Hosting service as a package. The service fee is charged to our customers monthly on a consumption basis, such as the amount of electricity used in a period, based on the customer’s use of such resources. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customers’ mining yield during a period. Revenue from the General Hosting service is recognized across each service cycle. We accept both cryptocurrency and fiat currency as payments for the provision of custody and hosting service.

Membership Hosting

We offer Membership Hosting services to our large-scale miner customers by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.

Unlike General Hosting where the customer’s access to mining datacenter capacity is subject to the availability of such capacity at the time the request was raised, a customer under Membership Hosting will be designated of certain capacity (i.e., designated capacity) exclusive for use by such customer, by signing a standard membership program agreement. We also provide other program benefits, if available, to customers under Membership Hosting, including, among other things, (i) early, priority and exclusive access to the newly available mining datacenter capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining rig management services, than the prevailing price in the local market. We charge an upfront fee for such program benefits.

We also provide management services, such as infrastructure, custody, and utility, for the mining rigs of a Membership Hosting customer up to designated capacity, pursuant to a separate management services agreement, and charge management services fee. We also charge additional fee, at our stand-alone selling price, for the subscription of our mining rigs operation service. The management services fee and the mining rigs operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

Our promises offered in the membership program agreement and management services agreement are not separately identifiable and treated as a single performance obligation recognized over a period of time. Revenue associated with the upfront fee for the program benefits is recognized over the program subscription period and revenue associated with the management service is recognized over each distinct service period. The promise to provide the mining rigs operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. We accept both cryptocurrency and fiat currency as payments for the membership hosting arrangements.

Sales of Mining Rigs

We may engage in the sales of mining rigs on hand from time to time, depending on market conditions, capacity availability in our mining datacenters and the availability of new-generation mining rigs that are more efficient. While not part of our primary business lines, we sell mining rigs on hand when, based on our judgement, selling mining rigs of older models can (i) facilitate cash payback while maintaining a reasonable profit range compared to utilizing them for our own operations and (ii) optimize the efficiency of our mining fleets. Factors we considered include market conditions, capacity availability in our mining datacenters and the availability of new-generation mining rigs that are more efficient. Going forward, we also intend to generate revenue from mining rig sales under our ASIC and mining rig business. We recognize revenue from sales of mining rigs to customers at the point in time when control of the mining rigs is transferred to our customers, which generally occurs upon shipment of the mining rigs as defined in the contract. We accept both cryptocurrency and fiat currency as payments for mining rig purchase.

Others

We also generate from other operations, mainly including the provision of technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rig peripherals, the sale of containerized solution products and the provision of Cloud HPC and AI services. The revenue generated from these operations was individually immaterial for all periods under discussion.

Cost of Revenue

Our cost of revenue consists primarily of (i) electricity expenses incurred for operating our mining rigs in its revenue-generating activities, (ii) depreciation expense from the mining rigs and mining datacenters hosting those mining rigs, (iii) compensation expenses incurred by mining datacenter personnel, and (iv) share-based payment expenses related to mining datacenter personnel.

Electricity Cost in Operating Mining Rigs

We incur electricity costs when (i) operating mining rigs for cryptocurrency mining, (ii) generating hash rate for sales under Cloud Hash Rate, (iii) operating specified mining rigs for customers under Cloud Hosting and (iv) operating customer-owned mining rigs during the provision of General Hosting and Membership Hosting services.

Depreciation of Mining Rigs and Mining Datacenters

Depreciation on our mining rigs is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining rigs. We estimate the useful lives of mining rigs based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. We estimated the useful lives of our mining rigs to be one to five years.

Depreciation of mining datacenters is calculated using the straight-line method based on the estimated useful lives of the assets comprised thereof, such as buildings, machinery, electronic equipment, leasehold improvements and property improvements, and is recorded under depreciation of property, plant, and equipment. The depreciation method, useful lives and residual value of these assets are reviewed at least at each financial year-end and adjusted if appropriate.

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

Gross Profit/(Loss)

Our gross profit or loss is primarily affected by (i) Bitcoin prices, which have a significant and direct effect on the amount of revenue we recognized from our operations, (ii) depreciation of mining rigs, which is directly related to the mining rig purchases we made, (iii) electricity costs, (iv) staff cost, including salaries, wages and other benefits and (v) share-based payment expenses.

Operating Income/(Expenses)

Selling Expenses

Our selling expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to sales personnel, (ii) promotional expenses, which primarily represent expenses incurred for online and offline marketing activities and other promotional activities to reach more customers, and (iii) share-based payment expenses related to sales personnel.

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to general and administrative personnel, (ii) consulting service expenses, (iii) share-based payment expenses related to general and administrative personnel, (iv) insurance expenditure, and (v) travel expenses and office expenses incurred during our daily operation.

Research and Development Expenses

Our research and development expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to research and development personnel, (ii) share-based payment expenses related to research and development personnel, (iii) one-off incremental development expense, (iv) technical service fee and (v) amortization expenses of intangible assets acquired from the acquisition of FreeChain. We invest significant research and development resources in (i) improving technology related to our Cloud Hash Rate business including hash rate slicing, developing and testing our Bitcoin mining chip and improving our Minerplus features like virus detection and hash rate monitoring and (ii) the research and development of our ASIC and mining rig business. We also spent research and development efforts on utilizing renewable energy and increasing energy efficiency.

Other Operating Income/(Expenses)

Our other operating income/(expenses) primarily consist of (i) net gains/(losses) on disposal of cryptocurrencies, and (ii) change in fair value of cryptocurrency-settled receivables and payables.

Other Net Gains/(Losses)

Other net gains/(losses) primarily consist of (i) changes in fair value of financial assets at fair value through profit or loss, (ii) loss on extinguishment of convertible notes and (iii) loss from change in fair value of derivatives liabilities.

Results of Operations

The following tables summarizes our results of operations, revenue breakdown, and expenses by nature for the years ended December 31, 2024, 2023 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the years indicated:

	For the Years Ended December 31
	2024	2023	2022
	US$	US$	US$
	(in thousands)
Revenue	349,782	368,554	333,342
Cost of revenue	(283,382)	(290,745)	(250,090)
Gross profit	66,400	77,809	83,252
Selling expenses	(8,044)	(8,246)	(11,683)
General and administrative expenses	(64,317)	(66,454)	(93,453)
Research and development expenses	(76,946)	(29,534)	(35,430)
Listing fee	-	(33,151)	-
Other operating incomes / (expenses)	727	3,791	(3,628)
Other net gains/(losses)	(507,479)	3,538	357
Loss from operations	(589,659)	(52,247)	(60,585)
Finance income / (expenses)	(11,935)	1,276	(4,181)
Loss before taxation	(601,594)	(50,971)	(64,766)
Income tax benefits / (expenses)	2,443	(5,685)	4,400
Loss for the year	(599,151)	(56,656)	(60,366)

The following table sets forth a breakdown of our revenue, for the years indicated.

	For the Years Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Self-mining	163,086	46.6	111,683	30.3	62,359	18.7
Cloud Hash Rate	39,768	11.4	67,881	18.4	121,341	36.4
Hash rate subscription	27,470	7.8	40,290	11.0	77,862	23.3
Electricity subscription	12,069	3.5	27,419	7.4	39,525	11.9
Additional consideration from Cloud Hash Rate arrangements offered under accelerator mode	229	0.1	172	0.0	3,954	1.2
Sales of mining rigs	585	0.2	2	0.0	705	0.2
Cloud Hosting arrangements(1)	1,058	0.3	3,248	0.9	12,723	3.8
General Hosting	67,643	19.3	97,321	26.4	99,251	29.8
Membership Hosting	63,981	18.3	79,906	21.7	26,056	7.8
Others(2)	13,661	3.9	8,513	2.3	10,907	3.3
Total revenue	349,782	100.0	368,554	100.0	333,342	100.0

(1)	We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under “accelerated payback mode” for the years ended December 31, 2024, 2023 and 2022.

(2)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rigs peripherals, the sale of containerized solution product and providing Cloud HPC and AI services.

The following table sets forth a breakdown by nature of our cost of revenue, selling, general and administrative, and research and development expenses for the years indicated.

	For the Years Ended December 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Staff costs: salaries, wages and other benefits	63,434	14.7	52,873	13.4	50,132	12.8
Share-based payments	33,968	7.9	45,488	11.5	90,648	23.2
Amortization of intangible assets	8,382	1.9	754	0.2	97	0.0
Depreciation:
Mining rigs	19,470	4.5	25,663	6.5	29,281	7.5
Property, plant and equipment	42,120	9.7	39,899	10.1	30,438	7.8
Investment properties	2,717	0.6	2,601	0.7	1,237	0.3
Right-of-use assets	8,407	1.9	6,624	1.7	5,371	1.4
Electricity cost in operating mining rigs	179,765	41.5	180,565	45.7	139,469	35.7
One-off incremental development expense	29,017	6.7	-	-	-	-
Cost of mining rigs sold	1,652	0.4	4	0.0	1,002	0.3
Consulting service fee	8,953	2.1	9,757	2.5	6,797	1.7
Advertising expenses	2,998	0.7	1,383	0.4	737	0.2
Office expenses	4,302	1.0	3,987	1.0	3,124	0.8
Research and development technical service fees	5,102	1.2	2,854	0.7	1,313	0.3
Expenses of low-value consumables	2,326	0.5	2,557	0.6	4,025	1.0
Expenses of variable payment lease	197	0.0	224	0.1	639	0.2
Expenses of short-term leases	303	0.1	286	0.1	527	0.1
Research and development material expenses	926	0.2	-	-	-	-
Logistic expenses	334	0.1	557	0.1	3,060	0.8
Travel expenses	3,853	0.9	2,843	0.7	3,202	0.8
Insurance fee	2,591	0.6	2,427	0.6	3,446	0.9
Others	11,872	2.8	13,633	3.4	16,111	4.2
Total cost of revenue, selling, general and administrative and research and development expenses	432,689	100	394,979	100.0	390,656	100.0

Comparison of Years Ended December 31, 2023 and 2024

Revenue

Our revenue decreased by 5.1% from US$368.6 million for the year ended December 31, 2023 to US$349.8 million for the year ended December 31, 2024, primarily driven by (i) a decrease in revenue generated from Cloud Hash Rate, (ii) a decrease in revenue generated from General Hosting, (iii) a decrease in revenue generated from Membership Hosting, partially offset by (i) an increase in revenue generated from self-mining and (ii) an increase in revenue generated from others.

•
Revenue generated from our self-mining business increased by 46.0% from US$111.7 million for the year ended December 31, 2023 to US$163.1 million for the year ended December 31, 2024. The change was primarily due to higher average price of Bitcoin, the most significant type of cryptocurrency involved in our business operation, offset by less Bitcoin production with the effect of the April 2024 halving and higher global network hashrate. The hash rate used for self-mining, calculated on a twelve-month monthly average basis, was approximately 7.5 EH/s for the year ended December 31, 2024, which increased compared to 5.1 EH/s for the year ended December 31, 2023. We expect to remain flexible in allocating hash rate between self-mining and hash rate sales through Cloud Hash Rate, depending on the market condition.

•
Revenue generated from Cloud Hash Rate decreased by 41.4% from US$67.9 million for the year ended December 31, 2023 to US$39.8 million for the year ended December 31, 2024, which was primarily due to a decrease in revenue from hash rate subscription and revenue from electricity subscription. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. Revenue from hash rate subscription did not only consist of new sales during the year ended December 31, 2024 but also the amortized revenue from sales before 2024. The decrease in revenue from hash rate subscription was due to (i) the decrease of revenue contributed from the active historical subscription orders along with the gradually expiration of the orders and (ii) the lower average sales unit price of hash rate subscription orders that are effective for the year ended December 31, 2024. The hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, was approximately 1.0 EH/s for the year ended December 31, 2024, which decreased compared to 1.6 EH/s for the year ended December 31, 2023. The decrease in revenue from electricity subscription was attributable to the expiration of long-term Cloud Hashrate contracts over the course of 2024.

•
Revenue generated from General Hosting decreased by 30.5% from US$97.3 million for the year ended December 31, 2023 to US$67.6 million for the year ended December 31, 2024, which was primarily due to a decrease of the average hosting capacity caused by the expiration of certain hosting customer contracts as well as the removal of older and less efficient machines by other hosting customers following the April 2024 halving as a result of reduced mining economics.

•
Revenue generated from Membership Hosting decreased by 19.9% from US$79.9 million for the year ended December 31, 2023 to US$64.0 million for the year ended December 31, 2024. Similar to General Hosting, the decline was primarily driven by customers scaling down operations for older and less efficient rigs following the April 2024 halving as a result of reduced mining economics.

•
Revenue generated from others increased by 60.5% from US$8.5 million for the year ended December 31, 2023 to US$13.7 million for the year ended December 31, 2024, primarily due to an increase in revenue from the Cloud HPC and AI services and lease of investment properties.

Cost of Revenue

Our cost of revenue decreased from US$290.7 million for the year ended December 31, 2023 to US$283.4 million for the year ended December 31, 2024, primarily driven by (i) a decrease in electricity expenses incurred for operating mining rigs, (ii) a decrease in depreciation of mining rigs, (iii)a decrease in share-based payments expenses incurred by mining datacenter personnel, offset by (i) an increase in depreciation of property, plant and equipment and right-of-use assets, and (ii) an increase in staff costs, including salaries, wages and other benefits to mining datacenter personnel.

•
Electricity cost in operating mining rigs decreased slightly by 0.4% from US$180.6 million for the year ended December 31, 2023 to US$179.8 million for the year ended December 31, 2024, which was primarily due to the decreased energy consumption related to the reduced hosted mining rigs, partially offset by the slightly higher average electricity price in 2024.

•
Depreciation of mining rigs decreased by 24.1% from US$25.7 million for the year ended December 31, 2023 to US$19.5 million for the year ended December 31, 2024, primarily due to (i) mining rigs procured prior to 2023 being fully depreciated gradually, (ii) lower depreciation cost attributed by these mining rigs procured in 2023 being depreciated over a longer useful life, and (iii) a decrease in the amount of new mining rigs deployed during 2024 compared to 2023, because we were focused on the research and development of our SEALMINER mining rigs and the launching of mining rigs by ourselves from the second half of the 2024.

•
Share-based payment expenses attributed to cost of revenue decreased by 49.9% from US$4.7 million for the year ended December 31, 2023 to US$2.4 million for the year ended December 31, 2024, due to a decrease in expense recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

•
Depreciation of property, plant and equipment and right-of-use assets attributed to cost of revenue increased by 6.4% from US$44.6 million for the year ended December 31, 2023 to US$47.5 million for the year ended December 31, 2024, primarily as a result of the expansion of our mining datacenters and mining facilities in North America, Norway and Bhutan.

•
Salaries, wages and other benefits attributed to cost of revenue increased by 4.4% from US$19.7 million for the year ended December 31, 2023 to US$20.6 million for the year ended December 31, 2024, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees for our mining datacenter operations.

Selling Expenses

Our selling expenses decreased by 2.4% from US$8.2 million for the year ended December 31, 2023 to US$8.0 million for the year ended December 31, 2024, primarily due to (i) a decrease in staff costs, including salaries, wages and other benefits to sales personnel, and (ii) a decrease in share-based payment expenses recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2024, partially offset by an increase in advertising expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 3.2% from US$66.5 million for the year ended December 31, 2023 to US$64.3 million for the year ended December 31, 2024, primarily due to (i) a decrease in share-based payment expenses recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2024, and (ii) a decrease in consulting service fee, partially offset by (i) an increase in staff costs, including salaries, wages and other benefits to general and administrative personnel, and (ii) an increase in traveling expenses.

Research and Development Expenses

Our research and development expenses increased significantly by 160.5% from US$29.5 million for the year ended December 31, 2023 to US$76.9 million for the year ended December 31, 2024, primarily due to (i) a US$29.0 million one-off incremental development expense related to the SEAL01 and SEAL02 chips for the year ended December 31, 2024 and (ii) an increase in staff costs, including salaries, wages and other benefits to research and development personnel related to our ASIC and mining rig development roadmap, (iii) an increase in share-based payments expenses recognized and amortization expenses of intangible assets related to the acquisition of FreeChain, and (iv) an increase in research and development technical service fees along with our expansion of research and development activities.

Listing Fee

We recorded listing fee of US$33.2 million for the year ended December 31, 2023 in relation to the Business Combination with Blue Safari Group Acquisition Corp., compared to nil for the year ended December 31, 2024.

Other Operating Income

We generated other operating income of US$3.8 million for the year ended December 31, 2023 and US$0.7 million for the year ended December 31, 2024, respectively. This change was primarily driven by the loss on change in fair value of cryptocurrency-settled receivables and payables, and partially offset by the increase of net gain on disposal of cryptocurrencies.

Other Net Gains/(Losses)

We recorded other net gain of US$3.5 million for the year ended December 31, 2023, primarily due to the net gains on the changes in fair value of financial assets at fair value through profit or loss. We recorded other net loss of US$507.5 million for the year ended December 31, 2024, primarily due to (i) a US$498.2 million loss on fair value changes of the derivative liabilities in connection with the convertible notes issued in August and November and the Tether warrants, (ii) a US$8.2 million loss on extinguishment of convertible notes issued in August, (iii) a US$3.2 million loss on change in fair value of holdback share issued in connection with the FreeChain Acquisition, partially offset by the net gains on the changes in fair value of financial assets at fair value through profit or loss.

Loss from Operations

As a result of the foregoing, we recorded a loss from operations of US$52.2 million and US$589.7 million for the years ended December 31, 2023 and 2024, respectively.

Income Tax Benefits/(Expenses)

We recorded income tax expenses of US$5.7 million and income tax benefits of US$2.4 million for the years ended December 31, 2023 and 2024, respectively.

Net Loss

As a result of the foregoing, we incurred a net loss of US$56.7 million and US$599.2 million for the years ended December 31, 2023 and 2024, respectively.

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

•
Revenue generated from General Hosting decreased by 1.9% from US$99.3 million for the year ended December 31, 2022 to US$97.3 million for the year ended December 31, 2023, primarily because of a slight decrease in the capacity of General Hosting.

•
Revenue generated from Membership Hosting increased significantly by 206.7% from US$26.1 million for the year ended December 31, 2022 to US$79.9 million for the year ended December 31, 2023, which was because our mining datacenter in North America began to deliver capacity in the second half of 2022.

Cost of Revenue

Our cost of revenue increased by 16.3% from US$250.1 million for the year ended December 31, 2022 to US$290.7 million for the year ended December 31, 2023, primarily driven by an increase in electricity expenses incurred for operating our mining rigs, compensation expenses incurred by mining datacenter personnel and depreciation of property, plant and equipment, partially offset by a decrease in (i) depreciation of mining rigs, and (ii) share-based payments incurred by mining datacenter personnel.

•
Electricity cost in operating mining rigs increased by 29.5% from US$139.5 million for the year ended December 31, 2022 to US$180.6 million for the year ended December 31, 2023, which was attributed to the increased overall energy consumption related to the expansion of our mining datacenter operations in North America, Norway and Bhutan since second half of 2022, partially offset by the average lower electricity price in 2023.

•
Depreciation of mining rigs decreased by 12.4% from US$29.3 million for the year ended December 31, 2022 to US$25.7 million for the year ended December 31, 2023, primarily due to mining rigs procured prior to 2022 being fully depreciated gradually and our procurement of mining rigs of newer models in 2023 being depreciated over a longer useful life.

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

Other Operating Income/(Expenses)

We incurred other operating expenses of US$3.6 million and generated other operating income of US$3.8 million for the years ended December 31, 2022 and 2023, respectively. This change was primarily driven by the net gain on disposal of cryptocurrencies and the change in fair value of cryptocurrency-settled receivables and payables, partially offset by the loss on disposal of mining rigs.

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

Non-IFRS Financial Measures

In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess our operating performance. We revised definition of our previously reported non-IFRS adjusted EBITDA and adjusted profit/(loss) and recast the prior period for comparability. This revision, which resulted in a US$3.3 million revision for the year ended December 31, 2023, reflects non-cash fair value changes in cryptocurrency-settled receivables and payables as they do not represent normal operating expenses or income necessary to operate our business.

We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share- based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of debt, changes in fair value of holdback shares for acquisition of FreeChain, and changes in fair value of cryptocurrency-settled receivables and payables, and define adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of debt, changes in fair value of holdback shares for acquisition of FreeChain, and changes in fair value of cryptocurrency-settled receivables and payables. We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) for the periods, as determined in accordance with IFRS.

We compensate for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit, for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31
	2024	2023	2022
	US$	US$	US$
	(in thousands)
Adjusted EBITDA
Loss for the year	(599,151)	(56,656)	(60,366)
Add:
Depreciation and amortization	81,096	75,541	66,424
Income tax (benefits)/expenses	(2,443)	5,685	(4,400)
Interest (income)/expenses, net	10,050	(2,872)	912
Listing fee	-	33,151	-
Share-based payment expenses	33,968	45,488	90,648
Changes in fair value of derivative liabilities	498,167	-	-
Loss on extinguishment of convertible senior notes	8,172	-	-
Changes in fair value of holdback shares for issued in connection with the FreeChain Acquisition	3,186	-	-
Changes in fair value of cryptocurrency-settled receivables and payables	6,362	(3,305)	-
Adjusted EBITDA	39,407	97,032	93,218
Adjusted Profit/(loss)
Loss for the year	(599,151)	(56,656)	(60,366)
Add:
Listing fee	-	33,151	-
Share-based payment expenses	33,968	45,488	90,648
Changes in fair value of derivative liabilities	498,167	-	-
Loss on extinguishment of convertible senior notes	8,172	-	-
Changes in fair value of holdback shares issued in connection with the FreeChain Acquisition	3,186	-	-
Changes in fair value of cryptocurrency-settled receivables and payables	6,362	(3,305)	-
Adjusted profit/(loss)	(49,296)	18,678	30,282

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of US$476.3 million and fiat currency investment of US$1.0 million in an unlisted debt instrument, redeemable on demand. Since our separation from Bitmain, we have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations and issuance of convertible notes and Class A ordinary shares. We believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report. Our cash and cash equivalents increased to US$476.3 million as of December 31, 2024 from US$144.7 million as of December 31, 2023, primarily from our financing activities for the year ended December 31, 2024. Our cash and cash equivalents decreased to US$144.7 million as of December 31, 2023 from US$231.4 million as of December 31, 2022, primarily attributable to the construction and purchase of mining fleets for our mining datacenter in Gedu, Bhutan and deposit paid to electricity suppliers.

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our purchase of plant, property and equipment, lease obligations, and borrowings. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Purchase of property, plant and equipment, investment properties and intangible assets.  Purchase of property, plant and equipment, investment properties and intangible assets primarily consist of the purchase of machinery, equipment and other expenditure associated with mining datacenter construction and operations. The total cash outflow for the purchase of property, plant and equipment, investment properties and intangible assets were US$63.2 million, US$63.3 million and US$119.5 million for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2024, we had commitments that are scheduled to be paid within 12 months for the construction of mining datacenters of approximately US$46.5 million, of which approximately US$1.6 million was recognized in payables as of December 31, 2024.

Lease obligations.  We occupy most of our office premises and certain mining datacenters under lease arrangements, which generally have an initial lease term between 13 months to 30 years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2022, 2023 and 2024 was approximately US$6.3 million, US$7.8 million and US$13.1 million, respectively. As of December 31, 2024, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$8.7million and US$91.6 million, respectively.

Borrowings.  Our borrowings as of December 31, 2024 represented a commitment of US$208.1 million relating to (i) Promissory note of US$14.9 million, which is in connection with the issuance of the Bitdeer Convertible Note, a US$30 million convertible note, on July 23, 2021, bearing an annual interest rate of 8%, which will mature on July 23, 2023. On July 22, 2023, we amended the Bitdeer Convertible Note, pursuant to which we have repaid US$7 million in principal (and interest accrued thereon from July 1, 2023) of the then outstanding notes, and extended the maturity of the Bitdeer Convertible Note to July 21, 2025, by when we will pay the remainder of the notes. During the year ended December 31, 2024, an additional US$8 million of the Bitdeer Convertible Note was converted into Class A ordinary shares, (ii) Balance of US$32.5 million relates to August 2024 convertible senior notes, which represents the issuance of US$172.5 million aggregate principal amount of the 8.5% Convertible Senior Notes due 2029 and (iii)  Balance of US$160.7 million relates to November 2024 convertible senior notes, which represents the issuance of US$400.0 million aggregate principal amount of the 5.25% Convertible Senior Notes due 2029.

For additional information regarding (i) the 2025 At Market Issuance Sales Agreement dated January 3, 2025, (ii) the US$400,000,000 aggregate principal amount of 5.25% convertible senior notes due 2029 issued on November 26, 2024, (iii) the US$172,500,000 aggregate principal amount of 8.5% convertible senior notes due 2029 issued on August 20, 2024, (iv) the Private Placement on May 30, 2024, (v) 2024 At Market Issuance Sales Agreement dated March 18, 2024, and (vi) Equity Financing Purchase Agreement dated August 8, 2023, see “––Recent Developments.”

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

Cash Flows

The following table presents our consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(622,073)	(271,787)	(268,037)
Net cash generated from investing activities	112,700	199,854	133,793
Net cash generated from/ (used in) financing activities	844,267	(13,493)	(3,884)
Net increase / (decrease) in cash and cash equivalents	334,894	(85,426)	(138,128)
Cash and cash equivalents at the beginning of the year	144,729	231,362	372,088
Effect of movements in exchange rates on cash and cash equivalents held	(3,353)	(1,207)	(2,598)
Cash and cash equivalents at the end of the year	476,270	144,729	231,362

Operating Activities

Net cash used in operating activities was US$622.1 million for the year ended December 31, 2024. The difference between our net loss of US$599.2 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenue recognized on acceptance of cryptocurrencies of US$324.5 million, (ii) changes in prepayments and other assets of US$219.2 million primarily associated with advanced payments to inventories procurement for our SEALMINERs mass volume production, and (iii) changes in inventories of US$81.2 million related to our manufacturing of SEALMINER, partially offset by (i) an adjustment for depreciation and amortization of US$81.1 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with our mining datacenters during this period, (ii) an adjustment for share-based payment expenses of US$34.0 million for the issuance of options pursuant to our share incentive plans and (iii) change in fair value of derivative liabilities of US$498.2 million.

Net cash used in operating activities was US$271.8 million for the year ended December 31, 2023. The difference between our net loss of US$56.7 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenue recognized on acceptance of cryptocurrencies of US$342.3 million, (ii) changes in prepayments and other assets of US$49.2 million primarily associated with deposits and prepayments made to suppliers following the expansion of our business during this period, and (iii) changes in other payables and accruals of US$5.1 million, partially offset by (i) an adjustment for depreciation and amortization of US$75.5 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period, (ii) an adjustment for share-based payment expenses of US$45.5 million for the issuance of options pursuant to our share incentive plans and (iii) an adjustment for listing fee of US$33.2 million.

Net cash used in operating activities was US$268.0 million for the year ended December 31, 2022. The difference between our net loss of US$60.4 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$305.0 million, (ii) changes in prepayments and other assets of US$21.9 million primarily associated with deposits and prepayments made to suppliers following the expansion of our business during this period, (iii) changes in deferred revenue of US$9.2 million primarily associated with the recognition of revenue, (iv) income tax prepaid of US$20.0 million, and (v) an adjustment for income tax benefit of US$4.4 million, partially offset by (i) an adjustment for share-based payment expenses of US$90.6 million for the issuance of options following the adoption of our 2021 Share Incentive Plan in July 2021, and (ii) an adjustment for depreciation and amortization of US$66.4 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this period.

Investing Activities

Net cash generated from investing activities was US$112.7 million for the year ended December 31, 2024, primarily attributable to proceeds from disposal of cryptocurrencies of US$248.4 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$119.5 million, (ii) purchase of mining rigs of US$7.7 million and (iii) cash paid for business combinations, net of cash acquired of US$6.1 million.

Net cash generated from investing activities was US$199.9 million for the year ended December 31, 2023, primarily attributable to proceeds from disposal of cryptocurrencies of US$299.1 million and proceeds from disposal of financial assets at fair value through profit or loss US$31.1 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$63.3 million, (ii) purchase of mining rigs of US$63.0 million and (iii) purchase of financial assets at fair value through profit or loss of US$4.4 million.

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

Financing Activities

Net cash generated from financing activities was US$844.3 million for the year ended December 31, 2024, which was primarily attributable to (i) proceeds from issuance of ordinary shares and warrants, net of transaction costs, of approximately US$485.1 million and (ii) proceeds from convertible senior notes, net of transaction costs, of US$554.2 million, offset by (i) purchase of zero-strike call option of US$160.0 million in connection with the convertible senior notes issued in November, (ii) payment in connection with the extinguishment of convertible senior notes issued in August of US$14.9 million, and (iii) payment related to the senior secured notes issued for the Norway acquisition of US$15.0 million.

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

Recent Accounting Pronouncements

As from January 1, 2024, we adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on our financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for our group
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024	January 1, 2024
Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements	January 1, 2024	January 1, 2024

The following standards apply to the preparation of sustainability reports and are effective for annual reporting periods beginning on or after January 1, 2024. The authority of the Company’s jurisdiction has not yet mandated these standards; however, the Company is continuing to review the impact of the standards on its financial reporting.

•	IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information
•	IFRS S2, Climate-related Disclosures

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2024 and which have not been adopted in these financial statements. We are in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far, we have concluded that the adoption of them is unlikely to have a significant impact on our financial position.

Standard/Interpretation	Application Date for our group
Amendments to IAS 21, Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7, Annual improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7, Contracts referencing Nature-dependent Electricity	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The judgments and estimates that have a significant risk of causing a material adjustment to the carry amounts of assets and liabilities within the next financial year, which we consider to be critical, is outlined below.

Fair value of identified intangible assets acquired in connection with the FreeChain acquisition

The fair value of identified intangible assets acquired from business combinations is determined by the use of valuation models and unobservable inputs that are subject to significant estimates and assumptions. These estimates and assumptions can include, among others, the cash flows that an asset is expected to generate in the future and discount rates. The judgments and estimates used are disclosed in the Note 6(c).

Other estimates and assumptions utilized in the preparation of our consolidated financial statements are: income taxes, share-based payments, fair value of financial instruments, assessment of the asset acquisition, identified intangible assets acquired in connection with the Norway Acquisition, and impairment of indefinite-lived intangible assets and goodwill. Our use of judgments and estimates are disclosed in the Note 3 and the related accounting policies are disclosed in Note 2. When reviewing our financial statements, you should consider our selection of critical accounting policies, our significant judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. You should read the descriptions of these significant judgments and estimates in conjunction with other disclosures included in this annual report.

We believe that the following are the critical accounting policies.

Cryptocurrencies

Cryptocurrencies includes USD Coin (“USDC”) and cryptocurrencies other than USDC held in our cryptocurrency wallets.We classify the cryptocurrencies as current assets based on the intention to actively utilize or convert them within the normal operating cycle.

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

Revenue recognition

Our revenues are derived principally from the cloud hash rate arrangements, the self-mining arrangements, the cloud hosting arrangements, the sales of mining rigs, the general hosting arrangements and the membership hosting arrangements.

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

The primary sources of our revenues are recognized as follows:

Cloud Hash Rate

We enter into Cloud Hash Rate arrangements with our customers by offering hash rate subscription plans to provide computing power in a specified quantity, measured by computing power per second, or hash rate, derived from the mining rigs held by us, for a specified period of time. The customer also needs to pay for electricity subscriptions, which are billed separately, to maintain the mining rigs that produce the subscribed hash rate over the contract period. We connect such computing power to a customer-designated mining pool under the instructions of the customer to simplify the customer’s mining experiences. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets.

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

Self-mining

We enter into contracts with mining pool operators to provide a service to the mining pool operators to perform hash calculations using our own mining rigs. We consider the mining pool operators as the customers under this type of arrangement and can decide when to start providing services. Our enforceable right to consideration begins when, and continues as long as, we provide hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, we are entitled to non-cash compensation, cryptocurrency, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. Full-Pay-Per-Share (“FPPS”) and Pay-Per-Share-Plus (“PPS+”) pools pay block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, we are entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the periods presented, we primarily participated in Bitcoin mining to generate our self-mining revenues, and the payment mechanisms used by the mining pool operators were primarily FPPS and PPS+.

FPPS Mining Pools

We mainly participate in mining pools that use the FPPS payment mechanism. We are entitled to compensation once we begin to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that we are entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

•	The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that we provide to the pool operator as a percent of the Bitcoin network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin network block rewards expected to be generated for the same daily period.

•
The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin network during the daily 24-hour period as a percent of the total block rewards the Bitcoin network actually generated during the same 24-hour period, multiplied by the block rewards we earned for the same 24-hour period.

•
The gross non-cash compensation, consisting of the block reward and transaction fees, earned by us is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

PPS+ Mining Pool

We also participate in one PPS+ mining pool that provides non-cash consideration determined in a manner similar to the FPPS mining pools except the amount of transaction fees from the PPS+ mining pool operator is determined based on the share of actual transaction fees paid to the specific blocks the mining pool successfully mined in the Bitcoin blockchain in a daily 24-hour period in accordance with the operator’s specifications. The transaction fees are determined using the following formula: the hash calculations that we provide to the pool operator as a percent of the total relevant hash calculations performed by the mining pool operator under PPS+, multiplied by actual transaction fees paid to the specific blocks a mining pool operator successfully mined under PPS+ in the Bitcoin blockchain.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations we performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, we have the ability to estimate the variable consideration when we begin to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. We recognize the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency, at midnight UTC, on the date on which we provide the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price we receive is an aggregate amount and primarily includes the block rewards. As a result, we do not present disaggregated revenue information on block rewards.

Cloud Hosting

We provide our customers, through subscription of Cloud Hosting orders, one-stop mining rigs hosting solution which integrates the provision of computing power generated from specified second-hand mining rigs and the provision of maintenance service, primarily including electricity supply and daily maintenance and repair care. We charge the customer an upfront fixed amount at the commencement of the Cloud Hosting arrangement for the customer to secure the procurement of the computing power from the specified mining rigs, as well as the variable fees for the provision of maintenance service based on the consumption of resources such as electricity throughout the duration of the service. We historically only accept cryptocurrency as payments for services under the Cloud Hosting arrangement.

The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, we are entitled to additional consideration once a customer’s cost is recovered.

Two promises are offered under the Cloud Hosting arrangements. One is to provide the computing power generated from the specified mining rigs and the other is to perform maintenance services over the life of the mining rigs. The two promises are not separately identifiable because the customer expects to receive a steady operation of the mining rigs specified in the Cloud Hosting order, which is a combined output of the provision of computing power from the specified mining rigs and the provision of maintenance service of the specified mining rigs. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.

The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hosting order and periodical maintenance fees. The periodical maintenance fee is variable in each maintenance period based on the electricity consumption. We allocate the variable consideration to each distinct maintenance service period.

The revenue is recognized over time where the fixed upfront fee is recognized evenly over the contract term and the periodical maintenance fee is recognized over each respective service period. The contract term approximates to the life of the specified mining rigs and is estimated to be two years. The estimated life of these mining rigs is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining rigs is different from the previous estimate.

For plans under the accelerator mode, besides the aforementioned fees, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining rigs and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognizes revenues when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur. For all the periods presented, no revenue was generated from the additional consideration from Cloud Hosting arrangements offered under the accelerator mode.

Sale of Mining Rigs

We recognize revenue from sales of mining rigs to customers at the point in time when control of the mining rigs is transferred to the customer, which generally occurs upon shipment of the mining rigs as defined in the revenue contract. Sale of mining rigs is the sole performance obligation in this type of arrangement. We accept both cryptocurrency and fiat currency as payments for sales of mining rigs.

General Hosting

We provide general hosting services, which is a combined service package including custody of the customers’ mining rigs, electricity and network maintenance and other services, that enable customers to run blockchain computing operations. The customer is only able to benefit from the hosting service as a package and we have a single performance obligation. The hosting service fee is charged to the customer based on the customer’s consumption of resources, such as the amount of electricity used in a period. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customer’s mining yield during a period. Revenue from the general hosting service is recognized across each service cycle. We accept both cryptocurrency and fiat currency as payments for the hosting services.

Membership Hosting

We offer our large-scale miner customers membership hosting services by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.

Pursuant to the membership program agreement, a customer subscribing the program is entitled to the program benefit of receiving maintenance services within a predetermined capacity measured by energy consumption (i.e., Kilowatts, or KW) (the “hosting capacity”). We provide such designated capacity in a leased mining datacenter and the program subscription period ends when we no longer operate the mining datacenter. In addition, we also agree to provide other program benefits to the customer when such benefits are readily available to the customer during the program term, including, among other things, (i) early, priority and exclusive access to the newly available hosting capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for our services, such as mining rigs management services, than the prevailing price in the local market. We charge an upfront fee for the program benefits subscribed.

Pursuant to the management services agreement, we provide management services for the customer’s mining rigs up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, we promise to deliver a package of services to provide an infrastructure for the mining rigs, such as a premise for the custody of mining rigs, and network and utility to support the operation of the mining rigs. Unlike the general hosting service where we include in our service package to host or operate the customer’s mining rigs under the customer’s instructions so that the mining rigs keep running and remain connected to the customer designated mining pools (the “mining rigs operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining rigs operation service or choose to operate the mining rigs using the customer’s own personnel. We charge additional fee, at its stand-alone selling price, for the subscription of our mining rigs operation service. The management services fee and the mining rigs operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

Our promise associated with the membership program agreement is to stand ready to provide services, and our promise associated with the management services agreement is to provide an infrastructure for the mining rigs through the set of services provided under the management services agreement. The two promises are not separately identifiable because the customer expects to receive mining rigs management services for the mining rigs up to the designated capacity, which is a combined output of the program benefit and management services provided by us as a package. The two promises provide a series of distinct services that have the same pattern of transfer to the customer over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time. Revenue associated with the upfront fee for the program benefits is recognized over the program subscription period and revenue associated with the management services is recognized over each distinct service period. The promise to provide the mining rigs operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. We accept both cryptocurrency and fiat currency as payments for the membership hosting arrangements. The contract term approximates the lease term of the mining datacenter and is estimated to be 13 years. The estimated lease term is adjusted when there is an indication that we are reasonably certain to renew or terminate the lease.

Business combinations

Business combinations are accounted for under IFRS 3 using the acquisition method as of the acquisition date, which is the date on which we obtain control of the acquiree. Under the acquisition method, we allocate the excess of the consideration transferred over the fair value of identifiable net assets acquired to goodwill. A bargain purchase gain will be recognized under the circumstance where the consideration transferred is less than the identified net assets acquired. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of assets transferred by us, liabilities incurred by us to the former owners of the acquiree and the equity interest issued by us in exchange for control of the acquiree. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in other net gains / (losses).  Acquisition-related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

SEC Filing Status

Based on our public float as of June 30, 2024, we became a large accelerated filer, and lost emerging growth company status as of December 31, 2024. As of December 31, 2024, we are required to adopt new or revised accounting standards when they are applicable to public companies that are not emerging growth companies and are required to comply with the auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors and executive officers as of the date of this annual report are as follows.

Name	Age	Position
Jihan Wu	39	Chairman of the Board and Chief Executive Officer
Linghui Kong	43	Director and Chief Business Officer
Chao Suo	39	Director and Chief Operating Officer
Jianchun Liu	47	Chief Financial Officer, Business Operations
Naphat Sirimongkolkasem	35	Director
Sheldon Trainor-Degirolamo	61	Director
Guang Yang	42	Director
Lars Eivind Haugnes Naas	53	Director
Haris Basit	63	Chief Strategy Officer
Yuling Ma	57	Chief Technology Officer

Jihan Wu is the founder of our company and has served as Chairman of our board of directors since January 2021 and as our Chief Executive Officer since March 2024. Mr. Wu is also the founder of Matrixport Group and has been its director since 2019. Prior to founding Bitdeer, Mr. Wu co-founded BitMain Technologies Holding Company in 2013. Mr. Wu left Bitmain in January 2021 and has not held any position at Bitmain.  Mr. Wu obtained dual bachelor’s degrees in both Economics and Psychology from Peking University in 2009. Mr. Wu has been residing in  Singapore since 2019.

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

Jianchun Liu has served as the Chief Financial Officer of Bitdeer and then our Chief Financial Officer since January 2021, responsible for business operations. Mr. Liu also served on our board of directors from March 2023 to March 3, 2025. Mr. Liu obtained an MBA from University of Chinese Academy of Sciences in 2017 and a bachelor’s degree in Economics from Renmin University of China in 2000.

Chao Suo has served as on our board of directors since October 2023 and our Chief Operating Officer since September 2024. She has over ten years of experience in human resources, including HR strategy framework, recruitment, performance management, competency development, compensation & benefit, and labor compliance. Ms. Suo has served as the HR Director of Bitdeer since March 2021. Prior to that, she served as the HR Director of BitMain from 2015 to 2021. Ms. Suo obtained a master’s degree in Corporate Management from Communication University of China in 2010 and a bachelor’s degree in Business Administration from Beijing Forestry University in 2008.

Naphat Sirimongkolkasem has served on our board of directors since April 2023. He served as the Chief Financial Officer and as a member of the board of directors of BSGA from April 2021 to April 2023. Mr. Sirimongkolkasem is experienced in management, business development and capital market transactions, including M&A, fundraising, initial public offering, and restructuring in Asia. Since 2023, Mr. Sirimongkolkasem has been the director of First Sino-Asia (Thailand), responsible for the operation, business development as well as the investment activities of First Sino-Asia (Thailand). Mr. Sirimongkolkasem has been the co-Founder of Collis Capital and was responsible for the operation activities of Collis Capital, including overseeing the analysis and evaluation of opportunities from 2021 to 2024. From 2017 to 2021, Mr. Sirimongkolkasem was investment director of Sapientia Capital Limited. From 2014 to 2017, Mr. Sirimongkolkasem was a consultant at Vision Skill Consulting limited, which specializes in strategy, management and engineering advisory in areas that cover infrastructure, transportation and hospitality. Mr. Sirimongkolkasem obtained his Bachelor’s Degree of Arts in Economics from Durham University (United Kingdom) in 2012.

Sheldon Trainor-DeGirolamo has served on our board of directors since April 2023. He served as the Non-Executive Director of Foxconn Interconnect Technology Ltd (6088.HK), a publicly traded company on the Hong Kong Stock Exchange, between May 2019 and June 2024. He has also served as the Director of Experiential Media Group and Linksys Holdings, Inc. since May 2021 and June 2021, respectively. From May 2012 to November 2020, he served as the Executive Director of Macau Legend Development Company Ltd., a publicly traded company on the Hong Kong Stock Exchange. He also served as the Director of Athenex (NASDAQ: ATNX), a biopharmaceutical company publicly traded on Nasdaq, from June 2017 to May 2019. He is the Founder and Managing Director of PacBridge Capital Partners (HK) Limited, a principal investment firm based in Hong Kong, which he founded in 2009. Prior to establishing PacBridge, Mr. Trainor-DeGirolamo spent more than 20 years in the financial services industry, including with Credit Suisse Australia, Morgan Stanley Asia and as the Head of Investment Banking for Asia and as Vice Chairman of Merrill Lynch Asia. Mr. Trainor-DeGirolamo received a Bachelor of Commerce from the University of British Columbia.

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

Lars Eivind Haugnes Naas has served on our board of directors since February 2025. He is the founder, Chairman of the board of directors, and CEO of TROLL HOUSING AS, as well as the founder and a member of the board of directors of TYDAL DATA CENTER AS, both of which are our subsidiaries. Additionally, Mr. Naas is the co-owner and Chairman of the board of directors of Renol Invest AS, a private minor family office for his fathers and brothers fortunes, and also the founder, Chairman of the board of directors and a co-owner of Hana AS, a joint venture real estate investment vehicle. Prior to those, from 2018 to 2024, he served as a co-owner and member of the board of directors of Landbruksteknikk AS, a company specializing in field construction work; from 2012 to 2024, as a co-owner and member of the board of directors of Anleggsdeler AS, a company specializing in machinery and plant sale and lease; and from 2009 to 2024, as a co-owner and member of the board of directors of Bergtatt Opplevelser AS, a company doing adventure tours into the family mine which is now closed, where he also acted as the general manager from 2014 to 2024. Furthermore, he was a co-owner and member of the board of directors of Naas Kalksteinbrudd AS, a previous family business doing mining operations, from 1991 to 2022, serving as the Chairman of the Board of Directors from 2017. Earlier in his career, Mr. Naas received his certification and degree in construction, groundwork, and concrete in 1990, and his certification in rock blasting special education in 1991. He holds professional certifications as a rock blaster and rock blasting supervisor.

Haris Basit has served as our Chief Strategy Officer since June 2023. Mr. Basit previously worked as the Chief Executive Officer of Averatek Corporation from August 2017 to May 2023. Prior to that, he was the Chief Executive Officer and Director of VIASPACE Inc. from July 2016 to July 2017 and Director from August 2017 to April 2018. He co-founded Almaden Energy Group (AEG), LLC which partners with VIASPACE to grow Giant King Grass in the United States for animal feed. Since 2012, Mr. Basit has been providing Corporate Strategy Consulting to senior executives of publicly traded companies to help identify new growth opportunities and partnerships. He was a consultant to Liebman and Associates, the premier clean energy lobbying firm in Washington, DC. He has provided entrepreneurship mentoring for University of California Berkeley MBA students. He started his career as a Staff Engineer at IBM moving on to become a Manager at Rockwell International, a Manager at Bell Labs, Vice President of Business Development for OEA International and then Founder/CEO of both Multigig, Inc. and Mobius Power, LLC. He received his MSEE from the University of Illinois, Urbana-Champaign in 1986. He also earned a BSEE from University of Illinois, Urbana-Champaign in 1984.

Yuling Ma has served as our Chief Technology Officer since January 2025. Ms. Ma is a seasoned technology executive with extensive international experience. She served as Chief Technology Officer of FreeWheel from January 2021 to September 2024, and as the senior vice president of engineering and general manager of FreeWheel’s Beijing office from December 2018 to January 2021. From January 2015 to December 2018, Ms. Ma served as the Head of data product and platform at JD.COM, Chief Technology Officer of Stealth Startup and the vice president of technology and general manager of Pegasus Inc.’s Beijing office. Prior to that, Ms. Ma successively served in various software engineering positions at MicroStrategy Inc from March 1998 to December 2014, including vice president, software engineering and general manager of Beijing research and development center and director of software engineering. Ms. Ma received her bachelor’s degree and master degree in computer science from Tsinghua University in 1991 and 1994, respectively. She also received a master degree in computer science from University of Maryland in 1996.

B.	Compensation

Historical Compensation of Bitdeer’s Directors and Executive Officers

For the year ended December 31, 2024, an aggregate of approximately US$9.1 million in cash and benefits was provided to Bitdeer’s executive officers and directors. For awards granted to Bitdeer’s executive officers and directors, see the section entitled “-2023 Share Incentive Plan.” Bitdeer has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers and directors.

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

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of our company.

2023 Share Incentive Plan

A share incentive plan was adopted in connection with the Business Combination, approved by both shareholders of Bitdeer and shareholders of BSGA prior to the consummation of the Business Combination, effective in April 2023 (the “2023 Plan”). As of March 31, 2025, the maximum aggregate number of Class A ordinary shares that may be granted under the 2023 Plan is 21,877,912. As of March 31, 2025, awards to purchase a total of 16,234,787 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarize the principal terms of our 2023 Plan.

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

The following table summarizes, as of March 31, 2025, the options granted under our share incentive plans to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jihan Wu	-	-	-	-
Linghui Kong	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
	*	6.96	April 1, 2024	April 1, 2034
Chao Suo	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
	*	6.96	April 1, 2024	April 1, 2034
Jianchun Liu	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	6.96	April 1, 2024	April 1, 2034
Naphat Sirimongkolkasem	*	7.03	July 1, 2023	July 1, 2033
	*	10.59	July 1, 2024	July 1, 2034
Sheldon Trainor-Degirolamo	*	7.03	July 1, 2023	July 1, 2033
	*	10.59	July 1, 2024	July 1, 2034
Guang Yang	*	7.03	July 1, 2023	July 1, 2033
	*	10.59	July 1, 2024	July 1, 2034
Lars Eivind Haugnes Naas	*	21.67	January 1, 2025	January 1, 2035
Haris Basit	*	5.51	July 1, 2023	July 1, 2033
	*	6.96	April 1, 2024	April 1, 2034
Yuling Ma	-	-	-	-

*	Less than 1% of our total issued and outstanding ordinary shares.

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

We had approximately 183, 211 and 246 full-time employees as of December 31, 2022, 2023 and 2024, respectively. We also hire part-time employees from time to time. Of the 246 full-time employees as of December 31, 2024, approximately 57 were engaged in research and development activities and 189 were engaged in business development, finance, information system, facilities, human resources or administrative support. Most of our employees are located in Singapore and United States. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of ordinary shares as of March 31, 2025.

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

As of March 31, 2025, there are 152,346,227 Class A ordinary shares (excluding 1,846,500 Class A ordinary shares that have been repurchased but not cancelled and 7,175,993 Class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans) and 44,399,922 Class V ordinary shares issued and outstanding.

Unless otherwise indicated, as of March 31, 2025, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

	Class A Ordinary Shares	% of Total Class A Ordinary Shares	Class V Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Jihan Wu(3)	4,000,000	2.6	44,399,922	24.6	75.1
Linghui Kong	*	*	-	*	*
Jianchun Liu	*	*	-	*	*
Chao Suo	*	*	-	*	*
Naphat Srimongkolkasem	*	*	-	*	*
Sheldon Trainor-Degriolamo	*	*	-	*	*
Guang Yang	*	*	-	*	*
Lars Eivind Haugnes Naas	*	*	-	*	*
Haris Basit	*	*	-	*	*
Yuling Ma	-	-	-	-	-
All executive officers and directors as a group (ten individuals)	6,245,845	4.1	44,399,922	25.7	75.5
5.0% Shareholders
Giancarlo Devasini and his affiliated entities(4)	31,891,689	20.2	-	15.8	5.3
Zhaofeng Zhao(5)	15,326,416	10.1	-	7.8	2.6
Yishuo Hu(6)	8,692,053	5.7	-	4.4	1.5

*	Less than one percent (1%).

(1)	The business address for our directors and executive officers of the Company will be 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509.

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

(3)
Represents 44,399,922 Class V ordinary shares directly held by Victory Courage Limited (“Victory Courage”). Victory Courage is a British Virgin Islands company wholly owned by Cosmic Gains Global Limited, a company incorporated in the British Virgin Islands wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Jihan Wu as the settlor and Mr. Wu and his family members as the beneficiaries. Under the terms of such trust, Mr. Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Victory Courage in our company.

(4)
Represents (i) 8,117,702 Class A ordinary shares held by Tether Investments, S.A. de C.V. (“Tether Investment”), a wholly owned subsidiary of Tether Holdings, S.A. de C.V. (“Tether Holdings”), (ii) 18,587,360 Class A ordinary shares held by Tether International, S.A. de C.V. (“Tether International”), a wholly owned subsidiary of Tether Holdings, and (iii) 5,186,627 Class A ordinary shares that may be acquired upon the exercise of the warrants held by Tether International. Giancarlo Devasini (together with Tether Investment, Tether Holdings and Tether International, the “Reporting Persons”) has a greater than 50% voting interest in Tether Holdings. Mr. Devasini disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The information above is reported on Schedule 13D/A filed by the Reporting Persons on March 17, 2025.

(5)
Represents 15,326,416 Class A ordinary shares directly held by Shinning Stone Invest Co., Ltd (“Shinning Stone”) as reported on Schedule 13D filed by Shinning Stone on March 27, 2024. Shinning Stone is a British Virgin Islands company wholly-owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.

(6)
Represents 8,692,053 Class A ordinary shares directly held by Golden Navigate Investments Limited (“Golden Navigate”) as reported on Schedule 13G/A filed by Golden Navigate on February 13, 2025. Golden Navigate is a British Virgin Islands company wholly owned by Blessing Surplus Limited, a company incorporated in the British Virgin Islands, which is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee of The Zizai Trust, a Hong Kong reserved powers trust. Mr. Yishuo Hu is the settlor of such trust and Mr. Hu and his family members are the beneficiaries. Under the terms of such trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Golden Navigate in our company.

As of March 31, 2025, to our knowledge, approximately 78.2% of our total issued and outstanding Class A ordinary shares were held by three record shareholders in the United States, and none of our Class V ordinary shares were held by record shareholders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Incentive Plan

See the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Cryptocurrency services provided by Matrixport Group

Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”) are entities over which Bitdeer’s controlling person has significant influence, as Mr. Jihan Wu, Bitdeer’s founder and sole director, is the co-founder and chairman of the board of directors of Matrixport Group. During the years ended December 31, 2022, 2023 and 2024, substantially all of Bitdeer’s cryptocurrencies were held in custody by Matrixport Group and Bitdeer’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group. The service fees charged by Matrixport Group for the years ended December 31, 2022, 2023 and 2024 were approximately US$0.4 million, US$0.2 million and US$0.2 million, respectively.

Services provided to Matrixport Group

During the years ended December 31, 2022, 2023 and 2024, we provided technical and human resources service to Matrixport Group. The service fees charged to Matrixport Group for the years ended December 31, 2022, 2023 and 2024 were approximately US$3.1 million, US$0.8 million and US$18.7 million, respectively.

Other transactions with Matrixport Group

In July 2022, Bitdeer signed an agreement with Matrixport Group to subscribe a limited partner interest in a limited partnership set up by the Matrixport Group and the capital commitment is amounting to US$20 million. We, as a limited partner, do not have control or significant influence over the limited partnership. As of December 31, 2024, the capital contribution made by us to the limited partnership is US$17.3 million. We recorded approximately US$1.9 million gain, US$3.5 million gain and US$1.0 million loss on change in fair value of financial assets at fair value through profit or loss for the years ended December 31, 2024, 2023 and 2022, respectively.

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

In April 2025, Bitdeer entered into a loan agreement with Matrix Finance and Technology Holding Company for a financing facility of up to US$200 million. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a pledge of SEALMINER, maintained based on a loan-to-value ratio. As of April 21, 2025, Bitdeer drew down US$43.0 million under the facility.

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

Share Repurchase Programs

On June 16, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated June 16, 2023, our board of directors authorized the repurchase of up to US$1,000,000 of the Class A ordinary shares (the “Repurchase Program”), effective until September 15, 2023. The Repurchase Program was subsequently extended by our board of directors to be effective until December 15, 2023. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Program does not obligate us to repurchase any specific number of the Class A ordinary shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. On October 18, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, our board of directors authorized the repurchase of up to US$2,000,000 of the Class A ordinary shares of the Company, effective until April 17, 2024. During the year ended December 31, 2023, we purchased 606,756 Class A ordinary shares for approximately US$2.6 million under these repurchase programs. These shares were cancelled during the year ended December 31, 2024.

On September 6, 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$10 million worth of its Class A ordinary shares, effective from September 9, 2024 through September 8, 2025. As of the date of this annual report, we have fully utilized the US$10 million under the share repurchase program.

In February 2025, the board of directors of the Company has approved a new share repurchase program to repurchase up to additional US$20 million worth of its Class A ordinary shares, effective from February 28, 2025 through February 28, 2026. As of the date of this annual report, we have repurchased 1,056,500 Class A ordinary shares for approximately US$12.0 million under the share repurchase program.

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

As of March 31, 2025, there are 152,346,227 Class A ordinary shares (excluding 1,846,500 Class A ordinary shares that have been repurchased but not cancelled and 7,175,993 Class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans) and 44,399,222 Class V ordinary shares issued and outstanding.

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

Other than in the ordinary course of business and other than those described in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business, Operations, Industry and Financial Condition,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Class A ordinary shares by a “U.S. Holder” (as defined below). This discussion applies only to Class A ordinary shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this discussion, “ordinary shares” refer to Class A ordinary shares. This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A ordinary shares, that is, for U.S. federal income tax purposes:

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

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on ordinary shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisors regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

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

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2024. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to the market price of Class A ordinary shares from time to time, which could be volatile). In addition, the risk of us being a PFIC for any taxable year will increase if our market capitalization declines substantially during that year. Furthermore, whether and to which extent our income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of our income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although we currently treat these items of income as active, such treatment is uncertain. Moreover, certain of our business activities generate passive income and, although the amount of such income is currently small, our risk of being a PFIC will increase if the proportion of our revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

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

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in our operation are currently primarily based on Bitcoin and USDT. We currently do not use any derivative contracts to hedge our exposure to cryptocurrency risk, but our management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. To limit our exposure to the cryptocurrency risk, we applied a flexible internal strategy for either converting of cryptocurrencies it obtains through its principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future.

Fluctuations in the market price of Bitcoin and/or other cryptocurrencies may have a more linear and quantifiable impact on some of our businesses than others. A 10% increase or decrease in the average market price of Bitcoin and/or other cryptocurrencies over 2022, 2023 and 2024, without considering other factors, would have had the following impact on our revenue: (i) an increase or decrease in our revenue from self-mining by 10%; (ii) an increase or decrease in our revenue from Cloud Hash Rate in general, as the price of Bitcoin is a key factor in determining the hash rate subscription fee, provided however, the precise impact is subject to other factors, such as the hash rate allocated to Cloud Hash Rate, the expected mining rewards at the time of subscription, contract terms, and electricity price, etc.; (iii) an increase or decrease in our revenue from General Hosting in general, as we are entitled to additional variable consideration based on the customers’ mining yield under arrangement with certain customers and we accept cryptocurrencies as payments for the hosting services; and (iv) an increase or decrease in revenue from Cloud Hosting, provided that the overall impact is less linear as compared to in the case of self-mining. The impact on the revenue from sales of mining rigs depends on market sentiments towards Bitcoin at the relevant point in time, in addition to the actual price of Bitcoin. A change in the market price of Bitcoin and/or other cryptocurrencies would not have had a material effect on our revenue from other sources.

In addition, Bitcoin and other cryptocurrencies accounted for 2.4% and 5.0% of our total assets as of December 31, 2023 and 2024, respectively. A 10% increase or decrease in the market price of Bitcoin and other cryptocurrencies as of December 31,2023 and 2024, respectively, would have resulted in an increase or decrease of approximately $1.5 million and $7.8 million on our cryptocurrency balance at these days.

Interest Rate Risk

Our interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings. Bank deposits, restricted cash and borrowings at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. Our management closely monitors the fluctuation of such rates periodically. If the interest rates had been higher or lower by 1% with all other variables including tax rate being held constant, the profit/(loss) before tax would have been higher or lower by US$2.1 million and US$1.3 million for the years ended December 31, 2022 and 2023, and would have been lower or higher by US$0.2 million for the year ended December 31, 2024, respectively.

Investment Risk

We are exposed to investment risk from investment transactions such as the purchase of cryptocurrency denoted wealth management products and investment in financial assets at fair value through profit or loss. These investments are not principal-guaranteed, and we may suffer material loss from such investments. We monitor our investments closely and limits our exposure to the investment risk by including in its operation strategy the requirements to, with regard to the purchase of cryptocurrency-denoted wealth management products, invest only in robust wealth management products and the investments need to be redeemed within the same fiscal quarter, and, with regard to the investment in financial assets at fair value through profit or loss, perform due diligence on the prospective investees to evaluate the business soundness before making an investment, and communicate regularly with the investee, review management report and the latest financial statements, if any, to evaluate the stage of investment and whether any action should be taken regarding the investment.

Foreign Currency Risk

We are exposed to foreign currency risk as we conduct transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of our financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that we are not able to accurately forecast. Our management is closely monitoring our exposure to currency risk and seeks to minimize its exposure to such risk. We were not exposed to material foreign currency risk during the years ended December 31, 2022 and 2023 and 2024.

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

Cryptocurrencies held in custody

For the years ended December 31, 2022, 2023 and 2024, substantially all of our cryptocurrencies are stored in wallets held in the custody by Matrix Finance and Technologies Holding Company (“Matrixport Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, we evaluate the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. We have further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. We expect that there is no significant credit risk from non-performance by Matrixport Group.

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

Cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases

We also have credit exposure to cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases. We assess such credit risk both at contract inception and each quarter or in shorter interval by considering the past collection experience and any indications that the corresponding amount may not be fully collected. To manage such exposure, we continuously monitor the relevant factors, such as the liquidity of the underlying cryptocurrencies, negative report related to the counterparty, and deal only with creditworthy counterparties and include in our operation strategy that the lending needs to be collected, and the wealth management products need to be redeemed within the same fiscal quarter. We historically only conduct such transactions with the Matrixport Group and we did not conduct such transaction in the years ended December 31, 2023 and 2024. We had never experienced credit losses and have no existing exposures to such credit risk as of each end date of the consolidated statement of financial position. Consequently, credit exposure to these transactions is not considered material.

Liquidity Risk

Liquidity risk arises in situations where we have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. In August 2024, we completed an underwritten public offering of US$172.5 million aggregate principal amount of 8.50% convertible senior notes due 2029. Subsequently, in November 2024, we priced US$400.0 million principal amount of 5.25% convertible senior notes due 2029 in a private placement to qualified institutional buyers. The issuance of these convertible notes introduces additional financial obligations, which may impact our liquidity position. While we believe that our cash, short-term investment and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months from the date of this annual report, the added obligations from the convertible notes necessitate careful liquidity management. We manage our liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of our long-term loans.

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

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2024.

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

We have excluded (i) TROLL HOUSING AS and TYDAL DATA CENTER AS and (ii) FreeChain Inc. (the “Acquired Business”), which was acquired on April 15, 2024 and September 13, 2024, respectively, from our assessment on the effectiveness of our internal control over financial reporting as of December 31, 2024. Such exclusion was in accordance with the SEC guidance that an assessment of a recently acquired business may be omitted in management’s report on internal controls over financial reporting in the year of acquisition if it is not possible to conduct an assessment of an acquired business’s internal controls over financial reporting in the period between consummation date and the date of management’s assessment. As of and for fiscal year ended December 31, 2024, the Acquired Business represented approximately 1.5% and 0.0% of total assets and total revenue of our group. There has been no material change to our company’s internal control over financial reporting due to these acquisitions. We will include the Acquired Business in our report on the effectiveness of our internal control over financial reporting as of December 31, 2025.

Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses in internal control over financial reporting, described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified: lack of adequate execution and monitoring of control activities resulted in insufficient review of the maintenance of the bill of materials in the inventory cycle and the lack of precise review of certain assumptions in the draft valuation model associated with convertible senior notes prepared by an external independent third-party valuation firm, combining with the insufficient controls aimed at verifying the reliability of external information and platforms, including information sourced from mining pools in the cloud hash rate sharing business and other websites in the self-mining business, cryptocurrency custodial platform and Employee Stock Ownership Plan (ESOP) platform, collectively constituted a material weakness.

We have instituted plans to remediate the material weakness, including (i) enhance the review process on the assumptions used in the valuation report of convertible senior notes prepared by an external valuation firm, foster a closer communication loop with the external valuer to ensure the review process is sufficiently robust, and maintain appropriate evidence to support such reviews; (ii) enhance the monitoring on the accuracy verification of Bill of Materials (BOM) entry; and (iii) develop a set of control activities specifically aimed at verifying the reliability of external information, such as cross checking on the information from the mining pools and other websites with independent source, obtaining and performing an appropriate review on the system and organization controls (“SOC”) reports from the external vendors.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

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

For the Year Ended December 31,

2024	2023
Audit fees(1)	US$	1,850,693	US$	1,292,650
Audit-related fees(2)	US$	-	US$	-

(1)
“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audits of our consolidated financial statements, services that normally would be provided by the accountant in connection with statutory and regulatory filings or engagements, and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the Commission.

(2)
“Audit-related fees” are the aggregate fees billed for professional services rendered by our principal external auditor, which are reasonably related to the audit or review of our financial statements but are not categorized under “Audit fees”.

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

On June 16, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated June 16, 2023, our board of directors authorized the repurchase of up to US$1,000,000 of the Class A ordinary shares (the “Repurchase Program”), effective until September 15, 2023. The Repurchase Program was subsequently extended by our board of directors to be effective until December 15, 2023. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Program does not obligate us to repurchase any specific number of the Class A ordinary shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. On October 19, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, our board of directors authorized the repurchase of up to US$2,000,000 of the Class A ordinary shares of the Company, effective until April 17, 2024. During the year ended December 31, 2023, we purchased 606,756 Class A ordinary shares for approximately US$2.6 million under the share repurchase programs. These shares were cancelled during the year ended December 31, 2024.

On September 6, 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$10,000,000 worth of its Class A ordinary shares, effective from September 9, 2024 through September 8, 2025. As of the date of this annual report, we have fully utilized the US$10 million under the share repurchase program.

In February 2025, the board of directors of the Company has approved a new share repurchase program to repurchase up to additional US$20 million worth of its Class A ordinary shares, effective from February 28, 2025 through February 28, 2026. As of the date of this annual report, we have repurchased 1,056,500 Class A ordinary shares for approximately US$12.0 million under the share repurchase program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See the section entitled “Item 3. Key Information—D. Risk Factors— Risks Related to Our Securities —You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct a substantial portion of our operations and a majority of our directors and executive officers reside outside of the United States.”

Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2024. We may, however, hold annual shareholders meetings in the future.

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See the section entitled “Item 3. Key Information—D. Risk Factors— Risks Related to Our Securities —As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Class A ordinary shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

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

•	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans;

•	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and

•	the requirement that an annual shareholders meeting must be held no later than one year after the end of the company’s fiscal year-end as set forth in Nasdaq Rule 5620(a).

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

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20-F

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

Reporting to Board of Directors and Senior Management

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

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Documents

1.1
Amended and Restated Memorandum and Articles of Association of the Company, effective on April 13, 2023 (incorporated herein by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-41687), filed with the SEC on April 19, 2023).

2.1
Specimen Ordinary Share Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

2.2
Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report for the year ended December 31, 2022 on Form 20-F (File No. 001-41687), filed with the SEC on April 28, 2023).

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

4.5
Voting and Support Agreement, dated as of December 15, 2021, by and among BSGA, Bitdeer and certain shareholder of Bitdeer (incorporated herein by reference to Exhibit 10.1 to BSGA’s Current Report on Form 8-K filed with the SEC on December 15, 2021)

4.6†
Bitdeer Technologies Group 2023 Share Incentive Plan, effective on April 13, 2023 (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report for the year ended December 31, 2022 on Form 20-F (File No. 001-41687), filed with the SEC on April 28, 2023).

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

Exhibit No.	Description of Documents

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

4.17#*	Eighth Amendment to the Lease Agreement, dated as of June 12, 2023, between SLR Property I, LP and Dory Creek, LLP.

4.18#
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

Exhibit No.	Description of Documents

4.24#
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

4.27#
Custody Agreement, dated as of February 10, 2021, between Bitdeer Technologies Limited, Straitdeer Pte. Ltd. and Matrix Trust Company (incorporated herein by reference to Exhibit 10.21 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.28	2023 Performance Share Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on June 20, 2023).

4.29#
Ordinary Share Purchase Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 9, 2023).

4.30
Registration Rights Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 9, 2023).

4.31#
Land Lease Agreement, by and between Bitdeer Gedu and DHI (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 22, 2023).

4.32#
Contract of Sale by and between White Tail Creek and B&D (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 22, 2023).

4.33^
At Market Issuance Sales Agreement, dated as of March 18, 2024, by and among the Company and Sales Agent (incorporated herein by reference to Exhibit 1.2 to the Registration Statement on Form F-3 (File No. 333-278027), filed with the SEC on March 18, 2024).

4.34#
Master Agreement between Bitdeer and NVIDIA (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on October 19, 2023).

4.35#
Agreement, dated as of April 3, 2024, by and among BRYHNI.COM AS, RENOL INVEST AS, and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on April 8, 2024).

4.36^
Senior Secured Note Purchase Agreement, dated April 15, 2024, by and among the Company, various investors from time to time, Norwegian AI Technology AS and Nordic Trustee AS (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on April 19, 2024).

Exhibit No.	Description of Documents

4.37^#
Share Pledge Agreement, dated April 15, 2024 by and between Norwegian AI Technology AS and Nordic Trustee AS (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on April 19, 2024)

4.38^
Call Option Agreement, dated April 15, 2024 by and among Bitdeer Technologies Group, BRYHNI.COM AS and RENOL INVEST AS (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on April 19, 2024).

4.39^
Subscription Agreement, dated as of May 30, 2024, by and between the Company and Tether International Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on May 31, 2024).

4.40	Form of Warrant to Purchase Ordinary Shares (included in Exhibit 4.38).

4.41	Form of Registration Rights Agreement (included in Exhibit 4.38).

4.42^
Share Purchase Agreement, dated as of June 3, 2024, by and among the Company, Bitdeer Technologies Holding Company, FreeChain Inc., Desiwe Technology Limited, DESIWE TECHNOLOGY PTE. LTD., certain individuals and the individuals’ holding companies and Desiwe Team Ltd (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on June 3, 2024).

4.43
Indenture, dated as of August 20, 2024, by and between the Company and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 20, 2024).

4.44
First Supplemental Indenture, dated as of August 20, 2024, by and between the Company and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 20, 2024).

4.45#
Lease Agreement, dated as of February 5, 2024, by and between Monroe County Port Authority and Erie Creek LLC (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on September 23, 2024).

4.46#
Amendment to Lease Agreement, dated as of April 19, 2024, by and between Monroe County Port Authority and Erie Creek LLC (incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on September 23, 2024).

4.47#*	Second Amendment to Lease Agreement, dated as of January, 2025, by and among Monroe County Port Authority, Erie Creek LLC and Whitetail Creek LLC.

4.48#
Land Lease Agreement, dated as of May 30, 2024, by and between Bitdeer Jigmeling Private Limited and Druk Holding and Investments Limited (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on September 23, 2024).

4.49#
Master Deed of Novation, dated January 9, 2025, by and among Bitdeer Jigmeling Private Limited, Druk Holding and Investments Limited, Bitdeer Technologies Holding Company, Bitdeer Gedu Private Limited, Bitdeer Bhutan Management Limited and Green Digital Limited.

4.50#*	Opal Project Asset Purchase and Sale Agreement, dated as of February 3, 2025, by and between 2519492 Alberta Limited and Bitdeer Energy Inc.

4.51^
At Market Issuance Sales Agreement, dated January 3, 2025, by and among the Company and Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on January 21, 2025).

8.1
List of significant subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

11.1
Code of Business Conduct and Ethics of the Company (incorporated herein by reference to Exhibit 99.1 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-273905), field with the SEC on October 10, 2023).

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant

Exhibit No.	Description of Documents

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Malone Bailey

97.1
Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report for the year ended December 31, 2023 on Form 20-F (File No. 001-41687), filed with the SEC on March 28, 2024

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

^	Schedules and exhibits of this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bitdeer Technologies Group

April 21, 2025	By:	/s/ Jihan Wu
		Name:	Jihan Wu
		Title:	Director and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bitdeer Technologies Group

Opinion on the Financial Statements

 We have audited the accompanying consolidated statements of financial position of Bitdeer Technologies Group and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 21, 2025 expressed an adverse opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-mining Revenue – Refer to Notes 2 to the financial statements

The Company provides a service to the mining pool operators to perform hash calculations using the Company’s own mining rigs in exchange for cryptocurrency rewards, which are non-cash considerations. The Company recognizes self-mining revenue as it fulfills its performance obligation over time by providing hash calculation services to the mining pools. The service proceeds are variable considerations determined by a contractual formula. Self-mining revenue consists of block rewards and transaction fees, net of the mining pool fees charged by the mining pool operator. For the year ended December 31, 2024, total self-mining revenue was approximately US$163 million.

We identified the auditing of self-mining revenue as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes a significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Company.

 The primary procedures we performed to address this critical audit matter included:

•	Evaluated the design and operating effectiveness of controls over financial reporting relevant to the self-mining revenue;
•	Performed site visits of the facilities where the Company’s mining rigs were located, which included an observation of the physical and environmental controls and mining rigs observation procedures;
•	Evaluated management’s rationale for the application of IRFS 15 to account for its self-mining revenue, which included evaluating the contracts between the Company and the mining pool operators;
•
Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned, including recalculating the self-mining revenue recognized according to the calculation formula prescribed in the contractual payout method using the hashrate provided to the mining pool operators and independently obtained blockchain inputs and cryptocurrency prices, and confirming with the mining pool operators the significant contractual terms used in the determination of self-mining revenue and total self-mining revenue earned by the Company;

•
With the assistance of our Information Technology (“IT”) professionals, we identified the key system used to monitor hashrate, tested the IT general controls over the system and validated the hashrate provided to the mining pools;

•
Compared the wallet records related to the self-mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains; and

•	Evaluated management’s disclosures of its self-mining revenue in the financial statement footnotes.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2021.
Houston, Texas
April 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bitdeer Technologies Group

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Bitdeer Technologies Group and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company did not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the accompanying consolidated statements of financial position of the Company as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”), and our report dated April 21, 2025 expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment of the internal control over financial reporting at Troll Housing AS, Tydal Data Center AS, and FreeChain Inc. (collectively, the “Excluded Acquisitions”) acquired during the year ended December 31, 2024, which represented 1.5% and 0% of the total assets and total revenues of the Company as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified as included in management’s assessment: lack of adequate execution and monitoring of control activities resulted in insufficient review of the maintenance of the bill of materials in the inventory cycle and the lack of precise review of certain assumptions in the draft valuation model associated with convertible senior notes prepared by an external independent third-party valuation firm, combining with the insufficient controls aimed at verifying the reliability of external information and platforms, including information sourced from mining pools in the cloud hash rate sharing business and other websites in the self-mining business, cryptocurrency custodial platform and Employee Stock Ownership Plan (ESOP) platform, collectively constituted a material weakness. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those financial statements.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
April 21, 2025

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	December 31, 2024	December 31, 2023

ASSETS
Current assets
Cash and cash equivalents	7	476,270	144,729
Restricted cash	7	9,144	9,538
Cryptocurrencies	8	77,537	15,371
Trade receivables		9,627	17,277
Amounts due from a related party	24	15,512	187
Prepayments and other assets	9	291,929	71,876
Inventories	10	64,888	346
Financial assets at fair value through profit or loss	11	4,540	1,000
Total current assets		949,447	260,324

Non-current assets
Restricted cash	7	8,212	-
Prepayments and other assets	9	18,244	25,211
Financial assets at fair value through profit or loss	11	37,981	36,775
Mining rigs	12	67,324	63,477
Right-of-use assets	16	69,273	58,626
Property, plant and equipment	13	251,377	154,860
Investment properties	14	30,723	34,346
Intangible assets	15	83,235	4,777
Goodwill	15	35,818	-
Deferred tax assets	23	6,220	991
Total non-current assets		608,407	379,063
TOTAL ASSETS		1,557,854	639,387

LIABILITIES
Current liabilities
Trade payables		31,471	32,484
Other payables and accruals	19	40,617	30,495
Amounts due to a related party	24	8,747	33
Income tax payables		2,729	3,367
Derivative liabilities	18	763,939	-
Deferred revenue		39,029	49,512
Borrowings	17	208,127	-
Lease liabilities	16	5,460	5,288
Total current liabilities		1,100,119	121,179

Non-current liabilities
Other payables and accruals	19	1,650	1,656
Deferred revenue		90,200	94,825
Borrowings	17	-	22,618
Lease liabilities	16	72,673	64,923
Deferred tax liabilities	23	16,614	1,620
Total non-current liabilities		181,137	185,642
TOTAL LIABILITIES		1,281,256	306,821

NET ASSETS		276,598	332,566

EQUITY
Share capital	22	*	*
Treasury equity	22	(160,926)	(2,604)
Accumulated deficit	22	(649,004)	(49,853)
Reserves	22	1,086,528	385,023
TOTAL EQUITY		276,598	332,566

* Amount less than US$1,000

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in tables are stated in thousands of U.S. Dollar, except for per share data)

		Years ended December 31,
	Note	2024	2023	2022
Revenue from contract with customers		331,026	367,800	330,266
Revenue from a related party customer	24	18,756	754	3,076
Total revenue	2(t)	349,782	368,554	333,342
Cost of revenue	20(a)	(283,382)	(290,745)	(250,090)
Gross profit		66,400	77,809	83,252
Selling expenses	20(a)	(8,044)	(8,246)	(11,683)
General and administrative expenses	20(a)	(64,317)	(66,454)	(93,453)
Research and development expenses	20(a)	(76,946)	(29,534)	(35,430)
Listing fee	6(a)	-	(33,151)	-
Other operating income / (expenses)	20(b)	727	3,791	(3,628)
Other net gains / (losses)	20(c)	(507,479)	3,538	357
Loss from operations		(589,659)	(52,247)	(60,585)
Finance income / (expenses)	20(d)	(11,935)	1,276	(4,181)
Loss before taxation		(601,594)	(50,971)	(64,766)
Income tax benefits / (expenses)	23	2,443	(5,685)	4,400
Loss for the year		(599,151)	(56,656)	(60,366)

Other comprehensive loss
Loss for the year		(599,151)	(56,656)	(60,366)
Other comprehensive loss for the year
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements		(218)	(26)	(22)
Other comprehensive loss for the year, net of tax		(218)	(26)	(22)
Total comprehensive loss for the year		(599,369)	(56,682)	(60,388)

Loss per share
Basic	25	(4.36)	(0.51)	(0.56)
Diluted	25	(4.36)	(0.51)	(0.56)

Weighted average number of shares outstanding (thousand shares)
Basic	25	137,426	110,494	108,681
Diluted	25	137,426	110,494	108,681

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	Share Capital	Treasury Equity	Retained Earnings / (Accumulated Deficit)	Exchange Reserve	Other Reserve	Total Equity
Balance at January 1, 2022		*	-	67,169	(195)	221,105	288,079
Loss for the year		-	-	(60,366)	-	-	(60,366)
Other comprehensive loss		-	-	-	(22)	-	(22)
Share-based payments	21	-	-	-	-	90,648	90,648
Balance at December 31, 2022 and January 1, 2023		*	-	6,803	(217)	311,753	318,339
Issuance of shares through Business Combination		*	-	-	-	18,096	18,096
Loss for the year		-	-	(56,656)	-	-	(56,656)
Other comprehensive loss		-	-	-	(26)	-	(26)
Share-based payments	21	-	-	-	-	45,488	45,488
Issuance of shares for exercise of share awards	21	*	-	-	-	412	412
Acquisition of treasury shares	22	*	(2,604)	-	-	-	(2,604)
Issuance of shares for cash, net of transaction costs	22	*	-	-	-	9,517	9,517
Balance at December 31, 2023 and January 1, 2024		*	(2,604)	(49,853)	(243)	385,266	332,566
Loss for the year		-	-	(599,151)	-	-	(599,151)
Other comprehensive loss		-	-	-	(218)	-	(218)
Share-based payments	21	-	-	-	-	33,968	33,968
Issuance of shares for exercise of share awards	21	*	-	-	-	5,170	5,170
Cancellation of treasury shares	22	-	2,604	-	-	(2,604)	-
Acquisition of treasury shares	22	*	(926)	-	-	-	(926)
Issuance of shares for cash, net of transaction costs	22	*	-	-	-	473,843	473,843
Issuance of shares in connection with the business combinations	22	*	-	-	-	77,251	77,251
Issuance of share options as consideration for business combinations	22	-	-	-	-	2,600	2,600
Issuance of shares in connection with conversion of convertible notes	22	*	-	-	-	111,495	111,495
Purchase of zero-strike call option in connection with issuance of convertible senior notes	22	-	(160,000)	-	-	-	(160,000)
Balance at December 31, 2024		*	(160,926)	(649,004)	(461)	1,086,989	276,598

* Amount less than US$1,000

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2024	2023	2022

Cash flows from operating activities
Loss for the year	(599,151)	(56,656)	(60,366)
Adjustments for:
Revenues recognized on acceptance of cryptocurrencies	(324,503)	(342,250)	(304,962)
Depreciation and amortization	81,096	75,541	66,424
Listing fee	-	33,151	-
Share-based payment expenses	33,968	45,488	90,648
(Gains) / losses on disposal of property, plant and equipment	(108)	11	(662)
Changes in fair value of financial assets at fair value through profit or loss	(1,970)	(3,527)	841
Change in fair value of derivative liabilities	498,167	-	-
Change in fair value of holdback shares issued in connection with the FreeChain Acquisition	3,186	-	-
Net gain on disposal of financial assets at fair value through profit or loss	-	-	(213)
Net losses on disposal of mining rigs	13	1,573	497
Net (gains) / losses on disposal of cryptocurrencies	(8,188)	(2,061)	3,131
Change in fair value of cryptocurrency-settled receivables and payables	6,362	(3,305)	-
Impairment charges	936	2	-
Loss on foreign currency transactions	1,585	1,016	2,881
Loss on extinguishment of convertible senior notes	8,172	-	-
Gain on modification of convertible notes	-	(481)	-
Loss on disposal of subsidiaries	-	74	-
Interest income	(7,871)	(7,953)	(4,291)
Interest accretion on lease liabilities	3,473	2,605	2,425
Interest expense on borrowings	14,310	2,476	2,778
Loss on lease termination	197	-	-
Income tax (benefits) / expenses	(2,443)	5,685	(4,400)

Changes in:
Restricted cash	(7,818)	1,956	(1,184)
Trade receivables	12,371	381	(5,350)
Prepayments and other assets	(219,162)	(49,032)	(22,629)
Inventories	(81,196)	(204)	716
Mining rigs held for sale	1,652	4	1,002
Amounts due from a related party	(5,984)	(111)	337
Trade payables	(11,260)	13,603	(6,018)
Deferred revenue	1,306	3,542	(9,159)
Amounts due to a related party	(2)	(283)	297
Other payables and accruals	(10,305)	(5,113)	1,299
Cash used in operating activities:	(613,167)	(283,868)	(245,958)
Interest paid on leases	(3,473)	(2,605)	(2,425)
Interest paid on borrowings	(3,952)	(2,181)	(2,433)
Interest received	7,115	7,572	2,791
Income tax paid	(8,596)	(1,500)	(20,012)
Income tax refunded	-	10,795	-
Net cash used in operating activities	(622,073)	(271,787)	(268,037)

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2024	2023	2022
Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(119,487)	(63,305)	(63,200)
Purchase of mining rigs	(7,731)	(63,041)	-
Purchase of financial assets at fair value through profit or loss	(2,776)	(4,400)	(61,550)
Proceeds from disposal of financial assets at fair value through profit or loss	-	31,111	1,213
Purchase of cryptocurrencies	-	-	(285,990)
Loans to a related party	-	-	(322)
Repayments from a related party	-	322	1,087
Lending to a third party	-	(61)	(2,546)
Proceeds from disposal of property, plant and equipment	298	73	962
Proceeds from disposal of mining rigs	-	27	-
Proceeds from disposal of cryptocurrencies	248,447	299,128	560,988
Disposal of subsidiaries, net of cash disposed of	-	-	9,881
Cash paid for asset acquisition, net of cash acquired	-	-	(26,730)
Cash paid for business combinations, net of cash acquired	(6,051)	-	-
Net cash generated from investing activities	112,700	199,854	133,793

Cash flows from financing activities
Capital element of lease rentals paid	(9,676)	(5,191)	(3,884)
Net payment related to Business Combination	-	(7,662)	-
Repayments of borrowings	(15,000)	(7,000)	-
Proceeds from issuance of shares for exercise of share awards	5,170	412	-
Proceeds from issuance of ordinary shares and warrants, net of transaction costs	485,108	9,494	-
Payment for the future issuance cost	-	(942)	-
Acquisition of treasury shares	(617)	(2,604)	-
Proceeds from convertible senior notes, net of transaction costs	554,214	-	-
Repayments made in connection with the extinguishment of convertible senior notes	(14,932)	-	-
Purchase of zero-strike call option	(160,000)	-	-
Net cash generated from/ (used in) financing activities	844,267	(13,493)	(3,884)

Net increase / (decrease) in cash and cash equivalents	334,894	(85,426)	(138,128)
Cash and cash equivalents at January 1	144,729	231,362	372,088
Effect of movements in exchange rates on cash and cash equivalents held	(3,353)	(1,207)	(2,598)
Cash and cash equivalents at December 31	476,270	144,729	231,362

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	ORGANIZATION

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

Bitdeer Technologies Holding Company (“Bitdeer”) is a limited liability company incorporated in the Cayman Islands on November 18, 2020. On April 13, 2023, Bitdeer completed the business combination with Blue Safari Group Acquisition Corp. (“BSGA”) via a multiple-merger structure (the “Business Combination”). Upon completion of the Business Combination, with Bitdeer being the surviving entity, both Bitdeer and its subsidiaries, and BSGA became wholly-owned subsidiaries of BTG, the ultimate holding company. BTG is listed on Nasdaq Capital Market and commenced trading under symbol “BTDR”. Refer to Note 6(a) for more information.

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

•	Using the Group’s mining rigs to provide hash calculation service to mining pool operators in exchange for cryptocurrencies rewards (the “Self-mining business”);
•	Providing dynamic hosting solutions in the Group’s mining datacenters (the “Hosting business”); and
•
Developing and manufacturing mining rigs with proprietary application-specific integrated circuit technology for both the Self-mining business and sales of mining rigs to external parties (the “Application-specific integrated circuit (ASIC) and mining rig business” together with Cloud Hash Rate business, Self-mining business, Hosting business, ASIC business, the “Bitdeer Business”).

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

The consolidated financial statements provide comparative information in respect of the previous period.

c.	Business combinations

Business combinations are accounted for under IFRS 3 using the acquisition method as of the acquisition date, which is the date on which the Group obtains control of the acquiree. Under the acquisition method, the Group allocates the excess of the consideration transferred over the fair value of identifiable net assets acquired to goodwill. A bargain purchase gain will be recognized under the circumstance where the consideration transferred is less than the identified net assets acquired. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in other net gains / (losses).  Acquisition-related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

d.	Foreign currency translation

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

• all resulting exchange differences are recognized in reserves.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
e.	Use of estimates and judgments

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

f.	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

i)	has control or joint control over the Group;

ii)	has significant influence over the Group; or

iii)	is a member of the key management personnel of the Group or a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

i)	the entity and the Group are members of the same Group;

ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

iii)	the entity and the Group are joint ventures of the same third party;

iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

vi)	the entity is controlled or jointly controlled by a person identified in (a);

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

g.	Cash, cash equivalents and restricted cash

Cash and cash equivalents comprise cash in banks and short-term, highly liquid investments that are readily convertible into known amounts of cash which are subject to an insignificant risk of changes in value and are within three months of maturity at acquisition. Cash and cash equivalents are assessed for expected credit losses. See further discussion regarding expected credit loss in Note 2(x).

The Group is required to hold a defined amount of cash as security under the terms of standby letters of credits arrangement and certain cash balances are pledged as security for other contractual obligations. See further discussion in Note 7.

h.	Trade receivables

Trade receivables are recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables are stated at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date, except for balances settled in cryptocurrencies, which are subsequently measured at fair value, see Note 2(i). See further discussion regarding expected credit loss in Note 2(x).

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
i.	Cryptocurrencies

Cryptocurrencies includes USD Coin (“USDC”) and cryptocurrencies other than USDC held in the Group’s cryptocurrency wallets. The Group classifies the cryptocurrencies as current assets based on the intention to actively utilize or convert them within the normal operating cycle.

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

The Group further adopts the cost model to account for cryptocurrencies other than USDC and reviews their useful life and impairment at each reporting date in accordance with IAS 38 Intangible Assets. The Group accounts for cryptocurrencies other than USDC at cost. If circumstances indicate that the carrying amount of cryptocurrencies other than USDC may not be recoverable, the assets may be considered impaired, and an impairment loss may be recognized in accordance with the accounting policy for impairment of cryptocurrencies other than USDC as described in Note 2(x).

Gains or losses arising from the disposal of cryptocurrencies other than USDC are determined as the difference between the net disposal proceeds and the carrying amount of the assets. The Group recognizes realized gains or losses on the date of the disposal using the first-in-first-out method of accounting.

Receivables and payables settled in cryptocurrencies

Receivables and payables settled in cryptocurrencies are measured at the fair value of the underlying cryptocurrencies based on their respective quoted prices initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). Receivable settled in cryptocurrencies is further adjusted for expected credit losses. See further discussion regarding expected credit loss from receivables settled in cryptocurrencies in Note 2(x).

Cryptocurrency lending arrangements

The Group enters into arrangements with counterparties to lend cryptocurrencies on an unsecured basis. No collateral is held for the cryptocurrencies lent. Upon lending, the Group derecognizes the cryptocurrencies lent and concurrently recognizes receivables settled in cryptocurrencies which are measured at the fair value of the cryptocurrencies lent based on their respective quoted prices initially and subsequently on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies lent, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). See further discussion regarding credit losses from receivables settled in cryptocurrencies in Note 2(x). Also refer to Note 24 for more information.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Cryptocurrency-denoted wealth management products

The Group historically purchased two types of wealth management products:

Wealth management product type A

The Group enters into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent units of interest in the underlying cryptocurrency trading account and the value of the units is based on the performance of the trading account managed by the Matrixport Group. The Group derecognizes the cryptocurrencies paid and concurrently recognizes receivables settled in cryptocurrencies which gives rise to a variable return linked to the performance of the underlying trading account. The receivable contains an embedded derivative which is accounted for separately as an asset or liability based on the change in the fair value of the trading account. The receivables settled in cryptocurrencies are measured at the fair value of the cryptocurrencies invested based on their respective quoted prices on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies invested, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss).

Wealth management product type B

The Group enters into arrangements with the Matrixport Group, a related party, to purchase cryptocurrency-denoted wealth management products which represent variable-interest cryptocurrency deposit at Matrixport Group. The deposit is not protected by any deposit insurance scheme and non-secured, and the Group may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Group receives the same type of cryptocurrency in the same quantity in principal plus additional interest returns. The deposit can be withdrawn on demand and is generally delivered to the Group within 72 hours. The nature of the wealth management product type B is, in essence, a cryptocurrency lending arrangement. Refer to the discussion on the accounting of cryptocurrency lending arrangements above.

See further discussion regarding credit losses from receivables settled in cryptocurrencies in Note 2(x). Also refer to Note 24 for more information.

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

j.	Prepaid expenses and other assets

Prepaid expenses represent prepayments made for manufacturing and operational purposes, such as prepaid inventories procurement, utility fees and insurance expenses. Prepaid expenses are amortized over their future beneficial periods using the straight-line method or at a point in time upon the Group’s receipt of the underlying goods or service.

Other assets primarily consist of deposits paid to various service providers, such as lessors and electricity vendors.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
k.	Inventories

Inventories, consisting of raw materials, work-in-progress and finished goods, which are stated at the lower of cost and net realizable value. Cost is calculated using the standard cost method and comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

At each reporting date, inventories are reviewed for obsolescence, damage, or slow-moving stock. A write-down is recorded as the cost of revenue if the carrying amount exceeds the estimated net realizable value. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of cost of revenue recognized in the period in which the reversal occurs.

l.	Intangible assets

Intangible assets acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses. The intangible assets acquired as part of a business combination transaction are recognized at their fair value at the acquisition date.

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful life, which is the period over which an asset is expected to be available for use. The estimates and associated assumptions of useful life determined by the Group are based on technical or commercial obsolescence, legal or contractual limits on the use of the asset, and other relevant factors. The intangible assets with finite useful lives are amortized from the date they are available for use.

Intangible assets are not amortized while their useful lives are assessed to be indefinite. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives.

The estimated useful lives are as follows:

•	Software	3 -10 years
•	Patents, trademarks and other rights	3 -5 years
•	Technologies	3 years
•	Rights to electrical capacity	Indefinite

Both the period and method of amortization are reviewed annually.

m.	Goodwill

Goodwill arising from business combination is not amortized but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to each of the Cash-generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the business combination, using a relative value method. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized to the extent that the carrying value of goodwill exceeds the recoverable amount, which is the higher of fair value less costs of disposal and value in use. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in a CGU. An impairment loss recognized for goodwill is not reversed in a subsequent period.

n.	Property, plant and equipment

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

Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

•	Buildings	15 – 20 years
•	Land	Unlimited
•	Machinery	3 – 15 years
•	Electronic equipment	3 – 15 years
•	Leasehold improvements and property improvements	3 – 15 years

Land acquired by the Group has an unlimited useful life and therefore is not depreciated.

The depreciation method, useful lives and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
o.	Investment properties

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

p.	Mining rigs

Mining rigs refer to the electronic equipment designed for the sole purpose of completing complex mathematical functions to verify transactions on the blockchain. Mining rigs are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is recorded on a straight-line basis over the estimated useful lives. The Group estimates the useful lives primarily based on the historical measures of (i) the period when each mining rigs is able to deliver expected performance and (ii) the frequency of technological advancement, which leads to a new generation of mining rigs. The Group also estimates the residual value of the mining rigs at the expected time of disposal, taking into consideration factors such as make and model. The depreciation method, useful life and residual value of the mining rigs are reviewed at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining rigs. Substantially all of the mining rigs were estimated to have a useful life of two to five years.

The Group routinely sells used mining rigs to customers. The net carrying values of the associated mining rigs were reclassified as inventories when the Group identified such mining rigs for sale and were recognized as cost of revenue on the consolidated statements of operations and comprehensive income / (loss) upon the sale. See Note 2(t).

When mining rigs are retired, their costs and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gains or losses on the disposal of the assets are recognized in the consolidated statements of operations and comprehensive income / (loss).

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
q.	Leases

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
r.	Trade payables and other payables and accruals

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Other payables and accruals primarily represent obligations to repay deposits received from customers, to pay staff costs, surtaxes and value-added tax, interest and other operating service providers.

Trade payables and other payables and accruals are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for balances settled in cryptocurrencies, which are subsequently measured at fair value. See Note 2(i).

s.	Share-based payments

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

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the equity-settled transactions (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity-settled transactions that will ultimately vest which includes assumptions on the number of equity-settled transactions to be forfeited due to the grantees’ failing to fulfil the service condition, and forfeitures following the non-completion of performance conditions.

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

t.	Revenue recognition

The Group’s revenues are derived principally from the cloud hash rate arrangements, the self-mining arrangements, the cloud hosting arrangements, the sales of mining rigs, the general hosting arrangements and the membership hosting arrangements.

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

The primary sources of Group’s revenues are recognized as follows:

Cloud Hash Rate

The Group enters into Cloud Hash Rate arrangements with its customers by offering hash rate subscription plans to provide computing power in a specified quantity, measured by computing power per second, or hash rate, derived from the mining rigs held by the Group, for a specified period of time. The customer also needs to pay for electricity subscriptions, which are billed separately, to maintain the mining rigs that produce the subscribed hash rate over the contract period. The Group connects such computing power to a customer-designated mining pool under the instructions of the customer to simplify the customer’s mining experiences. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets.

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

For plans under the accelerator mode, besides the aforementioned subscription prices, the transaction price also includes an additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the subscribed computing power and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. The Group includes such additional consideration in the transaction price and recognizes the revenue when the Group can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Self-mining

The Group enters into contracts with mining pool operators to provide a service to the mining pool operators to perform hash calculations using the Group’s own mining rigs. The Group considers the mining pool operators as the customers under this type of arrangement and can decide when to start providing services. The Group’s enforceable right to consideration begins when, and continues as long as, the Group provides hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Group is entitled to non-cash compensation, cryptocurrency, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. Full-Pay-Per-Share (“FPPS”) and Pay-Per-Share-Plus (“PPS+”) pools pay block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, the Group is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the periods presented, the Group primarily participated in Bitcoin mining to generate its self-mining revenues, and the payment mechanisms used by the mining pool operators were primarily FPPS and PPS+.

FPPS Mining Pools

The Group mainly participates in mining pools that use the FPPS payment mechanism. The Group is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Group is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

•
The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Group provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.

•
The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Group earned for the same 24-hour period.

•
The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Group is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Group performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

PPS+ Mining Pool

The Group also participates in one PPS+ mining pool that provides non-cash consideration determined in a manner similar to the FPPS mining pools except the amount of transaction fees from the PPS+ mining pool operator is determined based on the share of actual transaction fees paid to the specific blocks the mining pool successfully mined in the Bitcoin Blockchain in a daily 24-hour period in accordance with the operator’s specifications. The transaction fees are determined using the following formula: the hash calculations that the Group provides to the pool operator as a percent of the total relevant hash calculations performed by the mining pool operator under PPS+, multiplied by actual transaction fees paid to the specific blocks a mining pool operator successfully mined under PPS+ in the Bitcoin Blockchain.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Group performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, the Group has the ability to estimate the variable consideration when the Group begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Group recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency, as described in Note 2(i), at midnight UTC, on the date on which the Group provides the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Group receives is an aggregate amount and primarily includes the block rewards. As a result, the Group does not present disaggregated revenue information on block rewards and transaction fees.

Cloud Hosting

The Group provides its customers, through subscription of Cloud Hosting orders, one-stop mining rigs hosting solution which integrates the provision of computing power generated from specified second-hand mining rigs and the provision of maintenance service, primarily including electricity supply and daily maintenance and repair care. The Group charges the customer an upfront fixed amount at the commencement of the Cloud Hosting arrangement for the customer to secure the procurement of the computing power from the specified mining rigs, as well as the variable fees for the provision of maintenance service based on the consumption of resources such as electricity throughout the duration of the service. The Group historically only accepts cryptocurrency as payments for services under the Cloud Hosting arrangement.

The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, the Group is entitled to additional consideration once a customer’s cost is recovered.

Two promises are offered under the Cloud Hosting arrangements. One is to provide the computing power generated from the specified mining rigs and the other is to perform maintenance services over the life of the mining rigs. The two promises are not separately identifiable because the customer expects to receive a steady operation of the mining rigs specified in the Cloud Hosting order, which is a combined output of the provision of computing power from the specified mining rigs and the provision of maintenance service of the specified mining rigs. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.

The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hosting order and periodical maintenance fees. The periodical maintenance fee is variable in each maintenance period based on the electricity consumption. The Group allocates the variable consideration to each distinct maintenance service period.

The revenue is recognized over time where the fixed upfront fee is recognized evenly over the contract term and the periodical maintenance fee is recognized over each respective service period. The contract term approximates to the life of the specified mining rigs and is estimated to be two years. The estimated life of these mining rigs is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining rigs is different from the previous estimate.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For plans under the accelerator mode, besides the aforementioned fees, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining rigs and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. The Group includes such additional consideration in the transaction price and recognizes revenues when the Group can reasonably calculate the amount and determine it is probable a significant reversal will not occur. For all the periods presented, no revenue was generated from the additional consideration from Cloud Hosting arrangements offered under the accelerator mode.

Sale of mining rigs

The Group recognizes revenue from sales of mining rigs to customers at the point in time when control of the mining rigs is transferred to the customer, which generally occurs upon shipment of the mining rigs as defined in the revenue contract. Sale of mining rigs is the sole performance obligation in this type of arrangement. The Group accepts both cryptocurrency and fiat currency as payments for sales of mining rigs.

General Hosting

The Group provides general hosting services, which is a combined service package including custody of the customers’ mining rigs, electricity and network maintenance and other services, that enable customers to run blockchain computing operations. The customer is only able to benefit from the hosting service as a package and the Group has a single performance obligation. The hosting service fee is charged to the customer based on the customer’s consumption of resources, such as the amount of electricity used in a period. In the arrangement with certain customers, the Group is also entitled to additional variable consideration based on the customer’s mining yield during a period. Revenue from the general hosting service is recognized across each service cycle. The Group accepts both cryptocurrency and fiat currency as payments for the hosting services.

Membership Hosting

The Group offers its large-scale miner customers membership hosting services by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.

Pursuant to the membership program agreement, a customer subscribing the program is entitled to the program benefit of receiving maintenance services within a predetermined capacity measured by energy consumption (i.e., Kilowatts, or KW) (the “hosting capacity”). The Group provides such designated capacity in a leased mining datacenter and the program subscription period ends when the Group no longer operates the mining datacenter. In addition, the Group also agrees to provide other program benefits to the customer when such benefits are readily available to the customer during the program term, including, among other things, (i) early, priority and exclusive access to the newly available hosting capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for the Group’s services, such as mining rigs management services, than the prevailing price in the local market. The Group charges an upfront fee for the program benefits subscribed.

Pursuant to the management services agreement, the Group provides management services for the customer’s mining rigs up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, the Group promises to deliver a package of services to provide an infrastructure for the mining rigs, such as a premise for the custody of mining rigs, and network and utility to support the operation of the mining rigs. Unlike the general hosting service where the Group includes in its service package to host or operate the customer’s mining rigs under the customer’s instructions so that the mining rigs keep running and remain connected to the customer designated mining pools (the “mining rigs operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining rigs operation service or choose to operate the mining rigs using the customer’s own personnel. The Group charges additional fee, at its stand-alone selling price, for the subscription of the Group’s mining rigs operation service. The management services fee and the mining rigs operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group’s promise associated with the membership program agreement is to stand ready to provide services, and the Group’s promise associated with the management services agreement is to provide an infrastructure for the mining rigs through the set of services provided under the management services agreement. The two promises are not separately identifiable because the customer expects to receive mining rigs management services for the mining rigs up to the designated capacity, which is a combined output of the program benefit and management services provided by the Group as a package. The two promises provide a series of distinct services that have the same pattern of transfer to the customer over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time. Revenue associated with the upfront fee for the program benefits is recognized over the program subscription period and revenue associated with the management services is recognized over each distinct service period. The promise to provide the mining rigs operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. The Group accepts both cryptocurrency and fiat currency as payments for the membership hosting arrangements. The contract term approximates the lease term of the mining datacenter and is estimated to be 13 years. The estimated lease term is adjusted when there is an indication that the Group is reasonably certain to renew or terminate the lease.

Details of revenues for each category are as follows:

	Years ended December 31,
In thousands of USD	2024	2023	2022
Self-mining	163,086	111,683	62,359
Cloud hash rate
Hash rate subscription	27,470	40,290	77,862
Electricity subscription	12,069	27,419	39,525
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	229	172	3,954
Sales of mining rigs	585	2	705
Cloud hosting arrangements (2)	1,058	3,248	12,723
General hosting	67,643	97,321	99,251
Membership hosting	63,981	79,906	26,056
Others (1)	13,661	8,513	10,907
Total revenues	349,782	368,554	333,342

(1)
Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rigs peripherals, the sale of containerized solution product and providing Cloud HPC and AI services.

(2)	The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the years ended December 31, 2024, 2023 and 2022.

Revenue concentration for the years ended December 31, 2024, 2023 and 2022 is as below:

	Years ended December 31,
	2024	2023	2022
Cloverpool (formerly known as BTC.com pool)	*	*	14.94%
Customer A	*	19.05%	20.07%

* Less than 10%

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contract assets and liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of December 31, 2024 and 2023, the Group did not have any contract assets.

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of December 31, 2024 and 2023, the Group had contract liabilities, presented as deferred revenue on the consolidated statements of financial position, of approximately US$129.2 million and US$144.3 million. Approximately US$48.6 million, US$54.2 million and US$102.3 million, included in the deferred revenue balance at January 1, 2024, 2023 and 2022, respectively, was recognized as revenue during the years ended December 31, 2024, 2023 and 2022.

u.	Cost of revenue

Cost of revenue consists primarily of electricity expenses incurred for operating the Group’s mining rigs in its revenue-generating activities, depreciation expense from the mining rigs and datacenters hosting those mining rigs, costs of mining rigs sold to customers, and compensation expenses incurred by mining datacenter personnel.

v.	Taxes

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

w.	Financial instruments

Financial assets

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•	those to be measured at amortized cost.

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

Financial liabilities

Financial liabilities are classified and measured at amortized cost or at fair value through profit or loss. Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at fair value through profit or loss are subsequently measured at amortized cost using the effective interest method at the end of each reporting period.

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
Convertible notes

The Group classifies the convertible notes it issues in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A convertible note is accounted for as a compound financial instrument if it is a non-derivative financial instrument that contains both a liability and an equity component from the perspective of the Group. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity instruments issued by the Group is classified as an equity instrument. The liability component in a compound financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially measured as the difference between the fair value of the convertible notes as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The equity component is not remeasured.
A convertible note is accounted for as a hybrid instrument if it contains an embedded derivative and a non-derivative debt host. An embedded derivative causes some of the cash flows of the hybrid instrument vary in a way similar to a stand-alone derivative. An embedded derivative that is required to be separated from the host contract (that is, if it is not closely related to the host contract) is carried at fair value, with changes in fair value recognized through profit or loss. The host contract’s carrying value at initial recognition is the difference between the fair value of the entire instrument as a whole and the embedded derivative’s fair value. In the case where the fair value of the embedded derivative cannot be determined reliably on the basis of its terms and conditions, the fair value of the embedded derivative is measured as the difference between the fair value of the entire instrument and the fair value of the host contract. The host contract, as a financial liability, is subsequently measured at amortized cost using the effective interest method. Any directly attributable transaction costs are allocated to the host contract. The Group accounts for convertible notes that include contingent settlement features following the requirements for compound financial instruments.
Interest related to the financial liability is recognized in profit or loss. Upon conversion, the financial liability and the associated derivative liability are reclassified to equity and no gain or loss will be recognized. Convertible notes accounted for as a compound financial instrument is classified on the statements of financial positions following the maturity of the note. Convertible notes containing conversion options accounted for as embedded derivatives are classified as current liabilities if the Group does not have the right to deter settlement for at least 12 months after the reporting date.
Derivative liabilities

The Group accounts for financial instruments, such as warrants, as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the instrument and applicable authoritative guidance in accordance with IAS 32.

Warrants issued by the Group that provide for potential adjustments to the exercise price or number of shares in response to, among other events, future equity issuances, result in the Group’s obligation to issue variable number of shares in exchange for a fixed total consideration. These warrants are classified as derivative liabilities which are measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss.

For each reporting period, any changes in the fair value of the derivative liabilities are recognized in other net gains / (losses). The Group classifies derivative liabilities within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the valuation process.

x.	Credit losses and impairment of assets

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

No allowance, write-offs or recoveries were recognized against the receivables settled in cryptocurrencies for the years ended December 31, 2024, 2023 and 2022.

(iii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

• property, plant and equipment;

• lease right-of-use assets;

• investment properties;

• intangible assets and goodwill; and

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

An impairment loss recognized for goodwill is not reversed in a subsequent period.

y.	Provisions

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

z.	Segment information

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

Disaggregated revenue data by geographical region in terms of the location where services are provided within the operating segment is as follows:

	Years ended December 31,
In thousands of USD	2024	2023	2022
Singapore	12,429	8,041	19,572
United States	199,654	281,781	259,310
Bhutan	75,441	33,393	-
Norway	62,258	45,339	54,460
Total	349,782	368,554	333,342

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Selected assets of mining rigs, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:

	At December 31,
In thousands of USD	2024	2023
Singapore	120,765	54,442
United States	150,352	148,021
Bhutan	133,425	63,180
Norway	97,388	50,443
Others	2	-
Total	501,932	316,086

aa.	Earnings per share

Basic earnings per share is computed by dividing the income attributable to equity shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding these ordinary shares that are contingently returnable.

Diluted earnings per share is computed by dividing the income attributable to equity shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, after adjusting for the effects of the dilutive potential ordinary shares.

ab.	Asset acquisition

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

ac.	Initial application of new or amended standards during the reporting periods

As from January 1, 2024, the Group adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2024	January 1, 2024
Amendments to IAS 1, Classification of Debt with Covenants	January 1, 2024	January 1, 2024
Amendments to IFRS 16, Subsequent Measurement of Sale and Leaseback Transactions by a Seller-lessee	January 1, 2024	January 1, 2024
Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements	January 1, 2024	January 1, 2024

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ad.	New standards and interpretations not yet adopted

The following standards apply to the preparation of sustainability reports and are effective for annual reporting periods beginning on or after January 1, 2024. The authority of the Company’s jurisdiction has not yet mandated these standards; however, the Company is continuing to review the impact of the standards on its financial reporting.

•	IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information

•	IFRS S2, Climate-related Disclosures

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2024 and which have not been adopted in these financial statements.

Standard/Interpretation	Application Date for the Group
Amendments to IAS 21, Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7, Annual improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7, Contracts referencing Nature-dependent Electricity	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027

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

During the period from January 1, 2023 to April 13, 2023 and the years ended December 31, 2022, the Group determined the fair value of the Group’s ordinary shares, or the stock price, used in the determination of the fair value of the share awards, using the discounted cash flow model. Estimates such as the Group’s stage of development, financial condition and operating results, general market conditions and the lack of marketability of the Group’s ordinary shares were used in the valuation model.

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

Fair value of financial instruments

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The type and level of judgment required is dependent on the amount of observable market-based data available to the Group. For financial instruments valued using valuation models and techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

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

Assessment of the asset acquisition

The acquisition of Asia Freeport Holdings Pte. Ltd. was assessed as an asset acquisition by applying the optional concentration test described in Note 2(ab). Management applied judgment in identifying the assets acquired, their relative fair value, and if the “substantially all” criterion has been met, based on the previous elements.

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

Identified intangible assets acquired from business combinations

The identified intangible assets acquired from business combinations typically do not have observable prices and measuring their fair values typically involves the use of valuation models and unobservable inputs that are subject to significant estimates and assumptions. These estimates and assumptions can include, among others, the cash flows that an asset is expected to generate in the future and discount rates. The Group believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain and, as a result, actual results may differ from estimates.

Impairment of indefinite-lived intangible assets and goodwill

Fair value of indefinite-lived intangible assets and goodwill is estimated to determine the recoverable amount in an impairment test. The determination of fair value requires the use of estimates in respect of forecast cash flows, discount rates and other management judgments. The Group believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain and, as a result, actual results may differ from estimates.

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

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in the Group’s operation are currently primarily based on Bitcoin and USDT. The Group currently does not use any derivative contracts to hedge its exposure to cryptocurrency risk, but management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. To limits its exposure to cryptocurrency risk the Group applied a flexible internal strategy for either converting of cryptocurrencies it obtains through its principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future. The Group intends to actively utilize or convert them within the normal operating cycle.

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

The Group is exposed to foreign currency risk as it conducts transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of the Group’s financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that the Group is not able to accurately forecast. Management is closely monitoring the Group’s exposure to currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk during the years ended December 31, 2024, 2023 and 2022.

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

Cryptocurrencies held in custody

For the years ended December 31, 2024, 2023 and 2022, substantially all of the Group’s cryptocurrencies are stored in wallets held in the custody of Matrix Finance and Technologies Holding Company (“Matrixport Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, the Group evaluates the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. The Group has further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. The Group expects that there is no significant credit risk from non-performance by Matrixport Group.

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
Cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases
The Group also has credit exposure to cryptocurrency lending transactions and cryptocurrency-denoted wealth management product purchases. The Group assesses such credit risk both at contract inception and each quarter or in shorter interval by considering the past collection experience and any indications that the corresponding amount may not be fully collected. To manage such exposure, the Group continuously monitors the relevant factors, such as the liquidity of the underlying cryptocurrencies, negative report related to the counterparty, and deals only with creditworthy counterparties and includes in its operation strategy that the lending needs to be collected, and the wealth management products need to be redeemed within the same fiscal quarter. The Group historically only conducts such transactions with the Matrixport Group and the Group did not conduct such transaction in the year ended December 31, 2024 and 2023. The Group had never experienced credit losses and has no existing exposures to such credit risk as of each end date of the consolidated statement of financial position. Consequently, credit exposure to these transactions is not considered material.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	At December 31, 2024
In thousands of USD	Within 1 year or on- demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	31,471	-	-	-	31,471	31,471
Other payables and accruals	40,617	112	53	1,485	42,267	42,267
Amount due to a related party	8,747	-	-	-	8,747	8,747
Borrowings and derivative liabilities	15,000	-	497,750	-	512,750	905,262
Lease liabilities	8,655	8,807	27,105	55,693	100,260	78,133
	104,490	8,919	524,908	57,178	695,495	1,065,880

	At December 31, 2023
In thousands of USD	Within 1 year or on- demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount at December 31
Trade payables	32,484	-	-	-	32,484	32,484
Other payables and accruals	30,495	48	116	1,492	32,151	32,151
Amount due to a related party	33	-	-	-	33	33
Borrowings	-	23,000	-	-	23,000	22,618
Lease liabilities	7,835	7,787	22,217	48,862	86,701	70,211
	70,847	30,835	22,333	50,354	174,369	157,497

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

As of December 31, 2024 and 2023, except for the investments in financial assets at fair value through profit or loss, cryptocurrency-settled receivables and payables, USDC, and derivative liabilities, substantially all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values.

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

For the year ended December 31, 2022, the fair value of the cryptocurrencies lent or invested is measured on a recurring basis at quoted price at the time the fair value of the underlying cryptocurrencies is being measured, which the Group considers to be a Level 1 fair value input. The fair value of the embedded derivative relating to the wealth management product is measured on a recurring basis by taking the net asset value provided by the counterparty, which the Group considers to be a Level 2 fair value input. The Group did not enter into such transactions in the years ended December 31, 2024 and 2023.

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

The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:

In thousands of USD	Valuation technique(s) and key input	December 31, 2024	Level 1	Level 2	Level 3
USDC	Quoted price	2	2	-	-
Cryptocurrency-settled receivables	Quoted price	974	974	-	-
Investment A, B, D and E in unlisted equity instrument	Net asset value	24,595	-	-	24,595
Investment F, I and J in unlisted equity instrument	Recent transaction price	3,102	-	-	3,102
Investment C in unlisted equity instrument	Market calibration method	10,284	-	-	10,284
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Binomial model	3,540	-	-	3,540
Cryptocurrency-settled payables	Quoted price	21,372	21,372	-	-
Derivative liabilities	Binomial model	763,939	-	-	763,939

In thousands of USD	Valuation technique(s) and key input	December 31, 2023	Level 1	Level 2	Level 3
USDC	Quoted price	35	35	-	-
Cryptocurrency-settled receivables	Quoted price	1,892	1,892	-	-
Investments A, B, D and E in unlisted equity instruments	Net asset value	23,375	-	-	23,375
Investments F in unlisted equity instruments	Recent transaction price	400	-	-	400
Investments C in unlisted equity instruments	Market calibration method	10,000	-	-	10,000
Investment G in unlisted debt instruments	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instruments	Recent transaction price	3,000	-	-	3,000
Cryptocurrency-settled payables	Quoted price	5,636	5,636	-	-

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022, there was no transfer between levels. Transfers between levels of the fair value hierarchy, if any, are deemed to occur at the end of each reporting period.

The following table presents the changes in level 3 financial instruments for the years ended December 31, 2024, 2023 and 2022:

In thousands of USD	Unlisted equity instruments and debt instruments	Derivative liabilities
At January 1, 2022	1,250	-
Additions	61,550	-
Disposals	(1,213)	-
Net gain on disposal of financial assets at fair value through profit or loss	213	-
Net fair value changes recognized in profit or loss	(841)	-
At December 31, 2022	60,959	-
Additions	4,400	-
Disposals	(31,111)	-
Net fair value changes recognized in profit or loss	3,527	-
At December 31, 2023	37,775	-
Additions	2,776	351,609
Derecognition of derivative liabilities on conversion	-	(85,837)
Net fair value changes recognized in profit or loss	1,970	498,167
At December 31, 2024	42,521	763,939

5.	ASSET ACQUISITION

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

As the sculpture was placed in an investment property building owned by AFH and cannot be removed or used separately without incurring significant costs, the sculpture is considered attached to the building of AFH. In addition, because Yves Charles Edgar Bouvier is the ultimate beneficial owner of Worldwide VGS B.V., the acquisition of AFH and the sculpture is treated as a single transaction. AFH is based in Singapore and conduct business in providing leases to customers. This transaction has been accounted for as an asset acquisition as the optional concentration test under IFRS 3 has been met.

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

Details of the net identifiable assets acquired, and purchase consideration are as follows:

Net identifiable assets	At July 1,
In thousands of USD	2022
Investment properties	34,986
Other assets	529
Other liabilities	8,727
Net identifiable assets	26,788

Purchase consideration	At July 1,
In thousands of USD	2022
Cash consideration paid	5,187
Liabilities settled	21,107
Transaction costs	494
Total consideration	26,788

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.	BUSINESS COMBINATION

(a)	Business combination between BTG, Bitdeer and BSGA (the “Business Combination”)

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

The Business Combination is accounted for as a “reverse recapitalization” in accordance with IFRS as issued by IASB, as defined below. Under this method of accounting, Bitdeer has been identified as the acquirer and BSGA and BTG have been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, Bitdeer’s shareholders have a majority of the voting power of the Company, Bitdeer comprises all of the ongoing operations of the combined company, Bitdeer comprises a majority of the governing body of the combined company, and Bitdeer’s senior management comprises all of the senior management of the combined company. As BSGA does not meet the definition of a business as defined in IFRS 3, “Business Combinations”, the transaction is outside the scope of IFRS 3 and is accounted for as an equity settled, share-based payment transaction in accordance with IFRS 2, “Share-based Payment”. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Bitdeer issuing ordinary shares at the fair value in order for the ownership interest in the combined entity to be the same as if the transaction had taken the legal form of Bitdeer acquiring 100% of BSGA and BTG, accompanied by a recapitalization. Any difference between the fair value of the ordinary shares deemed to have been issued by Bitdeer and the amount of pre-existing debtor relationship between Bitdeer and BSGA, and the fair value of BSGA’s and BTG’s net liabilities assumed represents a listing fee through profit or loss. No goodwill or other intangible assets was recorded. Operations prior to the Business Combination was those of Bitdeer.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The details of the purchase price allocation of the identifiable assets acquired and liabilities assumed are as follows:

At April 13, 2023
In thousands of USD, except for the closing price of BSGA’s share and the number of ordinary shares information
Number of outstanding ordinary shares held by BSGA’s shareholders on acquisition date (thousand shares)	2,607
Closing price of BSGA’s ordinary shares on acquisition date (in USD)	10
Fair value of BSGA’s ordinary shares on acquisition date	26,075
Settlement of pre-existing debtor relationship with BSGA*	2,607
Total fair value of consideration transferred	28,682

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	317
Prepayments and other assets	48
Other payables and accruals	(4,834)
Total fair value of assets acquired and liabilities assumed	(4,469)

Excess of fair value of consideration transferred over fair value of assets acquired and liabilities assumed, recognized as listing fee	33,151

     * Settlement of pre-existing debtor relationship with BSGA represent lending made to BSGA.

(b)	Acquisition of Troll Housing AS and Tydal Data Center AS (the “Norway Acquisition”)

In April 2024, the Group entered into a share purchase agreement with Renol Invest AS and Bryhni.com AS, the owners of both Troll Housing AS and Tydal Data Center AS (collectively, the “Target Companies” or “Troll and Tydal”), to purchase 100% of the equity interest, thereby obtaining control of the Target Companies. Troll and Tydal are private limited liability companies incorporated in Norway, and conduct business for the management and operation of datacenter. The acquisition was closed on April 15, 2024.

The Group accounted for the acquisition as a business combination under IFRS 3, using the acquisition method.

The details of the purchase consideration, the net assets acquired, and goodwill are as follows:

In thousands of USD	At April 15, 2024
Purchase consideration
Cash consideration paid	15,000
Senior secured notes (1)	15,091
417,130 Class A ordinary shares (2)	2,357
Class A ordinary share call options (3)	504
Total purchase consideration	32,952
Settlement of pre-existing debtor relationship with the Target Companies (4)	(10,061)
Fair value of consideration transferred	22,891

(1)	The Group issued US$15.0 million in aggregate principal amount of senior secured notes on April 15, 2024, in relation to the business combination. The senior secured notes bear an annual interest of 6%, mature five years after April 15, 2024, and are secured by 100% of the shares of the Target Companies. The fair value of the senior secured notes is measured by calculating the present value of the notes using the effective interest rate. For the year ended December 31, 2024, the Group recognized interest expense of approximately US$525,000. In December 2024, the Group fully repaid the outstanding amount and the pledged shares were subsequently released following the settlement of the outstanding principal balance.

(2)	The fair value of the Class A ordinary shares is determined based on the number of shares transferred and the closing price on April 15, 2024. The shares are transferred upon the completion of the acquisition.

(3)	The Group issued Class A ordinary share call options at a strike price of US$35.96 per share, with the expiry date set as the later of April 15, 2029, or six months after all principal and interest accrued under the senior secured notes have been repaid. The fair value was recognized on April 15, 2024 based on the binomial model with the assistance of an independent valuation specialist. The following table provides the key inputs used in the model for determining the value of the option:

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At April 15, 2024
Share price	5.65
Dividend yield (%)	-
Expected volatility (%)	126%
Risk-free interest rate (%)	4.65%

(4)	Settlement of pre-existing debtor relationship with the Target Companies represents the payable amount of approximately US$16.4 million from the Group to the Target Companies in relation to the services provided and offset against a prepayment made by the Group to the Target Companies of approximately US$6.3 million. The services provided by the Target Companies, include electricity supply, construction services, and daily operational management for the mining datacenters prior to the date of acquisition.

(5)	Acquisition-related cost amount to approximately US$270,000 are included in general and administrative expenses.

For financial reporting purposes, the fair value of the net assets acquired from the Target Companies is based on their financial statements as of March 31, 2024, which is the most recent financial statement available at the time of the fair value assessment on April 15, 2024. There were no material transactions occurring between March 31, 2024 and April 15, 2024.

The assets and liabilities recognized as a result of the acquisition are as follows:

In thousands of USD	At April 15, 2024
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	8,723
Trade receivables	49
Prepayments and other assets	2,690
Right-of-use assets	122
Property, plant and equipment	1,323
Identified intangible assets: rights to electrical capacity	22,429
Deferred tax assets	32
Trade payables	(3,367)
Other payables and accruals	(16,384)
Income tax payables	(1,962)
Lease liabilities	(122)
Deferred tax liabilities	(5,093)
Net identifiable assets acquired	8,440
Goodwill	14,451
Net assets acquired	22,891

The fair value of the land on April 15, 2024, of which the amount was included in property, plant and equipment, was measured using the sales comparison method under the market approach with the assistance of an independent valuation specialist and amounted to US$1.1 million.

The rights to electrical capacity acquired in the Norway Acquisition are recognized at fair value and the fair value on April 15, 2024 was US$22.4 million using the multi-period excess earnings method under the income approach, with assistance from an independent valuation specialist. The key inputs include operation projection and the discount rate. The rights to electrical capacity are granted by the Norwegian state and regional electricity grid operator and do not expire as long as they are being utilized. The Group intends to fully utilize the capacity in its operations and considers this intangible asset to have indefinite useful lives. The intangible asset is tested for impairment annually or whenever there is an indication at the end of a reporting period that the asset may be impaired.

The above goodwill is primarily attributable to the ability and experience in regional operations and cannot be recognized as separate intangible assets. The goodwill is not deductible for tax purposes.

Deferred tax liabilities relating to temporary differences between the tax bases and accounting bases of the assets acquired on April 15, 2024 were recognized in an amount of US$5.1 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period from April 15, 2024, to December 31, 2024, the Target Companies contributed revenue and net income of nil and US$3.9 million, respectively. On an unaudited pro forma basis, assuming this business combination had occurred on January 1, 2024, the Target Companies would have contributed revenue and net income of approximately nil and US$5.0 million for the year ended December 31, 2024. The Target Companies generated revenue solely from providing services to the Group. The Group achieved cost and expense savings from the acquisition, as a result of retaining the margins the Target Companies would have charged if they were not acquired.

(c)	Acquisition of FreeChain Inc. (the “FreeChain Acquisition”)
In June 2024, the Group entered into a share purchase agreement with the shareholders of FreeChain Inc. (“FreeChain”) to purchase 100% of the equity interest, thereby obtaining control of FreeChain. FreeChain is an exempted company with limited liability incorporated under the laws of the Cayman Islands and conducts development in mining rigs. The acquisition was closed on September 13, 2024.
The Group accounted for the acquisition as a business combination under IFRS 3, using the acquisition method.
The details of the purchase consideration, the net assets acquired, and goodwill are as follows:
In thousands of USD	At September 13, 2024
Purchase consideration
12,514,600 Class A ordinary shares (1)	70,274
255,400 Holdback shares (2)	1,434
Class A ordinary share awards (3)	2,096
Total purchase consideration	73,804

(1)
The Group issued 18,786,600 Class A ordinary shares as part of the acquisition proceeds, of which 12,514,600 Class A ordinary shares were included as part of the purchase consideration. The shares included as part of the purchase consideration had a price of US$5.6154 per share, representing the fair value determined based on the number of shares transferred and the closing price on September 13, 2024 and adjusted for a discount reflecting the lock-up period associated with the share issuance. The remaining portion of the shares were accounted for as remuneration cost under IFRS 2, as the recipients of those shares are subject to continued employment after the acquisition, see Note 21. All shares were transferred upon the completion of the acquisition.

(2)
Holdback shares refer to the Group’s Class A ordinary shares that may be issued depending on the post-closing adjustment amount, as defined in the share purchase agreement, to be determined within 60 days after September 13, 2024. Of the total 383,400 Class A ordinary shares issuable as the holdback shares, 255,400 shares were included as part of the purchase consideration. The shares included as part of the purchase consideration had a price of US$5.6154 per share, representing the fair value determined based on the number of shares reserved and the closing price on September 13, 2024 and adjusted for a discount reflecting the lock-up period associated with the reserved shares. The subsequent change in fair value of these shares between September 13, 2024 and the date of issuance in the amount of US$3.2 million was included in other net gains / (losses). The remaining portion of the holdback shares were accounted for as remuneration cost under IFRS 2, as the recipients of those shares are subject to continued employment after the acquisition, see Note 21. The holdback shares were issued to the shareholders in December 2024.

(3)
The Group exchanged equity-settled share-based payment awards held by the shareholders and employees issued by FreeChain (the “acquiree’s awards”) for equity-settled share-based payment awards issued by the Group under the 2023 Plan (the “replacement awards”). The fair value of the replacement awards was US$5.7 million. The purchase consideration includes US$2.1 million of the fair value of replacement awards, representing the replacement rewards transferred to the shareholders and employees of FreeChain when the acquiree’s awards were substituted by the replacement awards, which relates to pre-acquisition service compensation. The remaining replacement rewards with a fair value of US$3.6 million will be recognized as post-acquisition service compensation. See Note 21.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the replacement awards was determined on September 13, 2024 using the binomial model with the assistance of an independent valuation specialist. The following table provides the key inputs used in the model for determining the value of the option:

At September 13, 2024
Share price	6.89
Dividend yield (%)	-
Expected volatility (%)	114%
Risk-free interest rate (%)	3.66%

(4)	Acquisition-related cost amount to approximately US$302,000 are included in general and administrative expenses.

The assets and liabilities recognized as a result of the acquisition are as follows:
In thousands of USD	At September 13,2024
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	226
Prepayments and other assets	50
Property, plant and equipment	55
Identified intangible assets: technologies	63,633
Trade payables	(708)
Deferred tax liabilities	(10,819)
Net identifiable assets acquired	52,437
Goodwill	21,367
Net assets acquired	73,804

The technologies acquired in the business combination are recognized at fair value and the fair value on September 13, 2024 was US$63.6 million using the multi-period excess earnings method under the income approach, with assistance from an independent valuation specialist. The key inputs include operation projection and the discount rate. The Group estimates each of the intangible assets to have a respective useful life of three years.
The above goodwill is primarily attributable to the assembled workforce and the synergy effect it brings to the Group’s mining rig development and cannot be recognized as separate intangible assets. The Goodwill is not deductible for tax purposes.
Deferred tax liabilities relating to temporary differences between the tax bases and accounting bases of the assets acquired on September 13, 2024 were recognized in an amount of US$10.8 million.
For the period from September 13, 2024 to December 31, 2024, FreeChain contributed revenue and net loss of approximately nil and US$227,000, respectively. On an unaudited pro forma basis, assuming this business combination had occurred on January 1, 2024, FreeChain would have contributed revenue and net loss of approximately nil and US$671,000 for the year ended December 31, 2024. The mining rigs developed by FreeChain have not yet been mass delivered by the end of 2024, and no external revenue was generated for the year ended December 31, 2024.
7.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:

	At December 31,
In thousands of USD	2024	2023
US dollar	462,316	137,917
Singapore dollar	2,786	2,991
Chinese renminbi	189	585
Norwegian krone	7,943	2,487
Euro	2,611	701
Hongkong dollar	5	7
Bhutan ngultrum	420	41
Total cash and cash equivalents by currency	476,270	144,729

Restricted cash
Current	9,144	9,538
Non-current	8,212	-
Total restricted cash	17,356	9,538

The Group classifies short-term deposits as cash equivalents. As of December 31, 2024, the Group owed short-term deposit in an amount of approximately US$91.6 million with maturities in January 2025 with interest ranging from 2.01% to 4.28%. As of December 31, 2023, the Group owed short-term deposit in an amount of approximately US$12.4 million with maturities in January 2024 with interest ranging from 2.40% to 4.80%.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group’s restricted cash primarily relates to the following:

(a)	Standby letters of credits (“SLCs”)

The Group has applied a total of two standby letters of credits (“SLCs”) from the CTBC Bank associated with the electricity service subscribed.The SLCs provide the beneficiaries, which are the service providers, the ability to draw from the banks for a designated maximum aggregate amount (the “Draw Amount”). The details of SLCs are as follows:

	At December 31,
	2024	2023
Draw Amount (In thousands of USD)	9,144	9,538
Range of expiration dates	July 2025 to August 2025	July 2024 to August 2024

The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries, as a result of the amendments to the associated service agreements. In connection with the issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of December 31, 2024 and 2023, none was utilized by the beneficiaries from the standby letters of credits.

(b)	Pledged cash

During the year ended December 31, 2024, the Group deposited approximately US$8.2 million in escrow accounts with a commercial bank. These funds are held under arrangements with an electricity service provider to secure a fixed electricity price for three years, commencing January 1, 2025. The deposited amount will be released in annual instalments.

8.	CRYPTOCURRENCIES

As of December 31, 2024 and 2023, the Group’s cryptocurrencies consist of the following:

	At December 31,
In thousands of USD	2024	2023
Cryptocurrencies other than USDC	77,535	15,336
USDC	2	35
Total cryptocurrencies	77,537	15,371

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The details of cryptocurrencies are as follows:

	At December 31,
In thousands of USD	2024	2023	2022
Cost:
Beginning balances	15,377	2,179	6,697
Additions	311,966	310,265	865,333
Disposals	(248,864)	(297,067)	(569,854)
Purchase of cryptocurrency-denoted wealth management product from a related party(1)	-	-	(149,972)
Loan to a related party(2)	-	-	(150,025)
Ending balances	78,479	15,377	2,179
Impairment:
Beginning balances	(6)	(4)	(510)
Additions	(936)	(2)	-
Disposals	-	-	506
Ending balances	(942)	(6)	(4)
Net book value:
Beginning balances	15,371	2,175	6,187
Ending balances	77,537	15,371	2,175

The supplemental information of cryptocurrencies other than USDC is as follows:

	At December 31,
In thousands of USD	2024	2023	2022
Cost:
Beginning balances	15,342	2,090	6,598
Additions	307,661	302,621	586,117
Disposals	(244,526)	(289,369)	(425,649)
Purchase of cryptocurrency-denoted wealth management product from a related party(1)	-	-	(149,972)
Loan to a related party (2)	-	-	(15,004)
Ending balances	78,477	15,342	2,090
Impairment:
Beginning balances	(6)	(4)	(510)
Additions	(936)	(2)	-
Disposals	-	-	506
Ending balances	(942)	(6)	(4)
Net book value:
Beginning balances	15,336	2,086	6,088
Ending balances	77,535	15,336	2,086

(1)
Represent cryptocurrency-denoted wealth management products purchased from the Matrixport Group, a related party, for the year ended December 31, 2022. All such wealth management products were fully redeemed as of December 31, 2022 and the redemptions are included in the additions of cryptocurrencies above. Also see Note 24.

(2)
Represent cryptocurrency loans made to the Matrixport Group, a related party. All loans were fully collected as of December 31, 2022 and the collections are included in the additions of cryptocurrencies above. Also see Note 24.

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

9.	PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

	At December 31,
In thousands of USD	2024	2023
Prepayments to suppliers	266,478	35,219
Deposits (1)	31,372	54,304
Deductible input value-added tax	5,407	3,425
Prepayments of income tax	2,459	15
Others	4,457	4,124
Total	310,173	97,087

Current	291,929	71,876
Non-current	18,244	25,211
	310,173	97,087

(1)
The Group pays deposits to certain electricity service providers. In order to minimize the deposit paid to the electricity supplier, in April 2023, Bitdeer Inc., a subsidiary of the Group, has entered into a guaranty agreement  (the “2023 Guaranty Agreement”) with one of the electricity suppliers to act as a guarantor to provide the assurance for the payment obligation of another subsidiary of the Group in connection with electricity service subscribed. The total liability of the guarantor is limited to the lesser of the guaranteed obligations under all agreements or US$13.0 million in each case. In February 2024, Bitdeer and Bitdeer, Inc. together entered into a guaranty agreement with the electricity supplier to amend the 2023 Guaranty Agreement and limit the guarantor’s total liability to the lesser of the guaranteed obligations under all agreement or US$30.0 million in each case.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
During the years ended December 31, 2024 and 2023, the Group did not recognize any allowance for expected credit losses for prepayments and other assets.

10.	INVENTORIES

As of December 31, 2024 and 2023, the details of inventories are as follows:

	At December 31,
In thousands of USD	2024	2023
Raw materials	28,661	231
Work-in-progress	26,277	115
Finished goods	9,950	-
Total	64,888	346

During the years ended December 31, 2024 and 2023, there were no inventory recognized as expense and included in cost of sales. Approximately US$16.7 million and nil of inventories, respectively, was transferred to mining rigs. The Group did not record any write-down or reverse of write-down of inventories during the years ended December 31, 2024 and 2023.

11.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of financial assets at fair value through profit or loss is as follows:

	At December 31,
In thousands of USD	2024	2023
Investments in unlisted equity instruments
- Investment A	300	1,000
- Investment B	1,000	1,000
- Investment C	10,284	10,000
- Investment D – investment in a limited partnership set up by Matrixport Group (1)	21,795	19,875
- Investment E	1,500	1,500
- Investment F	726	400
- Investment I	1,876	-
- Investment J	500	-
Investments in unlisted debt instruments
- Investment G	1,000	1,000
- Investment H	3,540	3,000
Total	42,521	37,775

Current	4,540	1,000
Non-current	37,981	36,775
	42,521	37,775

(1)	See Note 24.

The above investments in unlisted debt and equity instruments at December 31, 2024 and 2023 were investments in funds and privately-held enterprises. These financial assets at fair value through profit or loss are measured at fair value using Levels 3 inputs with the assistance of an independent valuation specialist. Refer to Note 4 for more information. The Group does not have control or significant influence over the funds and privately-held enterprises.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12.	MINING RIGS

The details of mining rigs are as follows:

In thousands of USD	Mining rigs
Cost:
At January 1, 2022	123,136
Additions	12,016
Disposals	(12,949)
At December 31, 2022	122,203
Accumulated depreciation:
At January 1, 2022	(76,561)
Charge for the year	(29,281)
Disposals	11,443
At December 31, 2022	(94,399)
Impairment:
At January 1, 2022	(106)
Disposal	5
At December 31, 2022	(101)
Net book value:
At December 31, 2022	27,703

Cost:
At January 1, 2023	122,203
Additions	63,041
Disposals	(16,731)
At December 31, 2023	168,513
Accumulated depreciation:
At January 1, 2023	(94,399)
Charge for the year	(25,663)
Disposals	15,127
At December 31, 2023	(104,935)
Impairment:
At January 1, 2023	(101)
Disposal	-
At December 31, 2023	(101)
Net book value:
At December 31, 2023	63,477

Cost:
At January 1, 2024	168,513
Additions(1)	24,982
Disposals	(8,590)
At December 31, 2024	184,905
Accumulated depreciation:
At January 1, 2024	(104,935)
Charge for the year	(19,470)
Disposals	6,925
At December 31, 2024	(117,480)
Impairment:
At January 1, 2024	(101)
Disposal	-
At December 31, 2024	(101)
Net book value:
At December 31, 2024	67,324

(1)	Approximately US$16.7 million of addition to mining rigs in the year ended December 31, 2024 was transferred from inventories.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13.	PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment are as follows:

In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements and property improvements	Others	Total
Cost:
At January 1, 2022	33,589	23,449	484	15,734	5,335	48,425	3,522	130,538
Additions	54,107	-	-	1,228	4,681	2,431	4,295	66,742
Additions related to asset acquisition (See Note 5)	-	-	-	-	1	-	14	15
Construction in progress transferred in	(71,184)	-	-	16,132	794	53,661	597	-
Disposals	-	-	-	(222)	(187)	-	-	(409)
At December 31, 2022	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Accumulated depreciation:
At January 1, 2022	-	(2,388)	-	(2,427)	(1,034)	(21,111)	(961)	(27,921)
Charge for the year	-	(1,137)	-	(4,392)	(1,532)	(21,892)	(1,485)	(30,438)
Disposals	-	-	-	16	93	-	-	109
At December 31, 2022	-	(3,525)	-	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Net book value:
At December 31, 2022	16,512	19,924	484	26,069	8,151	61,514	5,982	138,636

Cost:
At January 1, 2023	16,512	23,449	484	32,872	10,624	104,517	8,428	196,886
Additions	49,421	-	1,574	459	3,789	876	88	56,207
Construction in progress transferred in	(35,838)	3,915	-	15,476	909	12,424	3,114	-
Disposals	-	-	-	(69)	(36)	(9)	(50)	(164)
At December 31, 2023	30,095	27,364	2,058	48,738	15,286	117,808	11,580	252,929
Accumulated depreciation:
At January 1, 2023	-	(3,525)	-	(6,803)	(2,473)	(43,003)	(2,446)	(58,250)
Charge for the year	-	(1,106)	-	(6,678)	(1,994)	(27,978)	(2,143)	(39,899)
Disposals	-	-	-	19	18	3	40	80
At December 31, 2023	-	(4,631)	-	(13,462)	(4,449)	(70,978)	(4,549)	(98,069)
Net book value:
At December 31, 2023	30,095	22,733	2,058	35,276	10,837	46,830	7,031	154,860

Cost:
At January 1, 2024	30,095	27,364	2,058	48,738	15,286	117,808	11,580	252,929
Additions	118,253	642	-	230	18,144	16	187	137,472
Acquired through the business combinations (Note 6(b) and 6(c))	-	99	1,091	34	73	-	81	1,378
Construction in progress transferred in	(4,250)	667	-	948	1	2,518	116	-
Disposals	-	-	-	(15)	(239)	-	(252)	(506)
Exchange adjustments	-	(4)	(16)	(2)	(1)	-	(4)	(27)
At December 31, 2024	144,098	28,768	3,133	49,933	33,264	120,342	11,708	391,246
Accumulated depreciation:
At January 1, 2024	-	(4,631)	-	(13,462)	(4,449)	(70,978)	(4,549)	(98,069)
Charge for the year	-	(1,466)	-	(6,854)	(4,914)	(26,269)	(2,617)	(42,120)
Disposals	-	-	-	11	200	-	105	316
Exchange adjustments	-	2	-	-	1	-	1	4
At December 31, 2024	-	(6,095)	-	(20,305)	(9,162)	(97,247)	(7,060)	(139,869)
Net book value:
At December 31, 2024	144,098	22,673	3,133	29,628	24,102	23,095	4,648	251,377

Construction in progress primarily represents the construction of mining datacenters.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group had entered into contractual commitments, which was not recognized in payables, for the acquisition of property, plant and equipment amounting to approximately US$44.9 million and US$7.5 million as of the years ended December 31, 2024 and 2023, respectively.

14.	INVESTMENT PROPERTIES

The details of investment properties are as follows:

In thousands of USD	Leasehold land	Building	Others	Total
Cost:
At July 1, 2022 *	-	-	-	-
Acquisition of assets	4,833	29,773	380	34,986
Additions	730	-	-	730
Exchange adjustments	183	906	14	1,103
At December 31, 2022	5,746	30,679	394	36,819
Accumulated depreciation:
At January 1, 2022	-	-	-	-
Charge for the year	(192)	(1,019)	(26)	(1,237)
Exchange adjustments	(7)	(32)	(1)	(40)
At December 31, 2022	(199)	(1,051)	(27)	(1,277)
Net book value:
At December 31, 2022	5,547	29,628	367	35,542

Cost:
At January 1, 2023	5,746	30,679	394	36,819
Additions	82	224	701	1,007
Exchange adjustments	87	370	6	463
At December 31, 2023	5,915	31,273	1,101	38,289
Accumulated depreciation:
At January 1, 2023	(199)	(1,051)	(27)	(1,277)
Charge for the year	(390)	(2,104)	(107)	(2,601)
Exchange adjustments	(12)	(50)	(3)	(65)
At December 31, 2023	(601)	(3,205)	(137)	(3,943)
Net book value:
At December 31, 2023	5,314	28,068	964	34,346

Cost:
At January 1, 2024	5,915	31,273	1,101	38,289
Additions	38	-	241	279
Disposals	(616)	-	-	(616)
Exchange adjustments	(162)	(718)	(38)	(918)
At December 31, 2024	5,175	30,555	1,304	37,034
Accumulated depreciation:
At January 1, 2024	(601)	(3,205)	(137)	(3,943)
Charge for the year	(371)	(2,139)	(207)	(2,717)
Disposals	218	-	-	218
Exchange adjustments	21	103	7	131
At December 31, 2024	(733)	(5,241)	(337)	(6,311)
Net book value:
At December 31, 2024	4,442	25,314	967	30,723

* The investment properties were acquired from the acquisition of AFH, which was closed on July 1, 2022. See Note 5.

Leasehold land included in investment properties were right-of-use assets associated with leasehold land under operating leases where the building was constructed on. See Note 16.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

In thousands of USD	At December 31, 2024
2025	3,367
2026	3,350
2027	2,389
2028	2,371
2029	2,396
Thereafter	3,669
Total	17,542

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased or for repairs, maintenance and enhancements.

The fair value of investment properties of the Group as of December 31, 2024 and 2023 was approximately US$35.4 million and US$36.4 million, respectively, determined using the income approach based on the operation projection and the discount rate with the assistance of an independent valuation specialist. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group did not record any impairment related to investment properties as of December 31, 2024 and 2023.

15.	INTANGIBLE ASSETS AND GOODWILL

The details of intangible assets and goodwill are as follows:

In thousands of USD	Rights to electrical capacity	Technologies	Patents, trademarks and other rights	Others	Total intangible assets	Goodwill
Cost:
At January 1, 2022	-	-	3	137	140	-
Additions	-	-	-	304	304	-
At December 31, 2022	-	-	3	441	444	-
Accumulated amortization:
At January 1, 2022	-	-	-	(25)	(25)	-
Charge for the year	-	-	(1)	(96)	(97)	-
At December 31, 2022	-	-	(1)	(121)	(122)	-
Net book value:
At December 31, 2022	-	-	2	320	322	-

Cost
At January 1, 2023	-	-	3	441	444	-
Additions	-	-	4,896	313	5,209	-
At December 31, 2023	-	-	4,899	754	5,653	-
Accumulated amortization:
At January 1, 2023	-	-	(1)	(121)	(122)	-
Charge for the year	-	-	(572)	(182)	(754)	-
At December 31, 2023	-	-	(573)	(303)	(876)	-
Net book value:
At December 31, 2023	-	-	4,326	451	4,777	-

Cost:
At January 1, 2024	-	-	4,899	754	5,653	-
Additions	-	-	119	659	778	-
Acquired through the business combinations (Note 6(b) and 6(c))	22,429	63,633	-	-	86,062	35,818
At December 31, 2024	22,429	63,633	5,018	1,413	92,493	35,818
Accumulated amortization:
At January 1, 2024	-	-	(573)	(303)	(876)	-
Charge for the year	-	(7,070)	(1,007)	(305)	(8,382)	-
At December 31, 2024	-	(7,070)	(1,580)	(608)	(9,258)	-
Net book value:
At December 31, 2024	22,429	56,563	3,438	805	83,235	35,818

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group had entered into contractual commitments, which were not recognized in payables, for the acquisition of intangible assets amounting to nil and approximately US$8,000 as of December 31, 2024 and December 31, 2023, respectively.

As of December 31, 2024, the Group identified three Cash-generating units (“CGUs”) to which indefinite useful life intangible assets and goodwill are allocated for impairment testing. The carrying amounts have been allocated to the CGUs as follows:

In thousands of USD	Rights to electrical capacity	Goodwill
Tydal Data Center AS	14,285	4,389
Troll Housing AS	8,144	10,062
FreeChain	-	21,367
Total	22,429	35,818
Tydal Data Center AS

The recoverable amount of Tydal Data Center AS has been determined based on a value in use calculation using cash flow projections. The key assumptions underlying this estimation reflect management’s assessment of future industry trends, drawing from both internal and external historical data. The pre-tax discount rate applied to the cash flow projections is 19.4%, derived from market-based inputs, with adjustments made to account for CGU-specific risk premiums.

The cash flow projections included specific estimates of five years and a terminal growth rate thereafter. The terminal growth rate of 3.0% aligns with the inflation rate applicable to the CGU’s location, reflecting assumptions that a market participant would reasonably make.

Budgeted EBIT is projected to increase at an average rate of 21.0% per annum and was estimated based on past experience, taking into account the upcoming expansion, with revenue generation expected from the 175MW site expansion, which is anticipated to be fully energized in 2025.

As of December 31, 2024, the estimated recoverable amount of the CGU exceeded its carrying amount by approximately US$11.1 million.

Troll Housing AS

The recoverable amount of Troll Housing AS has been determined based on a value in use calculation using cash flow projections. The key assumptions underlying this estimation reflect management’s assessment of future industry trends, drawing from both internal and external historical data. The pre-tax discount rate applied to cash flow projections is 19.0%, derived from market-based inputs, with adjustments made to account for CGU-specific risk premiums.

The cash flow projections included specific estimates of five years and a terminal growth rate thereafter. The terminal growth rate of 3.0% aligns with the inflation rate applicable to the CGU’s location, reflecting assumptions that a market participant would reasonably make.

Budgeted EBIT is projected to increase at an average of 25.4% per annum and was estimated taking into account past experiences and expectations of futures.

As of December 31, 2024, the estimated recoverable amount of the CGU exceeded its carrying amount by approximately US$7.4 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FreeChain

The recoverable amount of FreeChain has been determined based on a fair value less costs of disposal calculation using cash flow projections. The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation technique used. The key assumptions underlying this estimation reflect management’s assessment of future industry trends, drawing from both internal and external historical data. The pre-tax discount rate applied to cash flow projections is 37.3%, derived from market-based inputs, with adjustments made to account for CGU-specific risk premiums.

The cash flow projections included specific estimates of five years and a terminal growth rate thereafter. The terminal growth rate is 2.0% aligns with the inflation rate applicable to the CGU’s location, reflecting assumptions that a market participant would reasonably make.

Budgeted revenue is projected to increase at an average of 5.0% per annum and was estimated based on expected future outcomes and anticipated revenue growth. Revenue growth was projected considering the estimated production and sales volume, particularly the involvement in mining rig development within the ASIC and mining rig business.

As of December 31, 2024, the estimated recoverable amount of the CGU exceeded its carrying amount by approximately US$518.6 million.

The following table shows the amount by which the key assumptions would need to increase/ (decrease) individually for the estimated recoverable amount to be equal to the carrying amount.

In %	Tydal Data Center AS	Troll Housing AS	FreeChain

Discount rate	6.8	6.5	nm	*
EBIT	(26.0)	(28.4)	N/A
Revenue	N/A	N/A	(19.2)

*
FreeChain has substantial recoverable amount, and it is unlikely that a change in the discount rate that will result in the amount fair value less cost of disposal of FreeChain equal to the carrying amount would occur under reasonable scenarios.

16.	LEASES

The Group occupies most of its office premises and certain mining datacenters under lease arrangements, which generally have an initial lease term between 13 months to 30 years. Lease contracts are typically made for fixed periods but may have extension options. The Group accounts for lease and non-lease components separately, where the non-lease component is charged to expenses as they incur. Any extension options in these leases have not been included in the lease liabilities unless the Group is reasonably certain to exercise the extension option. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

The consolidated statements of financial position show the following amounts relating to the right-of-use assets:

	At December 31,
In thousands of USD	2024	2023
Right-of-use assets
- Land and buildings	69,273	58,626
Investment properties
- Leasehold land	4,442	5,314

Addition to the right-of-use assets and investment properties of leasehold land, including the increase in the right-of-use assets and investment properties of leasehold land as a result of lease modification, for the years ended December 31, 2024, 2023 and 2022 was approximately US$23.5 million, US$5.1 million and US$7.3 million, respectively. In addition, approximately US$4.8 million of investment properties of leasehold land for the year ended December 31, 2022 was acquired as a result of the acquisition of AFH (See Note 5), the balance of the underlying right-of-use asset was included in investment properties. See Note 14.

The Group has an obligation to complete the site restoration of its leased land held by AFH in Singapore in relation to the Group’s acquisition of AFH in July 2022 (See Note 5). The provision for the site restoration is updated annually.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table represents the movement of the restoration provision:

In thousands of USD
Restoration provision at January 1, 2022	-
Recognition through asset acquisition	1,343
Change in provision	-
Restoration provision at December 31, 2022	1,343
Change in provision	-
Exchange adjustments	20
Restoration provision at December 31, 2023	1,363
Change in provision	-
Exchange adjustments	(2)
Restoration provision at December 31, 2024	1,361

The consolidated statements of financial position show the following amounts relating to the lease liabilities:

	At December 31,
In thousands of USD	2024	2023
Lease liabilities mature within 12 months	5,460	5,288
Lease liabilities mature over 12 months	72,673	64,923
Total lease liabilities *	78,133	70,211

*
Lease liabilities in amount of approximately US$3.8 million and US$4.6 million was related to the leasehold land included in the investment properties as of December 31, 2024 and 2023, respectively. See Note 14.

Amounts recognized in profit or loss:

	Years ended December 31,
In thousands of USD	2024	2023	2022
Depreciation expense of right-of-use assets	8,407	6,624	5,371
Interest expense *	3,473	2,605	2,425
Expenses relating to variable payment leases	197	224	639
Expenses relating to short-term leases	303	286	527
Loss on lease termination	197	-	-
Total	12,577	9,739	8,962

*
The interest expense includes the amount related to the leasehold land included in the investment properties for the years ended December 31, 2024, 2023 and 2022 of approximately US$0.2 million, US$0.2 million and US$0.1 million, respectively. See Note 14.

The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2024, 2023 and 2022 was approximately US$13.1 million, US$7.8 million and US$6.3 million, respectively.

17.	BORROWINGS

Borrowings consist of the following:

	At December 31
In thousands of USD	2024	2023
Promissory note (a)	14,907	22,618
August 2024 convertible senior notes (b)	32,503	-
November 2024 convertible senior notes (c)	160,717	-
Total	208,127	22,618

(a)	Promissory note

The Group issued a US$30.0 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the ordinary shares of Bitdeer at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. Approximately US$683,000 was recognized as an equity component. During the year ended December 31, 2023, the Group repaid US$7.0 million in principal and amended the promissory note to extend the maturity of the promissory note to July 21, 2025. In addition, to reflect the reverse recapitalization effectuated in April 2023, the shares of the promissory note is convertible into was changed from the ordinary shares of Bitdeer to the Class A ordinary shares of the Group, and the per-share conversion price was adjusted to US$7.3660 from US$0.0632. The extension of the maturity date is accounted for as a debt modification, and a gain from modification of approximately US$481,000 was recognized in earnings. During the year ended December 31, 2024, the holder of promissory note converted principal amount of US$8.0 million for 1,086,070 Class A ordinary shares. The unamortized discount as of December 31, 2024 and 2023 was approximately US$93,000 and US$382,000, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b)	August 2024 convertible senior notes

In August 2024, the Group issued US$172.5 million in aggregate principal amount of 8.5% Convertible Senior Notes due 2029 (the “August 2024 convertible senior notes”). The August 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The August 2024 convertible senior notes accrue interest at a rate of 8.5% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2025. The August 2024 convertible senior notes will mature on August 15, 2029, unless earlier repurchased, redeemed or converted. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their August 2024 convertible senior notes at their option. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The conversion rate is initially 117.0207 Class A ordinary shares per US$1,000 principal amount of August 2024 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the interest make-whole conversion rate adjustment, or conversion upon a make-whole fundamental change, as defined in the agreement of the August 2024 convertible senior notes.

Under the interest make-whole conversion rate adjustment, the holders of the August 2024 convertible senior notes are able to convert at any time during the period from, and including, the date that is six months after the last date of original issuance of the notes until the close of business on the business day immediately preceding August 1, 2027 (other than a conversion in connection with a make-whole fundamental change or a cleanup redemption or a tax redemption). During the period, the Group will increase the conversion rate per US$1,000 principal amount of notes to be converted by a number of additional Class A ordinary shares.

The Group is able to call for redemption of the August 2024 convertible senior notes based on the terms and conditions specified in the agreement of the August 2024 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the August 2024 convertible senior notes, holders may require the Group to repurchase their August 2024 convertible senior notes at a cash repurchase price equal to the principal amount of the August 2024 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the August 2024 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the August 2024 convertible senior notes are classified as current liabilities as of December 31, 2024.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the August 2024 convertible senior notes.

During the year ended December 31, 2024, the Group issued 9,160,220 Class A ordinary shares and paid cash of US$16.6 million to certain holders of the August 2024 convertible senior notes for the settlement of an aggregate principal amount of US$74.8 million. The settlement was accounted for as an extinguishment of the August 2024 convertible senior notes and resulted in a loss on extinguishment of convertible notes of US$8.2 million for the year ended December 31, 2024.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table reconciles the carrying value of the August 2024 convertible senior notes as of December 31, 2024:

In thousands of USD
Proceeds from issuance of convertible notes	172,500
Less: transaction costs	(6,204)
Less: fair value of embedded derivative (see Note 18)	(112,205)
Carrying value of convertible notes at inception	54,091
Amortized debt discount	2,902
Debt extinguishment	(24,490)
Balance at December 31, 2024	32,503

As of December 31, 2024, the unamortized debt discount was US$65.2 million.

For the year ended December 31, 2024, the Group recognized interest expense of US$7.6 million.

(c)	November 2024 convertible senior notes

In November 2024, the Group issued US$400.0 million in aggregate principal amount of  5.25% Convertible Senior Notes due 2029 (the “November 2024 convertible senior notes”). The November 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including the August 2024 convertible senior note, and effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The November 2024 convertible senior notes accrue interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2025. The November 2024 convertible senior notes will mature on December 1, 2029, unless earlier repurchased, redeemed or converted. Holders may convert their November 2024 convertible senior notes at their option upon satisfaction of certain conditions as defined in the Conversion Privilege section of the agreement of the November 2024 convertible senior notes, or any time after September 1, 2029, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 62.7126 Class A ordinary shares per US$1,000 principal amount of November 2024 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the November 2024 convertible senior notes.

The holders of the November 2024 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, on December 6, 2027 (the “specified repurchase date”).

The Group is able to call for redemption of the November 2024 convertible senior notes based on the terms and conditions specified in the agreement of the November 2024 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the November 2024 convertible senior notes, holders may require the Group to repurchase their November 2024 convertible senior notes at a cash repurchase price equal to the principal amount of the November 2024 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the November 2024 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the November 2024 convertible senior notes are classified as current liabilities as of December 31, 2024.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the November 2024 convertible senior notes.

The following table reconciles the carrying value of the November 2024 convertible senior notes for the year ended December 31, 2024:

In thousands of USD
Proceeds from issuance of convertible notes	400,000
Less: transaction costs	(13,214)
Less: fair value of embedded derivative (see Note 18)	(228,298)
Carrying value of convertible notes at inception	158,488
Amortized debt discount	2,229
Balance at December 31, 2024	160,717

As of December 31, 2024, the unamortized debt discount was US$239.3 million.

For the year ended December 31, 2024, the Group recognized interest expense of US$4.2 million.

18.	DERIVATIVE LIABILITIES
 The details of derivative liabilities are as follows:

In thousands of USD
Balance at January 1, 2024	-
Issuance of Tether warrants (a)	11,106
Issuance of August 2024 convertible senior note (b)	112,205
Issuance of November 2024 convertible senior note (c)	228,298
Change in fair value of derivative liabilities	498,167
Derecognition of derivative liabilities on conversion (d)	(85,837)
Balance at December 31, 2024	763,939

(a)	Tether warrants

In May 2024, the Group entered into a subscription agreement with Tether International Limited (“Tether”). Pursuant to the agreement, the Group agreed to issue and sell to Tether (i) 18,587,360 Class A ordinary shares  and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares at an exercise price of US$10.00 per share (the “Tether Warrant”), for a total consideration of US$100,000,000. The warrant includes repricing adjustments for offerings at a price lower than the existing exercise price of the warrant and as a result, the Group has the obligation to issue a variable number of shares for a fixed total consideration upon exercise of the warrants. As of December 31, 2024, the number of warrants has increased to 5,186,627, with the exercise price adjusted to US$9.64 per share as a result of the repricing adjustments.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The warrants are accounted for as a derivative instrument and measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss. For the year ended December 31, 2024, the Group recognized changes in fair value of derivative liability of US$55.7 million. The fair value of the warrant derivative was determined using the binomial model, with the assistance of an independent valuation specialist. Inputs to the model include assumptions about the expected volatility of the Group’s stock, the expected life of the warrants, the risk-free interest rate, and other factors.

The following table provides the inputs used in the model for determining the value of the warrant derivative:

	Initial recognition - At May 30, 2024	At December 31, 2024
Share price	5.82	21.67
Dividend yield (%)	-	-
Expected volatility (%)	136%	116%
Risk-free interest rate (%)	5.19%	4.28%

(b)	Embedded derivative for August 2024 convertible senior notes

In connection with the issuance of the August 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 17 for further details on the accounting treatment of the convertible notes and associated derivative liability.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

	Initial recognition - At August 20, 2024	At December 31, 2024
Share price	6.73	21.67
Dividend yield (%)	-	-
Expected volatility (%)	125%	123%
Risk-free interest rate (%)	3.70%	4.36%

For the year ended December 31, 2024, the Group recognized changes in fair value of derivative liability of US$202.6 million.

(c)	Embedded derivative for November 2024 convertible senior notes

In connection with the issuance of the November 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 17 for further details on the accounting treatment of the convertible notes and associated derivative liability.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

	Initial recognition - At November 26, 2024	At December 31, 2024
Share price	11.16	21.67
Dividend yield (%)	-	-
Expected volatility (%)	124%	125%
Risk-free interest rate (%)	4.17%	4.38%

For the year ended December 31, 2024, the Group recognized changes in fair value of derivative liability of US$239.9 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)
As disclosed in Note 17, a portion of the August 2024 convertible senior notes with principal amount of US$74.8 million was extinguished during the year ended December 31, 2024. In connection with this extinguishment, the corresponding portion of the derivative liability associate with the conversion feature embedded was reclassified to equity and included in other reserves within shareholders’ equity.

19.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

	At December 31,
In thousands of USD	2024	2023
Deposits from customers	12,561	8,114
Accrued operating expenses	9,537	9,732
Payables for surtaxes	8,164	9,952
Interest payable	5,018	-
Payable to the former owners in Norway Acquisition(1)	2,657	-
Payables for staff-related costs	1,932	2,554
Restoration provision for leasehold land	1,361	1,363
Others	1,037	436
Total	42,267	32,151

Current	40,617	30,495
Non-current	1,650	1,656
	42,267	32,151

(1)
Represent balance due to former owners in Norway Acquisition, which is a normal annual dividend authorized prior to the acquisition. It is thus accounted for as part of the liabilities assumed from the business combination described in Note 6(b), and listed in other payables.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.	EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS

(a) Expenses by nature

	Years ended December 31,
In thousands of USD	2024	2023	2022
Staff cost
- salaries, wages and other benefits	63,434	52,873	50,132
Share-based payments	33,968	45,488	90,648
Amortization
- intangible assets	8,382	754	97
Depreciation
- mining rigs	19,470	25,663	29,281
- property, plant and equipment	42,120	39,899	30,438
- investment properties	2,717	2,601	1,237
- right-of-use assets	8,407	6,624	5,371
Electricity cost in operating mining rigs	179,765	180,565	139,469
One-off incremental development expense	29,017	-	-
Cost of mining rigs sold	1,652	4	1,002
Consulting service fee	8,953	9,757	6,797
Research and development technical service fees	5,102	2,854	1,313
Office expenses	4,302	3,987	3,124
Travel expenses	3,853	2,843	3,202
Advertising expenses	2,998	1,383	737
Insurance fee	2,591	2,427	3,446
Expenses of low-value consumables	2,326	2,557	4,025
Research and development material expenses	926	-	-
Logistic expenses	334	557	3,060
Expenses of short-term leases	303	286	527
Expenses of variable payment lease	197	224	639
Others	11,872	13,633	16,111
Total cost of revenue, selling, general and administrative and research and development expenses	432,689	394,979	390,656

(b) Other operating income / (expenses)

	Years ended December 31,
In thousands of USD	2024	2023	2022
Net gains / (losses) on disposal of cryptocurrencies	8,188	2,061	(3,131)
Net losses on disposal of mining rigs	(13)	(1,573)	(497)
Impairment loss of cryptocurrencies	(936)	(2)	-
Change in fair value of cryptocurrency-settled receivables and payables	(6,362)	3,305	-
Others	(150)	-	-
Total	727	3,791	(3,628)

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(c) Other net gains / (losses)

	Years ended December 31,
In thousands of USD	2024	2023	2022
Changes in fair value of financial assets at fair value through profit or loss	1,970	3,527	(841)
Net gains / (losses) on disposal of property, plant and equipment	108	(11)	662
Government grants	47	48	42
Loss on lease termination	(197)	-	-
Change in fair value of holdback shares issued in connection with the FreeChain Acquisition	(3,186)	-	-
Loss on extinguishment of convertible notes	(8,172)	-	-
Change in fair value of derivative liabilities	(498,167)	-	-
Net gains on disposal of financial assets at fair value through profit or loss	-	-	213
Gain on modification of convertible debt	-	481	-
Others	118	(507)	281
Total	(507,479)	3,538	357

(d) Finance income / (expenses)

	Years ended December 31,
In thousands of USD	2024	2023	2022
Interest income	7,871	7,953	4,291
Cryptocurrency transaction service fee	(27)	(233)	(159)
Other interest expenses	(138)	-	-
Loss on foreign currency transactions	(1,585)	(1,016)	(2,881)
Interest expenses on lease liabilities	(3,473)	(2,605)	(2,425)
Interest expense on borrowings	(14,310)	(2,476)	(2,778)
Others	(273)	(347)	(229)
Total	(11,935)	1,276	(4,181)

21.	SHARE-BASED PAYMENTS

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

Under the 2023 Plan, the Group is able to issue up to an aggregate of 21,877,912 Class A ordinary shares to the designated recipients. BTG granted a total of 1,256,122 shares awards in two batches in July and October 2023 for the year ended December 31, 2023, and a total of 4,443,271 shares awards in five batches in January, April, July, September and October 2024 for the year ended December 31, 2024, to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$3.50 to US$11.49 and US$0.01 to US$10.59 per share for the years ended December 31, 2023 and 2024, respectively. The majority of the share awards vest from three to seven years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on the tenth anniversary from the date of grant.

The share awards issued in September 2024 includes 830,000 share awards, which are replacement awards, to exchange for the acquiree’s awards in connection with the FreeChain Acquisition. In addition, the Group also issued 6,400,000 Class A ordinary shares, including 128,000 holdback shares, to certain shareholders of FreeChain. These shares are subject to a vesting period ranging from five to seven years, during which the recipients must continue to provide services to the Group through each vesting date. The fair value was determined based on the number of shares transferred and the closing price on the date of issuance. See Note 6(c).

In June 2023, the board of directors of BTG approved the 2023 Performance Share Plan (the “2023 Performance Plan”), which was effective in October 2023. Under the 2023 Performance Plan, the Group is able to issue up to an aggregate of 1,112,886 Class A ordinary shares to the designated recipients. The number of Class A ordinary shares available for issuance under the 2023 Performance Plan could be subsequently adjusted to be no more than 11,128,861 based on the Group’s market capitalization as set forth in the 2023 Performance Plan. The Group did not issue any award under the 2023 Performance Plan for the year ended December 31, 2024 and 2023.

The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards. For retrospective presentation, the number of Bitdeer’s share awards have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

	Number of options (’000)	Average exercise price per share award (US$)	Average fair value per share award (US$)
As at January 1, 2022	9,419	3.50	26.16
Granted	1,198	3.50	18.34
Forfeited	(219)	3.50	25.68
As at December 31, 2022	10,398	3.50	25.27
Granted	1,658	4.58	8.15
Exercised(1)	(118)	3.50	19.23
Forfeited	(194)	3.68	17.96
As at December 31, 2023	11,744	3.65	23.04
Granted	4,443	5.60	5.66
Exercised(1)	(1,840)	2.81	17.45
Forfeited	(481)	4.37	17.30
As at December 31, 2024	13,866	4.36	18.41
Vested and exercisable at December 31, 2024	6,141	3.62	23.00

(1)	The total proceeds received from the exercised shares under the 2023 plan during the years ended December 31, 2024 and 2023 was approximately US$5.2 million and US$0.4 million, respectively.

The weighted average contractual life for the remaining options at December 31, 2024 and 2023 was 7.87 years and 8.29 years, respectively.

 The expense recognized for share awards during the years ended December 31, 2024, 2023 and 2022 was approximately US$34.0 million, US$45.5 million and US$90.6 million, respectively. The breakdown is as follows:

	Years ended December 31,
In thousands of USD	2024	2023	2022
Cost of revenue	2,368	4,722	10,050
Selling expenses	1,982	3,592	7,490
General and administrative expenses	14,881	23,797	48,850
Research and development expenses	14,737	13,377	24,258
Total	33,968	45,488	90,648

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the value of the grant for the years ended December 31, 2024, 2023 and 2022:

Years ended December 31,
	2024	2023	2022
Dividend yield (%)	-	-	-
Expected volatility (%)	118% - 119%	118% - 124%	120% - 128%
Risk-free interest rate (%)	3.74% - 4.48%	3.81% - 4.59%	1.618% - 3.886%
Exercise multiple	2.20 - 2.80	2.20 - 2.80	2.20 - 2.80

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

•	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies to the Group;
•	Risk-free interest rate is based on the yield to maturity of U.S. treasury bills denominated in US$ at the option valuation date;
•	Exercise multiple is based on empirical research on typical share award exercise behavior.

22.	EQUITY

Issued share capital

On April 13, 2023, Bitdeer completed the Business Combination described in Note 6(a), upon which the Group’s equity structure changed to that of BTG and the authorized share capital is US$50,000 divided into: (i) 499,600,000,000 Class A ordinary shares with a par value of US$0.0000001 each, (ii) 200,000,000 Class V ordinary shares with a par value of US$0.0000001 each, (iii) 200,000,000 undesignated shares with a par value of US$0.0000001 each. Upon completion of the Business Combination, all issued and outstanding 4,384,796,703 Class A ordinary shares, 453,892,313 Series A preferred shares, 870,232,230 Series B preferred shares and 1,314,267,705 Series B+ preferred shares of Bitdeer were cancelled in exchange for newly issued 60,281,185 Class A ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 5,631,795,619 Class B ordinary shares and 7,141,236 Series A preferred shares were cancelled in exchange for newly issued 48,399,922 Class V ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 2,607,498 ordinary shares of BSGA were cancelled in exchange for newly issued 2,607,498 Class A ordinary shares of BTG.

Each share of Class A ordinary shares is granted 1 vote and each share of Class V ordinary shares is granted 10 votes. All classes of ordinary shares are entitled to dividend and rank pari passu except for voting rights.

In August 2023, the Group entered into a purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the purchase agreement, the Group has the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of its Class A ordinary shares with a par value US$0.0000001 per share. The purchase agreement has the maturity date of up to 36-month anniversary from the commencement date or on the date which B. Riley Principal Capital II shall have purchased Class A ordinary shares of an aggregate gross purchase price of US$150,000,000 or other termination conditions stated in the purchase agreement. During the year ended December 31, 2024 and 2023, the Group newly issued 6,922,648 and 1,166,533 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$51.6 million and US$9.5 million, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In March 2024, the Group entered into an At Market Issuance Sales Agreement (the “2024 At Market Issuance Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (the “Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. During the year ended December 31, 2024, the Group newly issued 23,313,347 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$335.1 million.

In April 2024, the Group issued 417,130 Class A ordinary shares to Renol Invest AS and Bryhni.com AS in connection with the Norway Acquisition, as described in Note 6(b). The fair value of the Class A ordinary shares was determined based on the number of shares transferred and the closing price on the acquisition date, amounting to US$2.4 million.

In May 2024, the Group issued 18,587,360 Class A ordinary shares in connection with the private placement with Tether as described in Note 18. The residual net transaction amount of US$87.4 million was recognized as an equity component.

In July and November 2024, the holder of promissory note converted principal amount of US$8.0  million for 1,086,070  Class A ordinary shares at a conversion price of US$7.3660 per share. Also see Note 17.

In September and December 2024, the Group issued 18,786,600 and 383,400 Class A ordinary shares, respectively. Of these, 12,514,600 and 255,400 shares, respectively, were included as part of the purchase consideration to the shareholders of FreeChain in connection with the FreeChain Acquisition, with a fair value of US$74.9 million, as described in Note 6(c).

In November 2024, the Group issued 9,160,220 Class A ordinary shares in connection with the extinguishment of certain principal amount associated with the August 2024 convertible notes. Also see Note 17.
As of December 31, 2024 and 2023, the Group issued 8,088,970 and 5,554,302 shares, respectively, which were reserved for future issuance upon the exercise of awards granted under the share incentive plans. As of December 31, 2024 and 2023, 6,130,708 and 5,436,385 of these shares, respectively, were considered not outstanding.

Treasury equity

In June and October 2023, the board of directors of the Group approved the adoption of two share repurchase programs which authorized to repurchase Class A ordinary shares of the Group up to US$1.0 million worth during the period from June 16, 2023 to December 15, 2023 (as amended) and up to US$2.0 million worth during the period from October 18, 2023 to April 17, 2024, respectively. During the year ended December 31, 2023, the Group purchased 606,756 Class A ordinary shares for approximately US$2.6 million under the share repurchase programs. These shares were cancelled during the year ended December 31, 2024.

In September 2024, the board of directors of the Group approved the adoption of a share repurchase program (the “2024 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$10,000,000 worth during the period from September 9, 2024 to September 8, 2025. During the year ended December 31, 2024, the Group purchased 145,762 Class A ordinary share for approximately US$0.9 million under the share repurchase program.

In connection with the issuance of the November 2024 convertible senior notes, the Group entered into a zero-strike call option transaction (“Zero-Strike Call Option”) with Barclays Bank PLC (“Barclays”) to purchase an option to call for 14,298,480 Class A ordinary shares of the Group for approximately US$160.0 million in November 2024. The Zero-Strike Call Option expires on the 41st non-disrupted day following December 1, 2029, or earlier if Barclays requests early settlement. The settlement method of the Zero-Strike Call Option is physical settlement. The Group will receive the fixed number of Class A ordinary shares determined at the commencement date of the transaction upon expiration or for the portion thereof being settled early, provided that the Zero-Strike Call Option is exercised. The economic substance of the Zero-Strike Call Option is the same as a traditional forward repurchase contract. Because the Zero-Strike Call Option permits physical settlement, it is classified as a reduction from equity and included in treasury equity without any subsequent remeasurement. If Zero-Strike Call Option is not exercised, the initial premium paid, which is recorded as a reduction from equity, will remain in equity.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For retrospective presentation, the number of the Group’s ordinary shares and preferred shares on the consolidated statements of changes in equity have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

	Class A Ordinary Shares	Amount in USD	Class V Ordinary Shares	Amount in USD
At January 1, 2022, shares issued and outstanding	60,281,184	6	48,399,922	5
At December 31, 2022, shares issued and outstanding	60,281,184	6	48,399,922	5
Issuance of shares through Business Combination	2,607,498	*	-	-
Issuance of shares for exercise of share awards	117,917	*	-	-
Acquisition of treasury shares	(606,756)	*	-	-
Issuance of shares for cash	1,166,533	*	-	-
At December 31, 2023, shares issued and outstanding	63,566,376	6	48,399,922	5
Issuance of shares for exercise of share awards	1,840,345	*	-	-
Issuance of shares for cash	48,823,355	5	-	-
Issuance of shares in connection with the business combinations	19,587,130	2	-	-
Acquisition of treasury shares	(145,762)	*	-	-
Issuance of shares in connection with conversion of convertible notes	10,246,290	1	-	-
At December 31, 2024, shares issued and outstanding	143,917,734	14	48,399,922	5

*	Amount below US$1

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Retained earnings / (Accumulated deficit)

The Group’s retained earnings / (accumulated deficit) include the result of the Group’s operations for the years ended December 31, 2024, 2023, and 2022.

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

(ii)	All foreign exchange differences arising from the translation of the financial statements of foreign operations.
(iii)	The value of the conversion option of the equity component embedded in the convertible debt.
(iv)	The accumulated share-based payment expenses.
(v)	The amount of derivative liabilities reclassified due to de-recognition of the associated instruments.
(vi)	The amount of treasury shares cancelled.

Capital management

The Group’s primary objective in terms of managing capital is to:

•
safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurately with the level of risk.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group’s business and financial condition are highly correlated with the market price of cryptocurrencies. For the years ended December 31, 2024, 2023 and 2022, the Group’s revenue is substantially generated from cryptocurrency-related operations. The Group has adopted various measures to minimize the risk associated with the fluctuation in the market price of cryptocurrencies. In response to the market dynamics, the Group applied a flexible internal strategy for either converting of cryptocurrencies it obtains through its principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future.

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

The Group is not subject to externally imposed capital requirements.

23.	TAXATION

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The provisions for income taxes for the years ended December 31, 2024, 2023 and 2022 are summarized as follows:

	Years ended December 31,
In thousands of USD	2024	2023	2022
Current income tax (benefits) / expenses	3,672	11,825	(8,244)
Deferred income tax (benefits) / expenses	(6,115)	(6,140)	3,844
Total	(2,443)	5,685	(4,400)

The reconciliation between the income tax benefits / (expenses) calculated by applying the applicable tax rate of 17% to the profit / (loss) before income tax and the net income tax benefits / (expenses) as shown in the statements of operations and comprehensive income / (loss) for the years ended December 31, 2024, 2023 and 2022 is as follows.

	Years ended December 31,
	2024	2023	2022
Statutory income tax rate	17.00%	17.00%	17.00%
Effect of expenses not deductible for tax purpose	(14.70%)	(24.21%)	(22.71%)
Effect of income tax difference under different tax jurisdictions	(0.77%)	0.53%	(4.03%)
Effect of tax losses not recognized in deferred tax assets	(1.07%)	0.49%	0.75%
Prior year true-ups	(0.16%)	(5.06%)	16.05%
Effect of non-taxable income	0.05%	-	-
Others	0.06%	0.10%	(0.27%)
Total	0.41%	(11.15%)	6.79%

Deferred tax assets / (liabilities) as of December 31, 2024 and 2023 comprise the following:

	At December 31,
In thousands of USD	2024	2023
Deferred tax assets
Net operating losses	1	136
Share-based payments	3,925	3,573
Deferred revenue	4,184	4,184
Property, plant and equipment, intangible assets and right-of-use assets	2,520	1,120
Impairment charges	69	-
Total deferred tax assets	10,699	9,013
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	(4,479)	(8,022)
Deferred tax assets	6,220	991
Deferred tax liabilities
Property, plant and equipment and intangible assets	(21,093)	(9,642)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	4,479	8,022
Deferred tax liabilities	(16,614)	(1,620)

Net deferred tax liabilities	(10,394)	(629)

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The movements in the net deferred tax assets / (liabilities) during the years ended December 31, 2024, 2023 and 2022 are as follows:

In thousands of USD	January 1, 2024	Recognized in profit or loss	Acquired through the business combinations (Note 6)	December 31, 2024
Tax losses carried forward	136	(135)	-	1
Share-based payments	3,573	352	-	3,925
Deferred revenue	4,184	-	-	4,184
Property, plant and equipment, intangible assets and right-of-use assets	(8,522)	5,829	(15,880)	(18,573)
Impairment charges	-	69	-	69
Net deferred tax assets / (liabilities)	(629)	6,115	(15,880)	(10,394)

In thousands of USD	January 1, 2023	Recognized in profit or loss	December 31, 2023
Tax losses carried forward	4,324	(4,188)	136
Share-based payments	2,672	901	3,573
Deferred revenue	-	4,184	4,184
Property, plant and equipment, intangible assets and right-of-use assets	(13,765)	5,243	(8,522)
Net deferred tax assets / (liabilities)	(6,769)	6,140	(629)

In thousands of USD	January 1, 2022	Recognized in profit or loss	December 31, 2022
Tax losses carried forward	4,362	(38)	4,324
Share-based payments	-	2,672	2,672
Property, plant and equipment	(7,287)	(6,478)	(13,765)
Net deferred tax liabilities	(2,925)	(3,844)	(6,769)

The Group has not recognized deductible temporary differences and a portion of the tax loss carry forward because the criteria for recognition (i.e., the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:

Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
Singapore	59,689	Indefinitely
United States	19,272	Indefinitely
Hong Kong	4,775	Indefinitely
Bhutan	229	2027
Netherlands	14	Indefinitely
Thailand	4	2028
Total	83,983

24.	RELATED PARTY TRANSACTIONS

Compensation for key management and Board of Directors

	Years ended December 31,
In thousands of USD	2024	2023	2022
Salaries and other emoluments	9,064	8,986	11,969
Total	9,064	8,986	11,969

The following set forth the significant related party and the relationship with the Group:

Name of related parties	Relationship with the Group
Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of Matrixport Group and has significant influence over Matrixport Group.

Details of assets and liabilities with the related party are as follows:

	At December 31,
In thousands of USD	2024	2023
Due from a related party
- Trade receivables(1)	6,171	187
- Other receivables(1)	9,341	-
Total due from related party	15,512	187

Due to a related party
- Other payables(2)	8,747	33
Total due to a related party	8,747	33

Details of transactions with the related party are as follows:

	Years ended December 31,
In thousands of USD	2024	2023	2022
- Provide service to a related party(1)	18,715	754	3,076
- Sales of goods to a related party	41	-	-
- Receive service from a related party	182	228	425
- Interest earned from a related party	-	-	1,499
- Return of wealth management products from a related party	-	-	283
- Loss on disposal of business to a related party	-	74	-
- Changes in fair value of financial assets at fair value through profit or loss	1,920	3,527	(952)

(1)	Mainly related to the hosting service provided by the Group.

(2)	Other payables represent the deposit received related to the hosting service provided and the accrued service expense related to the custody and other services provided by the related party.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 During the years ended December 31, 2024, 2023 and 2022, substantially all of the Group’s cryptocurrencies were held in custody by Matrixport Group, and the Group’s disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to Matrixport Group.

In July 2022, the Group signed an agreement with Matrixport Group, which is the general partner of a limited partnership set up by the Matrixport Group, to subscribe a limited partner interest in the limited partnership and the capital commitment is US$20 million. The Group does not have control or significant influence over the limited partnership. The capital contribution made by the Group to the limited partnership is US$17.3 million. See Note 11.

During the year ended December 31, 2022, the Group made non-secured lending to, and purchased non-principal guaranteed wealth management products from Matrixport Group in cryptocurrencies. The Group did not incur such transactions during the years ended December 31, 2024 and 2023. The summary of transactions is as follows:

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

The Group purchased two types of wealth management products during the year ended December 31, 2022. Wealth management product type A represents the Group’s units of interest in the underlying cryptocurrency trading account and the value of the units is based on the performance of the trading account. The Group has the right to redeem the units with Matrixport Group based on the value on the redemption date during certain days of each month. See Note 2(i) regarding the accounting policy for cryptocurrency-denoted wealth management products.

Wealth management product type B represents the Group’s variable-interest cryptocurrency deposit at Matrixport Group. The deposit is not protected by any deposit insurance scheme and non-secured, and the Group may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Group receives the same type of cryptocurrency in the same quantity in principal plus additional interest returns. The deposit can be withdrawn on demand and is generally delivered to the Group within 72 hours. The nature of the wealth management product type B is, in essence, a cryptocurrency lending arrangement. See Note 2(i) regarding the accounting policy for cryptocurrency lending arrangements.

As of December 31, 2022, corresponding to the above transactions, the balances of receivables settled in cryptocurrencies and embedded derivative were both nil. The change in fair value of the cryptocurrencies lent or invested, and the embedded derivative relating to the wealth management product type A are immaterial as the arrangements are short term in nature and the quoted prices of USDT and USDC are relatively stable.

To facilitate the lending and wealth management products purchases, the Group purchased the aforementioned cryptocurrencies using approximately US$286.0 million during the year ended December 31, 2022. The total receipts from the collection of lending and redemption of wealth management products were disposed of by the Group for approximately US$302.2 million during the year ended December 31, 2022.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings / (loss) per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares outstanding for the years ended December 31, 2024, 2023 and 2022.

Diluted earnings / (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

As the Group incurred losses for the years ended December 31, 2024, 2023 and 2022, the potential ordinary shares related to: (i) the outstanding share awards exercisable into approximately 13.9 million, 11.7 million and 10.4 million ordinary shares; (ii) the promissory note convertible into approximately 2.0 million, 3.1 million and 4.1 million ordinary shares; (iii) share options issued in connection with the Norway Acquisition exercisable into approximately 0.4 million, nil and nil ordinary shares; (iv) the Tether Warrant exercisable into approximately 5.2 million, nil and nil ordinary shares; (v) the August and November 2024 convertible senior notes convertible into approximately 36.5 million, nil and nil ordinary shares respectively, were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive.

The following reflects the loss and share data used in the basic and diluted loss per ordinary share computations:

	Years ended December 31,
In thousands of USD, except for the per share data	2024	2023	2022
Loss attributable to ordinary equity shareholders of the Group	(599,151)	(56,656)	(60,366)
Weighted average number of ordinary shares outstanding (thousand shares)	137,426	110,494	108,681
Basic and diluted loss per share (In USD)	(4.36)	(0.51)	(0.56)

Each Class A ordinary share carries 1 vote and each Class V ordinary share carries 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of the shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities are as follows:
	Years ended December 31,
In thousands of USD	2024	2023	2022
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Operating lease right-of-use assets and leasehold land obtained in exchange for operating lease liabilities	23,197	4,492	7,270
Operating lease right-of-use assets resulted from lease modification	-	646	-
Settlement of pre-existing debtor relationship in the business combination	10,061	2,607	-
Payment for purchase of mining rigs in form of cryptocurrencies	-	-	4,805
Lending made to related party in form of cryptocurrencies	-	-	150,025
Collection of lending from related party in form of cryptocurrencies	-	-	151,525
Purchase of wealth management products using cryptocurrencies	-	-	149,972
Redemption of wealth management products in form of cryptocurrencies	-	-	150,268
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	18,355	8,205	-
Prepayments realized as additions to property, plant and equipment	9,058	-	-
Transfer of inventory to mining rigs	16,655	-	-
Receivable on the proceeds from issuance of ordinary shares	-	23	-
Cancellation of repurchased treasury shares	2,604	-	-
Prepayment utilized for repurchase of ordinary share	309	-	-
Transaction cost-related liabilities assumed in connection with the issuance of the convertible senior notes	1,132	-	-
Issuance of senior secured notes, Class A ordinary shares and share options in connection with the Norway Acquisition (Note 6(b))	17,952	-	-
Issuance of Class A ordinary shares and share options in connection with the FreeChain Acquisition (Note 6(c))	76,990	-	-
Issuance of Class A ordinary shares in connection with conversion of convertible notes	111,495	-	-

27.	SUBSEQUENT EVENTS

In January 2025, the Group executed a financing facility of US$17.0 million with a commercial bank. During the period from January 1, 2025 to April 21, 2025, the Group had withdrawn the full amount. The facility is unsecured, bears interest at a rate of 10.22% per annum, and is due on September 5, 2025.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
During the period from January 1, 2025 to April 21, 2025, the Group granted a total of approximately 0.9 million share awards to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$0.01 to US$21.67 per share. The share awards vest up to five years, and the recipient shall continue to provide services to the Group by each vesting date. The share awards expire on the tenth anniversary from the date of grant.

In February 2025, the Group entered into a purchase and sale agreement with Alberta Limited to purchase 100% ownership of a series of assets related to a 101MW natural gas-fired power development project for a total consideration of approximately US$21.7 million. As of April 21, 2025, the transaction is still in the process of being finalized.

In February 2025, the Group repurchase 790,000 Class A ordinary shares under 2024 Share Repurchase Program for consideration of US$9.1 million.

In February 2025, the board of directors of the Group approved a share purchase program (the “2025 Share Repurchase Program”) under which the Group may repurchase up to US$20.0 million worth of the Group’s Class A ordinary shares, effective from February 28, 2025 through February 28, 2026. By the end of April 21, 2025, the Group repurchase 1,056,500 Class A ordinary shares under 2025 Share Repurchase Program for consideration of US$12.0 million.

In February 2025, holders of the August 2024 convertible senior notes converted aggregate principal amount of US$2,000 for issuance of 247 Class A ordinary shares.

In April 2025, the Group entered into a loan agreement with Matrixport Group for a financing facility of up to US$200.0 million. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate. Each drawdown is repayable in fixed monthly installments over a 24-month term and is secured by a pledge of SEALMINER, maintained based on a loan-to-value ratio. As of April 21, 2025, the Group drew down US$43.0 million under the facility.

During the period from January 1, 2025 to April 21, 2025, the Group newly issued 6,076,388 Class A ordinary shares with net proceeds of US$118.8 million.

There were no other material subsequent events during the period from December 31, 2024 to the approval date of this consolidated financial statements on April 21, 2025.