Form 20-F
period 2025-12-31
Bitdeer Technologies Group
filed 2026-04-30
CIK 1899123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 235,552,084 outstanding ordinary shares as of December 31, 2025 (excluding 3,364,711 Class A ordinary shares that have been repurchased but not cancelled and 7,258,176 Class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans), including 191,152,162 Class A ordinary shares and 44,399,922 Class V ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

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

TABLE OF CONTENTS
continued

INTRODUCTION

Frequently Used Terms

In this annual report on Form 20-F (this “annual report”), unless the context otherwise requires, references to “this company,” “our company,” “Bitdeer,” “we,” “us,” or similar such references should be understood to be references to Bitdeer Technologies Group and its subsidiaries. When this annual report refers to “Bitdeer,” “we,” “us,” or similar such references in the context of discussing Bitdeer’s business or other affairs prior to the consummation of the business combination (the “Business Combination”) between us and Blue Safari Group Acquisition Corp. on April 13, 2023, it refers to the business of Bitdeer Technologies Holding Company and its subsidiaries. Following the date of consummation of the Business Combination, references to “Bitdeer,” “we,” “us,” or similar such references should be understood to refer to Bitdeer Technologies Group and its subsidiaries.

Certain amounts and percentages that appear in this annual report may not sum due to rounding. Unless otherwise stated or unless the context otherwise requires, in this annual report:

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Class A ordinary shares” mean the Class A ordinary shares of a par value of US$0.0000001 each, in the authorized share capital of the Company.

“Class V ordinary shares” mean the Class V ordinary shares of a par value of US$0.0000001 each, in the authorized share capital of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Existing Convertible Notes” mean US$400,000,000 principal amount of 5.25% convertible senior notes due 2029 priced in November 2024, US$375,000,000 principal amount of 4.875% convertible senior notes due 2031 priced in June 2025, US$400,000,000 principal amount of 4.00% convertible senior notes due 2031 priced in November 2025, US$375,000,000 principal amount of 5.00% convertible senior notes due 2032 priced in February 2026.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FreeChain Acquisition” means our acquisition of 100% of the equity interest in FreeChain Inc., which closed on September 13, 2024.

“IFRS” means IFRS Accounting Standards as promulgated by the International Accounting Standards Board.

“Investment Company Act” or “1940 Act” means the Investment Company Act of 1940, as amended.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Nasdaq” means the Nasdaq Stock Market.

“Norway Acquisition” means our acquisition of 100% of the equity interest in Troll Housing AS and Tydal Data Center AS, which closed on April 15, 2024.

“ordinary shares” mean Class A ordinary shares and/or Class V ordinary shares (as appropriate).

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

“colocation” means the provision of physical space, power and cooling within a datacenter for customers to install and operate their own servers and computing equipment.

“EH/s” means exahash per second.

“GH/s” means gigahashes per second.

“GPU” means graphics processing unit.

“HPC” means high performance computing.

“J/GH” means joules/gigahash.

“J/TH” means joules/terahash.

“LLM(s)” means large language model(s).

“MW” means megawatt.

“PoC” means Proof-of-Capacity.

“PoS” means Proof-of-Stake.

“PoW” means Proof-of-Work.

“TH/s” means terahash per second.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	the price and volatility of Bitcoin and other cryptocurrencies;

●	our ability to maintain competitive positions in proprietary hash rate;

●	our ability to procure and/or manufacture application-specific integrated circuits (“ASICs”) and mining rigs at a lower cost;

●	our ability to expand datacenters or begin or complete any project that is “in the pipeline,” contracted or negotiated but not yet under active construction;

●	our ability to sell new and existing models of mining rigs;

●	our ability to develop and deploy new generations of mining rigs;

●	our ability to control electricity cost;

●	our ability to make effective judgments regarding pricing strategy and resource allocation;

●	our ability to upgrade and expand product offerings and to successfully develop our AI infrastructure and AI cloud business;

●	regulatory changes or actions that may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require us to cease certain or all operations;

●	the risks to our business of earthquakes, fires, floods, and other natural catastrophic events and interruptions by man-made issues such as strikes and terrorist attacks;

●	the volatility of the market price of our Class A ordinary shares, which could cause the value of your investment to decline;

●	the risk that an active trading market for our Class A ordinary shares may not be sustained;

●	our ability to maintain the listing of our Class A ordinary shares on Nasdaq;

●	the trading price of our securities, which has been and may continue to be volatile;

●	unexpected costs or expenses;

●	future issuances, sales or resales of our Class A ordinary shares;

●	our expectation regarding the use of proceeds from our financing activities;

●	our expectations regarding our cash runway;

●	general economic and business conditions in our markets; and

●	other risk factors discussed in the section entitled “Item 3. Key Information – D. Risk Factors” of this annual report.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This annual report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

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

Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

Risks Related to Our Business, Operations, Industry and Financial Condition

●	Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.

●	Delays in the expansion of existing datacenters, the conversion of mining datacenters to AI datacenters or the construction of new datacenters, as well as any significant cost overruns, could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

●	Our business is capital intensive, including in particular our mining operations and our growing AI infrastructure and AI cloud business. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

●	We may not be able to maintain our competitive position as cryptocurrency networks are witnessing increases in the total network hash rate.

●	Our ASIC and mining rig operations currently depend on supplies from a third-party foundry partner, and any failure to obtain sufficient foundry capacity from such third-party foundry partner would significantly delay the shipment of our products.

●	We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

●	The cryptocurrency industry has a limited operating history and we have limited experience operating AI infrastructure and AI cloud business, which makes it difficult to evaluate our business and future prospects.

●	As we expand our AI infrastructure and AI cloud business, issues in the development and use of AI may result in reputational or competitive harm or liability.

●	If we fail to succeed in the AI infrastructure and AI cloud business or other markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.

Risks Related to Cryptocurrencies

●	Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.

●	Any loss or destruction of a private key required to access our cryptocurrency is irreversible. We also may temporarily lose access to our cryptocurrencies.

●	The development of blockchain technology and cryptocurrency is in its early stage and any adverse development in the cryptocurrency or blockchain market could adversely affect our business and results of operations.

●	Adverse developments in the blockchain industry could lead to a decrease in the demand for hash rate products and hosting resources, which could have a material adverse effect on our business, financial condition and results of operations.

●	Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and the regulatory landscape governing digital asset exchanges is rapidly evolving, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Risks Related to Regulatory Compliance and Other Legal Matters

●	We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

●	The regulatory landscape for AI is developing rapidly across the jurisdictions in which we operate, and evolving compliance obligations could increase our costs and affect our operations.

●	The nature of our business requires the application of complex financial accounting rules. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

●	As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

●	Our mining and AI datacenter operations are energy-intensive, which may restrict the geographic locations of our operations, give rise to community opposition and have a negative environmental impact.

Risks Related to Our Securities

●	We may issue additional Class A ordinary shares or other equity or convertible debt securities without approval of the holders of Class A ordinary shares, which would dilute existing ownership interests and may depress the market price of Class A ordinary shares.

●	The dual-class structure of our ordinary shares may adversely affect the price and liquidity of Class A ordinary shares.

●	Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.

●	Volatility in the price of Class A ordinary shares could subject us to further securities class action litigation.

Risks Related to Taxation

●	We are subject to tax risks related to our multinational operations.

●	Future changes to tax laws could materially and adversely affect our company and reduce net returns to our shareholders.

●	Cryptocurrencies and transactions denominated in cryptocurrencies may be subject to further taxation in the future.

●	We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ordinary shares.

Risks Related to Our Business, Operations, Industry and Financial Condition

Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.

Our ability to generate economic benefits (i.e., positive cash flow or profits) from Bitcoin mining is directly affected by the market price of Bitcoin. The Bitcoin price may impact the use of our mining rigs. When the market price of Bitcoin drops below certain thresholds, the operation of existing mining rigs may not be economically beneficial for us. In addition, the depreciation and impairment potential of our mining rigs may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies.

Overall, the Bitcoin price has been significantly volatile and may remain so. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in the Bitcoin price. More recently, the approval of spot Bitcoin exchange-traded funds by the SEC in January 2024 initially drove substantial price appreciation, with Bitcoin reaching new all-time highs in late 2024 and 2025, but this was followed by a sharp correction, with Bitcoin declining by more than 50% from its October 2025 high to its February 2026 low, driven in part by macroeconomic uncertainty, shifting regulatory expectations and broader risk-off sentiment in global markets. Factors that contribute to Bitcoin price volatility generally include, but are not limited to, market sentiment, macroeconomic conditions, the utility of Bitcoin, regulatory developments and idiosyncratic events such as exchange outages or social media activity, some of which are beyond our control. In addition, the April 2024 halving event, which reduced the block reward from 6.25 to 3.125 Bitcoins, has further compressed mining economics and heightened sensitivity to Bitcoin price movements. Furthermore, individuals, companies or groups, as well as Bitcoin exchanges that hold substantial amounts of Bitcoins, can affect the market price of Bitcoin. While mining equipment production and mining pool locations are becoming centralized, the suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect Bitcoin price. This in turn could adversely affect the market demand for our services, products and business.

Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition across multiple business lines. With respect to our self-mining business, a decline in Bitcoin prices would directly reduce the profitability of our mining operations, as mining rewards would be worth less while operating costs, such as electricity and equipment maintenance, remain relatively fixed. With respect to our cloud hash rate and hosting businesses, there is no assurance that the Bitcoin price will remain high enough to sustain customer demand for these services. With respect to our sale of mining rigs and accessories business, a decline in Bitcoin prices typically reduces demand for new mining rigs, as lower mining profitability causes miners to postpone equipment purchases. For example, we have experienced instances where, when Bitcoin prices declined, certain customers requested to delay their final payment for SEALMINERs and requested alternative purchase options for future generations of SEALMINER machines. While our cloud hash rate and hosting businesses may partially offset the impact of short-term Bitcoin price fluctuations on our self-mining revenue, there is no assurance that revenue from these business lines will be sufficient to compensate for a sustained decline in Bitcoin prices. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of our Class A ordinary shares.

Additionally, our policy on holding or disposing of mined cryptocurrencies plays a key role in managing our exposure to market fluctuations. If we choose to hold cryptocurrencies for a period of time, extreme market conditions and significant price declines may compel us to sell at unfavorable prices, resulting in disposal losses. Conversely, if we elect not to sell during a period of depressed prices and instead hold our cryptocurrencies in anticipation of a market recovery, we may incur impairment losses and potentially face liquidity constraints. In the conduct of our self-mining business, we strategically manage our cryptocurrency holdings based on prevailing market conditions, liquidity needs and risk exposure, but there is no assurance that these decisions will be optimal or that we will not experience material losses as a result of cryptocurrency price movements.

Delays in the expansion of existing datacenters, the conversion of mining datacenters to AI datacenters or the construction of new datacenters, as well as any significant cost overruns, could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

The daily operations of all our business lines require the support of our datacenters, with highly specialized infrastructure and considerable, reliable power in order to compete effectively. We intend to increase our mining capacity and increase substantially the number of mining rigs we operate, while simultaneously expanding and converting datacenter capacity to support our growing AI infrastructure and AI cloud business. AI datacenter operations involve additional infrastructure requirements beyond those of cryptocurrency mining, including higher power density, advanced cooling systems, enhanced network connectivity and the procurement and installation of specialized GPU hardware. We plan to expand our existing datacenters or obtain suitable land to build new datacenters, and in certain cases convert existing mining datacenter capacity for our AI infrastructure and AI cloud business. We may face challenges in obtaining suitable land or securing the requisite power capacity, as we need to work closely with local power suppliers and local governments of the places where our proposed facilities are located. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact our construction or conversion timelines and budget or result in any new or converted facilities not being completed at all.

We plan to expand our footprints to more datacenters across the globe to increase our total capacity to approximately 3,003.5 MW, including 1,259.5 MW power supply in the pipeline, as of March 31, 2026. Such expansion and construction require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. For example, in November 2025 we experienced fire damage to approximately 26 MW of capacity at our Massillon, Ohio site, which resulted in a delay of the planned energization of such capacity to an expected energization date by the end of the third quarter of 2026.

We may also experience quality control issues as we implement any upgrades in our hosting and datacenter capacity through the installation and maintenance of chipsets, servers, GPUs and other AI infrastructure equipment, or through new cooling technologies such as immersion and hydro cooling. Our business will be negatively impacted if we are unable to run our mining and AI datacenter operations in a way that is technologically advanced, economically and energy-efficient and temperature controlled. If we are unsuccessful, we may damage our mining rigs, customer equipment or critical AI infrastructure components, and the profitability of our mining and AI infrastructure and AI cloud business could be adversely affected.

If we experience significant delays in the supply of power required to support any datacenter expansion or construction, the progress of such projects could deviate from our original plans, which could cause material and negative effects on our revenue growth, profitability and results of operations. Any material delay in completing these projects, or any substantial cost increases or quality issues in connection with these projects, could materially delay our ability to increase self-mining, deliver our hosting capacity, supply cloud hash rate, and provide our AI infrastructure and AI cloud services, cause us to incur penalties under hosting contracts, result in reduced order volume and materially adversely affect our business, financial condition and results of operations.

Our datacenters may be located on property that is not in compliance with applicable zoning or land use requirements and we may be ordered to relocate from that property.

Our datacenters are located in various jurisdictions around the world. Due to the evolving regulatory landscape in the jurisdictions in which we operate, the properties we lease or own may not remain in compliance with local zoning ordinances or land use regulations. If any of our datacenters are found to be in violation of applicable zoning or land use laws, the relevant authorities may order the demolition or relocation of the affected facilities. In that event, we would need to identify alternative properties and relocate our operations, which could be costly and time-consuming. Unless we are able to make timely alternative arrangements and power capacity, we may not be able to maintain continuity of our operations or fulfill customer commitments, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is capital intensive, including in particular our mining operations and our growing AI infrastructure and AI cloud business. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

The costs of constructing, developing, operating and maintaining cryptocurrency mining and hosting facilities, and owning and operating a large fleet of the latest generation mining equipment, including the development and research of our latest generation of SEALMINER mining rigs, are substantial. The capital requirements for our AI infrastructure and AI cloud business are also significant, as AI datacenter construction and conversion, together with the procurement of GPUs and other specialized hardware, require substantial upfront investment and may involve longer payback periods than our mining operations. Our operations may require additional capital or financing from time to time in order to achieve further growth, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future may be subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. We may face higher capital acquisition costs if Bitcoin price declines, as this may negatively impact our share price and increase our cost of financing. In addition, the crypto asset markets have experienced periods of extreme price volatility and significant disruption, which may undermine investors’ confidence in the digital assets markets and make it more difficult for us to obtain equity or debt financing on favorable terms. Our ability to secure financing for our AI infrastructure investments may also depend in part on our ability to secure committed customer contracts on commercially acceptable terms. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our Class A ordinary shares.

In November 2024, we priced US$400,000,000 principal amount of 5.25% convertible senior notes due 2029 in a private placement to qualified institutional buyers (the “November 2024 Convertible Notes”). In June 2025, we priced US$375,000,000 principal amount of 4.875% convertible senior notes due 2031 in a private placement to qualified institutional buyers (the “June 2025 Convertible Notes”). In November 2025, we priced US$400,000,000 principal amount of 4.00% convertible senior notes due 2031 in a private placement to qualified institutional buyers (the “November 2025 Convertible Notes”). In the same month, we completed a registered direct offering of 10,661,140 of our Class A ordinary shares at a price of US$13.94 per share (the “2025 Equity Offering”). We used the net proceeds from the 2025 Equity Offering, together with a portion of the net proceeds from the November 2025 Convertible Notes, to fund certain note repurchase transactions with respect to US$200.0 million aggregate principal amount of the November 2024 Convertible Notes. In February 2026, we priced US$375,000,000 principal amount of 5.00% convertible senior notes due 2032 in a private placement to qualified institutional buyers (the “February 2026 Convertible Notes”). In the same month, we completed a registered direct offering of 5,503,030 of our Class A ordinary shares at a price of US$7.94 per share (the “2026 Equity Offering”). We used the net proceeds from the 2026 Equity Offering, together with a portion of the net proceeds from the February 2026 Convertible Notes, to repurchase for cash US$135.0 million aggregate principal amount of the November 2024 Convertible Notes.

We may not be able to maintain our competitive position as cryptocurrency networks are witnessing increases in the total network hash rate.

As the relative market price of a cryptocurrency, such as Bitcoin, increases, more companies are encouraged to mine for that cryptocurrency and as more mining rigs are added to the network, its total hash rate increases. In order for us to maintain our competitive position under such circumstances, we must increase our total hash rate by deploying more mining rigs, including new mining rigs with higher hash rates. There are currently only a few companies capable of producing a sufficient number of mining rigs with adequate quality to address the increased demand. We have strategically prioritized investment in the research and development of our own mining rigs. However, if we are not able to produce our own mining rigs or to acquire and deploy additional mining rigs on a timely basis, our proportion of the overall network hash rate will decrease and we will have a lower chance of solving new blocks which will have an adverse effect on our business and results of operations. In addition, as we convert a portion of our datacenter power capacity to support our AI infrastructure and AI cloud business, the power available for mining operations may be further constrained, potentially limiting our ability to deploy additional mining rigs and expand our proprietary hash rate. Decisions to allocate datacenter capacity to our AI infrastructure and AI cloud business, while strategically important, may reduce our ability to grow our mining hash rate at the same pace as the overall network, which could result in a decline in our share of mining rewards over time.

We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results.

We had negative cash flows from operating activities in the amount of US$271.8 million, US$622.1 million and US$1,738.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. While we earned a net profit of US$65.6 million for the year ended December 31, 2025, we have generated negative cash flow from operating activities in each of the last three years and incurred a net loss of US$56.7 million, US$599.2 million for the years ended December 31, 2023 and 2024, respectively. There is no assurance that we will be able to sustain profitability, generate positive cash flow from operating activities or maintain our current level of financial performance in future periods. We will need to generate and sustain increased revenue and manage our cost structure effectively in order to maintain profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. Our ability to sustain profitability and generate positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to operate and expand our business and manage our services mix, and our ability to secure favorable commercial terms from suppliers.

We have experienced and may experience in the future hash rate loss during our operations due to factors beyond our control.

We generate hash rate through operating our mining datacenters. To efficiently increase hash rate under management (i.e., proprietary hash rate and hosting hash rate), our efforts include constructing and expanding mining datacenters in prime locations globally, purchasing the latest mining rig models, developing and manufacturing mining rigs, and continually optimizing operational efficiency of our mining datacenters and mining rigs. However, hash rate generation is affected by factors beyond our control, including temperature, humidity, mining rig quality, the depreciation and deterioration of mining rigs, the location of our mining rigs globally, spare parts supply quality, quantity and timeliness, sudden surge in power price or sudden power outage, maintenance team members’ lack of experience, labor disputes, cyberattack or other reasons. In the future, we expect the risks of hash rate loss will remain, which may affect our business and results of operations.

We are subject to risks associated with our need for significant electric power and the limited availability of power resources, which could have a material adverse effect on our business, financial condition and results of operations.

Our business requires a significant amount of electric power. The costs of electric power account for a significant portion of our cost of revenue. We require a significant electric power supply to conduct our mining activity and power our datacenters, to produce cloud hash rate and to provide hosting, AI infrastructure and AI cloud services such as powering and cooling our and our customers’ servers and network equipment and operating critical infrastructure.

There has been a substantial increase in the demand for electricity for cryptocurrency mining as well as for AI datacenters, and this has had varying impacts on local electricity supply. Additionally, we currently rely on renewable sources of power and may increase our reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures. In certain emerging markets where power infrastructure is less developed and more susceptible to disruption than in more developed markets, we may be dependent on local power generation assets, such as hydroelectric facilities, whose availability and capacity may be affected by seasonal variability, climate conditions, infrastructure investment decisions by local authorities, or changes in government energy policy. In addition, AI-related operations generally require higher power capacity per unit of datacenter space, higher power density and more stable and continuous electricity supply than cryptocurrency mining operations. Mining workloads can be throttled, paused or relocated with relatively limited operational or contractual consequences, whereas our AI infrastructure and AI cloud customers typically require guaranteed uptime and contracted service levels, making power interruptions more difficult to manage and potentially exposing us to contractual penalties or customer attrition. These dynamics may heighten our overall sensitivity to the power supply and cost risks described below.

The amount of power required by us and our customers will increase commensurately with the demand for our products and services and our expansion of AI datacenter capacity. Should our operations require more electricity than can be supplied in the areas where our datacenters are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain large load users such as us. If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Although we aim to build and operate energy efficient facilities, there can be no assurance such facilities will be able to deliver sufficient power to meet the growing needs of our business. In addition, electricity costs may be affected by fluctuations in the prices of underlying energy commodities, including oil and natural gas, which can influence the cost of power generation and transmission. Sustained increases in commodity prices could result in higher electricity costs for our operations, adversely affecting our cost of revenue and results of operations.

Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners and datacenter operators. These interventions can be either negative or be intended to be beneficial to datacenter operators, but in any event cause uncertainty. The U.S. Department of the Treasury has proposed imposing a phased 30% excise tax on electricity used by digital asset miners, applicable to both grid-connected and off-grid operations. Governments or government regulators may also increase the cost of electricity, including through taxation, or restrict or prohibit electricity suppliers from providing electricity to businesses like us, particularly in times of electricity shortage. In contrast, in October 2025, the U.S. Department of Energy directed the Federal Energy Regulatory Commission (FERC) to initiate a rulemaking proceeding to accelerate the interconnection of large loads, including datacenters, to the interstate transmission system. In December 2025, FERC issued an order directing one of the U.S.’ regional transmission operators to develop new rules for the co-location of datacenters and other large loads at power plants, with compliance filings due in early 2026. These and future regulatory developments may affect the availability, cost and terms of electricity supply for both our mining and AI datacenter operations. In the event government regulators impose bans or restrictions on the supply of electricity to mining or AI datacenter operations in jurisdictions in which we operate, we will not be able to continue our operations in such jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, our cryptocurrency mining rigs and AI datacenter infrastructure would be materially adversely affected by a power outage. Energy costs and availability are vulnerable to risks of outages and power grid damage as a result of inclement weather, animal incursion, sabotage and other events beyond our control. It is not practical or economical for our mining operations to run on backup generators given the significant energy consumption involved. While our AI datacenters are expected to be equipped with backup power systems to maintain service continuity, such systems may not be sufficient to sustain full operations during prolonged outages. As such, in the event of a power outage, whether caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance, our mining operations would likely be forced to cease and our AI datacenter operations may experience service interruptions even where backup power is available. Any system downtime resulting from insufficient power resources or power outages could have a material adverse effect on our business, financial condition and results of operations.

We have broad discretion regarding pricing strategy and resource allocation and may exercise related business judgments in a way that you may not agree with. Such judgments may not achieve the best possible outcome for our business operations.

Our business operations involve constant and important decision-making regarding the pricing of our services and allocation of resources. We take into account our estimates of market trends when determining pricing strategies. To achieve profitability in the long run, we may offer a lower price in order to acquire and retain new customers, even if this pricing does not allow us to maximize our short-term revenue. We have to decide the allocation of our resources between our AI infrastructure and AI cloud business and our cryptocurrency mining businesses, and within our cryptocurrency mining business, divide our proprietary hash rate between “self-mining” (and between the various cryptocurrencies we are able to self-mine) and “cloud hash rate” as well as the allocation of mining datacenter capacity among “self-mining,” “cloud hash rate” and “hosting.” While allocating more mining resources to “cloud hash rate” and “hosting” services may facilitate cash payback and mining datacenter expansion while lowering risk exposure associated with Bitcoin price volatility, we have to forgo appreciation potential to some extent as we could earn more Bitcoins by allocating the same mining resources to “self-mining,” and vice versa. As we develop proprietary ASIC technology, our decision-making has expanded beyond resource allocation to include ASIC research, design, mining rig production, and infrastructure scalability.

We spend great efforts in making these business decisions in our best interest, taking into account the pace and timing of our datacenter conversions for AI cloud and colocation use, the demand for our AI infrastructure and AI cloud services, Bitcoin price, our ability to secure GPU supply and AI customer contracts, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining rigs or expanding datacenters at low cost, among other factors. However, we cannot guarantee that our decisions will generate the most revenue or offer the strongest downside protection for us. If we cannot accurately estimate any of the aforementioned factors upon which we base our business decisions, our contract pricing and resource allocation could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our solutions and services and material adverse effect on our results of operations.

We operate in highly competitive industries for cryptocurrency mining, AI infrastructure and AI cloud, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known worldwide players, and we face competitors that are larger than ourselves and have advantages over ourselves in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense. Some of our competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of mining rigs, AI compute capacity, hosting services, or cloud hash rate, in the market may cause us to reduce the prices of our services and also negatively affect the demand for our services or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition, and results of operations may be materially and adversely affected.

In particular, in our AI infrastructure and AI cloud business we face intense competition from established hyperscale cloud providers and other infrastructure companies that have substantially greater financial, technical and marketing resources than we do. These competitors may be able to offer services at lower prices, invest more heavily in research and development, and respond more quickly to new technologies and customer requirements. In addition, specialized AI cloud infrastructure providers have raised significant capital and entered into large-scale, multi-year committed contracts with leading AI companies, enabling them to scale operations rapidly. Some of these providers have established deep relationships with GPU suppliers and have invested heavily in proprietary software platforms for orchestration, monitoring and workload management. Our relatively early stage in the AI cloud market means we may face challenges in securing comparable customer commitments and supplier relationships, and we may need to invest substantially more capital than currently anticipated to compete effectively. Furthermore, the AI industries are evolving rapidly, with frequent advances in GPU architectures, networking technologies, cooling solutions and software frameworks. Our current investments in GPU infrastructure, including deployments of NVIDIA H100, H200, B200 and GB200 NVL72 systems, may become less competitive as newer and more efficient hardware becomes available. If we are unable to upgrade our infrastructure in a timely and cost-effective manner, or if our services and solutions prove to be less attractive to customers than those of our competitors, our AI infrastructure and AI cloud business could be materially and adversely affected.

The average selling prices of our solutions, products and services may fluctuate from time to time due to technological advancement, shifting market trends, macroeconomic conditions, and changes in investor sentiment, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.

The industries in which we operate are characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which may translate to fluctuations in the average selling prices of products or services over time. Additionally, broader macroeconomic conditions and shifts in market sentiment toward digital assets and AI infrastructure can significantly influence the demand for our products and services, affecting their pricing dynamics. Market downturns, increased competition, or negative sentiment toward cryptocurrencies could drive down the average selling prices of our mining rigs, cloud hash rate services and hosting solutions. For our AI infrastructure and AI cloud business, the rapid pace of GPU hardware evolution, the entry of new competitors with significant capital resources and the potential for oversupply of AI compute capacity in the market could similarly exert downward pressure on the pricing of our offerings. Because we compete in an environment of rapidly evolving technology and volatile market trends across both our cryptocurrency and AI infrastructure and AI cloud businesses, there is no assurance that we will be able to pass on any decrease in average selling prices of our services and products to our suppliers in a timely manner or at all. In the event that average selling prices of our services or products unusually or significantly decrease, our gross profit margins may be materially and adversely affected.

We rely on a limited number of third-party electricity providers, mining pool operators, supply chain suppliers, datacenter construction contractors and GPU and AI hardware suppliers, and any negative incidents caused by actions taken by them that are outside of our control may adversely impact our business and results of operations.

To some extent, we currently rely on a single or a group of third-party suppliers and service providers to provide quality services and/or products to customers. Our brand and reputation may be harmed by actions taken by such third parties that are outside of our control. We currently contract with a single electricity supplier to support each of our datacenters in Texas, Tennessee, Washington and Ethiopia, respectively, and the power purchase arrangements with these single electricity suppliers often include monthly or quarterly termination provisions in favor of the suppliers, as well as termination provisions in the event of defaults. While we believe that alternative electricity suppliers are readily available in the market, transitioning to a new supplier may require additional costs and time, and any interruption in electricity supply could force us to curtail or suspend datacenter operations.

We also depend on certain suppliers for raw materials and supply chain services essential to the manufacturing of our mining rigs. The prices of raw materials and supply chain services are negotiated on an individual basis, and the agreements typically allow for termination upon either party’s uncured material breach, suspension of all or a substantial part of its business, deterioration of its financial position, or upon insolvency proceedings against either party. In addition, we utilize third-party mining pools to receive our cryptocurrency mining rewards. We have entered into agreements with mining pool operators who deliver cryptocurrency rewards to us and our customers in exchange for hash rate contributions. While we believe we can promptly access alternative mining pools given the competitiveness of the industry, we are dependent on the accuracy of a mining pool operator’s record keeping to determine our proportionate share of rewards. We have limited means of recourse if the proportion of the reward paid to us is incorrect. If we are unable to consistently obtain accurate proportionate rewards, we may experience reduced mining revenue, which would have an adverse effect on our business and results of operations.

We also rely on datacenter construction contractors for the buildout and expansion of our datacenters, as well as for the conversion of mining datacenters for AI cloud and colocation use. Any failure by our construction contractors to perform on time, within budget or to the required specifications could materially and adversely affect our business, financial condition and results of operations. Our AI infrastructure and AI cloud business also depends on a limited number of suppliers for critical infrastructure components, including GPUs and other specialized AI hardware. In particular, we rely on certain GPU suppliers and OEMs for the GPUs that power our AI cloud offerings. We procure these components through individual purchase orders, typically placed according to supplier-specified lead times, and we do not have long-term supply agreements that guarantee capacity, pricing or the continuation of any particular payment terms. As a result, our suppliers are not obligated to continue fulfilling our orders once a purchase order has been completed, and the prices we are charged could be increased on short notice. In addition, the global supply of advanced GPUs and other specialized AI hardware is relatively constrained, and any inability or delay by our suppliers in meeting our orders, whether due to competing commercial priorities, geopolitical factors, trade restrictions, capacity constraints or other disruptions, could impair our ability to procure the components we need. Because we generally order only what is required to fulfill existing business needs, even short delays from our suppliers could prevent us from delivering scheduled compute access to our customers and fulfilling our contractual obligations. If we are required to change suppliers, the transition could further disrupt our ability to serve customers. Any such disruption could result in loss of existing or potential customers, delayed revenue, or increased costs, which could adversely affect our margins and results of operations.

Despite the measures we have taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent they are unable to maintain their production facilities’ efficiency, supply sufficient products in a timely manner, or provide satisfactory products and services to us, which may be due to events beyond our or their control, we may suffer reputational damage. As of the date of this annual report, we have not experienced any such incidents that have had a material adverse impact on our business. However, as such incidents are beyond our control, there is no assurance that they will not occur in the future. If we are unable to effectively address these risks, our brand image, reputation and financial performance may be materially and adversely affected.

While we are developing and installing our own mining rigs as part of our plan to expand our self-mining business, our business may still be dependent on acquiring a sufficient number of cryptocurrency mining rigs from third party suppliers, which could have a material adverse effect on our business, financial condition and results of operations.

While we are developing and installing our own mining rigs based on our proprietary ASIC technology to expand our self-mining business and cloud hash rate operations, we may still rely on third-party suppliers for certain mining rigs. Additionally, our hosting service business is closely tied to the demand for hosting services and the broader cryptocurrency market, both of which are significantly influenced by the availability of new mining rigs at profitable prices and the trading price of Bitcoin.

The supply and pricing of cryptocurrency mining hardware fluctuate with Bitcoin price movements and overall market demand. If there is no sufficient supply of mining hardware at competitive prices, our ability to expand our hosting services for customers may be affected. Historically, surges in interest and demand for cryptocurrencies have led to shortages of mining hardware and price increases, limiting accessibility for miners. Furthermore, as more companies enter the mining industry, demand for mining rigs may continue to outpace supply, exacerbating equipment shortages. There are currently only a few manufacturers capable of producing high-quality mining rigs at scale, and there is no assurance that these suppliers will be able to meet future demand surges. If our hosting customers face difficulties obtaining new equipment or replacement components, this could materially impact the demand for our hosting services and related revenue streams. Additionally, we may have little or no recourse in the event that mining rig manufacturers or distributors default on their delivery commitments, further affecting our business operations. For risks related to our dependence on other third-party suppliers, see the section titled “—We rely on a limited number of third-party electricity providers, mining pool operators, supply chain suppliers, datacenter construction contractors and GPU and AI hardware suppliers, and any negative incidents caused by actions taken by them that are outside of our control may adversely impact our business and results of operations.”

Our ASIC and mining rig operations currently depend on supplies from a third-party foundry partner, and any failure to obtain sufficient foundry capacity from such third-party foundry partner would significantly delay the shipment of our products.

We do not own any integrated circuit (IC) fabrication facilities and outsource the fabrication process of our ICs to a third-party foundry partner. We have made significant purchases of raw materials to support our SEALMINER mining rig production in 2025, and expect to continue to make purchases going forward. As such, it is important for us to have a reliable relationship with our current foundry partner to ensure adequate product supply to respond to customer demand. As we rely on a single third-party foundry partner, we cannot guarantee that it will be able to meet our manufacturing requirements. The ability of our foundry partner to provide us with foundry services is limited by its technology migration, available capacity, existing obligations and global semiconductor supply.

In addition, we depend on our foundry partner to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If our foundry partner raises its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with them deteriorate, we may not be able to obtain the required capacity, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of our foundry partner that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, our foundry partner may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition. Currently, we rely on our foundry partner to produce the advanced process nodes used in our chips, which are designed for integration into our SEALMINER mining rigs. Any potential delays and variances in such foundry partner’s fulfillment of our orders, in addition to potential supply chain issues related to the ASIC and mining rig industry, including possible increases in the cost or reduced availability of component parts, could materially and adversely affect our performance.

The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020 and April 2024, the reward was further reduced to 6.25 Bitcoins and 3.125 Bitcoins. The next halving is expected to occur in 2028, at which time the reward will be reduced to 1.5625 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services and products of us. As of the date of this annual report, the largest portion of our revenue was generated from our self-mining business, which is associated with Bitcoin mining. We may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.

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

The difficulty of Bitcoin mining, or the amount of computational resource required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects our self-mining business and the demand for our Bitcoin mining related products and services including cloud hash rate and hosting. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed to the effect that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining rigs in operation. As a result, a strong growth in promotion of Bitcoin computing power supply services can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products and services. For a discussion of the impact of increasing network hash rate on our competitive position, see “—We may not be able to maintain our competitive position as cryptocurrency networks are witnessing increases in the total network hash rate.”

Rapid technological change and the inherent uncertainty of our research and development efforts could materially and adversely affect our business, financial condition and results of operations.

The industries in which we operate are characterized by rapid technological change, continual shifts in customer demands, frequent introductions of new products and solutions and the constant emergence of new industry standards and practices. Our success depends, in part, on our ability to respond to these changes in a cost-effective and timely manner. Advances in Bitcoin mining technology have led to increased demand for higher hash rate and power efficiency to address computational problems of increasing complexity. We have made significant investments in the research and development of our proprietary ASIC mining chips and SEALMINER mining rigs, and our ability to maintain and enhance the competitiveness of our self-mining business and sale of mining rigs and accessories business depends on the continued success of these development efforts. However, chip design and development involve long lead times, significant capital commitment and inherent technical uncertainty, and there is no assurance that our ASIC development efforts will achieve the expected performance, yield or commercial viability on the anticipated timeline, or at all. Similarly, our AI infrastructure and AI cloud business requires us to continuously evaluate emerging technologies, develop and integrate new infrastructure solutions and adapt our technical capabilities to support increasingly complex and diverse customer workloads. If we are unable to generate sufficient revenue or raise adequate capital to fund our research and development activities, our technologies may not keep pace with the latest developments, which could materially and adversely affect our results of operations.

Furthermore, research and development activities are inherently uncertain, and we may encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the rapid pace of technological development across the industries in which we operate, we may not be able to upgrade our technologies in an efficient and cost-effective manner, or at all, and new developments in computing power, computing energy consumption, blockchain technology or AI hardware and software could render our existing products and services obsolete or less attractive. If we are unable to keep pace with these technological developments and anticipate market trends, customers may no longer be attracted to our products and services, and our business, results of operations and financial condition could be materially and adversely affected.

Failure to keep our solutions and services up-to-date in line with the approximate level of market demand could cause us to lose sales, which could have a material adverse effect on our business, financial condition and results of operations.

In order to operate our business successfully and meet the demands and expectations of our customers, we must maintain a certain level of equipment, including but not limited to mining rigs and AI related equipment, to sustain large-scale service when required, as well as sufficient reserve equipment in preparation for potential outages or sudden service disruptions. This is particularly important for our AI infrastructure and AI cloud business, where AI cloud customers require high availability and low latency for their computing workloads, and colocation customers require reliable power and cooling for their own deployed equipment, and any prolonged service interruption could result in contractual penalties or loss of customer relationships. The AI cloud market is also evolving rapidly, with frequent advances in GPU architectures and cooling technologies. Our current deployments, including NVIDIA H100, H200, B200 and GB200 NVL72 systems, may need to be regularly upgraded or supplemented as customer requirements shift toward newer hardware generations in order to secure continued customer demand for our AI cloud services. Similarly, our colocation business requires us to maintain datacenter infrastructure that meets the evolving requirements of AI and high-performance computing customers, including high power density, advanced cooling systems and robust network connectivity. As customer deployments become increasingly power-intensive, our existing datacenter infrastructure may require significant capital investment to upgrade power distribution, cooling capacity and related systems. If our facilities are unable to meet the technical specifications required by prospective colocation tenants, we may be unable to attract or retain customers.

If we are unable to keep pace with these technological developments or commit capital to infrastructure upgrades in a timely manner, our service offerings may become less competitive. However, forecasts of customer demand and technology cycles are inherently uncertain. If our forecasted demand is lower than actual demand or our risk estimate is insufficient, we may not be able to provide our customers with sufficient products or satisfactory services in a timely manner, and we may lose sales and market share to our competitors; while if our forecasted demand is higher than actual demand, we could suffer from overcapacity or lower than expected revenue.

We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

We recorded total revenue of US$368.6 million, US$349.8 million and US$620.3 million for the years ended December 31, 2023, 2024 and 2025, respectively. While we achieved net profit of US$65.6 million for the year ended December 31, 2025, we incurred a net loss of US$56.7 million and US$599.2 million for the years ended December 31, 2023 and 2024, respectively. There is no assurance that we will be able to sustain profitability or grow our revenue in future periods if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans.

A key element of our growth strategy is the expansion of our business beyond cryptocurrency mining into AI infrastructure and AI cloud services. We are converting a portion of our existing mining datacenter capacity for AI and colocation use and simultaneously constructing new datacenter sites across multiple jurisdictions. These projects require substantial capital investment, coordination with local utilities and contractors, and the ability to secure power and interconnection capacity on commercially viable terms. Our AI infrastructure and AI cloud business, generating revenue of US$6.8 million for the year ended December 31, 2025, remains at an early stage, and there is no assurance that we will be able to scale it to a level that meaningfully contributes to our overall profitability.

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

Furthermore, it is difficult to forecast volatility in our business and accurately allocate resources, including hash rate, datacenter capacity, GPU compute, mining rigs and human capital, across our business lines to achieve the best results in the medium or long term. The allocation decisions between our mining operations and our AI infrastructure and AI cloud business involve inherent trade-offs, as datacenter capacity dedicated to AI infrastructure services is no longer available for mining, and vice versa. Our ability to generate profits and positive cash flow is correlated to both the current and future market prices of cryptocurrencies and, increasingly, to demand for AI infrastructure services. A decline in either, or a failure to accurately forecast demand dynamics across our business lines, could negatively impact our operations. In addition, we face risks associated with the expansion of our operations globally. See the section titled “We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.”

If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

The cryptocurrency industry has a limited operating history and we have limited experience operating AI infrastructure and AI cloud business, which makes it difficult to evaluate our business and future prospects.

The cryptocurrency mining industry itself is relatively new and continues to evolve rapidly, and our operating history is limited relative to companies in more established industries. Given the volatile nature of cryptocurrency markets, the evolving regulatory environment and the pace of technological change, our historical results may not be indicative of our future performance. It is difficult to evaluate our business and future prospects based on our and the industry’s limited operating history, and we may experience difficulty in accurately forecasting seasonality and volatility in our self-mining and other cryptocurrency-linked businesses and allocating resources across our business lines accordingly.

In addition, our AI infrastructure and AI cloud business is at an early stage of development, and we have a limited track record of operating AI infrastructure or providing cloud computing services. While we have significant experience in building and operating large-scale cryptocurrency mining datacenters, the technical requirements for AI workloads differ materially from those of mining operations, including with respect to power density, cooling specifications, network architecture, GPU procurement and management, and customer service expectations. Therefore, our ability to successfully convert existing mining datacenters to AI datacenters and to attract and retain customers for our AI infrastructure and AI cloud business depends on our ability to develop operational capabilities and technical expertise in areas where we have limited prior experience. If we are unable to develop these capabilities, or if the costs or timeline associated with our transition and customer acquisition exceed our expectations, our business, financial condition and results of operations could be materially and adversely affected.

As we expand our AI infrastructure and AI cloud business, issues in the development and use of AI may result in reputational or competitive harm or liability.

We provide AI cloud services that enable our customers to develop, train and deploy AI models, and colocation services that provide customers with dedicated datacenter capacity, power and cooling for their own computing equipment. Following the deployment of our NVIDIA DGX SuperPOD H100, H200 and B200 systems and the NVIDIA GB200 NVL72 system, we expect our AI infrastructure and AI cloud services will support an increasingly diverse set of customer workloads. However, as an infrastructure provider, we do not control the algorithms, datasets, training methodologies or outputs that our customers generate using our computing resources. Our customers’ AI applications may be flawed, rely on insufficient or biased datasets, or produce content that is inaccurate, offensive, illegal or otherwise harmful. For example, a customer could use our GPU compute resources to train a model that generates misleading content, infringes third-party intellectual property rights, or processes personal data in a manner that violates applicable privacy laws. Even where we have no direct involvement in the development or deployment of the underlying AI application, we could face reputational harm, regulatory scrutiny or legal liability by association, particularly as public and regulatory attention to AI safety and ethics continues to intensify.

In addition, our ability to monitor or restrict specific customer use cases may be limited by the nature of our services, and any measures we implement to screen or limit certain workloads could reduce the attractiveness of our services to potential customers. Managing the balance between responsible infrastructure provision and commercial flexibility will be an ongoing challenge as our AI infrastructure and AI cloud business grows.

If we fail to succeed in the AI infrastructure and AI cloud business or other markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.

We are developing our AI infrastructure and AI cloud business, where we offer advanced AI cloud capabilities, HPC services and colocation services to customers with high demand for AI and computing. This business is at an early stage of development, and we cannot predict how or to what extent the demand for our AI infrastructure and AI cloud services will develop. We have initiated the conversion of several of our existing mining datacenter sites, including facilities in Tydal, Norway, Knoxville, Tennessee and Wenatchee, Washington, into AI datacenters. These conversions involve significant capital expenditures, complex engineering and construction work, and the procurement of specialized equipment. There can be no assurance that we will be able to complete these conversions on the anticipated timeline or within the budgeted costs. Delays or cost overruns could materially and adversely affect our business, financial condition and results of operations.

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

We operate our business globally, with customers and suppliers located in various countries. As we continue to grow our business and expand our operations globally, we will continue to sell our products and services into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. Our global operation exposes us to a number of risks, including:

●	a limited customer base and limited sales and relationships with international customers;

●	difficulty in managing multinational operations;

●	competitors in global markets who have stronger ties with local customers and greater resources;

●	fluctuations in currency exchange rates;

●	challenges in providing customer products and services and support in these markets;

●	challenges in managing our sales force and implementing sales strategies effectively;

●	adverse impact of acquisitions and other strategic initiatives we undertake. For instance, we acquired Le Freeport in Singapore in 2022. Although Le Freeport is a small part of our business, any negative news or inappropriate use by tenants of our Le Freeport business, alleged or otherwise, may adversely affect our reputation and business. Additionally, we completed the Norway Acquisition and the FreeChain Acquisition in 2024 and obtained control over our Ethiopia datacenter in 2025, which further diversified our business portfolio. While these acquisitions are expected to create long-term synergies, they may also introduce integration challenges, regulatory risks, litigation risks, and unforeseen financial burdens;

●	unexpected transportation delays or interruptions or increases in international transportation costs;

●	difficulties in and costs of exporting products globally while complying with the different commercial, legal and regulatory requirements of the global markets in which we offer our products and services;

●	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions that may implicate cryptocurrency mining and other cryptocurrency activities, AI infrastructure and AI cloud;

●	difficulty in ensuring the compliance with the sanctions imposed by the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), the European Union, the United Nations Security Council, or the other competent authorities on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights in all the jurisdictions we operate in;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

●	changes in a specific country or region’s political or economic conditions or policies; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the worldwide populism trend that call for protectionism trade policy and potential international trade disputes, all of which could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our products and services and make us less competitive in such countries.

If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure of our solutions or services to meet the necessary quality standards could adversely affect our reputation, business and results of operation.

The quality of the products and services we are providing is critical to the success of our business and depends significantly on the effectiveness of our and our vendors’ quality control systems. In our efforts to quickly meet new market trends and demand and adopt new technologies, our products and services may not have adequate time to go through our normal rigorous testing procedures and final inspection, which could result in instances where our products and services cannot reach the required performance standard, or our products and services are found to be defective or significantly unsatisfying. These instances could result in our customers suffering losses. Defects detected before products and services performance to our customers may result in additional costs for remediation and rework. Defects detected after the performance of our products and services may result in our incurring further costs relating to inspection, installation or remediation, which may result in damages to our reputation, loss of customers, government fines and disputes and litigation.

On the other hand, we may have to turn to less reputable suppliers if we cannot source adequate equipment or other supplies from our regular suppliers. Under such circumstances, the quality of the equipment may suffer and could cause performance issues in our products and services. Shortages of supplies could result in reduced or delayed production, increased costs and an inability to fulfill orders or provide timely services to customers. To the extent we are required to pay higher prices for products in short supply without being able to pass such costs to customers, our margins, customer relationships and profitability may be adversely affected. As a result, our business, results of operations and reputation could be materially and adversely affected.

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

We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency and AI industries, which could ultimately be resolved against us, requiring material future cash payments or charges, and accordingly impair our financial condition and results of operations.

The size, nature and complexity of our business make us susceptible to various claims, litigation and arbitration proceedings, regulatory actions and government investigations. We operate at the intersection of two industries that are subject to heightened and evolving regulatory scrutiny: cryptocurrency and AI infrastructure. Both sectors have attracted increasing attention from regulators, legislators and enforcement authorities in the United States and internationally, particularly following periods of volatility in the cryptocurrency market and amid growing public and governmental focus on the societal implications of AI.

With respect to our cryptocurrency-related operations, we believe that, since cryptocurrency mining and the digital asset industry generally are relatively new business sectors, we may be more likely to be subject to government investigation and regulatory scrutiny. The regulatory framework applicable to cryptocurrency mining, custody, lending and related activities continues to develop, and regulatory actions against participants in the digital asset ecosystem have increased in recent years.

With respect to our AI infrastructure and AI cloud business, the rapid growth of AI infrastructure has prompted legislative and regulatory proposals in the United States, the European Union and other jurisdictions that may affect providers of AI computing services. As the regulatory landscape for AI continues to evolve, we could become subject to new compliance obligations, enforcement actions or investigations relating to the use of our infrastructure by customers, data governance, energy consumption or other matters. The scope and applicability of these emerging regulatory frameworks to AI infrastructure providers, as distinct from AI developers and end users, remains uncertain, and our compliance costs could increase materially as these frameworks take shape.

Any claims, regulatory proceedings or litigation that arise in the course of our business, whether or not ultimately resolved in our favor, could result in significant legal expenses, diversion of management attention and resources, damage to our reputation, and unfavorable outcomes that require material cash payments or charges. Any of these could have a material adverse effect on our business, financial condition and results of operations.

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

As is typical in the cryptocurrency industry and AI infrastructure industry, we may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services.

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

As we expand our AI infrastructure and AI cloud business, we may face increased risks of patent disputes, trade secret claims and other intellectual property disputes in areas where we have a more limited operating history. AI datacenter and cloud infrastructure operations involve a broad range of technologies, including cooling and thermal management, power distribution, server integration, network interconnection, datacenter infrastructure design, software orchestration, model hosting and inference services, each of which may be subject to third-party intellectual property rights. The volume of patent filings and licensing activity in the AI infrastructure space has grown rapidly, and we may not be aware of all patents or other intellectual property rights that could be asserted against us. As our operations continue to grow in size, scale and complexity, the likelihood of us becoming involved in intellectual property related lawsuits and disputes to protect or defend our intellectual property rights and the use of third-party intellectual property rights will increase.

In addition, it is extremely difficult for us to monitor all of the patent applications that have been filed in the United States or in other countries or regions and whether, if such pending patents are granted, such patents would have a material and adverse effect on our business if our service offering were to infringe upon them. Other third parties may file claims against us or our customers alleging that our products and services, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

●	cease the use of the infringing equipment, processes or technologies;

●	stop providing products and services to certain geographic areas;

●	pay substantial damages for infringement;

●	expend significant resources to develop non-infringing processes, technologies or products;

●	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

●	cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

●	pay substantial damages to our customers due to disruption of products and services they subscribed to or replace the type of series with non-infringing equipment involved.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our design and technical personnel, could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in a large part, on the continued contributions of our senior management team, specifically Mr. Jihan Wu. In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the driver of our technological and product innovations, our research and development personnel represent a very significant asset. As the technology in the cryptocurrency and AI industries is advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

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

A party who is able to compromise the physical or digital security measures protecting our facilities and systems could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in financial loss.

As we expand our AI infrastructure and AI cloud business, we face additional and distinct security risks. Our AI cloud infrastructure hosts customer workloads that may involve proprietary training data, model weights and other commercially sensitive information. A breach resulting in the theft, corruption or unauthorized disclosure of such data could expose us and our customers to significant commercial harm, as these assets may constitute trade secrets or confidential business information of our customers. Our operations may also be vulnerable to distributed denial-of-service attacks, ransomware or other intrusions that could render our computing services unavailable, directly affecting customer training and inference tasks and potentially triggering penalties or termination rights under our service level agreements. In the event of a compromise, our GPU and other computing resources could be misappropriated for unauthorized purposes, including illicit cryptocurrency mining or use in cyberattacks, resulting in financial losses, degraded service performance and potential regulatory liability.

We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. In addition, a security breach involving customer data could trigger legal obligations under data protection and privacy laws in multiple jurisdictions in which we operate, potentially resulting in mandatory breach notifications, regulatory investigations, fines and civil liability. Any breaches that may occur, or assertions of alleged security breaches or systems failure made against us, whether true or not, could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to cybersecurity threats and hacks, including threats targeting our datacenters and AI infrastructure, which could have a material adverse effect on our business, financial condition and results of operations.

The threats to network and data security are increasingly diverse and sophisticated. Our operations encompass, among others, cryptocurrency mining, proprietary ASIC and mining rigs development, AI cloud and colocation offerings and datacenter management, each of which presents a distinct cybersecurity risk profile. Despite our efforts and processes to prevent breaches, our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information, in a loss of our cryptocurrencies, or in the compromise of customer workloads or data hosted on our AI cloud infrastructure, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

We may engage in acquisitions or strategic alliances in the future that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

We may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities, the incurrence of debt or increased exposure to litigation risks. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, and concerns over the aftermath of the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs. The Trump administration imposed a series of tariffs on imports, including those affecting technology and industrial goods, which have had ripple effects across global supply chains. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products and services and customer insolvencies, and counterparty failures negatively impacting our operations.

Enterprise spending on AI infrastructure is largely driven by expectations of future growth and return on investment, and a deterioration in economic conditions or a tightening of capital markets could cause our existing and prospective customers to delay, reduce or cancel their AI compute commitments. Revenue from our AI cloud business depends on customer demand for contracted compute capacity, which may decline during periods of economic uncertainty. In addition, many participants in the AI infrastructure market, including some of our customers, are venture-backed or early-stage companies that may be disproportionately affected by a reduction in the availability of growth capital. A global or regional economic downturn could also increase the cost or reduce the availability of financing for our own datacenter construction and expansion activities, which require substantial ongoing capital investment.

Any systemic economic or financial crisis could cause revenue across our business lines to decline and could materially and adversely affect our results of operations and financial condition.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

We have provided worldwide products and services to a number of countries outside of Singapore and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of Singapore. Further, we rely on certain global suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as mining rigs, GPUs and other AI infrastructure hardware, and datacenter construction equipment, which may be subject to trade restrictions, export controls or tariffs that could increase our costs or limit our ability to obtain necessary components for our operations. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products and services, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

We are subject to various laws and regulations pertaining to export controls, sanctions, import, and investment which can impact our business activities and subject us to liability for noncompliance.

Our global activities are subject to various export control, sanctions, import, and investment laws and regulations (collectively, “Trade Controls”), including those of Singapore, the United States, and other countries in which we conduct our business. Trade Controls may restrict our ability to export our products, provide services, source certain raw materials, components, equipment and tools (including mining rigs, GPUs and other AI infrastructure hardware, and datacenter construction equipment), engage in certain transactions, or receive certain investments. Changes to applicable Trade Controls, or trade treaties or tariffs, may impact our business activities, including with respect to our sales, supply chains, financial condition, and business reputation.

Compliance with Trade Controls can be time-and resource-intensive. Although we have policies and procedures in place to ensure compliance, we cannot guarantee full compliance therewith, or with applicable Trade Controls. Violations of these regimes can result in significant financial penalties, loss of licensing privileges (if any), other administrative penalties, reputational harm, and adverse business impact.

Our business and prospect may be negatively affected by changes in governmental policies including sanctions and export controls administered by other countries’ governments, including those imposed as a result of an increasing tense relationship of the political or economic relations among major economic groups and other geopolitical challenges. For example, on January 15, 2025, BIS issued an interim final rule, imposing controls on the manufacturing of certain advanced logic integrated circuits. This rule requires foundries and Outsourced Semiconductor Assembly and Test (OSAT) companies to implement enhanced due diligence procedures and establish a whitelist mechanism for chip design companies and OSAT companies. In addition, certain mining rigs may be subject to export controls due to components within them and the failure to obtain a license to ship mining rigs that are subject to export controls to certain jurisdictions or certain entities will restrict our sale of mining rigs in such jurisdictions, and have an adverse effect on our business and results of operations. Although we currently only operate our business in certain countries, there is no assurance that the governmental authorities may take certain possible measures or restrictions towards the products and services we are providing or will provide, which could result in an adverse impact on our business and prospect if we were not able to find substitute customer group with the same quality demand from other countries. Further, some of our customers may experience undue hardship in purchasing or furthering the business relationship with us as a result of the abnormal international trade relations, which could materially and adversely affect our business performance.

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

We are exposed to concentrated counterparty risk in connection with certain of our financing arrangements, which could have a material adverse effect on our business, financial condition and results of operations.

We have various ongoing financial arrangements with Matrix Finance and Technologies Holding Group and its subsidiaries (the “Matrixport Group,” which was rebranded as “BIT Group” in March 2026), a related party of our company, including collateralized loan facilities, short-term Bitcoin-denominated borrowings, a structured product agreement and cryptocurrency custody and trading services. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Recent Developments” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for details. These arrangements, together with our historical cryptocurrency lending and investment activities with BIT Group, expose us to concentrated counterparty risk. With respect to our borrowing arrangements with BIT Group, a default or operational disruption at BIT Group could result in the assignment of our loan obligations to third parties or disruption in the administration of our financing arrangements. With respect to our cryptocurrency custody, structured product and trading services arrangements, BIT Group may default on its obligation to return our cryptocurrencies or be unable to honor redemptions, settlements or withdrawals. However, there is no assurance that these risks will not materialize, and any counterparty default or market disruption could have a material adverse effect on our business, financial condition and results of operations.

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2024 and 2025, the balance of prepayments we made to our suppliers amounted to US$266.5 million and US$667.5 million, respectively. The amount of our prepayment can significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligation in a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such an event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on our business, financial condition and results of operations.

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other foreign governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to run our datacenter facilities.

The lack of consistent climate legislation creates uncertainty for our business lines. Both cryptocurrency mining and AI datacenter operations are energy intensive, and the growing public focus on the environmental impact of large-scale computing infrastructure makes our operations a potential target for future regulations. New laws could impose higher energy costs, require additional capital investments, mandate environmental monitoring, or impose other compliance burdens. For example, the Clean Cloud Act of 2025 would grant the U.S. Environmental Protection Agency and the U.S. Energy Information Administration authority to collect annual energy consumption data from both datacenters and cryptocurrency mining facilities. Any further enactment of laws or promulgations of regulations regarding greenhouse gas emissions or energy consumption by the United States, Norway, or any other jurisdiction in which we conduct business could have a material adverse effect on our business, financial condition or results of operations. For a discussion of the risks relating to the energy-intensive nature of our operations and potential community opposition, see the section titled “— Risks Related to Regulatory Compliance and Other Legal Matters — Our mining and AI datacenter operations are energy-intensive, which may restrict the geographic locations of our operations, give rise to community opposition and have a negative environmental impact.”

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenue from the sale of products and services and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2024 and 2025, our trade receivables amounted to US$9.6 million and US$31.4 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

Our contracts across our business lines are priced taking into account various factors specific to each service. For our cloud hash rate and hosting contracts, key pricing factors include the then-current Bitcoin price, network hash rate, purchase and manufacturing cost of mining rigs, estimated power consumption by our clients, along with other costs of products or services, as adjusted for actual costs. For our AI cloud services, pricing considerations include GPU and related equipment procurement and delivery, GPU depreciation costs, datacenter lease and construction costs, power and cooling expenses, expected utilization rates, contract duration and the competitive landscape for AI compute. For our colocation services, pricing considerations include power capacity and electricity costs, datacenter construction and maintenance costs, expected occupancy rates, contract duration and prevailing market rates for comparable datacenter capacity in relevant geographies.

Our ability to earn a profit on such contracts requires that we accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of generating sufficient hosting, AI infrastructure and AI cloud capacity within the contracted time period. Our pricing of hash rates may generate significantly lower income than we could have generated through using the same hash rates for self-mining, in particular during periods of high and volatile Bitcoin prices. Similarly, our AI cloud contracts are typically priced based on prevailing market conditions at the time of execution, and if market rates for GPU cloud computing increase significantly thereafter due to rising demand, we may be locked into contracts at prices that are below the then-prevailing market, resulting in lower profitability than expected by the market. Conversely, the pricing for our AI infrastructure and AI cloud services may prove insufficient to recover our capital expenditures on GPU hardware and datacenter infrastructure if customer demand or utilization falls short of expectations. We may also not be able to accurately forecast the outcome of selling our products and services at a particular price and the inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Cryptocurrencies

Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrencies, the determinations that we have made for how to account for cryptocurrencies transactions may be subject to change.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there have been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition. As such, there remains significant uncertainty on how companies can account for cryptocurrency transactions, cryptocurrencies, and related revenue. Uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

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

Blockchain is a voluntary open network that can be used by anyone with devices connected to the internet. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Because of such advantages, blockchain can be applied to various industries and activities, such as cryptocurrency, payment, financial services, Internet-of-Things (IoT), cloud computing and cybersecurity, among others. However, there can be no assurance of such acceptance in such industries or more broadly in society. There may not be strong market demand for our mining services as a key and important process during the application process of blockchain technology, and our prospects, business and results of operations can be materially and adversely affected.

Adverse developments in the blockchain industry could lead to a decrease in the demand for hash rate products and hosting resources, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks including those related to:

●	a decline in the adoption and use of Bitcoin and other similar cryptocurrencies within the technology industry or a decline in value of cryptocurrencies;

●	increased costs of complying with existing or new government regulations applicable to cryptocurrencies and other factors;

●	a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

●	a downturn in the market for the sale of our mining rigs, which could be caused by an oversupply of or reduced demand for cryptocurrency mining rigs;

●	any transition by our customers of blockchain hosting from third-party providers like us to customer-owned and operated facilities;

●	the rapid development of new technologies or the adoption of new industry standards that render us or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or their becoming insolvent;

●	a slowdown in the growth of the internet generally as a medium for commerce and communication;

●	availability of an adequate supply of new generation cryptocurrency mining equipment to enable us to mine cryptocurrencies at scale and for customers who want to purchase hash rate from us or host with us to be able to do so; and

●	the degree of difficulty in mining cryptocurrencies and the trading price of such assets.

Additionally, Bitcoin, a mainstream cryptocurrency based upon blockchain technology, was first introduced in 2008 and is generally regarded as the first application of blockchain technology. The Bitcoin network and its surrounding ecosystem is still in a relatively early development stage. Cryptocurrencies have only recently become selectively accepted as a means of payment for goods and services by many industries, and use of cryptocurrency by consumers to pay in such industries remains limited. In addition, there may be some jurisdictions that restrict the use of Bitcoins and other cryptocurrencies as a medium of exchange and the conversion between cryptocurrencies and fiat currencies. There is no assurance that usage of cryptocurrencies, in particular Bitcoins, will continue to grow. As our business focuses on proprietary cryptocurrency mining and serving cryptocurrency miners, and relies heavily on the cryptocurrency market, any lack of usage of or fade in the public interest for cryptocurrency may adversely affect our business, future prospects, results of operations and financial condition.

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

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of Bitcoins. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our services may be used by other parties to engage in money laundering and other illegal or improper activities. We continue to expand our anti-money laundering compliance team. We are subject to anti-money laundering laws in many jurisdictions in which we operate. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we have datacenters or sell our products or services, may also affect our business operations and the demand for our current and future mining related products or services, including cloud hash rate, hosting and sale of mining rigs and accessories. There have been public backlashes surrounding the environmental impacts of Bitcoin mining, particularly the large consumption of electricity.

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

For example, a number of Bitcoin exchanges have been closed in recent years, due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Further, digital asset exchanges on which cryptocurrencies trade are relatively new. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading, some of which have historically declared bankruptcy unexpectedly. Such bankruptcies, and governmental and other regulatory investigations into certain cryptocurrency market participants, some of which may be our customers and shareholders, have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly, and other participants and entities in the digital asset industry have been, and may continue to be, negatively affected.

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

Substantially all of our cryptocurrencies were held in custody by BIT Group, a related party of our Company. Our disposal of cryptocurrencies, at spot price on the date of disposal, was primarily to BIT Group. We believe that the security procedures that BIT Group utilizes, such as issuing username, password and hardware tokens, are reasonably designed to safeguard our Bitcoin and other cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such cryptocurrencies are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that BIT Group may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such cryptocurrencies. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

If such services are commercially available, we will consider adding regulated banks, rather than solely relying on crypto custodian, as the custodian for a material amount of our cryptocurrencies. Obtaining cryptocurrency custody services from a regulated bank may confer benefits such as improved security and reduced fraud. Nevertheless, until now, banks have generally declined to provide custody services for cryptocurrencies and other virtual assets, due to the absence of clarity on permissibility and on regulators’ views of these activities generally. On July 22, 2020, the U.S. Office of the Comptroller of the Currency released publicly an interpretive letter confirming the authority of a national bank to provide cryptocurrency custody services for customers, providing that a national bank engaging in such activities should develop and implement those activities consistent with sound risk management practices and align them with the bank’s overall business plans and strategies as set forth in the guidance. On January 27, 2023, the Board of Governors of the Federal Reserve System released publicly a policy statement to interpret section 9(13) of the Federal Reserve Act, clarifying that the state member banks are not prohibited under the policy from providing safekeeping services for crypto-assets in a custodial capacity, if such activities are conducted in a safe and sound manner and in compliance with consumer, anti-money-laundering, and anti-terrorist-financing laws. On March 7, 2025, the Office of the Comptroller of the Currency issued interpretive letter 1183, clarifying that national banks and federal savings associations are permitted to engage in cryptocurrency custody services, stablecoin activities, and participation in distributed ledger networks without prior approval, provided they implement robust risk management practices. However, it will take time for banks to start offering cryptocurrencies custodian services, and before then, we may have to continue to rely on crypto custodians, such as BIT Group, for our crypto custodian needs.

Any material transaction between us and BIT Group or its subsidiaries is subject to our related person transaction policy. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation, the ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have material adverse effect on our business, financial condition, results of operations and cash flows.

Potential that, in the event of a bankruptcy filing by a custodian, cryptocurrency held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

Substantially all of the cryptocurrencies custodied with BIT Group are held in segregated accounts such that they are segregated from the property of BIT Group and the assets of other BIT Group customers. As a general matter, the treatment of cryptocurrencies held by custodians that file for bankruptcy protection is uncharted territory in bankruptcy law. We cannot say with certainty whether our cryptocurrencies held in custody by BIT Group, should it declare bankruptcy, would be treated as property of the bankruptcy estate and, accordingly, whether we would be treated as a general unsecured creditor with respect of our cryptocurrencies held in custody by BIT Group. If we are treated as a general unsecured creditor, we may not be able to recover our cryptocurrencies in the event of a BIT Group bankruptcy or a bankruptcy of any other custodian we may use in the future.

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

A consensus algorithm is the mechanism through which a blockchain network reaches consensus. The most common consensus mechanisms are Proof-of-Work (“PoW”) and Proof-of-Stake (“PoS”). PoW is employed by Bitcoin and many other cryptocurrencies, according to which miners with higher computing power have better chances to find a valid solution for the next block. By contrast, under PoS, the creator of a new block is chosen based on the amount of cryptocurrency staked by the validator. As validation under PoS does not depend on computing power, PoS reduces the need for electricity and mining hardware.

Currently, as the original PoW cryptocurrency network, Bitcoin enjoys a first-to-market advantage over other networks such as PoS networks and dominates the cryptocurrency markets. However, Bitcoin’s market capitalization and its share of the overall cryptocurrency market fluctuate over time, and there is no guarantee that Bitcoin or other PoW cryptocurrency networks will continue to maintain their market-leading positions. As the cryptocurrency community continues to develop and advance PoS technologies, PoS networks may offer actual or perceived advantages over PoW networks, including lower energy consumption and reduced hardware requirements. If preferences in the cryptocurrency markets shift away from PoW networks and PoS networks achieve widespread adoption, it could attract users away from Bitcoin and the other PoW cryptocurrencies we mine, which could reduce demand for our mining products and mining services and have a material adverse effect on our business, prospects and results of operations.

If there are significant changes to the method of validating blockchain transactions, such changes could harm our self-mining business and reduce demand for our products and services.

New cryptocurrency transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a PoW consensus algorithm, whereby miners are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a PoS algorithm, Proof-of-Capacity (“PoC”) algorithm or any other algorithm based on a protocol other than PoW, which may decrease the reliance on computing power as an advantage to validating blocks. Our self-mining operations, and, to our knowledge, the operations of our cloud hash rate and hosting customers, are currently based on a PoW consensus algorithm. Our ASIC and mining rig operations produce hardware that is designed for PoW-based cryptocurrency mining. Should the algorithm shift from a PoW validation method to others, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to protocols other than PoW were to occur. If we cannot adapt to the new mining protocols quickly enough to keep pace with the market change, any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

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

Typically, cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a cryptocurrency or a theft of a cryptocurrency generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of any cryptocurrencies we hold will regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrencies could be transferred from us in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received our cryptocurrencies through error or theft, we will be unable to revert or otherwise recover our incorrectly transferred cryptocurrencies. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.

The cryptocurrencies held by us may be subject to loss, damage, theft or restriction on access, which could have a material adverse effect on our business, financial condition or results of operations.

There is a risk that some or all of the cryptocurrencies held or hosted by us could be lost, stolen or destroyed. We believe that the cryptocurrencies held or hosted by us and our mining operation will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our cryptocurrencies. Our security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of one of our employees, or otherwise, and, as a result, an unauthorized party may obtain access to our cryptocurrency accounts, private keys, data or cryptocurrencies. Although we implement a number of security procedures with various elements such as two-factor verification, segregated accounts and secured facilities and plan to implement the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers, or “cold storage,” to minimize the risk of loss, damage and theft, and we update such security procedures whenever reasonably practicable, there is no guarantee that the prevention of such loss, damage or theft, whether caused intentionally, accidentally or by an act of God.

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

In addition, the price of cryptocurrencies may be affected by the buying and selling of a significant amount of cryptocurrencies by a holder, or a group of holders. Any unforeseen actions by holders of a significant amount of cryptocurrencies, could have a material adverse effect on our business, financial condition and results of operations. For instance, the introduction of spot Bitcoin and other cryptocurrency exchange-traded funds (“ETF”) has attracted speculative traders who seek short-term gains based on price movements. This increased speculative activity has contributed to short-term price volatility and such volatility may recur in the future.

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

There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, how long they will take to become effective or whether such mechanisms will be effective for all cryptocurrencies. There is also a risk that any mechanisms of increasing the scale of cryptocurrency settlements may significantly alter the competitive dynamics in the cryptocurrency market, and may adversely affect the value of Bitcoin and the price of our Class A ordinary shares, any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

The field of cryptocurrencies is constantly expanding with approximately 370 cryptocurrencies each having a market capitalization greater than US$50 million as of December 2025, according to CoinMarketCap. We intend to evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies. To the extent we elect to commence activities to generate cryptocurrencies, we would be required to invest our assets either to obtain mining equipment configured to generate cryptocurrencies based on a PoW protocol or to post “stakes” to generate cryptocurrencies based on a PoS protocol. In addition, or in the alternative, we may trade our cryptocurrencies for other cryptocurrencies on centralized or decentralized exchanges. Optimization of such trades may vary depending on the exchange on which the trade is conducted because we may not have access to all exchanges on which such trades are available. Further, trading on centralized and decentralized exchanges may expose us to additional risks if such exchanges experience breaches of security measures, system errors or vulnerabilities, software corruption, hacking or other irregularities. Any new cryptocurrency obtained through generation or trading may be more volatile or fail to increase in value compared to cryptocurrencies we currently hold. As a result, any investment in different cryptocurrencies may not achieve our goals, may be viewed negatively by analysts or investors and may negatively affect our revenue and results of operations.

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

If mining participants demand higher transaction fees to record transactions in a blockchain or a software upgrade automatically charges fees for all transactions, the cost of using cryptocurrencies may increase and the marketplace may be reluctant to accept cryptocurrencies as a means of payment. Existing users may be motivated to switch from one cryptocurrency to another or back to fiat currency. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the value of our Class A ordinary shares.

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

Over the past few years, cryptocurrency mining operations have evolved from individual users mining with computer processors, graphics processing units and ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. These professionalized mining operations, including us, deploy sophisticated ASIC machines, require significant capital investment for hardware acquisition, datacenter operations, and energy costs, and operate with structured financial and operational strategies. Given the capital-intensive nature of professionalized mining, these operations have traditionally needed to maintain healthy profit margins to cover ongoing expenses. To the extent the price of cryptocurrencies declines and such profit margin is constrained, professionalized mining participants are incentivized to more immediately sell cryptocurrencies earned from mining operations, whereas it is believed that individual mining participants in past years were more likely to hold newly mined cryptocurrencies for more extended periods. The immediate selling of newly mined cryptocurrencies greatly increases the trading volume of the cryptocurrencies, creating downward pressure on the market price of cryptocurrency rewards. The extent to which the value of cryptocurrencies mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined cryptocurrencies rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing cryptocurrency prices. Lower cryptocurrency prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of cryptocurrencies until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily. Although we are mitigating the risk by adopting a strategy of funding operational expenditure by securing financing through capital markets and maintaining a flexible posture between holding mined cryptocurrencies as assets and converting them to fiat, such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin and any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Risks Related to Regulatory Compliance and Other Legal Matters

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

As crypto assets have grown in popularity and in market size, the U.S. regulatory regime, namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”), the Financial Crimes Enforcement Network (the “FinCEN”) and the Federal Bureau of Investigation), and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior”. On March 8, 2022, President Biden issued an executive order on cryptocurrencies that sought to establish a unified federal regulatory regime for cryptocurrencies. That order was subsequently revoked by Executive Order 14178, issued by President Trump on January 23, 2025, which set forth a new policy framework supporting the responsible growth and use of digital assets, blockchain technology and related technologies across all sectors of the economy. On March 17, 2026, the SEC issued an interpretive release applying federal securities laws to certain types of crypto assets and certain transactions involving crypto assets, which remains subject to public comment as of the date of this annual report. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto assets industry requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, the bankruptcy filings of FTX Trading Ltd. (“FTX”), the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in addition to other bankruptcy filings of crypto companies throughout calendar year 2022, contributed, at least in part, to heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation and regulatory scrutiny may result in additional costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the utility of Bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, supervision and examination. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have, an adverse effect on our reputation and brand and our business, operating results, and financial condition. Although we are not directly connected to the cryptocurrency market events in 2022, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for, or uses of, Bitcoin and other cryptocurrencies, and may adversely affect our business, reputation, financial condition and results of operations.

The regulatory landscape for AI is developing rapidly across the jurisdictions in which we operate, and evolving compliance obligations could increase our costs and affect our operations.

In the European Union, the AI Act establishes a risk-based framework that imposes compliance obligations primarily on developers and deployers of AI systems, as well as providers of general-purpose AI models. While the AI Act does not currently impose direct obligations on providers of computing infrastructure, the extent to which its requirements may extend to infrastructure providers remains uncertain, as implementation guidance continues to evolve. In the United States, multiple states have enacted AI-related legislation addressing transparency, algorithmic discrimination and other areas, with certain provisions already in effect. At the federal level, the current Trump administration has issued executive orders seeking to establish a unified national AI policy framework and in March 2026 released legislative recommendations to guide Congress in developing comprehensive federal AI legislation. The scope of these regulations and the extent to which they will apply to infrastructure providers, as distinct from AI developers and deployers, remains uncertain. If we are deemed to have obligations under any of these frameworks, we may be required to implement new compliance measures, such as customer screening, use case monitoring, content moderation or reporting requirements, which could increase our operating costs and complexity. Failure to comply with applicable AI regulations could result in fines, restrictions on our operations, or reputational damage. For a discussion of export controls on AI-related hardware, see “— Risks Related to Our Business, Operations, Industry and Financial Condition — We are subject to various laws and regulations pertaining to export controls, sanctions, import, and investment which can impact our business activities and subject us to liability for noncompliance.”

The nature of our business requires the application of complex financial accounting rules. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of cryptocurrency-related transactions. As such, there remains significant uncertainty on how companies can account for crypto assets transactions, crypto assets, and related revenue.

In addition, we intend to transition our financial reporting from IFRS to U.S. GAAP beginning with our annual report for the fiscal year ending December 31, 2026. This transition will require us to adopt new accounting policies, revise our financial reporting processes and internal controls, and restate prior-period financial statements for comparability. The transition may result in differences in the recognition, measurement or presentation of certain items, which could make period-over-period comparisons more difficult for investors. The transition will also require significant time and resources from our finance and accounting personnel, and any errors or delays in completing the transition could impair our ability to file our periodic reports on a timely basis. There can be no assurance that the transition will not have a material effect on our reported financial results.

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

Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

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

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies and legal interpretations not only of the jurisdictions in which we operate but also those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability. Similarly, as we expand our AI infrastructure and AI cloud business, we are subject to an increasing range of regulatory requirements relating to data privacy, AI governance, export controls on AI-related hardware and energy consumption, which vary significantly across jurisdictions. For a more detailed discussion of the evolving AI regulatory landscape and its potential impact on our business, see the sections titled “—The regulatory landscape for AI is developing rapidly across the jurisdictions in which we operate, and evolving compliance obligations could increase our costs and affect our operations.” and “— Risks Related to Our Business, Operations, Industry and Financial Condition — We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency and AI industries, which could ultimately be resolved against us, requiring material future cash payments or charges, and accordingly impair our financial condition and results of operations.”

Regulators worldwide frequently study each other’s approaches to the regulation of the crypto economy and, increasingly, AI technology. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

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

We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, business partners, customers or employees. Our shareholders and business partners are also subject to risks relating to litigation and disputes, which could adversely affect our business or reputation.

We may from time to time be involved in disputes with various parties arising out of our operations, including disputes with suppliers of mining rig components, AI chips and related hardware, electricity, datacenter construction equipment and other goods and services, as well as with contract manufacturers, subcontractors, business partners, customers and employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. For example, on February 2, 2026, one of our subsidiaries received notice that American Heavy Plate Solutions, LLC (“AHP”) had filed a complaint in the Court of Common Pleas of Monroe County, Ohio against Monroe County Port Authority (“MCPA”), and several of our wholly-owned subsidiaries. AHP is seeking declaratory and injunctive relief concerning certain leasehold rights at an industrial property in Monroe County, Ohio of which MCPA is the landlord. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable rulings that may result in liabilities and cause delays or disruptions to our services. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, our shareholders and business partners, some of which are market players in the crypto industry, are also subject to risks relating to litigation and disputes. Such litigation and disputes are beyond our control and may adversely affect our business or reputation.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. In addition, as we expand our AI infrastructure and AI cloud business, we may attract increased public and regulatory attention relating to energy consumption, the environmental impact of datacenter operations and the broader societal implications of AI technology. For a discussion of the regulatory risks specific to our AI infrastructure and AI cloud business, see the section titled “— The regulatory landscape for AI is developing rapidly across the jurisdictions in which we operate, and evolving compliance obligations could increase our costs and affect our operations.” Heightened regulatory and public concerns over these issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity, and could even result in boycotts or public opposition to our operations in certain jurisdictions which could delay our expansion plans or require us to find alternative sites. From time to time, allegations against us, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations. Moreover, as our business expands and grows, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that such scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

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

Our mining and AI datacenter operations are energy-intensive, which may restrict the geographic locations of our operations, give rise to community opposition and have a negative environmental impact.

Our cryptocurrency mining and AI datacenter operations are inherently energy-intensive and electricity costs account for a significant portion of our overall operating costs. The availability and cost of electricity will restrict the geographic locations of our operations. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for our operations in that jurisdiction, which may in turn decrease the demand for our products and services in that jurisdiction.

In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change or increasing the cost of electricity for other users, which may give rise to public opinion against allowing the use of electricity for cryptocurrency mining or large-scale datacenter operations, or government measures restricting or prohibiting such use. Any such development in the jurisdictions where we operate datacenters or sell our products and services could have a material and adverse effect on our business, financial condition and results of operations.

More broadly, the large-scale energy consumption of our datacenter and mining operations may itself attract opposition from local communities, regulators or other stakeholders, which could delay or prevent planned projects, increase our costs or result in reputational harm. See “— Our datacenters and mining facilities in certain jurisdictions may face opposition from local communities or regulators, or be designated as critical national infrastructure, which could delay our operations, impose material compliance costs, or restrict foreign ownership of our assets.”

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

In addition, there might be significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the European Union or other major economy entities. Countries may respond by imposing retaliatory trade measures against the United States. For details about international trade relations, see the section titled “—Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.” Variations in the trade policies among different countries will significantly influence our worldwide business and regional business relationship, which will materially and adversely affect our business, financial condition and results of operations.

Our business operations and international expansion may have an intrinsic need for governmental interactions, which subject us to heightened corruption and bribery risks.

We require significant power resources and related infrastructure to support our cryptocurrency mining and AI datacenter operations, and our business operates under a fast-changing regulatory landscape encompassing cryptocurrency, AI and environmental regulations. The nature of our business may require us to frequently interact with government authorities in connection with, for example, obtaining permits and approvals for power supply and datacenter construction, accessing natural resources and engaging in lobbying activities with respect to relevant regulatory changes. Frequent governmental interactions may pose heightened corruption and bribery risks. In addition, our plan to expand internationally, including into jurisdictions that are considered high-risk from an anti-bribery and anti-corruption perspective, further heightens these risks. We have adopted an anti-corruption and anti-bribery compliance policy and related internal controls; however, there can be no assurance that these measures will be effective in preventing all instances of non-compliance by our employees, agents or business partners, and any violation of applicable anti-corruption or anti-bribery laws could result in significant penalties, reputational harm and an adverse effect on our business, financial condition and results of operations.

Our datacenters and mining facilities in certain jurisdictions may face opposition from local communities or regulators, or be designated as critical national infrastructure, which could delay our operations, impose material compliance costs, or restrict foreign ownership of our assets.

The development and operation of datacenters and mining facilities in certain jurisdictions may face opposition from local communities, environmental groups or regulators concerned about energy consumption, noise, water usage, strain on local power grids, property values or other environmental and social impacts. Such opposition may result in adverse media coverage, public protests, zoning or permitting challenges, moratoria on datacenter construction, litigation, political intervention or ballot initiatives. In recent years, a number of state and local governments in the United States have proposed or enacted moratoria, zoning restrictions or other measures targeting datacenter development in response to such concerns.

In addition, in certain jurisdictions, large-scale datacenters or energy-intensive computing facilities may be designated as critical national infrastructure, subjecting our operations to heightened governmental oversight, restrictions on foreign ownership, or mandatory cooperation obligations with local authorities. Such designation could impose material compliance costs and operational constraints that materially and adversely affect our business, financial condition and results of operations.

We require certain approvals, licenses, permits and certifications to operate. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain certain approvals, licenses, permits and certifications, such as obtaining certificates of occupancy and passing electrical inspection for our datacenters. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the production facilities and research and development facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

There is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. In addition, certain of our business lines may be subject to additional licensing or regulatory requirements in specific jurisdictions. For example, the provision of AI cloud services may require licenses or authorizations in certain jurisdictions in which we operate or intend to operate, and our cloud hash rate business may be subject to U.S. jurisdiction under certain circumstances. See the section titled “— Our cloud hash rate business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our cloud hash rate business may be deemed as securities offerings in other jurisdictions where it is offered.” If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, licenses or authorizations, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to fines and other administrative penalties resulting from the operation of our business, which could materially and adversely affect our business, financial condition and results of operation.

We are a world-leading technology company for AI and Bitcoin mining infrastructure. As of March 31, 2026, we operate ten datacenters across multiple countries including the United States, Norway, Bhutan, Ethiopia and Malaysia, and served users across around 100 countries and regions around the globe, and may continue to expand our operations to more countries and regions. We are subject to regulation by the multiple government authorities in countries or regions where we have presence, and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. Moreover, the relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business.

We are subject to regulatory risks with regards to mining, holding, using or transferring cryptocurrencies, and with respect to our AI infrastructure and AI cloud business, we are subject to evolving regulations governing data privacy, export controls on AI-related hardware, energy consumption and datacenter operations, and cross-border data transfers. The uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in the countries in which we operate and our overall results of operations. Regulations have impacted or could impact, among others, the nature of and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with, and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations will continue to impact our results in the future. Any misunderstanding or misinterpretation of the law and regulation could subject us to, among others, the non-compliance investigation by the government authorities. There is no guarantee that we will not face administrative fines or penalties concerning our operations or our subsidiaries, which could have a material adverse impact on our results of operation.

If counterfeit products and services are provided under our brand names and trademarks, our reputation and financial results could be materially and adversely affected.

Third parties may manufacture, market or sell products or services using our brand names, trademarks or other intellectual property without our authorization. Such counterfeit products or services may be of inferior quality compared to our authentic offerings and could pose safety or performance risks to end users. If customers are unable to distinguish counterfeit products or services from our own, or are dissatisfied as a result of purchasing such counterfeit products or services, our brand and reputation could be significantly harmed. We believe our brand and reputation are important to our success and competitive position. Any proliferation of counterfeit products or services in the market could erode customer trust, reduce demand for our authentic products and services, and materially and adversely affect our business operations and financial results.

Our cloud hash rate business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our cloud hash rate business may be deemed as securities offerings in other jurisdictions where it is offered.

To the extent that we are appropriately restricting U.S. persons from obtaining our hash rate products, such business should not be subject to U.S. securities laws. However, whether we are effective in avoiding U.S. jurisdiction by actually not offering or selling our hash rate products to U.S. customers would depend on, among others, the existence and effectiveness of measures adopted in practice against U.S. persons obtaining our services, such as screening mechanisms and/or contractual restrictions over transfers of the contracts to U.S. persons in the secondary market. If certain U.S. customers, or customers from other jurisdictions where our cloud hash rate may be deemed as securities offerings, end up obtaining access to our hash rate products, and we have not registered the offering of such products, we may be deemed in breach of applicable securities laws. Such breach may result in sizable fines, reputational harms, restrictions of certain businesses, and materially adversely affect our business operation and financial conditions.

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

We believe we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a technology company engaged in Bitcoin mining and AI infrastructure operations. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.

While certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise cryptocurrencies that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the cryptocurrencies we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see the section titled “—There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations.” While the SEC’s March 2026 interpretive release classified Bitcoin and certain other major cryptocurrencies as digital commodities rather than securities, such classification is not binding on courts and may be subject to change. If the regulatory or judicial classification of certain cryptocurrencies, including Bitcoin, were to change such that they are deemed securities, and consequently investment securities, we could be deemed an inadvertent investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

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

Furthermore, while the SEC approved 11 spot Bitcoin ETF applications in January 2024, a clear and comprehensive regulatory framework for classifying and regulating cryptocurrencies has yet to emerge. While the SEC has pursued enforcement actions against a number of industry participants asserting that certain digital assets constitute securities, it dismissed many of those cases during 2025, underscoring that its enforcement posture continues to evolve. In January 2025, the SEC launched a dedicated crypto task force with a goal of developing a clearer regulatory framework for digital assets, recommending practical policies, fostering innovation, and protecting investors. In November 2025, SEC Chairman Atkins publicly stated that most crypto assets should not be considered securities and emphasized the SEC’s intention to coordinate with the CFTC in developing a token taxonomy that would encompass “digital commodities.” On March 17, 2026, the SEC issued an interpretive release applying federal securities laws to certain types of crypto assets and certain transactions involving crypto assets, which classified Bitcoin and certain other major cryptocurrencies as digital commodities rather than securities.

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

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, in particular deriving from the SEC’s March 17, 2026 interpretive release applying federal securities laws to certain types of crypto assets and certain transactions involving crypto assets, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” Accordingly, cryptocurrencies such as Zcash may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws. Historically, we have generated minimum amount of mining yields from Zcash and held minimum amount of Zcash. We do not intend to hold or generate mining yield from cryptocurrencies in violation of the federal securities laws. Accordingly, if Zcash or other cryptocurrencies involved in our business is determined by us, the SEC or other regulatory authorities to be a security under the federal securities laws, it could result in interruption of our business operations.

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

Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the Bank Secrecy Act, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our Class A ordinary shares, operating results or financial condition in a material and adverse manner. While we have already adopted anti-money laundering programs and recordkeeping regimes, we may need to take additional steps to comply with the relevant requirements. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, various state regulators have initiated actions against, and investigations of, individuals and companies involved in cryptocurrencies, including in connection with the offering of unregistered securities in the form of cloud mining contracts or mining pool interests. Such state-level enforcement activity may increase as cryptocurrency markets continue to grow and regulatory frameworks develop further.

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

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks and their users and hosting service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of cryptocurrency use. A number of jurisdictions maintain restrictive regulatory frameworks for cryptocurrencies, including through outright prohibitions on use as a means of payment, punitive taxation or limitations on financial institutions’ ability to service crypto-related businesses, which have reduced the rate of expansion of cryptocurrency use and transaction processing in those jurisdictions.

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

By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the capital stock of cryptocurrency mining companies, including our Class A ordinary shares. Such a restriction could result in us liquidating our cryptocurrency inventory at unfavorable prices and may adversely affect our shareholders. The effect of any regulatory change, either by federal, state, local or foreign governments or any self-regulatory agencies, on us or our potential hosting customers is impossible to predict, but such change could be substantial and may require us or our potential hosting customers to cease certain or all operations and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking regarding cryptocurrencies may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretive releases issued by a regulatory authority, may impact the manner in which cryptocurrencies are treated for regulatory purposes. The CFTC has taken the position that certain cryptocurrencies, including Bitcoin, fall within the definition of a commodity under the Commodity Exchange Act (the “CEA”). In addition, the SEC’s March 2026 interpretive release classified Bitcoin and certain other major cryptocurrencies as digital commodities, which may further clarify or expand the CFTC’s regulatory authority over spot cryptocurrency markets. To the extent any of our activities are deemed to fall within the regulatory jurisdiction of the CFTC, we may be required to register with the CFTC and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, the scope of our business and operations may be constrained by the rules of such authority and we may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.

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

Companies across all industries and around the globe may face increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and have placed increasing importance on the implications and social cost of their investments. In March 2024, the SEC adopted the final rule on the Enhancement and Standardization of Climate-Related Disclosures for Investors, which would require registrants, including foreign private issuers like us, to disclose extensive climate-related information in their registration statements and periodic reports (the “Final Rule”). However, the Final Rule was challenged in court and remains stayed pending the outcome of litigation before the U.S. Court of Appeals for the Eighth Circuit. In March 2025, the SEC voted to end its defense of the Final Rule, though it has not been formally rescinded, and companies are not currently required to comply with its provisions. Although the federal government in the United States has indicated a reversal of previous climate and ESG-related initiatives, regulatory initiatives to impose climate and ESG-reporting requirements continue to develop at the state and international levels and may resurface at the federal level in the future. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with evolving investor, lender or other industry expectations and standards, or are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to risks associated with misleading and/or fraudulent disclosure or use by the creators of cryptocurrencies.

While our business is primarily focused on Bitcoin, we hold and transact in other cryptocurrencies from time to time, and our cloud hash rate and hosting customers may mine cryptocurrencies other than Bitcoin. In evaluating our activities involving these cryptocurrencies, we may rely on white papers, public disclosures and other information prepared by the creators of such cryptocurrencies, as well as on our management’s ability to obtain adequate information to assess the potential implications of holding or transacting in these assets. However, such disclosures and information may contain misleading or fraudulent statements, or may not reveal unlawful activities by the creators. There has been an increasing number of investigations and enforcement actions by the SEC, the CFTC and FinCEN involving cryptocurrency creators for fraud, misappropriation and non-compliance with anti-money laundering and know-your-customer requirements. To the extent that any of these creators make misleading or fraudulent disclosures or fail to comply with applicable laws, or if we are unable to obtain all material information about these cryptocurrencies or their creators, we may not be able to make a fully informed business decision, which could have a material adverse effect on our business, financial condition and results of operations.

Our management and compliance personnel have limited experience handling a listed company operating at the intersection of cryptocurrency mining and AI infrastructure, and our compliance program has a recent history only.

Our management and compliance personnel have limited experience in handling regulatory and compliance matters relating to a listed company that operates across both the cryptocurrency mining and AI infrastructure industries. As we expand our AI infrastructure and AI cloud business, our compliance obligations are expected to grow in scope and complexity, including with respect to data privacy, export controls on AI-related hardware, energy regulation and customer onboarding. Our key compliance documents and compliance programs, such as AML and KYC procedures, also have a recent history only. While we have been devoting time and resources to various compliance initiatives and risk management measures, including but not limited to, recruiting a dedicated team of compliance expertise, we cannot assure you of the practical application and effectiveness of our compliance program and risk management measures, nor that there will not be a failure in detecting regulatory compliance issues or managing risk exposure, which may adversely affect our reputation, business, financial condition and results of operations.

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

The dual-class structure of our ordinary shares may adversely affect the price and liquidity of Class A ordinary shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A ordinary shares.

Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.

Future sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. For example, in the past we have entered into the following sales and future sales of our ordinary shares:

On August 8, 2023, we entered into an ordinary shares purchase agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, subject to the satisfaction of the conditions set forth in the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II up to US$150,000,000 of our Class A ordinary shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the term of the Equity Financing Purchase Agreement. We filed a registration statement, which was declared effective on September 20, 2023, to register the resale of up to 150,000,000 Class A ordinary shares. Given this substantial number of shares available for resale, the sale of shares by such holders, or the perception in the market that holders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Class A ordinary shares or result in a significant decline in the public trading price of our Class A ordinary shares. Further, the purchase price for the shares that we may sell to B. Riley Principal Capital II under our committed equity financing will fluctuate based on the price of our Class A ordinary shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Class A ordinary shares to fall. If and when we do sell Class A ordinary shares to B. Riley Principal Capital II, after B. Riley Principal Capital II has acquired the Class A ordinary shares, B. Riley Principal Capital II may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to B. Riley Principal Capital II by us could result in substantial dilution to the interests of other holders of our Class A ordinary shares. Additionally, the sale of a substantial number of our Class A ordinary shares to B. Riley Principal Capital II, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. The decision to sell any of our Class A ordinary shares to sell to B. Riley Principal Capital II under the committed equity financing will depend on market conditions, the trading prices of our Class A ordinary shares and other considerations, and we cannot guarantee the extent to which we may utilize the committed equity financing.

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

On May 30, 2024, we entered into the Private Placement with Tether International Limited, a BVI company (“Tether”), pursuant to which we issued to Tether (i) 18,587,360 Class A ordinary shares, and (ii) a warrant to purchase up to 5,000,000 Class A ordinary shares (at an exercise price equivalent to US$10.00 per Class A ordinary share).

On September 13, 2024, we completed the FreeChain Acquisition, pursuant to which we issued 20,000,000 Class A ordinary shares to the sellers as closing consideration and granted replacement share-based payment awards to certain shareholders and employees of FreeChain under our 2023 Share Incentive Plan. The shares issued to certain sellers vest in equal installments over a period of five or seven years and are subject to certain transfer restrictions.

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

In November 2025, we completed the 2025 Equity Offering of 10,661,140 of our Class A ordinary shares at a price of US$13.94 per share in connection with the November 2025 Convertible Notes. In February 2026, we completed the 2026 Equity Offering of 5,503,030 of our Class A ordinary shares at a price of US$7.94 per share in connection with the February 2026 Convertible Notes. See “— Risks Related to Our Business, Operations, Industry and Financial Condition — Our business is capital intensive, including in particular our mining operations and our growing AI infrastructure and AI cloud business. We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Developments” for details.

Volatility in the price of Class A ordinary shares could subject us to further securities class action litigation.

Securities class action litigation has often been brought against a company following a decline in the market price of its securities. We are particularly exposed to market price volatility driven by the price of Bitcoin, see “—Risks Related to Our Business, Operations, Industry and Financial Condition—Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation”. We are currently and could in the future face such litigation, which could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. For example, in December 2025 a putative securities class action lawsuit was filed against us and certain of our executives, in the U.S. District Court for the Southern District of New York alleging that the defendants violated federal securities laws by making false or misleading statements about our business, operations and prospects related to our launch of one of our new generation SEALMINER chips. Litigation outcomes are inherently uncertain, and unfavorable decisions may result in significant monetary damages. Further, any settlement payments we make may directly reduce our revenue and could negatively impact our results of operation. While we maintain insurance coverage, we cannot be certain that such coverage will continue to be available on acceptable terms or in sufficient amounts to cover potential liabilities. Accordingly, litigation and related proceedings could seriously affect our business, results of operations, financial condition, or cash flows.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. In addition, we expect to incur substantial costs because we lost our emerging growth company status on December 31, 2024, see “—We lost our emerging growth company status on December 31, 2024. As a result, we incurred and anticipate incurring substantial costs and significant demands being placed upon management to comply with non-emerging growth company requirements” for more details.

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

We have historically identified material weakness in our internal control over financial reporting and disclosure controls and procedure and could identify further material weaknesses in the future. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting in the future, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of the Class A ordinary shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of the Class A ordinary shares.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2024, we identified a material weakness in internal control over financial reporting relating to a lack of adequate execution and monitoring of control activities resulting in insufficient review of the maintenance of the bill of materials in the inventory cycle and the lack of precise review of certain assumptions in the draft valuation model associated with convertible senior notes prepared by an external independent third-party valuation firm, combining with the insufficient controls aimed at verifying the reliability of external information and platforms, including information sourced from mining pools in the cloud hash rate sharing business and other websites in the self-mining business, cryptocurrency custodial platform and Employee Stock Ownership Plan (ESOP) platform, collectively constituted a material weakness. During 2025, we implemented changes and remediated the material weakness identified for the year ended December 31, 2024. However, if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements. The failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, which in turn could have a material adverse effect on our financial condition and results of operations.

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

The trading market for our Class A ordinary shares could be impacted by market volatility. Global equity markets experienced significant volatility in 2025 and early 2026, and such volatility has affected and may continue to affect the trading price of our Class A ordinary shares. In January 2025, the release of DeepSeek’s AI model, which claimed to deliver comparable performance to leading AI systems at a fraction of the development cost, triggered a broad selloff in technology and AI infrastructure stocks, raising questions about the sustainability of AI capital expenditure levels and the competitive positioning of companies in the AI supply chain. In April 2025, the announcement of sweeping new U.S. tariffs on imports from major trading partners, led to a sharp decline in global equity markets. These events, together with shifting monetary policy expectations and broader macroeconomic uncertainty, have contributed to heightened volatility in the market in which our Class A ordinary shares trade.

As a company with exposure to both cryptocurrency markets and AI infrastructure, we are particularly susceptible to such market dislocations. Bitcoin price movements, developments in the AI infrastructure sector, changes in U.S. trade policy affecting our supply chain, and evolving investor sentiment toward cryptocurrency and technology companies may all contribute to significant fluctuations in the trading price and volume of our Class A ordinary shares that are not necessarily correlated to our operating performance. High short interest or short squeezes may further amplify such price movements. There is no assurance that the market price of our Class A ordinary shares will not experience further significant declines during periods of broader market instability.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act creating liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. In addition, we follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2025.

Although not required and as may be changed from time to time, we currently have and intend to maintain a majority-independent board of directors, and a majority-independent nominating committee. Subject to the foregoing, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct a substantial portion of our operations and a majority of our directors and executive officers reside outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and conduct a substantial portion of our operations through our subsidiaries outside the United States. A substantial portion of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Southeast Asian region could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges of these companies) or to obtain copies of register of members of these companies. Our directors will have discretion under the amended and restated memorandum and articles of association of our company to determine whether or not, and under what conditions, our corporate records may be inspected by our ordinary shareholders, but we are not obliged to make them available to the ordinary shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We lost our emerging growth company status on December 31, 2024. As a result, we incurred and anticipate incurring substantial costs and expect significant demands to be placed upon management to comply with non-emerging growth company requirements.

We lost our emerging growth company status on December 31, 2024, due to becoming a large accelerated filer. This change has required us to significantly accelerate our compliance efforts, such as engaging our independent registered public accounting firm to attest to the effectiveness of our internal controls as required by Section 404(b) of the Sarbanes-Oxley Act in this annual report. Additionally, we are no longer eligible to delay the adoption of new or revised accounting pronouncements applicable to public companies. As a result, we incurred and expect to continue to incur significant additional costs beyond what we had planned as an emerging growth company. Also, due to the complexity and logistical difficulty of implementing the standards, rules, and regulations that apply to non-emerging growth companies, such as Section 404(b) of the Sarbanes-Oxley Act, on an accelerated timeframe, the risk of our non-compliance with such standards, rules, and regulations or of significant deficiencies or material weaknesses in our internal controls over financial reporting is increased. In addition, these public company requirements, including the enhanced requirements resulting from our loss of emerging growth company status, may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations.

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

We are subject to taxes in various jurisdictions where we operate. Tax laws and practices applicable in the various jurisdictions where we operate are complex and sophisticated, and we face risks of tax incompliance caused by misunderstanding of regional tax policies or different tax administration enforcement. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant changes. Our effective tax rates could be affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.

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

Cryptocurrencies and transactions denominated in cryptocurrencies may be subject to further taxation in the future.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions is subject to change. Internationally, the Organization for Economic Co-operation and Development has developed the Crypto-Asset Reporting Framework, which establishes a standardized tax reporting regime for crypto-asset transactions across participating jurisdictions. A number of countries in which we operate or may operate have committed to implementing the framework, with initial exchanges of information expected to commence in 2027. In the United States, the IRS finalized regulations requiring custodial brokers to report gross proceeds from digital asset transactions on Form 1099-DA for transactions occurring on or after January 1, 2025, with cost basis reporting required for certain transactions beginning on or after January 1, 2026. While Congress repealed the extension of these reporting requirements to decentralized finance platforms in April 2025, centralized exchanges and custodial brokers remain subject to these obligations. As these and other reporting frameworks take effect across multiple jurisdictions, we and our customers may face increased compliance obligations and costs, and the scope of reporting requirements may continue to expand.

The regulatory trend toward more stringent reporting and surveillance of cryptocurrency transactions is expected to continue. While some countries have imposed taxation on cryptocurrencies and related transactions, the approach of other tax authorities remains uncertain. There is no guarantee that cryptocurrencies and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including additional taxes and increased tax rates. Any such developments could reduce the economic return of holding or transacting in cryptocurrencies, which could decrease demand for our products and services and materially and adversely affect our business, results of operations and financial condition.

We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) during such year consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income for such year consists of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are, and cryptocurrency balances are likely, passive assets. The value of goodwill generally will be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly, indirectly or constructively, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2025. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to the market price of the Class A ordinary shares from time to time, which could be volatile). In addition, the risk of us being a PFIC for any taxable year will increase if our market capitalization declines substantially during that year. Furthermore, whether and to which extent our income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of our income, such as income from cryptocurrency self-mining, cloud hash rate, or hosting for purposes of the PFIC rules and, although we currently treat these items of income as active, such treatment is uncertain. Moreover, certain of our business activities generate passive income and, although the amount of such income is currently small, our risk of being a PFIC will increase if the proportion of our revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Our registered office is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our principal executive office is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509 and our telephone number at this address is +65 62828220. Our agent for service of process in the United States in connection with our registration statements is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. Our principal website address is https://www.bitdeer.com. We do not incorporate the information contained on, or accessible through, our websites into this annual report, and you should not consider it a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

The following discussion reflects the business of Bitdeer. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “Bitdeer” refer collectively to Bitdeer Technologies Group and its subsidiaries.

Overview

We are a world-leading technology company for AI and Bitcoin mining infrastructure. We are committed to providing comprehensive Bitcoin mining solutions for our customers and building AI computational infrastructure to support the AI revolution. We handle complex processes involved in computing, such as equipment design, procurement and manufacturing, transport logistics, datacenter design and construction, equipment management, and daily operations. We also provide advanced cloud capabilities to customers with high demand for AI.

Headquartered in Singapore, we currently operate ten datacenters across multiple countries including the United States, Norway, Bhutan, Ethiopia and Malaysia, with an aggregate electrical capacity of 1,744.0 MW as of March 31, 2026, having scaled rapidly from five datacenters with an aggregate electrical capacity of 795 MW as of March 31, 2023. From these datacenters, we generate hash rate under management which is categorized into proprietary and hosting hash rate. As of March 31, 2026, our proprietary hash rate was 70.9 EH/s. Together with the 7.2 EH/s hosting hash rate generated from mining rigs hosted in our mining datacenters, we possessed a total of 78.1 EH/s of hash rate under management as of March 31, 2026. We expect to continue increasing our hash rate through 2026 and beyond through conversion of our existing hosting capacity, executing on pipeline capacity, and pursuing expansion opportunities on a global scale. As of March 31, 2026, we possessed an aggregate pipeline capacity of 1,259.5 MW in the United States, Canada, and Malaysia. We are converting a significant proportion of our existing global datacenter capacity to dedicated AI cloud and colocation use, see “—Our Datacenters.”

We primarily operate five business lines – “self-mining,” “sale of mining rigs and accessories,” “cloud hash rate,” “hosting” as well as “AI infrastructure and AI cloud” business. Self-mining refers to cryptocurrency mining for our own account, which allows us to directly capture the high appreciation potential of cryptocurrency.

We leverage proprietary ASIC technology to develop and commercialize our SEALMINER mining rigs to support and expand our self-mining operations and to diversify our revenue streams through sales of mining rigs to third parties. We began generating revenue from our sale of SEALMINER mining rigs and accessories in 2025 and deployed proprietary rigs to our mining datacenters to expand our self-mining operations. We believe our ASIC technology platform will increase our vertical integration, enabling us to capture the upside of ASIC margins via self-mining and sales of mining rigs to third parties, and benefit from rapid hash rate development, a lower cost structure, enhanced capital efficiency, and an improved supply chain compared to the broader industry.

We are building out our AI infrastructure and AI cloud business, which includes AI cloud business and colocation business. Our AI infrastructure and AI cloud services offer advanced AI cloud capabilities, high performance computing services and colocation services to customers with high demand for AI and computing. We operate one of the first cloud service platforms in Asia that offers AI cloud services powered by NVIDIA DGX SuperPOD H100, H200, B200 systems and the recently deployed NVIDIA GB200 NVL72, helping customers accelerate their development of generative AI, LLMs and other AI workloads. We are also developing our colocation services business, which provides purpose-built, high-density datacenter capacity to customers seeking to deploy their own AI and computing equipment. We are in the process of converting certain of our existing mining datacenter facilities to support colocation services and are actively evaluating additional opportunities to expand our colocation capacity. While our colocation business has not yet generated any revenue, we believe our existing power assets, datacenter expertise and global operational footprint position us well to capture a share of this expanding market over time.

Through our primary cloud hash rate solution, we sell our proprietary hash rate to customers, offering hash rate subscription plans at fixed prices and sharing mining income with them under certain arrangements. Our hosting services offer customers one-stop mining rig hosting solutions encompassing deployment, maintenance and management services for efficient cryptocurrency mining. Among a wide selection of hosting services, customers can either subscribe to our Cloud Hosting service for the specified mining rigs from which they derive computing power under a “group-buying” model, or send their mining rigs to our mining datacenters for hosting under the General Hosting option or the Membership Hosting option. Our “self-mining,” “hosting” and “cloud hash rate” businesses are supported by our self-developed integrated intelligent software platform, which offers software support to significantly reduce time needed for daily maintenance and mining rig upgrade and substantially decrease operations and maintenance headcount.

For the years ended December 31, 2023, 2024 and 2025, our total net revenue was US$368.6 million, US$349.8 million and US$620.3 million, respectively. We incurred a net loss of US$56.7 million, US$599.2 million and net profit of US$65.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, our adjusted EBITDA was US$93.5 million, US$37.4 million and US$35.2 million, respectively, where adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude listing expenses, share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrencies- receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for FreeChain Acquisition. We earned adjusted profit of US$15.2 million for the year ended December 31, 2023, and incurred adjusted losses of US$51.3 million and US$229.9 million for the years ended December 31, 2024 and 2025, respectively, where adjusted profit/(loss) is defined as profit/(loss) adjusted to exclude the listing expenses, share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrencies - receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for FreeChain Acquisition.

The crypto asset market, especially the price of Bitcoin, has been highly volatile. In recent years, the cryptocurrency market has experienced significant volatility, shaped by macroeconomic conditions, regulatory developments, and major industry events. The previous market downturn, exacerbated by the collapse of FTX and other high-profile insolvencies, led to a period of subdued activity and increased regulatory scrutiny. However, Bitcoin prices experienced significant volatility during 2024 and 2025, reaching a peak of approximately US$126,000 in October 2025 before trading at approximately US$67,000 as of March 31, 2026. These fluctuations are influenced by various factors, including regulatory announcements, macroeconomic conditions, and shifts in investor sentiment. The regulatory landscape has also evolved in response to these market dynamics. The new administration has introduced a series of policy measures impacting the cryptocurrency sector since the 2024 U.S. presidential election. Notably, regulatory agencies have signaled a more structured approach to digital asset oversight, focusing on compliance, consumer protection, and integration within traditional financial systems. While some of these initiatives have been perceived as supportive of industry growth, others have raised concerns regarding increased oversight and potential restrictions. These regulatory shifts present both challenges and opportunities for market participants, as they navigate evolving compliance requirements while exploring new business models and market expansion strategies.

The AI infrastructure market has also experienced rapid growth during the same period. Enterprise demand for AI compute capacity accelerated substantially in 2024 and 2025, driven by the widespread adoption of LLMs and generative AI applications across industries. Major cloud providers and technology companies collectively invested hundreds of billions of dollars in AI datacenter construction, GPU procurement and related infrastructure. The U.S. government has also signaled strong support for domestic AI infrastructure development. At the same time, the market faces evolving challenges, including constrained supply of advanced GPUs and other specialized hardware, rising power costs and increasing difficulty in securing sufficient electricity capacity for new datacenter developments, and the emergence of more efficient AI training methodologies that may affect long-term demand for computing resources.

Our Business Operations and Software Infrastructure

To date, we primarily operate five business lines - “self-mining,” “sale of mining rigs and accessories,” “cloud hash rate,” “hosting” and “AI infrastructure and AI cloud services.” Our “self-mining,” “hosting” and “cloud hash rate” businesses are supported by our self-developed integrated intelligent software platform, to enhance operational efficiency.

In 2025, we strategically prioritized resources to the development of our proprietary SEALMINER ASIC technology, which supports both our self-mining operations and our mining rig sales to third parties. Owning and deploying our own mining ASICs is an integral part of our full vertical integration strategy. In addition, commercializing SEALMINER ASICs enables us to diversify our revenue streams into the ASICs market. To support our customers with high AI demands, we are also developing our AI infrastructure and AI cloud business to offer advanced AI cloud capabilities, HPC services and colocation services. We have initiated the conversion of several existing mining datacenter sites for our AI infrastructure and AI cloud business and are in active discussions with potential development partners and end users. We believe this positions us to participate in the growing demand for AI compute infrastructure while continuing to generate substantial revenue from our existing businesses and expect our AI infrastructure and AI cloud business to continue to expand, on both a nominal basis and as a percentage of our overall business throughout 2026 and the medium term.

Self-mining

We mine cryptocurrencies, primarily Bitcoins, for our own account. Self-mining allows us to capture the high appreciation potential of cryptocurrency to support our future expansion and operation. For the years ended December 31, 2023, 2024 and 2025, respectively, we generated US$111.7 million, US$163.1 million and US$396.0 million in revenue from self-mining. Historically, around 60% to 100% of our proprietary hash rate was utilized to support our self-mining, with the rest available for sale to customers under our cloud hash rate business. However, we retain the flexibility to allocate our proprietary hash rate to either our self-mining business or cloud hash rate business, primarily based on our view of the Bitcoin market trends. To further expand our self-mining business, we have leveraged our proprietary SEALMINER mining rigs to increase our proprietary hash rate, enhancing both our mining capabilities and operational scalability.

ASIC and Mining Rig Business Operations

SEALMINER, a pioneering brand of our mining rigs, specializes in offering efficient and sustainable mining solutions. SEALMINER integrates our self-developed SEAL series of mining chips manufactured using advanced process nodes. By continuously improving power efficiency ratios, SEALMINER is dedicated to providing innovative, efficient, and reliable products and services, supporting both our self-mining operations and third-party customers.

In March 2024, we successfully announced our first Bitcoin mining chip, the SEAL01, achieving a chip-level power efficiency of 18.1 J/TH. The SEAL01 has been integrated into our SEALMINER A1 mining rigs, and production has been completed, with units deployed to our datacenters. In October 2024, we launched our second generation SEALMINER A2 mining rig series equipped with our SEAL02 chip. Our SEALMINER A2 series includes both an air-cooling and a hydro-cooling model and boasts a hash rate of 226 TH/s and 446 TH/s, with a power efficiency of 16.5 J/TH. We have sold a portion of SEALMINER A2 units to external customers.

In March 2025, we launched the SEALMINER A2 Pro series. As the updated version of the SEALMINER A2, the A2 Pro series includes two models: the air-cooling SEALMINER A2 Pro Air and the hydro-cooling SEALMINER A2 Pro Hyd. Both deliver a power efficiency of 14.9 J/TH, offering higher efficiency, advanced technologies, and enhanced stability. In the same month, we also tested our latest Bitcoin mining chip, SEAL03, which is integrated into our SEALMINER A3 series mining rigs that commenced mass production and deployment in the second half of 2025. The SEALMINER A3 series includes four models with machine-level power efficiency ranging from 12.5 J/TH to 14 J/TH and hash rates ranging from 260 TH/s to 660 TH/s.

Building on this momentum, in April 2026, we launched the SEALMINER A4 series, which integrates our proprietary SEAL04 chips and achieves power efficiency as low as 9.45 J/TH. Beyond Bitcoin, we launched the SEALMINER DL1 Air, achieving industry-leading power efficiency of 149 J/GH and a hash rate of 25 GH/s for Litecoin and Dogecoin mining in March 2026.

We have made significant purchases of raw materials to support our SEALMINER mining rig production in 2025 and expect to continue making purchases going forward. During the years ended December 31, 2023, 2024 and 2025, the prices of such raw materials remained relatively stable under normal market conditions, although they may be subject to fluctuations due to factors such as geopolitical tensions, trade restrictions or supply chain disruptions. Pricing for these raw materials is negotiated on a case-by-case basis. See the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Operations, Industry and Financial Condition — We rely on a limited number of third-party electricity providers, mining pool operators, supply chain suppliers, datacenter construction contractors and GPU and AI hardware suppliers, and any negative incidents caused by actions taken by them that are outside of our control may adversely impact our business and results of operations” for relevant risks.

Sale of Mining Rigs and Accessories

In addition to deploying SEALMINER rigs in our self-mining business, we generate revenue from the sale of our proprietary SEALMINER mining rigs and related accessories to third-party customers. This business became our second largest revenue source for the year ended December 31, 2025, representing approximately 17.5% of our total revenue for the year.

AI Infrastructure and AI Cloud Business

We operate one of the first cloud service platforms in Asia that offers AI cloud services powered by NVIDIA DGX SuperPOD H100, H200 and B200 systems and the recently deployed NVIDIA GB200 NVL72 system. Our AI cloud services provide customers with access to NVIDIA AI supercomputing infrastructure to help them accelerate their development of generative AI, LLMs and other AI workloads, without requiring customers to take possession of the underlying hardware. Our AI infrastructure and AI cloud business generated revenue of less than US$0.1 million in 2023, US$3.5 million in 2024, and US$6.8 million in 2025, reflecting rapid and significant year-over-year growth.

We offer cloud-based computing, storage, and artificial intelligence services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware. Growing customer adoption and expanding enterprise AI demand have led to a significant increase in customer orders and revenue, and we expect to achieve full utilization in the near term and to increase our deployment of GPUs further to meet the strong demand environment.

To support our AI cloud business, as of December 31, 2025, we had procured or placed the orders for the following equipment from certain suppliers, with a total purchase amount of approximately US$56.0 million.

Equipment	Type	Quantity
NVIDIA DGX H100	Server	31
NVIDIA H200	Server	3
NVIDIA B200	Server	4
NVIDIA GB200 NVL72	Server	8
NVIDIA B300	Server	16
NVIDIA GB300 NVL72	Server	2

The following table sets forth certain key operational and financial metrics of our AI infrastructure and AI cloud business as of March 31, 2026:

Metric	As of March 31, 2026
Total GPUs deployed	2,128
GPU types deployed	H100, H200, B200, GB200
GPU utilization rate (1)	94%

Note:

(1)	GPU utilization rate as of the last day of the respective reporting period is calculated as the total number of GPUs under internal orders and external subscription divided by the total number of deployed GPUs. Internal orders refer to GPUs allocated for our internal use, including utilization for our AI cloud’s own business operations or development activities within our Company. GPUs under external subscription refers to GPUs that are contractually subscribed by external customers.

For further discussion of these metrics, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Performance Metrics.”

We are in the process of converting a significant proportion of our existing global datacenter capacity to dedicated AI datacenters, see “—Our Datacenters.” We are in ongoing discussions with potential development partners and potential end users for selecting large scale sites in the U.S. for our AI infrastructure and AI cloud business.

In addition, we are actively pursuing colocation opportunities across our global datacenter portfolio. We are in negotiations with potential colocation tenants for our datacenters in Tydal, Norway and remain in discussions with potential tenants and development partners in various other sites. Our colocation offering leverages the power infrastructure and datacenter capacity that we have developed for our mining operations, providing customers with access to large-scale, competitively priced power in strategic locations.

We have also invested in our software platform capabilities to support our AI infrastructure and AI cloud business. We recently launched a managed Kubernetes service with GPU-native orchestration, supporting scalable deployment of AI training and inference workloads. The platform includes integrated GPU management, intelligent job scheduling, and an AI application marketplace to streamline cluster operations and accelerate AI development for our customers. In addition, our AI cloud offering includes Model Studio, a platform that supports the deployment of over 50 open-source models for use cases ranging from basic inference to advanced multimodal applications. We have also integrated with the NVIDIA NemoClaw platform to support agentic AI workloads, enabling enterprise customers to execute complex, multi-step workflows in a managed environment.

Hosting

We offer three types of hosting services to meet customers’ diverse demands for professional hosting solutions and lower the prohibitive upfront investment costs associated with mining datacenter construction, deployment and operations.

●

General Hosting. We offer hosting solutions to professional miner customers who send their mining rigs to our mining datacenters for hosting. Specifically, we provide server room, professional support from technical and managerial personnel, supporting power, network and security monitoring facilities, among others, and carry out routine maintenance, system configurations, troubleshooting and daily reporting to ensure a smooth operation of the hosted mining rigs. At the customers’ option, we also provide assistance for deployment, installation and removal of hosted mining rigs and repair of mining rigs. Under the standard agreements with General Hosting customers, we charge monthly service fees, which include costs of operating and maintaining the mining rigs, costs of electricity and other costs mainly related to mining rig deployment and repair. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customers’ mining yield during a period. We generated revenue of US$97.3 million, US$67.6 million and US$35.0 million for the years ended December 31, 2023, 2024 and 2025, respectively, from General Hosting.

●	Membership Hosting. We offer a membership program for large-scale miner customers who seek stable, long-term hosting capacity. Unlike General Hosting, a Membership Hosting customer is designated certain capacity exclusive for use by such customer under a membership program agreement. We charge an upfront fee for program benefits, including early and priority access to newly available datacenter capacity and more favorable pricing terms. We also provide management services for the customer’s mining rigs up to the designated capacity under a separate management services agreement, with fees charged monthly based on resource consumption. We generated revenue of US$79.9 million, US$64.0 million and US$61.2 million for the years ended December 31, 2023, 2024 and 2025, respectively, from Membership Hosting.

●	Cloud Hosting. We provide retail miner customers with one-stop mining rig hosting solutions, enabling them to gain access to stable computing power from specified mining rigs in a capital-light manner. Customers pay an upfront fee for computing power produced by the specified mining rigs and subscribe to the hosting service for the same mining rigs over their useful life. We are responsible for the operation and maintenance of the mining datacenter and the mining rigs, including electricity supply and daily maintenance and repair. We also charge a periodic maintenance fee based on resource consumption. The major differences among General Hosting, Membership Hosting and Cloud Hosting are the sources of mining rigs, the target customers and the customers’ payment of hosting fees, as summarized below.

Hosting service	Sources of mining rigs	Target customers	Fees
General Hosting	Mining rigs from target customers	Professional miners	● Monthly payment for hosting service based on actual consumption of our mining datacenter resources, such as electricity. ● Additional variable consideration based on the customers’ mining yield
Membership Hosting	Mining rigs from target customers	Large-scale miners

●     Upfront payment to secure our capacity

●     Monthly payment for management service based on the actual consumption of our mining datacenter resources, such as electricity, after the delivery of capacity

Cloud Hosting	Mining rigs from our existing mining fleets	Retail miners	● Upfront payment for subscription of computing power from our mining rigs ● Maintenance fees throughout the service process

Cloud Hash Rate

Through Cloud Hash Rate, customers enter into hash rate contracts with us to subscribe to the hash rate derived from our self-owned mining rigs, saving themselves from purchasing, installing or hosting mining rigs. Cloud Hash Rate features authentic and transparent hash rate products as users can track the hash rate output on their chosen third-party mining pool, easily ascertain that they receive the right value and receive payments directly from mining pools. With our hash rate slicing and hash rate scheduling technologies, we are able to provide our customers continuous online computing power. We use standard agreements with our customer for Cloud Hash Rate. We generated revenue of US$67.9 million, US$39.8 million and US$2.1 million for the years ended December 31, 2023, 2024 and 2025, respectively, from Cloud Hash Rate.

Measures to prevent unauthorized or impermissible customer access

We have established comprehensive anti-money laundering (“AML”) processes, know-your-customer (“KYC”) procedures and IP address geo-blocking measures to prevent unauthorized and impermissible access to our products and services, including hash rate products, mining machines, AI cloud services and colocation services, by customers in jurisdictions where we have identified laws or regulations that restrict our offerings. These measures generally encompass the following key steps:

(i)	following IP address and customer identification, access from prohibited regions, including Cuba, Iran, North Korea, Syria, Russia, Belarus, Venezuela and Ukraine, is blocked, and customers in most other areas, including the United States, must complete AML and KYC procedures prior to purchasing our products and services;

(ii)	based on the results of our customer due diligence process, customers from the United States or other applicable jurisdictions will be denied the purchase of our hash rate products;

(iii)	based on the results of our customer due diligence and export control screening process, any individual or entity listed on U.S. export control and economic sanctions lists, including but not limited to the Denied Persons List, the Entity List and the Specially Designated Nationals and Blocked Persons List (SDN List), will be denied the purchase of any of our products or services; and

(iv)	all transactions and customer KYC statuses are subject to our ongoing monitoring and periodic review.

For a discussion of the risks relating to offering our hash rate products to U.S. customers and/or customers from other jurisdictions where such offering may be restricted, see the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance and Other Legal Matters — Our cloud hash rate business may be subject to U.S. jurisdiction if we are not able to avoid offering or selling our hash rate products to U.S. customers. Additionally, our cloud hash rate business may be deemed as securities offerings in other jurisdictions where it is offered.”

Our Cryptocurrencies

Cryptocurrencies and Protocols Involved in Our Business

98.8%, 97.8% and 96.3% of our self-mining revenue for the years ended December 31, 2023, 2024 and 2025, respectively, were generated from Bitcoin mining. The remaining mining yield were generated from Ethereum Classic and other cryptocurrencies that are less mainstream, as illustrated below:

	For the Year Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
BTC(Bitcoin)	381,330	96.3	159,401	97.8	110,386	98.8
ETC(Ethereum Classic)	14,177	3.6	2,715	1.7	9	0.0
ZIL(Zilliqa)	231	0.1	69	0.0	-	-
DOGE(Dogecoin)	160	0.0	278	0.2	371	0.4
FB(Fractal Bitcoin)	92	0.0	263	0.2	-	-
FIL(Filecoin)	28	0.0	195	0.1	183	0.2
LTC(Litecoin)	20	0.0	39	0.0	194	0.2
ZEC(Zcash)	-	-	49	0.0	454	0.4
Others	8	0.0	77	0.0	86	0.0
Total	396,046	100.0	163,086	100.0	111,683	100.0

99.1%, 99.5% and 100.0% of our Cloud Hash Rate revenue for the years ended December 31, 2023, 2024 and 2025, respectively, were generated from hash rate plans subscribed for Bitcoin mining.

Policies and Procedures Related to Our Cryptocurrencies

We obtain cryptocurrencies from self-mining and cryptocurrencies - receivables and also generally accept cryptocurrencies as payments for services available to customers, such as Cloud Hash Rate, Cloud Hosting, General Hosting and Membership Hosting. In response to the market dynamics, we applied a flexible internal strategy in 2025 for either converting cryptocurrencies obtained through our principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future. We had fully liquidated our BTC treasury, reporting zero BTC held as of February 20, 2026. The cryptocurrencies held by us as of December 31, 2023, 2024 and 2025 were US$ 15.4 million, US$77.5 million and US$83.1 million, respectively. The table below shows the type and amount of digital assets held as of the end of each year:

	As of December 31,
	2025		2024		2023
	US$	%	US$	%	US$		%
	(in thousands, except for percentages)
BTC	65,060	78.3	62,560	80.7	6,729		43.8
USDT(Tether)	7,490	9.0	5,096	6.6	3,733		24.3
ETH(Ethereum)	7,116	8.6	6,885	8.9	3,992		26.0
DOGE	3,350	4.0	634	0.8	5		0.0
ETC	41	0.1	1,482	1.9	0	*	0.0
FIL	14	0.0	859	1.1	844		5.5
USDC(USD Coin)	2	0.0	2	0.0	34		0.2
Others	4	0.0	19	0.0	34		0.2
Total	83,077	100.0	77,537	100.0	15,371		100.0

*	Less than US$500 but not nil

We generally use BIT Group to custody our cryptocurrencies. Please see the section entitled “— Our Cryptocurrencies Storage and Custodial Practices” below for more details on the related procedures in this regard.

In September 2025, we entered into a loan agreement with BIT Group for a financing facility of up to US$400.0 million (the “BTC Collateralized Loan”). Loans drawn under the facility bear a fixed interest rate of 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is collateralized by Bitcoin, maintained based on a loan-to-value ratio. As of the date of this annual report, we had drawn down US$118.0 million under the BTC Collateralized Loan, and all amounts outstanding have been repaid in full.

In February 2026, we entered into a loan agreement with BIT Group, pursuant to which we borrowed 800 Bitcoin from BIT Group (the “BTC Loan”). The agreement was amended in February and March 2026 to increase the financing facility from 800 Bitcoin to 3,000 Bitcoin and 6,000 Bitcoin, respectively. Loans drawn under the facility bear interest at 3.00% per annum, payable weekly in arrears. Each drawdown has a tenor as agreed between the parties. The loans are secured by collateral in the form of stablecoins or fiat currency and are subject to a loan-to-value ratio.

In the same month, we entered into a structured product master agreement (the “BIT Structured Product Agreement”) with BIT Group. Under the BIT Structured Product Agreement, BIT Group will provide a diverse suite of products, including collateralized financing, options, notes, accumulators/decumulators and other digital asset derivatives.

We are open to more options to generate additional income by leveraging our cryptocurrencies and fiat currencies in the future; however, we prioritize our operating activities in terms of cash usage. We believe that our cash, short-term investment, proceeds from our principal business, and anticipated proceeds from disposal of cryptocurrencies will be sufficient to meet our current and anticipated working capital requirements for at least the next 12 months from the date of this annual report. Consistent with our recent approach, we expect to opportunistically access sources of capital, including proceeds from the issuance of convertible notes, Class A ordinary shares and borrowing arrangements, to meet our current and anticipated capital expenditure requirements. We monitor our investments closely and limit our exposure to the investment risk by including in our operation strategy the requirements to invest only in robust wealth management products.

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

However, such framework adopted by us to determine whether certain digital assets are “securities” involves risk-based judgements by us, is not based on a legal standard or determination binding on any regulatory body, and therefore is inherently associated with a number of risks. In March 2026, the SEC issued an interpretive release that classified Bitcoin and certain other major cryptocurrencies as digital commodities rather than securities. However, the interpretive release is not binding on courts, and classification under the framework is not permanent, as digital assets may move in or out of securities status over time. It is possible that future regulatory developments, judicial decisions or changes in the governing administration could substantially impact the classification of digital assets, including those we hold or mine.

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

For a more comprehensive discussion of the relevant risks, please see the sections entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Cryptocurrencies — There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of cryptocurrencies, such as Bitcoins, in a manner that adversely affects our business, prospects or operations” and “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance and Other Legal Matters — If we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”

Our Cryptocurrencies Storage and Custodial Practices

During the years ended December 31, 2025, 2024 and 2023, substantially all of our cryptocurrencies were held in custody by BIT Group. Our purchase and disposal of cryptocurrencies, at spot price on the date of transaction, were also primarily from and to BIT Group, a related party. Following our separation from BitMain Technologies Holding Company (collectively with its subsidiaries, “Bitmain”), we entered into two custody agreements with BIT Group on February 10, 2021 through our subsidiaries, pursuant to which we appointed BIT Group to (i) establish a custody account for the deposit of cryptocurrencies to be held by BIT Group on our behalf, and (ii) act as the custodian of the cryptocurrencies that are delivered to the designated blockchain  address under our custody accounts. For more information, please see the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Cryptocurrencies — We may not have adequate sources of recovery if the cryptocurrencies held by us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw our cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.”

Our custody accounts in BIT Group are protected by username, password, and hardware tokens. We are able to view the assets in the custody account and relevant transfers via BIT Group’s custody system. We are able to receive, withdraw and dispose of cryptocurrencies with the custody account. Each withdrawal request is subject to verification by a person designated by us, and if withdrawal is up to certain limit, to additional verification procedure applied by BIT Group, including calling a separately designated person or requesting additional written confirmation. We note that BIT Group offers a robust security infrastructure designed to safeguard its custody clients from crypto fraud. The generation and storage of, and the transaction signing by, the private keys are all under encryption in hardware security modules (HSMs) that provide tamper evidence, tamper resistance and tamper responsiveness features to safeguard the private keys and make sure no staff of BIT Group or anyone can have access to plain text of private keys. In extreme cases, private keys can be recovered by BIT Group’s disaster recovery measure. Private keys have been sharding into eight pieces that will be stored in an encrypted hard disk which will then be kept in physical safe deposit boxes in different banks. These sharding pieces are accessible only to certain qualified employees of BIT Group, who must obtain prior permission and must follow “Segregation of Duty and Least Knowledge Principle” under which such employees have right to recover the private keys but no right to trigger the withdrawal function from customers’ designated accounts. All crypto transactions will be monitored by BIT Group’s central security system. If an unusual transaction is identified, an alert will be issued to the relevant customer in real time for transaction verification purposes.

All withdrawal and transfer of assets shall be permitted by applicable laws and regulations and BIT Group’s internal policies and procedures. BIT Group is obligated to keep and maintain, or cause to be kept, accurate books and records with respect to any custody account and assets in accordance with applicable law. Statements of assets, along with a ledger of receipts and disbursements of assets is available to us via BIT Group’s custody system. Under the custody agreements, we are obligated to pay to BIT Group custody fees as a percentage of the value of the cryptocurrencies in U.S. Dollars under custody, monthly management fees as negotiated, and withdrawal fees if applicable. We incurred approximately US$0.2 million, US$0.2 million and US$0.5 million service fees, respectively, including primarily custody fees, to BIT Group for the years ended December 31, 2023, 2024 and 2025.

Our Datacenters

We currently operate ten datacenters across multiple countries including the United States, Norway, Bhutan, Ethiopia and Malaysia, with an aggregate electrical capacity of 1,744.0 MW in use as of March 31, 2026. We are evaluating the use of certain datacenter sites for colocation or AI cloud arrangements, and have initiated the conversion of certain mining datacenter sites for AI cloud and colocation use. We expect to achieve access to a total electrical capacity of approximately 3,003.5 MW thereafter. The locations, electrical capacity, status, estimated timeline and intended use of our datacenters, as of March 31, 2026, are illustrated in the chart below:

Site / Location	Capacity (MW)	Energization Timing(1)	Planned Usage
Electrical capacity
- Rockdale, Texas	563	Online	Evaluation of crypto converting to colocation / AI cloud
- Knoxville, Tennessee – phase 1	37	Q4 2026	Crypto converting to AI cloud
- Knoxville, Tennessee – phase 2	49	Q1 2027	Crypto converting to AI cloud
- Wenatchee, Washington	13	Q4 2026	Crypto converting to AI cloud
- Molde, Norway	84	Online	Crypto and in early assessment of converting to AI cloud
- Tydal - 1, Norway	50	Q4 2026	Crypto converting to colocation
- Tydal - 2, Norway	175	Q4 2026	Crypto converting to colocation
- Gedu, Bhutan	100	Online	Crypto
- Jigmeling, Bhutan	500	Online	Crypto
- Oromia Region, Ethiopia	50	Online	Crypto
- Massillon, Ohio	121	Online	Crypto
- Cyberjaya, Malaysia(2)	2	Online	AI cloud
Total electrical capacity	1,744
Pipeline capacity(3)
- Massillon, Ohio	74/26	Q2 2026/Q3 2026	Crypto
- Clarington, Ohio	570	To be updated	Colocation
- Niles, Ohio	300	Q4 2028	Colocation / AI cloud
- Rockdale, Texas	179	2026	Evaluation for colocation / AI cloud
- Alberta, Canada	101	Q2 2027	Crypto
- Cyberjaya, Malaysia(2)	9.5	Q4 2026	AI cloud
Total pipeline capacity	1,259.5
Total global electrical capacity	3,003.5

Notes:

(1)	Indicative timing for completion of power. All timing references are to calendar quarters and years.

(2)	Capacity under lease arrangement.

(3)	“Pipeline capacity” refers to datacenters with power secured, currently under active construction or negotiation but not yet completed.

Datacenters in use

●	Texas Datacenter. Our datacenter in Rockdale, Texas became operational in February 2019 and had 563 MW electrical capacity in use as of March 31, 2026. We are evaluating converting this site for colocation or AI cloud use.

●	Norway Datacenters. Our datacenters in Fræna municipality (Molde datacenter, 84 MW) and Tydal municipality (Tydal Phase 1: 50 MW; Tydal Phase 2: 175 MW), Norway became operational in December 2019 and had 309 MW electrical capacity in use as of March 31, 2026. The Tydal facilities are being converted for colocation use, with planning and design continuing to advance and orders for critical long-lead equipment placed to support the targeted project timeline for completion around the end of 2026. We have engaged Data Center Installations AS as our design and construction partner for the Tydal AI datacenter conversion. Decommissioning of Bitcoin mining rigs at Tydal has begun to make room for the conversion. The Molde facility is in early assessment for potential conversion to AI cloud use.

●	Tennessee Datacenter. Our datacenter in Knoxville, Tennessee became operational in May 2020 and had 86 MW electrical capacity in use as of March 31, 2026. This site is being converted for AI cloud use in two phases, with Phase 1 (37 MW) design work initiated and targeted for completion by the fourth quarter of 2026 and Phase 2 (49 MW) targeted for the first quarter of 2027.

●	Washington Datacenter. Our datacenter in Pangborn, Washington became operational in May 2018 and had 13 MW electrical capacity in use as of March 31, 2026. This site is being converted for AI cloud use. AI datacenter design documents and building permit applications have been submitted for approval, and core equipment is being delivered in succession. We plan to begin with a GB300 cluster. Dismantling of the crypto mining datacenter started in March 2026, with completion targeted for the fourth quarter of 2026.

●	Bhutan Datacenters. Our datacenter in Gedu (100 MW) became operational in the third quarter of 2023. Our datacenter in Jigmeling (500 MW) commenced phased operations in April 2025 and is expected to reach full-scale operations in 2026. Together, these datacenters had 600 MW electrical capacity in use as of March 31, 2026.

●	Ethiopia Datacenter. Our datacenter in Oromia Region, Ethiopia became operational in 2025 and had 50 MW electrical capacity in use as of March 31, 2026.

●	Massillon Datacenter. Our datacenter in Massillon, Ohio became operational in 2025 and had 121 MW electrical capacity in use as of March 31, 2026.

●	Malaysia Datacenter. Our AI datacenter in Cyberjaya, Malaysia became operational in November 2025 and had 2 MW electrical capacity under a lease arrangement in use as of March 31, 2026.

Datacenters in the pipeline

We have accumulated knowledge and expertise in the global landscape of electric power supply, which enables us to select prime locations to construct datacenters for mining, colocation and AI cloud businesses.

●	Massillon Datacenter. An additional approximately 74 MW is expected to be energized in phases during the second quarter of 2026. Approximately 26 MW in two fire-damaged buildings is expected to be rebuilt and energized by the end of the third quarter of 2026, with reconstruction currently underway. We anticipate that the total reconstruction cost will be substantially recovered through insurance coverage. See the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Operations, Industry and Financial Condition — Delays in the expansion of existing datacenters, the conversion of mining datacenters to AI datacenters or the construction of new datacenters, as well as any significant cost overruns, could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.”

●	Clarington Datacenter. We have 570 MW of power under contract with a local utility. The timing of power availability and construction may be affected by ongoing legal proceedings filed by American Heavy Plate Solutions, LLC. Design and other preparation work continue. See the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance and Other Legal Matters — We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, business partners, customers or employees. Our shareholders and business partners are also subject to risks relating to litigation and disputes, which could adversely affect our business or reputation.”

●	Niles Datacenter. We own 41.8 acres of land at a 300 MW grid-interconnected development site intended for colocation or AI cloud use, and have entered into a transmission line extension agreement with a local utility company.

●	Rockdale Datacenter. An additional 179 MW is in planning, with estimated completion in 2026. We are evaluating this capacity for colocation or AI cloud use.

●	Alberta Datacenter. We have acquired a 101 MW site in Fox Creek, Alberta, which is fully licensed and permitted for the construction of an on-site natural gas power plant. The site is currently being developed for cryptocurrency mining operations and we are assessing design schemes to accommodate potential future AI datacenter requirements. Energization is estimated by the second quarter of 2027.

●	Malaysia Datacenter. An additional 9.5 MW pipeline capacity under a lease arrangement is currently in progress and expected to be energized in the fourth quarter of 2026. This site is intended to be used for AI cloud services.

We are also continually exploring other sites for power security and construction of our datacenters.

Agreements Related to Our Datacenters

Lease Agreement for the Datacenter in Rockdale, Texas

In June 2018, Dory Creek, LLC, our subsidiary, entered into the Lease Agreement with Alcoa USA Corp. (“Alcoa”), as amended by the First Amendment to Lease dated October 18, 2018, the Second Amendment to Lease dated May 1, 2019, the Third Amendment to Lease dated May 11, 2021, the Fourth Amendment to the Lease dated May 11, 2021, the Fifth Amendment to Lease dated August 30, 2021 and the Sixth Amendment to Lease dated October 25, 2021 (the “Texas Lease Agreement”), pursuant to which we lease land, certain buildings and improvements on the land, a certain portion of Alcoa’s power delivery network (“PUN”) and the non-exclusive right to use certain common areas in Rockdale, Texas, for the operation of a blockchain data processing software and hardware center (“Data Center”) as well as the office use and a technology repair facility related to the Data Center. Alcoa sells and conveys to us a 100% ownership interest in a certain PUN power circuit and the associated downstream components, subject to certain power delivery restrictions. Upon termination of the Texas Lease Agreement, our interest and ownership in the PUN will revert to Alcoa. We exercised the first of two automatic renewal options to extend the term of this lease for two successive periods of five years (each such period an “Extension Term”). If applicable, on each January 1 during the Extension Term, the annual fixed rent shall increase by the greater of 2.5% or the percentage of the change in the CPI, not to exceed 5% in any single year between the first month and the eleventh month during the previous year.

The Texas Lease Agreement was subsequently assigned by Alcoa to SLR Property I, LP (“SLR”), with whom Dory Creek, LLC entered into the Seventh Amendment to Lease and the Eighth Amendment to Lease, pursuant to which we lease certain buildings and access areas for storage/warehouse use (the “Storage Premises”, the premises under the Texas Lease Agreement except the Storage Premises, the “Remainder Premises”). Our lease with the Storage Premises (the “Storage Premises Lease”) automatically expires on the earlier of December 31, 2025 or the date that the Remainder Premises Lease expires or terminates. The Storage Premises Lease was not renewed beyond December 31, 2025.

Commercial Purchase and Sale Agreement for the Datacenter in Knoxville, Tennessee

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

Vacant Land Purchase and Sale Agreement for the Datacenter in Pangborn, Washington

In August 2017, we entered into the Vacant Land Purchase and Sale Agreement with Blackhawk Development Inc through Ant Creek, LLC, our subsidiary, pursuant to which we purchased from Blackhawk Development Inc a tract of land of 3 acres for a consideration of US$0.4 million. We use the land to support the operation of our datacenter in Pangborn, Washington.

Land Lease Agreement for the Datacenter in Gedu, Bhutan

In August 2023, we entered into a land lease agreement (the “Gedu Lease Agreement”) with Druk Holding and Investments Limited (“DHI”) through Bitdeer Gedu Private Limited, our subsidiary, pursuant to which DHI demises and leases unto us the exclusive right to use the sites located at Gedu, Bhutan for purposes of constructing, developing, operating and maintaining our cryptocurrency datacenter in Bhutan with an operational hosting capacity of 100MW.

In January 2025, we entered into a master deed of novation with DHI and Green Digital Limited, pursuant to which DHI agreed to transfer by novation all of its rights and obligations under the Gedu Lease Agreement, and Green Digital Limited has acquired and assumed all rights, interests, benefits, liabilities and all obligations thereunder.

Property Purchase Agreement for the Datacenter in Massillon, Ohio

In August 2023, we entered into a contract of sale (“Contract of Sale”) with B&D Power Solutions, LLC through Whitetail Creek, LLC (“Whitetail Creek”), our subsidiary, pursuant to which B&D Power Solutions, LLC agrees to sell and convey to us certain property set forth in the Contract of Sale, including but not limited to the land situated in Stark County, Ohio, together with all improvements and related rights and interests, as well as certain personal property, for a total purchase price of US$1.6 million.

Lease Agreement for the Datacenter in Monroe County, Ohio

In February 2024, we entered into a lease agreement with Monroe County Port Authority (“MCPA”) through Erie Creek LLC (“Erie Creek”), our subsidiary, as amended by the First Amendment to Lease Agreement (entered in April, 2024, the “First Amendment”) and the Second Amendment to Lease Agreement (entered in January, 2025), by and between the same parties (the “Monroe County Lease Agreement”). Pursuant to the Monroe County Lease Agreement, MCPA agrees to lease to Erie Creek a portion of certain land and improvements located in Ohio Township, Monroe County, Ohio for ten years (the “Primary Term”), with a portion of such leased premises to be used by AEP Energy Inc., for the construction of certain electric facilities. Through the First Amendment, the “Building Premises” under the lease are expanded to include an additional 94,723 square feet (referred to as the “New Building Premises”). Through the Second Amendment, (1) Erie Creek assigns its rights and obligations under the lease to Whitetail Creek; (2) The leased premises are expanded to include an additional 25.2-acre premises (referred to as the “Second Amendment Premises”). The total leased premises now include the original leased premises, the New Building Premises from the First Amendment, and the Second Amendment Premises; (3) tenant (Whitetail Creek) has the option to extend the lease for seven additional terms of ten lease years each after the Primary Term, provided that tenant is not in default; (4) tenant has the option to lease an additional portion of the project (the “Option Area”) by giving written notice within the option term (beginning on the execution date of the Second Amendment through the end of the 6th month thereafter).

Land Lease Agreement for the Datacenter in Jigmeling Bhutan

In May 2024, we entered into a land lease agreement (the “Jigmeling Lease Agreement”) with DHI through Bitdeer Jigmeling Private Limited, our subsidiary, pursuant to which DHI demises and leases unto us the exclusive right to use the sites located at Jigmeling, Bhutan for the sole purpose of constructing, operating and maintaining our datacenter in Bhutan with an operational hosting capacity of 500MW.

In January 2025, we entered into a master deed of novation with DHI and Green Digital Limited, pursuant to which DHI agreed to transfer by novation all of its rights and obligations under the Jigmeling Lease Agreement, and Green Digital Limited has acquired and assumed all rights, interests, benefits, liabilities and all obligations thereunder.

Sale and Purchase Agreement for the Datacenter in Fox Creek, Alberta, Canada

On February 3, 2025, we entered into a purchase and sale agreement through Bitdeer Energy Inc., a Canadian subsidiary of the Group with Alberta Limited to purchase a fully licensed and permitted 101 MW site and gas-fired power project situated on 19 acres of land near Fox Creek, Alberta, Canada, for a consideration of US$21.7 million.

Energy

We have built, and will continue to make significant investment in building, strong partnerships with local electricity experts and power enterprises. Through these partnerships, we reached an average electricity cost of our datacenters of approximately US$45/MWh for the year ended December 31, 2025. Through years of experience in and deep insight into the global power supply market, we are able to identify cost-efficient and environmentally sustainable sites for the construction and operation of our mining and AI datacenters, and have entered into electric power supply agreements with electricity suppliers to secure low electricity costs for our datacenters globally.

We consider environmental protection vitally important and have implemented measures in the operation of our business, in particular our datacenters, to ensure our compliance with all applicable laws and regulations in the United States, Bhutan, Norway, Ethiopia, Malaysia and other applicable jurisdictions. Our hash rate expansion strategy is energy conscious. We constantly monitor the operation of our mining rigs and replace older mining rigs models with newer ones periodically to optimize energy efficiency. As a result, we successfully lowered our average mining energy consumption from 31.7 J/TH as of December 31, 2023 to 30.4 J/TH as of December 31, 2024, and further to 17.9 J/TH as of December 31, 2025. We expect to further reduce our average energy consumption as we commence mass production and deployment of our SEALMINER A4 series, which integrates our proprietary SEAL04 chips and achieves power efficiency as low as 9.45 J/TH.

We stick with high environmental, social and governance (ESG) standards and strive to constantly increase the ratio of power supply generated from carbon-free energy. The ratio of our carbon-free power supply reached approximately 78% as of December 31, 2025, and is expected to remain at around 64% upon completing the construction of all datacenters “in the pipeline.” The ratio of our carbon-free power supply, as used herein, represents the weighted average ratio of carbon-free power supply at our datacenters, weighting in the respective electrical capacity at each datacenter. To be more specific, it is calculated by dividing (x) the sum of ratio of carbon-free power supply multiplied by electrical capacity at each of our datacenters, by (y) the total electrical capacity contributed by all our datacenters.

According to the latest available statistics regarding energy structure of power supply from respective local authorities or suppliers as of December 31, 2025, (i) the power supply in our datacenter in Pangborn, Washington was 100% carbon-free, almost entirely supported by hydroelectric resources, (ii) the power supply in our datacenters in Molde and Tydal, Norway was 100% carbon-free, primarily supported by wind and hydroelectric resources, (iii) the power supply in our datacenter in Rockdale, Texas was approximately 48% carbon-free, supported by clean energy resources such as wind, nuclear, solar and hydroelectric, as well as traditional energy resources such as gas and coal, (iv) the power supply in our datacenter in Knoxville, Tennessee was approximately 55% carbon-free, supported by clean energy resources, such as nuclear, hydroelectric and solar, as well as traditional energy resources such as natural gas units, (v) the power supply in our datacenters in Bhutan was 100% carbon-free, almost entirely supported by hydroelectric resources, and (vi) the power supply in our datacenters in Ohio was approximately 40% carbon-free, supported by clean energy resources such as nuclear, wind, solar, hydroelectric and biomass.

Sales and Marketing

In recent years, we have expanded our marketing and customer engagement efforts across all of our business lines. For our cryptocurrency mining business, we promote our products and services through participation in leading industry events, including keynote presentations and product demonstrations. We also showcase our infrastructure capabilities through datacenter tours, hardware performance testing and digital content. We continue to develop our digital marketing approach through structured product content, technical publications and search engine optimization to provide customers with transparent and data-driven information about our products and services. For our AI infrastructure and AI cloud business, we have expanded our brand presence by sponsoring and participating in AI industry conferences, hosting industry roundtables and hackathons, and providing HPC compute resources to research institutions. We have also built dedicated sales teams across North America, Southeast Asia and Europe to capture emerging demand and serve a growing base of multinational customers.

Technologies

We stay at the forefront of technology development and have built prominent research and development capabilities, including the progress we made on our ASIC technology roadmap. We benefit from our continuous investment in research and development as well as our strong and expanding research and development talent pool. Our core technical team has an average of over ten years of experience in relevant industries, including but not limited to cryptocurrency and AI. We have obtained patents to support key technologies underpinning our operations.

Our technology capabilities drive the differentiation of our business. In particular, the following technologies enable us to constantly improve our self-mining efficiency, effectively operate our AI related businesses, offer differentiated and quality products and services, and minimize impacts to the environment.

●	ASIC technology. We leverage proprietary ASIC technology to develop, manufacture, and commercialize our SEALMINER mining rigs to diversify our revenue streams and accelerate the growth of our self-mining operations. Owning and deploying our own mining ASICs is an integral part of our full vertical integration strategy. It will provide us distinct advantages – such as rapid hash rate deployment, a lower cost structure, enhanced capital efficiency, and a dramatically improved supply chain compared to the broader industry.

●	Proprietary miner management software. We developed our proprietary miner management software to serve as the centralized operating system for our global mining operations. The software integrates real-time monitoring and analytics, providing our operations team with detailed visibility into fleet-wide hash rate stability, hardware health and environmental metrics across multiple jurisdictions. The platform supports remote automation capabilities, enabling the efficient execution of firmware updates and configuration changes across our mining fleet, significantly reducing operational downtime and the need for manual intervention. To optimize electricity costs, which represent our largest operational cost, the software features an energy and power management module that enables automated power curtailment and demand-response participation, allowing us to dynamically adjust power consumption in response to fluctuating electricity prices and grid conditions. The software also incorporates maintenance and repair management tools that track the lifecycle of individual hashing components and support predictive maintenance workflows. By enabling a shift from reactive to predictive maintenance, this technology enhances the long-term durability of our hardware assets and improves the efficiency of both our self-mining and hosted hash rate operations.

●	AI cloud platform and software stack. Our full-stack, vertically integrated AI cloud platform has evolved into an enterprise-grade ecosystem that bridges high-performance infrastructure with sophisticated AI orchestration. At the infrastructure layer, we have moved beyond standard virtual machines to deploy next-generation NVIDIA Blackwell GPU series capable of supporting trillion-parameter model training. At the platform layer, our enhanced Model Studio offers over 50 open-source models and integrated Jupyter Notebook instances for real-time development, and provides a unified environment for managing distributed training jobs and containerized workloads across industry-standard frameworks such as PyTorch and TensorFlow. At the application layer, customers can build and deploy agentic AI workflows utilizing our integration with the NVIDIA NeMo ecosystem to facilitate multi-step reasoning and complex task orchestration.

●	Clean energy. We have taken various measures to increase the ratio of clean energy in support of the operations of our datacenters. As of December 31, 2025, our non-carbon energy supply ratio was approximately 78%. We have also spent considerable efforts in minimizing the impact on the local environment. For example, instead of building new plants from the ground, we renovated abandoned or deserted plants on sites when constructing our datacenters in Tennessee and Texas. See the section entitled “— Energy” above for more details.

●	Hash rate slicing. We supply our customers the subscribed amount of hash rate by first dividing hash rate into “time slices,” each encompasses a certain number of calculations over a period of time. Through hash rate slicing, hash rate is divided into “time slices” by algorithm instead of by manual intervention and then submitted to multiple mining pool accounts to support multiple users. Our ability to generate a minimum hash rate unit of 1TH/s enables us to adjust hash rate allocation accurately and dynamically, and optimize operating metrics automatically in order to minimize fluctuations in terms of quantum in hash rate supply under Cloud Hash Rate.

●	Hash rate scheduling. We are able to achieve redeployment of hash rate across different mining rigs through hash rate scheduling. When a single mining rig fails, hash rate from other mining rigs can be instantly dispatched to ensure timing stability of hash rate supply. As a result, we are able to maintain a hash rate online rate of 100% under Cloud Hash Rate.

Competition

For our self-mining business, we compete with mining operations throughout the world. We compete to solve new blocks on the basis of our total number of mining rigs, the degree of mining difficulty and the efficiency of our mining. In addition, we compete to develop, manufacture and deploy or acquire new mining rigs including ASICs of our own design, which we also compete to sell to other users, to obtain access to facilities and prime location of mining operations, to electricity, to develop or acquire new technologies and to raise capital.

For our ASIC and mining rig operations, we compete with established ASIC manufacturers and mining rig suppliers, who have longer operating histories, larger installed customer bases and more mature supply chains. In particular, some of our competitors have established relationships with semiconductor foundries and may be able to secure production capacity on more favorable terms or shorter lead times than we can. Our ability to compete effectively depends on the performance and power efficiency of our SEALMINER mining rigs, our ability to execute our chip development roadmap on schedule, the pricing of our products relative to competitors, and our capacity to scale manufacturing to meet customer demand.

For our AI infrastructure and AI cloud business, we compete with established hyperscale cloud providers, specialized AI infrastructure providers and datacenter operators offering colocation services. These competitors have significantly greater financial, technical and operational resources, more extensive datacenter footprints, deeper relationships with GPU suppliers and established power and land positions, and more mature software platforms for workload orchestration, monitoring and management. Our ability to compete effectively depends on our ability to obtain financing for AI datacenter construction and conversion and for the procurement of GPUs and other AI related equipment on acceptable terms, the speed at which we can convert and build out AI datacenter capacity, our ability to procure GPUs and other specialized hardware on competitive terms and in sufficient quantities, the availability and cost of power and land at our datacenter locations, the reliability and performance of our infrastructure, our ability to secure customer contracts, and the competitiveness of our pricing. The AI infrastructure market is evolving rapidly and is characterized by substantial capital investment and long lead times, and there can be no assurance that we will be able to establish a meaningful competitive position.

For our hosting service, we compete with other hosting operations globally. Our competitiveness depends on our ability to supply hosting space and power, our deployment, management and operation capabilities, the value of our service offering to customers, the availability of mining equipment and technologies, among other factors. We enjoy the first-mover advantage in mining datacenter deployment and operation as well as mining rig management. For our cloud hash rate business, we compete on both the quantity and the quality of our hash rate supply, which depends on our mining datacenter resources, the total number of our mining rigs, our ability to involve third-party hash rate suppliers and our access to technologies to maintain hash rate supply stability.

Our main competitors in the foregoing competitive industries include Applied Digital Corporation, Argo Blockchain PLC, Bit Digital, Inc., Bitfarms Ltd., Bitmain Technologies Ltd., Canaan Inc., Cipher Mining Inc., CleanSpark, Inc., Core Scientific, Inc., CoreWeave, Inc., Galaxy Digital Holdings Ltd., Greenidge Generation Holdings Inc., Hive Blockchain Technologies Inc., Hut 8 Mining Corp., Iris Energy Limited, Marathon Digital Holdings, Inc., MicroBT, Nebius Group N.V., Riot Blockchain, Inc. and TeraWulf Inc. Many of our competitors are well-known worldwide players and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. Some of our competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. As such, we expect that competition in our markets will continue to be intense.

Intellectual Property

As of December 31, 2025, we owned 45 registered patents, 11 registered copyrights, 304 registered trademarks and 254 registered domain names. We are also in the process of applying for 116 registered patents. The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the foregoing, is important to the success of our business. We seek to protect our intellectual property rights by filing applications in various patent, trademark and other government offices, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We have routinely entered into confidentiality and invention disclosure and assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

Government Regulation

Due to the relatively short history of cryptocurrencies and their emergence as a new asset class, government regulation of blockchain and cryptocurrencies is constantly evolving. In the United States, the SEC established a Crypto Task Force in January 2025 dedicated to developing a comprehensive regulatory framework for crypto assets, and in March 2026 issued an interpretive release applying federal securities laws to certain types of crypto assets and certain transactions involving crypto assets. State and local regulations may also apply to our activities. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses. Presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to Bitcoin with respect to its production, sale and use as a medium of exchange. Outside the United States, various foreign jurisdictions have adopted, or may adopt, laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks and their users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States. For example, in April 2023, European lawmakers approved the European Union’s Markets in Crypto-Assets Regulation (MiCA), establishing a comprehensive regulatory framework for crypto-assets.

As we expand our AI infrastructure and AI cloud business, we are also subject to an evolving regulatory landscape governing the construction and operation of AI datacenters. In the United States, there is growing legislative interest at both the federal and state levels in regulating the energy consumption, environmental impact and community effects of AI datacenters. In March 2026, federal legislation was introduced that would impose a moratorium on the construction of new AI datacenters until comprehensive AI regulations are enacted, and over a dozen states have proposed or enacted similar moratorium measures at the state level. Separately, bipartisan legislative proposals have been introduced to mandate reporting of datacenter power usage and to impose penalties for non-compliance. While the federal moratorium proposal is not expected to advance in the current Congress, these developments reflect increasing public and legislative scrutiny of AI datacenter expansion. If adopted, such measures could delay or restrict the construction, conversion or expansion of our AI datacenters, increase our compliance costs, or limit the availability of electrical capacity for our operations. In addition, our AI infrastructure operations may be subject to regulations governing data privacy, export controls on AI-related hardware, and cross-border data transfers, each of which is evolving and could impose additional compliance obligations or restrict our ability to serve customers in certain markets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance and Other Legal Matters — Our mining and AI datacenter operations are energy-intensive, which may restrict the geographic locations of our operations, give rise to community opposition and have a negative environmental impact” and “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance and Other Legal Matters — The regulatory landscape for AI is developing rapidly across the jurisdictions in which we operate, and evolving compliance obligations could increase our costs and affect our operations.”

We continue to monitor regulatory developments affecting both our mining and AI operations in each of the jurisdictions where we operate and plan to expand.

C.	Organizational Structure

The following table presents our principal subsidiaries as of the date of this annual report, which are also set forth in Exhibit 8.1 to this annual report.

Name*	Jurisdiction	% of Ownership Interest Held by Bitdeer Technologies Group
Bitdeer Technologies Holding Company	Cayman Islands	100%
Straitdeer Pte. Ltd.	Singapore	100%
Sharpening Technology Limited	British Virgin Islands	100%
Bitdeer Technologies Limited	Hong Kong	100%
Bitdeer Netherlands B.V.	Netherlands	100%
Bitdeer Norway AS	Norway	100%
Norwegian AI Technology AS	Norway	100%
Bitdeer Malaysia Sdn. Bhd.	Malaysia	100%
Bitdeer Inc.	United States of America	100%
Carpenter Creek, LLC	United States of America	100%
Ant Creek, LLC	United States of America	100%
Dory Creek, LLC	United States of America	100%
Bitdeer Sales (USA) Inc.	United States of America	100%
Whitetail Creek LLC	United States of America	100%
Asia Freeport Holdings Pte. Ltd.	Singapore	100%
Le Freeport Real Estate Pte. Ltd.	Singapore	100%
Le Freeport Management Pte. Ltd.	Singapore	100%
Singapura Technologies Limited	British Virgin Islands	100%
Tosummer Technologies HK Limited	Hong Kong	100%
Bitdeer Bhutan Equipment Limited	British Virgin Islands	100%
BITDEER GEDU PTE LTD	Bhutan	100%
BITDEER JIGMELING PTE LTD	Bhutan	100%
Bitdeer Semiconductor Technology Pte. Ltd.	Singapore	100%
Bitdeer Semiconductor Sales Pte. Ltd.	Singapore	100%

*	Other subsidiaries of the Company, including BSGA, have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the date of this annual report.

D.	Property, Plants and Equipment

Our principal executive offices are located at Aperia tower 1, 08 Kallang Avenue, Singapore 339509, where we lease approximately 22,000 square feet of office space. This facility houses our administrative headquarters and research and development center. We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations. For our datacenters, see the section entitled “Item 4. Information on the Company — B. Business Overview — Our Datacenters.”

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

Recent Developments

Recent events impacting our business are as follows:

Tydal Data Center Contract for Design and Construction

In March 2026, Tydal Data Center AS, our subsidiary, entered into a contract for design and construction (the “Tydal EPC Agreement”) with Data Center Installations AS, a Norwegian limited company, for the conversion and upgrading of our existing datacenter in Tydal, Norway into an AI datacenter. The agreement is structured on an open-book, cost-plus basis. The project is expected to be completed in phases commencing in December 2026.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Tydal EPC Agreement, the English translation of which are incorporated herein by reference to Exhibit 4.43 to this annual report.

Financing Facility

In February 2026, we repaid an existing financing facility with a commercial bank (the “Financing Facility”) with a principal amount of US$26.0 million, which was unsecured and bore interest at a rate of 10.31% per annum. We subsequently drew down US$26.0 million from the Financing Facility, which is due in July 2026.

BTC Loan

In February 2026, we entered into a loan agreement with BIT Group, pursuant to which we borrowed 800 Bitcoin from BIT Group. The agreement was amended in February and March 2026 to increase the financing facility from 800 Bitcoin to 3,000 Bitcoin and 6,000 Bitcoin, respectively. Loans drawn under the facility bear interest at 3.00% per annum, payable weekly in arrears. Each drawdown has a tenor as agreed between the parties. The loans are secured by collateral in the form of stablecoins or fiat currency and are subject to a loan-to-value ratio. As of the date of this annual report, we have an outstanding balance of approximately 2,802 Bitcoin under the facility.

BIT Structured Product Agreement

In February 2026, we entered into the BIT Structured Product Agreement with BIT Group, pursuant to which BIT Group will provide a diverse suite of products, including collateralized financing, options, notes, accumulators/decumulators, and other digital asset derivatives. As of the date of this annual report, we have entered into put option transactions under the BIT Structured Product Agreement with total premium paid of approximately US$6.4 million.

February 2026 Convertible Notes

In February 2026, we issued US$325.0 million in aggregate principal amount of 5.00% Convertible Senior Notes due 2032 (the “February 2026 Convertible Notes”) and an additional US$50.0 million principal amount of the February 2026 Convertible Notes pursuant to the initial purchasers’ exercise of their option, for a total of US$375.0 million in aggregate principal amount. In connection with the February 2026 Convertible Notes, we entered into privately negotiated capped call transactions with certain of the initial purchasers or affiliates thereof and certain other financial institutions.

2026 Equity Offering

In February 2026, we completed a registered direct offering of 5,503,030 of our Class A ordinary shares at a price of US$7.94 per share. In connection with the 2026 Equity Offering, we entered into individually negotiated share purchase agreements with certain institutional investors holding our November 2024 Convertible Notes. We used the net proceeds from the 2026 Equity Offering, together with a portion of the net proceeds from the February 2026 Convertible Notes, to repurchase for cash US$135.0 million aggregate principal amount of the November 2024 Convertible Notes.

Barclays Capital Inc. acted as the exclusive placement agent (the “2026 Placement Agent”) in connection with the 2026 Equity Offering pursuant to that certain placement agency agreement dated as of February 19, 2026, by and between us and the 2026 Placement Agent.

BIT Assets Collateralized Loan

In April 2025, we entered into a loan agreement with BIT Group for a financing facility of up to US$200.0 million (the “BIT Assets Collateralized Loan”). Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate and are repayable in fixed monthly instalments over a 24-month term. The facility is collateralized by our SEALMINERs, and is maintained in compliance with an agreed loan-to-value ratio. In July and October 2025, we entered into amendments to the BIT Assets Collateralized Loan, pursuant to which the total maximum financing facility was increased from US$200.0 million to US$400.0 million and the definition of collateral was expanded to include mining rigs, inventories, datacenter assets and such other collateral as may be mutually agreed between the parties. As of the date of this annual report, we had drawn down US$400.0 million under the BIT Assets Collateralized Loan.

In October, December 2025, January, February and March 2026, we entered into additional loan agreements with BIT Group similar to the BIT Assets Collateralized Loan arrangement, pursuant to which additional financing facilities of US$100.0 million were made available in October 2025 and US$50.0 million were made available in each respective month from December 2025 to March 2026, for an aggregate of US$300.0 million, on substantially the same terms. As of the date of this annual report, we had fully drawn down US$300.0 million under these additional facilities.

BTC Collateralized Loan

In September 2025, we entered into the BTC Collateralized Loan with BIT Group for a financing facility of up to US$400.0 million. Loans drawn under the facility bear a fixed interest rate of 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is collateralized by Bitcoin, maintained based on a loan-to-value ratio. As of the date of this annual report, we had drawn down US$118.0 million under the BTC Collateralized Loan, and all amounts outstanding have been repaid in full.

November 2025 Convertible Notes

In November 2025, we closed a private placement of US$400.0 million principal amount of 4.00% Convertible Senior Notes due 2031 (i.e., the November 2025 Convertible Notes). In connection with the November 2025 Convertible Notes, we entered into privately negotiated capped call transactions with certain of the initial purchasers or affiliates thereof and certain other financial institutions.

2025 Equity Offering

In November 2025, we completed a registered direct offering of 10,661,140 of our Class A ordinary shares at a price of US$13.94 per share (i.e., the 2025 Equity Offering). In connection with the 2025 Equity Offering, we entered into individually negotiated share purchase agreements with certain institutional investors holding the November 2024 Convertible Notes. We used the net proceeds from the 2025 Equity Offering, together with a portion of the net proceeds from the November 2025 Convertible Notes, to fund certain note repurchase transactions with respect to US$200.0 million aggregate principal amount of the November 2024 Convertible Notes.

Barclays Capital Inc. acted as the exclusive placement agent (the “2025 Placement Agent”) in connection with the 2025 Equity Offering pursuant to that certain placement agency agreement dated as of November 12, 2025, by and between our Company and the 2025 Placement Agent.

Digital Asset Collateralized Financing

In August 2025, we entered into a structured product master agreement with BIT Group, to facilitate a digital assets-backed financing arrangement. Under the agreement, we may pledge Bitcoin (BTC) or other digital assets as collateral in exchange for financing in USDT, subject to loan-to-value ratios and option-based payoff terms as specified in each transaction confirmation. The arrangement includes settlement mechanisms based on reference prices of BTC within a predetermined strike range and provides renewal options upon maturity. As of the date of this annual report, no transactions had been executed under this agreement.

Expansion into Ethiopia

In April 2025, we signed a sale and purchase agreement and a turnkey agreement for the acquisition and construction of a datacenter in the Oromia region of Ethiopia for US$7.5 million, including a local company with a mining permit, a substation connection, and a 4-year power purchase agreement with Ethiopian Electric Power Company. We are collaborating with an Engineering, Procurement and Construction (“EPC”) contractor with specialized experience in Bitcoin mining. Construction of the site has been completed, with 50 MW energized as of March 31, 2026.

2025 At Market Issuance

On January 3, 2025, we entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”; the program under the 2025 At Market Issuance Sales Agreement, the “2025 ATM Program”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (collectively, the “Sales Agents” for the purposes of this paragraph), pursuant to which we may offer and sell our Class A ordinary shares from time to time through or to the Sales Agents, as agent or principal. It is not possible to predict the actual number of Class A ordinary shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales. The timing and extent of the use of the 2025 ATM Program will be at our discretion. As of the date of this annual report, we had offered and sold an aggregate of 9,051,180 Class A ordinary shares under the 2025 At Market Issuance Sales Agreement for total net proceeds of approximately US$160.7 million.

The foregoing descriptions of the 2025 At Market Issuance Sales Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibit 4.36 to this annual report.

2024 At Market Issuance

We have fully utilized the capacity available under our at market issuance sales agreement entered into in March 2024 (the “2024 At Market Issuance Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. as sales agents.

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

The net proceeds under the Equity Financing Purchase Agreement to us will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Securities — Future sales, or the possibility of future sales of, a substantial number of our ordinary shares may depress the price of such securities.”

As of the date of this annual report, we have sold 9,510,344 Class A ordinary shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement for an aggregate purchase price of US$86.4 million.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.24 and 4.25, respectively, to this annual report.

Key Performance Metrics

We regularly review a number of metrics, including the key metrics presented below, to evaluate our business and performance.

Cryptocurrency Mining Metrics

Hash Rate

We believe hash rate is an important metric for assessing the strength of our business. “Hash rate” is a measure of computational power that is being used to mine and process transactions on a PoW blockchain, such as Bitcoin, representing the number of calculations per second that can be performed. Cryptocurrency mining is a competitive process in that only the first miner who solves a particular mining puzzle through numerous calculations can get the mining reward. Accordingly, the more hash rate we possess, as a percentage of the entire network hash rate for a particular cryptocurrency, the higher possibility we have in resolving a block on the network blockchain, and hence a greater chance of success in obtaining cryptocurrency rewards. We calculate and report our hash rate in EH/s. One exahash equals one quintillion hashes per second. As of March 31, 2026, we possessed proprietary hash rate of 70.9 EH/s.

Electricity Cost

As our business operations consume a large amount of electricity and electricity cost in operating mining rigs accounts for a significant portion of our overall cost of revenue, we strive to maintain our leadership position in the global electricity cost curve by building datacenters worldwide, where low electricity cost supports stable operations. As such, we see electricity cost as a key indicator of our business performance. Our datacenters allowed us to achieve an average electricity cost of approximately US$45/MWh for the year ended December 31, 2025.

AI Infrastructure and AI Cloud Metrics

GPU Capacity

We track the number and type of GPUs deployed across our AI datacenter infrastructure as a measure of our available compute capacity. GPU capacity is a key indicator of our ability to serve customer workloads, win new contracts and scale our AI infrastructure and AI cloud business. Different GPU models offer varying levels of performance for AI training and inference tasks, and our deployment strategy reflects both current customer requirements and anticipated demand for next-generation hardware. As of March 31, 2026, we had deployed 2,128 GPUs across our datacenters, including NVIDIA DGX SuperPOD H100, H200 and B200 systems and the NVIDIA GB200 NVL72 system. We expect to continue expanding our GPU fleet as we convert additional datacenter capacity for AI use and procure additional hardware to support growing customer demand.

GPU Utilization Rate

We monitor the utilization rate of our deployed GPU fleet as an indicator of customer demand, revenue generation potential and the operational efficiency of our AI infrastructure. GPU utilization rate as of the last day of the respective month is calculated as the total number of GPUs under internal orders and external subscription divided by the total number of deployed GPUs. Internal orders refer to GPUs allocated for our internal use, including utilization for our AI cloud’s own business operations or development activities within our Company. Higher utilization rates generally indicate stronger customer demand and more efficient use of our capital-intensive GPU infrastructure, while lower utilization may reflect capacity that has been recently deployed and is awaiting customer onboarding, or periods of reduced demand. As our AI infrastructure and AI cloud business is at an early stage, we expect utilization rates to fluctuate as we scale our GPU deployments and build out our customer base. As of March 31, 2026, our GPU utilization rate was approximately 94%.

Metrics Applicable Across Our Business

Electrical Capacity

Electrical capacity is another key metric to evaluate our business and operations given the energy-intensive nature of cryptocurrency mining and AI infrastructure and AI cloud services. Both cryptocurrency mining and high-performance computing require large amounts of electricity. As a result, the growth of our business relies on a sustainable and increasing supply of electrical capacity, which is currently supported by our datacenters. As of March 31, 2026, our electrical capacity in operation was 1,744 MW.

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

The prices of Bitcoin have experienced substantial volatility and have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of Bitcoin and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of Bitcoin as a means of exchange by consumers and merchants. For example, the approval of spot Bitcoin exchange-traded funds by the SEC in January 2024 initially drove substantial price appreciation, but this was followed by periods of sharp correction, with Bitcoin declining by more than 50% from its October 2025 high to its February 2026 low. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in the Bitcoin price.

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

We strive to maintain our leadership position in proprietary hash rate. In particular, we have established a business model that allows us to constantly reinforce our market-leading position and outpace our competitors in terms of scaling up our proprietary hash rate. For the years ended December 31, 2023 and 2024, we allocated proprietary hash rate to hash rate sales through our cloud hash rate business, to enable instant cash payback upon customers’ subscription to our hash rate plans. We generated proceeds from hash rate sales under long-term hash rate subscription plans that approximate the purchase cost of mining rigs. We were able to achieve such a premium against mining rig purchase cost as our hash rate subscription plans save hash rate buyers the efforts from complex mining operation and maintenance and have built brand recognition among customers. Therefore, we were able to continuously grow our proprietary hash rate by funding the purchase of additional mining fleets with the instant cash collected from hash rate sales using our existing mining fleets, significantly reducing our payback period to one month, compared to the long payback period associated with cryptocurrency mining activities, which is typically from 6 to 24 months. During 2023 and 2024, we strategically prioritized resources to the development of our proprietary ASIC technology, which temporarily limited our hash rate growth. In 2024, we announced a mining expansion plan centered on the deployment of our SEALMINER rigs, and our proprietary hash rate subsequently grew from 8.9 EH/s as of December 31, 2024 to 70.9 EH/s as of March 31, 2026. However, this investment resulted in progress in our ASIC technology roadmap. We intend to continuously scale up our infrastructure and proprietary hash rate in this efficient manner in order to maintain and reinforce our leading position in proprietary hash rate. However, whether we can achieve a premium through this model depends on various factors, such as technology advancements, including our ASIC technology, our ability to continually expand our datacenters, our partnership with semiconductor foundry suppliers and our cash and capital limitations. Short-term Bitcoin price fluctuations are another contributing factor as quickly adjusting the pricing of our hash rate subscription plans to reflect such price change is difficult, if not impossible. In addition, sustained declines in Bitcoin prices may extend the payback period for mining rig deployments, which could affect the pace at which we deploy new mining rigs and expand our hash rate capacity. As we continue expanding our infrastructure and hash rate capacity, we remain focused on balancing short-term operational efficiency with long-term growth driven by our ASIC development strategy.

Our ability to develop, manufacture and/or procure mining rigs at a lower cost

Depreciation of mining rigs remained one of the largest costs we incurred in our business operations for the years ended December 31, 2023, 2024 and 2025. This depreciation expense is directly influenced by the production cost and purchase price of mining rigs. In 2024, we made a strategic decision to invest in proprietary ASIC technology, leading to the development of our SEALMINER series mining rigs. This initiative allows us to develop and install our own mining rigs in our mining datacenters across multiple countries including North America, Norway, Bhutan and Ethiopia, thereby reducing reliance on external suppliers and potentially lowering procurement costs.

While we are still open to the option to source certain mining rigs from suppliers to complement our self-manufactured mining rigs, our ability to procure mining rigs at favorable prices is subject to factors such as purchase channels, and overall supply and demand dynamics in the mining rig market. Additionally, fluctuations in cryptocurrency market values can impact the demand and pricing for mining rigs. An increase in cryptocurrency prices may lead to higher demand and costs for mining equipment, while a decrease may present opportunities to acquire rigs at lower prices.

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

Our ability to sell our existing and future models of mining rigs

In 2025, we commenced commercial sales of our proprietary SEALMINER mining rigs and accessories to our customers. Revenue from this segment increased from approximately US$0.6 million in 2024 to US$108.3 million in 2025, making it our second largest revenue segment for 2025. We believe our vertically integrated ASIC technology platform enables us to compete effectively in the broader mining rig market, offering customers access to our latest-generation SEALMINERs at a competitive price without the need to manage their own chip design and manufacturing supply chain.

Our revenue from sale of mining rigs and accessories is affected by a number of factors. First, external demand for mining rigs is highly correlated with the market price of Bitcoin and miners’ expected profitability. A sustained decline in Bitcoin prices or network hash rate economics tends to reduce miners’ capital expenditure appetite, which could materially reduce demand for new mining rigs and our ability to sell both existing and future-generation SEALMINERs at commercially reasonable prices. Second, our ability to generate revenue from this segment depends on executing our chip development roadmap on schedule. Our SEALMINER A3 series commenced mass production and deployment in the second half of 2025, and in April 2026 we launched the SEALMINER A4 series, which integrates our proprietary SEAL04 chips and achieves power efficiency as low as 9.45 J/TH. Any delay in the development, testing or mass production of future SEALMINER models could adversely affect our competitiveness and revenue from this segment. Third, our revenue from sale of mining rigs depends on our manufacturing capacity and supply chain management. Our ability to produce mining rigs at scale requires securing sufficient raw materials from foundry and supply chain partners and sourcing other key components on a timely basis. Any disruption or constraint in our supply chain could limit production volumes and delay deliveries to customers, which in turn could adversely affect revenue from this segment. Finally, as we sell SEALMINERs externally, we also need to manage the balance between external sales and internal deployment, as directing more mining rigs to self-mining business reduces the inventory available for sale, and vice versa.

Our ability to effectively maintain our leadership position in the global electricity cost curve

Electricity cost was the largest cost that we incurred in our business operations for the years ended December 31, 2023, 2024 and 2025.

Our ability to secure ample power supply with low electricity cost is underpinned by our top-notch global datacenters deployment and operation experience and capabilities. We have pioneered the deployment and operation of datacenters globally. Our dedicated global team for datacenter construction understands the critical needs of mining and AI infrastructure and AI cloud services as well as the complex and continuously evolving global landscape of electricity supply. They also have extensive connections with local electricity experts and power enterprises around the world, giving us a clear advantage in datacenter construction and in securing competitive electrical capacity and electricity costs relative to our competitors. We were able to optimize our electricity cost structure and achieve an average electricity cost of approximately US$45/MWh for our datacenters for the year ended December 31, 2025. As we allocate a portion of our existing electrical capacity to support our growing AI infrastructure and AI cloud business, our ability to secure additional power resources becomes increasingly important. The growth of both our mining and AI infrastructure and AI cloud businesses depends on our continued success in identifying and securing new sources of electrical capacity on competitive terms. Failure to do so could constrain our ability to expand either business line. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.

Our business judgments regarding pricing strategy and resource allocation

Our business operations involve constant and important decision-making regarding the pricing of our products and services as well as the allocation of resources across our business lines. Key allocation decisions include how we distribute electrical capacity, capital expenditures and technical resources among our self-mining, sale of mining rigs and accessories, and AI infrastructure and AI cloud businesses. As we allocate a growing portion of our power and infrastructure resources to support AI infrastructure and AI cloud business, these decisions have an increasingly direct impact on the scale and growth trajectory of each business line. Within our mining-related businesses, we must also determine the allocation of proprietary hash rate between self-mining (and within self-mining, between Bitcoin and other cryptocurrencies) and cloud hash rate offerings, as well as the balance between internal deployment and external sales of our SEALMINER rigs. While allocating more resources to cloud hash rate and hosting services may facilitate cash payback and datacenter expansion, we forgo Bitcoin’s appreciation potential to some extent, as we could earn more Bitcoin by allocating the same resources to self-mining, and vice versa.

Our pricing strategy is based on our estimates of market trends. We devote significant effort to making decisions in our Company’s best interest, taking into account the pace and timing of our datacenter conversions for AI cloud and colocation use, the demand for our AI infrastructure and AI cloud services, our ability to secure GPU supply and AI customer contracts, Bitcoin price, network hash rate, the amount of cash we need and our view on the market opportunities for acquiring mining rigs or expanding datacenters at low cost. However, we cannot guarantee that our decisions will yield the best results every time, and we anticipate our business judgments will continue to affect the results of our operations.

Our ability to upgrade and expand our offerings

The crypto-economy is characterized by continuous fluctuations and frequent innovations. Therefore, our future success is dependent on our ability to diversify our income structure to reduce exposure to fluctuations of the price of Bitcoin, the most significant type of cryptocurrency involved in our business operations, and maintain our market-leading position by upgrading and expanding our offerings. We have made significant progress in developing our proprietary SEALMINER mining rigs, from SEALMINER A1 through our latest SEALMINER A4 series. We have also commenced the conversion of certain datacenter sites for our AI infrastructure and AI cloud business.

Although we have accumulated extensive expertise and know-how in the cryptocurrency industry, we are only at an earlier stage of executing our offering expansion plan. Our AI infrastructure and AI cloud business is also at an early stage of development and is subject to similar execution risks. Upgrading existing offerings and commencing new businesses may incur significant costs and experience a prolonged ramp-up period. Although we expect these investments to benefit our business over the long term, we also expect our total operating expenses will increase for the foreseeable future. If any adverse development in such new businesses arises, we may not be able to develop those new businesses as successfully as contemplated, or at all, and our results of operations and prospects may be significantly and negatively affected as a result.

Demand for AI compute infrastructure and our ability to capture a share of this market

The rapid growth in demand for AI compute infrastructure represents both an opportunity and a challenge for our business. The proliferation of LLMs, generative AI applications and enterprise AI adoption has driven significant demand for purpose-built, high-density datacenter capacity equipped with advanced GPUs and high-speed interconnects. We have begun positioning ourselves to participate in this market by initiating the conversion of certain mining datacenter sites for AI cloud use and by deploying NVIDIA GPU systems. While self-mining and sale of mining rigs and accessories currently account for the substantial majority of our revenue, our ability to develop our AI cloud business over the medium term may become an increasingly important factor in our results of operations. Our success in this area will depend on a number of factors, including our ability to obtain financing for AI datacenter construction and conversion and for the procurement of GPUs and other AI related equipment on acceptable terms, our ability to secure customer contracts, access sufficient GPU supply, complete datacenter conversions on time and within budget, and compete effectively against established hyperscale cloud providers and specialized AI cloud companies. The AI cloud market is also subject to rapid technological change, and a shift in customer demand toward newer GPU architectures or different deployment models could require us to make additional capital investments. In addition, we must balance the allocation of our power and datacenter resources between our established mining operations, which remain our primary revenue driver, and our emerging AI infrastructure and AI cloud business. How effectively we manage this transition, and the pace at which we are able to scale our AI cloud offerings, will affect our future results of operations and financial condition.

Our ability to attract colocation customers

In addition to our AI cloud services, we are pursuing colocation opportunities by converting portions of our existing datacenter capacity to provide customers with dedicated space, power and cooling infrastructure for their own computing equipment. Demand for colocation services is driven by enterprises and AI companies seeking access to large-scale, reliable power supply at competitive rates without the lead time and capital expenditure associated with constructing their own datacenter facilities. Our ability to grow this part of our business will depend on, among other things, the availability and cost of power at our datacenter sites, the pace at which we can complete datacenter conversions, and the competitiveness of our pricing relative to established datacenter operators. As we continue to convert datacenter capacity from cryptocurrency mining to colocation use, the revenue contribution from colocation services and the pace at which we are able to secure tenant commitments will become additional factors affecting our results of operations.

Regulatory environment

We are a world-leading technology company for AI and Bitcoin mining infrastructure with a strong global presence. As of March 31, 2026, we operated ten datacenters across multiple countries including the United States, Norway, Bhutan, Ethiopia and Malaysia, and had served users across geographically diverse countries and regions worldwide, and may continue to expand our operations to more countries and regions. Each of our business lines is subject to government regulation in each jurisdiction in which we operate and various jurisdictions may from time to time adopt laws, regulations or directives that affect our businesses. We are subject to regulatory risks with regards to mining, holding, using or transferring cryptocurrencies, and with respect to our AI infrastructure and AI cloud business, we are subject to evolving regulations governing data privacy, export controls on AI-related hardware, energy consumption and datacenter operations, and cross-border data transfers. The uncertainty of the regulatory environment and our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in countries we operate in and our overall results of operations.

Regulations have impacted or could impact, among others, the nature and scope of offerings we are able to make available, the pricing of offerings on our platform, our relationship with and incentives, fees and commissions provided to or charged from our business partners, our ability to operate in certain segments of our business, and our ability to procure and deploy AI hardware such as GPUs in certain jurisdictions. We expect that our ability to manage our relationships with regulators in each of our markets, as well as existing and evolving regulations, will continue to impact our results in the future.

Key Components of Our Results of Operations

Revenue

We generate revenue from (i) self-mining, (ii) sale of mining rigs and accessories, (iii) cloud hash rate, (iv) General Hosting, (v) Membership Hosting, (vi) Cloud Hosting arrangements, (vii) AI cloud services, and (viii) others, which mainly consist of the provision of technical and human resources service, repair services of hosted mining rigs, lease of investment properties, the sale of mining rig peripherals, and the sale of containerized solution products.

Self-Mining

We enter into contracts with mining pool operators to provide hash calculation services using our own mining rigs. We consider the mining pool operators as the customers under this type of arrangement and can decide when to start providing services. Our enforceable right to consideration begins when, and continues as long as, we provide hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation services, we are entitled to non-cash consideration in the form of, cryptocurrency, which is variable consideration based on the mining pool operators’ distribution mechanisms. For the periods presented, we primarily participated in Bitcoin mining to generate our self-mining revenues, and the payment mechanisms used by the mining pool operators were Full-Pay-Per-Share (“FPPS”), Pay-Per-Share-Plus (“PPS+”) and Transparent Index of Distinct Extended Shares (“TIDES”). We mainly participate in mining pool operators that use the FPPS payment mechanism.

The non-cash consideration includes block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, we are entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the TIDES payment mechanism, our entitlement to non-cash consideration is variable and dependent upon the successful validation of a block by the mining pool operator, and is not included in the transaction price until the uncertainty is resolved.

The non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations we perform, and the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+ and TIDES; and the operator fees for the same period are variable since they are determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement. While the non-cash consideration is variable, we have the ability to estimate the variable consideration when we begin to provide hash calculation services with reasonable certainty without the risk of significant revenue reversal. We recognize the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measure the non-cash consideration at the spot rate of the underlying cryptocurrency at midnight UTC on the date of service, as described in Note 2(i) to the consolidated financial statements included elsewhere in this annual report.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price we receive is an aggregate amount and primarily includes the block rewards. As a result, we do not present disaggregated revenue information on block rewards and transaction fees.

Sale of Mining Rigs and Accessories

We generate revenue from the sale of mining rigs and accessories to customers at the point in time when control of the mining rigs is transferred to the customer, which generally occurs upon shipment of the mining rigs as defined in the revenue contract. Sale of mining rigs and accessories is the sole performance obligation in this type of arrangement. We accept both cryptocurrency and fiat currency as payment for the sale of mining rigs and accessories.

Cloud Hash Rate

Through Cloud Hash Rate, customers can subscribe to a specified amount of computing power derived from the mining rigs held by us for a period of time through a wide selection of hash rate subscription plans offered by us, differentiated by plan duration. By subscribing to the hash rate subscription plan, the customers are able to direct the computing power provided by us to be connected to a customer-designated mining pool for a period of time. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets. Customers pay a fixed amount for the subscribed hash rate at the commencement of the plans. The revenue related to hash rate subscriptions is amortized ratably throughout the duration of the plan. The customer also needs to separately pay for electricity subscriptions to maintain the mining rigs that produce the subscribed hash rate. The revenue related to electricity subscriptions is recognized ratably throughout the duration of each respective electricity subscription. The price of electricity subscription is fixed at the commencement of each electricity subscription. The hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, we are entitled to additional consideration once the customer’s cost is recovered. The additional consideration is determined as a percentage of a customer’s mining profit derived from the subscribed computing power. We accept both cryptocurrency and fiat currency as payments under the Cloud Hash Rate arrangements.

General Hosting

We provide General Hosting service, which is a combined service package including custody of the customers’ mining rigs, electricity and network maintenance and other services, that enable our customers to run blockchain computing operations. The customer is only able to benefit from the General Hosting service as a package. The service fee is charged to our customers monthly on a consumption basis, such as the amount of electricity used in a period, based on the customer’s use of such resources. In the arrangement with certain customers, we are also entitled to additional variable consideration based on the customers’ mining yield during a period. Revenue from the General Hosting service is recognized across each service cycle. We accept both cryptocurrency and fiat currency as payments for the hosting service.

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

The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, we are entitled to additional consideration once a customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining rigs and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognize revenues when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur. We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under the “accelerator mode” for the years ended December 31, 2023, 2024 and 2025. We historically only accept cryptocurrency as payments for services under the Cloud Hosting arrangements. Under the Cloud Hosting arrangements, our customers’ ability to direct the use of, and to obtain substantially all of the remaining benefits from, the mining rigs is limited while the mining rigs are in our possession. We have determined that we still retain control over the mining rigs and consequently, the mining rigs under the Cloud Hosting arrangements were not derecognized from our book.

AI Cloud Services

We offer cloud-based computing, storage, and artificial intelligence services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware. We have a single performance obligation in offering the use of software and hardware as a bundle to customers as both software and hardware are interdependent in our service delivery. Revenue is measured based on the transaction price, which represents the amount of consideration we expect to be entitled to in exchange for providing services, exclusive of discounts and, where applicable, sales taxes collected on behalf of third parties. Revenue related to subscription-based cloud services is recognized over the subscription contract period. Revenue related to on-demand cloud services based on usage is recognized as usage occurs. We accept both cryptocurrency and fiat currency as payments for these services.

Others

We also generate revenue from other operations, mainly including the provision of technical and human resources service, repair services of hosted mining rigs, lease of investment properties, the sale of mining rig peripherals, and the sale of containerized solution products. The revenue generated from these operations was individually immaterial for all periods under discussion.

Cost of Revenue

Our cost of revenue consists primarily of (i) electricity expenses incurred for operating our mining rigs in our revenue-generating activities, (ii) depreciation expense from the mining rigs, datacenters hosting those mining rigs and AI cloud business related equipment, (iii) costs of mining rigs and accessories sold to customers, (iv) compensation expenses incurred by mining datacenter personnel and (v) AI cloud service fees.

Electricity Cost in Operating Mining Rigs

We incur electricity costs when (i) operating mining rigs for cryptocurrency mining, (ii) generating hash rate for sales under Cloud Hash Rate, (iii) operating specified mining rigs for customers under Cloud Hosting and (iv) operating customer-owned mining rigs during the provision of General Hosting and Membership Hosting services.

Depreciation of Mining Rigs, Mining Datacenters and AI Cloud Business Related Equipment

Depreciation on our mining rigs is calculated using the straight-line method to allocate costs up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining rigs. We estimate the useful lives of mining rigs based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. Effective from July 2025, substantially all mining rigs were estimated to have a useful life of two to three years. Prior to July 2025, the estimated useful lives were consistent with those applied in the years ended December 31, 2024 and 2023, whereby mining rigs had useful lives ranging from two to five years.

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

Depreciation of AI cloud business related equipment, primarily consisting of GPU equipment, is calculated using the straight-line method over an estimated useful life of four to five years. The depreciation method, useful life and residual value of these assets are reviewed at least at each financial year-end and adjusted if appropriate.

Cost of Mining Rigs and Accessories Sold

We incur costs of mining rigs and accessories sold in connection with the sale of such products to customers. Such costs primarily consist of inventory costs, including direct materials, processing fees, direct labor and other costs attributable to the production of mining rigs and related accessories.

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

AI Cloud Service Fees

AI cloud service fees primarily represent service fees incurred for the use of third-party cloud computing infrastructure and related services. We utilize these cloud services to support the delivery of our AI-related solutions to customers.

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

Research and Development Expenses

Our research and development expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to research and development personnel, (ii) share-based payment expenses related to research and development personnel, (iii) one-off incremental development expense, (iv) technical service fee and (v) amortization expenses of intangible assets acquired from the FreeChain Acquisition. We invest significant research and development resources in (i) the research and development of our ASIC and mining rig business as well as AI infrastructure and AI cloud business and (ii) developing and testing our Bitcoin mining chip and improving our software platform features like virus detection and hash rate monitoring, improving technology related to our cloud hash rate business including hash rate slicing.

Other Operating Income/(Expenses)

Our other operating income/(expenses) primarily consist of (i) net gains on disposal of cryptocurrencies, (ii) change in fair value of cryptocurrencies - receivables, (iii) change in fair value of cryptocurrency-settled receivables and payables, and (iv) impairment loss on cryptocurrencies.

Other Net Gains/(Losses)

Other net gains/(losses) primarily consist of (i) changes in fair value of derivative liabilities, (ii) loss on extinguishment of convertible notes, (iii) impairment of mining rigs, property, plant and equipment and other assets, and (iv) changes in fair value of financial assets at fair value through profit or loss.

Results of Operations

The following tables summarizes our results of operations, revenue breakdown, and expenses by nature for the years ended December 31, 2025, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the years indicated:

	For the Years Ended December 31
	2025	2024	2023
	US$	US$	US$
	(in thousands)
Revenue	620,253	349,782	368,554
Cost of revenue	(559,261)	(283,382)	(290,745)
Gross profit	60,992	66,400	77,809
Selling expenses	(6,667)	(8,044)	(8,246)
General and administrative expenses	(84,415)	(64,317)	(66,454)
Research and development expenses	(153,876)	(76,946)	(29,534)
Listing fee	-	-	(33,151)
Other operating incomes / (expenses)	(21,352)	727	3,791
Other net gains/(losses)	365,038	(507,479)	3,538
Profit / (Loss) from operations	159,720	(589,659)	(52,247)
Finance income / (expenses)	(88,890)	(11,935)	1,276
Profit / (Loss) before taxation	70,830	(601,594)	(50,971)
Income tax benefits / (expenses)	(5,233)	2,443	(5,685)
Profit / (Loss) for the years	65,597	(599,151)	(56,656)

The following table sets forth a breakdown of our revenue for the years indicated.

	For the Years Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Self-mining	396,046	63.9	163,086	46.6	111,683	30.3
Sale of mining rigs and accessories	108,328	17.5	585	0.2	2	0.0
Cloud hash rate
Hash rate subscription	845	0.1	27,470	7.8	40,290	11.0
Electricity subscription	1,258	0.2	12,069	3.5	27,419	7.4
Additional consideration from Cloud Hash Rate arrangements offered under accelerator mode	-	0.0	229	0.1	172	0.0
General Hosting	35,009	5.6	67,643	19.3	97,321	26.4
Membership Hosting	61,182	9.9	63,981	18.3	79,906	21.7
Cloud Hosting arrangements(1)	70	0.0	1,058	0.3	3,248	0.9
AI cloud services	6,769	1.1	3,450	1.0	1	0.0
Others(2)	10,746	1.7	10,211	2.9	8,512	2.3
Total revenue	620,253	100.0	349,782	100.0	368,554	100.0

Notes:

(1)	We did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under the “accelerator mode” for the years ended December 31, 2023, 2024 and 2025.

(2)	“Others” include revenue generated primarily from providing technical and human resources service, repair services of hosted mining rigs, lease of investment properties, the sale of mining rigs peripherals and the sale of containerized solution products.

The following table sets forth a breakdown by nature of our cost of revenue, selling, general and administrative, and research and development expenses for the years indicated.

	For the Year Ended December 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Staff costs: salaries, wages and other benefits	83,138	10.3	63,434	14.7	52,873	13.4
Share-based payments	38,493	4.8	33,968	7.9	45,488	11.5
Amortization – intangible assets	23,507	2.9	8,382	1.9	754	0.2
Depreciation
- mining rigs	82,967	10.3	19,470	4.5	25,663	6.5
- property, plant and equipment	45,740	5.7	42,120	9.7	39,899	10.1
- investment properties	2,793	0.3	2,717	0.6	2,601	0.7
- right-of-use assets	13,112	1.6	8,407	1.9	6,624	1.7
Electricity cost in operating mining rigs	273,004	33.9	179,765	41.5	180,565	45.7
Cost of mining rigs and accessories sold	89,302	11.1	1,652	0.4	4	0.0
One-off incremental development expense	72,060	9.0	29,017	6.7	-	-
AI cloud service fee	5,331	0.7	1,747	0.4	*	-
Consulting service fee	15,863	2.0	8,953	2.1	9,757	2.5
Research and development technical service fees	9,011	1.1	5,102	1.2	2,854	0.7
Office expenses	5,777	0.7	4,302	1.0	3,987	1.0
Travel expenses	5,749	0.7	3,853	0.9	2,843	0.7
Expenses of low-value consumables	4,833	0.6	2,326	0.5	2,557	0.6
Tax and surcharge	4,378	0.5	1,090	0.3	5,442	1.4
Write-down of inventories	3,885	0.5	-	-	-	-
Insurance fee	3,279	0.4	2,591	0.6	2,427	0.6
Advertising expenses	3,005	0.4	2,998	0.7	1,383	0.4
Logistic expenses	512	0.1	334	0.1	557	0.1
Research and development material expenses	489	0.1	926	0.2	-	-
Expenses of short-term leases	455	0.1	303	0.1	286	0.1
Expenses of variable payment lease	159	0.0	197	0.0	224	0.1
Others	17,377	2.2	9,035	2.1	8,191	2.0
Total cost of revenue, selling, general and administrative and research and development expenses	804,219	100.0	432,689	100.0	394,979	100.0

*	Amount lesser than US$1,000.

Comparison of Years Ended December 31, 2024 and 2025

Revenue

Our revenue increased by 77.3% from US$349.8 million for the year ended December 31, 2024 to US$620.3 million for the year ended December 31, 2025, primarily driven by a significant increase in self-mining revenue and sale of mining rigs and accessories, partially offset by decreases in cloud hash rate and hosting revenues.

●	Revenue generated from our self-mining business increased by 142.8% from US$163.1 million for the year ended December 31, 2024 to US$396.0 million for the year ended December 31, 2025. The change was primarily due to the substantial increase in the average self-mining hash rate deployed during 2025 following the mass production and deployment of SEALMINER mining rigs, and higher average Bitcoin prices, partially offset by the effect of the April 2024 halving and increased network mining difficulty. The hash rate used for self-mining, calculated on a twelve-month monthly average basis, was approximately 25.1 EH/s for the year ended December 31, 2025, compared to 7.5 EH/s for the year ended December 31, 2024.

●	Revenue generated from sale of mining rigs and accessories increased significantly from US$0.6 million for the year ended December 31, 2024 to US$108.3 million for the year ended December 31, 2025, which was primarily due to the mass production and sales of SEALMINER A2 and A2 Pro series mining rigs started from 2025.

●	Revenue generated from Membership Hosting remained relatively stable at US$64.0 million for the year ended December 31, 2024 and US$61.2 million for the year ended December 31, 2025.

●	Revenue generated from General Hosting decreased by 48.2% from US$67.6 million for the year ended December 31, 2024 to US$35.0 million for the year ended December 31, 2025, which was primarily due to the expiration of certain hosting customer contracts as well as a decline in capacity utilization caused by the removal of older and less efficient mining rigs by hosting customers following the April 2024 halving as a result of reduced mining economics.

●	Revenue generated from AI cloud services increased by 96.2% from US$3.5 million for the year ended December 31, 2024 to US$6.8 million for the year ended December 31, 2025, primarily due to the expansion of our GPU server deployment and increased customer demand for AI computing services.

●	Revenue generated from cloud hash rate decreased by 94.7% from US$39.8 million for the year ended December 31, 2024 to US$2.1 million for the year ended December 31, 2025, which was primarily due to the expiration of long-term cloud hash rate contracts and subsequent reallocation of nearly all hash rate of the mining rigs to self-mining operations by the end of 2024. The hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, was approximately 0.2 EH/s for the year ended December 31, 2025, compared to 1.0 EH/s for the year ended December 31, 2024.

●	Revenue generated from cloud hosting arrangements decreased by 93.4% from US$1.1 million for the year ended December 31, 2024 to approximately US$0.1 million for the year ended December 31, 2025, primarily due to the expiration of existing cloud hosting contracts.

●	Revenue generated from others increased by 5.2% from US$10.2 million for the year ended December 31, 2024 to US$10.7 million for the year ended December 31, 2025.

Cost of Revenue

Our cost of revenue increased by 97.4% from US$283.4 million for the year ended December 31, 2024 to US$559.3 million for the year ended December 31, 2025, primarily driven by higher electricity costs associated with the expanded self-mining fleet, increased depreciation expenses from newly deployed SEALMINER mining rigs, and the cost of products sold related to SEALMINER sales.

●	Electricity cost in operating mining rigs increased by approximately 51.9% from US$179.8 million for the year ended December 31, 2024 to approximately US$273.0 million for the year ended December 31, 2025, primarily due to the significant expansion of self-mining hash rate and total power consumption, as well as an increase in the average unit cost of electricity at certain of our datacenter sites.

●	Depreciation of mining rigs increased significantly from US$19.5 million for the year ended December 31, 2024 to approximately US$83.0 million for the year ended December 31, 2025, primarily due to the deployment of a large number of new SEALMINER mining rigs for self-mining business during 2025, as well as a revision in the estimated useful lives of mining rigs from two to five years to two to three years, effective from July 2025, which resulted in higher depreciation charges for the second half of the year.

●	Cost of products sold related to mining rig sales was US$89.3 million for the year ended December 31, 2025, compared to US$1.7 million in 2024, reflecting the commencement of commercial SEALMINER sales.

●	Depreciation of property, plant and equipment and right-of-use assets attributed to cost of revenue increased by 14.2% from US$47.5 million for the year ended December 31, 2024 to US$54.2 million for the year ended December 31, 2025, primarily as a result of the expansion of our datacenters and mining facilities.

●	Salaries, wages and other benefits attributed to cost of revenue increased by 19.0% from US$20.6 million for the year ended December 31, 2024 to US$24.5 million for the year ended December 31, 2025, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees for our datacenter operations.

Selling Expenses

Our selling expenses decreased by 17.1% from US$8.0 million for the year ended December 31, 2024 to US$6.7 million for the year ended December 31, 2025, primarily due to lower advertising expenses and share-based payment expenses for sales personnel.

General and Administrative Expenses

Our general and administrative expenses increased by 31.2% from US$64.3 million for the year ended December 31, 2024 to US$84.4 million for the year ended December 31, 2025, primarily due to an increase in staff costs for general and administrative personnel, higher consulting fees for capital market and compliance activities and increased travel and administrative office expenses.

Research and Development Expenses

Our research and development expenses increased significantly by 100.0% from US$76.9 million for the year ended December 31, 2024 to US$153.9 million for the year ended December 31, 2025, primarily due to higher one-off incremental development expenses for the ASIC chips, higher engineering costs and technical service fees related to our ASIC development roadmap, and non-cash amortization of intangible assets arising from FreeChain Acquisition.

Other Operating Income / (Expenses)

We incurred other operating expenses of US$21.4 million for the year ended December 31, 2025, compared to other operating income of US$0.7 million for the year ended December 31, 2024. This change was primarily driven by a loss on change in the fair value of cryptocurrencies – receivables of US$26.7 million coming from the Bitcoins collateralized for the BTC Collateralized Loan with BIT Group and an impairment loss on cryptocurrencies of US$3.8 million, partially offset by net gains on disposal of cryptocurrencies of US$9.7 million.

Other Net Gains/(Losses)

We recorded other net gains of US$365.0 million for the year ended December 31, 2025, compared to other net losses of US$507.5 million for the year ended December 31, 2024. The 2025 gain was primarily attributable to a US$444.9 million gain on fair value changes of the derivative liabilities in connection with the convertible notes issued and the Tether warrants, partially offset by (i) a US$60.4 million loss on extinguishment of convertible notes, (ii) a US$14.7 million impairment loss of assets including impairments of US$4.7 million related to the fire accident in Massillon Ohio site, US$8.7 million related to old model of mining rigs, and US$1.3 million related to our other assets, (iii) a US$3.7 million net loss on changes in fair value of financial assets at fair value through profit or loss and (iv) a US$3.5 million net loss on changes in fair value of derivative assets.

Profit / (Loss) from Operations

As a result of the foregoing, we recorded a profit from operations of US$159.7 million for the year ended December 31, 2025, compared to a loss from operations of US$589.7 million for the year ended December 31, 2024.

Finance Income / (Expenses)

We recorded net finance expenses of US$88.9 million for the year ended December 31, 2025, compared to net finance expenses of US$11.9 million for the year ended December 31, 2024. The increase was primarily driven by higher interest expense on borrowings, including interest on our convertible senior notes and borrowings from BIT Group.

Income Tax Benefits/(Expenses)

We recorded income tax expenses of US$5.2 million for the year ended December 31, 2025, compared to income tax benefits of US$2.4 million for the year ended December 31, 2024.

Net Profit/(Loss)

As a result of the foregoing, we recorded a net profit of US$65.6 million for the year ended December 31, 2025, compared to a net loss of US$599.2 million for the year ended December 31, 2024.

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

●	Revenue generated from our self-mining business increased by 46.0% from US$111.7 million for the year ended December 31, 2023 to US$163.1 million for the year ended December 31, 2024. The change was primarily due to higher average price of Bitcoin, the most significant type of cryptocurrency involved in our business operation, offset by less Bitcoin production with the effect of the April 2024 halving and higher global network hash rate. The hash rate used for self-mining, calculated on a twelve-month monthly average basis, was approximately 7.5 EH/s for the year ended December 31, 2024, which increased compared to 5.1 EH/s for the year ended December 31, 2023. We expect to remain flexible in allocating hash rate between self-mining and cloud hash rate sales, depending on the market condition.

●	Revenue generated from Cloud Hash Rate decreased by 41.4% from US$67.9 million for the year ended December 31, 2023 to US$39.8 million for the year ended December 31, 2024, which was primarily due to a decrease in revenue from hash rate subscription and revenue from electricity subscription. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. Revenue from hash rate subscription did not only consist of new sales during the year ended December 31, 2024 but also the amortized revenue from sales before 2024. The decrease in revenue from hash rate subscription was due to (i) the decrease of revenue contributed from the active historical subscription orders along with the gradually expiration of the orders and (ii) the lower average sales unit price of hash rate subscription orders that are effective for the year ended December 31, 2024. The hash rate allocated to Cloud Hash Rate, calculated on a twelve-month monthly average basis, was approximately 1.0 EH/s for the year ended December 31, 2024, which decreased compared to 1.6 EH/s for the year ended December 31, 2023. The decrease in revenue from electricity subscription was attributable to the expiration of long-term Cloud Hash Rate contracts over the course of 2024.

●	Revenue generated from General Hosting decreased by 30.5% from US$97.3 million for the year ended December 31, 2023 to US$67.6 million for the year ended December 31, 2024, which was primarily due to a decrease of the average hosting capacity caused by the expiration of certain hosting customer contracts as well as the removal of older and less efficient machines by other hosting customers following the April 2024 halving as a result of reduced mining economics.

●	Revenue generated from Membership Hosting decreased by 19.9% from US$79.9 million for the year ended December 31, 2023 to US$64.0 million for the year ended December 31, 2024. Similar to General Hosting, the decline was primarily driven by customers scaling down operations for older and less efficient rigs following the April 2024 halving as a result of reduced mining economics.

●	Revenue generated from others increased by 60.5% from US$8.5 million for the year ended December 31, 2023 to US$13.7 million for the year ended December 31, 2024, primarily due to an increase in revenue from AI cloud services and lease of investment properties.

Cost of Revenue

Our cost of revenue decreased from US$290.7 million for the year ended December 31, 2023 to US$283.4 million for the year ended December 31, 2024, primarily driven by (i) a decrease in electricity expenses incurred for operating mining rigs, (ii) a decrease in depreciation of mining rigs, (iii) a decrease in share-based payments expenses incurred by mining datacenter personnel, offset by (i) an increase in depreciation of property, plant and equipment and right-of-use assets, and (ii) an increase in staff costs, including salaries, wages and other benefits to mining datacenter personnel.

●	Electricity cost in operating mining rigs decreased slightly by 0.4% from US$180.6 million for the year ended December 31, 2023 to US$179.8 million for the year ended December 31, 2024, which was primarily due to the decreased energy consumption related to the reduced hosted mining rigs, partially offset by the slightly higher average electricity price in 2024.

●	Depreciation of mining rigs decreased by 24.1% from US$25.7 million for the year ended December 31, 2023 to US$19.5 million for the year ended December 31, 2024, primarily due to (i) mining rigs procured prior to 2023 being fully depreciated gradually, (ii) lower depreciation cost attributed by these mining rigs procured in 2023 being depreciated over a longer useful life, and (iii) a decrease in the amount of new mining rigs deployed during 2024 compared to 2023, because we were focused on the research and development of our SEALMINER mining rigs and the launching of mining rigs by ourselves from the second half of the 2024.

●	Share-based payment expenses attributed to cost of revenue decreased by 49.9% from US$4.7 million for the year ended December 31, 2023 to US$2.4 million for the year ended December 31, 2024, due to a decrease in expense recognized according to graded vesting schedules for outstanding share awards for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

●	Depreciation of property, plant and equipment and right-of-use assets attributed to cost of revenue increased by 6.4% from US$44.6 million for the year ended December 31, 2023 to US$47.5 million for the year ended December 31, 2024, primarily as a result of the expansion of our mining datacenters and mining facilities in North America, Norway and Bhutan.

●	Salaries, wages and other benefits attributed to cost of revenue increased by 4.4% from US$19.7 million for the year ended December 31, 2023 to US$20.6 million for the year ended December 31, 2024, which was due to the increase in employees and in salaries, wages and other benefits to attract and retain quality employees for our mining datacenter operations.

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

Research and Development Expenses

Our research and development expenses increased significantly by 160.5% from US$29.5 million for the year ended December 31, 2023 to US$76.9 million for the year ended December 31, 2024, primarily due to (i) a US$29.0 million one-off incremental development expense related to the SEAL01 and SEAL02 chips for the year ended December 31, 2024 and (ii) an increase in staff costs, including salaries, wages and other benefits to research and development personnel related to our ASIC and mining rig development roadmap, (iii) an increase in share-based payments expenses recognized and amortization expenses of intangible assets related to the FreeChain Acquisition, and (iv) an increase in research and development technical service fees along with our expansion of research and development activities.

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

Finance Income / (Expenses)

We recorded net finance expenses of US$11.9 million for the year ended December 31, 2024, compared to net finance income of US$1.3 million for the year ended December 31, 2023. The change was primarily driven by higher interest expense on borrowings in connection with our convertible senior notes issued in August and November 2024.

Income Tax Benefits/(Expenses)

We recorded income tax expenses of US$5.7 million and income tax benefits of US$2.4 million for the years ended December 31, 2023 and 2024, respectively.

Net Loss

As a result of the foregoing, we incurred a net loss of US$56.7 million and US$599.2 million for the years ended December 31, 2023 and 2024, respectively.

Non-IFRS Financial Measures

In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted loss, as supplemental measures to review and assess our operating performance.

We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrencies - receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for FreeChain Acquisition. We define adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrencies - receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for FreeChain Acquisition.

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) for the periods, as determined in accordance with IFRS.

We compensate for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating our performance. We encourage investors to review our financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit, for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31
	2025	2024		2023
	US$	US$		US$
	(in thousands)
Adjusted EBITDA
Profit / (Loss) for the year	65,597	(599,151)		(56,656)
Add:
Depreciation and amortization	168,119	81,096		75,541
Income tax (benefits)/expenses	5,233	(2,443)		5,685
Interest (income)/expenses, net	91,725	10,050		(2,872)
Listing fee	-	-		33,151
Share-based payment expenses	38,493	33,968		45,488
Changes in fair value of derivative liabilities	(444,861)	498,167		-
Loss on extinguishment of convertible senior notes	60,403	8,172		-
Changes in fair value of cryptocurrency-settled receivables and payables	631	6,362		(3,305)
Changes in fair value of cryptocurrencies - receivables	26,710	-		-
Impairment of assets	14,699 (1)	-		-
Other expenses – one off donation	1,250	-		-
Changes in fair value of derivative assets	3,543	-		-
Change in fair value of financial assets at fair value through profit or loss	3,662	(1,970)		(3,527)
Changes in fair value of holdback shares for acquisition of FreeChain	-	3,186		-
Total of adjusted EBITDA	35,204	37,437	(2)	93,505 (2)
Adjusted Profit/(loss)
Profit / (Loss) for the year	65,597	(599,151)		(56,656)
Add:
Listing fee	-	-		33,151
Share-based payment expenses	38,493	33,968		45,488
Changes in fair value of derivative liabilities	(444,861)	498,167		-
Loss on extinguishment of convertible senior notes	60,403	8,172		-
Changes in fair value of cryptocurrency-settled receivables and payables	631	6,362		(3,305)
Changes in fair value of cryptocurrencies - receivables	26,710	-		-
Impairment of assets	14,699 (1)	-		-
Other expenses - one off donation	1,250	-		-
Changes in fair value of derivative assets	3,543	-		-
Change in fair value of financial assets at fair value through profit or loss	3,662	(1,970)		(3,527)
Changes in fair value of holdback shares for acquisition of FreeChain	-	3,186		-
Adjusted profit/(loss)	(229,873)	(51,266	)(2)	15,151 (2)

Notes:

(1)	In the year ended December 31, 2025, we recorded an impairment of US$4.7 million related to the fire accident in Massillon Ohio site, impairment of US$8.7 million related to old model of mining rigs, and US$1.3 million related to our other assets, which we expect to be nonrecurring.

(2)	In the year ended December 31, 2025, we revised definition of our previously reported non-IFRS Adjusted Profit / (Loss) and Adjusted EBITDA and recast the prior period for comparability. This revision, which resulted in a US$2.0 million and US$3.5 million reduction to the Adjusted Profit / (Loss) and Adjusted EBITDA results for the years ended December 31, 2024 and 2023, respectively, reflects non-cash fair value changes in financial assets at fair value through profit or loss as they do not represent normal operating expenses (or income) necessary to operate our business.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of US$149.4 million, cryptocurrencies of US$83.1 million, cryptocurrencies - receivables of US$135.6 million, and fiat currency investment of US$1.1 million in an unlisted debt instrument, redeemable on demand. We have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations as well as through the issuance of convertible notes and Class A ordinary shares and entering into borrowing arrangements. We believe that our cash, short-term investment, proceeds from our principal business, and anticipated proceeds from disposal of cryptocurrencies will be sufficient to meet our current and anticipated working capital requirements for at least the next 12 months from the date of this annual report. Consistent with our recent approach, we expect to opportunistically access sources of capital, including proceeds from the issuance of convertible notes, Class A ordinary shares and borrowing arrangements to meet our current and anticipated capital expenditure requirements. Our cash and cash equivalents decreased to US$149.4 million as of December 31, 2025 from US$476.3 million as of December 31, 2024, primarily due to significant working capital requirements associated with SEALMINER manufacturing and inventory procurement, as well as capital expenditures for datacenter infrastructure expansion, partially offset by proceeds from convertible note issuances, borrowings from a related party, equity financing and proceeds from disposal of cryptocurrencies. Our cash and cash equivalents increased to US$476.3 million as of December 31, 2024 from US$144.7 million as of December 31, 2023, primarily from our financing activities for the year ended December 31, 2024.

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our purchase of property, plant and equipment, investment properties and intangible assets, lease obligations, and borrowings. Other than those discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Purchase of property, plant and equipment, investment properties and intangible assets.  Purchase of property, plant and equipment, investment properties and intangible assets primarily consist of the purchase of machinery, equipment and other expenditure associated with datacenter construction and operations. The total cash outflow for the purchase of property, plant and equipment, investment properties and intangible assets were US$63.3 million, US$119.5 million and US$232.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had commitments that are scheduled to be paid within 12 months for the datacenters construction of approximately US$65.3 million, of which approximately US$23.6 million was recognized in payables as of December 31, 2025.

Lease obligations.  We occupy most of our office premises and certain datacenters under lease arrangements, which generally have an initial lease term between two to thirty years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2023, 2024 and 2025 were approximately US$7.8 million, US$13.1 million and US$12.0 million, respectively. As of December 31, 2025, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$13.6 million and US$106.6 million, respectively.

Borrowings.  Our borrowings as of December 31, 2025 represented a total commitment of approximately US$1.0 billion relating to (i) the balance of US$93.6 million relates to November 2024 Convertible Notes with the outstanding US$200.0 million aggregate principal amount, (ii) the balance of US$160.4 million relates to June 2025 Convertible Notes with US$375.0 million aggregate principal amount, (iii) the balance of US$198.7 million relates to November 2025 Convertible Notes, with US$400.0 million aggregate principal amount, (iv) bank loans of US$26.5 million, and (v) the loans from BIT Group, a related party, of US$521.8 million (comprising current portion of US$275.0 million and non-current portion of US$246.8 million).

For additional information regarding (i) the February 2026 Convertible Notes, (ii) the November 2025 Convertible Notes, and (iii) loans from BIT Group, see “–– Recent Developments.”

We intend to fund our existing and future material cash requirements primarily with our cash, short-term investments, proceeds from our principal business,  anticipated proceeds from disposal of cryptocurrencies, proceeds from the issuance of convertible notes and entering into borrowing arrangements. However, our future capital requirements will depend on many factors, including our rate of revenue growth and the market acceptance of our offerings, the timing and magnitude of capital expenditures for AI datacenter construction and conversion, GPU and AI business related equipment procurement and mining rig development and manufacturing, the pace at which we scale our infrastructure and hash rate capacity, our ability to obtain financing on acceptable terms for these capital investments, expansion of our sales and marketing activities, our ability to effectively control costs, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and financial condition could be adversely affected.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cash Flows

The following table presents our consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(1,738,678)	(622,073)	(271,787)
Net cash generated from investing activities	38,857	112,700	199,854
Net cash generated from/ (used in) financing activities	1,369,002	844,267	(13,493)
Net increase / (decrease) in cash and cash equivalents	(330,819)	334,894	(85,426)
Cash and cash equivalents at the beginning of the year	476,270	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	3,901	(3,353)	(1,207)
Cash and cash equivalents at the end of the year	149,352	476,270	144,729

Operating Activities

Net cash used in operating activities was US$1,738.7 million for the year ended December 31, 2025. The difference between our net profit of US$65.6 million and the net cash used in operating activities was primarily attributable to (i) changes in inventories of US$786.9 million driven by our SEALMINERs mass volume production, (ii) changes in prepayments and other assets of US$408.2 million primarily associated with advanced payments to inventories procurement for our SEALMINERs mass volume production, (iii) adjustments for revenue recognized on acceptance of cryptocurrencies of US$560.5 million and (iv) an adjustment for the gain on change in fair value of derivative liabilities of US$444.9 million, partially offset by (i) an adjustment for depreciation and amortization of US$168.1 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with the expansion of our datacenters during this year, (ii) an adjustment for interest expense on borrowings including borrowings from a related party of US$95.5 million, (iii) an increase in trade payables of US$67.7 million driven by higher electricity payables, elevated logistics and import duties payables associated with the deployment of SEALMINERs at our datacenters, and increased supply chain payables associated with SEALMINER production, (iv) an adjustment for loss on extinguishment of convertible senior notes of US$60.4 million and (v) an adjustment for share-based payment expenses of US$38.5 million for the issuance of options pursuant to our share incentive plans.

Net cash used in operating activities was US$622.1 million for the year ended December 31, 2024. The difference between our net loss of US$599.2 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenue recognized on acceptance of cryptocurrencies of US$324.5 million, (ii) changes in prepayments and other assets of US$219.2 million primarily associated with advanced payments to inventories procurement for our SEALMINERs mass volume production, and (iii) changes in inventories of US$81.2 million related to our manufacturing of SEALMINER, partially offset by (i) an adjustment for depreciation and amortization of US$81.1 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with our mining datacenters during this year, (ii) an adjustment for share-based payment expenses of US$34.0 million for the issuance of options pursuant to our share incentive plans and (iii) change in fair value of derivative liabilities of US$498.2 million.

Net cash used in operating activities was US$271.8 million for the year ended December 31, 2023. The difference between our net loss of US$56.7 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenue recognized on acceptance of cryptocurrencies of US$342.3 million, (ii) changes in prepayments and other assets of US$49.0 million primarily associated with deposits and prepayments made to suppliers following the expansion of our business during this period, and (iii) changes in other payables and accruals of US$5.1 million, partially offset by (i) an adjustment for depreciation and amortization of US$75.5 million primarily relating to the depreciation of mining rigs used in our principal business operations and property, plant and equipment used in connection with the expansion of our mining datacenters during this year, (ii) an adjustment for share-based payment expenses of US$45.5 million for the issuance of options pursuant to our share incentive plans and (iii) an adjustment for listing fee of US$33.2 million.

Investing Activities

Net cash generated from investing activities was US$38.9 million for the year ended December 31, 2025, primarily attributable to proceeds from disposal of cryptocurrencies of US$352.0 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$232.2 million, (ii) payment for mining rigs of US$35.4 million, (iii) cash paid for the Alberta, Canada site acquisition of US$21.9 million and (iv) cash paid for purchase of cryptocurrencies of US$18.2 million.

Net cash generated from investing activities was US$112.7 million for the year ended December 31, 2024, primarily attributable to proceeds from disposal of cryptocurrencies of US$248.4 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$119.5 million, (ii) payment for mining rigs of US$7.7 million and (iii) cash paid for business combinations, net of cash acquired of US$6.1 million.

Net cash generated from investing activities was US$199.9 million for the year ended December 31, 2023, primarily attributable to proceeds from disposal of cryptocurrencies of US$299.1 million and proceeds from disposal of financial assets at fair value through profit or loss US$31.1 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$63.3 million, (ii) payment for mining rigs of US$63.0 million and (iii) purchase of financial assets at fair value through profit or loss of US$4.4 million.

Financing Activities

Net cash generated from financing activities was US$1,369.0 million for the year ended December 31, 2025, which was primarily attributable to (i) proceeds from convertible senior notes, net of transaction costs, of US$751.0 million, (ii) borrowings from a related party of US$668.0 million, and (iii) proceeds from issuance of ordinary shares and warrants, net of transaction costs, of US$351.3 million, partially offset by (i) payment in connection with the extinguishment of convertible senior notes of US$147.9 million, (ii) purchase of zero-strike call option of US$129.6 million, (iii) repayments of borrowings to a related party of US$95.4 million, and (iv) acquisition of treasury shares of US$65.0 million.

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

Recent Accounting Pronouncements

As from January 1, 2025, we adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on our financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for our group
Amendments to IAS 21, Lack of Exchangeability	January 1, 2025	January 1, 2025

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2025 and which have not been adopted in these financial statements. We are in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far, we have concluded that the adoption of them is unlikely to have a significant impact on our financial position but will have disclosure impacts.

Standard/Interpretation	Application Date for our group
Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7, Annual improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7, Contracts referencing Nature-dependent Electricity	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency	January 1, 2027

Critical Accounting Policies and Significant Judgments and Estimates

We prepared our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

The judgments and estimates that have a significant risk of causing a material adjustment to the carry amounts of assets and liabilities within the next financial year, which we consider to be critical, are outlined below.

Valuation of the recoverable amount of the indefinite-lived intangible assets and goodwill for impairment analysis

The recoverable amount of the Cash-generating units (“CGUs”) is determined by the use of valuation models and unobservable inputs that are subject to significant estimates and assumptions. These estimates and assumptions can include, among others, the cash flows that an asset is expected to generate in the future and discount rates. The judgments and estimates used are disclosed in Note 14 to the consolidated financial statements included elsewhere in this annual report.

Other estimates and assumptions utilized in the preparation of our consolidated financial statements are income taxes, share-based payments, fair value of financial instruments, impairment of property, plant and equipment, mining rigs and other assets, and depreciation of mining rigs. Our use of judgments and estimates are disclosed in Note 3 to the consolidated financial statements included elsewhere in this annual report, and the related accounting policies are disclosed in Note 2 to the consolidated financial statements included elsewhere in this annual report. When reviewing our financial statements, you should consider our selection of critical accounting policies, our significant judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. You should read the descriptions of these significant judgments and estimates in conjunction with other disclosures included in this annual report.

We believe that the following are the material accounting policies.

Cryptocurrencies

Cryptocurrencies includes USD Coin (“USDC”) and cryptocurrencies other than USDC held in our cryptocurrency wallets. We classify the cryptocurrencies as current assets based on the intention to actively utilize or convert them within the normal operating cycle.

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

We further adopt the cost model to account for cryptocurrencies other than USDC and review their useful life and impairment at each reporting date in accordance with IAS 38 Intangible Assets. We account for cryptocurrencies other than USDC at cost. If circumstances indicate that the carrying amount of cryptocurrencies other than USDC may not be recoverable, the assets may be considered impaired, and an impairment loss may be recognized in accordance with the accounting policy for impairment of cryptocurrencies other than USDC as disclosed in Note 2(x) to the consolidated financial statements included elsewhere in this annual report.

Gains or losses arising from the disposal of cryptocurrencies other than USDC are determined as the difference between the net disposal proceeds and the carrying amount of the assets. We recognize realized gains or losses on the date of the disposal using the first-in-first-out method of accounting.

Receivables and payables settled in cryptocurrencies

We measure receivables and payables settled in cryptocurrencies (including cryptocurrencies-receivables) at the fair value of the underlying cryptocurrencies, based initially on their respective quoted prices and subsequently on the measurement date. Changes in the fair value of the underlying cryptocurrencies are recognized in other operating income/(expenses) in our consolidated statements of operations and comprehensive income/(loss). Receivables settled in cryptocurrencies are further adjusted for expected credit losses.

We present revenue recognized upon the acceptance of cryptocurrencies, which is a non-cash item, as an adjustment to remove the non-cash item in the cash flows from operating activities. Disposals of cryptocurrencies received in revenue arrangements are presented as cash flows from investing activities in our consolidated statements of cash flows.

Revenue recognition

Our revenues are derived principally from the self-mining arrangements, the sale of mining rigs and accessories, cloud hash rate arrangements, hosting arrangements (including general, membership and cloud hosting arrangements) and AI cloud services.

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

For arrangements priced at fiat currency, we recognize revenue based on the contract price. For arrangements priced at cryptocurrency, we recognize revenue based on the spot price of the cryptocurrency to fiat currency on the date when it is earned.

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

In exchange for providing hash calculation service to the mining pool operators, we are entitled to non-cash compensation, cryptocurrency, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. For the periods presented, we primarily participated in Bitcoin mining to generate our self-mining revenues, and the payment mechanisms used by the mining pool operators were FPPS, PPS+ and TIDES. We mainly participate in mining pools operators that use the FPPS payment mechanism.

The non-cash consideration includes block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, we are entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the TIDES payment mechanism, our entitlement to non-cash consideration is variable and dependent upon the successful validation of a block by the mining pool operator, and is not included in the transaction price until the uncertainty is resolved.

FPPS Mining Pools

We are entitled to compensation once we begin to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that we are entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●	The non-cash consideration referred to as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that we provide to the pool operator as a percent of the Bitcoin network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin network block rewards expected to be generated for the same daily period.

●	The non-cash consideration referred to as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin network during the daily 24-hour period as a percent of the total block rewards the Bitcoin network actually generated during the same 24-hour period, multiplied by the block rewards we earned for the same 24-hour period.

●	The gross non-cash compensation, consisting of the block reward and transaction fees, earned by us is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generate revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

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

TIDES Mining Pool

Our entitlement to non-cash consideration, referred to as block rewards, is determined by our proportion of hash calculation contributions to a specific window of hash calculations at the time a block is successfully validated. The pool operator defines this “latest number of shares” (the window size) within its reward policy. The non-cash consideration under the TIDES payment mechanism is calculated using the following formula: our submitted shares as a proportion of the total shares in this window, multiplied by the block rewards and transaction fees earned on the Bitcoin blockchain. Transaction fees are determined in a manner consistent with the PPS+ mining pool, based on the actual fees attributable to successfully validated blocks.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations we perform; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+ and TIDES; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

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

Sale of Mining Rigs and Accessories

We recognize revenue from sale of mining rigs and accessories to customers at the point in time when control of the mining rigs is transferred to the customer, which generally occurs upon shipment of the mining rigs as defined in the revenue contract. Sale of mining rigs and accessories is the sole performance obligation in this type of arrangement. We accept both cryptocurrency and fiat currency as payments for sale of mining rigs and accessories.

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

For plans under the accelerator mode, besides the aforementioned subscription prices, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the subscribed computing power and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognize the revenue when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

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

Pursuant to the management services agreement, we provide management services for the customer’s mining rigs up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, we promise to deliver a package of services to provide an infrastructure for the mining rigs, such as a premise for the custody of mining rigs, and network and utility to support the operation of the mining rigs. Unlike the general hosting service where we include in our service package to host or operate the customer’s mining rigs under the customer’s instructions so that the mining rigs keep running and remain connected to the customer designated mining pools (the “mining rigs operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining rigs operation service or choose to operate the mining rigs using the customer’s own personnel. We charge additional fee, at our stand-alone selling price, for the subscription of our mining rigs operation service. The management services fee and the mining rigs operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

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

For plans under the accelerator mode, besides the aforementioned fees, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining rigs and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. We include such additional consideration in the transaction price and recognize revenues when we can reasonably calculate the amount and determine it is probable a significant reversal will not occur. For all the periods presented, no revenue was generated from the additional consideration from Cloud Hosting arrangements offered under the accelerator mode.

AI Cloud Services

We offer cloud-based computing, storage, and artificial intelligence services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware. We have a single performance obligation in offering the use of software and hardware as a bundle to customers as both software and hardware are interdependent in our service delivery. Revenue is measured based on the transaction price, which represents the amount of consideration we expect to be entitled to in exchange for providing services, exclusive of discounts and, where applicable, sales taxes collected on behalf of third parties.  Revenue related to subscription-based cloud services is recognized over the subscription contract period. Revenue related to on-demand cloud services based on usage is recognized as usage occurs. We accept both cryptocurrency and fiat currency as payments for these services.

Impairment of indefinite-lived intangible assets and goodwill

Intangible assets with indefinite life as well as goodwill are subject to impairment tests annually or whenever there is an indication at the end of a reporting period that the asset may be impaired. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The determination of recoverable amount requires significant judgment and the use of estimates in respect of forecast cash flows, discount rates and other management judgments. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in a CGU. An impairment loss recognized for goodwill is not reversed in a subsequent period.

SEC Filing Status

Based on our public float as of June 30, 2024, we became a large accelerated filer, and lost emerging growth company status as of December 31, 2024. Consequently, we were required to adopt new or revised accounting standards applicable to public companies that are not emerging growth companies and to comply with the auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors and executive officers as of the date of this annual report are as follows.

Name	Age	Position
Jihan Wu	40	Chairman of the Board and Chief Executive Officer
Linghui Kong	44	Chief Business Officer
Chao Suo	40	Director and Chief Operating Officer
Jianchun Liu	48	Chief Financial Officer, Business Operations
Naphat Sirimongkolkasem	36	Director
Sheldon Trainor-DeGirolamo	62	Director
Guang Yang	43	Director
Lars Eivind Haugnes Naas	54	Director
Yeow Beng Lim	68	Director
Haris Basit	64	Chief Strategy Officer
Yuling Ma	58	Chief Technology Officer

Jihan Wu is the founder of our company and has served as Chairman of our board of directors since January 2021 and as our Chief Executive Officer since March 2024. Mr. Wu is also the founder of BIT Group and has been its director since 2019. Prior to founding Bitdeer, Mr. Wu co-founded BitMain Technologies Holding Company in 2013. Mr. Wu left Bitmain in January 2021 and has not held any management role at Bitmain since then. Mr. Wu obtained dual bachelor’s degrees in both Economics and Psychology from Peking University in 2009. Mr. Wu has been residing in Singapore since 2019.

Linghui Kong has served as our Chief Business Officer since March 2024. He served as the Chief Executive Officer of Bitdeer and then our Chief Executive Officer from January 2021 to March 2024. Mr. Kong also served on our board of directors from March 2023 to June 2025. He served as the head of Application Software Department of BitMain from April 2018 to December 2020. Prior to that, Mr. Kong served as a senior software architect of Tencent Technology Beijing Co., Ltd. from April 2011 to March 2018. Mr. Kong obtained a master’s degree in Telecommunication and Information System from Beijing University of Posts and Telecommunications in 2008 and a bachelor’s degree in Telecommunication Engineering from Beijing University of Posts and Telecommunications in 2005.

Jianchun Liu has served as the Chief Financial Officer of Bitdeer and then our Chief Financial Officer since January 2021, responsible for business operations. Mr. Liu also served on our board of directors from March 2023 to March 3, 2025. Mr. Liu obtained an MBA from University of Chinese Academy of Sciences in 2017 and a bachelor’s degree in Economics from Renmin University of China in 2000.

Chao Suo has served on our board of directors since October 2023 and our Chief Operating Officer since September 2024. She has over ten years of experience in human resources, including HR strategy framework, recruitment, performance management, competency development, compensation & benefit, and labor compliance. Ms. Suo has served as the HR Director of Bitdeer since March 2021. Prior to that, she served as the HR Director of BitMain from 2015 to 2021. Ms. Suo obtained a master’s degree in Corporate Management from Communication University of China in 2010 and a bachelor’s degree in Business Administration from Beijing Forestry University in 2008.

Naphat Sirimongkolkasem has served on our board of directors since April 2023. He previously served as the Chief Financial Officer and as a member of the board of directors of Blue Safari Group Acquisition Corp. (Nasdaq: BSGA) from April 2021 until the Business Combination in April 2023. Mr. Sirimongkolkasem is experienced in management, business development and capital market transactions, including M&A, fundraising, initial public offering, and restructuring in Asia. Since June 2025, he has served as the Chief Executive Officer, Chief Financial Officer and Chairman of White Pearl Acquisition Corp. (NYSE: WPAC). Since 2023, Mr. Sirimongkolkasem has served as a director of First Sino-Asia (Thailand) and First Euro Investment Limited. At First Sino-Asia, he is responsible for operations, business development, and investment activities; at First Euro Investment Limited, he focuses on business development and operations. From 2021 to 2024, Mr. Sirimongkolkasem was a co-founder of Collis Capital, where he managed operational activities and oversaw the analysis and evaluation of investment opportunities. From 2017 to 2021, he served as Investment Director of Sapientia Capital Limited. Mr. Sirimongkolkasem was a consultant at Vision Skill Consulting Limited from 2014 to 2017, a firm specializing in strategy, management and engineering advisory for the infrastructure, transportation, and hospitality sectors. Mr. Sirimongkolkasem obtained his Bachelor’s Degree of Arts in Economics from Durham University (United Kingdom) in 2012.

Sheldon Trainor-DeGirolamo has served on our board of directors since April 2023. He served as the Non-Executive Director of Foxconn Interconnect Technology Ltd (6088.HK), a publicly traded company on the Hong Kong Stock Exchange, between May 2019 and June 2024. He has also served as the Director of Experiential Media Group and Linksys Holdings, Inc. since May 2021 and June 2021, respectively. Since January 2026, Mr. Trainor-DeGirolamo has served as a director of Muzero Acquisition Corp (NASDAQ: MUZEU), a special purpose acquisition company. From May 2012 to November 2020, he served as the Executive Director of Macau Legend Development Company Ltd., a publicly traded company on the Hong Kong Stock Exchange. He also served as the Director of Athenex (NASDAQ: ATNX), a biopharmaceutical company publicly traded on Nasdaq, from June 2017 to May 2019. He is the Founder and Managing Director of PacBridge Capital Partners (HK) Limited, a principal investment firm based in Hong Kong, which he founded in 2009. Prior to establishing PacBridge, Mr. Trainor-DeGirolamo spent more than 20 years in the financial services industry, including with Credit Suisse Australia, Morgan Stanley Asia and as the Head of Investment Banking for Asia and as Vice Chairman of Merrill Lynch Asia. Mr. Trainor-DeGirolamo received a Bachelor of Commerce from the University of British Columbia.

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

Lars Eivind Haugnes Naas has served on our board of directors since February 2025. He is the founder, Chairman of the board of directors, and CEO of TROLL HOUSING AS, as well as the founder and a member of the board of directors of TYDAL DATA CENTER AS, both of which are our subsidiaries. Additionally, Mr. Naas is the co-owner and Chairman of the board of directors of Renol Invest AS, a private minor family office for his father’s and brothers’ fortunes, and also the founder, Chairman of the board of directors and a co-owner of Hana AS, a joint venture real estate investment vehicle. Prior to those, from 2018 to 2024, he served as a co-owner and member of the board of directors of Landbruksteknikk AS, a company specializing in field construction work; from 2012 to 2024, as a co-owner and member of the board of directors of Anleggsdeler AS, a company specializing in machinery and plant sale and lease; and from 2009 to 2024, as a co-owner and member of the board of directors of Bergtatt Opplevelser AS, a company doing adventure tours into the family mine which is now closed, where he also acted as the general manager from 2014 to 2024. Furthermore, he was a co-owner and member of the board of directors of Naas Kalksteinbrudd AS, a previous family business doing mining operations, from 1991 to 2022, serving as the Chairman of the Board of Directors from 2017. Earlier in his career, Mr. Naas received his certification and degree in construction, groundwork, and concrete in 1990, and his certification in rock blasting special education in 1991. He holds professional certifications as a rock blaster and rock blasting supervisor.

Yeow Beng Lim has served on our board of directors since June 2025. He has more than 30 years of experience across logistics, engineering, and healthcare industry. He currently serves as an advisor or director to several companies in these sectors and as an independent director and chairman of the board of directors of Advanced Holdings Ltd (BLZ.SI), a Singapore Exchange-listed Company. Mr. Lim has held various leadership roles in the ST Logistics, Toll Global Logistics (formerly known as SembCorp Logistics) as well as various directorships at more than 25 commercial companies spanning North America, Europe, Middle East and Asia. Prior to joining the private sector, Brigadier-General (Retired) Lim held various command and staff appointments in his career with the Singapore Armed Forces. Mr. Lim obtained his Bachelor of Engineering Degree in Mechanical Engineering (Hons) in 1983 and Master of Science in Industrial Engineering in 1987 from the National University of Singapore. He has attended Executive Development Programme by IMD, Switzerland in 1997 and was certified as a Senior Accredited Director by the Singapore Institute of Directors in January 2024.

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

Yuling Ma has served as our Chief Technology Officer since January 2025. Ms. Ma is a seasoned technology executive with extensive international experience. She served as Chief Technology Officer of FreeWheel from January 2021 to September 2024, and as the senior vice president of engineering and general manager of FreeWheel’s Beijing office from December 2018 to January 2021. From January 2015 to December 2018, Ms. Ma served as the Head of data product and platform at JD.COM, Chief Technology Officer of Stealth Startup and the vice president of technology and general manager of Pegasus Inc.’s Beijing office. Prior to that, Ms. Ma successively served in various software engineering positions at MicroStrategy Inc from March 1998 to December 2014, including vice president, software engineering and general manager of Beijing research and development center and director of software engineering. Ms. Ma received her bachelor’s degree and master’s degree in computer science from Tsinghua University in 1991 and 1994, respectively. She also received a master’s degree in computer science from University of Maryland in 1996.

B.	Compensation

Historical Compensation of Bitdeer’s Directors and Executive Officers

For the year ended December 31, 2025, an aggregate of approximately US$10.8 million in cash and benefits was provided to Bitdeer’s executive officers and directors. For awards granted to Bitdeer’s executive officers and directors, see the section entitled “2023 Share Incentive Plan.” Bitdeer has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers and directors.

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

2023 Share Incentive Plan

A share incentive plan was adopted in connection with the Business Combination, approved by both shareholders of Bitdeer and shareholders of BSGA prior to the consummation of the Business Combination, effective in April 2023 (the “2023 Plan”). As of April 21, 2026, the maximum aggregate number of Class A ordinary shares that may be granted under the 2023 Plan is 21,877,912. As of April 21, 2026, awards covering a total of 18,263,184 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following paragraphs summarize the principal terms of our 2023 Plan.

Shares Available for Awards

Subject to adjustment for specified changes in our capitalization as set forth in the 2023 Plan, the maximum aggregate number of shares of common share that may be issued under the 2023 Plan will be equal to 21,877,912.

The following shares of common shares will become available again for the grant of a share award under the 2023 Plan: (i) any share issued pursuant to a share award that terminates, expires, or lapses for any reason; (ii) any share delivered by the participant or withheld by us upon the exercise of any award under the 2023 Plan, in payment of the exercise price thereof or tax withholding thereon; and (iii) any share issued pursuant to a share award that is forfeited.

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

Options. The Committee will be authorized to grant options to purchase shares of common share that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive share options (“ISOs”), or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2023 Plan will be subject to terms, including the exercise price and the conditions and timing of exercise, determined by the Committee and specified in the applicable award agreement. In general, the exercise price per share of common share for each non-qualified share option (“NSO”) granted under the 2023 Plan will be a fixed or variable price related to the fair market value. The exercise price per share of common share for each ISO granted under the 2023 Plan will be equal to the fair market value (or 110% of the fair market value, in the case of ISOs granted to a more than 10% shareholder) of the share at the time of grant. The maximum term of an option granted under the 2023 Plan will be ten years from the date of grant. Payment in respect of the exercise of an option may be made in cash or by check, or the Committee may, in its discretion and to the extent permitted by law, allow the payment to be made through a broker-assisted cashless exercise mechanism, a share tender exercise, or by any other method that the Committee determines to be appropriate.

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

Awards Requiring Exercise

Incentive share options and, except as provided in the award agreement, nonqualified share options, may not be transferred other than by will or the laws of descent and distribution, and during an employee’s lifetime may be exercised only by the employee or the employee’s guardian or legal representative. Upon the cessation of a participant’s employment with us, an award requiring exercise will cease to be exercisable and will terminate and all other unvested awards will be forfeited, except that:

●	All share options held by the participant which were exercisable immediately prior to the participant’s termination of service with us other than for Cause (as defined in the 2023 Plan) will, except as otherwise set forth in the option award agreement, remain exercisable until the tenth anniversary of the grant date to the extent that such options were vested and exercisable on the date of the participant’s termination of employment or service;

●	All share options held by the participant which were exercisable immediately prior to the participant’s termination of service with us due to death or disability will remain exercisable until the tenth anniversary of the grant date to the extent that such options were vested and exercisable on the date of the participant’s termination of employment on account of death or disability.

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

The following table summarizes, as of April 21, 2026, the options granted under our share incentive plans to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jihan Wu	-	-	-	-
Linghui Kong	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
	*	6.96	April 1, 2024	April 1, 2034
Chao Suo	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	3.5	January 1, 2023	January 1, 2033
	*	6.96	April 1, 2024	April 1, 2034
Jianchun Liu	*	3.5	August 1, 2021	August 1, 2031
	*	3.5	January 1, 2022	January 1, 2032
	*	6.96	April 1, 2024	April 1, 2034
Naphat Sirimongkolkasem	*	7.03	July 1, 2023	July 1, 2033
	*	10.59	July 1, 2024	July 1, 2034
	*	11.3	July 1, 2025	July 1, 2035
Sheldon Trainor-DeGirolamo	*	7.03	July 1, 2023	July 1, 2033
	*	10.59	July 1, 2024	July 1, 2034
Guang Yang	*	7.03	July 1, 2023	July 1, 2033
	*	10.59	July 1, 2024	July 1, 2034
	*	11.3	July 1, 2025	July 1, 2035
Lars Eivind Haugnes Naas	*	21.67	January 1, 2025	January 1, 2035
Yeow Beng Lim	*	11.30	July 1, 2025	July 1, 2035
Haris Basit	*	5.51	July 1, 2023	July 1, 2033
	*	6.96	April 1, 2024	April 1, 2034
	*	8.96	April 1, 2025	April 1, 2035
Yuling Ma	*	8.96	April 1, 2025	April 1, 2035
	*	11.3	July 1, 2025	July 1, 2035

*	Less than 1% of our total issued and outstanding ordinary shares.

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

Plan Administration. The 2023 Performance Plan will be administered by the Chairman of our company. The compensation committee of our board of directors or any member of our compensation committee as designated by our board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

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

Our audit committee will oversee our company’s accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent auditor;

●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

●	reviewing responsibilities, budget, compensation and staffing of our internal audit function;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and, if material, approving all related party transactions on an ongoing basis;

●	reviewing and discussing the annual audited financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

●	discussing policies with respect to risk assessment and risk management with management and internal auditors;

●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by us, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

●	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

Our compensation committee consists of Jihan Wu, Chao Suo and Guang Yang. Jihan Wu will be the chairperson of the compensation committee. Guang Yang satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our compensation committee will be responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;

●	reviewing and evaluating the performance of our directors and relevant executive officers and determining the compensation of relevant executive officers;

●	reviewing and approving our executive officers’ employment agreements with our company;

●	setting performance targets for relevant executive officers with respect to our incentive compensation plan and equity-based compensation plans;

●	administering our equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Jihan Wu, Yeow Beng Lim and Sheldon Trainor-DeGirolamo. Jihan Wu will be the chairperson of the nominating and corporate governance committee. Each of Sheldon Trainor-DeGirolamo and Yeow Beng Lim satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;

●	reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and

●	advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Terms of Directors and Executive Officers

Our directors may be appointed by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in general meeting, we shall have no less than three (3) and no more than twelve (12) directors. A director will cease to be a director automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees

Following and as a result of the contemplation of the Business Combination, our business is conducted through Bitdeer Technologies Holding Company.

We had approximately 211, 246 and 471 full-time employees as of December 31, 2023, 2024 and 2025, respectively. We also hire part-time employees from time to time. Of the 471 full-time employees as of December 31, 2025, approximately 91 were engaged in research and development activities and 380 were engaged in business development, finance, information system, facilities, human resources or administrative support. Most of our employees are located in Singapore and United States. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of ordinary shares as of April 21, 2026.

●	each person known by us to be the beneficial owner of more than 5% of ordinary shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

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

As of April 21, 2026, there are 198,913,731 Class A ordinary shares (excluding nil Class A ordinary shares that have been repurchased but not cancelled and 8,468,649 Class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans) and 44,399,922 Class V ordinary shares issued and outstanding.

Unless otherwise indicated, as of April 21, 2026, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

	Class A Ordinary Shares	% of Total Class A Ordinary Shares	Class V Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Jihan Wu(3)	2,946,206	1.5	44,399,922	19.5	69.5
Linghui Kong	*	*	-	*	*
Jianchun Liu	*	*	-	*	*
Chao Suo	*	*	-	*	*
Naphat Sirimongkolkasem	*	*	-	*	*
Sheldon Trainor-DeGirolamo	*	*	-	*	*
Guang Yang	*	*	-	*	*
Lars Eivind Haugnes Naas(4)	*	*	-	*	*
Yeow Beng Lim	-	-	-	-	-
Haris Basit	*	*	-	*	*
Yuling Ma	*	*	-	*	*
All executive officers and directors as a group (eleven individuals)	5,710,768	2.8	44,399,922	20.5	69.8
5.0% Shareholders
Giancarlo Devasini and his affiliated entities(5)	38,356,531	19.3	-	15.8	6.0

Notes:

*	Less than one percent (1%).

(1)	The business address for our directors and executive officers of our company is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509.

(2)	For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class V ordinary share will be entitled to ten (10) votes. Each Class V ordinary share shall automatically convert into one (1) Class A ordinary share if transferred from a Founder Entity to a non-Founder Entity, except under certain circumstances.

(3)	Represents 44,399,922 Class V ordinary shares directly held by Victory Courage Limited (“Victory Courage”). Victory Courage is a British Virgin Islands company wholly owned by Cosmic Gains Global Limited, a company incorporated in the British Virgin Islands wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Jihan Wu as the settlor and Mr. Wu and his family members as the beneficiaries. Under the terms of such trust, Mr. Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Victory Courage in our company.

(4)	Includes Class A ordinary shares held through a family investment vehicle, over which Mr. Naas shares voting and investment power with certain family members, and Class A ordinary shares held through a personal investment vehicle, over which Mr. Naas has sole voting and investment power.

(5)	Represents 38,356,531 Class A ordinary shares held by Tether Investments, S.A. de C.V. (“Tether Investment”), a wholly owned subsidiary of Tether Holdings, S.A. de C.V. (“Tether Holdings”). Giancarlo Devasini (together with Tether Investment and Tether Holdings, the “Reporting Persons”) has a greater than 50% voting interest in Tether Holdings. Mr. Devasini disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The information above is reported on Schedule 13D/A filed by the Reporting Persons on February 20, 2026.

As of April 21, 2026, to our knowledge, approximately 89.5% of our total issued and outstanding Class A ordinary shares were held by three record shareholders in the United States, and none of our Class V ordinary shares were held by record shareholders in the United States.

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

Employment Agreements and Indemnification Agreements

See the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Cryptocurrency services provided by BIT Group

BIT Group and its subsidiaries are entities over which Bitdeer’s controlling person has significant influence, as Mr. Jihan Wu, Bitdeer’s founder and Chairman of the board of directors, is the co-founder and chairman of the board of directors of BIT Group. During the years ended December 31, 2023, 2024 and 2025, substantially all of Bitdeer’s cryptocurrencies were held in custody by BIT Group and Bitdeer’s purchase and disposal of cryptocurrencies, at spot price on the date of transaction, was primarily from and to BIT Group. The service fees charged by BIT Group for the years ended December 31, 2023, 2024 and 2025 were approximately US$0.2 million, US$0.2 million and US$0.5 million, respectively.

Services provided to BIT Group

During the years ended December 31, 2023, 2024 and 2025, we provided services to BIT Group, including technical and human resources services and, for the year ended December 31, 2024, hosting services. The service fees charged to BIT Group for the years ended December 31, 2023, 2024 and 2025 were approximately US$0.8 million, US$18.7 million and US$1.3 million, respectively.

Other transactions with BIT Group

Limited Partnership Investment

In July 2022, we entered into an agreement with BIT Group to subscribe for a limited partner interest in a limited partnership established by BIT Group, with a capital commitment of US$20.0 million. We, as a limited partner, do not have control or significant influence over the limited partnership. As of December 31, 2025, the capital contribution made by us to the limited partnership was approximately US$17.3 million. As of December 31, 2025 and 2024, the fair value of the limited partnership interest was US$20.3 million and US$21.8 million, respectively. We recorded approximately US$1.5 million loss, US$1.9 million gain and US$3.5 million gain on change in fair value of financial assets at fair value through profit or loss for the years ended December 31, 2025, 2024 and 2023, respectively.

BIT Assets Collateralized Loan

In April 2025, we entered into the BIT Assets Collateralized Loan with BIT Group for a financing facility of up to US$200.0 million. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate and are repayable in fixed monthly instalments over a 24-month term. The facility is collateralized by our SEALMINERs, and is maintained in compliance with an agreed loan-to-value ratio. In July and October 2025, we entered into amendments to the BIT Assets Collateralized Loan, pursuant to which the total maximum financing facility was increased from US$200.0 million to US$400.0 million and the definition of collateral was expanded to include mining rigs, inventories, datacenter assets and such other collateral as may be mutually agreed between the parties. As of the date of this annual report, we had drawn down US$400.0 million under the BIT Assets Collateralized Loan.

In October, December 2025, January, February and March 2026, we entered into additional loan agreements with BIT Group similar to the BIT Assets Collateralized Loan arrangement, pursuant to which additional financing facilities of US$100.0 million were made available in October 2025 and US$50.0 million were made available in each respective month from December 2025 to March 2026, for an aggregate of US$300.0 million, on substantially the same terms. As of the date of this annual report, we had fully drawn down US$300.0 million under these additional facilities.

BTC Collateralized Loan

In September 2025, we entered into the BTC Collateralized Loan with BIT Group for a financing facility of up to US$400.0 million. Loans drawn under the facility bear a fixed interest rate of 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is collateralized by Bitcoin, maintained based on a loan-to-value ratio. As of the date of this annual report, we had drawn down US$118.0 million under the BTC Collateralized Loan, and all amounts outstanding have been repaid in full.

BTC Loan

In February 2026, we entered into a loan agreement with BIT Group, pursuant to which we borrowed 800 Bitcoin from BIT Group. The agreement was amended in February and March 2026 to increase the financing facility from 800 Bitcoin to 3,000 Bitcoin and 6,000 Bitcoin, respectively. Loans drawn under the facility bear interest at 3.00% per annum, payable weekly in arrears. Each drawdown has a tenor as agreed between the parties. The loans are secured by collateral in the form of stablecoins or fiat currency and are subject to a loan-to-value ratio. As of the date of this annual report, we have an outstanding balance of approximately 2,802 Bitcoin under the facility.

BIT Structured Product Agreement

In February 2026, we entered into the BIT Structured Product Agreement with BIT Group, pursuant to which BIT Group will provide a diverse suite of products, including collateralized financing, options, notes, accumulators/decumulators, and other digital asset derivatives. As of the date of this annual report, we have entered into put option transactions under the BIT Structured Product Agreement with total premium paid of approximately US$6.4 million.

Related Person Transaction Policy

We have adopted an amended and restated policy and procedures with respect to related person transactions, effective July 29, 2025. Under the policy, a related person transaction is a transaction, arrangement, relationship or loan in which we or any of our subsidiaries is a participant, the amount involved exceeds US$120,000, and any related person has a direct or indirect material interest. The audit committee of our board of directors is responsible for reviewing and approving related person transactions. In evaluating a proposed transaction, the audit committee considers all relevant facts and circumstances, including the benefits to us, the impact on a director’s independence, the availability of other sources for comparable products or services, and whether the terms are no less favorable to us than those available from unrelated third parties. The audit committee approves only those transactions that are entered into on an arm’s length basis and are in our best interests and the best interests of our shareholders. No member of the audit committee may participate in the review or approval of any transaction in which such member is a related person.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this annual report. See the section entitled “Item 18. Financial Statements.”

Legal Proceedings

In January 2026, American Heavy Plate Solutions, LLC filed a lawsuit against our subsidiaries Erie Creek, Whitetail Creek and Bitdeer, Inc. in the Court of Common Pleas of Monroe County, Ohio, alleging that our planned datacenter construction at our Clarington, Ohio site would interfere with the plaintiff’s operations and violate a restrictive covenant in its lease with the Monroe County Port Authority. The timing of power availability and construction at our Clarington site may be affected by these proceedings. We intend to vigorously defend against the claims.

We are unable to predict the outcome of this matter or estimate the possible loss or range of loss, if any, at this time. We may from time to time in the future be subject to various other legal and administrative proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

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

Share Repurchase Programs

On June 16, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated June 16, 2023, our board of directors authorized the repurchase of up to US$1,000,000 of the Class A ordinary shares (the “Repurchase Program”), effective until September 15, 2023. The Repurchase Program was subsequently extended by our board of directors to be effective until December 15, 2023. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Program does not obligate us to repurchase any specific number of the Class A ordinary shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. On October 18, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, our board of directors authorized the repurchase of up to US$2,000,000 of our Class A ordinary shares, effective until April 17, 2024. During the year ended December 31, 2023, we purchased 606,756 Class A ordinary shares for approximately US$2.6 million under these repurchase programs. These shares were cancelled during the year ended December 31, 2024.

In September 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$10.0 million worth of our Class A ordinary shares, effective from September 9, 2024 through September 8, 2025. As of the date of this annual report, we have fully utilized the US$10.0 million under the foregoing share repurchase program.

In February 2025, our board of directors approved a share repurchase program under which we may repurchase up to US$20.0 million worth of our Class A ordinary shares, effective from February 28, 2025 through February 28, 2026. As of the date of this annual report, we have fully utilized the US$20.0 million under the foregoing share repurchase program.

In May 2025, our board of directors approved a new share repurchase program to repurchase up to additional US$40.0 million worth of our Class A ordinary shares, effective from May 30, 2025 and ending on May 29, 2026. As of the date of this annual report, we have fully utilized the US$40.0 million under the foregoing share repurchase program.

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

As of April 21, 2026, there were 198,913,731 Class A ordinary shares (excluding nil Class A ordinary shares that have been repurchased but not cancelled and 8,468,649 Class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans) and 44,399,922 Class V ordinary shares issued and outstanding.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our current amended and restated memorandum and articles of association (“Memorandum and Articles of Association”), insofar as they relate to the material terms of our ordinary shares. The summary is not complete and should be read together with the Memorandum and Articles of Association, a copy of which is set forth in Exhibit 1.1 to this annual report.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who are entitled to do so attend and vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of ordinary shares which are cast by those of our shareholders who are entitled to do so attend and vote at the meeting. Under the Cayman Companies Act, a special resolution will be required in order for us to effect certain important matters as stipulated in the Cayman Companies Act, such as a change of name or making changes to the Memorandum and Articles of Association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

The Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights;

●	the rights and terms of redemption and liquidation preferences; and

●	any other powers, preferences and relative, participating, optional and other special rights.

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

Anti-Takeover Provisions.  Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that our shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company.  We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Operations, Industry and Financial Condition,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for our use, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares, assuming the absence of applicable United Nations sanctions as implemented or otherwise adopted under the laws of the Cayman Islands. There is no limitation imposed by laws of Cayman Islands or in our articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Class A ordinary shares by a “U.S. Holder” (as defined below). This discussion applies only to Class A ordinary shares that are held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this discussion, “ordinary shares” refer to Class A ordinary shares. This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, any alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on net investment income, or any tax consequences that may be relevant to U.S. Holders that are subject to special tax rules, including, without limitation:

●	banks or other financial institutions;

●	insurance companies;

●	mutual funds;

●	pension or retirement plans;

●	S corporations;

●	broker or dealers in securities or currencies;

●	traders in securities that elect mark-to-market treatment;

●	regulated investment companies;

●	real estate investment trusts;

●	trusts or estates;

●	tax-exempt organizations (including private foundations);

●	persons that hold ordinary shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our shares;

●	persons that acquired ordinary shares pursuant to an exercise of employee stock options or otherwise as compensation;

●	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;

●	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;

●	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and

●	corporations that accumulate earnings to avoid U.S. federal income tax.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A ordinary shares, that is, for U.S. federal income tax purposes:

●	an individual who is a U.S. citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” distributions on ordinary shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the ordinary shares and will be treated as described below under “—Sale or Other Taxable Disposition of Class A ordinary shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

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

Sale or Other Taxable Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Class A ordinary shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Class A ordinary shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credit arising from any foreign tax imposed on the disposition of our Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement. However, if our Class A ordinary shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. Any such foreign currency gain or loss will be U.S.-source for foreign tax credit purposes.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of Class A ordinary shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company Rules

The U.S. federal income tax treatment of U.S. Holders could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) during such year consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income for such year consists of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are, and cryptocurrency balances are likely, passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly, indirectly, or constructively, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on our analysis of our income, assets, activities, and market capitalization, we believe that we were not a PFIC, for our taxable year ended December 31, 2025. However, our PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to the market price of our Class A ordinary shares from time to time, which could be volatile). In addition, the risk of us being a PFIC for any taxable year will increase if our market capitalization declines substantially during that year. Furthermore, whether and to which extent our income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of our income, such as income from cryptocurrency self-mining, cloud hash rate, or hosting for purposes of the PFIC rules and, although we currently treat these items of income as active, such treatment is uncertain. Moreover, certain of our business activities generate passive income and, although the amount of such income is currently small, our risk of being a PFIC will increase if the proportion of our revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

Although PFIC status is generally determined annually, if we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder in the U.S. Holder’s ordinary shares and the U.S. Holder did not make either a mark-to-market election or a qualifying electing fund (“QEF”) election, which are referred to collectively as the “PFIC Elections” for purposes of this discussion, for the first taxable year in which we are treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, or the U.S. Holder does not otherwise make a purging election, as described below, the U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other taxable disposition of Class A ordinary shares, and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of its Class A ordinary shares during the three preceding taxable years of the U.S. Holder or, if shorter, the U.S. Holder’s holding period in its Class A ordinary shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in its Class A ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, and to any period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are treated as a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

If we are treated as a PFIC and our Class A ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to its Class A ordinary shares for the first taxable year in which the U.S. Holder holds (or is deemed to hold) the Class A ordinary shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A ordinary shares at the end of such year over its adjusted tax basis in its Class A ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Class A ordinary shares over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which Class A ordinary shares are currently listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. As such, such election generally will not apply to any of our non-U.S. subsidiaries, unless the shares in such subsidiaries are themselves “marketable stock.” As such, U.S. Holders may continue to be subject to the adverse PFIC tax consequences discussed above with respect to any lower-tier PFICs, as discussed below, notwithstanding their mark-to-market election with respect to Class A ordinary shares.

If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Class A ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Class A ordinary shares in their particular circumstances.

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

If we are treated as a PFIC and a U.S. Holder failed or was unable to timely make a PFIC Election for prior periods, the U.S. Holder might seek to make a purging election to rid its Class A ordinary shares of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its Class A ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the U.S. Holder’s Class A ordinary shares solely for purposes of the PFIC rules.

Related PFIC Rules

If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.

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

Individuals and certain entities that own “specified foreign financial assets” with an aggregate value in excess of certain thresholds generally are required to file an information report with respect to such assets with their tax returns.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, AND THE EFFECT OF ANY TAX TREATIES, IN THEIR PARTICULAR CIRCUMSTANCES.

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

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

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

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in our operation are currently primarily based on Bitcoin and USDT. During the years ended December 31, 2023, 2024 and 2025, we did not use any derivative contracts to hedge our exposure to cryptocurrency risk, but our management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. To limit our exposure to cryptocurrency risk, we apply a flexible internal strategy for either converting cryptocurrencies we obtain through our principal business into fiat currency to support our operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future.

Fluctuations in the market price of Bitcoin and/or other cryptocurrencies may have a more linear and quantifiable impact on some of our businesses than others. A 10% increase or decrease in the average market price of Bitcoin and/or other cryptocurrencies over 2023, 2024 and 2025, without considering other factors, would have had the following impact on our revenue: (i) an increase or decrease in our revenue from self-mining by 10%; (ii) an increase or decrease in our revenue from Cloud Hash Rate in general, as the price of Bitcoin is a key factor in determining the hash rate subscription fee, provided however, the precise impact is subject to other factors, such as the hash rate allocated to Cloud Hash Rate, the expected mining rewards at the time of subscription, contract terms, and electricity price, etc.; (iii) an increase or decrease in our revenue from General Hosting in general, as we are entitled to additional variable consideration based on the customers’ mining yield under arrangement with certain customers and we accept cryptocurrencies as payments for the hosting services; and (iv) an increase or decrease in revenue from Cloud Hosting, provided that the overall impact is less linear as compared to in the case of self-mining. The impact on the revenue from sale of mining rigs and accessories depends on market sentiments towards Bitcoin at the relevant point in time, in addition to the actual price of Bitcoin. A change in the market price of Bitcoin and/or other cryptocurrencies would not have had a material effect on our revenue from other sources.

In addition, Bitcoin and other cryptocurrencies (including cryptocurrencies - receivables) accounted for 5.0% and 7.8% of our total assets as of December 31, 2024 and 2025, respectively. A 10% increase or decrease in the market price of Bitcoin and other cryptocurrencies (including cryptocurrencies - receivables) as of December 31,2024 and 2025, respectively, would have resulted in an increase or decrease of approximately US$7.8 million and US$21.9 million on our cryptocurrency balance at those dates.

Interest Rate Risk

Our interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings. Bank deposits, restricted cash and borrowings at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. Our management closely monitors the fluctuation of such rates periodically. If the interest rates had been higher or lower by 1% with all other variables including tax rate being held constant, the profit/(loss) before tax would have been higher or lower by US$1.3 million for the year ended December 31, 2023, and would have been lower or higher by US$0.2 million and US$13.5 million for the years ended December 31, 2024 and 2025, respectively, considering bank deposits, restricted cash and the principal amount of the borrowing.

Investment Risk

We are exposed to investment risk from investment transactions such as the investment in financial assets at fair value through profit or loss. These investments are not principal-guaranteed, and we may suffer material loss from such investments. We monitor our investments closely and limit our exposure to investment risk by including in our operation strategy the requirement to perform due diligence on prospective investees to evaluate the business soundness before making an investment, and to communicate regularly with the investee, review management reports and the latest financial statements, if any, to evaluate the stage of investment and whether any action should be taken regarding the investment.

Foreign Currency Risk

We are exposed to foreign currency risk as we conduct transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of our financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that we are not able to accurately forecast. Our management is closely monitoring our exposure to currency risk and seeks to minimize our exposure to such risk. We were not exposed to material foreign currency risk during the years ended December 31, 2023, 2024 and 2025.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Credit risk arises mainly from cash deposited in the banks and cryptocurrencies held in custody, trade receivables, and amounts due from related parties.

Cash deposited in the banks

To manage risk arising from cash, cash equivalents and restricted cash, we only transact with reputable financial institutions, which have no recent history of default. As such, we are not subject to material credit risk arising from cash, cash equivalents and restricted cash.

Cryptocurrencies held in custody

For the years ended December 31, 2023, 2024 and 2025, substantially all of our cryptocurrencies were held in the custody of BIT Group, a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, we evaluate the system security design of the custody service provider and regularly review the exposure of cryptocurrencies held in custody. We have further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. We expect that there is no significant credit risk from non-performance by BIT Group.

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

Amounts due from related parties

Our receivable from BIT Group, including cryptocurrency receivables used as collateral in connection with the borrowing arrangements, is subject to similar financial risk management procedures as our cryptocurrencies held in custody and trade receivables.

Liquidity Risk

Liquidity risk arises in situations where we have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. We manage our liquidity risk by monitoring cash flow generated from operations and available borrowing capacity, and by managing the maturity profiles of our long-term loans.

As of December 31, 2025, borrowings from a related party totaled US$521.8 million, comprising current portion of US$275.0 million and non-current portion of US$246.8 million. In addition, in January 2025, we executed the Financing Facility with a commercial bank, which was subsequently increased to US$26.0 million in September 2025. The Financing Facility was repaid in full at maturity on February 6, 2026 and subsequently redrawn in the same amount, due on July 10, 2026.

In June 2025, we issued the June 2025 Convertible Notes in a private placement to certain initial purchasers therein. In November 2025, we issued the November 2025 Convertible Notes in a private placement to qualified institutional buyers. In the same month, we completed the 2025 Equity Offering of 10,661,140 of our Class A ordinary shares. In connection with the 2025 Equity Offering, we entered into individually negotiated share purchase agreements with certain institutional investors holding the November 2024 Convertible Notes. We used the net proceeds from the 2025 Equity Offering, together with a portion of the net proceeds from the November 2025 Convertible Notes, to fund certain note repurchase transactions with respect to US$200.0 million aggregate principal amount of the November 2024 Convertible Notes. In February 2026, we issued February 2026 Convertible Notes in a private placement to qualified institutional buyers. In the same month, we completed the 2026 Equity Offering of 5,503,030 of our Class A ordinary shares. In connection with the 2026 Equity Offering, we entered into individually negotiated share purchase agreements with certain institutional investors holding the November 2024 Convertible Notes. We used the net proceeds from the 2026 Equity Offering, together with a portion of the net proceeds from the February 2026 Convertible Notes, to fund note repurchase transactions with respect to US$135.0 million aggregate principal amount of the November 2024 Convertible Notes.

The issuance of these convertible notes introduces additional financial obligations, which may impact our liquidity position. We believe that our cash, short-term investment, proceeds from our principal business, and anticipated proceeds from disposal of cryptocurrencies will be sufficient to meet our current and anticipated working capital requirements for at least the next 12 months from the date of this annual report. Consistent with our recent approach, we expect to opportunistically access sources of capital, including proceeds from the issuance of convertible notes, Class A ordinary shares and borrowing arrangements, to meet our current and anticipated capital expenditure requirements. The added obligations from the convertible notes necessitate careful liquidity management.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures are effective to provide reasonable assurance that material information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control over Financial Reporting

For the year ended December 31, 2024, our management had identified a material weakness in internal control over financial reporting relating to a lack of adequate execution and monitoring of control activities resulting in insufficient review of the maintenance of the bill of materials in the inventory cycle and the lack of precise review of certain assumptions in the draft valuation model associated with convertible senior notes prepared by an external independent third-party valuation firm, combining with the insufficient controls aimed at verifying the reliability of external information and platforms, including information sourced from mining pools in the cloud hash rate sharing business and other websites in the self-mining business, cryptocurrency custodial platform and Employee Stock Ownership Plan (ESOP) platform.

During 2025, we implemented changes and remediated the material weakness identified for the year ended December 31, 2024, including (i) enhance the review process on the assumptions used in the valuation report of convertible senior notes prepared by an external valuation firm, foster a closer communication loop with the external valuer to ensure the review process is sufficiently robust, and maintain appropriate evidence to support such reviews; (ii) enhance the monitoring on the accuracy verification of Bill of Materials (BOM) entry; and (iii) develop a set of control activities specifically aimed at verifying the reliability of external information, such as cross checking on the information from the mining pools and other websites with independent source, obtaining and performing an appropriate review on the system and organization controls (“SOC”) reports from the external vendors.

Management has completed the remediation plan and the relevant controls have been appropriately designed, implemented, and tested for operating effectiveness. Our external auditors have evaluated management’s assessment and did not identify any material weakness.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Guang Yang, Sheldon Trainor-DeGirolamo, Naphat Sirimongkolkasem and Yeow Beng Lim satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, and each of Guang Yang, Sheldon Trainor-DeGirolamo and Naphat Sirimongkolkasem meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

	For the Year Ended December 31,
	2025		2024
Audit fees(1)	US$	1,910,650	US$	1,850,693
Audit-related fees(2)	US$	-	US$	-

(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audits of our consolidated financial statements, services that normally would be provided by the accountant in connection with statutory and regulatory filings or engagements, and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the Commission.

(2)	“Audit-related fees” are the aggregate fees billed for professional services rendered by our principal external auditor, which are reasonably related to the audit or review of our financial statements but are not categorized under “Audit fees”.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 16, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated June 16, 2023, our board of directors authorized the repurchase of up to US$1,000,000 of the Class A ordinary shares (the “Repurchase Program”), effective until September 15, 2023. The Repurchase Program was subsequently extended by our board of directors to be effective until December 15, 2023. We may repurchase all or a portion of our authorized repurchase amount. The Repurchase Program does not obligate us to repurchase any specific number of the Class A ordinary shares and the Repurchase Program may be suspended or terminated at any time at our management’s discretion. On October 19, 2023, subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, our board of directors authorized the repurchase of up to US$2,000,000 of our Class A ordinary shares, effective until April 17, 2024. During the year ended December 31, 2023, we purchased 606,756 Class A ordinary shares for approximately US$2.6 million under the share repurchase programs. These shares were cancelled during the year ended December 31, 2024.

In September 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$10.0 million worth of our Class A ordinary shares, effective from September 9, 2024 through September 8, 2025. As of the date of this annual report, we have fully utilized the US$10.0 million under the share repurchase program.

In February 2025, our board of directors approved a share repurchase program under which we may repurchase up to US$20.0 million worth of our Class A ordinary shares, effective from February 28, 2025 through February 28, 2026. As of the date of this annual report, we have fully utilized the US$20.0 million under the share repurchase program.

In May 2025, our board of directors approved a new share repurchase program to repurchase up to additional US$40.0 million worth of our Class A ordinary shares, effective from May 30, 2025 and ending on May 29, 2026. As of the date of this annual report, we have fully utilized the US$40.0 million under the share repurchase program.

The following table sets forth information regarding purchases of our equity securities by us and affiliated purchasers during the year ended December 31, 2025.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (1)
		(US$)		(US$)
February 1 – February 28, 2025	790,000	11.45	790,000	9,827
March 1 – March 31, 2025	1,056,500	11.34	1,056,500	7,999,213
May 1 – May 31, 2025	543,500	14.66	543,500	23,351
June 1 – June 30, 2025	72,200	13.83	72,200	38,999,835
November 1 – November 30, 2025	2,800,000	10.69	2,800,000	9,016,906
December 1 – December 31, 2025	492,511	10.14	492,511	4,010,581
Total	5,754,711	11.28	5,754,711	4,010,581

Note:

(1)	For a description of each share repurchase program, see discussion above in this section. We utilized each share repurchase program sequentially, commencing purchases under a subsequent program only after the prior program’s authorized amount was fully utilized. Purchases in February 2025 were made under the program approved in September 2024, purchases from March through May 2025 were made under the program approved in February 2025, and purchases from June through December 2025 were made under the program approved in May 2025. The last column of the table above reflects the remaining authorized amount under the then-active program at each month end.

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

Nasdaq Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2025. We may, however, hold annual shareholders meetings in the future.

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of exemptions afforded to us. See the section entitled “Item 3. Key Information—D. Risk Factors— Risks Related to Our Securities —As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Class A ordinary shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

We may elect to follow home country practice in lieu the following requirements:

●	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);

●	the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);

●	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans;

●	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and

●	the requirement that an annual shareholders meeting must be held no later than one year after the end of the company’s fiscal year-end as set forth in Nasdaq Rule 5620(a).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Frameworks and Certifications

Our cybersecurity risk management program is informed by the ISO 27001 framework, and our Group had obtained ISO 27001 certification in 2025. Additionally, our AI infrastructure and AI cloud services successfully completed a SOC 2 audit in 2025, covering the trust service criteria for security, availability, confidentiality, processing integrity and privacy, with no material exceptions noted.

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

Board of Directors Oversight

Our audit committee is central to the board’s oversight of cybersecurity risks and bears the primary responsibility for this domain. Our audit committee is composed of board members with diverse expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Management’s Role Managing Risk

The CSI management team play a pivotal role in informing the audit committee on cybersecurity risks. In consultation with our legal department and our senior management, they determine whether notification of a cybersecurity incident to the audit committee is necessary or advisable. Upon determining that such notification should occur, they provide prompt notification to our audit committee.

Our audit committee actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives. Our audit committee conducts an annual review of our cybersecurity posture and the effectiveness of its risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

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

Reporting to Board of Directors and Senior Management

The IS lead, in his capacity, regularly informs the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing us. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the board of directors, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

PART III

ITEM 17. FINANCIAL STATEMENTS

See the section entitled “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Company, effective on April 13, 2023 (incorporated herein by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-41687), filed with the SEC on April 19, 2023).

2.1	Specimen Ordinary Share Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report for the year ended December 31, 2022 on Form 20-F (File No. 001-41687), filed with the SEC on April 28, 2023).

4.1	Amended and Restated Agreement and Plan of Merger, dated as of December 15, 2021, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.2	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2022, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.2 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.3	Second Amendment to Amended and Restated Agreement and Plan of Merger, dated as of December 2, 2022, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.3 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.4	Third Amendment to Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2023, by and among the Company, Bitdeer, Blue Safari Merge Limited, Blue Safari Merge II Limited, Bitdeer Merge Limited, BSGA and Blue Safari Mini Corp. (incorporated herein by reference to Exhibit 2.4 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.5	Voting and Support Agreement, dated as of December 15, 2021, by and among BSGA, Bitdeer and certain shareholder of Bitdeer (incorporated herein by reference to Exhibit 10.1 to BSGA’s Current Report on Form 8-K filed with the SEC on December 15, 2021).

4.6†	Bitdeer Technologies Group 2023 Share Incentive Plan, effective on April 13, 2023 (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report for the year ended December 31, 2022 on Form 20-F (File No. 001-41687), filed with the SEC on April 28, 2023).

Exhibit No.	Description of Documents
4.7†	Form of Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.8†	Form of Indemnification Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.9#	Lease Agreement, dated as of June 6, 2018, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.10#	First Amendment to the Lease Agreement, dated as of October 18, 2018, between Alcoa USA Corp. and Bitdeer Inc. (formerly known as Bitmain Inc.) (incorporated herein by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.11#	Second Amendment to the Lease Agreement, dated as of May 1, 2019, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.12#	Third Amendment to the Lease Agreement, dated as of May 1, 2019, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.13#	Fourth Amendment to the Lease Agreement, dated as of May 11, 2021, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.14#	Fifth Amendment to the Lease Agreement, dated as of August 30, 2021, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.15#	Sixth Amendment to the Lease Agreement, dated as of October 25, 2021, between Alcoa USA Corp. and Dory Creek, LLC (incorporated herein by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.16#	Seventh Amendment to the Lease Agreement, dated as of October 1, 2022, between SLR Property I, LP and Dory Creek, LLP (incorporated herein by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-41687) filed with the SEC on April 19, 2023).

4.17#	Eighth Amendment to the Lease Agreement, dated as of June 12, 2023, between SLR Property I, LP and Dory Creek, LLP (incorporated herein by reference to Exhibit 4.17 to the Company’s Annual Report for the year ended December 31, 2024 on Form 20-F (File No. 001-41687), filed with the SEC on April 21, 2025).

4.18#	Commercial Purchase and Sale Agreement, dated as of February 26, 2018, between Bitmain Inc. and Kemet Foil Manufacturing LLC (FKA Cornell Dublilier, Foil, LLC) (incorporated herein by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.19#	Indenture, dated as of March 20, 2018, between Bitmain Inc. and Carpenter Creek, LLC (incorporated herein by reference to Exhibit 10.18 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

Exhibit No.	Description of Documents
4.20#	Vacant Land Purchase and Sale Agreement, dated as of August 3, 2017, between Blackhawk Development Inc and Ant Creek, LLC (incorporated herein by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.21#	English translation of Custody Agreement, dated as of February 10, 2021, between Sharpening Technology Limited, Bitdeer Sales (USA) Inc, Carpenter Creek LLC and Matrix Guard Limited (incorporated herein by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.22#	Custody Agreement, dated as of February 10, 2021, between Bitdeer Technologies Limited, Straitdeer Pte. Ltd. and Matrix Trust Company (incorporated herein by reference to Exhibit 10.21 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-270345), filed with the SEC on March 23, 2023).

4.23	2023 Performance Share Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on June 20, 2023).

4.24#	Ordinary Share Purchase Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 9, 2023).

4.25	Registration Rights Agreement, dated as of August 8, 2023, by and between Bitdeer Technologies Group and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 9, 2023).

4.26#	Land Lease Agreement, by and between Bitdeer Gedu and DHI (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 22, 2023).

4.27#	Contract of Sale by and between Whitetail Creek and B&D (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on August 22, 2023).

4.28#	Master Agreement between Bitdeer and NVIDIA (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on October 19, 2023).

4.29^	Call Option Agreement, dated April 15, 2024 by and among Bitdeer Technologies Group, BRYHNI.COM AS and RENOL INVEST AS (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on April 19, 2024).

4.30#	Lease Agreement, dated as of February 5, 2024, by and between Monroe County Port Authority and Erie Creek LLC (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on September 23, 2024).

Exhibit No.	Description of Documents
4.31#	Amendment to Lease Agreement, dated as of April 19, 2024, by and between Monroe County Port Authority and Erie Creek LLC (incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on September 23, 2024).

4.32#	Second Amendment to Lease Agreement, dated as of January 2025, by and among Monroe County Port Authority, Erie Creek LLC and Whitetail Creek LLC (incorporated herein by reference to Exhibit 4.47 to the Company’s Annual Report for the year ended December 31, 2024 on Form 20-F (File No. 001-41687), filed with the SEC on April 21, 2025).

4.33#	Land Lease Agreement, dated as of May 30, 2024, by and between Bitdeer Jigmeling Private Limited and Druk Holding and Investments Limited (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on September 23, 2024).

4.34#	Master Deed of Novation, dated January 9, 2025, by and among Bitdeer Jigmeling Private Limited, Druk Holding and Investments Limited, Bitdeer Technologies Holding Company, Bitdeer Gedu Private Limited, Bitdeer Bhutan Management Limited and Green Digital Limited (incorporated herein by reference to Exhibit 4.49 to the Company’s Annual Report for the year ended December 31, 2024 on Form 20-F (File No. 001-41687), filed with the SEC on April 21, 2025).

4.35#	Opal Project Asset Purchase and Sale Agreement, dated as of February 3, 2025, by and between 2519492 Alberta Limited and Bitdeer Energy Inc (incorporated herein by reference to Exhibit 4.50 to the Company’s Annual Report for the year ended December 31, 2024 on Form 20-F (File No. 001-41687), filed with the SEC on April 21, 2025).

4.36^	At Market Issuance Sales Agreement, dated January 3, 2025, by and among the Company and Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on January 21, 2025).

4.37	Indenture, dated November 17, 2025, by and between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on November 19, 2025).

4.38	Form of Capped Call Confirmation (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on November 19, 2025).

4.39^	Form of Global Note, representing Bitdeer Technologies Group’s 4.00% Convertible Senior Notes due 2031 (included in Exhibit 4.37).

4.40	Indenture, dated February 24, 2026, by and between Bitdeer Technologies Group and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on February 26, 2026).

4.41	Form of Capped Call Confirmation (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-41687), furnished to the SEC on February 26, 2026).

4.42	Form of Global Note, representing Bitdeer Technologies Group’s 5.00% Convertible Senior Notes due 2032 (included in Exhibit 4.40).

Exhibit No.	Description of Documents
4.43*^#	English Translation of Tydal Data Center – Agreement on design and execution, dated as of March 27, 2026, between Tydal Data Center AS and Data Center Installations AS.

8.1*	List of significant subsidiaries of the Company

11.1	Code of Business Conduct and Ethics of the Company (incorporated herein by reference to Exhibit 99.1 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-273905), filed with the SEC on October 10, 2023).

11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (File No. 001-41687), filed with the SEC on April 21, 2025).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Malone Bailey

97.1	Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report for the year ended December 31, 2023 on Form 20-F (File No. 001-41687), filed with the SEC on March 28, 2024).

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

^	Schedules and exhibits of this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bitdeer Technologies Group

April 30, 2026	By:	/s/ Jihan Wu
		Name:	Jihan Wu
		Title:	Director and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Bitdeer Technologies Group

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bitdeer Technologies Group and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 30, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Self-mining Revenue – Refer to Notes 2 to the financial statements

The Company provides a service to the mining pool operators to perform hash calculations using the Company’s own mining rigs in exchange for cryptocurrency rewards, which are non-cash considerations. The Company recognizes self-mining revenue as it fulfills its performance obligation over time by providing hash calculation services to the mining pools. The service proceeds are variable considerations determined by a contractual formula. Self-mining revenue consists of block rewards and transaction fees, net of the mining pool fees charged by the mining pool operator. For the year ended December 31, 2025, total self-mining revenue was approximately US$396 million.

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

The primary procedures we performed to address this critical audit matter included:

●	Evaluated the design and operating effectiveness of controls over financial reporting relevant to the self-mining revenue;

●	Performed site visits of the facilities where the Company’s mining rigs were located, which included an observation of the physical and environmental controls and mining rigs observation procedures;

●	Evaluated management’s rationale for the application of IFRS 15 to account for its self-mining revenue, which included evaluating the contracts between the Company and the mining pool operators;

●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned, including independently developing the self-mining revenue recognized according to the calculation formula prescribed in the contractual payout method using the hashrate provided to the mining pool operators and comparing it to the Company’s records, and independently obtained blockchain inputs and cryptocurrency prices, and confirming with the mining pool operators the significant contractual terms used in the determination of self-mining revenue and total self-mining revenue earned by the Company;

●	With the assistance of our Information Technology (“IT”) professionals, we identified the key systems used to monitor hashrate, tested the IT general controls over the systems and validated the hashrate provided to the mining pools;

●	Compared the Company’s records related to self-mining revenue to the wallet custodian’s records and evaluated the completeness and accuracy of such records, including considering the System and Organization Control (“SOC”) 1 Type II report and SOC 2 Type II report over the custodian’s controls and the relevance and reliability of the information obtained; and

●	Evaluated management’s disclosures of its self-mining revenue in the financial statement footnotes.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2021.

Houston, Texas

April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Bitdeer Technologies Group

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Bitdeer Technologies Group and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the accompanying consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”), and our report dated April 30, 2026, expressed an unqualified opinion on those financial statements.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

April 30, 2026

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	December 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents	6	149,352	476,270
Restricted cash	6	22,366	9,144
Cryptocurrencies	7	83,077	77,537
Cryptocurrencies – receivables	7	135,558	-
Trade receivables		31,374	9,627
Amounts due from related parties	24	9,654	15,512
Prepayments and other assets	8	698,291	291,929
Inventories	9	251,999	64,888
Financial assets at fair value through profit or loss	10	4,976	4,540
Total current assets		1,386,647	949,447

Non-current assets
Restricted cash	6	6,159	8,212
Prepayments and other assets	8	24,681	18,244
Financial assets at fair value through profit or loss	10	39,309	37,981
Mining rigs	11	620,667	67,324
Right-of-use assets	15	83,292	69,273
Property, plant and equipment	12	441,797	251,377
Investment properties	13	29,826	30,723
Intangible assets	14	93,432	83,235
Goodwill	14	35,818	35,818
Derivative assets	17	31,857	-
Deferred tax assets	23	11,087	6,220
Total non-current assets		1,417,925	608,407
TOTAL ASSETS		2,804,572	1,557,854

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	December 31, 2025	December 31, 2024

LIABILITIES
Current liabilities
Trade payables	18	119,818	31,471
Other payables and accruals	19	54,655	40,617
Amounts due to a related party	24	4,340	8,747
Income tax payables		13,355	2,729
Derivative liabilities	17	501,085	763,939
Deferred revenue		64,391	39,029
Borrowings	16	478,792	208,127
Borrowings from a related party	24	275,000	-
Lease liabilities	15	9,226	5,460
Total current liabilities		1,520,662	1,100,119

Non-current liabilities
Other payables and accruals	19	2,413	1,650
Deferred revenue		63,255	90,200
Borrowings	16	468	-
Borrowings from a related party	24	246,831	-
Lease liabilities	15	88,980	72,673
Deferred tax liabilities	23	14,115	16,614
Total non-current liabilities		416,062	181,137
TOTAL LIABILITIES		1,936,724	1,281,256

NET ASSETS		867,848	276,598

EQUITY
Share capital	22	*	*
Treasury equity	22	(325,597)	(160,926)
Accumulated deficit	22	(583,407)	(649,004)
Reserves	22	1,776,852	1,086,528
TOTAL EQUITY		867,848	276,598

*	Amount less than US$1,000

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
(Amounts in tables are stated in thousands of U.S. Dollar, except for per share data)

		Years ended December 31,
	Note	2025	2024	2023

Revenue from external parties		618,952	331,026	367,800
Revenue from related party customers	24	1,301	18,756	754
Total revenue	2(t)	620,253	349,782	368,554
Cost of revenue	20(a)	(559,261)	(283,382)	(290,745)
Gross profit		60,992	66,400	77,809
Selling expenses	20(a)	(6,667)	(8,044)	(8,246)
General and administrative expenses	20(a)	(84,415)	(64,317)	(66,454)
Research and development expenses	20(a)	(153,876)	(76,946)	(29,534)
Listing fee	5(a)	-	-	(33,151)
Other operating income / (expenses)	20(b)	(21,352)	727	3,791
Other net gains / (losses)	20(c)	365,038	(507,479)	3,538
Profit / (Loss) from operations		159,720	(589,659)	(52,247)
Finance income / (expenses)	20(d)	(88,890)	(11,935)	1,276
Profit / (Loss) before taxation		70,830	(601,594)	(50,971)
Income tax benefits / (expenses)	23	(5,233)	2,443	(5,685)
Profit / (Loss) for the year		65,597	(599,151)	(56,656)

Other comprehensive income / (loss)
Profit / (Loss) for the year		65,597	(599,151)	(56,656)
Other comprehensive income / (loss) for the year
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements		431	(218)	(26)
Other comprehensive income / (loss) for the year, net of tax		431	(218)	(26)
Total comprehensive income / (loss) for the year		66,028	(599,369)	(56,682)

Earnings / (Loss) per share
Basic	25	0.32	(4.36)	(0.51)
Diluted	25	(1.43)	(4.36)	(0.51)

Weighted average number of shares outstanding (thousand shares)
Basic	25	204,679	137,426	110,494
Diluted	25	234,319	137,426	110,494

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	Share Capital	Treasury Equity	Retained Earnings / (Accumulated Deficit)	Exchange Reserve	Other Reserve	Total Equity

Balance at January 1, 2023		*	-	6,803	(217)	311,753	318,339
Issuance of shares through Business Combination		*	-	-	-	18,096	18,096
Loss for the year		-	-	(56,656)	-	-	(56,656)
Other comprehensive loss		-	-	-	(26)	-	(26)
Share-based payments	21	-	-	-	-	45,488	45,488
Issuance of shares for exercise of share awards	21	*	-	-	-	412	412
Acquisition of treasury shares	22	*	(2,604)	-	-	-	(2,604)
Issuance of shares for cash, net of transaction costs	22	*	-	-	-	9,517	9,517
Balance at December 31, 2023 and January 1, 2024		*	(2,604)	(49,853)	(243)	385,266	332,566
Loss for the year		-	-	(599,151)	-	-	(599,151)
Other comprehensive loss		-	-	-	(218)	-	(218)
Share-based payments	21	-	-	-	-	33,968	33,968
Issuance of shares for exercise of share awards	21	*	-	-	-	5,170	5,170
Cancellation of treasury shares	22	-	2,604	-	-	(2,604)	-
Acquisition of treasury shares	22	*	(926)	-	-	-	(926)
Issuance of shares for cash, net of transaction costs	22	*	-	-	-	473,843	473,843
Issuance of shares in connection with business combinations	22	*	-	-	-	77,251	77,251
Issuance of share options as consideration for business combinations	22	-	-	-	-	2,600	2,600
Issuance of shares in connection with conversion of convertible notes	22	*	-	-	-	111,495	111,495
Purchase of zero-strike call option in connection with issuance of convertible senior notes	22	-	(160,000)	-	-	-	(160,000)
Balance at December 31, 2024 and January 1, 2025		*	(160,926)	(649,004)	(461)	1,086,989	276,598

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	Share Capital	Treasury Equity	Accumulated Deficit	Exchange Reserve	Other Reserve	Total Equity

Balance at December 31, 2024 and January 1, 2025		*	(160,926)	(649,004)	(461)	1,086,989	276,598
Profit for the year		-	-	65,597	-	-	65,597
Other comprehensive income		-	-	-	431	-	431
Share-based payments	21	-	-	-	-	38,493	38,493
Issuance of shares for exercise of share awards	21	*	-	-	-	3,517	3,517
Cancellation of treasury shares	22	-	29,967	-	-	(29,967)	-
Acquisition of treasury shares	22	*	(65,031)	-	-	-	(65,031)
Issuance of shares for cash, net of transaction costs	22	*	-	-	-	351,283	351,283
Issuance of shares for exercise of warrant	22	*	-	-	-	74,182	74,182
Issuance of shares in connection with settlement of convertible notes	22	*	-	-	-	252,385	252,385
Purchase of zero-strike call option in connection with issuance of convertible senior notes	22	-	(129,607)	-	-	-	(129,607)
Balance at December 31, 2025		*	(325,597)	(583,407)	(30)	1,776,882	867,848

*	Amount less than US$1,000

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2025	2024	2023

Cash flows from operating activities
Profit / (Loss) for the year	65,597	(599,151)	(56,656)
Adjustments for:
Revenues recognized on acceptance of cryptocurrencies	(560,506)	(324,503)	(342,250)
Depreciation and amortization	168,119	81,096	75,541
Listing fee	-	-	33,151
Share-based payment expenses	38,493	33,968	45,488
(Gains) / losses on disposal of property, plant and equipment and investment properties	144	(108)	11
Changes in fair value of financial assets at fair value through profit or loss	3,662	(1,970)	(3,527)
Change in fair value of derivative liabilities	(444,861)	498,167	-
Change in fair value of derivative assets	3,543	-	-
Change in fair value of holdback shares issued in connection with the FreeChain Acquisition	-	3,186	-
Net losses on disposal of mining rigs	-	13	1,573
Net gains on disposal of cryptocurrencies	(9,741)	(8,188)	(2,061)
Change in fair value of cryptocurrencies – receivables	26,710	-	-
Change in fair value of cryptocurrency-settled receivables and payables	631	6,362	(3,305)
Impairment charges	18,451	936	2
Write-down of inventories	3,885	-	-
(Gain) / Loss on foreign currency transactions	(3,442)	1,585	1,016
Loss on extinguishment of convertible senior notes	60,403	8,172	-
Gain on modification of convertible notes	-	-	(481)
Loss on disposal of subsidiaries	-	-	74
Interest income	(7,605)	(7,871)	(7,953)
Interest accretion on lease liabilities	3,775	3,473	2,605
Interest expense on borrowings	68,797	14,310	2,476
Interest expense on borrowings from a related party	26,750	-	-
(Gain) / Loss on lease termination	(68)	197	-
Income tax (benefits) / expenses	5,233	(2,443)	5,685

Changes in:
Restricted cash	(10,123)	(7,818)	1,956
Trade receivables	(26,540)	12,371	381
Prepayments and other assets	(408,231)	(219,162)	(49,032)
Inventories	(786,891)	(81,196)	(204)
Mining rigs held for sale	-	1,652	4
Amounts due from related parties	(77)	(5,984)	(111)
Trade payables	67,651	(11,260)	13,603
Deferred revenue	18,449	1,306	3,542
Amounts due to a related party	17	(2)	(283)
Other payables and accruals	695	(10,305)	(5,113)
Cash used in operating activities:	(1,677,080)	(613,167)	(283,868)
Interest paid on leases	(4,028)	(3,473)	(2,605)
Interest paid on borrowings and borrowings from a related party	(64,325)	(3,952)	(2,181)
Interest received	7,797	7,115	7,572
Income tax paid	(1,886)	(8,596)	(1,500)
Income tax refunded	844	-	10,795
Net cash used in operating activities	(1,738,678)	(622,073)	(271,787)

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in tables are stated in thousands of U.S. Dollar)

	Years ended December 31,
	2025	2024	2023
Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(232,242)	(119,487)	(63,305)
Payment for mining rigs	(35,441)	(7,731)	(63,041)
Purchase of financial assets at fair value through profit or loss	(5,426)	(2,776)	(4,400)
Proceeds from disposal of financial assets at fair value through profit or loss	-	-	31,111
Purchase of cryptocurrencies	(18,159)	-	-
Repayments from a related party	-	-	322
Lending to a third party	-	-	(61)
Proceeds from disposal of property, plant and equipment	-	298	73
Proceeds from disposal of mining rigs	-	-	27
Proceeds from disposal of cryptocurrencies	352,006	248,447	299,128
Cash paid for the site and gas-fired power project in Alberta, Canada	(21,881)	-	-
Cash paid for business combinations, net of cash acquired	-	(6,051)	-
Net cash generated from investing activities	38,857	112,700	199,854

Cash flows from financing activities
Capital element of lease rentals paid	(7,995)	(9,676)	(5,191)
Net payment related to Business Combination	-	-	(7,662)
Proceeds from borrowings	43,472	-	-
Repayments of borrowings	(17,009)	(15,000)	(7,000)
Borrowings from a related party	668,000	-	-
Repayments of borrowings to a related party	(95,417)	-	-
Proceeds from issuance of shares for exercise of share awards	3,517	5,170	412
Proceeds from issuance of ordinary shares and warrants, net of transaction costs	351,347	485,108	9,494
Proceeds from issuance of shares for exercise of warrants	50,000	-	-
Payment for the future issuance cost	-	-	(942)
Acquisition of treasury shares	(65,010)	(617)	(2,604)
Proceeds from convertible senior notes, net of transaction costs	750,958	554,214	-
Repayments made in connection with the extinguishment of convertible senior notes	(147,854)	(14,932)	-
Purchase of capped call instrument	(35,400)	-	-
Purchase of zero-strike call option	(129,607)	(160,000)	-
Net cash generated from / (used in) financing activities	1,369,002	844,267	(13,493)

Net increase / (decrease) in cash and cash equivalents	(330,819)	334,894	(85,426)
Cash and cash equivalents at January 1	476,270	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	3,901	(3,353)	(1,207)
Cash and cash equivalents at December 31	149,352	476,270	144,729

The accompanying notes form an integral part of these consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

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

Bitdeer Technologies Holding Company (“Bitdeer”) is a limited liability company incorporated in the Cayman Islands on November 18, 2020. On April 13, 2023, Bitdeer completed the business combination with Blue Safari Group Acquisition Corp. (“BSGA”) via a multiple-merger structure (the “Business Combination”). Upon completion of the Business Combination, with Bitdeer being the surviving entity, both Bitdeer and its subsidiaries, and BSGA became wholly-owned subsidiaries of BTG, the ultimate holding company. BTG is listed on Nasdaq Capital Market and commenced trading under symbol “BTDR”. Refer to Note 5(a) for more information.

The Company does not conduct any substantive operations on its own but conducts its primary operations through its subsidiaries. The Company and its subsidiaries (together, the “Group”) are principally engaged in the following business activities:

●	Using the Group’s mining rigs to provide hash calculation service to mining pool operators in exchange for cryptocurrencies rewards (the “Self-mining business”);

●	Developing and manufacturing mining rigs with proprietary application-specific integrated circuit technology for both the Self-mining business and sale of mining rigs and accessories to external parties (the “Application-specific integrated circuit (ASIC) and mining rig business”);

●	Offering to its customers plan subscriptions, from which the customers receive computing service in quantity measured in hash rate and benefit from such service as a result of directing the computing service to mining pools and receiving cryptocurrency rewards (the “Cloud Hash Rate business”);

●	Providing dynamic hosting solutions in the Group’s mining datacenters (the “Hosting business”); and

●	Offering advanced cloud capabilities and high-performance computing services to customers with high demand for artificial intelligence (“AI”) and computing (the “AI cloud business” together with Self-mining business, ASIC and mining rig business, Cloud Hash Rate business, Hosting business, AI cloud business, the “Bitdeer Business”).

2.	MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

Foreign currency translation

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each consolidated statement of operations and comprehensive income / (loss) are translated at average exchange rates, and

●	all resulting exchange differences are recognized in reserves.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

e.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS Accounting Standards that have significant effects on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group is required to hold a defined amount of cash as security under the terms of standby letters of credits arrangement, certain cash balances are pledged as security for other contractual obligations and bank guarantees. See further discussion in Note 6.

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

i.	Cryptocurrencies

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Receivables and payables settled in cryptocurrencies

Receivables and payables settled in cryptocurrencies (including cryptocurrencies – receivables) are measured at the fair value of the underlying cryptocurrencies based on their respective quoted prices initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies, are recognized in other operating income / (expenses) on the consolidated statements of operations and comprehensive income / (loss). Receivable settled in cryptocurrencies is further adjusted for expected credit losses. See further discussion regarding expected credit loss from receivables settled in cryptocurrencies in Note 2(x).

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

Prepaid expenses and other assets primarily consist of prepayments for manufacturing and operational activities, including inventory procurement and utility fees, and for property, plant and equipment and intangible assets acquisitions, together with deposits paid to various service providers such as lessors and electricity vendors, and certain non-financial assets. Prepaid expenses are recognized as assets when payments are made in advance of receiving the related goods or services and are expensed over the periods in which the related benefits are consumed, either on a straight-line basis or at a point in time upon receipt of the underlying goods or services.

k.	Inventories

Inventories, consisting of raw materials, work-in-progress and finished goods, which are stated at the lower of cost and net realizable value. Cost is calculated using the standard cost method, approximating actual cost, and comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives are as follows:

- Software	3 -10 years
- Patents, trademarks, royalties and other rights	3 - 5 years
- Technologies	3 years
- Rights to electrical capacity	Lease term of the datacenter or the access rights period

Both the period and method of amortization are reviewed annually.

m.	Goodwill

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

Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

- Buildings	15 - 20 years
- Land	Unlimited
- Machinery	3 – 15 years
- Electronic equipment	3 – 15 years
- Leasehold improvements and property improvements	3 – 15 years
- Containerized solution	8 years
- Graphics Processing Unit (“GPU”) equipment	4 years

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

Depreciation begins when the investment property is available for use and is calculated using a straight-line method to allocate the depreciable amounts over the estimated useful lives as follows:

- Buildings	15 years
- Leasehold land	15 years
- Machinery, fixtures as part of the buildings	3 – 10 years

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

Mining rigs refer to the electronic equipment designed for the sole purpose of completing complex mathematical functions to verify transactions on the blockchain. Mining rigs are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is recorded on a straight-line basis over the estimated useful lives. The Group estimates the useful lives primarily based on the historical measures of (i) the period when each mining rigs is able to deliver expected performance and (ii) the frequency of technological advancement, which leads to a new generation of mining rigs. The Group also estimates the residual value of the mining rigs at the expected time of disposal, taking into consideration factors such as make and model. The depreciation method, useful life and residual value of the mining rigs are reviewed at least at each financial year-end and adjusted, if appropriate, to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from mining rigs. Effective from July 2025, substantially all mining rigs were estimated to have a useful life of two to three years. Prior to July 2025, the estimated useful lives were consistent with those applied in the years ended December 31, 2024 and 2023, whereby mining rigs had useful lives ranging from two to five years.

The net carrying values of the associated mining rigs were reclassified as inventories when the Group identified such mining rigs for sale and were recognized as cost of revenue on the consolidated statements of operations and comprehensive income / (loss) upon the sale. See Note 2(t).

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group’s revenues are derived principally from self-mining arrangements, sales of mining rigs and accessories, cloud hash rate arrangements, hosting arrangements (including general, membership and cloud hosting) and AI cloud services.

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

In exchange for providing hash calculation service to the mining pool operators, the Group is entitled to non-cash compensation, cryptocurrency, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. For the periods presented, the Group primarily participated in Bitcoin mining to generate its self-mining revenues, and the payment mechanisms used by the mining pool operators were Full-Pay-Per-Share (“FPPS”), Pay-Per-Share-Plus (“PPS+”) and Transparent Index of Distinct Extended Shares (“TIDES”). The Group mainly participates in mining pools operators that use the FPPS payment mechanism.

The non-cash consideration includes block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, the Group is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the TIDES payment mechanism, the Group’s entitlement to non-cash consideration is variable and dependent upon the successful validation of a block by the mining pool operator, and is not included in the transaction price until the uncertainty is resolved.

FPPS Mining Pools

The Group is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Group is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●	The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Group provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.

●	The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Group earned for the same 24-hour period.

●	The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Group is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Group performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TIDES Mining Pool

The Group’s entitlement to non-cash consideration referred as the block rewards is determined by its proportion of hash calculation contributions to a specific window of hash calculations at the time a block is successfully validated. The pool operator defines this ‘latest number of shares’ (the window size) within its reward policy. The non-cash consideration under the TIDES payment mechanism is calculated with the following formula: the Group’s submitted share of the total shares in this window, multiplied by the block rewards and transaction fees earned on the Bitcoin Blockchain. Transaction fees are determined in a manner consistent with the PPS+ mining pool, based on the actual fees attributable to successfully validated blocks.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Group performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+ and TIDES; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

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

Sale of mining rigs and accessories

The Group recognizes revenue from sale of mining rigs and accessories to customers at the point in time when control of the mining rigs is transferred to the customer, which generally occurs upon shipment of the mining rigs as defined in the revenue contract. Sale of mining rigs and accessories is the sole performance obligation in this type of arrangement. The Group accepts both cryptocurrency and fiat currency as payments for sale of mining rigs and accessories.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

AI cloud services

The Group offers cloud-based computing, storage, and artificial intelligence services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware. The Group has a single performance obligation in offering the use of software and hardware as a bundle to the customers as both software and hardware are interdependent in the Group’s service delivery. Revenue is measured based on the transaction price, which represents the amount of consideration the Group expects to be entitled to in exchange for providing services, exclusive of discounts and, where applicable, sales taxes collected on behalf of third parties. Revenue related to subscription-based cloud services is recognized over the subscription contract period. Revenue related to on-demand cloud services based on usage is recognized as usage occurs. The Group accepts both cryptocurrency and fiat currency as payments for these services.

Details of revenues for each category are as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Self-mining	396,046	163,086	111,683
Sale of mining rigs and accessories	108,328	585	2
Cloud hash rate
Hash rate subscription	845	27,470	40,290
Electricity subscription	1,258	12,069	27,419
Additional consideration from Cloud Hash Rate arrangements under acceleration mode	-	229	172
General hosting	35,009	67,643	97,321
Membership hosting	61,182	63,981	79,906
Cloud hosting arrangements (1)	70	1,058	3,248
AI cloud services	6,769	3,450	1
Others (2)	10,746	10,211	8,512
Total revenues	620,253	349,782	368,554

(1)	The Group did not generate any revenue from the additional consideration from Cloud Hosting arrangements offered under accelerator mode for the years ended December 31, 2025, 2024 and 2023.

(2)	Others include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining rigs, lease of investment properties, the sale of mining rigs peripherals and the sale of containerized solution product.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue concentration for the years ended December 31, 2025, 2024 and 2023 is as below:

	Years ended December 31,
	2025	2024	2023
Customer A	-	*	19.05%
Customer B	16.65%	*	*
Customer C	15.81%	*	*
Customer D	12.20%	*	*
Customer E	10.28%	*	*

*	Less than 10%

Contract assets and liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of December 31, 2025 and 2024, the Group did not have any contract assets.

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of December 31, 2025 and 2024, the Group had contract liabilities, presented as deferred revenue on the consolidated statements of financial position, of approximately US$127.6 million and US$129.2 million. Approximately US$25.8 million, US$48.6 million, and US$54.2 million, included in the deferred revenue balance at January 1, 2025, 2024 and 2023, respectively, was recognized as revenue during the years ended December 31, 2025, 2024 and 2023.

u.	Cost of revenue

Cost of revenue consists primarily of electricity expenses incurred for operating the Group’s mining rigs in its revenue-generating activities, depreciation expense from the mining rigs, datacenters hosting those mining rigs and AI cloud business related equipment, costs of mining rigs and accessories sold to customers, and compensation expenses incurred by mining datacenter personnel and AI cloud service fee.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Interest related to financial liability is recognized in profit or loss. Upon any conversion, exchange and redemption, the financial liability and the associated derivative liability are derecognized with a corresponding increase in equity for any shares issued and a gain or loss on extinguishment of the financial liability will be recognized, if any. Convertible notes accounted for as a compound financial instrument is classified on the statements of financial positions following the maturity of the note. Convertible notes containing conversion options accounted for as embedded derivatives are classified as current liabilities if the Group does not have the right to defer settlement for at least 12 months after the reporting date.

Derivative assets and liabilities

The Group uses derivative financial instruments, such as options and warrants, to hedge its financial risk exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has entered into the capped call instrument arrangement in connection with the issuance of its convertible notes. The capped call instrument is a derivative that provides the Group with the right, but not the obligation, to receive shares (or cash value) to economically offset potential dilution arising from the conversion of the associated convertible instruments. This capped call instrument is classified as a derivative asset which is measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss.

The Group also issued warrants that provide for potential adjustments to the exercise price or number of shares in response to, among other events, future equity issuances, resulting in the Group’s obligation to issue a variable number of shares in exchange for a fixed total consideration. These warrants are classified as derivative liabilities, which are measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in profit or loss.

For each reporting period, any changes in the fair value of the derivative assets and liabilities are recognized in other net gains / (losses). The Group classifies derivative assets and liabilities within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the valuation process.

x.	Credit losses and impairment of assets

(i)	Credit losses from financial instruments at amortized cost

The Group recognizes a loss allowance for expected credit losses (“ECL”) on financial assets, such as cash and cash equivalents, restricted cash, trade receivables and amounts due from related parties, which are measured at amortized cost;

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

No allowance, write-offs or recoveries were recognized against the receivables settled in cryptocurrencies for the years ended December 31, 2025, 2024 and 2023.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

●	mining rigs;

●	property, plant and equipment;

●	lease right-of-use assets;

●	investment properties;

●	intangible assets and goodwill;

●	cryptocurrencies other than USDC; and

●	other non-financial assets.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for cryptocurrencies other than USDC, indefinite-lived intangible assets and goodwill, the recoverable amount is estimated at each reporting date whether or not there is any indication of impairment.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Disaggregated revenue data by geographical region in terms of the location where services are provided or where the customers are based within the operating segment is as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Singapore	16,559	12,429	8,041
United States	247,825	199,654	281,781
Bhutan	202,463	75,441	33,393
Norway	99,156	62,258	45,339
Finland	26,760	-	-
Ethiopia	9,804	-	-
Others	17,686	-	-
Total	620,253	349,782	368,554

Selected assets of mining rigs, property, plant and equipment, investment properties, right-of-use assets and intangible assets by geographical region within the operating segment is as follows:

	At December 31,
In thousands of USD	2025	2024
Singapore	107,664	120,765
United States	461,027	150,352
Bhutan	444,902	133,425
Norway	165,998	97,388
Malaysia	40,182	-
Canada	29,334	-
Ethiopia	19,906	-
Others	1	2
Total	1,269,014	501,932

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

aa.	Earnings per share

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

ac.	Initial application of new or amended standards during the reporting periods

As from January 1, 2025, the Group adopted the following recently issued or amended standards. These new standards are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
Amendments to IAS 21, Lack of Exchangeability	January 1, 2025	January 1, 2025

ad.	New standards and interpretations not yet adopted

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2025 and which have not been adopted in these financial statements.

Standard/Interpretation	Application Date for the Group
Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7, Annual improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7, Contracts referencing Nature-dependent Electricity	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency	January 1, 2027

The Group is in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. The Group has concluded that the adoption of these standards and interpretations is unlikely to have a significant impact on the Group’s operating results and financial position but will have disclosure impacts.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
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

During the period from January 1, 2023 to April 13, 2023, the Group determined the fair value of the Group’s ordinary shares, or the stock price, used in the determination of the fair value of the share awards, using the discounted cash flow model. Estimates such as the Group’s stage of development, financial condition and operating results, general market conditions and the lack of marketability of the Group’s ordinary shares were used in the valuation model.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of indefinite-lived intangible assets, goodwill, property plant and equipment, mining rigs and other assets

Fair value of indefinite-lived intangible assets, goodwill, property plant and equipment, mining rigs and other assets is estimated to determine the recoverable amount in an impairment test. The determination of fair value requires the use of estimates in respect of forecast cash flows, discount rates and other management judgments. The Group believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain and, as a result, actual results may differ from estimates.

Depreciation of mining rigs

During the year ended December 31, 2025, the Group made the following changes in accounting estimates in respect of mining rigs, all accounted for prospectively in accordance with IAS 8. The Group revised the estimated useful lives of substantially all of its mining rigs from two to five years to three years and reduced the estimated residual values following reviews performed in the second half of 2025. These revisions apply only to mining rigs held by the Group as of the respective effective dates; mining rigs deployed subsequently continue to be depreciated based on the useful lives and residual values determined at the time of deployment. In aggregate, these revisions resulted in an increase in depreciation expense of approximately US$20.3 million and a corresponding decrease in profit before income tax for the year.

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

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. The cryptocurrencies involved in the Group’s operation are currently primarily based on Bitcoin and USDT. For the years ended December 31, 2025, 2024 and 2023, the Group does not use any derivative contracts to hedge its exposure to cryptocurrency risk, but management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency. To limits its exposure to cryptocurrency risk the Group applied a flexible internal strategy for either converting of cryptocurrencies it obtains through its principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ii.	Interest rate risk

The Group’s interest rate risk is primarily attributable to bank deposits, restricted cash and borrowings, including borrowings from a related party. Bank deposits, restricted cash and borrowings at variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. Management closely monitors the fluctuation of such rates periodically.

iii.	Investment risk

The Group is exposed to investment risk from investment transactions such as the investment in financial assets at fair value through profit or loss. These investments are not principal-guaranteed, and the Group may suffer material loss from such investments. The Group monitors its investments closely and limits its exposure to the investment risk by including in its operation strategy the requirements to, with regard to the investment in financial assets at fair value through profit or loss, perform due diligence on the prospect investees to evaluate the business soundness before making an investment, and communicate regularly with the investee, review management report and the latest financial statements, if any, to evaluate the stage of investment and whether any action should be taken regarding the investment.

iv.	Foreign currency risk

The Group is exposed to foreign currency risk as it conducts transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of the Group’s financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that the Group is not able to accurately forecast. Management is closely monitoring the Group’s exposure to currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk during the years ended December 31, 2025, 2024 and 2023.

b.	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises mainly from cash deposited in the banks and cryptocurrencies held in custody, trade receivables and amounts due from related parties, including cryptocurrency receivables.

Cash deposited in the banks

To manage risk arising from cash, cash equivalents and restricted cash, the Group only transacts with reputable financial institutions. There has been no recent history of default in relation to these financial institutions.

Cryptocurrencies held in custody

For the years ended December 31, 2025, 2024 and 2023, substantially all of the Group’s cryptocurrencies are stored in wallets held in the custody of Matrix Finance and Technologies Holding Company (“Matrixport Group”, rebranded as the “BIT Group”), a related party. To limit exposure to credit risk relating to cryptocurrencies under custody, the Group evaluates the system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. The Group has further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. The Group expects that there is no significant credit risk from non-performance by BIT Group.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Amounts due from a related party

The Group’s receivable from BIT Group, including cryptocurrency receivables used as collateral in connection with the borrowing arrangements, is subject to similar financial risk management procedures as its cryptocurrencies held in custody and trade receivables.

c.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group manages its liquidity risk by monitoring cash flow generated from operations and available borrowing capacity, and by managing the maturity profiles of its long-term loans. Certain borrowings of the Group may be settled using cryptocurrency at the option of the Group; however, the underlying contractual obligations remain denominated in USD. Therefore, the maturity analysis is presented based on contractual undiscounted cash flows in USD.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments computed using contracted rates or, if floating, based on rates current at the end of each reporting period presented):

	At December 31, 2025
In thousands of USD	Within 1 year or on-demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount
Trade payables	119,818	-	-	-	119,818	119,818
Other payables and accruals	54,655	-	163	2,250	57,068	57,068
Amounts due to a related party	4,340	-	-	-	4,340	4,340
Borrowings and derivative liabilities	68,238	44,794	323,889	800,462	1,237,383	980,345
Borrowings from a related party	319,893	256,479	-	-	576,372	521,831
Lease liabilities	13,562	14,410	41,776	50,426	120,174	98,206
	580,506	315,683	365,828	853,138	2,115,155	1,781,608

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2024
In thousands of USD	Within 1 year or on-demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount
Trade payables	31,471	-	-	-	31,471	31,471
Other payables and accruals	40,617	112	53	1,485	42,267	42,267
Amount due to a related party	8,747	-	-	-	8,747	8,747
Borrowings and derivative liabilities	39,975	29,309	585,794	-	655,078	905,262
Lease liabilities	8,655	8,807	27,105	55,693	100,260	78,133
	129,465	38,228	612,952	57,178	837,823	1,065,880

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

As of December 31, 2025 and 2024, except for the investments in financial assets at fair value through profit or loss, cryptocurrency-settled receivables and payables, USDC, cryptocurrencies – receivables, derivative assets and liabilities, substantially all of the Group’s financial assets and financial liabilities are carried at amortized costs and the carrying amounts approximate their fair values.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The fair value measurement hierarchy for the Group’s financial instruments measured at fair value is as follows:

In thousands of USD	Valuation technique(s) and key input	December 31, 2025	Level 1	Level 2	Level 3
USDC	Quoted price	2	2	-	-
Cryptocurrency-settled receivables	Quoted price	1,921	1,921	-	-
Cryptocurrencies - receivables	Quoted price	135,558	135,558	-	-
Investment A, B, D and E in unlisted equity instrument	Net asset value	22,781	-	-	22,781
Investment F, I, K and M in unlisted equity instrument	Recent transaction price	6,928	-	-	6,928
Investment C in unlisted equity instrument	Guideline company method	9,600	-	-	9,600
Investment G in unlisted debt instrument	Recent transaction price	1,100	-	-	1,100
Investment H in unlisted debt instrument	Recent transaction price	3,000	-	-	3,000
Investment J and L in listed equity instrument	Quoted price	876	876	-	-
Cryptocurrency-settled payables	Quoted price	24,775	24,775	-	-
Derivative assets	Binomial model	31,857	-	-	31,857
Derivative liabilities	Binomial model	501,085	-	-	501,085

In thousands of USD	Valuation technique(s) and key input	December 31, 2024	Level 1	Level 2	Level 3
USDC	Quoted price	2	2	-	-
Cryptocurrency-settled receivables	Quoted price	974	974	-	-
Investment A, B, D and E in unlisted equity instrument	Net asset value	24,595	-	-	24,595
Investment F, I and J in unlisted equity instrument	Recent transaction price	3,102	-	-	3,102
Investment C in unlisted equity instrument	Market calibration method	10,284	-	-	10,284
Investment G in unlisted debt instrument	Net asset value	1,000	-	-	1,000
Investment H in unlisted debt instrument	Binomial model	3,540	-	-	3,540
Cryptocurrency-settled payables	Quoted price	21,372	21,372	-	-
Derivative liabilities	Binomial model	763,939	-	-	763,939

For the year ended December 31, 2025, the Group transferred approximately US$0.5 million from Level 3 to Level 1 in the fair value hierarchy. Investment J was transferred from Level 3 to Level 1 following the availability of observable market prices upon the listing of the instrument. For the years ended December 31, 2024 and 2023, there was no transfer between levels.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in Level 3 financial instruments for the years ended December 31, 2025, 2024 and 2023:

In thousands of USD	Unlisted equity instruments and debt instruments	Derivative assets	Derivative liabilities
At January 1, 2023	60,959	-	-
Additions	4,400	-	-
Disposals	(31,111)	-	-
Net fair value changes recognized in profit or loss	3,527	-	-
At December 31, 2023	37,775	-	-
Additions	2,776	-	351,609
Derecognition of derivative liabilities on conversion	-	-	(85,837)
Net fair value changes recognized in profit or loss	1,970	-	498,167
At December 31, 2024	42,521	-	763,939
Additions	4,426	35,400	403,509
Transfer from Level 3 to Level 1	(500)	-	-
Derecognition of derivative liabilities on conversion	-	-	(221,502)
Net fair value changes recognized in profit or loss	(3,038)	(3,543)	(444,861)
At December 31, 2025	43,409	31,857	501,085

5.	BUSINESS COMBINATION

(a)	Business combination between BTG, Bitdeer and BSGA (the “Business Combination”)

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The details of the purchase consideration, the net assets acquired, and goodwill are as follows:

In thousands of USD	At April 15, 2024
Purchase consideration
Cash consideration paid	15,000
Senior secured notes (1)	15,091
417,130 Class A ordinary shares (2)	2,357
Class A ordinary share call options (3)	504
Total purchase consideration	32,952
Settlement of pre-existing debtor relationship with the Target Companies (4)	(10,061)
Fair value of consideration transferred	22,891

(1)	The Group issued US$15.0 million in aggregate principal amount of senior secured notes on April 15, 2024, in relation to the business combination. The senior secured notes bear an annual interest of 6.0%, mature five years after April 15, 2024, and are secured by 100% of the shares of the Target Companies. The fair value of the senior secured notes is measured by calculating the present value of the notes using the effective interest rate. For the year ended December 31, 2024, the Group recognized interest expense of approximately US$0.5 million. In December 2024, the Group fully repaid the outstanding amount and the pledged shares were subsequently released following the settlement of the outstanding principal balance.

(2)	The fair value of the Class A ordinary shares is determined based on the number of shares transferred and the closing price on April 15, 2024. The shares are transferred upon the completion of the acquisition.

(3)	The Group issued Class A ordinary share call options at a strike price of US$35.96 per share, with the expiry date set as the later of April 15, 2029, or six months after all principal and interest accrued under the senior secured notes have been repaid. The fair value was recognized on April 15, 2024 based on the binomial model with the assistance of an independent valuation specialist. The following table provides the key inputs used in the model for determining the value of the option:

At April 15, 2024
Share price	5.65
Dividend yield (%)	-
Expected volatility (%)	126%
Risk-free interest rate (%)	4.65%

(4)	Settlement of pre-existing debtor relationship with the Target Companies represents the payable amount of approximately US$16.4 million from the Group to the Target Companies in relation to the services provided and offset against a prepayment made by the Group to the Target Companies of approximately US$6.3 million. The services provided by the Target Companies, include electricity supply, construction services, and daily operational management for the mining datacenters prior to April 15, 2024.

(5)	Acquisition-related cost amount to approximately US$0.3 million are included in general and administrative expenses.

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

The fair value of the replacement awards was determined on September 13, 2024 using the binomial model with the assistance of an independent valuation specialist. The following table provides the key inputs used in the model for determining the value of the option:

At September 13, 2024
Share price	6.89
Dividend yield (%)	-
Expected volatility (%)	114%
Risk-free interest rate (%)	3.66%

(4)	Acquisition-related cost amount to approximately US$0.3 million are included in general and administrative expenses.

The assets and liabilities recognized as a result of the acquisition are as follows:

In thousands of USD	At September 13, 2024
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	226
Prepayments and other assets	50
Property, plant and equipment	55
Identified intangible assets: technologies	63,633
Trade payables	(708)
Deferred tax liabilities	(10,819)
Net identifiable assets acquired	52,437
Goodwill	21,367
Net assets acquired	73,804

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For the period from September 13, 2024 to December 31, 2024, FreeChain contributed revenue and net loss of approximately nil and US$0.2 million, respectively. On an unaudited pro forma basis, assuming this business combination had occurred on January 1, 2024, FreeChain would have contributed revenue and net loss of approximately nil and US$0.7 million for the year ended December 31, 2024. The mining rigs developed by FreeChain have not yet been mass delivered by the end of 2024, and no external revenue was generated for the year ended December 31, 2024.

6.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The breakdown of cash and cash equivalents is as follows:

	At December 31,
In thousands of USD	2025	2024
US dollar	120,243	462,316
Singapore dollar	8,235	2,786
Norwegian krone (“NOK”)	8,678	7,943
Euro	10,016	2,611
Others	2,180	614
Total cash and cash equivalents by currency	149,352	476,270

Restricted cash
Current	22,366	9,144
Non-current	6,159	8,212
Total restricted cash	28,525	17,356

The Group classifies short-term deposits and other highly liquid investments as cash equivalents. As of December 31, 2025, the Group owned short-term deposit in an amount of approximately US$26.9 million with maturities in January 2026 with interest ranging from 1.37% to 3.67% and other highly liquid investments of approximately US$11.5 million. As of December 31, 2024, the Group owned short-term deposit in an amount of approximately US$91.6 million with maturities in January 2025 with interest ranging from 2.01% to 4.28% and other highly liquid investments of approximately US$239.5 million.

The Group’s restricted cash primarily relates to the following:

(a)	Standby letters of credits (“SLCs”)

The Group had outstanding standby letters of credit (“SLCs”) issued in connection with electricity supply, datacenter construction, custom bond requirements and lease commitments. The SLCs provide the beneficiaries, which are the service providers, the ability to draw from the banks for a designated maximum aggregate amount (the “Draw Amount”). The details of SLCs are as follows:

	At December 31,
	2025	2024
Draw Amount (In thousands of USD)	18,912	9,144
Range of expiration dates	April 2026 to December 2026	July 2025 to August 2025

The amount and expiration dates of the SLCs are amended, from time to time, by the Group and beneficiaries in accordance with the underlying agreement. In connection with the issuance of the SLCs, the banks held the Group’s cash balance equal to the Draw Amount as security. As of December 31, 2025 and 2024, none was utilized by the beneficiaries from the standby letters of credits.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Pledged cash

As of December 31, 2025, the Group held approximately US$9.6 million (NOK 96.6 million equivalent) in escrow accounts with a commercial bank, compared to US$8.2 million (NOK 93.0 million equivalent) as of December 31, 2024. These funds, originally deposited in 2024, are held under arrangements with an electricity service provider to secure a fixed electricity price for three years commencing January 1, 2025. The deposited amount will be released in annual installments. The changes in balance between 2025 and 2024 balance sheet dates arise from interest earned on the pledged cash.

7.	CRYPTOCURRENCIES

As of December 31, 2025 and 2024, the Group’s cryptocurrencies consist of the following:

	At December 31,
In thousands of USD	2025	2024
Cryptocurrencies other than USDC	83,075	77,535
USDC	2	2
Total cryptocurrencies	83,077	77,537

	At December 31,
In thousands of USD	2025	2024
Bitcoin – receivables	135,558	-
Total cryptocurrencies – receivables	135,558	-

Cryptocurrencies

The details of cryptocurrencies are as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Cost:
Beginning balances	78,479	15,377	2,179
Additions	596,742	311,966	310,265
Disposals and payments	(374,429)	(248,864)	(297,067)
Transfer for collateral (1)	(213,021)	-	-
Ending balances	87,771	78,479	15,377
Impairment:
Beginning balances	(942)	(6)	(4)
Additions	(3,752)	(936)	(2)
Ending balances	(4,694)	(942)	(6)
Net book value:
Beginning balances	77,537	15,371	2,175
Ending balances	83,077	77,537	15,371

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The supplemental information of cryptocurrencies other than USDC is as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Cost:
Beginning balances	78,477	15,342	2,090
Additions	569,626	307,661	302,621
Disposals and payments	(347,313)	(244,526)	(289,369)
Transfer for collateral (1)	(213,021)	-	-
Ending balances	87,769	78,477	15,342
Impairment:
Beginning balances	(942)	(6)	(4)
Additions	(3,752)	(936)	(2)
Ending balances	(4,694)	(942)	(6)
Net book value:
Beginning balances	77,535	15,336	2,086
Ending balances	83,075	77,535	15,336

(1)	Represents Bitcoin pledged to BIT Group, a related party for loan collateral purposes.

The management’s estimates of impairment provision of cryptocurrencies other than USDC are made based on the current market prices of cryptocurrencies as of each balance sheet date. Fluctuations in the market price of cryptocurrencies after the balance sheet date is not considered in determining the provision for impairment of cryptocurrencies other than USDC.

Cryptocurrencies – receivables

As of December 31, 2025, the Group has pledged 1,533.5 Bitcoin (US$135.6 million equivalent) to BIT Group, a related party in connection with borrowings facility drawdowns. Refer to Note 24 for more details.

The details of cryptocurrencies – receivables are as follows:

In thousands of USD	Year ended December 31, 2025

Beginning balances	-
Transfer from cryptocurrencies	213,021
Repayment of borrowings from a related party	(50,753)
Net fair value changes recognized in profit or loss	(26,710)
Ending balances	135,558

8.	PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

	At December 31,
In thousands of USD	2025	2024
Prepayments to suppliers	667,462	266,478
Deposits (1)	35,650	31,372
Value-added and goods and services taxes recoverable	12,059	5,407
Prepayments of income tax	2,459	2,459
Others	5,342	4,457
Total	722,972	310,173

Current	698,291	291,929
Non-current	24,681	18,244
	722,972	310,173

(1)	The Group pays deposits to certain electricity service providers. In order to minimize the deposit paid to the electricity supplier, in April 2023, Bitdeer Inc., a subsidiary of the Group, has entered into a guaranty agreement (the “2023 Guaranty Agreement”) with one of the electricity suppliers to act as a guarantor to provide the assurance for the payment obligation of another subsidiary of the Group in connection with electricity service subscribed. The total liability of the guarantor is limited to the lesser of the guaranteed obligations under all agreements or US$13.0 million in each case. In February 2024, Bitdeer and Bitdeer, Inc. together entered into a guaranty agreement with the electricity supplier to amend the 2023 Guaranty Agreement and limit the guarantor’s total liability to the lesser of the guaranteed obligations under all agreement or US$30.0 million in each case.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2025 and 2024, the Group did not recognize any allowance for expected credit losses for prepayments and other financial assets. During the year ended December 31, 2025, the Group recognized an impairment loss of US$1.3 million on a non-financial asset classified within other assets, recorded in profit or loss. No such impairment was recognized in 2024 and 2023.

9.	INVENTORIES

As of December 31, 2025 and 2024, the details of inventories are as follows:

	At December 31,
In thousands of USD	2025	2024
Raw materials	118,400	28,661
Work-in-progress	128,182	26,277
Finished goods	5,417	9,950
Total	251,999	64,888

During the years ended December 31, 2025 and 2024, an amount of US$89.3 million and nil, respectively was transferred from inventories and recognized as expense in cost of sales. Approximately US$595.9 million and US$16.7 million of inventories, respectively, was transferred to mining rigs. The Group recorded a write-down of inventories amounting to US$3.9 million and nil during the years ended December 31, 2025 and 2024.

10.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of financial assets at fair value through profit or loss is as follows:

	At December 31,
In thousands of USD	2025		2024
Investments in unlisted equity instruments
- Investment A	129		300
- Investment B	824		1,000
- Investment C	9,600		10,284
- Investment D – investment in a limited partnership set up by BIT Group (1)	20,328		21,795
- Investment E	1,500		1,500
- Investment F	1,125		726
- Investment I	2,803		1,876
- Investment J	-	(2)	500
- Investment K	2,000		-
- Investment M	1,000		-
Investments in unlisted debt instruments
- Investment G	1,100		1,000
- Investment H	3,000		3,540
Investments in listed equity instruments
- Investment J	563		-	(2)
- Investment L	313		-
Total	44,285		42,521

Current	4,976		4,540
Non-current	39,309		37,981
Total	44,285		42,521

(1)	See Note 24.

(2)	During the year ended December 31, 2025, Investment J became publicly listed and is accordingly presented as a listed equity instrument.

Except for investments J and L, which are investments in listed equity instruments measured at Level 1, the investments in unlisted debt and unlisted equity instruments as at December 31, 2025 and 2024 mainly represent investments in funds and privately held enterprises. The Group does not have control or significant influence over these investments.

These investments are measured at fair value using Level 3 inputs. Except for Investment C, the fair values are determined based on net asset value or recent transaction prices, which approximate fair value and do not involve significant unobservable inputs. Refer to Note 4 for more information. Accordingly, no quantitative information on key inputs or sensitivity analysis is presented for these investments.

For Investment C, there was a change in valuation approach from the prior year due to limited recent market transactions. The valuation involves significant unobservable inputs, with the assistance of an independent valuation specialist where appropriate. Significant unobservable inputs include valuation multiples and a discount for lack of marketability. Higher multiples increase fair value, while higher discounts decrease fair value.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	MINING RIGS

The details of mining rigs are as follows:

In thousands of USD	Mining rigs
Cost:
At January 1, 2023	122,203
Additions	63,041
Disposals	(16,731)
At December 31, 2023	168,513
Accumulated depreciation:
At January 1, 2023	(94,399)
Charge for the year	(25,663)
Disposals	15,127
At December 31, 2023	(104,935)
Impairment:
At January 1, 2023	(101)
Disposal	-
At December 31, 2023	(101)
Net book value:
At December 31, 2023	63,477

Cost:
At January 1, 2024	168,513
Additions (1)	24,982
Disposals	(8,590)
At December 31, 2024	184,905
Accumulated depreciation:
At January 1, 2024	(104,935)
Charge for the year	(19,470)
Disposals	6,925
At December 31, 2024	(117,480)
Impairment:
At January 1, 2024	(101)
Disposals	-
At December 31, 2024	(101)
Net book value:
At December 31, 2024	67,324

Cost:
At January 1, 2025	184,905
Additions (1)	644,975
Disposals	(2,389)
At December 31, 2025	827,491
Accumulated depreciation:
At January 1, 2025	(117,480)
Charge for the year	(82,967)
Disposals	2,338
At December 31, 2025	(198,109)
Impairment:
At January 1, 2025	(101)
Additions (2)	(8,665)
Disposals	51
At December 31, 2025	(8,715)
Net book value:
At December 31, 2025	620,667

(1)	Approximately US$595.9 million and US$16.7 million of addition to mining rigs in the year ended December 31, 2025 and 2024 were transferred from inventories.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	During the year ended December 31, 2025, the Group recognized impairment losses of approximately US$8.7 million on certain mining rigs, predominantly older-generation rigs. This reflects changes in market conditions, including reduced expected economic performance, increased network hash rates and lower observable market prices for comparable rigs. The Group assessed the recoverable amount of these assets based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal was determined with reference to recent transaction prices and available secondary market listings for comparable rigs, while value in use was estimated using discounted cash flow models based on expected future cash flows from mining operations. The value in use assessment involves significant judgment and is based on assumptions such as cryptocurrency prices, network hash rate, operating costs and discount rates. Following this assessment, the carrying amounts of the affected rigs were written down to their recoverable amounts, and the resulting impairment loss was recognized in profit or loss. No impairment losses were recognized for the years ended December 31, 2024 and 2023.

As of December 31, 2025, the Group has provided certain mining rigs as collateral in connection with certain loan arrangements with BIT Group. The carrying amount of the mining rigs provided as collateral amounted to approximately US$599.6 million. Refer Note 24 for details of the loan arrangements.

12.	PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment are as follows:

In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements and property improvements	Containerized solution	GPU equipment	Others	Total
Cost:
At January 1, 2023	16,512	23,449	484	32,872	10,624	104,517	5,962	-	2,466	196,886
Additions	49,421	-	1,574	459	1,514	876	-	2,275	88	56,207
Construction in progress transferred in	(35,838)	3,915	-	15,476	909	12,424	3,086	-	28	-
Disposals	-	-	-	(69)	(36)	(9)	-	-	(50)	(164)
At December 31, 2023	30,095	27,364	2,058	48,738	13,011	117,808	9,048	2,275	2,532	252,929
Accumulated depreciation:
At January 1, 2023	-	(3,525)	-	(6,803)	(2,473)	(43,003)	(1,491)	-	(955)	(58,250)
Charge for the year	-	(1,106)	-	(6,678)	(1,922)	(27,978)	(1,402)	(72)	(741)	(39,899)
Disposals	-	-	-	19	18	3	-	-	40	80
At December 31, 2023	-	(4,631)	-	(13,462)	(4,377)	(70,978)	(2,893)	(72)	(1,656)	(98,069)
Net book value:
At December 31, 2023	30,095	22,733	2,058	35,276	8,634	46,830	6,155	2,203	876	154,860

Cost:
At January 1, 2024	30,095	27,364	2,058	48,738	13,011	117,808	9,048	2,275	2,532	252,929
Addition	118,253	642	-	230	8,135	16	175	10,009	12	137,472
Acquired through the business combinations (Note 5(b) and 5(c))	-	99	1,091	34	73	-	-	-	81	1,378
Construction in progress transferred in	(4,250)	667	-	948	1	2,518	-	-	116	-
Disposals	-	-	-	(15)	(239)	-	-	-	(252)	(506)
Exchange adjustments	-	(4)	(16)	(2)	(1)	-	-	-	(4)	(27)
At December 31, 2024	144,098	28,768	3,133	49,933	20,980	120,342	9,223	12,284	2,485	391,246
Accumulated depreciation:
At January 1, 2024	-	(4,631)	-	(13,462)	(4,377)	(70,978)	(2,893)	(72)	(1,656)	(98,069)
Charge for the year	-	(1,466)	-	(6,854)	(2,862)	(26,269)	(2,236)	(2,052)	(381)	(42,120)
Disposals	-	-	-	11	200	-	-	-	105	316
Exchange adjustments	-	2	-	-	1	-	-	-	1	4
At December 31, 2024	-	(6,095)	-	(20,305)	(7,038)	(97,247)	(5,129)	(2,124)	(1,931)	(139,869)
Net book value:
At December 31, 2024	144,098	22,673	3,133	29,628	13,942	23,095	4,094	10,160	554	251,377

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of USD	Construction in progress	Building	Land	Machinery	Electronic equipment	Leasehold improvements and property improvements	Containerized solution	GPU equipment	Others	Total
Cost:
At January 1, 2025	144,098	28,768	3,133	49,933	20,980	120,342	9,223	12,284	2,485	391,246
Additions (1)	227,673	576	3,438	939	5,405	373	-	1,372	1,048	240,824
Construction in progress transferred in	(236,130)	38,292	-	74,117	5,490	80,063	37,455	-	713	-
Disposals	-	-	-	(557)	(592)	(2)	-	-	(15)	(1,166)
Exchange adjustments	146	13	49	4	3	-	-	-	10	225
At December 31, 2025	135,787	67,649	6,620	124,436	31,286	200,776	46,678	13,656	4,241	631,129
Accumulated depreciation:
At January 1, 2025	-	(6,095)	-	(20,305)	(7,038)	(97,247)	(5,129)	(2,124)	(1,931)	(139,869)
Charge for the year	-	(2,445)	-	(9,575)	(4,165)	(23,297)	(3,167)	(2,667)	(424)	(45,740)
Disposals	-		-	458	561	2	-	-	11	1,032
Exchange adjustments	-	(6)	-	(1)	(1)	-	-	-	(3)	(11)
At December 31, 2025	-	(8,546)	-	(29,423)	(10,643)	(120,542)	(8,296)	(4,791)	(2,347)	(184,588)
Impairment:
At January 1, 2025	-	-	-	-	-	-	-	-	-	-
Additions (2)	(4,744)	-	-	-	-	-	-	-	-	(4,744)
At December 31, 2025	(4,744)	-	-	-	-	-	-	-	-	(4,744)
Net book value:
At December 31, 2025	131,043	59,103	6,620	95,013	20,643	80,234	38,382	8,865	1,894	441,797

(1)	For the year ended December 31, 2025, the additions of construction in progress are inclusive of capitalized interest from borrowings, comprising convertible senior notes and borrowings from a related party, amounting to US$11.1 million and capitalized interest from lease liabilities amounting to US$0.2 million. Interest were capitalized at a capitalization rate of 11.7% per annum, which represents the weighted average of the borrowing costs applicable to the Group’s borrowings that were outstanding during the year. There was no interest capitalized for the years ended December 31, 2024 and 2023.

(2)	During the year ended December 31, 2025, the Group recognized an impairment loss of approximately US$4.7 million related to certain property, plant and equipment at its Massillon development site in Ohio. The impairment was triggered by a fire incident in November 2025 at the under-construction facility, which resulted in damage to certain buildings and related assets, with no mining equipment installed at the time. Following the incident, management assessed the recoverable amount of the affected assets and determined that their carrying amounts exceeded their recoverable amounts due to the physical damage sustained. The recoverable amount was determined based on fair value less costs of disposal, considering the extent of damage, expected restoration or replacement costs, and current market conditions.

Construction in progress primarily represents the construction of AI and mining datacenters.

The Group had entered into contractual commitments, which was not recognized in payables, for the acquisition of property, plant and equipment amounting to approximately US$41.7 million and US$44.9 million as of the years ended December 31, 2025 and 2024, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVESTMENT PROPERTIES

The details of investment properties are as follows:

In thousands of USD	Leasehold land	Building	Others	Total
Cost:
At January 1, 2023	5,746	30,679	394	36,819
Additions	82	224	701	1,007
Exchange adjustments	87	370	6	463
At December 31, 2023	5,915	31,273	1,101	38,289
Accumulated depreciation:
At January 1, 2023	(199)	(1,051)	(27)	(1,277)
Charge for the year	(390)	(2,104)	(107)	(2,601)
Exchange adjustments	(12)	(50)	(3)	(65)
At December 31, 2023	(601)	(3,205)	(137)	(3,943)
Net book value:
At December 31, 2023	5,314	28,068	964	34,346

Cost:
At January 1, 2024	5,915	31,273	1,101	38,289
Additions	38	-	241	279
Disposals	(616)	-	-	(616)
Exchange adjustments	(162)	(718)	(38)	(918)
At December 31, 2024	5,175	30,555	1,304	37,034
Accumulated depreciation:
At January 1, 2024	(601)	(3,205)	(137)	(3,943)
Charge for the year	(371)	(2,139)	(207)	(2,717)
Disposals	218	-	-	218
Exchange adjustments	21	103	7	131
At December 31, 2024	(733)	(5,241)	(337)	(6,311)
Net book value:
At December 31, 2024	4,442	25,314	967	30,723

Cost:
At January 1, 2025	5,175	30,555	1,304	37,034
Additions	111	316	-	427
Disposals	-	-	(67)	(67)
Exchange adjustments	309	1,446	76	1,831
At December 31, 2025	5,595	32,317	1,313	39,225
Accumulated depreciation:
At January 1, 2025	(733)	(5,241)	(337)	(6,311)
Charge for the year	(387)	(2,187)	(219)	(2,793)
Disposals	-	-	57	57
Exchange adjustments	(50)	(279)	(23)	(352)
At December 31, 2025	(1,170)	(7,707)	(522)	(9,399)
Net book value:
At December 31, 2025	4,425	24,610	791	29,826

Leasehold land included in investment properties were right-of-use assets associated with leasehold land under operating leases where the building was constructed on. See Note 15.

The Group leases the investment properties to its customers under operating leases for terms ranging from one to twelve years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

In thousands of USD	At December 31, 2025
2026	3,178
2027	2,951
2028	2,950
2029	2,928
2030	2,336
Thereafter	3,102
Total	17,445

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased or for repairs, maintenance and enhancements.

The fair value of investment properties of the Group as of December 31, 2025 and 2024 was approximately US$33.8 million and US$35.4 million, respectively, determined using the income approach based on the operation projection and the discount rate with the assistance of an independent valuation specialist. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group did not record any impairment related to investment properties as of December 31, 2025 and 2024.

14.	INTANGIBLE ASSETS AND GOODWILL

The details of intangible assets and goodwill are as follows:

In thousands of USD	Rights to electrical capacity	Technologies	Patents, trademarks, royalties and other rights	Others	Total intangible assets	Goodwill
Cost:
At January 1, 2023	-	-	3	441	444	-
Additions	-	-	4,896	313	5,209	-
At December 31, 2023	-	-	4,899	754	5,653	-
Accumulated amortization:
At January 1, 2023	-	-	(1)	(121)	(122)	-
Charge for the year	-	-	(572)	(182)	(754)	-
At December 31, 2023	-	-	(573)	(303)	(876)	-
Net book value:
At December 31, 2023	-	-	4,326	451	4,777	-

Cost
At January 1, 2024	-	-	4,899	754	5,653	-
Additions	-	-	119	659	778	-
Acquired through the business combinations (Note 5(b) and 5(c))	22,429	63,633	-	-	86,062	35,818
At December 31, 2024	22,429	63,633	5,018	1,413	92,493	35,818
Accumulated amortization:
At January 1, 2024	-	-	(573)	(303)	(876)	-
Charge for the year	-	(7,070)	(1,007)	(305)	(8,382)	-
At December 31, 2024	-	(7,070)	(1,580)	(608)	(9,258)	-
Net book value:
At December 31, 2024	22,429	56,563	3,438	805	83,235	35,818

Cost:
At January 1, 2025	22,429	63,633	5,018	1,413	92,493	35,818
Additions	29,281	-	4,150	273	33,704	-
At December 31, 2025	51,710	63,633	9,168	1,686	126,197	35,818
Accumulated amortization:
At January 1, 2025	-	(7,070)	(1,580)	(608)	(9,258)	-
Charge for the year	-	(21,211)	(2,185)	(111)	(23,507)	-
At December 31, 2025	-	(28,281)	(3,765)	(719)	(32,765)	-
Net book value:
At December 31, 2025	51,710	35,352	5,403	967	93,432	35,818

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group had entered into contractual commitments, which were not recognized in payables, for the acquisition of intangible assets amounting to US$1.8 million and nil as of December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, the Group identified three Cash-generating units (“CGUs”) to which indefinite useful life intangible assets and goodwill are allocated for impairment testing. The carrying amounts have been allocated to the CGUs as follows:

	At December 31, 2025 and 2024
In thousands of USD	Rights to electrical capacity	Goodwill
Tydal Data Center AS	14,285	4,389
Troll Housing AS	8,144	10,062
FreeChain	-	21,367
Total	22,429	35,818

Tydal Data Center AS

The recoverable amount of Tydal Data Center AS has been determined based on a value in use calculation using cash flow projections. The key assumptions underlying this estimation reflect management’s assessment of future industry trends, drawing from both internal and external historical data. As of December 31, 2025 and 2024, the pre-tax discount rate applied to the cash flow projections is 18.9% and 19.4%, respectively derived from market-based inputs, with adjustments made to account for CGU-specific risk premiums.

The cash flow projections included specific estimates of five years and a terminal growth rate thereafter. As of December 31, 2025 and 2024, the terminal growth rate of 3.0% aligns with the inflation rate applicable to the CGU’s location, reflecting assumptions that a market participant would reasonably make.

As of December 31, 2024, the budgeted EBIT is projected to increase at an average rate of 21.0% per annum and was estimated based on past experience, taking into account of the revenue generation expected from the 175MW site expansion plan. During the year ended December 31, 2025, the Group has assessed to convert the plan into AI infrastructure commencing in 2026 and onwards. As of December 31, 2025, following the conversion plan, budgeted EBIT is projected to increase at an average rate of 80.2% per annum.

As of December 31, 2025 and 2024, the estimated recoverable amount of the CGU exceeded its carrying amount by approximately US$44.9 million and US$11.1 million, respectively.

Troll Housing AS

The recoverable amount of Troll Housing AS has been determined based on a value in use calculation using cash flow projections. The key assumptions underlying this estimation reflect management’s assessment of future industry trends, drawing from both internal and external historical data. As of December 31, 2025 and 2024, the pre-tax discount rate applied to cash flow projections is 18.8% and 19.0%, respectively derived from market-based inputs, with adjustments made to account for CGU-specific risk premiums.

The cash flow projections included specific estimates of five years and a terminal growth rate thereafter. As of December 31, 2025 and 2024, the terminal growth rate of 3.0% aligns with the inflation rate applicable to the CGU’s location, reflecting assumptions that a market participant would reasonably make.

As of December 31, 2025 and 2024, budgeted EBIT is projected to increase at an average of 33.8% and 25.4% per annum, respectively and was estimated taking into account past experiences and expectations of futures.

As of December 31, 2025 and 2024, the estimated recoverable amount of the CGU exceeded its carrying amount by approximately US$28.6 million and US$7.4 million, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FreeChain

The recoverable amount of FreeChain has been determined based on a fair value less costs of disposal calculation using cash flow projections. The fair value measurement was categorised as a level 3 fair value based on the inputs in the valuation technique used. The key assumptions underlying this estimation reflect management’s assessment of future industry trends, drawing from both internal and external historical data. As of December 31, 2025 and 2024, the pre-tax discount rate applied to cash flow projections is 37.4% and 37.3%, respectively derived from market-based inputs, with adjustments made to account for CGU-specific risk premiums.

The cash flow projections included specific estimates of five years and a terminal growth rate thereafter. As of December 31, 2025 and 2024, the terminal growth rate is 2.0% aligns with the inflation rate applicable to the CGU’s location, reflecting assumptions that a market participant would reasonably make.

As of December 31, 2025 and 2024, budgeted revenue is projected to increase at an average of 2.3% and 5.0% per annum, respectively and was estimated based on expected future outcomes and anticipated revenue growth. Revenue growth was projected considering the estimated production and sales volume, particularly the involvement in mining rig development within the ASIC and mining rig business.

As of December 31, 2025 and 2024, the estimated recoverable amount of the CGU exceeded its carrying amount by approximately US$840.4 million and US$518.6 million, respectively.

The following table shows the amount by which the key assumptions would need to increase/ (decrease) individually for the estimated recoverable amount to be equal to the carrying amount.

	At December 31, 2025
In %	Tydal Data Center AS	Troll Housing AS	FreeChain

Discount rate	23.1	17.6	47.3
EBIT margin	(60.2)	(54.6)	N/A
Revenue	N/A	N/A	(17.5)

	At December 31, 2024
In %	Tydal Data Center AS	Troll Housing AS	FreeChain

Discount rate	6.8	6.5	Nm*
EBIT margin	(26.0)	(28.4)	N/A
Revenue	N/A	N/A	(19.2)

*	FreeChain has substantial recoverable amount, and it is unlikely that a change in the discount rate that will result in the amount fair value less cost of disposal of FreeChain equal to the carrying amount would occur under reasonable scenarios for the year ended December 31, 2024.

15.	LEASES

The Group occupies most of its office premises and certain AI and mining datacenters under lease arrangements, which generally have an initial lease term between two to thirty years. Lease contracts are typically made for fixed periods but may have extension options. The Group accounts for lease and non-lease components separately, where the non-lease component is charged to expenses as they incur. Any extension options in these leases have not been included in the lease liabilities unless the Group is reasonably certain to exercise the extension option. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

The consolidated statements of financial position show the following amounts relating to the right-of-use assets:

	At December 31,
In thousands of USD	2025	2024
Right-of-use assets
- Land and buildings	83,292	69,273
Investment properties
- Leasehold land	4,425	4,442

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Addition to the right-of-use assets and investment properties of leasehold land for the years ended December 31, 2025, 2024 and 2023 was approximately US$28.4 million, US$23.5 million and US$5.1 million, respectively.

The Group is obligated to complete site restoration for certain leased properties, including leasehold land of investment properties, as required under the respective lease agreements. The provision for the site restoration is updated annually.

The following table represents the movement of the restoration provision:

In thousands of USD
Restoration provision at January 1, 2023	1,343
Change in provision	-
Exchange adjustments	20
Restoration provision at December 31, 2023	1,363
Change in provision	-
Exchange adjustments	(2)
Restoration provision at December 31, 2024	1,361
Change in provision	778
Unwind of discount	5
Exchange adjustments	80
Restoration provision at December 31, 2025	2,224

The consolidated statements of financial position show the following amounts relating to the lease liabilities:

	At December 31,
In thousands of USD	2025	2024
Lease liabilities mature within 12 months	9,226	5,460
Lease liabilities mature over 12 months	88,980	72,673
Total lease liabilities *	98,206	78,133

*	Lease liabilities in amount of approximately US$3.8 million and US$3.8 million was related to the leasehold land included in the investment properties as of December 31, 2025 and 2024, respectively. See Note 13.

Amounts recognized in profit or loss:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Depreciation expense of right-of-use assets	13,112	8,407	6,624
Interest expense *	3,775	3,473	2,605
Expenses relating to variable payment leases	159	197	224
Expenses relating to short-term leases	455	303	286
(Gain) / Loss on lease termination	(68)	197	-
Total	17,433	12,577	9,739

*	The interest expense includes the amount related to the leasehold land included in the investment properties for the years ended December 31, 2025, 2024 and 2023 of approximately US$0.2 million, US$0.2 million and US$0.2 million, respectively. See Note 13.

The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the years ended December 31, 2025, 2024 and 2023 was approximately US$12.0 million, US$13.1 million and US$7.8 million, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	BORROWINGS

Borrowings consist of the following:

	At December 31
In thousands of USD	2025	2024
Promissory note (a)	-	14,907
August 2024 convertible senior notes (b)	-	32,503
November 2024 convertible senior notes (c)	93,630	160,717
June 2025 convertible senior notes (d)	160,409	-
November 2025 convertible senior notes (e)	198,740	-
Bank loans	26,481	-
Total	479,260	208,127

Current	478,792	208,127
Non-current	468	-
Total	479,260	208,127

For the years ended December 31, 2025, 2024 and 2023, the interest arising from borrowings including the interest capitalized to property, plant and equipment was approximately US$106.6 million, US$14.3 million and US$2.5 million, respectively.

(a)	Promissory note

The Group issued a US$30.0 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the ordinary shares of Bitdeer at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. Approximately US$683,000 was recognized as an equity component. During the year ended December 31, 2023, the Group repaid US$7.0 million in principal and amended the promissory note to extend the maturity of the promissory note to July 21, 2025. In addition, to reflect the reverse recapitalization effectuated in April 2023, the shares of the promissory note is convertible into was changed from the ordinary shares of Bitdeer to the Class A ordinary shares of the Group, and the per-share conversion price was adjusted to US$7.3660 from US$0.0632. The extension of the maturity date is accounted for as a debt modification, and a gain from modification of approximately US$481,000 was recognized in earnings. During the year ended December 31, 2024, the holder of promissory note converted principal amount of US$8.0 million for 1,086,070 Class A ordinary shares. The unamortized discount as of December 31, 2024 and 2023 was approximately US$93,000 and US$382,000, respectively. Upon maturity in July 2025, the holder converted the remaining principal amount of US$15.0 million into 2,036,383 Class A ordinary shares, resulting in the full settlement of the promissory note.

(b)	August 2024 convertible senior notes

In August 2024, the Group issued US$172.5 million in aggregate principal amount of the 8.5% Convertible Senior Notes due 2029 (the “August 2024 convertible senior notes”). The August 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The conversion features embedded to the August 2024 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the August 2024 convertible senior notes are classified as current liabilities as of December 31, 2024. As of December 31, 2025, the August 2024 convertible senior notes have been fully redeemed and extinguished.

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

During the year ended December 31, 2025, there were 3 types of settlements of the August 2024 convertible senior notes:

-	The holders of the August 2024 convertible senior notes with aggregate principal amount of approximately US$14.4 million have converted their notes, in accordance with the terms specified in the August 2024 convertible senior notes, into 1,968,760 of the Group’s Class A ordinary shares, with no cash consideration.

-	The holders of the August 2024 convertible senior notes with aggregate principal amount of approximately US$75.7 million have exchanged their notes into 8,093,427 of the Group’s Class A ordinary shares and cash consideration of US$36.1 million, which included accrued interest. The exchange of notes was accounted as an extinguishment of the August 2024 convertible senior notes and resulted in a loss on extinguishment of convertible notes of US$16.2 million.

-	The Group redeemed the remaining outstanding US$7.7 million aggregate principal amount of its August 2024 convertible senior notes at a conversion rate of 127.9743 Class A ordinary shares per US$1,000 principal amount, adjusted pursuant to the agreement for a total of 985,400 Class A ordinary shares.

The following table reconciles the carrying value of the August 2024 convertible senior notes as of December 31, 2025 and 2024:

In thousands of USD
Proceeds from issuance of convertible notes	172,500
Less: transaction costs	(6,204)
Less: fair value of embedded derivative (see Note 17)	(112,205)
Carrying value of convertible notes at inception	54,091
Amortized debt discount	2,902
Debt extinguishment	(24,490)
Balance at December 31, 2024	32,503
Amortized debt discount	2,738
Debt extinguishment	(35,241)
Balance at December 31, 2025	-

As of December 31, 2025 and 2024, the unamortized debt discount was nil and US$65.2 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	November 2024 convertible senior notes

In November 2024, the Group issued US$400.0 million in aggregate principal amount of the 5.25% Convertible Senior Notes due 2029 (the “November 2024 convertible senior notes”). The November 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including other convertible senior notes issued by the Group from time to time, and effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

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

On December 6, 2027 (the “specified repurchase date”), the holders of the November 2024 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

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

The conversion features embedded to the November 2024 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the November 2024 convertible senior notes are classified as current liabilities as of December 31, 2025 and 2024.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the November 2024 convertible senior notes.

During the year ended December 31, 2025, the Group has repurchased an outstanding US$200.0 million aggregate principal amount of its November 2024 convertible senior notes by way of cash consideration of US$119.3 million and 10,661,140 Class A ordinary shares through the registered direct offering, resulting in a loss on extinguishment of convertible notes of US$44.2 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the carrying value of the November 2024 convertible senior notes as of December 31, 2025 and 2024:

In thousands of USD
Proceeds from issuance of convertible notes	400,000
Less: transaction costs	(13,214)
Less: fair value of embedded derivative (see Note 17)	(228,298)
Carrying value of convertible notes at inception	158,488
Amortized debt discount	2,229
Balance at December 31, 2024	160,717
Amortized debt discount	24,842
Debt extinguishment	(91,929)
Balance at December 31, 2025	93,630

As of December 31, 2025 and 2024, the unamortized debt discount was US$106.4 million and US$239.3 million, respectively.

(d)	June 2025 convertible senior notes

In June 2025, the Group issued US$375.0 million in aggregate principal amount of 4.875% Convertible Senior Notes due 2031 (the “June 2025 convertible senior notes”). The June 2025 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including other convertible senior notes issued by the Group from time to time, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The June 2025 convertible senior notes accrue interest at a rate of 4.875% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2026. The June 2025 convertible senior notes will mature on July 1, 2031, unless earlier repurchased, redeemed or converted. Holders may convert their June 2025 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the June 2025 convertible senior notes, or any time after April 1, 2031, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 62.9921 Class A ordinary shares per US$1,000 principal amount of June 2025 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the June 2025 convertible senior notes.

On July 6, 2029 (the “specified repurchase date”), the holders of the June 2025 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the June 2025 convertible senior notes based on the terms and conditions specified in the agreement of the June 2025 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the June 2025 convertible senior notes, holders may require the Group to repurchase their June 2025 convertible senior notes at a cash repurchase price equal to the principal amount of the June 2025 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the June 2025 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the June 2025 convertible senior notes are classified as current liabilities as of December 31, 2025.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the June 2025 convertible senior notes.

The following table reconciles the carrying value of the June 2025 convertible senior notes for the year ended December 31, 2025:

In thousands of USD
Proceeds from issuance of convertible notes	375,000
Less: transaction costs	(11,403)
Less: fair value of embedded derivative (see Note 17)	(212,026)
Carrying value of convertible notes at inception	151,571
Amortized debt discount	8,838
Balance at December 31, 2025	160,409

As of December 31, 2025, the unamortized debt discount was US$214.6 million.

(e)	November 2025 convertible senior notes

In November 2025, the Group issued US$400.0 million in aggregate principal amount of 4.00% Convertible Senior Notes due 2031 (the “November 2025 convertible senior notes”). The November 2025 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including other convertible senior notes issued by the Group from time to time, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The November 2025 convertible senior notes accrue interest at a rate of 4.00% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2026. The November 2025 convertible senior notes will mature on November 15, 2031, unless earlier repurchased, redeemed or converted. Holders may convert their November 2025 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the November 2025 convertible senior notes, or any time after August 15, 2031, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 56.2635 Class A ordinary shares per US$1,000 principal amount of November 2025 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the November 2025 convertible senior notes.

On November 20, 2029 (the “specified repurchase date”), the holders of the November 2025 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the November 2025 convertible senior notes based on the terms and conditions specified in the agreement of the November 2025 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the November 2025 convertible senior notes, holders may require the Group to repurchase their November 2025 convertible senior notes at a cash repurchase price equal to the principal amount of the November 2025 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the November 2025 convertible senior notes met the criteria to be separated from the host contract and recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds allocated to the host. The host is subsequently measured using the effective interest method, and the derivative liability is measured at fair value, with changes in fair value recorded in profit or loss. The borrowings and associated derivative liabilities arising from the November 2025 convertible senior notes are classified as current liabilities as of December 31, 2025.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the November 2025 convertible senior notes.

The following table reconciles the carrying value of the November 2025 convertible senior notes for the year ended December 31, 2025:

In thousands of USD
Proceeds from issuance of convertible notes	400,000
Less: transaction costs	(12,247)
Less: fair value of embedded derivative (see Note 17)	(191,483)
Carrying value of convertible notes at inception	196,270
Amortized debt discount	2,470
Balance at December 31, 2025	198,740

As of December 31, 2025, the unamortized debt discount was US$201.3 million.

17.	DERIVATIVES

The details of derivative assets are as follows:

	At December 31
In thousands of USD	2025	2024
Capped call instrument (a)	31,857	-
Balance at end of the year	31,857	-

The details of derivative liabilities are as follows:

	At December 31
In thousands of USD	2025	2024
Tether warrants (b)	-	66,803
August 2024 convertible senior notes (c)	-	228,932
November 2024 convertible senior notes (d)	94,721	468,204
June 2025 convertible senior notes (e)	208,039	-
November 2025 convertible senior notes (f)	198,325	-
Balance at end of the year	501,085	763,939

(a)	Capped call instrument

In November 2025, the Group entered into capped call instrument arrangement with certain financial institutions in connection with the issuance of the November 2025 convertible senior notes with the objective of hedging against the effect of shareholder dilution upon the exercise of the embedded conversion feature of the convertible senior notes, subject to a cap. The Group paid a total premium of US$35.4 million for the capped call instrument, which was recorded as the fair value of the capped call instrument at the issuance date, November 12, 2025.

Pursuant to the arrangement, the strike price of the capped call instrument is US$17.77 per Class A ordinary share, which was determined based on the initial conversion price of the November 2025 convertible senior notes. The cap price of the capped call instrument is US$27.88 per Class A ordinary share, representing 100% increase from the Group’s last reported sale price of Class A ordinary shares on the pricing date, November 12, 2025 of the November 2025 convertible senior notes. The capped call instrument are generally expected to settle in net shares, although the Group may elect cash or a combination of cash and shares, subject to the terms of the arrangement.

The capped call instrument are accounted for as derivative instruments and measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss. For the year ended December 31, 2025, the Group recognized a loss on changes in fair value of derivative asset of approximately US$3.5 million.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the capped call instrument was determined using binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions on the measurement date:

Year ended December 31, 2025
Share price	11.21
Dividend yield (%)	-
Expected volatility (%)	110% - 131%
Risk-free interest rate (%)	3.81%

(b)	Tether warrants

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

The warrants are accounted for as derivative instruments and measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in the profit or loss. The fair value of the warrant derivative was determined using the binomial model, with the assistance of an independent valuation specialist. Inputs to the model include assumptions about the expected volatility of the Group’s stock, the expected life of the warrants, the risk-free interest rate, and other factors.

In May 2025, the derivative liability related to the Tether Warrant was extinguished upon exercise, with the exercise price adjusted to US$9.64 per share as a result of the repricing adjustments by issuance of 5,186,627 Class A ordinary shares to Tether. The carrying amount of approximately US$24.2 million included in the liabilities was derecognized.

The following table provides the inputs used in the model for determining the value of the warrant derivative on the respective measurement dates:

	Years ended December 31,
	2025	2024
Share price	14.30	5.82 - 21.67
Dividend yield (%)	-	-
Expected volatility (%)	94%	116% - 136%
Risk-free interest rate (%)	4.35%	4.28% - 5.19%

For the years ended December 31, 2025 and 2024, the Group recognized a gain on changes in fair value of derivative liability of approximately US$42.6 million and a loss on changes in fair value of derivative liability of approximately US$55.7 million, respectively.

(c)	Embedded derivative for August 2024 convertible senior notes

In connection with the issuance of the August 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 16 for further details on the accounting treatment of the convertible notes and associated derivative liability.

During the years ended December 31, 2025 and 2024, the August 2024 convertible senior notes underwent conversions, exchanges and redemptions, pursuant to which, the corresponding derivative liabilities associated with the embedded conversion features, amounting to approximately US$111.0 million and US$85.8 million, respectively, were derecognized. As a result, the derivative liabilities have been fully extinguished.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions on the respective measurement dates:

Years ended December 31,
	2025	2024
Share price	9.84 - 16.92	6.73 - 21.67
Dividend yield (%)	-	-
Expected volatility (%)	110% - 118%	123% - 126%
Risk-free interest rate (%)	3.60% - 4.05%	3.70% - 4.36%

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024, the Group recognized a gain on changes in fair value of derivative liability of approximately US$118.0 million and a loss on changes in fair value of derivative liability of approximately US$202.6 million, respectively.

(d)	Embedded derivative for November 2024 convertible senior notes

In connection with the issuance of the November 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 16 for further details on the accounting treatment of the convertible notes and associated derivative liability.

During the year ended December 31, 2025, the November 2024 convertible senior notes underwent repurchase, pursuant to which, the corresponding derivative liabilities associated with the embedded conversion features, amounting to approximately US$86.4 million were derecognized.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions on the respective measurement dates:

Years ended December 31,
	2025	2024
Share price	10.17 - 11.21	11.16 - 21.67
Dividend yield (%)	-	-
Expected volatility (%)	108% - 109%	124% - 125%
Risk-free interest rate (%)	3.63% - 3.65%	4.17% - 4.38%

For the years ended December 31, 2025 and 2024, the Group recognized a gain on changes in fair value of derivative liability of approximately US$287.1 million and a loss on changes in fair value of derivative liability of approximately US$239.9 million, respectively.

(e)	Embedded derivative for June 2025 convertible senior notes

In connection with the issuance of the June 2025 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 16 for further details on the accounting treatment of the convertible notes and associated derivative liability.

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions on the respective measurement dates:

Year ended December 31, 2025
Share price	10.91 – 11.21
Dividend yield (%)	-
Expected volatility (%)	119% - 122%
Risk-free interest rate (%)	3.78% - 4.01%

For the year ended December 31, 2025, the Group recognized a gain on changes in fair value of derivative liability of approximately US$4.0 million.

(f)	Embedded derivative for November 2025 convertible senior notes

In connection with the issuance of the November 2025 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature. See Note 16 for further details on the accounting treatment of the convertible notes and associated derivative liability.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the derivative liability was determined using a binomial model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions on the respective measurement dates:

Year ended December 31, 2025
Share price	10.63 - 11.21
Dividend yield (%)	-
Expected volatility (%)	121%
Risk-free interest rate (%)	3.81% - 3.82%

For the year ended December 31, 2025, the Group recognized a loss on changes in fair value of derivative liability of approximately US$6.8 million.

18.	TRADE PAYABLES

Trade payables consist of the following:

	At December 31,
In thousands of USD	2025	2024
Electricity payables	50,155	12,457
Production and supply chain payables	34,027	3,666
Construction and infrastructure-related payables	23,342	14,015
Logistics and import duties payables	12,165	824
Others	129	509
Total	119,818	31,471

19.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

	At December 31,
In thousands of USD	2025	2024
Deposits from customers	25,571	12,561
Accrued operating expenses	10,242	9,537
Payables for surtaxes	8,357	8,164
Interest payable	3,682	5,018
Payable to the former owners in Norway Acquisition(1)	2,168	2,657
Payables for staff-related costs	3,484	1,932
Restoration provision	2,224	1,361
Others	1,340	1,037
Total	57,068	42,267

Current	54,655	40,617
Non-current	2,413	1,650
	57,068	42,267

(1)	Represent balance due to former owners in Norway Acquisition, which is a normal annual dividend authorized prior to the acquisition. It is thus accounted for as part of the liabilities assumed from the business combination described in Note 5(b), and listed in other payables.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	EXPENSES BY NATURE AND OTHER INCOME AND EXPENSES ITEMS

(a)	Expenses by nature

	Years ended December 31,
In thousands of USD	2025	2024	2023
Staff cost
- salaries, wages and other benefits	83,138	63,434	52,873
Share-based payments	38,493	33,968	45,488
Amortization
- intangible assets	23,507	8,382	754
Depreciation
- mining rigs	82,967	19,470	25,663
- property, plant and equipment	45,740	42,120	39,899
- investment properties	2,793	2,717	2,601
- right-of-use assets	13,112	8,407	6,624
Electricity cost in operating mining rigs	273,004	179,765	180,565
Cost of mining rigs and accessories sold	89,302	1,652	4
One-off incremental development expense	72,060	29,017	-
AI cloud service fee	5,331	1,747	*
Consulting service fee	15,863	8,953	9,757
Research and development technical service fees	9,011	5,102	2,854
Office expenses	5,777	4,302	3,987
Travel expenses	5,749	3,853	2,843
Expenses of low-value consumables	4,833	2,326	2,557
Tax and surcharge	4,378	1,090	5,442
Write-down of inventories	3,885	-	-
Insurance fee	3,279	2,591	2,427
Advertising expenses	3,005	2,998	1,383
Logistic expenses	512	334	557
Research and development material expenses	489	926	-
Expenses of short-term leases	455	303	286
Expenses of variable payment lease	159	197	224
Others	17,377	9,035	8,191
Total cost of revenue, selling, general and administrative and research and development expenses	804,219	432,689	394,979

*	Amount lesser than US$1,000.

(b)	Other operating income / (expenses)

	Years ended December 31,
In thousands of USD	2025	2024	2023
Net gains on disposal of cryptocurrencies	9,741	8,188	2,061
Change in fair value of cryptocurrency-settled receivables and payables	(631)	(6,362)	3,305
Impairment loss on cryptocurrencies	(3,752)	(936)	(2)
Change in fair value of cryptocurrencies – receivables	(26,710)	-	-
Net losses on disposal of mining rigs	-	(13)	(1,573)
Others	-	(150)	-
Total	(21,352)	727	3,791

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Other net gains / (losses)

	Years ended December 31,
In thousands of USD	2025	2024	2023
Change in fair value of derivative liabilities	444,861	(498,167)	-
Gain / (Loss) on lease termination	68	(197)	-
Government grants	28	47	48
Net gains / (losses) on disposal of property, plant and equipment and investment properties	(144)	108	(11)
Impairment loss on other assets	(1,290)	-	-
Donations	(2,397)	(188)	(440)
Change in fair value of derivative assets	(3,543)	-	-
Changes in fair value of financial assets at fair value through profit or loss	(3,662)	1,970	3,527
Impairment loss on property, plant and equipment	(4,744)	-	-
Impairment loss on mining rigs	(8,665)	-	-
Loss on extinguishment of convertible notes	(60,403)	(8,172)	-
Change in fair value of holdback shares issued in connection with the FreeChain Acquisition	-	(3,186)	-
Gain on modification of convertible debt	-	-	481
Others	4,929	306	(67)
Total	365,038	(507,479)	3,538

(d)	Finance income / (expenses)

	Years ended December 31,
In thousands of USD	2025	2024	2023
Interest income	7,605	7,871	7,953
Gain / (Loss) on foreign currency transactions	3,442	(1,585)	(1,016)
Cryptocurrency transaction service fee	(7)	(27)	(233)
Other interest expenses	(10)	(138)	-
Interest expenses on lease liabilities	(3,775)	(3,473)	(2,605)
Interest expense on borrowings from a related party	(26,750)	-	-
Interest expense on borrowings	(68,797)	(14,310)	(2,476)
Others	(598)	(273)	(347)
Total	(88,890)	(11,935)	1,276

21.	SHARE-BASED PAYMENTS

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

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the 2023 Plan, the Group is able to issue up to an aggregate of 21,877,912 Class A ordinary shares to the designated recipients. BTG granted a total of 1,256,122 shares awards in two batches in July and October 2023 for the year ended December 31, 2023, a total of 4,443,271 shares awards in five batches in January, April, July, September and October 2024 for the year ended December 31, 2024, and a total of 1,754,512 shares awards in four batches in January, April, July, and October 2025 for the year ended December 31, 2025 to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$3.50 to US$11.49, US$0.01 to US$10.59 and US$0.01 to US$21.67 per share for the years ended December 31, 2023, 2024 and 2025, respectively. The majority of the share awards vest from two to seven years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on the tenth anniversary from the date of grant.

The share awards issued in September 2024 includes 830,000 share awards, which are replacement awards, to exchange for the acquiree’s awards in connection with the FreeChain Acquisition. In addition, the Group also issued 6,400,000 Class A ordinary shares, including 128,000 holdback shares, to certain shareholders of FreeChain. These shares are subject to a vesting period ranging from five to seven years, during which the recipients must continue to provide services to the Group through each vesting date. The fair value was determined based on the number of shares transferred and the closing price on the date of issuance. See Note 5(c).

In June 2023, the board of directors of BTG approved the 2023 Performance Share Plan (the “2023 Performance Plan”), which was effective in October 2023. Under the 2023 Performance Plan, the Group is able to issue up to an aggregate of 1,112,886 Class A ordinary shares to the designated recipients. The number of Class A ordinary shares available for issuance under the 2023 Performance Plan could be subsequently adjusted to be no more than 11,128,861 based on the Group’s market capitalization as set forth in the 2023 Performance Plan. The Group did not issue any award under the 2023 Performance Plan for the years ended December 31, 2025, 2024 and 2023.

The following table illustrates the number of shares and weighted average exercise prices of, and movements in, share awards. For retrospective presentation, the number of Bitdeer’s share awards have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

	Number of options (’000)	Average exercise price per share award (US$)	Average fair value per share award (US$)
As at January 1, 2023	10,398	3.50	25.27
Granted	1,658	4.58	8.15
Exercised(1)	(118)	3.50	19.23
Forfeited	(194)	3.68	17.96
As at December 31, 2023	11,744	3.65	23.04
Granted	4,443	5.60	5.66
Exercised(1)	(1,840)	2.81	17.45
Forfeited	(481)	4.37	17.30
As at December 31, 2024	13,866	4.36	18.41
Granted	1,755	14.31	11.49
Exercised(1)	(1,063)	3.31	22.58
Forfeited	(253)	9.46	17.02
As at December 31, 2025	14,305	5.57	17.28
Vested and exercisable at December 31, 2025	7,268	3.90	21.82

(1)	The total proceeds received from the exercised shares under the 2023 plan during the years ended December 31, 2025, 2024 and 2023 was approximately US$3.5 million, US$5.2 million and US$0.4 million, respectively.

The weighted average contractual life for the remaining options at December 31, 2025 and 2024 was 7.37 years and 7.87 years, respectively.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The expense recognized for share awards during the years ended December 31, 2025, 2024 and 2023 was approximately US$38.5 million, US$34.0 million and US$45.5 million, respectively. The breakdown is as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Cost of revenue	3,304	2,368	4,722
Selling expenses	1,164	1,982	3,592
General and administrative expenses	11,983	14,881	23,797
Research and development expenses	22,042	14,737	13,377
Total	38,493	33,968	45,488

The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the value of the grant for the years ended December 31, 2025, 2024 and 2023:

Years ended December 31,
	2025	2024	2023
Dividend yield (%)	-	-	-
Expected volatility (%)	116%-119%	118% - 119%	118% - 124%
Risk-free interest rate (%)	4.12%-4.58%	3.74% - 4.48%	3.81% - 4.59%
Exercise multiple	2.20-2.80	2.20 - 2.80	2.20 - 2.80

The incremental fair value related to the modification of expiration date of the share awards is estimated at the modification date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the incremental fair value of the modification for the year ended December 31, 2023:

Year ended December 31, 2023
Dividend yield (%)	-
Expected volatility (%)	119% - 124%
Risk-free interest rate (%)	3.45% - 3.47%
Exercise multiple	2.20-2.80

The above inputs for the binomial model have been determined based on the following:

●	Dividend return is estimated by reference to the Group’s plan to distribute dividends in the near future. Currently, this is estimated to be zero as the Group plans to retain all profit for corporate expansion;

●	Expected volatility is estimated based on the daily close price volatility of a number of comparable companies to the Group;

●	Risk-free interest rate is based on the yield to maturity of U.S. treasury bills denominated in US$ at the option valuation date;

●	Exercise multiple is based on empirical research on typical share award exercise behavior.

22.	EQUITY

Issued share capital

On April 13, 2023, Bitdeer completed the Business Combination described in Note 5(a), upon which the Group’s equity structure changed to that of BTG and the authorized share capital is US$50,000 divided into: (i) 499,600,000,000 Class A ordinary shares with a par value of US$0.0000001 each, (ii) 200,000,000 Class V ordinary shares with a par value of US$0.0000001 each, (iii) 200,000,000 undesignated shares with a par value of US$0.0000001 each. Upon completion of the Business Combination, all issued and outstanding 4,384,796,703 Class A ordinary shares, 453,892,313 Series A preferred shares, 870,232,230 Series B preferred shares and 1,314,267,705 Series B+ preferred shares of Bitdeer were cancelled in exchange for newly issued 60,281,185 Class A ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 5,631,795,619 Class B ordinary shares and 7,141,236 Series A preferred shares were cancelled in exchange for newly issued 48,399,922 Class V ordinary shares of BTG at an exchange ratio of approximately 0.00858. All issued and outstanding 2,607,498 ordinary shares of BSGA were cancelled in exchange for newly issued 2,607,498 Class A ordinary shares of BTG.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2023, the Group entered into a purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the purchase agreement, the Group has the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of its Class A ordinary shares with a par value US$0.0000001 per share. The purchase agreement has the maturity date of up to 36-month anniversary from the commencement date or on the date which B. Riley Principal Capital II shall have purchased Class A ordinary shares of an aggregate gross purchase price of US$150,000,000 or other termination conditions stated in the purchase agreement. During the years ended December 31, 2025, 2024 and 2023, the Group newly issued 1,421,163, 6,922,648 and 1,166,533 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$24.4 million, US$51.6 million and US$9.5 million, respectively.

In March 2024, the Group entered into an At Market Issuance Sales Agreement (the “2024 At Market Issuance Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (the “Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. During the years ended December 31, 2025 and 2024, the Group newly issued 13,158,453 and 23,313,347 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$226.4 million and US$335.1 million, respectively.

In April 2024, the Group issued 417,130 Class A ordinary shares to Renol Invest AS and Bryhni.com AS in connection with the Norway Acquisition, as described in Note 5(b). The fair value of the Class A ordinary shares was determined based on the number of shares transferred and the closing price on the acquisition date, amounting to US$2.4 million.

In May 2024, the Group issued 18,587,360 Class A ordinary shares in connection with the private placement with Tether. The residual net transaction amount of US$87.4 million was recognized as an equity component. In May 2025, the Group issued 5,186,627 Class A ordinary shares in connection with the exercise of Tether Warrant for a total consideration of US$50.0 million. See Note 17.

In July and November 2024 and upon maturity in July 2025, the holder of the promissory note converted US$8.0 million and the remaining principal amount of US$15.0 million into 1,086,070 and 2,036,383 Class A ordinary shares, respectively, at a conversion price of US$7.3660 per share. See Note 16.

In September and December 2024, the Group issued 18,786,600 and 383,400 Class A ordinary shares, respectively. Of these, 12,514,600 and 255,400 shares, respectively, were included as part of the purchase consideration to the shareholders of FreeChain in connection with the FreeChain Acquisition, with a fair value of US$74.9 million, as described in Note 5(c).

In January 2025, the Group entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC, and StockBlock Securities LLC (the “2025 Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the 2025 Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. During the year ended December 31, 2025, the Group newly issued 4,415,116 Class A ordinary shares with net proceeds, after transaction costs, of approximately US$100.4 million.

In March 2025, 4,000,000 Class V ordinary shares were converted into an equal number of Class A ordinary shares. This transfer did not change the total number of shares issued and outstanding.

During the years ended December 31, 2025 and 2024, the Group issued 11,047,587 and 9,160,220 Class A ordinary shares, respectively, in connection with the settlement of the August 2024 convertible senior notes through conversion, exchange, and redemption. The notes were fully settled in September 2025. See Note 16.

In November 2025, the Group issued 10,661,140 of the Group’s Class A ordinary shares to settle the repurchase of a certain principal amount of the November 2024 convertible senior notes. Also see Note 16.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, 2024 and 2023, the Group issued 10,279,108, 8,088,970 and 5,554,302 shares, respectively, which were reserved for future issuance upon the exercise of awards granted under the share incentive plans. As of December 31, 2025, 2024 and 2023, 7,258,176, 6,130,708 and 5,436,385 of these shares, respectively, were considered not outstanding.

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

In September 2024, the board of directors of the Group approved the adoption of a share repurchase program (the “2024 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$10.0 million worth during the period from September 9, 2024 to September 8, 2025. During the years ended December 31, 2025 and 2024, the Group purchased 790,000 and 145,762 Class A ordinary share for consideration of approximately US$9.1 million and US$0.9 million, respectively, under 2024 Share Repurchase Program. These shares were cancelled during the year ended December 31, 2025.

In February and May 2025, the board of directors of the Group approved the adoption of two share purchase programs (the “2025 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$20.0 million worth during the period from February 28, 2025 to February 28, 2026 and up to US$40.0 million worth during the period from May 30, 2025 to May 29, 2026. During the year ended December 31, 2025, the Group repurchased 4,964,711 Class A ordinary shares for consideration of approximately US$56.0 million and cancelled 1,600,000 treasury shares purchased under 2025 Share Repurchase Program.

In connection with the issuance of the November 2024 convertible senior notes and June 2025 convertible senior notes, the Group entered into zero-strike call option transactions (the “Zero-Strike Call Options”) with Barclays Bank PLC (“Barclays”) to purchase options to call for Class A ordinary shares of the Group. In November 2024 and June 2025, the Group paid approximately US$160.0 million and US$129.6 million, respectively, for options over 14,298,480 and 10,205,300 Class A ordinary shares. The Zero-Strike Call Options expire on the 41st non-disrupted day following December 1, 2029 and July 1, 2031, respectively, or earlier if Barclays requests early settlement. The settlement method is physical settlement, and the Group will receive a fixed number of Class A ordinary shares determined at the commencement date of each transaction upon expiration or early settlement, provided the options are exercised. The economic substance of the Zero-Strike Call Options is similar to a traditional forward repurchase contract. As the options permit physical settlement, they are classified as a reduction of equity and included in treasury equity without subsequent remeasurement. If the options are not exercised, the initial premium paid, which is recorded as a reduction of equity, will remain in equity.

The following table illustrates the movements in shares and share capital for the years ended December 31, 2025, 2024 and 2023. For retrospective presentation, the number of the Group’s ordinary shares and preferred shares on the consolidated statements of changes in equity have been scaled by the exchange ratio of approximately 0.00858 for periods prior to the completion of the Business Combination on April 13, 2023.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Class A Ordinary Shares	Amount in USD	Class V Ordinary Shares	Amount in USD
At January 1, 2023, shares issued and outstanding	60,281,184	6	48,399,922	5
Issuance of shares through Business Combination	2,607,498	*	-	-
Issuance of shares for exercise of share awards	117,917	*	-	-
Acquisition of treasury shares	(606,756)	*	-	-
Issuance of shares for cash	1,166,533	*	-	-
At December 31, 2023, shares issued and outstanding	63,566,376	6	48,399,922	5
Issuance of shares for exercise of share awards	1,840,345	*	-	-
Issuance of shares for cash	48,823,355	5	-	-
Issuance of shares in connection with the business combinations	19,587,130	2	-	-
Acquisition of treasury shares	(145,762)	*	-	-
Issuance of shares in connection with conversion of convertible notes	10,246,290	1	-	-
At December 31, 2024, shares issued and outstanding	143,917,734	14	48,399,922	5
Issuance of shares for exercise of share awards	1,062,670	*	-	-
Acquisition of treasury shares	(5,754,711)	(1)	-	-
Issuance of shares for cash	18,994,732	2	-	-
Issuance of shares for exercise of warrant	5,186,627	1	-	-
Issuance of shares in connection with settlement of convertible notes	23,745,110	2	-	-
Conversion of Class V to Class A ordinary shares	4,000,000	*	(4,000,000)	*
At December 31, 2025, shares issued and outstanding	191,152,162	19	44,399,922	4

*	Amount below US$1

Retained earnings / (Accumulated deficit)

The Group’s retained earnings / (accumulated deficit) include the result of the Group’s operations for the years ended December 31, 2025, 2024, and 2023.

Reserves

The Group’s reserves mainly include the following:

(i)	Share premium, which effectively represents the share subscription amount paid over the par value of the shares. The application of the share premium account is governed by Section 34 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands as amended, supplemented or otherwise modified from time to time.

(ii)	All foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)	The value of the conversion option of the equity component embedded in the convertible debt.

(iv)	The accumulated share-based payment expenses.

(v)	The amount of derivative liabilities reclassified due to de-recognition of the associated instruments.

(vi)	The amount of treasury shares cancelled.

Capital management

The Group’s primary objective in terms of managing capital is to:

●	safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, mainly by pricing products and services commensurately with the level of risk.

●	To support the Group’s stability and growth.

●	To provide capital for the purpose of strengthening the Group’s risk management capability.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025, 2024 and 2023, the Group’s business and financial condition are highly correlated with the market price of cryptocurrencies, the Group’s revenue is substantially generated from cryptocurrency-related operations. The Group has adopted various measures to minimize the risk associated with the fluctuation in the market price of cryptocurrencies. In response to the market dynamics, the Group applied a flexible internal strategy for either converting of cryptocurrencies it obtains through its principal business into fiat currency to support its operations as needs, or holding the cryptocurrencies to capture potential higher appreciation in value in the future.

The Group actively and regularly reviews and manages its capital structure to ensure optimal balance between capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected cash flows, projected capital expenditures and projected strategic investment opportunities. In order to maintain or adjust the capital structure, the Group may issue new shares, raise new debts, repurchase shares or convert debt into equity.

The Group is subject to certain externally imposed capital requirements under its loan agreements, with which it has complied as at December 31, 2025.

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

The provisions for income taxes for the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
Current income tax expenses	12,599	3,672	11,825
Deferred income tax benefits	(7,366)	(6,115)	(6,140)
Total	5,233	(2,443)	5,685

The reconciliation between the income tax benefits / (expenses) calculated by applying the applicable tax rate of 17% to the profit / (loss) before income tax and the net income tax benefits / (expenses) as shown in the statements of operations and comprehensive income / (loss) for the years ended December 31, 2025, 2024 and 2023 is as follows.

	Years ended December 31,
	2025	2024	2023
Statutory income tax rate	17.00%	17.00%	17.00%
Effect of expenses not deductible for tax purpose	8.71%	(14.70)%	(24.21)%
Effect of income tax difference under different tax jurisdictions	2.37%	(0.77)%	0.53%
Effect of tax losses not recognized in deferred tax assets	4.30%	(1.07)%	0.49%
Effect of non-taxable income	(24.84)%	0.05%	-
Prior year true-ups	(1.08)%	(0.16)%	(5.06)%
Others	0.93%	0.06%	0.10%
Total	7.39%	0.41%	(11.15)%

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets / (liabilities) as of December 31, 2025 and 2024 comprise the following:

	At December 31,
In thousands of USD	2025	2024
Deferred tax assets
Net operating losses	2,750	1
Share-based payments	4,241	3,925
Deferred revenue	4,184	4,184
Long-lived assets (1)	8,491	2,520
Impairment charges	3,005	69
Total deferred tax assets	22,671	10,699
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	(11,584)	(4,479)
Deferred tax assets	11,087	6,220
Deferred tax liabilities
Long-lived assets (1)	(25,699)	(21,093)
Set-off of deferred tax positions relate to income taxes levied by the same tax authority	11,584	4,479
Deferred tax liabilities	(14,115)	(16,614)

Net deferred tax liabilities	(3,028)	(10,394)

The movements in the net deferred tax assets / (liabilities) during the years ended December 31, 2025, 2024 and 2023 are as follows:

In thousands of USD	January 1, 2025	Recognized in profit or loss	December 31, 2025
Tax losses carried forward	1	2,749	2,750
Share-based payments	3,925	316	4,241
Deferred revenue	4,184	-	4,184
Long-lived assets (1)	(18,573)	1,365	(17,208)
Impairment charges	69	2,936	3,005
Net deferred tax assets / (liabilities)	(10,394)	7,366	(3,028)

In thousands of USD	January 1, 2024	Recognized in profit or loss	Acquired through the business combinations (Note 5)	December 31, 2024
Tax losses carried forward	136	(135)	-	1
Share-based payments	3,573	352	-	3,925
Deferred revenue	4,184	-	-	4,184
Long-lived assets(1)	(8,522)	5,829	(15,880)	(18,573)
Impairment charges	-	69	-	69
Net deferred tax assets / (liabilities)	(629)	6,115	(15,880)	(10,394)

In thousands of USD	January 1, 2023	Recognized in profit or loss	December 31, 2023
Tax losses carried forward	4,324	(4,188)	136
Share-based payments	2,672	901	3,573
Deferred revenue	-	4,184	4,184
Long-lived assets(1)	(13,765)	5,243	(8,522)
Net deferred tax assets / (liabilities)	(6,769)	6,140	(629)

(1)	Long-lived assets include mining rigs, property, plant and equipment, intangible assets and right-of-use assets, which give rise to temporary differences from differences between accounting and tax depreciation and amortization.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has not recognized deductible temporary differences and a portion of the tax loss carry forward because the criteria for recognition (i.e., the probability of future taxable profits) were not met. The amount of such unused tax losses will expire as follows:

Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
United States	103,876	Indefinitely
Singapore	2,961	Indefinitely
Hong Kong	3,873	Indefinitely
United Arab Emirates	423	Indefinitely
Ethiopia	327	2030
Thailand	7	2028
Total	111,467

24.	RELATED PARTY TRANSACTIONS

Compensation for key management and Board of Directors

	Years ended December 31,
In thousands of USD	2025	2024	2023
Salaries and other emoluments	10,798	9,064	8,986
Total	10,798	9,064	8,986

Besides key management personnel and the Board of Directors, the following set forth the significant related party and the relationship with the Group:

Name of related party	Relationship with the Group
Matrix Finance and Technologies Holding Group and its subsidiaries (“Matrixport Group”, rebranded as the “BIT Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of BIT Group and has significant influence over BIT Group.

Details of assets and liabilities with the related parties are as follows:

	At December 31,
In thousands of USD	2025	2024
Due from related parties
- Trade receivables(1)	313	6,171
- Other receivables (1)	9,341	9,341
Total due from related parties	9,654	15,512

Cryptocurrency receivable from a related party
- Cryptocurrency – receivables(2)	135,558	-
Total due from a related party	135,558	-

Due to a related party
- Other payables(3)	4,340	8,747
Total due to a related party	4,340	8,747

Borrowings from a related party
- Borrowings(2)	521,831	-
Total borrowings from a related party	521,831	-

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of transactions with the related party are as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
- Provide service to related parties(1)	1,301	18,715	754
- Sales of goods to a related party	-	41	-
- Receive service from a related party	486	182	228
- Interest expense on borrowings from a related party(4)	29,895	-	-
- Loss on disposal of business to a related party	-	-	74
- Changes in fair value of financial assets at fair value through profit or loss	(1,467)	1,920	3,527

(1)	Mainly related to the hosting service provided by the Group for year ended December 31, 2024. The Group did not provide any hosting service to a related party for the years ended December 31, 2025 and 2023.

(2)

On April 15, 2025, the Group entered into a loan agreement (the “BIT Assets Collateralized Loan”) with BIT Group for a financing facility of up to US$200.0 million. Subsequently, in July and October 2025, the Group entered into amendments to the BIT Assets Collateralized Loan, pursuant to which total maximum financing facility was increased from US$200.0 million to US$400.0 million and the definition of collateral was expanded to include mining rigs, inventories, datacenter assets and such other collateral as may be mutually agreed between the parties. Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate and are repayable in fixed monthly instalments over a 24-month term. The facility is collateralized by assets of the Group, including mining rigs, and is maintained in compliance with an agreed loan-to-value ratio. Refer to Note 11 for further details.

In October and December 2025, the Group entered into additional loan agreements with BIT Group similar to the BIT Assets Collateralized Loan arrangement, pursuant to which additional financing facilities of US$100.0 million and US$50.0 million were made available in each respective month, for an aggregate of US$150.0 million, on substantially the same terms.

In September 2025, the Group entered into a loan agreement (the “BIT BTC Collateralized Loan”) with BIT Group for a financing facility of up to US$400.0 million. Loans drawn under the facility bear interest at 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is collateralized by Bitcoin, maintained based on a loan-to-value ratio. The fair value of the Bitcoin provided as collateral for this financial facility is disclosed in Note 7.

(3)	As of December 31, 2025, other payables primarily represent interest payable on borrowings and accrued service expenses related to custody services. As of December 31, 2024, other payables primarily represent deposits received in connection with hosting services and accrued service expenses. The deposits related to hosting services were released in September 2025 upon settlement of the related receivable.

(4)	Interest expense on borrowings from a related party includes capitalized borrowing costs.

During the years ended December 31, 2025, 2024 and 2023, substantially all of the Group’s cryptocurrencies were held in custody by BIT Group. The Group’s purchase and disposal of cryptocurrencies, at spot price on the date of transaction, were also primarily from and to BIT Group.

In July 2022, the Group signed an agreement with BIT Group, which is the general partner of a limited partnership set up by the BIT Group, to subscribe a limited partner interest in the limited partnership and the capital commitment is US$20.0 million. The Group does not have control or significant influence over the limited partnership. The capital contribution made by the Group to the limited partnership is US$17.3 million. As of December 31, 2025 and 2024, the fair value of the limited partnership interest was US$20.3 million and US$21.8 million, respectively. See Note 10.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings / (loss) per share is based on the profit or loss attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares outstanding for the years ended December 31, 2025, 2024 and 2023.

Diluted earnings / (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

As the Group generated profits for the year ended December 31, 2025, the potential ordinary shares related to: (i) the outstanding share awards exercisable into approximately 14.3 million; (ii) share options issued in connection with the Norway Acquisition exercisable into approximately 0.4 million; (iii) the June 2025 convertible senior notes convertible into approximately 23.6 million; (iv) the November 2025 convertible senior notes convertible into approximately 22.5 million were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive.

As the Group incurred losses for the years ended December 31, 2024 and 2023, the potential ordinary shares related to: (i) the outstanding share awards exercisable into approximately 13.9 million and 11.7 million ordinary shares; (ii) the promissory note convertible into approximately 2.0 million and 3.1 million ordinary shares; (iii) share options issued in connection with the Norway Acquisition exercisable into approximately 0.4 million and nil ordinary shares; (iv) the Tether Warrant exercisable into approximately 5.2 million and nil ordinary shares; (v) the August and November 2024 convertible senior notes convertible into approximately 36.5 million and nil ordinary shares respectively, were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive.

The following reflects the profit / (loss) and share data used in the basic and diluted earnings / (loss) per ordinary share computations:

	Years ended December 31,
In thousands of USD, except for the per share data	2025	2024	2023
Profit / (Loss) attributable to ordinary equity shareholders of the Group	65,597	(599,151)	(56,656)
Weighted average number of ordinary shares outstanding (thousand shares)	204,679	137,426	110,494
Basic earnings / (loss) per share (In USD)	0.32	(4.36)	(0.51)

Profit / (loss) attributable to ordinary equity shareholders of the Group	65,597	(599,151)	(56,656)
Adjustments for potential dilutive instruments:
- Impact of derivative liabilities related to the warrants	(42,622)	-	-
- Impact of derivative liabilities related and interest expense to the August 2024 and November 2024 convertible senior notes	(359,156)	-	-
Loss attributable to ordinary equity shareholders of the Group for diluted EPS	(336,181)	(599,151)	(56,656)

Weighted average number of ordinary shares outstanding (thousand shares)	204,679	137,426	110,494

Effect of potential dilutive ordinary shares:
- Assumed exercise of warrants (thousand shares)	581	-	-
- Assumed conversion of the August 2024 and November 2024 convertible senior notes (thousand shares)	29,059	-	-
Weighted average number of shares outstanding for diluted EPS (thousand shares)	234,319	137,426	110,494

Diluted loss per share (In USD)	(1.43)	(4.36)	(0.51)

Each Class A ordinary share carries 1 vote and each Class V ordinary share carries 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of the shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities are as follows:

	Years ended December 31,
In thousands of USD	2025	2024	2023
NON-CASH INVESTING AND FINANCING TRANSACTIONS
Operating lease right-of-use assets and leasehold land obtained in exchange for operating lease liabilities	28,350	23,197	4,492
Operating lease right-of-use assets resulted from lease modification	-	-	646
Settlement of pre-existing debtor relationship in the business combination	-	10,061	2,607
Payment for mining rigs in form of cryptocurrencies	1,883	-	-
Payment for purchase of property, plant and equipment in form of cryptocurrencies	8,000	-	-
Borrowing costs capitalized as additional to property, plant and equipment and intangible assets	11,313	-	-
Liabilities assumed in connection with production and supply chain payments for mining rigs	11,756	-	-
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	9,063	18,355	8,205
Prepayments realized as additions to property, plant and equipment and intangible assets	5,916	9,058	-
Transfer of inventory to mining rigs	595,895	16,655	-
Receivable on the proceeds from issuance of ordinary shares	-	-	23
Cancellation of repurchased treasury shares	29,967	2,604	-
Transaction cost-related liabilities assumed in connection with the issuance of the convertible senior notes	-	1,132	-
Issuance of senior secured notes, Class A ordinary shares and share options in connection with the Norway Acquisition (Note 5(b))	-	17,952	-
Issuance of Class A ordinary shares and share options in connection with the FreeChain Acquisition (Note 5(c))	-	76,990	-
Issuance of Class A ordinary shares in connection with the settlement of convertible notes	252,385	111,495	-
Repayment of borrowings from a related party in cryptocurrencies	50,753	-	-

27.	SUBSEQUENT EVENTS

In January and April 2026, the Group granted a total of approximately 1.0 million share awards to the designated recipients under the 2023 Plan. Each share award either entitles the recipient to purchase one ordinary share of the Group at an exercise price ranging from US$9.34 to US$11.21 per share, or entitles the recipient to receive one ordinary share of the Group upon vesting. The share awards vest over periods ranging from two to seven years, and the recipient shall continue to provide services to the Group by each vesting date. The options granted expire on the tenth anniversary of the date of grant.

BITDEER TECHNOLOGIES GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January, February and March 2026, the Group entered into additional loan agreements with BIT Group under the BIT Assets Collateralized Loan arrangement, pursuant to which additional financing facilities of US$50.0 million were made available in each respective month, resulting in an aggregate increase of US$150.0 million. Loans drawn under these facilities bear a variable interest rate equal to 9.0% plus a market-based reference rate and are repayable in fixed monthly instalments over a 24-month term. The facilities are collateralized by assets of the Group, including mining rigs and other assets as agreed between the parties, and are maintained in compliance with agreed loan-to-value requirements. As of April 30, 2026, the Group had an aggregate outstanding balance of approximately US$516.4 million under the facilities.

In January and February 2026, the Group fully repaid the outstanding balance of US$67.2 million under the BIT BTC Collateralized Loan.

In February 2026, the Group repaid an existing financing facility with a commercial bank with a principal amount of US$26.0 million which was unsecured and bore interest at a rate of 10.31% per annum. The Group subsequently drawn down US$26.0 million from the same financing facility which is then due in July 2026.

In February 2026, the Group issued US$375.0 million in aggregate principal amount of 5.00% Convertible Senior Notes due 2032 (“the February 2026 convertible senior notes”). In connection with the issuance of February 2026 convertible senior notes, the Group entered into capped call transactions with certain holders of the February 2026 convertible senior notes for a premium of approximately US$33.7 million. The Group also completed a registered direct offering of 5,503,030 Class A ordinary shares at a price of US$7.94 per share with certain holders of the November 2024 convertible senior notes. The Group used the net proceeds from the registered direct offering and a portion of the net proceeds from the issuance of the February 2026 convertible senior notes to repurchase US$135.0 million in aggregate principal amount of the November 2024 convertible senior notes.

In February 2026, the Group entered into a loan agreement with BIT Group for a financing facility of up to 800 Bitcoin. The facility was subsequently amended to increase the maximum facility to 3,000 Bitcoin and was further amended and restated in March 2026 to increase the maximum facility to 6,000 Bitcoin. Loans drawn under the facility bear interest at 3.00% per annum, payable weekly in arrears. Each drawdown has a tenor as agreed between the parties. The loans are secured by collateral in the form of stablecoins or fiat currency and are subject to a loan-to-value ratio. As of April 30, 2026, the Group had an outstanding balance of approximately 2,802 Bitcoin under the facility.

In February 2026, the Group entered into the BIT Structured Product Agreement with BIT Group, pursuant to which the Group entered into put option transactions with total premium paid amounted to approximately US$6.4 million.

In March 2026, the Group entered into an agreement with Data Center Installations AS (“DCI”), a Norwegian data center and critical infrastructure specialized contractor for the design and execution of the conversion of its existing mining datacenter in Tydal, Norway into an AI datacenter.

For the period from January 1, 2026 to April 30, 2026, the Group newly issued 4,636,064 Class A ordinary shares with net proceeds of US$60.0 million.

There were no other material subsequent events during the period from December 31, 2025 to the approval date of these consolidated financial statements on April 30, 2026.